Use these links to rapidly review the document
CONTENTS

Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you sell or have sold or otherwise transferred all of your Aviva Shares, please send this document, together with any accompanying documents (but not the personalised Aviva Form of Proxy or Aviva Voting Instruction Form), as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward delivery to the purchaser or the transferee. However, such documents should not be forwarded, distributed or transmitted (in whole or in part) in, into or from any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you have sold or otherwise transferred part only of your holding of Aviva Shares, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document should be read in conjunction with the Aviva Prospectus relating to New Aviva Shares dated 19 January 2015 which has been prepared in connection with the Proposed Acquisition and published on Aviva's website (www.aviva.com/friendsoffer). Aviva Shareholders may, subject to applicable securities laws, request a copy of the Aviva Prospectus by telephoning 0871 495 0105 (from within the United Kingdom) or +44 117 378 8361 (from outside of the United Kingdom) between 8.30 a.m. and 5.30 p.m. (London time), Monday to Friday (excluding UK public holidays). Calls to the 0871 495 0105 number are typically charged at 12 pence per minute from a landline. Calls to +44 117 378 8361 from outside of the United Kingdom will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones.

This document does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

Aviva plc

(Incorporated in England and Wales with registered number 2468686)

Recommended all-share offer for Friends Life Group Limited by Aviva plc

Circular to Aviva Shareholders and Notice of
Aviva General Meeting

Your attention is drawn to the letter from the Chairman of Aviva which is set out in Part 1 ("Letter from the Chairman of Aviva") of this document and which contains a unanimous recommendation from the Aviva Directors that you vote in favour of the Resolutions to be proposed at the Aviva General Meeting referred to below. Please read the whole of this document and the Aviva Prospectus and, in particular, the risk factors set out in Part 2 ("Risk Factors") of this document.

Notice of the Aviva General Meeting to be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00 a.m. on 26 March 2015 is set out at pages 422 to 427 of this document. The action to be taken in respect of the General Meeting is set out on pages 26 to 27 of this document.

Aviva Shareholders (other than Aviva Share Account members, Aviva Vested Share Account members, participants in the Aviva AESOP and Aviva ADS Holders) will find accompanying hard copies of this document (or the letter notification that this document is available on Aviva's website) the Aviva Form of Proxy for use in connection with the Aviva General Meeting. To be valid, the Aviva Form of Proxy should be completed, signed and returned in accordance with the instructions printed on it so as to be received by the Registrar, Computershare Investor Services PLC, at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom, as soon as possible and in any event by 11.00 a.m. on 24 March 2015 (or in the case of any adjournment of the Aviva General Meeting, not later than 48 hours (excluding non-working days) prior to the time scheduled for the adjourned Aviva General Meeting). As an alternative to completing and returning the Aviva Form of Proxy, the relevant Aviva Shareholders may submit the Aviva Form of Proxy electronically by visiting www.investorcentre.co.uk/eproxy. You will need to enter the Control Number, Shareholder Reference Number and PIN specified on the Aviva Form of Proxy (or in your notification email) and follow the online instructions. The deadline for receipt of such electronic proxies is 11.00 a.m. on 24 March 2015 (or in the case of any adjournment of the Aviva General Meeting, not later than 48 hours (excluding non-working days) prior to the time scheduled for the adjourned Aviva General Meeting).

Aviva Share Account members should not complete the Aviva Form of Proxy but should instead complete, sign and return the Aviva Voting Instruction Form accompanying hard copies of this document (or the letter notification that this document is available on Aviva's website), in accordance with the instructions printed on it so as to be received by the Registrar, Computershare Investor Services PLC, at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom, as soon as possible and in any event by 11.00 a.m. on 23 March 2015 (or in the case of any adjournment of the Aviva General Meeting, not later than 72 hours (excluding non-working days) prior to the time scheduled for the adjourned Aviva General Meeting). Aviva Share Account members may also submit their voting instruction electronically by visiting www.investorcentre.co.uk/eproxy, as an alternative to returning the Aviva Voting Instruction Form accompanying this document. You will need to enter the Control Number, Shareholder Reference Number and PIN specified on the Aviva Voting Instruction Form (or in your notification email) and follow the online instructions. The deadline for receipt of such electronic voting instructions is 11.00 a.m. on 23 March 2015 (or in the case of any adjournment of the Aviva General Meeting, not later than 72 hours (excluding non-working days) prior to the time scheduled for the adjourned Aviva General Meeting).

Aviva Vested Share Account members and participants in the Aviva AESOP should complete and submit the Aviva Form of Direction electronically by visiting www.investorcentre.co.uk/eproxy. You will need to enter the Control Number, Shareholder Reference Number and PIN specified in the notification letter or email in respect of the Aviva General Meeting sent to you by Aviva's Share Plan Administrator. The deadline for receipt of Aviva Forms of Direction electronically is 11.00 a.m. on 23 March 2015 (or in the case of any adjournment of the Aviva General Meeting, not later than 72 hours (excluding non-working days) prior to the time scheduled for the adjourned Aviva General Meeting).

Holders of Aviva Shares in CREST may appoint a proxy by completing and transmitting a CREST proxy instruction to Computershare Investor Services PLC (under CREST participant ID 3RA50), so that it is received by 11.00 a.m. on 24 March 2015 (or in the case of any adjournment of the Aviva General Meeting, not later than 48 hours (excluding non-working days) prior to the time scheduled for the adjourned Aviva General Meeting).

Completion and return of the Aviva Form of Proxy or Aviva Voting Instruction Form, submitting the Aviva Form of Proxy or Aviva Voting Instruction Form electronically or the appointment of a proxy through CREST will not prevent the relevant Aviva Shareholders from attending and voting in person at the Aviva General Meeting or any adjournment thereof, should they so wish and are so entitled.

Aviva ADS Holders who hold ADSs as of 5.00 p.m. (New York City time) on 26 January 2015 (being the ADS voting record time) may instruct the ADS Depositary to vote on their behalf at the Aviva General Meeting as their proxy. For ADS voting instructions to be counted, the Aviva ADS Holders must complete and submit the relevant ADS proxy card, or otherwise provide voting instructions to the ADS Depositary in the manner specified therein, as soon as possible and in any event so as to be received not later than 10.00 a.m. (New York City time) on 20 March 2015.

i

Aviva ADS Holders should also refer to the accompanying notes to the Notice of Aviva General Meeting at the end of this document, the separate ADS Depositary's Notice of General Meeting and the relevant ADS proxy card/voting instruction provided.

Application will be made to the FCA for the New Aviva Shares, to be issued in connection with the Proposed Acquisition, to be admitted to the premium listing segment of the Official List and to the London Stock Exchange for the New Aviva Shares to be admitted to trading on its main market for listed securities. It is expected that, subject to the satisfaction of certain conditions, the New Aviva Shares will be issued, Admission will become effective and dealings in the New Aviva Shares will commence on 13 April 2015. The New Aviva Shares will, when issued, rank pari passu in all respects with the existing Aviva Shares. No application will be made for the New Aviva Shares to be admitted to listing or dealt with on any other exchange, except as may be required from time to time in connection with the ADSs listed on the New York Stock Exchange. The New Aviva Shares will not be admitted to trading on any stock exchange other than the London Stock Exchange, and, upon the deposit as permitted under applicable US securities laws of New Aviva Shares by a holder at their discretion with the ADS Depositary, in the form of ADSs on the New York Stock Exchange.

Aviva Shareholders should only rely on the information contained in this document and the Aviva Prospectus. No person has been authorised to give any information or make any representations other than those contained or incorporated in this document and, if given or made, such information or representations must not be relied upon as having been so authorised by Aviva, the Aviva Directors or the Joint Sponsors. In particular, the content of Aviva's website does not form part of this document and Aviva Shareholders should not rely on it. Without prejudice to any legal or regulatory obligation on Aviva to publish a supplementary prospectus pursuant to section 87G of FSMA and Prospectus Rule 3.4, neither the delivery of this document nor Admission shall, under any circumstances, create any implication that there has been no change in the business or affairs of the Aviva Group taken as a whole since the date of this document or that the information in it is correct as of any time after the date of this document.

Persons into whose possession this document comes should inform themselves about and observe any applicable restrictions and legal, exchange control or regulatory requirements in relation to the distribution of this document and the Proposed Acquisition. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction. The contents of this document should not be construed as legal, business or tax advice. The distribution of this document and any accompanying documents and the allotment and issue of the New Aviva Shares in jurisdictions other than the United Kingdom may be restricted by law. Persons outside the United Kingdom into whose possession this document and any accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of the relevant jurisdiction. No action has been taken by Aviva or the Joint Sponsors to obtain any approval, authorisation or exemption to permit the allotment or issue of the New Aviva Shares or the possession or distribution of this document (or any other publicity material relating to the New Aviva Shares) in any jurisdiction other than the United Kingdom.

The New Aviva Shares have not been, and are not expected to be, registered under the US Securities Act, or with any securities regulatory authority of any state or any other jurisdiction of the United States. Accordingly, the New Aviva Shares may not be offered, sold or otherwise transferred, directly or indirectly, in or into the United States absent registration under the US Securities Act or an exemption from such act. The New Aviva Shares to be issued to Friends Life Shareholders pursuant to the terms of the Scheme are expected to be issued in reliance upon an exemption from the registration requirements of the US Securities Act afforded by section 3(a)(10) thereof. Friends Life Shareholders (whether or not US persons as defined in the US Securities Act) who are or will be affiliates (within the meaning of the US Securities Act) of Friends Life or Aviva prior to, or of Aviva after, the Settlement Date will be subject to certain US transfer restrictions relating to the New Aviva Shares received pursuant to the terms of the Scheme.

None of the securities referred to in this document have been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States.

In the United States, this document is being furnished to Aviva Shareholders and Aviva ADS Holders solely to explain the Scheme and describe the action recommended to be taken by Aviva Shareholders

ii

in relation to the Aviva General Meeting. This document is personal to each Aviva Shareholder and Aviva ADS Holder and does not constitute an offer to any person or to the public generally to subscribe for or otherwise acquire the New Aviva Shares. This document is not an offer of securities for sale in the United States. The New Aviva Shares will be issued in reliance upon the exemption from registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. For the purposes of qualifying for this exemption, Aviva will advise the Guernsey Court through counsel that it will rely on the Section 3(a)(10) exemption based on the Guernsey Court's sanctioning of the Scheme. The sanctioning of the Scheme will be relied upon by Aviva as an approval of the Scheme following a hearing on its fairness to Scheme Shareholders, at which hearing all Scheme Shareholders will be entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been or will be given to all Scheme Shareholders.

The New Aviva Shares have not been, and are not expected to be, registered under the applicable securities laws of any jurisdiction outside of the United Kingdom. Accordingly, the New Aviva Shares may not be offered, sold or otherwise transferred, directly or indirectly, in or into any such jurisdiction or for the account or benefit of citizens or residents of any such jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of such jurisdiction. Friends Life Shareholders outside the United Kingdom will be required by Aviva to inform themselves about and observe any restrictions on the offer, sale or transfer of the New Aviva Shares.

J.P. Morgan Limited, which is authorised and regulated by the FCA, is acting as joint sponsor and joint financial adviser, and J.P. Morgan Securities plc, which is authorised by the PRA and regulated by the FCA and the PRA, is acting as corporate broker, to Aviva and no one else in connection with the Proposed Acquisition or the contents of this document and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, the contents of this document or any matter referred to in this document.

Morgan Stanley, which is authorised and regulated by the FCA, is acting as joint sponsor, joint financial adviser and joint corporate broker to Aviva and no one else in connection with the Proposed Acquisition or the contents of this document and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, the contents of this document or any matter referred to in this document.

Robey Warshaw, which is authorised and regulated by the FCA, is acting as joint financial adviser to Aviva and no one else in connection with the Proposed Acquisition or the contents of this document and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, the contents of this document or any matter referred to in this document.

Apart from the responsibilities and liabilities, if any, which may be imposed on J.P. Morgan Cazenove, Morgan Stanley and/or Robey Warshaw by FSMA, the regulatory regime established under FSMA, the Code or any contract between any of them and Aviva (as established under such contract), none of J.P. Morgan Cazenove, Morgan Stanley or Robey Warshaw accepts any responsibility whatsoever for the contents of this document, including its accuracy, completeness or for any other statement made or purported to be made by it, or on its behalf, in connection with Aviva, the Aviva Shares, the New Aviva Shares, the Scheme or Admission. Each of J.P. Morgan Cazenove, Morgan Stanley and Robey Warshaw and their respective its subsidiaries, branches and affiliates accordingly disclaim all and any duty, liability and responsibility whether arising in tort, contract or otherwise (save as referred to above) in respect of this document or any such statement or otherwise.

This document is dated 19 January 2015.

iii

RELEVANT DOCUMENTATION

A prospectus in connection with the issue of the New Aviva Shares (the "Aviva Prospectus") has been published by Aviva on its website (www.aviva.com/friendsoffer) and contains information regarding, among other things, the reasons for the Proposed Acquisition, further details concerning Aviva and Friends Life, historical financial information, the Aviva Directors, the Proposed Directors and the New Aviva Shares.

The Aviva Prospectus is available for inspection in accordance with paragraph 3 of Part 6 ("Additional Information") of this document. Paragraph 3 of Part 6 ("Additional Information") of this document sets out the various sections of the Aviva Prospectus which are incorporated by reference into this document.

 EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or Date(1)
Publication of this document, the Aviva Prospectus and the Scheme Document	19 January 2015
ADS voting record time for the Aviva General Meeting	5.00 p.m. (New York City time) on 26 January 2015(2)
Publication of Friends Life's 2014 Preliminary Results	5 March 2015
Publication of Aviva's 2014 Preliminary Results	5 March 2015
Latest time for receipt of ADS proxy card/voting instruction for the Aviva General Meeting	10.00 a.m. (New York City time) on 20 March 2015
Latest time for receipt of Aviva Voting Instruction Form or Aviva Form of Direction for the Aviva General Meeting	11.00 a.m. on 23 March 2015(3)
Latest time for receipt of Aviva Form of Proxy/CREST proxy instruction for the Aviva General Meeting	11.00 a.m. on 24 March 2015(4)
Record time for voting at the Aviva General Meeting by Aviva Shareholders	6.00 p.m. on 24 March 2015(5)
Aviva General Meeting	11.00 a.m. on 26 March 2015
Court Meeting	2.00 p.m. on 26 March 2015
Friends Life General Meeting	2.15 p.m. on 26 March 2015(6)
Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Friends Life Shares	5.00 p.m. on 9 April 2015(7)
Scheme Record Time	6.00 p.m. on 9 April 2015(7)
Suspension of listing of, and dealings in, Friends Life Shares	7.30 a.m. on 10 April 2015(7)(8)
Guernsey Court Hearing to sanction the Scheme	10 April 2015(7)
Effective Date	10 April 2015(7)(8)
Delisting of Friends Life Shares	By 8.00 a.m. on 13 April 2015(7)(8)
Issue of New Aviva Shares	By 8.00 a.m. on 13 April 2015(7)(8)
CREST accounts credited in respect of New Aviva Shares	By 8.00 a.m. on 13 April 2015(7)(8)
Admission and commencement of dealings in New Aviva Shares on the London Stock Exchange	8.00 a.m. on 13 April 2015(7)(8)
Despatch of definitive share certificates and Aviva Share Account statements in relation to the New Aviva Shares (in each case, where applicable)	within 14 days of the Effective Date
Payments in respect of fractional entitlements, where applicable	within 14 days of the Effective Date
Payment of Friends Life's 2014 second interim dividend	within 14 days of the Effective Date
Long Stop Date	31 July 2015(9)

Notes:

(1)
All times shown in this document are London times unless otherwise stated. The dates and times given are indicative only and are based on current expectations and may be subject to change (including as a result of changes to the regulatory timetable). If any of the times and/or dates above change, the revised times and/or dates will be announced via a Regulatory Information Service.

(2)
Only those Aviva ADS Holders who hold ADSs at 5.00 p.m. (New York City time) on 26 January 2015 will receive the relevant ADS proxy card/voting instructions for the Aviva General Meeting and will be entitled to instruct the ADS Depositary to exercise the voting rights in respect of the Aviva Shares represented by their ADSs at the Aviva General Meeting.

(3)
The Aviva Voting Instruction Form for the Aviva General Meeting must be returned by no later than 11.00 a.m. on 23 March 2015 (or in the case of an adjournment of the Aviva General Meeting, not less than 72 hours (excluding non-working days) prior to the time set for the adjourned Aviva General Meeting) to be valid.

(4)
The Aviva Form of Proxy/CREST proxy instruction for the Aviva General Meeting must be returned by no later than 11.00 a.m. on 24 March 2015 (or in the case of an adjournment of the Aviva General Meeting, not less than 48 hours (excluding non-working days) prior to the time set for the adjourned Aviva General Meeting) to be valid.

(5)
Only those Aviva Shareholders registered on the register of members of Aviva as at 6.00 p.m. on 24 March 2015 (or in the case of an adjournment of the Aviva General Meeting, on the register of members of Aviva at 6.00 p.m. on the day which is two days (excluding non-working days) prior to the time set for the adjourned Aviva General Meeting) will be entitled to attend and/or vote at the Aviva General Meeting.

(6)
To commence at the time fixed or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(7)
These times and dates are indicative only and will depend, amongst other things, on the dates upon which the Conditions are satisfied or (where permitted) waived.

(8)
These times and dates are indicative only and will depend, amongst other things, on the date upon which the Guernsey Court sanctions the Scheme.

(9)
This is the latest date by which the Scheme may become Effective unless Friends Life and Aviva agree, and (if required) the Guernsey Court and the Panel allow, a later date.

INDICATIVE STATISTICS

Number of existing Aviva Shares in issue as at 15 January 2015 (being the latest practicable date prior to the date of this document)	2,950,758,512
Number of New Aviva Shares to be issued in connection with the Proposed Acquisition	up to 1,105,000,000
Number of Aviva Shares in issue immediately following Admission(1)	up to 4,055,758,512
New Aviva Shares as a percentage of the Enlarged Aviva Group issued ordinary share capital immediately following completion of the Proposed Acquisition(1)(2)	27%
Aviva ISIN	GB002162385

Notes:

(1)
On the assumption that no new Aviva Shares are issued as a result of (i) the exercise of any options or (ii) awards vesting under the Aviva Share Schemes between 15 January 2015 (being the latest practicable date prior to the date of this document) and Admission.

(2)
Percentage calculated on the assumption that 1,105,000,000 New Aviva Shares are issued in connection with the Proposed Acquisition. Based on the number of Aviva Shares and Friends Life Shares in issue as at 15 January 2015 (being the latest practicable date prior to the date of this document), the percentage would be 26%.

FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated in this document (including the information incorporated by reference into this document from the Aviva Prospectus) constitute "forward-looking statements" and are prospective in nature. All statements other than statements of historical fact included in or incorporated by reference into this document may be forward-looking statements. They are based on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "anticipates", "believes", "targets", "aims", "projects", "future-proofing" or words or terms of similar substance or the negative of such words or terms, as well as variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Forward-looking statements may include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Aviva's, Friends Life's or the Enlarged Aviva Group's operations and potential synergies resulting from the Proposed Acquisition; and (iii) the effects of global economic conditions on Aviva's, Friends Life's or the Enlarged Aviva Group's business.

Many factors may cause the actual results, performance or achievements of Aviva, Friends Life or the Enlarged Aviva Group to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of Aviva, Friends Life or the Enlarged Aviva Group to differ materially from the expectations of Aviva, Friends Life or the Enlarged Aviva Group, as applicable, include, among other things, general business and economic conditions globally, industry trends, competition, changes in government and other regulation, changes in political and economic stability, disruptions in business operations due to reorganisation activities (whether or not Aviva combines with Friends Life), interest rate and currency fluctuations, the unpredictability of insurance, including the possibility of a catastrophe impacting the general insurance business, unexpected deviations in policyholder behaviour or experience including changes to lapses or mortality rates, the failure to satisfy the conditions of the Scheme if and when implemented (including approvals or clearances from regulatory and other agencies and bodies) on a timely basis or at all, the failure of Aviva to combine with Friends Life on a timely basis or at all, the inability of the Enlarged Aviva Group to realise successfully any anticipated synergy benefits when the Proposed Acquisition is implemented, the inability of the Enlarged Aviva Group to integrate successfully Aviva's and Friends Life's operations and programmes when the Proposed Acquisition is implemented, the Enlarged Aviva Group incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the Proposed Acquisition when the Proposed Acquisition is implemented. Relevant factors also include, but are not limited to, the risk factors set forth in the documents filed with or furnished to the SEC by Aviva including Aviva's most recently filed annual report on Form 20-F and subsequent reports on Form 6-K. Such forward-looking statements should therefore be construed in light of such factors.

Aviva Shareholders should specifically consider the factors identified in this document, which could cause actual results to differ before taking any action in connection with the Resolutions. Such risks, uncertainties and other factors are set out more fully in Part 2 ("Risk Factors") of this document.

No member of the Aviva Group nor any associate or director, officer, employee or adviser of any member of the Aviva Group, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. You are cautioned not to place undue reliance on forward-looking statements included in or incorporated by reference into this document which speak only as at the date of this document.

Except as required by the FCA, the London Stock Exchange or applicable law (including as may be required by the Listing Rules, Prospectus Rules or the Disclosure and Transparency Rules), Aviva, the Aviva Directors and the Joint Sponsors expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document to reflect any change in expectations with regard to such forward-looking statements or any change in information, events, conditions or circumstances on which any such statement is based.

Except as expressly provided in this document, no forward-looking or other statements have been reviewed by the auditors of the Aviva Group. All subsequent oral or written forward-looking statements attributable to any member of the Aviva Group or any associate or director, officer, employee or adviser of any member of the Aviva Group, are expressly qualified in their entirety by the cautionary statement above.

The statements above relating to forward-looking statements should not be construed as a qualification on the opinion of Aviva as to working capital available to the Enlarged Aviva Group set out in paragraph 6 of Part 6 ("Additional Information") of this document.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future or are beyond Aviva's, Friends Life's and/or the Enlarged Aviva Group's control. Forward-looking statements are not guarantees of future performance. Aviva's, Friends Life's and the Enlarged Aviva Group's actual results of operations, financial condition and the development of the business sector in which Aviva, Friends Life and/or the Enlarged Aviva Group operates may differ materially from those suggested by the forward-looking statements contained in this document as a result of factors including, but not limited to, UK domestic and global economic business conditions, market-related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, currency changes, inflation, deflation, the unpredictability of insurance, including the possibility of a catastrophe impacting the general insurance business, unexpected deviations in policyholder behaviour or experience including changes to lapses or mortality rates, the timing impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Aviva, Friends Life and/or the Enlarged Aviva Group and its affiliates operate. In addition, even if Aviva's, Friends Life's or the Enlarged Aviva Group's actual results of operations, financial condition and the development of the business sector in which Aviva, Friends Life or the Enlarged Aviva Group operates are consistent with the forward-looking statements contained in this document (including the information incorporated by reference into this document from the Aviva Prospectus), those results or developments may not be indicative of results or developments in subsequent periods.

Aviva Shareholders are advised to read, in particular, the following parts of the Aviva Prospectus for a more complete discussion of the factors that could affect Aviva's, Friends Life's or the Enlarged Aviva Group's future performance and the industry in which Aviva, Friends Life or the Enlarged Aviva Group operates: Part VII ("Information on the Company and the Aviva Group"), Part VIII ("Information on the Friends Life Group"), Part IX ("Selected Financial Information in relation to Aviva and Aviva Documents Incorporated by Reference") and Part X ("Operating and Financial Review of the Aviva Group") of the Aviva Prospectus, as well as Part 2 ("Risk Factors") and Part 3 ("Historical Consolidated Financial Information relating to the Friends Life Group") of this document. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

No profit forecasts or estimates

No statement in this document is intended as a profit forecast or estimate for any period and no statement in this document should be interpreted to mean that earnings or earnings per share for Aviva or Friends Life, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Aviva or Friends Life, as appropriate.

 AVIVA DIRECTORS, PROPOSED DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

AVIVA DIRECTORS	John McFarlane (Group Chairman)(1)
Mark Wilson (Group Chief Executive Officer)
Thomas Stoddard (Chief Financial Officer)
Glyn Barker (Independent non-executive director)
Patricia Cross (Independent non-executive director)
Michael Hawker, AM (Independent non-executive director)
Gay Huey Evans (Independent non-executive director)
Michael Mire (Independent non-executive director)
Sir Adrian Montague, CBE (Senior independent non-executive director)
Bob Stein (Independent non-executive director)
Scott Wheway (Independent non-executive director)
all of whose business address is at St Helen's, 1 Undershaft, London EC3P 3DQ
PROPOSED DIRECTORS(2)	Andy Briggs
Sir Malcolm Williamson
all of whose business address will, following completion of the Proposed Acquisition, be at St Helen's, 1 Undershaft, London EC3P 3DQ
COMPANY SECRETARY	Kirstine Cooper
REGISTERED OFFICE	St Helen's
1 Undershaft
London EC3P 3DQ
JOINT SPONSORS AND JOINT FINANCIAL ADVISERS	J.P. Morgan Limited
25 Bank Street
Canary Wharf
London E14 5JP
Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
JOINT CORPORATE BROKERS	J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
JOINT FINANCIAL ADVISER	Robey Warshaw LLP
31 St James's Place
London SW1A 1NR

(1)
John McFarlane will be replaced as Chairman by Sir Adrian Montague, CBE, with effect from the conclusion of Aviva's next annual general meeting.

(2)
The Proposed Directors will become directors of Aviva (and Sir Malcolm Williamson will replace Sir Adrian Montague as Senior Independent Director) following completion of the Proposed Acquisition (subject to regulatory approval).

LEGAL ADVISER TO AVIVA	Allen & Overy LLP
One Bishops Square
London E1 6AD
REPORTING ACCOUNTANTS	Deloitte LLP 2 New Street Square London EC4A 3BZ
AVIVA'S AUDITORS AND REPORTING ACCOUNTANT	PricewaterhouseCoopers LLP 7 More London Riverside London SE1 2RT
FRIENDS LIFE'S AUDITORS	Ernst & Young LLP 1 More London Place London SE1 2AF
REGISTRAR	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8AE

PART 1

LETTER FROM THE CHAIRMAN OF AVIVA

Aviva plc

Directors:	Registered and Head Office:
John McFarlane (Chairman)	St Helen's
Mark Wilson (Chief Executive Officer)	1 Undershaft
Thomas Stoddard (Chief Financial Officer)	London EC3P 3DQ
Sir Adrian Montague, CBE (Senior Independent Non-Executive Director)
Glyn Barker (Independent Non-Executive Director)
Patricia Cross (Independent Non-Executive Director)
Michael Hawker, AM (Independent Non-Executive Director)
Gay Huey Evans (Independent Non-Executive Director)
Michael Mire (Independent Non-Executive Director)
Bob Stein (Independent Non-Executive Director)
Scott Wheway (Independent Non-Executive Director)
19 January 2015

To Aviva Shareholders and, for information only, to persons with information rights

Dear Aviva Shareholder

Recommended all-share offer for Friends Life Group Limited by Aviva plc

Circular to Aviva Shareholders and Notice of Aviva General Meeting

1.     Introduction

On 2 December 2014, the boards of Aviva and Friends Life announced that they had agreed the terms of a recommended all-share offer by Aviva to acquire the entire issued and to be issued ordinary share capital of Friends Life.

It is intended that the Proposed Acquisition will be implemented by way of a court-sanctioned scheme of arrangement of Friends Life under Part VIII of the Companies (Guernsey) Law, 2008 (as amended) pursuant to which Aviva will acquire the entire issued and to be issued ordinary share capital of Friends Life. Subject to the satisfaction or, where applicable, waiver of the Conditions (other than those Conditions which relate to Admission), it is expected that the Proposed Acquisition will become Effective on 10 April 2015, with Admission becoming effective and dealings for normal settlement in the New Aviva Shares expected to commence at 8.00 a.m. on 13 April 2015.

Owing to its size, the Proposed Acquisition constitutes a "class 1" transaction for the purposes of the Listing Rules and therefore requires the approval of Aviva Shareholders. Accordingly, the Aviva General Meeting has been convened for 11.00 a.m. on 26 March 2015 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. Aviva Shareholders will be asked, among other things, to approve the Proposed Acquisition itself and the allotment of New Aviva Shares in connection with the Proposed Acquisition. An explanation of the Resolutions to be proposed at the Aviva General Meeting is set out in paragraph 22 below.

The Aviva Directors consider the Proposed Acquisition and the Resolutions to be in the best interests of Aviva and Aviva Shareholders as a whole and unanimously recommend that Aviva Shareholders vote in favour of the Resolutions, as the Aviva Directors who hold or are beneficially entitled to Aviva Shares have irrevocably undertaken to do (or procure) in respect of their own beneficial holdings of Aviva Shares. The Proposed Acquisition has also been unanimously recommended by the Friends Life Directors.

I am writing to give you further details of the Proposed Acquisition, including the background to and reasons for it, and to seek your approval of the Resolutions. The Aviva Prospectus prepared in accordance with the Prospectus Rules, which contains further details of the issue of the New Aviva Shares, has been published on Aviva's website (www.aviva.com/friendsoffer).

8

2.     Terms of the Proposed Acquisition

It is intended that the Proposed Acquisition will be implemented by way of a court-sanctioned scheme of arrangement under Part VIII of the Companies (Guernsey) Law, 2008 (as amended).

Under the Scheme, which will be subject to the Conditions and terms set out in paragraph 13 below and to the further terms set out in the Scheme Document, Scheme Shareholders (other than Restricted Persons) will receive:

0.74 New Aviva Shares for each Friends Life Share

In addition, assuming the Proposed Acquisition completes, Scheme Shareholders who are on the Friends Life shareholder register at the Friends Life Dividend Record Date will also be entitled to receive, in place of Friends Life's 2014 final dividend, Friends Life's proposed second interim dividend of 24.1p per share, in respect of the 2014 financial year, resulting in a 2014 full year dividend of 31.15p per share. In the event that the Proposed Acquisition does not complete, Friends Life expects that its 2014 final dividend and therefore its 2014 full year dividend would be in line with Friends Life's 2013 final dividend and 2013 full year dividend, respectively. Scheme Shareholders will have no entitlement to Aviva's proposed 2014 final dividend of 12.25p per share, regardless of whether or not (and of when) the Proposed Acquisition completes.

The Exchange Ratio and implied premium have been agreed between Aviva and Friends Life having taken into account the impact of the Value Share, and the consideration that will be due from Friends Life to RCAP under the terms of the Limited Partnership Agreement. At completion of the Proposed Acquisition, Friends Life is required to settle the Value Share in cash. The cash consideration payable to RCAP is expected by Friends Life to be approximately £220 million. However, under the terms of the Limited Partnership Agreement, RCAP can elect to receive the consideration in Friends Life Shares. If RCAP elects for shares, any Friends Life Shares would be acquired by Aviva immediately following completion of the Proposed Acquisition at the Exchange Ratio in connection with the implementation of the Scheme.

Based on the Exchange Ratio and the Closing Prices of Aviva and Friends Life shares as at 20 November 2014 (being the last date prior to talks between Aviva and Friends Life being made public), the Proposed Acquisition, excluding the payment to RCAP in relation to the Value Share and Friends Life's proposed second interim dividend payment in respect of the 2014 financial year, values each Friends Life Share at 394p and Friends Life's existing issued ordinary share capital at approximately £5.6 billion.

Based on the Exchange Ratio and the Closing Prices of Aviva and Friends Life shares as at 20 November 2014 (being the last date prior to talks between Aviva and Friends Life being made public), the terms of the Proposed Acquisition, excluding the payment to RCAP in relation to the Value Share and Friends Life's proposed second interim dividend payment in respect of the 2014 financial year, represent:

•
a premium of 15% to the Closing Price of 343p per Friends Life Share on 20 November 2014;

•
a premium of 27% to the average Closing Price of 310p per Friends Life Share for the three-month period ended 20 November 2014; and

•
a multiple of 1.0x Friends Life's Market Consistent Embedded Value per share as at 30 June 2014 (adjusted for the sale of Lombard and Friends Life Share Buyback Programme).

Based on the Exchange Ratio and the Closing Price of Aviva as at 15 January 2015 (being the latest practicable date prior to the publication of this document), the Proposed Acquisition values each Friends Life Share at 375p per share, which represents a premium of 9% to the Closing Price of 343p per Friends Life Share on 20 November 2014.

If successful, assuming that 1,105,000,000 New Aviva Shares are issued in connection with the Proposed Acquisition, the Proposed Acquisition will result in Scheme Shareholders, together, owning approximately 27% of the ordinary share capital of the Enlarged Aviva Group.

3.     Background to and reasons for the Proposed Acquisition

Summary

Over the past two years, Aviva has undertaken a major transformation, creating significant value for its shareholders. Aviva believes that the Proposed Acquisition has a financial and strategic rationale that would accelerate Aviva's transformation in line with its investment thesis, "cash flow plus growth". It is expected to increase the quantum, resilience and diversification of group cash flows and improve Aviva's ability to invest for growth in its chosen markets and products, leveraging the respective

9

strengths of Aviva and Friends Life to establish a compelling opportunity to create value for both Aviva and Friends Life shareholders.

Aviva also has a focused, clear, simple and differentiated business strategy. Its strategic anchor has three elements:

•
True Customer Composite.  Aviva is the only composite of scale in the United Kingdom and one of the few in the world that can offer a full range of insurance and asset management products, underpinned by the most recognised insurance brand in the United Kingdom;

•
Digital First.  This is how Aviva is capitalising on being a composite insurer. It is how customers increasingly want to do business with Aviva. If there is a choice of where to invest, it will be in digital first across any channel; and

•
Not Everywhere.  Aviva is not interested in geographic regions but individual markets where it has scale and profitability or a distinct competitive advantage. It will focus on markets, like the United Kingdom, where it will win.

Completion of the Proposed Acquisition is conditional upon, among other things, obtaining the relevant regulatory clearances from the PRA and FCA, obtaining clearances from appropriate competition authorities, the approval of the Scheme at the Court Meeting by a majority in number of those Scheme Shareholders (other than Non-Voting Persons) who are present and vote, either in person or by proxy, and who represent not less than 75% in value of the Scheme Shares voted by such Scheme Shareholders, the sanction of the Scheme by the Guernsey Court and the passing of the required resolutions at the Aviva General Meeting.

Aviva believes that the Proposed Acquisition reinforces its investment thesis and provides the opportunity for "accelerating cash flow plus growth". The key financial benefits of the Proposed Acquisition are outlined below.

Increasing the Quantum, Resilience and Diversification of Cash flows

The Proposed Acquisition is expected to leverage the complementary strengths of Aviva and Friends Life to create a stronger, more diversified and resilient business better positioned to serve customer needs, combining Aviva's brand, broad product range, scale and composite benefits with Friends Life's strong cash flow, corporate pensions leadership, balance sheet strength and proven back book expertise.

Accelerates the Financial Transformation of Aviva

The Proposed Acquisition is expected to result in an immediate reduction in financial leverage to a level that achieves Aviva's stated medium term objectives of external debt leverage below 40% on a TNAV (tangible net asset value) basis and AA equivalent on a Standard & Poor's basis, with no expected requirement to further deleverage the Enlarged Aviva Group and no impact on existing plans to reduce the internal loan to approximately £2.2 billion by the end of 2015 (this level has been set such that Aviva Insurance Limited places no reliance on the loan to meet its stressed insurance liabilities, as assessed on a 1:200 basis). Immediately following the Proposed Acquisition, external debt leverage on an IFRS tangible capital basis1, is expected to reduce from 44% to 38% for the Enlarged Aviva Group, and S&P Leverage is also expected to reduce from 30% to 28%2, providing Aviva with increased financial and strategic flexibility. Following the Proposed Acquisition, the Enlarged Aviva Group's debt leverage focus will be on the S&P Leverage metric, targeting a level that is consistent with an AA rating.

Aviva believes that its capital and liquidity position will be stronger and more resilient following the Proposed Acquisition. Aviva's Economic Capital surplus of approximately £8.0 billion would benefit from Friends Life's Economic Capital surplus (on a Friends Life standalone basis) of approximately £4.0 billion3, with the Enlarged Aviva Group position expected to be further strengthened by additional capital synergies over time. In addition, the Proposed Acquisition is expected to reduce the relative sensitivity of the Enlarged Aviva Group's Economic Capital to movements in credit and equity markets, as a result of Friends Life's lower market risk exposures relative to Aviva. Aviva's central liquidity position

Adjusted definition to deduct only goodwill from "tangible capital" i.e. AVIF maintained within capital base.

Both calculated as at 30 June 2014 by reference to Aviva's and Friends Life's 2014 half year reports.

Both calculated as at 30 June 2014 by reference to Aviva's and Friends Life's 2014 half year reports.

10

of approximately £1.25 billion would benefit from Friends Life's central liquidity position of approximately £1.15 billion.4

The stronger capital, cash flow and liquidity profile of the Enlarged Aviva Group is expected to be further strengthened by balance sheet synergies over time and improve the foundation for future growth.

The Proposed Acquisition is expected to have the following effect on key operating financial metrics:

•
approximately £0.6 billion of incremental Holdco Excess Cash Flow per annum including the benefit from realisation of expected synergies by the end of 20175;

•
operating EPS broadly neutral once full run-rate synergies achieved;

•
day-1 IFRS NAV per share accretion; and

•
reduction in Enlarged Aviva Group operating expense ratio, by approximately 2 percentage points after realisation of expected synergies.

Substantial Value from Potential Synergies

As set out in Part 5 ("Quantified Financial Benefits Statement") of this document, Aviva envisages achieving an annual synergy run-rate of approximately £225 million by the end of 2017, through inter alia, integrating life companies' operations, recapturing previously outsourced asset management contracts and the possible reduction of corporate and development costs across the two businesses. Aviva has valued these potential cost synergies at approximately £1.8 billion6, which reflects both the potential benefits of and the expected costs of achieving the potential synergies. One-off integration costs of £350 million are expected to be incurred by mid-2017 to realise these potential synergy benefits, of which approximately £200 million are currently expected to be incurred in 2015, approximately £100 million in 2016 and the balance in 2017. In addition to the targeted operating efficiency synergies, the Aviva Directors believe there is likely to be significant additional value through the capital, financial and revenue synergies that are expected to be available to the Enlarged Aviva Group over time.

The Aviva Directors believe the Aviva and Friends Life management teams have the right experience and expertise to maximise the value from the Proposed Acquisition. Specifically, Friends Life's management team has a proven track record in successfully integrating acquisitions and delivering value from back books, rationalising seven legal entities into two and securing approximately £160 million of run-rate synergy benefits from 2011 to 2013. This complements the Aviva management team's track record in delivering cost savings and the successful turnaround of the Aviva business, having reduced Aviva's UK Life expenses by 28% from 2011 to 1H2014 (on an annualised basis) and realising run-rate annual Aviva cost reductions of £568 million over the same period.

The Proposed Acquisition would, over time, present the opportunity for Aviva Investors to manage up to approximately £70 billion of Friends Life's UK assets under administration7, increasing Aviva Investors' assets under management by up to 29%, to up to approximately £309 billion8. The Proposed Acquisition would also increase scale in core asset classes (based on the aforementioned increase of assets under management to up to approximately £309 billion), as well as enhance Aviva Investors' overall profit contribution and its relevance in the context of the Enlarged Aviva Group. Aviva currently estimates that the insourcing of these assets under administration could, over time, contribute approximately £40 million of profit per annum to the Enlarged Aviva Group as part of the synergy benefits of the Proposed Acquisition. The Proposed Acquisition will provide an opportunity to create a stronger platform from which to execute Aviva Investors' strategy and in doing so creating more cash flow for the Enlarged Aviva Group.

Calculated by reference to Friends Life's available shareholder assets as at 30 September 2014 of £911 million, adjusted for the proceeds received from the disposal of Lombard (£260 million), less the amount spent on the Friends Life Share Buyback Programme before it was suspended of £29 million.

Based on 2013 actual Friends Life cash flow plus expected run rate synergies.

The synergy net present value is calculated using a discounted cash flow method (using a discount rate of 10%) based on the expected phased cost synergy benefits of £225 million calculated using a terminal growth rate of 2%, net of restructuring costs of £350 million and assuming a normalised tax rate of 20%.

The Friends Life UK Life assets under administration opportunity breaks down into over £19 billion of directed in-house funds and over £49 billion of directed externally managed funds.

£309 billion / 29% increase combines approximately £70 billion of Friends Life assets that are non-customer directed funds for which the asset manager is pre-selected with approximately £241 billion of Aviva Investors' assets under management. Excludes £33 billion of Friends Life customer directed funds, which give customers the ability to choose their asset manager.

11

Increased Dividend and Dividend Growth Trajectory

The Aviva Directors propose to pay a 2014 final dividend of 12.25p per share, representing a 30% increase compared to the 2013 final dividend per share, and resulting in a 2014 full year dividend of 18.1p per share.

The Aviva Directors expect the Proposed Acquisition to be accretive to Aviva's cash flow per share and cash flow coverage, given Friends Life's existing standalone cash flows and the expected synergy benefits of the combination. The Proposed Acquisition is expected to deliver approximately £0.6 billion incremental Holdco Excess Cash Flow per annum. In the medium term, Aviva intends to move dividend cover to approximately 2x operating EPS on an IFRS basis.

4.     Information on Aviva

The Aviva Group's history and expertise dates back over the past 300 years. It is one of the world's leading insurance groups and one of the leading providers of life and general insurance products in the United Kingdom and Europe. Its main activities are the provision of products and services in relation to long-term insurance and savings, general and health insurance and fund management. Aviva has around £241 billion of funds under management9 and operates across 16 countries10 globally, focusing on markets where it has scale and a defined competitive advantage. It currently serves 31 million customers across a range of insurance, savings and investment products and paid out £27.5 billion in claims and benefits in 201311.

Aviva's strategy is driven by its investment thesis of achieving cash flow plus growth. Its financial strength means it can be there for its customers, now and in the future. Aviva's strategic anchor sets out what it does, how it does it and where it does it, as described in further detail in paragraph 6 below.

For the six months ended 30 June 2014, Aviva reported IFRS profit before tax from continuing operations of £1,234 million and as at 30 June 2014 had total assets of £278,861 million. For the twelve months ended 31 December 2013, Aviva reported IFRS profit before tax from continuing operations of £1,472 million and as at 31 December 2013 had total assets of £281,627 million.

Aviva Shares are traded on the main market of the London Stock Exchange with a premium listing and the company is a member of the FTSE 100 index. Aviva Shares are also traded on the New York Stock Exchange in the form of ADSs.

5.     Information on Friends Life

Friends Life is a FTSE 100 listed company focused on providing financial security for over five million customers, with a heritage dating back over 200 years. Friends Life's strategy is focused on helping customers to save for and achieve a good standard of living in retirement and on providing them with financial protection during their working lives.

The business is made up of three divisions:

•
a specialist Heritage division, looking after customers with products which are no longer actively marketed for new business. The Heritage division also includes Friends Life Investments, providing asset management services on fixed income assets for Friends Life Group businesses;

•
the UK division, which provides core business lines of corporate pensions (over £20 billion of assets under administration with a focus on mid to large corporates), retirement income (focus on individual annuities markets and in particular lifestyle products) and protection (top five business in the United Kingdom, selling both individual and group protection policies); and

•
the International division, which provides savings, investment and protection products for expatriates and local nationals in Asia and the Middle East.

Friends Life has the expertise and experience to meet the changing needs of its customers as the life and pensions market continues to evolve. Friends Life is a sustainable business which supports its customers' financial futures throughout all key life stages whilst creating value for shareholders by growing cash generation and generating returns.

For the six months ended 30 June 2014, Friends Life reported IFRS profit before tax from continuing operations of £80 million and as at 30 June 2014 had total assets of £130,166 million. For the twelve

As at 31 December 2013; funds managed by Aviva Investors.

As at 31 December 2014.

Aviva's Annual Report 2013.

12

months ended 31 December 2013, Friends Life reported IFRS profit before tax from continuing operations of £415 million12 and as at 31 December 2013 had total assets of £130,091 million.

6.     Strategy of the Enlarged Aviva Group

Increased Scale in Attractive Segments of the UK Life Market

The Proposed Acquisition is expected to result in Aviva having leadership positions across key product areas, with a total of approximately 12 million UK Life customers (prior to the deduction of overlapping customers), with combined UK Life assets under management of £215 billion13, and provides a substantial opportunity to deliver improved customer proposition cross-selling through Aviva's True Customer Composite and Digital First strategies.

The Enlarged Aviva Group's UK Life platform is expected to result in:

•
the UK's largest back book14, with the scale to achieve improved efficiencies when coupled with Friends Life's leading management team with a track record of back book value creation;

•
a leadership position in Corporate Pensions with assets under administration of £39 billion15;

•
significant increase in Protection value of new business, with complementary product mix and distribution focus and potential efficiencies through the alignment of new business platforms; and

•
an increased opportunity in the At-Retirement market, with the Enlarged Aviva Group representing one in four retiring defined contribution pension customers and accessing £4 billion16 of annual maturing pensions.

In addition, the Proposed Acquisition is expected to enable the Enlarged Aviva Group to unlock further value and cash flow from the combined back books in UK Life through reduced unit costs, improved retention and capital actions in the near-term.

Customer Benefits

Aviva and Friends Life believe customers of the Enlarged Aviva Group stand to benefit from being part of a stronger and more diversified group with a wider product range.

In line with Aviva's true customer composite strategy, Friends Life's five million customers will be able to benefit from Aviva's ability, as a single provider, to offer General Insurance, Health, and Asset Management, as well as Life Insurance, packaged to meet customer needs and its strategy to put digital at the heart of how it deals with customers. Aviva's customers will be able to benefit from, inter alia, Friends Life's scale and expertise in Corporate Pensions with its market leading administration platforms serving the employee benefits market.

Aviva considers that the UK Life market is attractive, particularly in retirement, protection and workplace pensions, three segments in which the Enlarged Aviva Group would have a leadership position17 and is expected to be well placed to invest, innovate and serve. Specifically, the Proposed Acquisition would lead to an increased opportunity to serve the 'At-Retirement' market, providing a broad range of retirement solutions to one in four retiring defined contribution pension customers. The Enlarged Aviva Group would be well positioned to provide new products to customers as they seek to take advantage of the new pensions freedoms which come into effect in April 2015.

The Enlarged Aviva Group would also have a leadership position in Protection, providing a broad suite of products across Life, Critical Illness and Health Insurance. In workplace pensions, a market which is expected to grow by 3.5 times in the next ten years18, the Enlarged Aviva Group would be well placed to serve both mid to large employers, where Friends Life has a leadership position, and small/medium enterprises, where Aviva has a leadership position.

As restated in Friends Life's Interim Results Announcement 2014. The restated consolidated income statement for the financial year ended 31 December 2013 includes the results of Lombard as a discontinued operation.

13
As at 31 December 2013.

14
Based on analysis of 2013 PRA returns of UK gross reserves. Back book defined as per Friends Life's methodology and includes with-profit products, unit-linked bonds and other legacy products.

15
As at 31 December 2013. Includes £5 billion of Friends Life workplace pensions assets under administration which are currently under the Heritage division.

16
For 2013 financial year.

17
Based on market research conducted on behalf of Aviva.

18
Market growth projections from 2013 are based on market research conducted on behalf of Friends Life.

Transaction Reinforces Wider Growth Agenda

The Proposed Acquisition is expected to provide greater financial flexibility to drive growth in the rest of the Aviva Group by accelerating Aviva's balance sheet transformation as well as increasing cash flow generation and growth in UK Life. This enables the Enlarged Aviva Group to access its broader growth objectives, including:

•
Growth markets: organic growth plus potential distribution/bancassurance opportunities in Poland, Turkey, Greater China and S.E. Asia;

•
True Customer Composite: Improve cross-sell ratio of 1.6 products to 36 million customers19 (16 million in the United Kingdom, equivalent to accessing 1 in 4 households; prior to the deduction of overlapping customers), supported by enhanced digital offering and customer platforms (e.g. workplace);

•
Asset management: new products to drive net external funds flow and increased scale supports investment to broaden capabilities (e.g. Aviva Investors Multi Strategy Fund ("AIMS"));

•
General insurance: opportunity to cross-sell non-life products to life customers, with particular focus on building out existing businesses (e.g. France, Italy and Poland);

•
Health: Aviva writes £1 billion premiums20, compared to market opportunity of £90 billion premiums in Aviva's markets21; and

•
Digital: increasing direct access to customers (e.g. MyAviva app).

7.     Potential synergies and integration planning

As set out in Part 5 ("Quantified Financial Benefits Statement") of this document, the Aviva Directors, having reviewed and analysed the potential synergies of the Proposed Acquisition, based on their experience of operating in the insurance and savings sectors, and taking into account the factors they can influence, believe that the Proposed Acquisition can deliver shareholder value through expected realisation of approximately £225 million of cost synergies on an annual run-rate basis. It is expected that the full run-rate synergies will be achieved by the end of 2017, assuming the conditions to completion of the Proposed Acquisition, including, among other things, relevant regulatory clearances from the PRA and FCA, clearances from appropriate competition authorities, approval of the Scheme by a majority in number, representing not less than 75% in value, of the Scheme Shareholders (other than Non-Voting Persons) present and voting at the Court Meeting, sanction of the Scheme by the Guernsey Court and the passing of the required resolutions at the Aviva General Meeting, are satisfied.

The potential sources of quantified synergies include integrating Life companies' operations, recapturing previously outsourced asset management contracts and the possible reduction of corporate and development costs across the two businesses.

Whilst the integration plans are still being compiled and will, in due course, be subject to engagement with all appropriate stakeholders, it is currently envisaged that approximately 60% of these potential synergies will be derived from the Life business with the balance being achieved in approximately equal measures from the two other potential sources referred to above, namely recapturing previously outsourced asset management contracts (which Aviva currently estimates could, over time, contribute approximately £40 million of profit per annum to the Enlarged Aviva Group as part of the synergy benefits of the Proposed Acquisition) and the possible reduction of corporate and development costs across the two businesses.

In addition to these potential quantified synergies, the Aviva Directors believe that significant further value can be created through the realisation of incremental capital, financial and revenue synergies, including:

•
capital synergies through legal entity simplification, realisation of diversification benefits, de-risking and greater use of reinsurance and Solvency II optimisation;

•
financial benefits including lower financing costs for the Enlarged Aviva Group and harmonisation of respective tax attributes; and

•
enhanced revenue opportunities from increased cross-sell, improved retention of Friends Life's existing business and increased At-Retirement conversion through an improved combined product offering.

19
Total number of Friends Life and Aviva customers as at 31 December 2013.

20
As at 31 December 2013.

21
As at 31 December 2013.

The integration of the businesses will require combining the Friends Life businesses and group functions into Aviva, with selection of the optimal platforms and operating model. It is anticipated that, following a suitable transition period, the Enlarged Aviva Group will operate under the Aviva brand for all UK Life new business. However, the selection of new business platforms will be on a "best of breed" basis. For example, Aviva would anticipate using the Friends Life corporate pensions platform and the Aviva annuities platform. Other platform selection decisions will be made as part of the integration process.

It is envisaged that the realisation of the potential quantified synergies will result in one-off integration costs of approximately £350 million (in aggregate), largely incurred by mid-2017 of which approximately £200 million are currently expected to be incurred in 2015, approximately £100 million in 2016 and the balance in 2017. Aside from these one-off exceptional costs, no material dis-synergies are expected in connection with the Proposed Acquisition. The identified synergies will accrue as a direct result of the Proposed Acquisition and would not be achieved on a standalone basis.

A full integration team is being established, bringing together the best relevant capabilities of both businesses, to ensure that the synergies of the Proposed Acquisition are maximised. Nick Amin has been appointed as Integration and Transformation Director to oversee all integration activity. Jonathan Moss will assume an expanded role to manage the back books of Friends Life and Aviva. The Aviva Directors are confident that the integration of Aviva and Friends Life can be achieved without undue disruption to the underlying operations of either business and continue to enhance the UK strategy, as well as deliver customer benefits.

The integration process will operate according to the following important principles:

•
protect the current business momentum and deliver synergies and long term growth potential;

•
identify and retain the best talent from both Friends Life and Aviva;

•
select the best platforms for writing new business from both Friends Life and Aviva;

•
maintain existing back book administration for Friends Life and Aviva and avoid large scale IT migration (unless scale benefits dramatically improve the cost per policy); and

•
focus on improving customer engagement to support the True Customer Composite strategy.

As at the date of this document, integration planning is being undertaken but more detailed consideration will need to be undertaken in relation to both the planning and the integration process. As soon as practicable following completion of the Proposed Acquisition, the Enlarged Aviva Group will aim to have fully validated its initial synergy assumptions, agreed the proposed target operating model of the Enlarged Aviva Group and completed the proposed integration plan across the Enlarged Aviva Group's business. The integration plan, once it is further developed, will set out the proposed scope of the integration process and quantified objectives, proposed organisation structures and processes to be reviewed and subsequently implemented, together with an overall proposed integration programme and stakeholder communication and consultation timetable. Finalisation of the integration plan will be subject to engagement with appropriate stakeholders, including employee representative bodies and unions.

These statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the Code, the statements of estimated cost savings and synergies contained in this document are solely the responsibility of Aviva and the Aviva Directors.

These statements are not intended as a profit forecast and should not be interpreted as such.

The Aviva Directors have confirmed that there have been no material changes to these statements which were set out in Appendix 4 to the Firm Offer Announcement and which remain valid. Deloitte, and Aviva's joint financial advisers, Morgan Stanley, J.P. Morgan Cazenove and Robey Warshaw, have also confirmed to Aviva that the reports they produced in connection with these statements continue to apply.

8.     Directors, management and employees

Directors and management

Following the Proposed Acquisition, it is anticipated that Andy Briggs, the current Group Chief Executive Officer of Friends Life, will become Chief Executive Officer of Aviva UK & Ireland Life and will join the board of Aviva as an Executive Director (subject to regulatory approval). Tim Tookey (Chief Financial Officer of Friends Life) has agreed to remain with the Enlarged Aviva Group for a transitional period.

Shortly after the Scheme becomes Effective, it is expected that Sir Malcolm Williamson, the current Chairman of Friends Life, will join the board of Aviva as Senior Independent Director (subject to regulatory approval) and it is anticipated that a further Non-Executive Director of Friends Life will join the board of Aviva. Consideration will also be given to appointing, subject to regulatory approval, a number of the Non-Executive Directors of Friends Life to the subsidiary boards of the Enlarged Aviva Group.

The remaining Non-Executive Directors of Friends Life have confirmed that they intend to resign as directors of Friends Life on completion of the Proposed Acquisition.

Employees

The Aviva Directors attach great importance to the skills and experience of Friends Life's executive team and employees and believe that they will benefit from greater opportunities within the Enlarged Aviva Group. The Aviva Directors recognise, however, that in order to achieve the expected benefits of the Proposed Acquisition, operational restructuring is likely to be required following implementation of the Proposed Acquisition. The initial synergy work carried out to date has highlighted the potential to generate savings for the Enlarged Aviva Group in areas where there may be duplication. The Aviva Directors anticipate that this may involve headcount reduction and some rationalisation of locations.

As identified in paragraph 7 above, integration planning has begun but more detailed consideration will need to be undertaken. Until such detailed consideration is complete, Aviva cannot be certain what impact there will be on the employment of the management and employees of the Enlarged Aviva Group, or the location of their places of business or any redeployment of fixed assets.

Based on the preliminary analysis completed to date, Aviva expects to generate £225 million of run rate annual cost synergies by the end of 2017. This analysis has identified potential areas of overlap and synergies through the integration of Friends Life with Aviva, recapturing previously outsourced asset management contracts, and the possible reduction of corporate and development costs across the two businesses.

Aviva is looking to achieve cost synergies in those areas where it identifies there to be duplication, and to take opportunities to leverage the additional scale of becoming an enlarged group. Aviva anticipates that this may result in a reduction of approximately 1,500 roles from the headcount of the Enlarged Aviva Group of approximately 31,500.

Aviva will engage and consult with employees and their representative bodies in accordance with its legal obligations once more detailed consideration has been undertaken which will provide a more informed view of the areas and teams which may be potentially impacted. At this stage, no specific teams, roles or locations have been identified.

Finalisation of the proposed integration plan will be subject to engagement with appropriate stakeholders, including employee representative bodies and unions. Aviva has given assurances to the Friends Life Directors that the existing contractual and statutory employment rights, including pension rights, of all retained management and employees of Friends Life will be fully respected following completion of the Proposed Acquisition and that any changes that are proposed will be subject to appropriate consultation.

Proposals regarding appropriate incentivisation arrangements for relevant management and employees are under consideration.

9.     Accounting considerations

For accounting purposes, it is expected that Friends Life will be consolidated into Aviva's IFRS financial statements. A fair value exercise in respect of Friends Life's assets and liabilities will be conducted following completion of the Proposed Acquisition, resulting in Friends Life's assets and liabilities being included at fair value on the Enlarged Aviva Group's statement of financial position. Intangible assets arising will include goodwill, other intangibles, including acquired value of in-force business, and brands.

10.  Dividends and dividend policy

Assuming that all shareholder and regulatory approvals are received and the Proposed Acquisition completes, Scheme Shareholders who are on the Friends Life shareholder register at the Friends Life Dividend Record Date will also be entitled to receive, in place of Friends Life's 2014 final dividend, Friends Life's proposed second interim dividend of 24.1p per share, in respect of the 2014 financial year, resulting in a 2014 full year dividend of 31.15p per share. In the event that the Proposed Acquisition does not complete, Friends Life expects that its 2014 final dividend and therefore its 2014 full year dividend would be in line with Friends Life's 2013 final dividend and 2013 full year dividend, respectively. Scheme Shareholders will have no entitlement to Aviva's proposed 2014 final dividend, as described below, regardless of whether or not (and of when) the Proposed Acquisition completes.

The Aviva Directors propose to pay a 2014 final dividend of 12.25p per share, representing a 30% increase compared to the 2013 final dividend per share, and resulting in a 2014 full year dividend of 18.1p per share. As noted above Scheme Shareholders will have no entitlement to Aviva's proposed 2014 final dividend, regardless of whether or not (and of when) the Proposed Acquisition completes,

In the medium term, Aviva intends to move dividend cover to approximately 2x operating EPS on an IFRS basis. The Aviva Directors believe the Proposed Acquisition would be broadly neutral to Aviva's operating EPS once full run-rate synergies are achieved.

11.  Current trading and prospects

Aviva

Performance in the first nine months of 2014 showed continued upward momentum in Aviva's key metrics. Value of new business ("VNB") was up 15%22, combined operating ratio ("COR") improved one percentage point to 95.9%, expenses were lower and IFRS net asset value per share increased 10% over the year to 298p (FY13: 270p). Operating capital generation was stable at £1.3 billion and Aviva continues to make satisfactory progress in increasing cash remittances, a key priority.

General market volatility is a reminder of the global economic uncertainty that still exists. Aviva believes its diversified business model and the steps Aviva has taken to improve risk management positions the Aviva Group well for such adversity. A good example of this is that Aviva purchased significant hedging earlier in the year when market conditions were benign. This hedging gave Aviva extra protection to its Economic Capital position going into October's market falls.

During the third quarter Aviva announced the disposal of its stake in the Spanish bancassurance joint venture CxG Aviva for €287 million, representing 25x 2013 operating earnings. This is expected to add 4p per share to Aviva's reported IFRS NAV.

Aviva will continue to reallocate capital across the Aviva Group to higher return businesses as Aviva moves to a group that is a focused True Customer Composite. This means that Aviva will offer life, general and health insurance together with asset management in areas where it has competitive advantage and enough scale so it can win.

Value of new business

VNB grew 15%22 in the first nine months of 2014 (12% growth on sterling basis), driven by Europe (+40%22) and Asia (+47%22). At the Aviva Group level, protection was the largest product contributor, making up 36% of the first nine months' VNB, while annuities accounted for 20%, down from 32% a year ago. Aviva has actively shifted business mix to mitigate the impact of low interest rates and regulatory change. The rate of growth of VNB has moderated in the final quarter of 2014.

Aviva's UK life business returned to growth in the discrete third quarter, with VNB up 18% to £120 million. This has offset some of the decline caused by the new annuity legislation with total VNB for the nine months down 9% to £297 million. Overall UK annuity VNB was down 33% in the first nine months, an improvement on the 41% decline in H1 due to increased bulk purchase annuity volumes.

Asset management

Aviva Investors flagship range of multi-strategy funds, AIMS, was launched in July. This is part of a renewed focus under Chief Executive Euan Munro to deliver solutions shaped to meet the financial goals of customers. The AIMS Target Return Fund23 delivered a positive return of 1.96% in its first three months. This is ahead of its annual performance target of 5% per annum above the local base rate. It aims to reach its target return whilst limiting the volatility of returns compared with an investment in global equities.

Combined operating ratio

In general insurance, the COR improved 1 percentage point to 95.9% (9M13: 96.9%) mostly due to a strong result in the United Kingdom.

22
On a constant currency basis.

23
GBP-denominated OEIC.

The Canadian COR increased to 96.8% (9M13: 95.2%) principally due to losses from adverse weather and fire in Western Canada.

In Europe, the COR deteriorated to 99.8% (9M13: 98.3%). France's COR of 99.3% (9M13: 97.4%) was impacted by hailstorms and floods. The Italian COR of 95.0% was 90bps better with higher volumes and lower expenses.

Balance sheet

In the period to 30 September 2014, the IFRS net asset value per share increased 10% to 298p (FY13: 270p). Profits in the third quarter and an increase in the pension surplus were partially offset by foreign exchange and modest negative investment variances. During the 3rd quarter, there was a positive closing adjustment related to the sale of Aviva USA, which added 2p per share. In addition, the disposal of Aviva's stake in our Spanish bancassurance joint venture CxG Aviva is expected to add 4p per share to our NAV when it completes.

At 30 September 2014, Aviva's external leverage ratio was 46.7% (FY13: 50%) and 30% on an S&P basis. In November 2014, Aviva announced its intention to call €700 million of external hybrid debt.

Aviva's Economic Capital surplus was £7.9 billion at 30 September 2014 (FY13: £8.3 billion). The addition to Economic Capital from operating profits was offset by dividends declared in the year, debt reduction, foreign exchange and other market movements. Liquidity at Aviva Group centre was £1.25 billion at 30 September 2014.

Expenses

Aviva continues to focus on improving efficiency in order to remain competitive and produce satisfactory returns. Progress continues to be adequate and Aviva's expense run rate improved in the third quarter.

Integration and restructuring costs remain significantly lower at £75 million than the prior year for the first nine months. This is 62% lower year on year and relates mostly to Solvency II costs.

Outlook

Aviva is focused on maximising the benefits of its composite nature and building a leading digital proposition. Management decisions will remain focused on achieving on Aviva's Investment thesis of cash flow plus growth.

Whilst the economic and regulatory environment remains challenging, Aviva is in an entirely different position to where it was a few years ago. Aviva is starting to demonstrate consistency in its results and the focus remains on addressing outstanding issues and completing the turnaround.

Aviva will announce its preliminary results for 2014 on 5 March 2015.

Current trading continues in line with the trading results set out above and is in line with the Aviva Board's expectations.

Friends Life

Performance in the nine months to 30 September 2014 reflected good progression from the half year, with sales volumes up 3% to £690 million.

The UK division continued to deliver strongly, with sales up 11% to £579 million, driven by the Corporate Benefits and Protection businesses where sales grew by 14% and 11% respectively.

Retirement Income business volumes for the nine months to 30 September 2014 were down on the first three quarters of 2013, but by only 12% despite the changes announced in the Chancellor of the Exchequer's March 2014 Budget. This performance compared well with that of the wider annuity market which was down 32% in the first half of 2014. This pleasing business performance has been due to both the continued strong engagement with customers and the Friends Life Group's exposure to policies with valuable guarantees which remain attractive for customers.

The International division, whilst reporting lower nine month sales, delivered good third quarter trading with £32 million annual premium equivalent.

Notwithstanding the good progress during this period, and as expected, open insurance business VNB of £95 million (30 September 2013: £126 million) was 25% down for the first nine months of 2014 on the same period in 2013. This reduction principally reflects lower annuity sales and the expected year-on-year annuity margin reductions as planned improvements to the competitiveness of the annuity proposition towards the end of 2013 were put in place.

The Friends Life Group maintained a strong capital position in the third quarter of 2014 with an estimated insurance group capital adequacy ("IGCA") surplus of £2.2 billion, representing a coverage ratio of 233% (30 June 2014: £2.2 billion, coverage ratio 235%).

Friends Life Group available shareholder assets ("ASA") at 30 September 2014 totalled £911 million (30 June 2014: £917 million) with the £200 million syndicated loan mandate now fully invested.

As announced on 30 October 2014, the Friends Life Group successfully completed the sale of the Lombard business to funds managed by The Blackstone Group L.P. The £317 million share buyback programme commenced on the 31 October 2014 but was terminated upon announcement of the possible offer by Aviva on 21 November 2014.

Both the estimated IGCA surplus and ASA are quoted before the payment of Friends Life's interim dividend of £100 million on 6 October 2014, and before the impacts of the sale of Lombard and subsequent share buyback programme.

Friends Life will announce its preliminary results for 2014 on 5 March 2015.

Current trading continues in line with the trading results set out above and is in line with the board of Friends Life's expectations.

12.  Trend information

There are a number of factors which are impacting the markets that Aviva and Friends Life operate in.

Digital / Data

The increased volume, variety and velocity of data available to insurers allows for greater use of predictive analytics, which improves product sophistication, but may also lead to greater competition and potentially reduced margins as insurers compete for better risks, and expose insurers which fail to keep up to the possibility that their products attract higher volumes of customers posing worse risks. This improved sophistication, along with automation of processes, is likely to reduce operating costs significantly and fundamentally change the nature of the interaction Aviva and Friends Life have with their respective customers. The increased importance of data to insurers may raise the risks related to cyber and data security.

Older and healthier

Higher life expectancy has created a large 50+ generation and personal wealth is highly concentrated within this group. While increased life expectancy could lead to adverse performance on annuity portfolios and in defined benefit pension schemes through the crystallisation of longevity risk, there are significant opportunities for insurers to meet the developing needs of this segment and to manage their existing wealth, as well as addressing their need for life, general and health insurance and asset management products. This is also likely to increase the competition in this market segment and may lead to reduced margins.

Distribution

Insurance continues to see a significant increase in digitally-enabled and direct customer communications, services and transactions, which is eroding distribution by brokers, independent financial advisers, tied agents and direct sales forces in some markets. In addition, mobile technology is prevalent and customers increasingly expect to manage their insurance on the move at a time and in a place that suits them. This makes it easier for customers to switch product provider, potentially decreasing persistency levels. Bancassurance (distribution of Aviva's products through bank partners) remains a key channel globally, with fast growth especially in Asia and Eastern Europe. This may cause concentration risk around these distribution arrangements and put pressure on margins.

Regulatory

The FCA's drive to increase the quality of retail investment advice through implementation of the Retail Distribution Review has reduced the number of advisers in the UK market, which is a key distribution channel for the UK insurance sector, with consequent implications for the distribution of life assurance and pension products potentially leading to a decrease in product volumes sold. The UK Government's drive to help people achieve adequate retirement provision has resulted in the introduction of new initiatives and regulations, including auto-enrolment which has provided further impetus for growth in the corporate pensions market. In addition, the introduction of new legislation in relation to annuities in April 2015 will give retirees more flexibility when accessing defined contribution pensions at retirement. This proposed change has meant that annuities have become relatively less attractive in the run up to the change in legislation and may remain so thereafter. The UK Government's actions are aimed at improving customer choice and competition, which may lead to lower volumes of products sold or reduce profit margins.

Legacy life and pension products

Over £400 billion of assets across the UK life market are held in funds or product lines that are closed to new business. By their very nature these assets are expected to decline over time. A number of life and pension product providers in the United Kingdom today manage sizeable in-force books and have largely fixed cost bases to support these businesses. As their in-force assets decline, the cost of running these books will increasingly become a driver for consolidation in the market. A consolidator will need to have access to capital and financial resources in order to take advantage of acquisition opportunities.

International

The markets in which the Aviva Group and the Friends Life Group operate are becoming increasingly more competitive and regulated which could lead to a reduction in volumes and margins over time for market participants. However, many of the markets, particularly in Asia and Eastern Europe, continue to offer opportunities to achieve growth as the demand for life assurance products increases within those markets.

13.  Structure of the Scheme

Scheme of arrangement

It is intended that the Proposed Acquisition will be implemented by way of a court-sanctioned scheme of arrangement between Friends Life and the Scheme Shareholders under Part VIII of the Companies (Guernsey) Law, 2008 (as amended) (although Aviva reserves the right to elect to implement the Proposed Acquisition by way of an Offer, subject to Panel consent and to the terms of the Co-operation Agreement).

The procedure involves an application by Friends Life to the Guernsey Court to call the Court Meeting to approve the Scheme and, subject to approval of the Scheme at the Court Meeting, an application to the Guernsey Court to sanction the Scheme, including the transfer of all the Scheme Shares to Aviva, in consideration for which Scheme Shareholders (other than Restricted Persons) who are on the register of members of Friends Life at the Scheme Record Time will receive New Aviva Shares (on the basis described above).

The Restricted Persons are prohibited by law (specifically, the statutory provisions under the Companies Act which, subject to certain exemptions, prevent a member of the Aviva Group or a nominee acting on its behalf from holding legal title to shares in Aviva) from receiving New Aviva Shares. To the extent that any Restricted Person continues to hold Friends Life Shares at the Scheme Record Time, in accordance with the terms of the Scheme, that Restricted Person will receive cash equal to the market value of the New Aviva Shares which it would otherwise have received. That market value will be determined by the average price obtained pursuant to the sale of entitlements of certain Overseas Shareholders to New Aviva Shares as described in paragraph 22 of Part II ("Explanatory Statement") of the Scheme Document or, if no such sales are made, the average of the Closing Price for a New Aviva Share in the first three days of trading in such shares commencing on the Business Day following the Effective Date. Non-Voting Persons (who as at 15 January 2015 (being the latest practicable date prior to the publication of this document) hold less than 3% of the issued share capital of Friends Life) will undertake to the Guernsey Court to be bound by the Scheme.

The Proposed Acquisition is subject to the Conditions and certain further terms (as set out in full in Part IV ("Conditions and Certain Further Terms of the Scheme and the Proposed Acquisition") of the Scheme Document) and will only become Effective if, among other things, the following events occur on or before 31 July 2015 or such later date as Aviva and Friends Life may agree and (if required) the Guernsey Court and the Panel may allow:

(a)
approval of the Scheme by a majority in number of the Scheme Shareholders (other than Non-Voting Persons) (or the relevant class or classes thereof, if applicable) present and voting, either in person or by proxy, at the Court Meeting, representing not less than 75% in value of the Scheme Shares voted by such Scheme Shareholders and such meeting being held not later than 17 April 2015, being the date falling 22 days after the date for which the Court Meeting is originally convened (or such later date, if any, as Aviva and Friends Life may agree and the Guernsey Court may allow);

(b)
all resolutions necessary to approve and implement the Scheme and to approve certain related matters being duly passed by the requisite majority or majorities at the Friends Life General Meeting and such meeting being held not later than 17 April 2015, being the date falling 22 days after the date for which the Friends Life General Meeting is originally convened (or such later date, if any, as Aviva and Friends Life may agree and the Guernsey Court may allow);

(c)
the sanction of the Scheme with or without modification (but subject to any such modification being acceptable to Aviva and Friends Life) by the Guernsey Court and the Guernsey Court Hearing to sanction the Scheme being held on or before 2 May 2015, being the date falling 22 days after the expected date of the Guernsey Court Hearing as set out in this document (or such later date as Aviva and Friends Life may agree and the Guernsey Court may allow);

(d)
anti-trust clearance being received from the European Commission;

(e)
PRA, FCA, HK SFC and GFSC approval of the Proposed Acquisition (or deemed approval, whether by no objection being made in respect of the Proposed Acquisition or otherwise);

(f)
the resolutions of Aviva Shareholders required to approve the Proposed Acquisition and confer authority for the issue and allotment of the New Aviva Shares to be issued in connection with the Proposed Acquisition, in each case, being duly passed at the Aviva General Meeting by the requisite majority of Aviva Shareholders; and

(g)
the UK Listing Authority having acknowledged to Aviva or its agent (and such acknowledgement not having been withdrawn) that the application for the admission of the New Aviva Shares to listing on the premium segment of the Official List has been approved and (subject to satisfaction of any conditions to which such approval is expressed) will become effective as soon as a dealing notice has been issued by the UK Listing Authority and such conditions have been satisfied and the London Stock Exchange having acknowledged to Aviva or its agent (and such acknowledgement not having been withdrawn) that the New Aviva Shares will be admitted to trading on the London Stock Exchange's main market for listed securities.

Upon the Scheme becoming Effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted, or were precluded from attending or voting, at the Court Meeting or the Friends Life General Meeting (and, if they attended and voted, whether or not they voted in favour).

The Scheme Shares will be acquired by Aviva pursuant to the Scheme fully paid and free from all liens, charges, equities, encumbrances, rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto, including, without limitation, voting rights and the rights to receive and retain in full all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by way of reduction of share capital, repurchase or redemption or otherwise) made on or after the date of the Firm Offer Announcement (other than Friends Life's proposed second interim dividend of 24.1p per share).

The New Aviva Shares issued to Scheme Shareholders pursuant to the Scheme will be issued credited as fully paid and will rank pari passu in all respects with existing Aviva Shares, including the right to receive dividends and other distributions declared, made or paid on Aviva Shares by reference to a record date falling after the Effective Date. The New Aviva Shares will be issued in registered form and will trade under the same ISIN number as the Aviva Shares.

Fractions of New Aviva Shares will not be allotted or issued pursuant to the Proposed Acquisition and fractional entitlements will instead be rounded down to the nearest whole number of New Aviva Shares and all fractions of New Aviva Shares to which Scheme Shareholders would otherwise have been entitled will be aggregated, allotted and issued to a person appointed by Aviva, and sold in the market as soon as practicable after the Effective Date. The net proceeds of sale (after the deduction of all expenses and commissions incurred in connection with such sale) will be distributed by Aviva in due proportions to Scheme Shareholders who would otherwise have been entitled to fractions of New Aviva Shares.

If the Scheme does not become Effective on or before 31 July 2015 (or such later date as Aviva and Friends Life may agree and (if required) the Guernsey Court and the Panel may allow), it will lapse and the Proposed Acquisition will not proceed.

Publication of Scheme Document

The Scheme Document will be posted to Friends Life Shareholders at the same time as publication of the Prospectus and this document. For the purposes of paragraph 3(a) of Appendix 7 to the Code and with the agreement of the Friends Life Directors, the Panel has consented to this arrangement.

Aviva shareholder approval

In view of the size of the transaction, the Proposed Acquisition will require the approval of Aviva Shareholders at the Aviva General Meeting. Aviva will send to Aviva Shareholders this document summarising the background to and reasons for the Proposed Acquisition and which includes the notice convening the Aviva General Meeting. The Proposed Acquisition is conditional on, among other things, the resolutions to approve, effect and implement the Proposed Acquisition and to grant authority to the Aviva Directors to allot the New Aviva Shares being passed by the requisite majority of Aviva Shareholders at the Aviva General Meeting (but not, for the avoidance of doubt, any other resolutions to be proposed at the Aviva General Meeting which are not Conditions to the Proposed Acquisition).

This document contains the Notice of Aviva General Meeting and is being sent to Aviva Shareholders at the same time as the Aviva Prospectus is published. The Aviva General Meeting will be held following the publication of Aviva's and Friends Life's preliminary results for the financial year 2014, and is currently expected to be held on 26 March 2015.

Indicative timing

The timing of implementation of the Proposed Acquisition will be dependent upon a number of factors including availability of the Guernsey Court, receipt of regulatory approvals and satisfaction of other Conditions. However, subject to these factors, the indicative timing of the transaction is as set out above in the Expected Timetable of Principal Events.

14.  Employee incentive schemes

Participants in the Friends Life Incentive Schemes will be contacted to explain the effect of the Proposed Acquisition on their awards.

Details of the arrangements proposed to be implemented in relation to Friends Life Incentive Schemes in connection with the Proposed Acquisition are set out in paragraph 21 of Part II ("Explanatory Statement") of the Scheme Document and in separate letters to be sent to participants in the Friends Life Incentive Schemes.

15.  Pension schemes

Aviva's Pension Schemes

The Aviva Group operates defined benefit and defined contribution pension schemes. The material defined benefit schemes are in the United Kingdom, Ireland, and Canada, with the UK scheme being the largest.

The defined benefit sections of the UK schemes closed to future accrual in April 2011. The defined benefit section of the Irish scheme was closed to future accrual with effect from 30 April 2013. In Canada, future accruals in the defined benefit scheme ceased with effect from 31 December 2011 and future increases in salary will cease to have any link to defined pension benefits from 31 December 2015.

As at 31 December 2013, the UK defined benefit scheme had a surplus of £549 million on an IFRS basis. The Irish defined benefit scheme had a deficit of £209 million and the Canadian defined benefit scheme had a deficit of £101 million on an IFRS basis.

The Irish scheme is regulated by the Irish Pensions Board. The main Canadian plan is a Registered Pension Plan in Canada and as such is registered with the Canada Revenue Agency and Financial Services Commission of Ontario and is required to comply with the Income Tax of Canada and the various provincial Pension Acts within Canada.

In the United Kingdom, the Aviva Group operates two main pension schemes, the ASPS and the smaller RAC (2003) Pension Scheme (which was retained after the sale of RAC Limited in September 2011). As the defined benefit section of both UK schemes is closed to new members and future accrual, existing deferred members and new entrants participate in the ASPS or RAC (2003) Pension Scheme on a defined contribution basis.

In line with UK legislation the trustees of the ASPS control the investment strategy but must consult with the Aviva Group. Interest rate and inflation risks are managed using a combination of liability-matching assets and swaps. Exposure to equity risk has been reducing over time and credit risk is managed within risk appetite. On 5 March 2014, ASPS entered into a longevity swap covering approximately £5 billion of pensioner in payment scheme liabilities to help manage longevity risk.

Formal actuarial valuations normally take place every three years. The assumptions adopted for triennial actuarial valuations are determined by the trustee and agreed with Aviva and are generally more prudent than the assumptions adopted for IAS19 purposes.

For ASPS, following the latest formal actuarial valuation (with an effective date of 31 March 2012) a new deficit recovery plan was agreed to make good the deficit by paying additional contributions. Under this agreement, the deficit funding payment for the next annual period is estimated to be £252 million (of which £98 million relates to contributions deferred from 2013).

Total employer contributions for all schemes in 2014 are currently expected to be £380 million, which includes the £98 million of deficit funding contributions deferred for ASPS from 2013.

Friends Life's Pension Schemes

Friends Life sponsors a defined benefit pension scheme in the United Kingdom known as the Friends Provident Pension Scheme (the "FPPS") which was closed to new members on 1 July 2007 and closed to active membership on 31 December 2012.

The trustees of the FPPS hold a bulk annuity contract with Aviva Annuity UK Limited which reassures benefits for pensioners in payment up to 30 June 2013. The contract is an investment of the trustees whereby ring-fenced assets of the FPPS are being paid as premiums to Aviva Annuity UK Limited over the duration of the contract.

As at 31 December 2013, Friends Life recognised a deficit in respect of the FPPS of £4 million on an IAS 19 Employee Benefits (Revised 2011) accounting basis (based on a fair value of assets of £1,410 million, including ring-fenced assets in respect of the bulk annuity contract with Aviva Annuity UK Limited of £586 million, and a present value of liabilities of £1,414 million). As at 30 June 2014, Friends Life recognised a deficit in respect of the FPPS of £12 million on an IAS 19 Employee Benefits (Revised 2011) accounting basis.

As part of the triennial review of the FPPS as at 30 September 2011, the trustees of the FPPS and Friends Life recognised a deficit of £185 million on a technical provisions basis. A deficit reduction plan commenced in January 2013, under which further deficit reduction contributions totalling £172 million will be paid to the FPPS, with payments of £21.5 million to be made by 31 July each year for the next eight years from 2014 to 2021.

The next triennial funding valuation of the FPPS commenced as at September 2014. The results of the valuation and any revised deficit contributions that might be payable are unlikely to be agreed with the FPPS trustees until the end of 2015.

Friends Life operates a main defined contribution ("DC") arrangement and two further legacy DC arrangements. Friends Life's contributions to the DC arrangements were £19 million for the year ended 31 December 2013 (of which £17.1 million were to the main DC arrangement).

16.  De-listing of Friends Life

It is intended that dealings in Friends Life Shares will be suspended at 7.30 a.m. on 10 April 2015. Prior to the Scheme becoming Effective, an application will be made to the UK Listing Authority for the cancellation of the listing of the Friends Life Shares on the Official List, with such de-listing to take effect by 8.00 a.m. on 13 April 2015.

On the Effective Date, Friends Life will become a wholly-owned subsidiary of Aviva and share certificates in respect of Friends Life Shares will cease to be valid and entitlements to Friends Life Shares held within the CREST system will be transferred to Aviva.

17.  Listing, dealings and settlement of the New Aviva Shares

Applications will be made to the UK Listing Authority for the New Aviva Shares to be admitted to the premium listing segment of the Official List and to the London Stock Exchange for the New Aviva Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. The decision on such admissions is at the sole discretion of the UK Listing Authority and the London Stock Exchange, respectively.

It is expected that admission to trading will become effective and that dealings for normal settlement in the New Aviva Shares will commence on the London Stock Exchange at 8.00 a.m. on 13 April 2015.

The New Aviva Shares issued to Scheme Shareholders pursuant to the Scheme will be issued credited as fully paid and will rank pari passu in all respects with existing Aviva Shares, including the right to receive dividends and other distributions declared, made or paid on Aviva Shares by reference to a record date falling after the Effective Date. The New Aviva Shares will be issued in registered form and will trade under the same ISIN as the existing Aviva Shares.

Fractions of New Aviva Shares will not be allotted or issued pursuant to the Proposed Acquisition to Scheme Shareholders, but entitlements of Scheme Shareholders will instead be rounded down to the nearest whole number of New Aviva Shares and all fractions of New Aviva Shares to which Scheme Shareholders would otherwise have been entitled will be aggregated, allotted and issued to a person appointed by Aviva, and sold in the market as soon as practicable after the Effective Date. The net proceeds of sale (after the deduction of all expenses and commissions incurred in connection with such sale) will be distributed by Aviva in due proportions to Scheme Shareholders who would otherwise have been entitled to fractions of New Aviva Shares.

18.  Irrevocable undertakings

The Friends Life Directors who hold or are beneficially entitled to Friends Life Shares have irrevocably undertaken to vote (or procure the vote) in favour of the Scheme and the associated resolutions to be proposed at the Court Meeting and the Friends Life General Meeting, in respect of 930,749 Friends Life Shares representing, in aggregate, approximately 0.066% of Friends Life's ordinary share capital in issue on 15 January 2015 (being the latest practicable date prior to the publication of this document).

The Aviva Directors who hold or are beneficially entitled to Aviva Shares have irrevocably undertaken to vote (or procure the vote) in favour of all of the resolutions to be proposed at the Aviva General Meeting which will be convened in connection with the Proposed Acquisition, in respect of 263,847 Aviva Shares representing, in aggregate, approximately 0.009% of Aviva's ordinary share capital in issue on 15 January 2015 (being the latest practicable date prior to the publication of this document).

Copies of the irrevocable undertakings given by both the Friends Life Directors and the Aviva Directors have been available on Aviva's website at www.aviva.com/friendsoffer and on Friends Life's website at www.friendslifegroup.com/investor-relations/possible-offer/yr-2014.aspx#2014 since the date of the Firm Offer Announcement and will be available until the Scheme becomes Effective.

19.  Scheme-related arrangements

Confidentiality Agreement

Aviva and Friends Life entered into a mutual confidentiality agreement on 10 November 2014 (the "Confidentiality Agreement") pursuant to which each of Aviva and Friends Life has undertaken to keep certain information relating to the Proposed Acquisition and the other party confidential and not to disclose that information to third parties (other than to specified recipients) unless required by law or regulation. These confidentiality obligations will remain in force following completion of the Proposed Acquisition.

Co-operation Agreement

Aviva and Friends Life entered into a Co-operation Agreement on 2 December 2014 with respect to conduct of the Proposed Acquisition. Under the terms of the Co-operation Agreement, Aviva and Friends Life have agreed, among other things, that (in summary):

(a)
Friends Life and Aviva will co-operate with each other in order to assist it to obtain clearance from competition and other regulatory bodies in order to satisfy Conditions relating to such clearances;

(b)
Aviva will provide Friends Life with certain information and assistance in the preparation of the Scheme Document;

(c)
Aviva will convene the Aviva General Meeting so that it is held on or around the same date as the Court Meeting;

(d)
Aviva will be subject to certain customary restrictions on the conduct of its business during the period pending completion of the Proposed Acquisition, and which prohibit, among other things:

(i)
the payment by Aviva of dividends (other than in the ordinary course or by reference to a record date after the Scheme becomes Effective);

(ii)
the allotment of further shares (or rights or options in respect of shares) (other than pursuant to its existing share incentive schemes or in order to settle options or awards vesting under its existing incentive schemes);

  (iii)
  the entry into any transaction which would constitute a class 1 transaction; or

  (iv)
  amendment to its constitutional documents in any manner that would have a material and adverse impact on the value of, or rights attaching to, the New Aviva Shares;

(e)
Aviva and Friends Life will co-operate to write to participants in the Friends Life Incentive Schemes and to inform them of the impact of the Scheme on their awards and the extent to which their awards will vest as a result of the Scheme; and

(f)
Aviva may implement the Proposed Acquisition by way of an Offer:

(i)
at its own discretion, following consultation with Friends Life and, in good faith, giving due consideration to Friends Life's views;

(ii)
if Friends Life consents;

(iii)
if the Friends Life Directors withdraw or modify their unanimous and unconditional recommendation of the Proposed Acquisition to the shareholders of Friends Life;

(iv)
if a third party announces a firm intention to make an offer for the entire issued share capital of Friends Life which is recommended by the Friends Life Directors; or

(v)
the Guernsey Court Hearing to sanction the Scheme is not held by the 22nd day after the expected date of such hearing as set out in the Scheme Document (or such later date as the parties agree), subject in each case to the Panel's consent.

A copy of the Co-operation Agreement has been available on Aviva's website at www.aviva.com/friendsoffer and on Friends Life's website at www.friendslifegroup.com/investor-relations/possible-offer/yr-2014.aspx#2014 since the date of the Firm Offer Announcement and will be available until the Scheme becomes Effective.

20.  Dilution

If the Scheme becomes Effective, it is expected that up to 1,105,000,000 New Aviva Shares will be issued. This will result in Aviva's issued ordinary share capital increasing by approximately 37%. Aviva Shareholders will suffer an immediate dilution as a result of the Proposed Acquisition, following which they will hold approximately 73% of the issued ordinary share capital of the Enlarged Aviva Group.

21.  Risk factors

Aviva Shareholders should consider fully and carefully the risk factors associated with the Enlarged Aviva Group and the Proposed Acquisition. Your attention is drawn to the risk factors set out in Part 2 ("Risk Factors") of this document.

22.  Aviva General Meeting and the Resolutions

As described in paragraph 13(f) above, the Scheme is conditional on, among other things, Aviva Shareholders passing the following Resolutions at the Aviva General Meeting which will be held at 11.00 a.m. on 26 March 2015:

(a)
that the Proposed Acquisition be approved as a class 1 transaction and that the Aviva Directors be authorised to implement the Proposed Acquisition; and

(b)
that the Aviva Directors be authorised to allot the New Aviva Shares, up to an aggregate nominal amount of £276,250,000, in connection with any allotment of New Aviva Shares:

(i)
pursuant to the Scheme; and

(ii)
that would be required to be issued in accordance with certain amendments to be made to the articles of incorporation of Friends Life in connection with the Scheme.

The authority to allot the New Aviva Shares represents approximately 37% of the total issued ordinary share capital of Aviva as at 15 January 2015 (being the latest practicable date prior to the publication of this document). If the Resolutions are passed, this authority will expire on the Long Stop Date (unless previously revoked, renewed, varied or extended).

The full text of the Resolutions and other matters is set out in the Notice of Aviva General Meeting at the end of this document. In the event that the Resolutions are not passed, the Scheme will not proceed.

23.  Action to be taken

Aviva Shareholders (other than Aviva Share Account members, Aviva Vested Share Account members, participants in the Aviva AESOP and Aviva ADS Holders):

Aviva Shareholders (other than Aviva Share Account members, Aviva Vested Share Account members, participants in the Aviva AESOP and Aviva ADS Holders) will find accompanying hard copies of this document (or the letter notification that this document is available on Aviva's website) a personalised Aviva Form of Proxy for use in connection with the Aviva General Meeting or any adjournment of such meeting. You are requested to complete and sign the Aviva Form of Proxy whether or not you propose to attend the Aviva General Meeting in person, in accordance with the instructions printed on it, and return it as soon as possible, but in any event so as to be received by the Registrar, Computershare Investor Services PLC, at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom no later than 11.00 a.m. on 24 March 2015 (or in the case of any adjournment of the Aviva General Meeting, no later than 48 hours (excluding non-working days) prior to the time scheduled for the adjourned Aviva General Meeting).

As an alternative to completing and returning the Aviva Form of Proxy, you may submit the Aviva Form of Proxy electronically by visiting www.investorcentre.co.uk/eproxy. You will need to enter the Control Number, Shareholder Reference Number and PIN specified on the Aviva Form of Proxy (or in your notification email) and follow the online instructions. The deadline for receipt of such electronic proxies is 11.00 a.m. on 24 March 2015 (or in the case of any adjournment of the Aviva General Meeting, no later than 48 hours (excluding non-working days) prior to the time scheduled for the adjourned Aviva General Meeting).

The lodging of the Aviva Form of Proxy (or the appointment of a proxy electronically) will not preclude you from attending and voting at the Aviva General Meeting in person if you so wish and are so entitled.

Aviva Share Account members:

Aviva Share Account members should not complete the Aviva Form of Proxy but should instead complete, sign and return the Aviva Voting Instruction Form accompanying hard copies of this document (or the letter notification that this document is available on Aviva's website), in accordance with the instructions printed on it so as to be received by the Registrar, Computershare Investor Services PLC, at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom, as soon as possible and in any event no later than 11.00 a.m. on 23 March 2015 (or in the case of any adjournment of the Aviva General Meeting, no later than 72 hours (excluding non-working days) prior to the time scheduled for the adjourned Aviva General Meeting).

Aviva Share Account members may also submit their voting instruction electronically by visiting www.investorcentre.co.uk/eproxy, as an alternative to returning the Aviva Voting Instruction Form accompanying this document. You will need to enter the Control Number, Shareholder Reference Number and PIN specified on the Aviva Voting Instruction Form (or in your notification email) and follow the online instructions. The deadline for receipt of such electronic voting instructions is 11.00 a.m. on 23 March 2015 (or in the case of any adjournment of the Aviva General Meeting, no later than 72 hours (excluding non-working days) prior to the time scheduled for the adjourned Aviva General Meeting).

Aviva Vested Share Account members and participants in the Aviva AESOP:

Aviva Vested Share Account members and participants in the Aviva AESOP should complete and submit the Aviva Form of Direction electronically by visiting www.investorcentre.co.uk/eproxy. You will need to enter the Control Number, Shareholder Reference Number and PIN specified in the notification letter or email in respect of the Aviva General Meeting sent to you by Aviva's Share Plan Administrator.

The deadline for receipt of Aviva Forms of Direction electronically is 11.00 a.m. on 23 March 2015 (or in the case of any adjournment of the Aviva General Meeting, no later than 72 hours (excluding non-working days) prior to the time scheduled for the adjourned Aviva General Meeting).

Aviva Shareholders holding Aviva Shares through CREST:

Holders of Aviva Shares in CREST may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the Notice of Aviva General Meeting at pages 422 to 427 of this document. All CREST proxy instructions must be completed and transmitted to Computershare Investor Services PLC (under CREST participant ID 3RA50) as soon as possible and in any event so as to be received no later than 11.00 a.m. on 24 March 2015 (or in the case of any adjournment of the Aviva General Meeting, no later than 48 hours (excluding non-working days) prior to the time scheduled for the adjourned Aviva General Meeting).

The appointment of a proxy through CREST will not preclude the relevant Aviva Shareholders from attending and voting at the Aviva General Meeting in person if they so wish and are so entitled.

Aviva ADS Holders:

Aviva ADS Holders who hold ADSs as of 5.00 p.m. (New York City time) on 26 January 2015 (being the ADS voting record time) may instruct the ADS Depositary to vote on their behalf at the Aviva General Meeting as their proxy. For ADS voting instructions to be counted, the Aviva ADS Holders must complete and submit the relevant ADS proxy card, or otherwise provide voting instructions to the ADS Depositary in the manner specified therein, as soon as possible and in any event so as to be received no later than by 10.00 a.m. (New York City time) on 20 March 2015.

Aviva ADS Holders should also refer to the accompanying notes to the Notice of Aviva General Meeting at the end of this document, the separate ADS Depositary's Notice of General Meeting and the relevant ADS proxy card/voting instruction provided for further information.

24.  Further information

Your attention is drawn to the further information set out in Parts 2 to 7 of this document.

25.  Financial Advice

The Aviva Board has received financial advice from J.P. Morgan Cazenove, Morgan Stanley and Robey Warshaw in relation to the Proposed Acquisition. In providing advice to the Aviva Board, each of J.P. Morgan Cazenove, Morgan Stanley and Robey Warshaw has relied on the commercial assessment of the Aviva Board.

26.  Recommendation

The Aviva Board considers the Proposed Acquisition and each of the Resolutions to be in the best interests of Aviva and the Aviva Shareholders as a whole. Accordingly, the Aviva Board unanimously recommends that Aviva Shareholders vote in favour of the Resolutions to be proposed at the Aviva General Meeting, as they intend to do in relation to their own individual beneficial holdings which amount in total to 263,847 Aviva Shares, representing approximately 0.009% of the Aviva Shares as at 15 January 2015, being the latest practicable date prior to the publication of this document.

Yours faithfully

John McFarlane

Chairman

PART 2

RISK FACTORS

Aviva Shareholders should carefully consider all the information set out in this document, in particular those risks described below, prior to making any decision as to whether or not to vote in favour of the Resolutions.

The risks described below are all of the material risk factors related to the Proposed Acquisition, material new risk factors to the Aviva Group or the Friends Life Group as a result of the Proposed Acquisition, or existing material risk factors to the Aviva Group or the Friends Life Group which will be impacted by the Proposed Acquisition.

The risks described below are based on information known at the date of this document, but may not be the only risks to which the Aviva Group, the Friends Life Group or, following completion of the Proposed Acquisition, the Enlarged Aviva Group is or might be exposed. Additional risks and uncertainties, which are not currently known to Aviva or that Aviva does not currently consider to be material, may materially affect the business of the Aviva Group, the Friends Life Group and/or the Enlarged Aviva Group and could have material adverse effects on the business, financial condition, results of operations and prospects of the Aviva Group, the Friends Life Group and/or the Enlarged Aviva Group. If any of the risks were to occur, the business, financial condition, results of operations and prospects of the Aviva Group, the Friends Life Group and/or the Enlarged Aviva Group could be materially adversely affected and the value of Aviva Shares could decline and shareholders could lose all or part of the value of their investment in Aviva Shares.

PART A: MATERIAL RISKS RELATING TO THE PROPOSED ACQUISITION

Completion is subject to a number of conditions which may not be satisfied or waived.

Completion of the Proposed Acquisition is conditional upon, among other things, obtaining the relevant regulatory clearances from the PRA, FCA and other regulators; obtaining clearances from appropriate competition authorities; the approval of the Scheme by a majority in number of the Scheme Shareholders (other than Non-Voting Persons) (or the relevant class or classes thereof, if applicable) present and voting, either in person or by proxy, at the Court Meeting representing not less than 75% in value of the Scheme Shares voted by such Scheme Shareholders; all resolutions necessary to approve and implement the Scheme and to approve certain related matters being duly passed by the requisite majority or majorities at any Friends Life General Meeting or at any adjournment of that meeting; the sanction of the Scheme with or without modification (but subject to any such modification being acceptable to Aviva and Friends Life) by the Guernsey Court; and the passing of the required resolutions at the Aviva General Meeting.

Although the Aviva Directors believe that the clearances should be forthcoming, it is possible that the parties may not obtain these clearances, or that they may not be obtainable within a timescale acceptable to the parties, or that they may only be obtained subject to certain conditions or undertakings which may not be acceptable to the parties. In the event that the FCA, PRA or any other required clearance is not obtained on terms reasonably satisfactory to Aviva or if any other condition is not fulfilled or waived, the Proposed Acquisition may not be completed. Further, it is possible that the FCA, the PRA or other overseas regulators may attach conditions to their approval of the Proposed Acquisition, which might delay or prevent the realisation of certain synergies identified by the parties or otherwise impact the Enlarged Aviva Group's strategy and operations. If this were to happen it is possible that the business, results of operations and/or financial condition of the Aviva Group, the Friends Life Group and/or, following completion of the Proposed Acquisition, the Enlarged Aviva Group may be materially adversely affected.

The Enlarged Aviva Group's success will be dependent upon its ability to integrate the two businesses; there will be numerous challenges associated with the integration and the synergies expected from the Proposed Acquisition may not be fully achieved.

The current operations of the Aviva Group and the Friends Life Group will be integrated to form the combined operations of the Enlarged Aviva Group over a period of two to three years. To the extent that the Enlarged Aviva Group is unable to efficiently integrate the operations, realise cost reductions, transfer existing Friends Life Group asset management contracts to Aviva Investors, retain qualified personnel or customers and avoid unforeseen costs or delay, there may be an adverse effect on the business, results of operations and/or the financial condition of the Enlarged Aviva Group. While Aviva believes that the costs and synergies expected to arise from the transaction have been reasonably estimated, unanticipated events or liabilities may arise which result in a delay or reduction in the benefits derived from the transaction, or in costs significantly in excess of those estimated. The integration of the Aviva Group and the Friends Life Group will be supported by a strong management team with experience of large integration processes. However, no assurance can be given that the integration process will deliver all or substantially all of the expected benefits or realise such benefits in a timely manner. The Enlarged Aviva Group will encounter numerous integration challenges as a consequence of the Proposed Acquisition. In particular, following completion, the Enlarged Aviva Group's management and resources may be diverted from its core business activity of administering the Enlarged Life and Pensions Business and the Enlarged Asset Management Business due to personnel being required to assist in the integration process. The integration process may lead to an increase in the level of administrative errors. A decline in the service standards of the Enlarged Aviva Group may result in an increase in customer complaints and customer and/or regulatory actions, which may lead to reputational damage and the loss of customers and/or distributors by the Enlarged Aviva Group and have an adverse impact on financial performance and condition. Furthermore, whether as a result of a decision or action taken by a regulator with jurisdiction over the Enlarged Aviva Group's business or otherwise, it may not prove possible to achieve the expected level of synergy benefits on integration of the businesses of the Aviva Group and the Friends Life Group on time or at all and/or the cost of delivering such benefits may exceed the expected cost.

There will inevitably be a cost involved in revising the current systems and structures of the Enlarged Aviva Group following completion of the Proposed Acquisition. There is a risk that these costs could exceed current estimates, which would adversely affect anticipated integration benefits.

During the integration period following Admission, the Enlarged Aviva Group may not be in a position to acquire other insurance and/or asset management related targets that it might otherwise have sought to acquire. In view of the demands the integration process may have on management time, it may also cause a delay in other projects currently contemplated by the Aviva Group and the Friends Life Group.

Under any of these circumstances, the business growth opportunities, overhead functions consolidation benefits, purchasing and distribution benefits and other synergies anticipated by Aviva and Friends Life to result from the Proposed Acquisition may not be achieved as expected, or at all, or may be delayed materially. To the extent that the Enlarged Aviva Group incurs higher integration costs or achieves lower synergy benefits than expected, its results of operations, financial condition and/or prospects, and the price of New Aviva Shares, may be adversely affected.

A third party may be able to obtain a large enough shareholding in either Aviva or Friends Life to delay or prevent completion of the Proposed Acquisition.

Both Aviva and Friends Life are listed companies whose ordinary shares are freely traded on the London Stock Exchange. It is possible that an existing or new shareholder with a significant shareholding in either Aviva or Friends Life could use, or could threaten to use, its shareholding to vote against the Proposed Acquisition when shareholder consent is sought. Such an action could materially delay or prevent the implementation of the Scheme and therefore deprive the parties of some or all of the anticipated benefits of the Proposed Acquisition.

Aviva Shareholders and Friends Life Shareholders will own a smaller percentage of the Enlarged Aviva Group than they currently own of Aviva and Friends Life, respectively.

After completion of the Proposed Acquisition, the Aviva Shareholders and Friends Life Shareholders will own a smaller percentage of the Enlarged Aviva Group than they currently own of the Aviva Group and the Friends Life Group, respectively. Based on the number of Friends Life Shares in issue as at the close of business on 15 January 2015 (being the latest practicable date prior to the publication of this document) and assuming that there are no other issues of Aviva Shares or Friends Life Shares (including under the Aviva Share Schemes or Friends Life Incentive Schemes) between 15 January 2015 (being the latest practicable date prior to the publication of this document) and the date of Admission and that 1,105,000,000 New Aviva Shares are issued in connection with the Proposed Acquisition, the Aviva Shareholders and former Friends Life Shareholders will own approximately 73% and approximately 27% respectively of the outstanding shares of the Enlarged Aviva Group. As a consequence, the number of voting rights which can be exercised and the influence which may be exerted by shareholders in respect of the Enlarged Aviva Group will be reduced.

PART B: MATERIAL NEW RISKS TO THE AVIVA GROUP OR THE FRIENDS LIFE GROUP AS A RESULT OF THE PROPOSED ACQUISITION

The Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group may be adversely impacted by the trading performance and potential liabilities of Sesame Limited ("Sesame").

Sesame, a subsidiary of Sesame Bankhall Group Limited ("SBG"), made losses of approximately £19 million for the financial year ended 31 December 2013 and Aviva understands that, in its current form, it is expected to continue to make losses in the future. In addition, the Sesame business has potential liabilities arising from claims relating to advice or services provided to retail customers by appointed representatives of Sesame (or certain other entities whose businesses (including all liabilities) have broadly been assumed by Sesame). The amount of such potential liabilities cannot currently be quantified. Sesame is, therefore, reliant on the continued financial support of its ultimate parent, Friends Life, to be able to continue to trade.

In February 2013, the Friends Life Group commenced a strategic review of the businesses of SBG, including the Sesame business, in order to address the current financial uncertainty of those businesses and to examine whether there are steps that can be taken to address the structural issues within the businesses so as to reduce or remove the need for financial support from Friends Life. That strategic review is ongoing with a number of potential options and outcomes for the Sesame business being considered but has to date resulted in the Sesame business moving to a restricted advice model and undertaking certain past business reviews. Friends Life, SBG and Sesame are in discussions with the FCA in connection with elements of the strategic review and the various options under consideration. Certain of the options may only be capable of being implemented if they are supported by the FCA and there can be no certainty that such support will be obtained. Whilst the strategic review is ongoing, Sesame continues to rely on financial support from Friends Life.

There remains significant uncertainty regarding the outcome of the strategic review and the impact that any outcome may have on the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group and any such outcome could adversely affect the results of operations and the financial condition of the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group, as well as their brand or reputation. In addition, if the outcome of the review is decided prior to completion of the Proposed Acquisition, it is possible that the conclusions reached by Sesame, SBG or the Friends Life Group in connection with the strategic review may not be consistent with those that would have been reached by the Aviva Group or, following completion of the Proposed Acquisition, the Enlarged Aviva Group, which would be the case if these conclusions would require the Enlarged Aviva Group to continue to provide financial support to Sesame on an open-ended basis.

If Friends Life, or following completion of the Proposed Acquisition, the Enlarged Aviva Group were to withdraw Friends Life's financial support for Sesame, then unless the directors of Sesame are able to reach a solution that does not require continued reliance on the financial support of the Friends Life Group, or following completion of the Proposed Acquisition, the Enlarged Aviva Group, it is likely that the Sesame business will no longer be viable and will not be able to continue to trade. In those circumstances, there could be an adverse impact on the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's brand or reputation. Such reputational damage or any resultant loss of customers or negative market perception could adversely affect the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations and financial condition.

PART C: MATERIAL RISKS TO THE AVIVA GROUP OR TO THE FRIENDS LIFE GROUP WHICH WILL BE IMPACTED BY THE PROPOSED ACQUISITION

The Aviva Group's and the Friends Life Group's regulated businesses are subject to extensive regulatory supervision both in the United Kingdom and internationally.

In July 2013 the Aviva Group was designated by the Financial Stability Board as a global systemically important insurer ("G-SII"). The initial list of nine insurance groups that have been designated as G-SIIs also includes a number of the Aviva Group's competitors. The list will be updated annually and, following completion of the Proposed Acquisition, the Enlarged Aviva Group will have an increased likelihood of remaining on the list, due to its increased business scale. For so long as it is designated as a G-SII, the Aviva Group is within the scope of policy requirements issued by the International Association of

Insurance Supervision ("IAIS"), including: enhanced supervision requiring the maintenance of a "Systemic Risk Management Plan"; a liquidity risk management plan; a recovery plan; a resolution plan; and higher loss absorbency capital requirements, which will apply from January 2019 for those insurers still designated as G-SIIs in November 2017. Details of the higher loss absorbency capital requirements are still being developed by the IAIS leading to uncertainty over their impact. There is a risk that, if the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group continue to be designated as a G-SII, this could lead to a significant increase in capital required to support the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business which may give rise to a need for the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group to delay deleveraging plans or to issue additional debt. Similarly the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group could be required to reduce or discontinue activities which contribute to systemic riskiness, restructure to facilitate resolvability and/or remove or reduce (or accelerate the planned reduction of) intercompany debts or guarantees within the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group. Such requirements could have negative consequences for the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business and results of operations and, in particular, could impact on the ability of subsidiaries to remit dividends to Aviva and consequently on Aviva's ability to remit dividends to the Aviva Shareholders and holders of the New Aviva Shares.

The IAIS is also developing a common framework for the supervision of internationally active insurance groups ("ComFrame"). The framework is designed to develop common principles for supervision and so may result in more extensive regulation, particularly at group level, in those jurisdictions which do not currently employ group-wide supervision. In addition, it is not clear how ComFrame will interact with existing regimes of group-wide supervision. On 9 October 2013, the IAIS announced a commitment to develop a risk-based global insurance standard ("ICS") by 2016. The intention is that the ICS will ultimately form part of ComFrame. A revised draft ComFrame proposal was published in September 2014 and ComFrame, including the final ICS, is expected to be adopted in 2018.

All of the Aviva Group's and the Friends Life Group's businesses are and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business will be, subject to operational risks, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events.

The Aviva Group's and the Friends Life Group's businesses are dependent on processing a large number of complex transactions across numerous and diverse products. Furthermore, the long-term nature of the majority of the Aviva Group's and the Friends Life Group's businesses means that accurate records have to be maintained for significant periods.

The Aviva Group's systems and processes on which it is dependent to serve its customers are designed to identify appropriately and address the operational risks associated with the Aviva Group's activities. However, they, together with the Friends Life Group's equivalent systems and processes, may nonetheless fail due to IT malfunctions, human error, intentional disruption or hacking of IT systems by third parties, business interruptions, non-performance by third parties or other external events. This could disrupt business operations resulting in material reputational damage and the loss of customers, and have a consequent material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's, results of operations and financial condition. Although the Aviva Group has taken steps to upgrade systems and processes to reduce these operational risks, it cannot anticipate the details or timing of all possible operational and systems failures which may adversely impact its business, nor can it anticipate the possible operational and systems failures that may arise in the context of the Friends Life Group's equivalent systems and processes, including those which are outsourced by the Friends Life Group.

The Aviva Group's and the Friends Life Group's businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of "rogue traders" or other employees. It is not always possible to deter employee misconduct, and the precautions the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group take to prevent and detect this activity may not always be effective.

PART 3

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP

In this Part 3 ("Historical Consolidated Financial Information relating to the Friends Life Group"), unless otherwise stated, references to the "Company" are references to Friends Life, references to the "Group" are references to the Friends Life Group and references to the "Directors" are references to the Friends Life Directors.

Basis of financial information

The following tables set out audited consolidated financial information of the Friends Life Group for the financial years ended 31 December 2013, 31 December 2012 and 31 December 2011. Full details of the basis of preparation of the financial information of the Friends Life Group are provided in note 1.1 of the financial information for the Friends Life Group for the year ended 31 December 2013.

The tables also set out consolidated financial information of the Friends Life Group for the half year ended 30 June 2014. Full details of the basis of preparation of the financial information of the Friends Life Group for the half year ended 30 June 2014 are provided in note 1 of the financial information for the Friends Life Group for the half year ended 30 June 2014.

Extraction without material adjustment

The financial information for the financial years ended 31 December 2013, 2012 and 2011 set out in this Part 3 ("Historical Consolidated Financial Information relating to the Friends Life Group") has been extracted without material adjustment from the audited accounts of the Friends Life Group for each respective financial year and has been prepared in accordance with IFRS as adopted by the European Union.

The financial information for the half year ended 30 June 2014 set out in this Part 3 ("Historical Consolidated Financial Information relating to the Friends Life Group") has been extracted without material adjustment from the results for the Friends Life Group for the half year ended 30 June 2014 and has been prepared in accordance with International Accounting Standard 34: Interim financial reporting, as adopted by the European Union.

Unqualified opinions

Ernst & Young LLP, chartered accountants regulated by the Institute of Chartered Accountants in England and Wales, has issued unqualified audit opinions on the consolidated financial statements of the Friends Life Group included in the annual report and accounts of the Friends Life Group for the financial years ended 31 December 2013, 2012 and 2011.

Ernst & Young LLP, chartered accountants regulated by the Institute of Chartered Accountants in England and Wales, has issued an independent review report on the consolidated financial statements of the Friends Life Group for the half year ended 30 June 2014.

Other information

The consolidated financial information contained in this Part 3 ("Historical Consolidated Financial Information relating to the Friends Life Group") does not constitute statutory information within the meaning of section 434 of the Companies Act.

No reconciliation of historical information

The Aviva Directors confirm that no material adjustment needs to be made to the financial information of Friends Life for the financial years ended 31 December 2013, 2012 and 2011 or for the half year ended 30 June 2014 to achieve consistency with Aviva's accounting policies for the financial year ended 31 December 2014. Friends Life's accounting policies under which this financial information was prepared are not materially different to Aviva's accounting policies and there are no material differences between the policies used by Friends Life and the policies to be adopted by the Enlarged Aviva Group following completion of the Proposed Acquisition.

SECTION A

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO

THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Consolidated income statement
For the year ended 31 December 2013

	Notes	2013	Restated 2012
		£m	£m
Revenue
Gross earned premiums	3	1,971	1,906
Premiums ceded to reinsurers	3	(595)	(602)
Net earned premiums	3	1,376	1,304
Fee and commission income and income from service activities		827	749
Investment return(i)	4	8,786	9,045
Total revenue		10,989	11,098
Other income	3	20	—
Claims, benefits and expenses
Gross claims and benefits paid	5	(4,494)	(4,175)
Amounts receivable from reinsurers	5	688	680
Net claims and benefits paid	5	(3,806)	(3,495)
Change in insurance contract liabilities	26	2,331	8
Change in investment contract liabilities	27	(6,900)	(5,052)
Transfer from/(to) unallocated surplus		29	(4)
Movement in net asset value attributable to unit-holders	33	(89)	(118)
Movement in policyholder liabilities		(4,629)	(5,166)
Acquisition expenses	6	(603)	(614)
Administrative and other expenses(i)	7	(1,460)	(1,597)
Finance costs	10	(142)	(157)
Total claims, benefits and expenses		(10,640)	(11,029)
Share of loss of associates		—	(3)
Profit before tax from continuing operations		369	66
Policyholder tax	11	(334)	(258)
Profit/(loss) before shareholder tax from continuing operations		35	(192)
Total tax charge	11	(134)	(107)
Policyholder tax	11	334	258
Shareholder tax	11	200	151
Profit/(loss) for the year		235	(41)
Attributable to:
Equity holders of the parent(ii)		204	(72)
Non-controlling interests		31	31
Profit/(loss) for the year		235	(41)

		2013	2012
		pence	pence
Earnings per share from continuing operations
Basic earnings per share	13	14.39	(5.17)
Diluted earnings per share	13	14.38	(5.17)

(i)
As a result of the revision to IAS 19: Employee benefits, curtailment gains of £32 million for the year ended 31 December 2012 have been presented within administrative expenses, rather than within investment return. Refer to note 8 for further details.

(ii)
All profit attributable to equity holders of the parent is from continuing operations.

The notes on pages 40 to 139 form an integral part of these financial statements.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Consolidated statement of comprehensive income
For the year ended 31 December 2013

For the year ended 31 December 2013	Equity holders of the parent	Non- controlling Interests	Total
	£m	£m	£m
Profit for the year	204	31	235
Other comprehensive income:
Items that will not be reclassified to profit and loss:
Remeasurement losses on the defined benefit scheme	(113)	—	(113)
Income tax relating to items that will not be reclassified	36	—	36
Total items that will not be reclassified to profit and loss	(77)	—	(77)
Items that may be reclassified subsequently to profit and loss:
Foreign exchange adjustments(i)	5	—	5
Shadow accounting(ii)	4	—	4
Total items that may be reclassified subsequently to profit and loss	9	—	9
Other comprehensive loss, net of tax	(68)	—	(68)
Total comprehensive income, net of tax	136	31	167

For the year ended 31 December 2012	Equity holders of the parent	Non- controlling Interests	Total
	£m	£m	£m
(Loss)/profit for the year	(72)	31	(41)
Other comprehensive income:
Items that will not be reclassified to profit and loss:
Remeasurement losses on the defined benefit scheme	(42)	—	(42)
Revaluation of owner-occupied properties	(2)		(2)
Shadow accounting(iii)	2		2
Income tax relating to items that will not be reclassified	7	—	7
Total items that will not be reclassified to profit and loss	(35)	—	(35)
Items that may be reclassified subsequently to profit and loss:
Foreign exchange adjustments(i)	(17)	—	(17)
Shadow accounting(ii)	5	—	5
Total items that may be reclassified subsequently to profit and loss	(12)	—	(12)
Other comprehensive loss, net of tax	(47)	—	(47)
Total comprehensive (loss)/income, net of tax	(119)	31	(88)

(i)
Foreign exchange adjustments relate to the translation of overseas subsidiaries.

(ii)
Shadow accounting that may be reclassified subsequently to profit and loss is as a result of a loss of £(4) million (31 December 2012: loss of £(5) million) included within foreign exchange adjustments on translation of overseas subsidiaries held by a with-profits fund of Friends Life Limited ("FLL").

(iii)
Shadow accounting that will not be reclassified to profit and loss is in respect of a loss of £(2) million relating to the revaluation of owner-occupied properties, held by a with-profits fund of FLL.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Consolidated statement of IFRS based operating profit
For the year ended 31 December 2013

	Notes	2013	2012
		£m	£m
Profit before tax from continuing operations	3	369	66
Policyholder tax	11	(334)	(258)
Profit/(loss) before shareholder tax excluding returns generated within policyholder funds		35	(192)
Non-recurring items	3	131	258
Amortisation and impairment of acquired present value of in-force business	14	392	417
Amortisation and impairment of other intangible assets	14	91	97
Interest payable on STICS	3	(31)	(31)
Short-term fluctuations in investment return	3	(182)	(275)
IFRS based operating profit before tax	3	436	274
Tax on operating profit		4	2
IFRS based operating profit after tax attributable to equity holders of the parent(i)		440	276

		2013	2012
		Pence	Pence
Earnings per share
Operating earnings per share	13	31.03	19.84
Diluted operating earnings per share	13	31.01	19.84

(i)
IFRS based operating profit excludes:

(a)
investment variances from expected investment return for non-linked business which is calculated using a longer-term rate of return;

(b)
returns attributable to non-controlling interests in policyholder funds;

(c)
significant non-recurring items;

(d)
amortisation and impairment of present value of acquired in-force business and other intangible assets and is stated after policyholder tax and the deduction of interest payable on STICS. Given the long-term nature of the Group's operations, IFRS based operating profit is considered to be a better measure of the performance of the Group and this measure of profit is used internally to monitor the Group's IFRS results.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Consolidated statement of financial position
At 31 December 2013

As at 31 December	Notes	2013	2012
		£m	£m
Assets
Pension scheme surplus	8	—	33
Intangible assets	14	3,855	4,321
Property and equipment	15	50	53
Investment properties	16	2,561	2,735
Investment in associate		4	4
Financial assets	18	109,064	105,990
Deferred acquisition costs	20	897	838
Reinsurance assets	21	2,837	3,153
Current tax assets		33	8
Insurance and other receivables	23	1,100	1,125
Cash and cash equivalents	24	9,690	9,449
Net assets of operations classified as held for sale		—	30
Total assets		130,091	127,739
Liabilities
Insurance contracts	26	34,590	37,232
Unallocated surplus	28	627	656
Financial liabilities:
—investment contracts	27	83,502	78,184
—loans and borrowings	31	1,050	1,099
—amounts due to reinsurers	32	1,580	1,767
Net asset value attributable to unit-holders	33	621	754
Provisions	34	227	278
Pension scheme deficit	8	52	—
Deferred tax liabilities	22	980	893
Current tax liabilities		1	21
Insurance payables, other payables and deferred income	35	1,312	1,157
Total liabilities		124,542	122,041
Equity attributable to equity holders of the parent
—Share capital	36	4,223	4,225
—Other reserves	37	1,006	1,152
		5,229	5,377
Attributable to non-controlling interests	38	320	321
Total equity		5,549	5,698
Total equity and liabilities		130,091	127,739

The financial statements were approved by the Board of Directors on 17 March 2014.

Tim Tookey
Director

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Consolidated statement of changes in equity
For the year ended 31 December 2013

	Attributable to equity holders of the parent
For the year ended 31 December 2013	Share capital	Other reserves	Total	Non- controlling interests	Total
	£m	£m	£m	£m	£m
At 1 January 2013	4,225	1,152	5,377	321	5,698
Profit for the year	—	204	204	31	235
Other comprehensive loss	—	(68)	(68)	—	(68)
Total comprehensive income	—	136	136	31	167
Dividends paid	—	(300)	(300)	—	(300)
Interest paid on STICS	—	—	—	(31)	(31)
Appropriations of profit	—	(300)	(300)	(31)	(331)
Tax relief on STICS interest	—	7	7	—	7
Increase in own shares held by the Group	(2)	—	(2)	—	(2)
Share-based payments, net of settlements(i)	—	7	7	(1)	6
Other movements(ii)	—	4	4	—	4
At 31 December 2013	4,223	1,006	5,229	320	5,549

	Attributable to equity holders of the parent
For the year ended 31 December 2012	Share capital	Other reserves	Total	Non- controlling interests	Total
	£m	£m	£m	£m	£m
At 1 January 2012	4,128	1,544	5,672	323	5,995
(Loss)/profit for the year	—	(72)	(72)	31	(41)
Other comprehensive loss	—	(47)	(47)	—	(47)
Total comprehensive (loss)/income	—	(119)	(119)	31	(88)
Dividends paid	—	(283)	(283)	—	(283)
Interest paid on STICS	—	—	—	(31)	(31)
Appropriations of profit	—	(283)	(283)	(31)	(314)
Tax relief on STICS interest	—	7	7	—	7
Shares issued in lieu of dividend	90	—	90	—	90
Reduction in own shares held by the Group	7	—	7	—	7
Share-based payments, net of settlements(i)	—	3	3	(2)	1
At 31 December 2012	4,225	1,152	5,377	321	5,698

(i)
The other reserves movement for equity-settled schemes is £7 million for the year (31 December 2012: £3 million) and relates to the expense, net of partial settlement, of the Lombard long-term incentive plan ("LTIP") along with the expense for the deferred share award plans ("DSAP") and the Friends Life group LTIP.

(ii)
Other movements comprise the release of a share entitlement provision (£2 million) and consolidation of the Group's Employee Benefit Trust (£2 million). Following demutualisation of Friends Provident in 2001, share and cash entitlements that were not claimed were placed into two trusts. The trusts were wound up in 2004 and the liability for any future claims in respect of demutualisation was transferred to the Group. This provision was released following expiry of the Group's obligation on 9 July 2013.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Consolidated statement of cash flows
For the year ended 31 December 2013

For the year ended 31 December	Note	2013	2012
		£m	£m
Operating activities
Profit/(loss) for the year		235	(41)
Adjusted for:
—profit on disposal of investment in associate		(20)	—
—net realised and unrealised gains on assets at fair value		(5,507)	(5,630)
—finance costs		142	157
—amortisation and impairment of intangible assets		483	514
—depreciation of property and equipment		5	5
—movement in deferred acquisition costs		(59)	(195)
—total tax charge		134	107
—purchase of shares and other variable yield securities		(23,948)	(22,536)
—proceeds from sale of shares and other variable yield securities		25,363	23,045
—purchase of loans, debt securities and other fixed income securities		(26,911)	(23,841)
—proceeds from sale of loans, debt securities and other fixed income securities		28,257	26,166
—purchase of investment properties		(45)	(51)
—proceeds from sale of investment properties		265	228
—decrease in insurance contract liabilities		(2,642)	(32)
—increase in investment contract liabilities		4,840	3,532
—(decrease)/increase in unallocated surplus		(29)	4
—(decrease)/increase in provisions		(51)	50
—net movement in receivables and payables		216	(214)
Pre-tax cash inflow from operating activities		728	1,268
Tax paid		(48)	(70)
Net cash inflow from operating activities		680	1,198
Investing activities
Disposal of held for sale assets, net of cash transferred		50	—
Additions to internally generated intangible assets		(4)	(4)
Net additions of property and equipment		(2)	(2)
Net cash inflow/(outflow) from investing activities		44	(6)
Financing activities
Shares purchased in settlement of incentive schemes		(1)	(4)
Proceeds from increase in long-term debt		—	349
Repayment of long-term debt		—	(423)
Finance costs		(143)	(170)
STICS interest		(31)	(31)
Net movement in other borrowings, net of expenses		(40)	(20)
Dividends paid to equity holders of the parent		(300)	(193)
Net cash outflow from financing activities		(515)	(492)
Increase in cash and cash equivalents		209	700
Balance at beginning of year	24	9,449	8,791
Exchange adjustments on the translation of foreign operations		32	(42)
Balance at end of year		9,690	9,449

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Notes to the Financial Statements for the year ended 31 December 2013

1.     Accounting policies

1.1  Basis of preparation

The financial statements of the Company as at and for the year ended 31 December 2013 comprise the consolidated financial statements of the Company and its subsidiaries (together referred to as "the Group") and the Group's interests in its associate.

For the year ended 31 December 2013 the consolidated income statement includes the results of AmLife Insurance Berhad and AmFamily Takaful Berhad (collectively "AmLife") up until the date of their disposal on 4 January 2013. The consolidated income statement for the year ended 31 December 2012 includes the results of AmLife for the full year.

The consolidated financial statements as at and for the year ended 31 December 2013 have been prepared in accordance with IFRS as adopted by the European Union ("IFRS").

The presentation currency of the Group is Sterling. Unless otherwise stated the amounts shown in the consolidated financial statements are in millions of pounds Sterling (£ million).

The preparation of the financial statements under IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Further information on the use of judgements, estimates, and assumptions is set out in note 2.

The directors have, at the time of approving the financial statements, a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the financial statements. Further detail is contained in the Directors' report on page 124 of Friends Life's annual report and accounts 2013.

The International Accounting Standards Board ("IASB") issued the following new standards and changes to existing standards which are relevant to the Group and effective for the Group financial statements from 1 January 2013.

•
IFRS 13: Fair value measurement establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The standard is applied prospectively. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Group.

IFRS 13 also requires specific disclosures on fair values; the Group provides these disclosures in note 19.

•
IAS 19: Employee benefits (Revised 2011): IAS 19R includes a number of amendments to the accounting for defined benefit plans, including elimination of the corridor approach and recognition of all actuarial gains and losses in other comprehensive income ("OCI") under the heading of "Remeasurements on the defined benefit scheme" as they occur; to immediately recognise all past service costs; and to replace interest cost and expected returns on plan assets with a net interest amount, calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. These are applied retrospectively. The amendments also include enhancements to disclosure requirements; the Group is already largely compliant and no material updates have been required.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

  Elimination of the corridor approach has no impact on the results of the Group, as the existing policy is to recognise all actuarial losses in OCI as they occur. The change in accounting for net interest income/expense, which represents a change in accounting policy, has not impacted profit before tax or the statement of comprehensive income in prior years or the year ended 31 December 2013.

  The income statement has been restated for the requirement to present curtailment gains within administrative and other expenses; previously, curtailment gains of £32 million at 31 December 2012 were included within investment return.

•
Amendments to IAS 1: Presentation of financial statements: The amendments introduce a grouping of items presented in OCI. The items that could be reclassified to profit and loss at a future point in time, e.g. foreign exchange adjustments, are required to be presented separately from items that will never be reclassified.

Below is a list of new standards and changes to existing standards, relevant to the Group, that have been issued by the IASB with effective dates for annual accounting periods beginning on or after 1 January 2014, unless otherwise stated, but where earlier adoption is permitted. They have been endorsed by the European Union ("EU") unless otherwise stated. They have not been considered for early adoption by the Group. These changes will not materially impact the Group unless otherwise stated.

New standards:

•
IFRS 9: Financial instruments.    This standard reflects the first phase of the IASB's work on the replacement of IAS 39: Financial instruments: recognition and measurement, and relates to the classification and measurement of financial assets and liabilities as defined in IAS 39, with classification dependent upon the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instruments. The adoption of IFRS 9 will have a material impact on the classification and measurement of the Group's financial assets and liabilities. It is not anticipated that this standard will become effective before 1 January 2017; it is yet to be endorsed by the EU. The impact of these new requirements is currently being assessed by the Group;

•
IFRS 10: Consolidated financial statements.    This standard provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. It replaces the requirements in IAS 27: Consolidated and separate financial statements and SIC 12: Consolidation—special purpose entities;

•
IFRS 11: Joint arrangements.    This IFRS establishes principles for the financial reporting by parties to a joint arrangement. It supersedes the requirements in IAS 31: Interests in Joint Ventures and SIC 13: Jointly controlled entities-non-monetary contributions by venturers; and

•
IFRS 12: Disclosure of interests in other entities.    This IFRS combines, enhances and replaces disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

Amendments to existing standards:

•
improvements to IFRSs 2010 to 2012: These annual improvements address eight standards in the 2010-2012 reporting cycle. They include changes to IFRS 2: Share-based payments, IFRS 3: Business combinations, IFRS 8: Operating segments, IFRS 13: Fair value measurement, IAS 7: Cash flow statements, IAS 16: Property, plant and equipment, IAS 24: Related party disclosures and IAS 38: Intangible assets. The amendments are effective for annual periods beginning on or after 1 July 2014 but have not yet been endorsed by the EU; and

•
improvements to IFRSs 2011 to 2013: These annual improvements address four issues to four standards in the 2011-2013 reporting cycle. They include changes to IFRS 1: First time adoption of IFRS, IFRS 3: Business combinations, IFRS 13: Fair value measurement, and IAS 40: Investment property. The amendments are effective for annual periods beginning on or after 1 July 2014 but have not yet been endorsed by the EU.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

The financial statements comply with the Statement of Recommended Practice issued by the Association of British Insurers in December 2005 (as amended in December 2006) insofar as these requirements do not contradict the requirements of IFRS.

The Group presents its consolidated statement of financial position in order of liquidity. Where applicable, for each asset and liability line item that combines amounts expected to be recovered or settled both within and beyond 12 months after the reporting date, disclosure of the amount due beyond 12 months is made in the respective note.

Financial assets and financial liabilities are not offset, unless there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liability simultaneously. Income and expenses are not offset in the income statement unless required or permitted by an accounting standard or interpretation, as specifically disclosed in the accounting policies of the Group.

1.2  Accounting policies

The principal accounting policies have been consistently applied in these consolidated financial statements. Where an accounting policy can be directly attributed to a specific line item in the accounts, the policy is now presented within the relevant note, with a view to enabling greater understanding of the results and financial position of the Group. All other significant accounting policies are disclosed below.

1.2.1  Business combinations

The consolidated financial statements incorporate the assets, liabilities, results and cash flows of the Company and its subsidiaries. The results of subsidiaries acquired or sold during the period are included in the consolidated results from the date of acquisition or up to the date of disposal. Intra-group balances and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

Profits or losses arising from changes in holdings in subsidiaries that do not impact the Group's control over that subsidiary are recognised as changes in equity.

Business combinations are accounted for under IFRS 3: Business combinations, using the purchase method. The cost of a business combination is measured as the fair value of the consideration transferred. Identifiable assets acquired, including intangible assets arising on acquisition, and liabilities assumed in a business combination are measured initially at their fair value at the business combination date. Any excess of the cost of the business combination over the fair value of the net assets acquired is recognised in the statement of financial position as goodwill. To the extent that the fair value of the acquired entity's net assets is greater than the cost of the acquisition, a gain is recognised immediately in the income statement. Acquisition related costs are expensed as incurred except insofar as they relate to the raising of debt or equity when such expenses are capitalised.

For further details on accounting policies for subsidiaries, see note 17.

a)
Associates

Associates are all entities over whose operating policies the Group has significant influence but not control, generally arising from holding between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any impairment loss) identified on acquisition.

Under the equity method, an investment is included as a single line item in the consolidated statement of financial position as the Group's share of the fair value of the investee undertaking's net assets plus goodwill. The Group's share of post-tax profits or losses is presented as a single line item in the consolidated income statement, adjusted for the effect of measuring assets and liabilities to fair value on acquisition.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

b)    Classification of a non-current asset or disposal group as held for sale and discontinued operations

Where the Group holds a non-current asset or disposal group which is held exclusively with a view to its disposal in the near future, then it is classified as an asset held for sale.

An asset or disposal group is classified as held for sale when:

•
management is committed to a plan to sell;

•
the asset is available for immediate sale;

•
an active programme to locate a buyer is initiated;

•
the sale is highly probable, within 12 months of classification as held for sale (subject to limited exceptions);

•
the asset is being actively marketed for sale at a sales price reasonable in relation to its fair value; and

•
actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn.

Non-current assets or disposal groups that are classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

1.2.2  Impairment

The Group assesses at each reporting date whether there is an indication that an asset (other than those assets recognised at fair value) may be impaired.

If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash generating unit's ("CGU") fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses on continuing operations are recognised in the income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount of the asset is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such a reversal is recognised in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Further detail on the impairment testing of intangible assets is provided in note 14.

1.2.3  Financial liabilities

The Group classifies financial liabilities as either financial liabilities at fair value through profit or loss or financial liabilities at amortised cost. The Group's principal financial liabilities at fair value through profit or loss are classified in notes 27 and 32 and at amortised cost in note 31.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

A financial liability is recognised when, and only when, the Group becomes a party to the contractual provisions of a financial instrument.

A financial liability is derecognised when, and only when, the obligation specified in the contract is discharged, or cancelled or expires.

1.2.4  Foreign currency translation

a)
Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of each company in the Group at the foreign exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate ruling at the reporting date, and any exchange differences arising are taken to the income statement. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction and are not subsequently restated. Non- monetary assets and liabilities stated at fair value in a foreign currency are translated at the rate on the date the fair value was determined.

When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. Conversely, when a gain or loss on a non-monetary item is recognised in the income statement, any exchange component of that gain or loss is recognised in the income statement. Foreign exchange adjustments recognised in equity are reported in the Group's foreign currency translation reserve within retained earnings and reported in the consolidated statement of comprehensive income.

b)
Overseas subsidiaries and associates

The assets and liabilities of overseas subsidiaries and associates, including goodwill and intangible assets attributable to the acquisition of the overseas subsidiary or associate, and fair value adjustments arising on consolidation, are translated to Sterling (the presentational currency of the Group) at foreign exchange rates ruling at the reporting date. The revenues and expenses of overseas subsidiaries and associates are translated to Sterling at average foreign exchange rates for the period.

Foreign exchange differences arising on the translation to Sterling are classified as equity movements and recognised in the Group's foreign currency translation reserve, and reported in the statement of comprehensive income. These exchange differences are recognised in the income statement in the period in which the overseas subsidiary or associate is sold.

1.2.5  Own shares

The cost of own shares held in the Employee Benefit Trust ("EBT") is deducted from shareholders' equity until the shares are vested, cancelled or disposed.

1.2.6  Financial instruments treated as equity

A financial instrument is treated as equity if:

•
there is no contractual obligation to deliver cash or other financial assets or to exchange financial assets or liabilities on terms that may be unfavourable; and

•
the instrument is not a derivative and contains no contractual obligations to deliver a variable number of shares or is a derivative that will be settled only by the Group exchanging a fixed amount of cash or other assets for a fixed number of the Group's own equity instruments.

2.     Use of judgements, estimates and assumptions

The Group makes judgements in the application of critical accounting policies that affect the reported amounts of assets and liabilities. The Group also makes key assumptions about the future and other sources of uncertainty. These are continually evaluated and based on historical experience and other

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

factors, including expectations of future events that are considered to be reasonable under the circumstances.

a)
Product classification

IFRS 4: Insurance contracts requires judgement in classifying contracts as either "insurance contracts" or "investment contracts" based on the significance of insurance risk present in the contract with consequential impacts on the accounting policies applied to the valuation of policyholder liabilities, deferral of acquisition costs and pattern of revenue recognition.

b)
Liabilities arising from insurance contracts and investment contracts with DPF

A contract with Discretionary Participation Features ("DPF") is a contractual right held by a policyholder to receive, as a supplement to guaranteed minimum payments, additional payments:

•
that are likely to be a significant portion of the total contractual payments; and

•
whose amount or timing is contractually at the discretion of the issuer and that are contractually based on:

•
the performance of a specified pool of contracts, or a specified type of contract; or

•
realised and/or unrealised investment returns on a specified pool of assets held by the issuer; or

•
the profit or loss of the company that issues the contracts.

Determination of the ultimate liabilities of insurance contracts or investment contracts with DPF arising is a critical accounting estimate. There are several sources of uncertainty that need to be considered in determining the key assumptions made in estimating the liabilities that the Group will ultimately pay on claims made and on maturity of the policies.

The most significant assumptions are:

•
mortality, morbidity, persistency and expense assumptions;

•
for with-profits policies, the stochastic models used to value liabilities are sensitive to risk-free rates, assumed asset volatilities and the assumed correlation between asset volatilities. Risk-free rates are set in accordance with current market gilt rates;

•
for Overseas Life Assurance Business ("OLAB") policies with return of premium guarantees, the stochastic models used to value the cost of the guarantee are sensitive to risk-free rates, assumed asset volatilities and the assumed correlation between asset volatilities. Risk-free rates are set in accordance with current market swap rates. The cost also depends on assumptions such as the level of policy discontinuance;

•
valuation interest rate for annuities in payment—fixed-interest assets, predominantly corporate bonds, are held to match the expected annuity portfolio benefits payable. The excess yields on corporate bonds over that on gilts are called bond spreads and these reflect compensation for the higher risk of default (credit risk premium) and lower liquidity (illiquidity premium) compared to gilts. One of the key judgements is the assessment of how much of the spread is attributable to credit default, as benefit cannot be taken for this element when determining the valuation interest rate. The valuation interest rate is derived by deducting the allowance for defaults, based on an analysis of historical defaults, from the total bond yield. This approach is consistent with current industry practice;

•
other valuation interest rates have been calculated by reference to changes in consistent economic indices. The impact of all interest rate changes on liabilities is included within the impact of economic basis changes in note 26(a). The impact of these liability changes on surplus is generally to offset some or all of the corresponding impact on the value of fixed-interest assets backing the liabilities;

•
for guaranteed annuity options (one of the principal guarantees written by the Group) the cost depends on assumptions such as the level of policy discontinuance and the tax-free cash take-up rate; and

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

•
changes in assumptions behind the valuation techniques for assets that are not quoted in active markets could have a significant impact on the value of assets that are backing insurance and investment contract liabilities, and therefore could have a subsequent impact on the valuation of the liability itself.

Details of insurance and investment contract liabilities are given in notes 25, 26 and 27.

c)
AVIF and other intangible assets

The determination of the present value of future profits on a portfolio of long-term insurance and investment contracts, acquired through the purchase of a subsidiary, and recognised as an intangible asset, is subject to judgement and estimation. The Group's policy is to calculate AVIF balances arising on acquisition by reference to a market consistent embedded value methodology. Information relating to the methods used to value other intangible assets is set out in note 14.

d)
Fair value determination of financial instruments at fair value through profit or loss

Financial assets are designated at fair value where they are managed on a fair value basis or at amortised cost. Financial liabilities such as investment contracts are designated at fair value to eliminate mismatch with corresponding assets which are managed on a fair value basis.

Fair values of financial instruments that are quoted in active markets are based on bid prices for the assets held. When independent prices are not available, fair values are determined by using valuation techniques which refer to market observable data. These include comparison with similar instruments when market observable prices are available.

Valuation methodologies are detailed in note 19.

An analysis of assets and liabilities by category is also disclosed in note 19.

e)    Staff pension schemes assumptions

In assessing the pension benefit obligation, assumptions are made as to the life expectancy of all current, deferred and retired members, rates of increases of salaries and pensions, interest and inflation rates. Material assumptions used and sensitivities are explained in detail in note 8. Estimates are made for the recoverability of any surplus through a potential refund should the scheme be wound up when in surplus.

f)     Deferred tax assets and liabilities and unit-linked tax loss provisions

In assessing deferred tax assets, an estimate of probable future taxable profits is made, against which the temporary differences, being the carry forward of excess tax expenses, and tax losses are utilised. These involve management's best estimate based on past profit experience, adjusted for possible future deviations that management considers might occur. Details of deferred tax assets and liabilities are analysed in note 22.

The principal deferred tax liabilities relate to deferred tax on purchased value of in-force business which are subsequently being amortised in line with the run-off of the underlying assets. The deferred tax assets and liabilities were calculated using detailed actuarial forecast cash flows.

In assessing investment and insurance contract liabilities in respect of unit-linked tax loss provisions, the most significant assumptions are in relation to estimates of future fund growth rates; these are aligned with the Group's MCEV reporting assumptions, as provided in the MCEV supplementary information within the Report and Accounts. Provision is required where future investment return assumptions suggest linked funds will use their carried forward tax losses. Where growth rate assumptions for equities and property are less than RPI assumptions no provision is made in respect of capital gains tax losses because no future taxable growth is anticipated against which losses can be used.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

g)    Fair value determination of investment properties and owner-occupied properties

Investment properties and properties occupied by the Group are measured at fair value at the reporting date by external independent valuers using methods set out in the RICS Red Book.

The valuations used are based on valuation techniques using multiples of future rental incomes. The rental multiples are based on multiples observed in recent similar transactions in the market. Key assumptions include occupancy and rental income.

h)    Longer term shareholder investment return—IFRS based operating profit

In assessing the longer term investment return used in arriving at IFRS based operating profit before tax, assumptions are made as to the appropriate gilt and cash returns to apply, adjusted where appropriate to reflect the additional risks associated with other types of investment class.

Material assumptions used and sensitivities are detailed in note 4.

i)     Provisions

The amounts recognised as provision liabilities are the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. All estimates are based on management's knowledge of current circumstances and predictions of future events. Actual experience may differ from these estimates.

Provisions are detailed in note 34.

3.     Segmental information

Segmental information is presented on the same basis as internal financial information used by the Group to evaluate operating performance.

An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses.

The Group's reportable segments under IFRS 8: Operating segments are as follows:

•
UK comprising Corporate Benefits, Protection and Retirement Income market-facing businesses and Sesame Bankhall Group ("SBG");

•
Heritage, comprising the bulk of the UK business that is no longer actively marketed and Friends Life Investments ("FLI");

•
FPI comprising Friends Provident International Limited ("FPIL"), the Overseas Life Assurance Business ("OLAB") within the UK life and pensions subsidiaries and the Group's share of AmLife (prior to its disposal on 4 January 2013); and

•
Lombard.

Corporate functions are not strictly an operating segment, but are reported to management and are provided in the analysis below to reconcile the Group's reportable segments to total profit.

In previous reporting periods, UK and Heritage were reported as a single segment. The comparatives have been restated to provide separate disclosure of UK and Heritage for the full year to 31 December 2012.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

a)    Operating segment information

(i)    IFRS based operating profit

Year ended 31 December 2013	UK	Heritage	FPI	Lombard	Corporate	Total
	£m	£m	£m	£m	£m	£m
Life and pensions operating profit	76	380	115	37	—	608
Longer term shareholder investment return	13	(84)	(1)	—	3	(69)
Other (expense)/income	(19)	2	(2)	—	(34)	(53)
Development costs	(30)	(7)	(10)	(3)	—	(50)
IFRS based operating profit/(loss) before tax	40	291	102	34	(31)	436
Tax on operating profit						4
IFRS based operating profit after tax attributable to equity holders of the parent						440
Operating earnings per share (pence)						31.03

Year ended 31 December 2012	UK	Heritage	FPI	Lombard	Corporate	Total
	£m	£m	£m	£m	£m	£m
Life and pensions operating profit/(loss)	4	379	(28)	30	—	385
Longer term shareholder investment return	1	(41)	—	—	17	(23)
Other expense	(1)	—	(3)	—	(34)	(38)
Development costs	(36)	(6)	(6)	(2)	—	(50)
IFRS based operating (loss)/profit before tax	(32)	332	(37)	28	(17)	274
Tax on operating profit						2
IFRS based operating profit after tax attributable to equity holders of the parent						276
Operating earnings per share (pence)						19.84

(ii)   Reconciliation of IFRS based operating result before tax to profit before tax from continuing operations

Year ended 31 December 2013	UK	Heritage	FPI	Lombard	Corporate	Total
	£m	£m	£m	£m	£m	£m
IFRS based operating profit/(loss) before tax	40	291	102	34	(31)	436
Non-recurring items(i)(ii)(iii)	(35)	(226)	18	—	112	(131)
Amortisation and impairment of acquired value of in-force business	(47)	(203)	(92)	(50)		(392)
Amortisation and impairment of other intangible assets	(42)	(14)	(7)	(28)	—	(91)
Interest payable on STICS	—	31	—	—	—	31
Short-term fluctuations in investment return(iv)	19	158	5	(2)	2	182
(Loss)/profit before policyholder and shareholder tax	(65)	37	26	(46)	83	35
Policyholder tax	9	325	—	—	—	334
(Loss)/profit before tax from continuing operations	(56)	362	26	(46)	83	369

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Year ended 31 December 2012	UK	Heritage	FPI	Lombard	Corporate	Total
	£m	£m	£m	£m	£m	£m
IFRS based operating (loss)/profit before tax	(32)	332	(37)	28	(17)	274
Non-recurring items(v)(vi)(vii)(viii)	(9)	(264)	—	(1)	16	(258)
Amortisation and impairment of acquired value of in-force business	(52)	(216)	(94)	(55)	—	(417)
Amortisation and impairment of other intangible assets	(42)	(4)	(22)	(28)	(1)	(97)
Interest payable on STICS	—	31	—	—	—	31
Short-term fluctuations in investment return(iv)	52	246	(4)	(1)	(18)	275
(Loss)/profit before policyholder and shareholder tax	(83)	125	(157)	(57)	(20)	(192)
Policyholder tax	2	256	—	—	—	258
(Loss)/profit before tax from continuing operations	(81)	381	(157)	(57)	(20)	66

(i)
UK non-recurring items of £(35) million for the year ended 31 December 2013 include separation and integration costs of £(14) million, costs of £(12) million relating to service improvement elements of the outsourcing arrangement with Diligenta, £(5) million in respect of Solvency II costs of which £(3) million relates to a provision for future costs, costs in respect of capital optimisation programme of £(3) million and finance transformation costs of £(1) million.

(ii)
Heritage non-recurring items of £(226) million for the year ended 31 December 2013 include costs of £(116) million in respect of a charge for deficit funding relating to the Group's defined benefit pension scheme (the income for which is reported within the Corporate segment results), £(63) million separation and integration costs offset by a £53 million provision release in respect of AHM, £(75) million of costs in respect of the Diligenta outsourcing agreement offset by a £22 million provision release, £(34) million of Solvency II costs which include a provision of £(26) million for future costs, finance transformation costs of £(7) million and £(6) million of costs relating to the 2013 capital optimisation programme. Corporate non-recurring items also include costs of £(4) million relating to strategic review fees.

(iii)
FPI non-recurring items of £18 million for the year ended 31 December 2013 include profit on disposal of the Group's entire 30% holding in AmLife of £20 million and finance transformation costs of £(2) million.

(iv)
Includes shareholder investment return short-term fluctuations and investment variances arising from the mismatch of fixed-interest assets and the liabilities they are backing as well as the impact of credit default assumptions. This latter variance reflects profits or losses in excess of the expected investment return on the assets and the impact of the corresponding economic assumption changes on the liabilities. In the year ended 31 December 2012, this includes a £99 million benefit within Heritage that relates to the release of unit-linked tax loss provisions as a result of updated fund growth estimates.

(v)
UK non-recurring items of £(9) million for the year ended 31 December 2012 relate to costs in respect of the transition and service improvement elements of the outsourcing arrangement with Diligenta.

(vi)
Heritage non-recurring items of £(264) million for the year ended 31 December 2012 include £(124) million of costs in respect of the separation and integration programme, £(75) million in respect of Solvency II and finance system developments, £(73) million of costs in respect of the transition and service improvement elements of the outsourcing arrangement with Diligenta offset partially by £31 million release of reserves, non-recurring costs of £(17) million related to the 2012 capital optimisation programme and other non-recurring costs of £(6) million.

(vii)
Corporate non-recurring items of £16 million for the year ended 31 December 2012 include a curtailment gain of £32 million arising on the defined benefit pension scheme, of which £22 million relates to the closure of the scheme to future service accrual and £10 million to reduced future anticipated costs due to the Diligenta outsourcing arrangement. This is partially offset by £(16) million of costs in relation to the transition of Resolution Operations LLP ("ROL"). The transition costs include £(10) million mainly in relation to the costs of transferring an operating agreement, under which the Company outsourced most of its operations, from ROL to the Group, and the recognition of an onerous lease provision in respect of the ROL offices to be taken on by the Group; a further £(6) million relates to restructuring activities.

(viii)
Lombard non-recurring items of £(1) million for the year ended 31 December 2012 relate to Solvency II costs.

(iii)  Revenue and expenses

Premiums

Premium income in respect of single premium insurance policies and business not subject to contractual regular premiums is accounted for when the premiums are received.

For all other insurance contracts, premium income is accounted for in the year in which it falls due.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Under IFRS, investment contract premiums are not recognised as revenue but are accounted for as deposits, included within movements in investment contract liabilities.

Fee and commission income

Investment contract policyholders are charged for policy administration services, investment management services and for surrenders. Investment management services comprise primarily fees and charges from unit-linked investment contracts issued by the life and pensions business. Fees earned on investment management contracts relate to the sale and management of retail investment products and from managing investments in the institutional market. These fees and charges are recognised as revenue in the accounting period in which the services are rendered.

Front-end fees charged at the inception of certain investment contracts are recognised as income over the expected term of the contract on a straight-line basis with the unrecognised amount at the end of the year presented as a liability.

Regular fees charged to the policyholder periodically (monthly, quarterly or annually), are recognised on a straight-line basis over the period that the service is rendered.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Expenses

Details on the Group's accounting policies in respect of expense recognition are explained in notes 6, 7 and 10.

For the year ended 31 December 2013	UK	Heritage	FPI	Lombard	Corporate	Elimination of intersegment amounts(ii)	Total
	£m	£m	£m	£m	£m	£m	£m
						£m
Gross earned premiums on insurance and investment contracts	2,887	1,818	1,239	1,983	—		7,927
Investment contract premiums(i)	(2,235)	(629)	(1,109)	(1,983)	—	—	(5,956)
Gross earned premiums	652	1,189	130	—	—	—	1,971
Premiums ceded to reinsurers	(96)	(495)	(4)	—	—	—	(595)
Net earned premiums	556	694	126	—	—	—	1,376
Fee and commission income	299	299	117	112	—	—	827
Investment return	1,800	5,857	292	827	94	(84)	8,786
Total revenue	2,655	6,850	535	939	94	(84)	10,989
Intersegment revenue	—	—	—	—	84	(84)	—
Total external revenue	2,655	6,850	535	939	10	—	10,989
Other income(iii)	—	—	20	—	116	(116)	20
Net claims and benefits paid	(141)	(3,643)	(22)	—	—	—	(3,806)
Change in insurance and investment contract liabilities	(1,851)	(1,758)	(230)	(730)	—	—	(4,569)
Transfer from unallocated surplus	—	26	3	—	—	—	29
Movement in net assets attributable to unit-holders	(35)	(54)					(89)
Acquisition expenses	(400)	(56)	(98)	(49)	—	—	(603)
Administrative and other expenses	(284)	(873)	(175)	(205)	(39)	116	(1,460)
Finance costs	—	(130)	(7)	(1)	(88)	84	(142)
Total claims, benefits and expenses	(2,711)	(6,488)	(529)	(985)	(127)	200	(10,640)
Intersegment expenses	—	(200)	—	—	—	200	—
Total external claims, benefits and expenses	(2,711)	(6,288)	(529)	(985)	(127)	—	(10,640)
(Loss)/profit before tax from continuing operations	(56)	362	26	(46)	83	—	369
Policyholder tax	(9)	(325)	—	—	—	—	(334)
Shareholder tax	27	164	11	22	(24)	—	200
Segmental result after tax	(38)	201	37	(24)	59	—	235

(i)
Accounted for as deposits under IFRS.

(ii)
Eliminations include intersegment premiums and loan interest. Intersegment transactions are undertaken on an arm's length basis.

(iii)
Includes internal recharges on pension deficit reduction contributions of £116 million and profit from the disposal of AmLife of £20 million, refer to note 3 section c) for further details.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

For the year ended 31 December 2012	Restated UK	Restated Heritage	FPI	Lombard	Restated Corporate	Elimination of intersegment amounts(ii)	Restated total
	£m	£m	£m	£m	£m	£m	£m
Gross earned premiums on insurance and investment contracts	3,389	2,596	1,268	2,377	—	—	9,630
Investment contract premiums(i)	(2,814)	(1,383)	(1,150)	(2,377)	—	—	(7,724)
Gross earned premiums	575	1,213	118	—	—	—	1,906
Premiums ceded to reinsurers	(85)	(512)	(5)	—	—	—	(602)
Net earned premiums	490	701	113	—	—	—	1,304
Fee and commission income	310	259	75	105	—	—	749
Investment return(iii)	1,476	6,108	305	1,154	96	(94)	9,045
Total revenue	2,276	7,068	493	1,259	96	(94)	11,098
Intersegment revenue	—	1	—	—	93	(94)	—
Total external revenue	2,276	7,067	493	1,259	3	—	11,098
Other income	—	—	—	—	—	—	—
Net claims and benefits paid(iv)	(101)	(3,376)	(18)	—	—	—	(3,495)
Change in insurance and investment contract liabilities(iv)	(1,481)	(2,150)	(347)	(1,066)	—	—	(5,044)
Transfer to unallocated surplus	—	(1)	(3)	—	—	—	(4)
Movement in net assets attributable to unit-holders	(50)	(68)	—	—	—	—	(118)
Acquisition expenses	(372)	(111)	(89)	(42)	—	—	(614)
Administrative and other expenses(iii)	(353)	(842)	(183)	(207)	(12)	—	(1,597)
Finance costs	—	(138)	(8)	(1)	(104)	94	(157)
Total claims, benefits and expenses	(2,357)	(6,686)	(648)	(1,316)	(116)	94	(11,029)
Intersegment expenses	—	(77)	(1)	—	(16)	94	—
Total external claims, benefits and expenses	(2,357)	(6,609)	(647)	(1,316)	(100)	—	(11,029)
Share of loss of associates	—	(1)	(2)	—	—	—	(3)
(Loss)/profit before tax from continuing operations	(81)	381	(157)	(57)	(20)	—	66
Policyholder tax	(1)	(257)	—	—	—	—	(258)
Shareholder tax	21	100	26	22	(18)	—	151
Segmental result after tax	(61)	224	(131)	(35)	(38)	—	(41)

(i)
Accounted for as deposits under IFRS.

(ii)
Eliminations include intersegment premiums and loan interest. Intersegment transactions are undertaken on an arm's length basis.

(iii)
As a result of the revision to IAS 19: Employee benefits, curtailment gains of £32 million have been presented within administrative expenses, rather than within investment return. Refer to note 8 for further details.

(iv)
As a result of a review of investment contract disclosure during the year a restatement has been made between UK and Heritage for the allocation of claims offset by a change in investment contract liabilities. Refer to note 5 for further details.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

(iv)  Products and services

For the year ended 31 December 2013	Gross earned premiums	Net earned premiums	Fee and commission income	Total external revenue(i)
	£m	£m	£m	£m
UK
—Corporate benefits	28	28	88	116
—Protection	271	175	—	175
—Retirement income	353	353	—	353
—Other	—	—	211	211
Heritage
—With-profits	369	271	—	271
—Pensions	28	26	221	247
—Investments	104	96	67	163
—Protection	373	233	—	233
—Annuities	315	68	—	68
—Other	—	—	11	11
FPI
—Investments	100	100	117	217
—Protection	30	26	—	26
Lombard
—Investments	—	—	112	112
Total	1,971	1,376	827	2,203

(i)
Total external revenue does not include investment return of £8,786 million.

For the year ended 31 December 2012	Gross earned premiums	Net earned premiums	Fee and commission income	Total external revenue(i)
	£m	£m	£m	£m
UK
—Corporate benefits	30	24	98	122
—Protection	224	144	—	144
—Retirement income	321	321	—	321
—Other	—	—	210	210
Heritage
—With-profits	397	344	3	347
—Pensions	71	(15)	178	163
—Investments	139	132	79	211
—Protection	426	278	(5)	273
—Annuities	180	(37)	6	(31)
FPI
—Investments	92	90	68	158
—Protection	26	23	—	23
—Other	—	—	7	7
Lombard
—Investments	—	—	105	105
Total	1,906	1,304	749	2,053

(i)
Total external revenue does not include investment return of £9,045 million.

Products and services are presented consistently with the disclosure of business segments, with each segment being broken down into the business units and products of which they comprise.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

(v)   Assets and liabilities

As at 31 December 2013	UK	Heritage	FPI	Lombard	Corporate	amounts(i)	Total
	£m	£m	£m	£m	£m	£m	£m
Segment assets	23,883	75,809	8,830	20,796	2,264	(1,495)	130,087
Investment in associate	—	4	—	—	—	—	4
Total assets	23,883	75,813	8,830	20,796	2,264	(1,495)	130,091
Total liabilities	22,793	73,000	8,562	20,448	1,234	(1,495)	124,542
Other segment information:
—Capital expenditure	—	—	1	4	1	—	6
—Depreciation	1	1	—	1	2	—	5
—Amortisation of intangibles	89	217	88	78	—	—	472
—Impairment	—	—	11	—	—	—	11

As at 31 December 2012	UK	Heritage	FPI	Lombard	Corporate	Elimination of intersegment amounts(i)	Total
	£m	£m	£m	£m	£m	£m	£m
Segment assets	21,725	77,530	8,306	19,485	2,102	(1,443)	127,705
Investments in associates (including held for sale)	—	4	30	—	—	—	34
Total assets	21,725	77,534	8,336	19,485	2,102	(1,443)	127,739
Total liabilities	20,609	74,560	8,014	19,116	1,185	(1,443)	122,041
Other segment information:
—Capital expenditure	1	—	—	4	2	—	7
—Depreciation	—	1	—	2	2	—	5
—Amortisation of intangibles	94	220	97	83	1	—	495
—Impairment	—	—	19	—	—	—	19

(i)
Eliminations mainly comprise intercompany loans.

b)    Geographical segmental information

In presenting geographical segment information, revenue is based on the geographical location of customers. The Group has defined two geographical areas: UK and the rest of the world.

For the year ended 31 December 2013	UK	Rest of the world	Total
	£m	£m	£m
Gross earned premiums	1,836	135	1,971
Fee and commission income	615	212	827
Revenue from external customers	2,451	347	2,798
Investment return			8,786
Premiums ceded to reinsurers			(595)
Total revenue			10,989

For the year ended 31 December 2012	UK	Rest of the world	Total
	£m	£m	£m(i)
Gross earned premiums	1,785	121	1,906
Fee and commission income	587	162	749
Revenue from external customers	2,372	283	2,655
Investment return(i)			9,045
Premiums ceded to reinsurers			(602)
Total revenue			11,098

(i)
As a result of the revision to IAS 19: Employee benefits, curtailment gains of £32 million have been presented within administrative expenses rather than within investment return. Refer to note 8 for further details.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

c)    Disposal of investment in associate undertakings

On 4 January 2013 the Group disposed of its entire holding of 30% of the ordinary share capital of both AmLife Insurance Berhad and AmFamily Takaful Berhad (collectively "AmLife") to AmBank Group of Malaysia for RM 245 million (£50 million) resulting in a profit on disposal of £20 million.

The Group's share of the carrying value of AmLife at the date of sale on 4 January 2013 is shown below:

2013
£m
Carrying value	30
Proceeds from disposal	50
Profit on disposal recognised through other income	20

4.     Investment return

All investment income is recognised in the income statement and includes dividends, interest, rental income, the movement in financial assets and investment properties, at fair value through profit or loss, and realised losses and gains on assets classified as available-for-sale.

Interest income is recognised in the income statement as it accrues, taking into account the relevant coupon rate, and applicable floating rate or, for loan assets at amortised cost, the effective interest rate method. Interest income includes the amortisation of any discount or premium.

Dividend income from listed and unlisted securities is recognised as revenue when the right to receive payment is established. For listed securities this is the date the security is listed as ex-dividend.

Rental income from investment properties under operating leases is recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease income.

Determination of gains and losses and the movement in investment properties and financial assets at fair value through profit or loss are explained in notes 16 and 18.

a)    Analysis of investment return

For the year ended 31 December	2013	Restated(i) 2012
	£m	£m
Interest income:
—assets at fair value through profit or loss	1,547	1,565
—loans and receivables	20	24
Net interest on net defined benefit liability(ii)	1	3
Dividend income	1,548	1,636
Rental income	156	185
Movement in fair value:
—investment properties	46	(103)
—financial assets or financial liabilities at fair value through profit or loss:
—financial derivative instruments	(305)	57
—financial assets designated on initial recognition	5,766	5,676
Retranslation of foreign currency loans and borrowings	7	2
Total investment return	8,786	9,045

(i)
As a result of the revision to IAS 19: Employee benefits, curtailment gains of £32 million have been presented within administrative expenses rather than within investment return. Refer to note 8 for further details.

(ii)
Includes a £(2) million (2012: £nil) finance charge relating to penal tax recognised on the present value of pension deficit funding.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

b)    Longer term investment return—IFRS based operating profit

The longer term investment return used in arriving at IFRS based operating profit before tax is calculated in respect of equity and fixed interest investments of shareholder funds and surplus assets held within long-term funds, by applying the longer term rate of return for each investment category to the quarterly weighted average of the corresponding assets, after adjusting for the effect of any short-term market movements. The longer term rates of return are based on assumed gilt and cash returns, adjusted where appropriate to reflect the additional risks associated with the type of investment. The directors have determined the assumptions to be applied as follows:

For the year ended 31 December	2013	2012
	%	%
Equities	4.90	5.40
Government fixed interest	1.90	2.40
Other fixed interest	3.40	4.22
Cash (life and pensions business)	1.90	2.40
Cash (corporate)	0.70	1.35

The rate applied to cash held in the life and pensions businesses and government fixed interest investments reflects the annualised swap curve spot rate, based on the term of the gilt portfolio (typically around 10 years). The expected rate of return applied to equities and other fixed interest investments incorporates an additional risk premium of 3% (2012: 3%) and 1.5% (2012: 1.82%) respectively. The rate applied to the cash held at corporate level is the one year spot rate reflecting the typically short-term nature of those cash balances.

The longer term investment return also includes the return on the Group's external debt, including the STICS. The finance cost included within IFRS based operating profit reflects the actual coupon paid. This represents a refinement in estimation to reflect a more accurate view of the longer term cost of the Group's external debt. In previous periods operating finance costs were based on the market value of the debt instruments. The change has not had a material impact on the results of the Group.

c)    Sensitivity of shareholder longer term investment return—IFRS based operating profit

For the year ended 31 December	2013	2012
	£m	£m
Shareholder longer term investment return:	(69)	(23)
—After the impact of a 1% increase in the longer term rates of investment return	(47)	(4)
—After the impact of a 1% decrease in the longer term rates of investment return	(91)	(41)
d)
Comparison of shareholder longer term and actual investment return—IFRS based operating profit

	2013	2012
	£m	£m
Actual investment return attributable to shareholders	(98)	(44)
Longer term shareholder investment return	69	23
Deficit of actual shareholder return over longer term return	(29)	(21)

Short-term fluctuations in investment return reported in the consolidated statement of IFRS based operating profit of £182 million (2012: £275 million) comprises £(29) million deficit of actual shareholder return over longer term return (2012: £(21) million), as shown above, together with £211 million variance arising from investment variances and economic assumption changes on assets backing long-term business (2012: £197 million), and £nil benefit from the release of unit-linked tax loss provisions (2012: £99 million).

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

5.     Net claims and benefits paid

Insurance claims reflect the cost of all claims incurred during the year on insurance contracts, including claims handling costs. Death claims and surrenders are recognised on the basis of notifications received. Maturities and annuity payments are recorded when due. Claims and benefits recorded are accrued to the policyholder and included within insurance and investment contract liabilities, as appropriate.

Claims handling costs include internal and external costs incurred in connection with the negotiation and settlement of claims. Internal costs include all direct expenses of the claims department and any general administrative costs directly attributable to the claims function.

Reinsurance recoveries are accounted for in the same period as the related claim.

For the year ended 31 December 2013	Gross claims and benefits paid	Amounts receivable from reinsurers	Total net claims and benefits paid
	£m	£m	£m
UK
—Corporate benefits	9	—	9
—Protection	138	(67)	71
—Retirement income	61	—	61
Heritage
—With-profits	2,329	(106)	2,223
—Pensions	248	—	248
—Investments	945	(1)	944
—Protection	217	(130)	87
—Annuities	525	(384)	141
FPI
—Investments	18	—	18
—Protection	4	—	4
Total	4,494	(688)	3,806

For the year ended 31 December 2012	Restated gross claims and benefits paid	Restated amounts receivable from reinsurers	Restated total net claims and benefits paid
	£m	£m	£m
UK
—Corporate benefits	5	—	5
—Protection	116	(68)	48
—Retirement income	48	—	48
Heritage
—With-profits	1,979	(141)	1,838
—Pensions	206	(1)	205
—Investments	1,038	(22)	1,016
—Protection	172	(89)	83
—Annuities	591	(357)	234
FPI
—Investments	16	(1)	15
—Protection	4	(1)	3
Total	4,175	(680)	3,495

Net claims and benefits paid have been restated in the prior year following a review of investment contract disclosures. This has resulted in £146 million of gross claims and benefits paid and £13 million of reinsurance receivables being moved from Corporate benefits to Heritage With-profits (gross claims and benefits paid of £135 million and £13 million reinsurance receivables) and Heritage Pensions (gross claims and benefits paid of £11 million). Additionally, £123 million of amounts receivable from reinsurers have been moved from Heritage Pensions to Heritage With-profits.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Net claims and benefits are presented consistently with the disclosure of business segments, with each segment being broken down into the business units and products of which they are comprised.

6.     Acquisition expenses

For both insurance contracts and investment contracts with DPF acquisition costs comprise all direct and indirect costs arising from writing the contracts, incurred during the financial period.

For investment contracts without DPF, acquisition costs comprise all incremental costs that are directly related to the writing of the contract, incurred during the financial period.

Where policyholder liabilities take into account all future cash flows, acquisition costs are expensed, rather than deferred. This treatment is applied to UK protection business, annuity business and all classes of business in the with-profits funds, which are accounted for on a realistic basis in accordance with UK Financial Reporting Standards ("FRS") 27: Life assurance. For other policyholder liabilities that do not take into account all future cash flows to recover the acquisition costs, such as investments, pensions and overseas business, acquisition costs are deferred, to the extent they are recoverable, and amortised over the life of the contracts.

For the year ended 31 December	2013	2012
	£m	£m
Commission	225	323
Other acquisition expenses	437	486
Deferral	(171)	(274)
Amortisation and impairment of deferred acquisition costs(i)	112	79
Net acquisition expenses	603	614

(i)
For the year ended 31 December 2013 this includes an impairment charge of £(5) million (2012: £(8) million) in respect of the FPI segment's OLAB operations.

7.     Administrative and other expenses

Ongoing administrative and other expenses are recognised as incurred.

Payments made under operating leases, including any incentive payments, are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives paid are recognised in the income statement over the term of the lease.

Recognition of provision related expenses is discussed in note 34.

a)    Analysis of administrative and other expenses

For the year ended 31 December	2013	Restated 2012
	£m	£m
Amortisation and impairment of intangible assets	483	514
Employee remuneration	213	171
Auditor's remuneration (note 7b)	7	6
Investment expenses and charges	271	248
Investment property expenses	6	8
Past service credit on defined benefit pension scheme(i)	—	(32)
IT costs	50	36
Operating lease rentals, land and buildings	22	21
Renewal commission	59	62
Non-recurring costs (note 7c)	159	333
Other administrative expenses	190	230
Total administrative and other expenses	1,460	1,597

(i)
As a result of the revision to IAS 19: Employee benefits, administrative expenses have been restated to include past service credit of £32 million for the year ended 31 December 2012. These were previously included within investment return.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

b)    Auditor's remuneration

During the year the Group obtained the following services from the Group's auditor, Ernst & Young LLP, at costs as detailed in the table below.

For the year ended 31 December	2013	2012
	£m	£m
Audit of the financial statements	0.2	0.2
Audit of subsidiaries	3.9	4.0
Total audit	4.1	4.2
Audit related assurance services	1.2	1.1
Audit of Market Consistent Embedded Value ("MCEV") supplementary information	0.5	0.5
Total audit and audit related assurance services, including MCEV	5.8	5.8
Other services:
Other assurance services	0.2	0.6
All taxation advisory services	0.1	0.1
Corporate finance services (excluding amounts included in other assurance services and all taxation advisory services)	0.4	—
Non-audit services not covered above	0.1	—
Total fees	6.6	6.5

In addition, £45,850 (2012: £45,850) was payable in respect of the audit of the Group pension schemes.

c)    Non-recurring costs

Non-recurring costs for the year include charges related to separation and integration activities in respect of the acquired businesses, expenditure on enhancing systems and reporting processes including Solvency II, costs in respect of the transition and service improvement elements of the outsourcing arrangement with Diligenta and costs related to the capital optimisation programme.

8.     Staff pension schemes

Closed defined benefit scheme

The pension asset or liability recognised in the balance sheet is the present obligation of the employer, which is the estimated present value of future benefits that employees have earned in return for their services in the current and prior years, less the value of the plan assets in the schemes. A pension surplus is recognised to the extent it is recoverable through refunds or expected reductions in future contributions. The rate used to discount pension obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. A qualified actuary performs the calculation of the present value of the defined benefit obligation annually using the projected unit credit method.

The pension costs for the scheme is charged to the income statement and consist of current service cost (prior to scheme closure), past service cost/(credit), net interest on net defined benefit liability (asset) and administrative costs incurred by the scheme.

The actuarial gains and losses, included within remeasurements of the defined benefit scheme, which arise from any new actuarial valuation or from updating the latest actuarial valuation to reflect conditions at the balance sheet date and any restrictions to recognised surpluses, are taken to the consolidated statement of comprehensive income.

Defined contribution arrangements

Contributions made to these arrangements are charged to the income statement as they become payable in accordance with the rules of the arrangements.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

a)    Introduction

On 1 January 2013, the Group set up a defined contribution scheme for UK employees as part of the "My Money" savings and investments platform, called the Flexible Retirement Account ("FRA"). Employer contributions are typically in the range 6.3% to 13% depending on contribution levels selected by members and the platform has a minimum employer plus member contribution level of 9.3% of pensionable salary (basic annual salary up to a defined earnings cap). The FRA has been used for auto-enrolment from the Group's UK staging date of July 2013.

The Group has one closed defined benefit scheme: the Friends Provident Pension Scheme ("FPPS"), which closed to active membership at 31 December 2012.

FPIL and SBG operate defined contribution arrangements. Lombard does not operate a pension scheme.

b)    Closed FPPS defined benefit scheme overview

On an IAS 19: Employee benefits (Revised 2011) basis, a gross deficit of £(4) million has been recognised in respect of the FPPS at 31 December 2013 (2012: surplus of £62 million). A deficit reduction plan was entered into during January 2013 based on the triennial valuation as at 30 September 2011, which showed a deficit on a funding basis of £185 million. That plan set out a new schedule of deficit reduction contributions of £175 million, in addition to a £20 million payment which was made in July 2012 and £20 million in July 2013 under the previous deficit reduction plan. The new recovery plan commenced in January 2013 with a payment of £1.5 million, and a further £1.5 million has been paid in July 2013 in addition to the £20 million previously agreed. Further deficit reduction contributions totalling £172 million will be paid into the scheme, with payments of £21.5 million to be made by 31 July each year for the next eight years from 2014 to 2021.

Under IFRIC 14, deficit reduction contributions are considered to be a minimum funding requirement and, to the extent that the contributions payable will not be available after they are paid into the scheme, a liability is recognised when the obligation arises. In accordance with s207(4) Finance Act 2004, an additional liability of £48 million has been recognised at 31 December 2013 (2012: £29 million), reflecting the 35% tax that would arise on any notional refund in respect of the resultant IAS 19 surplus of £132 million (£172 million of deficit reduction contributions at a present value of £136 million, partially offset by the current deficit of £(4) million). A deferred tax asset of £34 million (2012: £5 million) has also been recognised to reflect tax relief at a rate of 20% (2012: 23%) that is expected to be available on the deficit reduction contributions, in future periods.

An analysis of the amounts recognised in the financial statements in respect of the FPPS is set out below.

Amounts recognised in the consolidated statement of financial position

As at 31 December	2013	2012
	£m	£m
IAS 19 (deficit)/surplus (excluding deficit reduction contribution)	(4)	62
Authorised payments surplus charge (penal tax) at 35% of available surplus following deficit reduction contribution, discounted to present value(i)	(48)	(29)
Net pension (deficit)/surplus (excluding deficit reduction contribution)	(52)	33

(i)
Included in the charge for the year ended 31 December 2013 is a finance charge of £(2) million (2012: £nil) relating to penal tax on the present value of pension deficit funding, which is recognised in the consolidated income statement.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Movement in IAS 19 pension surplus

For the year ended 31 December	2013	Restated 2012
	£m	£m
Pension surplus at 1 January	62	52
Current service cost(i)	—	(7)
Past service credit(i)(ii)	—	32
Net interest on net defined benefit liability (asset)(i)(iii)	3	3
Employer contributions	28	27
Remeasurement losses	(96)	(45)
Administration costs(i)	(1)	—
Pension (deficit)/surplus	(4)	62
Present value of deficit reduction contributions	136	20
Available surplus subject to authorised payments surplus charge	132	82

(i)
Recognised in the consolidated income statement.

(ii)
The restated past service credit for 2012 includes two credits resulting from curtailment gains arising within the FPPS, £10 million on the Diligenta outsourcing agreement entered into by the Group in January 2012 and £22 million as a result of the closure of the FPPS to future accrual in the second half of 2012.

(iii)
The actual return on plan assets for the year ended 31 December 2013 is £81 million (31 December 2012: £64 million).

(iv)
As a result of the revision to IAS 19: Employee benefits, comparatives have been restated as follows:

•
Service cost is now split into current service cost and past service credit.

•
Curtailment gains of £32 million for the year ended 31 December 2012 are now presented as a past service credit. These were previously included within investment return.

•
Remeasurement gains and losses are now presented as remeasurements of the net defined benefit liability (asset).

•
Interest cost and expected return on plan assets have been replaced with net interest on net defined benefit liability (asset) calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability (asset).

The total gain recognised in the income statement for the year ended 31 December 2013 was £nil (2012: gain of £28 million). In addition to the amounts shown in the table above, a finance charge of £(2) million (2012: £nil) relating to penal tax on the present value of pension deficit funding has also been recognised in the income statement.

Analysis of net pension surplus and related deferred tax asset

As at 31 December 2013	Pension deficit	Deferred tax
	£m	£m
Gross IAS 19 pension deficit and related deferred tax asset	(4)	1
Irrecoverable element of deficit reduction contributions (authorised payments surplus charge on available surplus)(i)	(48)	_
Restriction of asset due to authorised payments surplus charge	—	(1)
Tax relief available on deficit reduction contributions	—	34
Net pension deficit and related deferred tax asset	(52)	34

(i)
Includes a finance charge of £(2) million (2012: £nil) relating to penal tax on the present value of pension deficit funding.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

As at 31 December 2012	Pension surplus	Deferred tax
	£m	£m
Gross IAS 19 pension surplus and related deferred tax liability	62	(14)
Irrecoverable element of deficit reduction contributions (authorised payments surplus charge on available surplus)	(29)	—
Restriction of liability due to authorised payments surplus charge	—	14
Tax relief available on deficit reduction contributions	—	5
Net pension surplus and related deferred tax asset	33	5

Remeasurement losses recognised in the consolidated statement of comprehensive income

For the year ended 31 December	2013	Restated 2012
	£m	£m
Remeasurement losses:
—actuarial losses of the defined benefit scheme	(117)	(46)
—return on pension asset (excluding amounts included in net interest on net defined benefit liability)	21	1
—irrecoverable element of deficit reduction contributions (authorised payments surplus charge on available surplus)(i)	(17)	3
Remeasurement losses of the defined benefit scheme	(113)	(42)
Taxation	36	7
Remeasurement losses of the net defined benefit scheme after tax	(77)	(35)

(i)
An additional finance charge of £(2) million (2012: £nil) is also recognised in the consolidated income statement relating to penal tax on the present value of pension deficit funding.

A tax credit of £34 million (2012: charge of £(5) million) in respect of deficit reduction contributions and a further credit of £2 million (2012: credit of £12 million) in respect of other movements in the pension scheme are included in the aggregate tax line for items that will not be reclassified to profit and loss in the consolidated statement of comprehensive income.

c)    FPPS additional disclosures

i)     Principal assumptions used by the Scheme Actuary in calculating the scheme liabilities

For the year ended 31 December	2013	2012
	%	%
Rate of increase in salaries(i)	n/a	3.00
Rate of increase for pensions in payment	Relevant RPI inflation swap curve	Relevant RPI inflation swap curve
Rate of increase for deferred benefits	Relevant RPI inflation swap curve less 75 bps	Relevant RPI inflation swap curve less 75 bps
Discount rate for deferred members (and active members in 2012)	4.48	4.75
Discount rate for pensioners	4.31	4.20
Single equivalent discount rate	4.41	4.51

(i)
For 2012, a fixed rate of salary increases assumed for two years of 3% then salary increases at National Average Earnings (assumed retail price index ("RPI") + 1%) plus an allowance for salary scale increases. With the closure of the scheme as at 31 December 2012, all active members became deferred members and the impact of the 2012 salary assumptions are reflected in the past service costs noted.

The inflation rate assumptions for revaluation of deferred pensions in excess of Guaranteed Minimum Pensions ("GMPs") have been based on the consumer price index as the statutory inflation index. The scheme applies the revaluation factors published by the Government with the factors based on the higher compound cap of 5% per annum applied in respect of benefits accrued up to 31 December 2010

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

and on the lower compound cap of 2.5% per annum applied for benefits between 1 January 2011 and 31 December 2012 (when the scheme closed to active membership).

Pensions in payment in excess of the GMPs accrued up to 31 December 2010 will increase each year in line with the RPI with a minimum of zero and a maximum of 5% and pension accrued from 1 January 2011 to 31 December 2012 (when the scheme closed to active membership) will increase each year in line with the RPI with a minimum of zero and a maximum of 2.5%.

ii)    Mortality assumptions

Mortality assumptions are a proportion of the "SAPS-All" series mortality tables published by the Continuous Mortality Investigations ("CMI"), with proportions varying by sex and by status determined from an analysis of the members' postcodes and annual pension amounts:

	2013	2012
	%	%
Proportion of "SAPS-All" likelihood of death in any year:
Male pensioner	83	83
Female pensioner	98	98
Male non-pensioner	90	90
Female non-pensioner	100	100

In addition, allowance is made for future improvements in mortality according to each individual's year of birth through the use of the CMI's 2011 projection method, with a long-term trend parameter of 1.5% p.a. The mortality assumptions provide the following average life expectancies of future pensioners currently aged 46 retiring at the age of 60, and current pensioners aged 70.

For the year ended 31 December	2013 years	2012 years
Expected age at death of future male pensioner	90	90
Expected age at death of future female pensioner	92	92
Expected age at death of current male pensioner	89	89
Expected age at death of current female pensioner	90	90

The present value of providing an annuity of £1 per annum for members aged 60, based on the above assumptions, is as follows:

Cost of annuities	2013	2012
	£	£
Male annuity	28.32	25.69
Female annuity	27.25	24.75

These rates assume a monthly payments model with a discount rate of 4.48% (2012: 4.75%). The rates also assume two-thirds of the members' benefit will be paid to the spouse or civil partner on the death of the member. A guarantee is provided for pensioners who die within five years of retiring. Pensions in payment in excess of the GMPs accrued up to 31 December 2010 will increase in line with the RPI with a minimum of zero and a maximum of 5% and accrued from 1 January 2011 to 31 December 2012 (when the scheme closed to active membership) will increase in line with the RPI with a minimum of zero and a maximum of 2.5%.

Cost of annuities	2013 % of total membership	2012 % of total membership
Deferred members	71	72
Pensioners	29	28
	100	100

The cost of providing pensioner benefits for members who retired before 30 June 2013 is met by the insurance contract with Aviva Annuity UK Limited (see section (vii) below).

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

The sensitivities regarding the principal assumptions used to measure the scheme assets/liabilities are set out below:

Assumption

	Increase/ (decrease) in assumption	Increase/ (decrease) in scheme liabilities	Increase/ (decrease) in balance sheet deficit
	%	%(i)	£m(ii)
Inflation(iii)	0.5	10.0	20
CPI(iv)	0.5	5.0	60
Salaries	0.5	0.0	0
Pension increases in payment	0.5	70	n/a	(v)
Discount rate(vi)	0.5	(12.0)	(40)
Rate of mortality	1 year	2.5	20

(i)
The value of the insured asset is set equal to the defined benefit obligation of the corresponding insured members. Changes to the value of the defined benefit obligation relating to these members as a result of changes to expected future inflation or interest rates (or of mortality experience differing from that expected) are completely offset by corresponding changes to the insured asset value.

(ii)
In respect of the assets not held on annuities, the scheme has a hedging strategy in place, based on swap contracts overlaying the bond portfolio, which aims to reduce volatility in the statement of financial position and profit and loss account. Broadly the scheme has hedging that covers 65% of the nominal swap interest rate movements and 90% of the RPI inflation movements on the scheme's funding valuation basis. We have assumed no change to asset values other than the swap portfolio.

(iii)
Assuming that expectations of future RPI and CPI increase by 0.5%, and that expectations of future annual pension increases (LPI) in payment increase by a proportionate amount.

(iv)
Assuming that expectations of future CPI increase by 0.5%, and that RPI inflation and associated RPI based increases are unchanged.

(v)
Sensitivity to changes in pension increases included in balance sheet inflation sensitivity.

(vi)
Assuming a change to interest rates but no change to the implied spread between corporate bond yields and nominal swap yields (i.e. nominal swap yields also change leading to the change in swap value partially offsetting the change in liabilities. If corporate bond yields change differently to nominal swap yields this may lead to a mismatch in the change to the IAS19 liabilities and the swap portfolio).

The sensitivity information has been derived for the FPPS using projected cash flows for the scheme valued using the relevant assumptions and membership profile as at 31 December 2013. Extrapolation of these results beyond the sensitivity figures shown may not be appropriate.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

In addition to the annuities held by the scheme, the scheme partially hedges its exposure to inflation risk and nominal risk for the deferred liability by investing in liability driven investments including RPI and nominal swaps. This hedging strategy serves to reduce volatility in the statement of financial position and income statement. Broadly the scheme has hedging that covers 65% of the interest rate movements and 90% of the inflation movements. As such a 0.25% increase in interest rates would reduce liabilities by £80 million and a 0.25% increase in inflation would increase liabilities by £71 million.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

iii)
Changes in the present value of defined benefit obligations

For the year ended 31 December	2013	Restated 2012
	£m	£m
Present value of obligations at 1 January	1,282	1,242
Interest cost	57	60
Current service cost	—	7
Past service credit	—	(32)
Actuarial losses of the defined benefit scheme:
—Losses from change in financial assumptions	117	42
—Experience losses	—	4
Benefits paid	(42)	(41)
Present value of obligations at 31 December	1,414	1,282
iv)
Analysis of defined benefit obligations

The profile of the obligations is analysed as follows:

As at 31 December	2013	2012
	£m	£m
Deferred members	829	716
Pensioners	585	566
Wholly or partly funded plans	1,414	1,282

The weighted average duration of obligations is analysed as follows:

	2013 Years	2012 Years
Deferred members	28	26
Pensioners	14	14

The maturity profile of the obligations is analysed as follows:

Expected benefit payments for the years ending:	£m
31 December 2014	33
31 December 2015	34
31 December 2016	36
31 December 2017	37
Expected benefit payments for the years ending 2018 to 31 December 2023	277
v)
Changes in fair value of defined benefit plan assets

For the year ended 31 December	2013	Restated 2012
	£m	£m
Fair value of plan assets at 1 January	1,344	1,294
Interest income on plan assets	60	63
Return on plan assets, excluding amounts included in net interest on the defined benefit liability (asset)	21	1
Employer contributions	28	27
Benefits paid	(42)	(41)
Administrative expenses	(1)	—
Fair value of plan assets at 31 December	1,410	1,344

At 31 December 2013, there are no investments in internal linked funds (2012: £nil).

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

vi)
Assets in the defined benefit scheme

	Fair value 2013	Fair value 2012
	£m	£m
Equities by geographical location:
—UK	33	28
—Rest of Europe	37	38
—North America	80	69
—Latin America	10	12
—Asia Pacific	46	54
Total equities	206	201
Liability-driven investment ("LDI") pools	400	385
Fixed interest (LDI in specie)	196	170
Insured assets	586	559
Cash	22	29
Total fair value of plan assets	1,410	1,344
Present value of defined benefit obligations	(1,414)	(1,282)
(Deficit)/surplus in the scheme	(4)	62

All equities and fixed interest (LDI in specie) investments are quoted in an active market.

vii)
Future funding

As stated in section (b), a deficit reduction plan was entered into during January 2013 based on the triennial valuation as at 30 September 2011, which showed a deficit on a funding basis of £185 million. That plan set out a new schedule of deficit reduction contributions of £175 million, in addition to a £20 million payment which was made in July 2012 and £20 million in July 2013 under the previous deficit reduction plan. The new recovery plan commenced in January 2013 with a payment of £1.5 million, and a further £1.5 million has been paid in July 2013 in addition to the £20 million previously agreed. Further deficit reduction contributions totalling £172 million will be paid into the scheme, with payments of £21.5 million to be made by 31 July each year for the next eight years from 2014 to 2021.

From 1 July 2007 the scheme has been closed to new members and was closed to active membership effective from 31 December 2012.

Existing member contributions were 7% in 2012 for benefits with a pension age of 60, and 2% for benefits with a pension age of 65. The Group paid contributions of 15% in 2012 plus a shortfall contribution paid in January 2013, agreed with the Trustee, of £4 million for the cost of accrual between 1 October 2011 and 31 December 2012.

A Statement of Funding Principles was agreed by the Group and the Trustee in January 2013. That statement provides the principles around assumption setting, in particular, choosing the discount rate, future price inflation, future pension increases, rates of mortality, pension commencement age, and typical partner or dependant information and assumes:

•
the discounted value of the annuity contract with Aviva Annuity UK Limited ("Aviva") will exactly match the discounted liabilities for pensioners insured under the contract. The pensions in payment up to 30 June 2013 have now been reassured by the Trustees to Aviva under a buy-in annuity contract where the premium progressively transfers from the Trustee to Aviva over the duration of the contract; and

•
the discounted value of non-insured liabilities will be measured using an interest rate swap curve plus a margin of 0.75%, reflecting an expected return on the scheme's other investments equivalent to swap yields, and the strategic allocation of 25% of the scheme's non-annuity investments in equities.

In addition the Trustee has the following objectives for investments, as set out in the Statement of Investment Principles:

•
to achieve and maintain a minimum funding level of 100% on a long-term ongoing basis; and

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

•
to agree the cost of providing the benefits and consult the Employer on any material changes that may be required to the agreed funding arrangements in light of experience.

Amounts paid to FPPS in the past three years and expected future payments over the next two years are as follows:

£m
FPPS (DB) contributions paid
2011	33
2012	27
2013	23
FPPS contributions expected to be paid
2014(i)	23
2015(i)	23

(i)
Includes contributions to cover administration expenses incurred within the scheme of £1 million per annum.
viii)
Risk management

The present value of the scheme's obligations and the market value of assets are volatile with the values at any given date being dependent on financial market conditions at that date. A number of steps have been taken to minimise the relative volatility of the scheme's obligations and the market value of assets when determining the investment strategy. The scheme's assets, which are administered by five external investment managers, are held under the control of the Trustee and used to secure benefits for the members of the scheme and their dependants in accordance with the Trust Deed and Rules. The Trustee Board consists of a chairman who is appointed by the employer and six additional directors of which three are employer-appointed directors and three are members nominated trustee directors.

The Trustee operated a Risk and Investment Subcommittee ("RISC") which was responsible for assisting the Trustee in investment policy and monitoring the scheme's investments. The Trustee has updated the committee structure in 2014. RISC has become the Investment and Funding Committee ("IFC") with an updated scope. The Trustee has introduced an Operations Committee ("OC"). The Trustee and its committees seek advice from the investment adviser, the funding adviser, the covenant adviser and the legal adviser and believe they have sufficient skills and expertise to make decisions taking into account this advice.

The Trustee sets general investment policy but delegates day-to-day responsibility for the selection of specific investments (other than investments in respect of members' voluntary contributions) to the Investment Manager.

The Trustee has set performance and risk targets for the Investment Manager on non-insured assets. The performance objectives are long term (five years), however, the Trustee monitors the Investment Manager on a regular basis in order to ensure that it is on track to meet its long-term objectives.

Interest rate and inflation risk

The Trustee originally adopted a LDI strategy in 2003 to reduce exposure to interest rate and inflation risk. This strategy was extended in 2008 to reduce exposure to a wider range of risks in respect of pensions in payment through investing in an insured bulk annuity buy-in contract that covers pensions in payment up to 30 June 2013. The trustee also invests in a pooled LDI product managed by F&C Asset Management ("F&C") to reduce exposure to interest rate and inflation risk for some non insured liabilities. Within F&C's pooled product, the Trustee now has a bespoke pool in which the Trustee is the sole investor. Under the bespoke LDI pool, F&C manage fixed interest securities together with interest rate and inflation swaps that can have durations of up to 50 years or potentially longer if appropriate market instruments become available. The LDI product is collateralised daily and is managed within a controlled leverage range by F&C; the LDI pools have a weekly investment valuation. European Market Infrastructure Regulation ("EMIR") imposes requirements on derivatives including swaps contracts.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

F&C are managing the progressive implementation and implications of EMIR for pension scheme investors in its LDI pools and LDI investments are subject to monitoring and review.

The allocation to matched assets including the bespoke LDI pool, cash and fixed interest is currently 75% of the non insured assets.

It is acknowledged that when considering the present value of obligations under IAS 19 there is an inconsistency between the discount rate used to value the obligations (which is derived with reference to corporate bonds) and the 'swap' interest rates underlying the LDI pool and there is therefore a risk that these two interest rates will not move in line with each other.

The buy-in annuity contract mitigates a wider range of risks than the original LDI strategy and for the pensions in payment that have been progressively insured up to 30 June 2013, covers market and longevity risk in addition to interest rate and inflation risk.

Market risk

The Trustee, with the full support of the Group, has agreed and implemented a strategic asset allocation to return-seeking assets of 25% of the non-insured fund.

Longevity risk

The Trustee, with the full support and involvement of the Group, first invested in a bulk annuity contract with Aviva as a buy-in investment in 2008 with further tranches of investment in each of the years from 2009 to 2013. No more tranches will be placed under the 2008 contract. The contract reassures benefits for pensioners in payment up to 30 June 2013. The contract is an investment of the Trustee and includes additional security to that of a standard bulk annuity contract with an insurance company. The ownership of the scheme's assets are being drip fed to Aviva over the duration of the contract. This additional protection has been negotiated by the Trustee to mitigate the risk of any decline in the financial strength of Aviva as the counterparty under the contract. This was a general requirement of the tender process for any counterparty to be selected. These assets have been set up under a ring-fenced Trustee Investment Plan that is managed by Aviva and with the title to those assets secured in the Trustee's name through a safekeeping custody account set up with Citibank. These ring-fenced assets would only be accessed by the Trustee in the event of Aviva failing to meet its obligations under this long-term contract.

Currency risk

The Trustee has some exposure to currency risk by investing the scheme's return seeking assets in global equities. The two managers appointed by the Trustee, Aberdeen Asset Management Life & Pensions Limited and Walter Scott & Partners Limited, take account of currency risks within their pooled fund vehicles.

Operational risk

The investment managers do not directly hold the scheme's securities for non-insured assets. These non-insured assets are held in separate accounts with custodians, as appointed by the Investment Manager for pooled vehicles or by the Trustee for non-pooled investments. Special arrangements noted above apply to insured assets under the Aviva contract.

d)
Other pension arrangements

Contributions to the defined contribution schemes were as follows:

For the year ended 31 December	2013	2012
	£m	£m
Group Personal Pension Plan	17.1	12.2
FPI	1.2	1.0
SBG	0.7	0.8

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

On 1 January 2013, the Group set up a defined contribution arrangement for UK employees as part of the "My Money" savings and investments platform, called the Flexible Retirement Account ("FRA"). Employer contributions are typically in the range 6.3% to 13% depending on contribution levels selected by members and the arrangement has a minimum employer plus member contribution level of 9.3% of pensionable salary (basic annual salary up to a defined earnings cap). The FRA has been used for auto-enrolment from the Group's UK staging date of July 2013 and each member has their own personal pension.

The FRA replaced the previous Group Personal Pension arrangements that were provided for UK employees during 2012, which closed to future contributions from 31 December 2012.

9.     Share-based payments

The Group offers share-based payment plans to certain key employees. The expense charged to the income statement is based upon the fair value of the options granted, the vesting period and the vesting conditions. Fair values are determined using stochastic and scenario-based modelling techniques where appropriate.

For equity-settled schemes, the fair value is determined at grant date and expensed on a straight-line basis over the vesting period in the income statement. A corresponding amount is credited to equity. At each reporting date the Group revises its estimates of the number of shares that are expected to be issued and recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity over the remaining vesting period. Where a leaver is entitled to their scheme benefits, this is treated as an acceleration of vesting and hence a shortening of the period over which the expense is charged.

For cash-settled schemes, the fair value is expensed on a straight-line basis over the vesting period in the income statement and the cumulative provision for obligations under cash-settled schemes is recognised as a liability in the statement of financial position. The fair value is re-measured at each reporting date, with any changes in fair value recognised in the income statement for the period.

Lombard International Assurance SA

Description of the schemes

i)
Equity based scheme

Lombard senior management have been incentivised through a scheme that entitles them to share in the growth in value in Lombard. The scheme is an equity-settled share-based payment scheme. Subject to achievement of performance conditions, the scheme entitles participants to shares in Resolution Limited. The scheme lasts for six years, with 25% of the value accruing on the third, fourth, fifth and sixth anniversary of the scheme, with an effective start date of 1 January 2009. Scheme participants purchase shares in Lombard when they join the scheme. As at 31 December 2013 participants owned 0.4 million shares in Lombard (2012: 0.8 million). A total of 0.3 million Lombard shares (2012: 0.5 million) were repurchased by the Group in June 2013 as part of the 2013 scheme payout and 0.1 million Lombard shares (2012: 0.3 million) were returned by scheme leavers.

The scheme's fair value on the commencement date was the best estimate of the cost of the scheme, based on probability weighted performance scenarios to estimate the number of awards expected to vest. This initially resulted in a fair value of £10 million to be expensed over the six-year term of the scheme.

During 2010, the terms of the scheme were modified resulting in the fair value of the scheme increasing from £10 million to £22 million. This increased the total expense by £12 million spread over the years 2010 to 2015.

In 2013 and 2012, being the fourth and third anniversaries respectively following the commencement of the scheme, independent assessments were carried out to determine whether performance conditions had been met to require payouts under the terms of the scheme. The assessments concluded that performance conditions had been met and accordingly Lombard senior management received shares in

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Resolution Limited equating to a total market value of £4 million (2012: £5 million). No new Resolution Limited shares were issued in connection with these payouts under the scheme.

A charge of £(2) million has been recognised in the consolidated income statement in respect of this scheme in 2013 (2012: £(4) million) with a corresponding increase to equity.

ii)
Cash based schemes

Lombard middle management are incentivised through a scheme that entitles them to cash payments, based on a valuation of the Lombard business as at 31 December each maturity year. The first allocations were granted to participants in April 2010 and the first pay-outs occurred in 2013.

In order to estimate the required liability, as each tranche of the scheme has a duration of three years, stochastic modelling techniques (based on option pricing methodology) are used to calculate both the intrinsic value and the time value of the liability under the scheme.

A charge of £nil has been recognised in the consolidated income statement (2012: £(1) million) and a corresponding liability is included in the consolidated statement of financial position. The total liability as at 31 December 2013 is £2 million (2012: £2 million).

A cash-settled retention bonus plan was put in place alongside, but separate to, the equity based scheme, enabling participants to receive a return of their initial investment if certain performance conditions are met.

A charge of £nil has been recognised in the consolidated income statement (2012: £(4) million) and a corresponding liability is included in the consolidated statement of financial position. A total of £1 million (2012: £2 million) was paid out to the scheme participants in the year with a resultant total liability as at 31 December 2013 of £1 million (2012: £2 million).

Friends Life group

Description of the schemes

i)
Long Term Incentive Plan ("LTIP")

The Company introduced a LTIP in 2010 to incentivise key individuals in the business by entitling them to a percentage share in the difference between the value realised from the Friends Life group (for example through payment of dividends to the Resolution holding companies) and the aggregate cost of the acquired Friends Life companies.

The scheme was originally set up as a cash-settled share-based payment scheme. The fair value of the awards in issue, being the relevant percentage of the value expected to emerge from the Friends Life group, was measured at each reporting date, with any changes in fair value being recognised in the consolidated income statement for the period.

The scheme was modified in May 2013 in order to continue to properly incentivise the Group's senior executives following the change in the Group's strategy, as announced in August 2012. The LTIP was primarily designed to mature on an exit by the Company from the Friends Life business, provided that a 12% internal rate of return had been achieved. As the Company strategy is no longer focused on an exit event, the LTIP terms have been amended so that the implicit need for an exit event is replaced with a market value based calculation to measure performance, without altering the required internal rate of return.

As part of the modification, the obligation to settle the scheme passed from Friends Life Group plc ("FLG") to the Company. The change to the scheme has been accounted for as a modification under IFRS 2: Share based payment. The modified scheme is an equity-settled scheme, settled in three

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

tranches of shares in Resolution Limited over 2015 to 2017. The scheme has been valued using economic scenario generators ("ESGs"), with key inputs as follows:

Volatility: 28%
Risk free rate: 0.61% - 0.81%
Dividend yield: 7%

The cumulative charge calculated for the original scheme to modification date at 16 May 2013 was £3 million lower than the cash-settled provision of £5 million reported at 31 December 2012. This reduction has been credited to the income statement and the remaining provision of £2 million transferred to equity. The total scheme value, calculated at modification date, is £6 million. The remaining charge of £(4) million for the modified equity scheme will be expensed over the vesting period to 2017.

Units are pro-rated according to service period. The total number of pro-rated units capable of being awarded is 10,000 and awards are allocated in single units of 1/10,000 of this number. The number of awards issued in the period was 2,600 and 450 were forfeited before pro-rating (2012: 3,700 and 1,100 respectively). At 31 December 2013 there were 10,075 in issue before pro-rating (2012: 7,925). The pro-rated number of awards in issue at 31 December 2013 was 6,354 (2012: 7,925). Since modification, an expense charge of £(1) million has been recognised in the consolidated income statement with a corresponding increase in equity (2012: a credit of £2 million was recognised in the consolidated income statement with a corresponding decrease in the provision in the consolidated statement of financial position).

ii)
Deferred Share Award Plan ("DSAP")

Certain key management have one-third of any annual bonus deferred into shares in Resolution Limited for a period of three years. The awards are accounted for as equity-settled schemes. The fair value of these schemes is calculated at each award date based upon the number of shares awarded and the expense charge is recognised over the course of the vesting period.

A charge of £(1) million (2012: £(1) million) has been recognised in the consolidated income statement in respect of these schemes with a corresponding increase in equity is included in the consolidated statement of financial position.

iii)
Share awards

Certain directors are entitled to cash and shares in Resolution Limited to compensate them for awards they forfeited from their previous employer as a result of joining FLG. The share elements of these awards are treated as equity-settled schemes. The fair value of these schemes is estimated at the grant date and is recognised over the course of the vesting periods.

A charge of £(1) million (2012: £(1)million) has been recognised in the consolidated income statement in respect of these schemes and a corresponding increase in equity of £1 million (2012: £1 million) is included in the consolidated statement of financial position.

Sesame Bankhall Group

Description of the scheme

Key management of SBG were incentivised through a cash-settled scheme that entitled them to a share in the growth of SBG via ownership of shares in Friends Life Distribution Limited ("FLDL"); the immediate parent of the SBG companies. As at 31 December 2012 a liability of £9 million had been recognised in the consolidated statement of financial position in respect of this scheme. During 2013 the scheme was settled via the purchase of management's shares in FLDL by Friends Provident Distribution Holdings Limited for an initial consideration of £4 million with the potential for further contingent consideration being payable in the future depending on the value generated by the SBG companies. As at 31 December 2013 it was determined that no provision was required in relation to the contingent future consideration payable.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

10.  Finance costs

Interest expense is calculated using the effective interest rate method.

For the year ended 31 December	2013	2012
	£m	£m
Subordinated loan interest	87	62
Deferred consideration notes interest	—	23
Interest payable to reinsurers	47	58
Interest payable to credit institutions	8	14
Total finance costs	142	157

Interest payable to reinsurers represents payments in relation to a reinsurance treaty as detailed in note 32.

11.  Taxation

Current tax is based on profits and income for the period as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior periods.

Tax payable is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

The tax charge is analysed between tax in respect of income and investment return on the policyholders' interest in the with-profits and linked fund assets, representing policyholders' tax, with the balance being tax on equity holders' investment return and profits, representing shareholders' tax.

Deferred tax is recognised in the income statement for the period, except to the extent that it is attributable to items that are recognised in the same or a different period outside the income statement, in which case the deferred tax will be recognised in other comprehensive income or equity, as applicable.

a)
Tax recognised in the consolidated income statement

For the year ended 31 December	2013	2012
	£m	£m
Current tax
UK corporation tax at 23.25% (2012: 24.5%)	1	68
Adjustments in respect of prior periods	(6)	(4)
Overseas tax	19	11
Total current tax charge	14	75
Deferred tax
Origination and reversal of temporary differences	240	92
Change in tax rates	(70)	(61)
Recognition of deferred tax assets previously unrecognised	(50)	—
Adjustments in respect of prior periods	—	1
Total deferred tax charge	120	32
Total tax charge	134	107
Analysis:
—policyholder tax	334	258
—shareholder tax	(200)	(151)
Total tax charge	134	107

Legislation was enacted in 2012 to bring a decrease in the rate of corporation tax from 24% on 1 April 2012 to 23% on 1 April 2013. During the year legislation was enacted to reduce the rate to 21% from 1 April 2014 and 20% from 1 April 2015. Under IFRS, deferred tax is calculated using rates substantively enacted by the reporting date and as such the reduction to a 20% rate has been taken into account in deferred tax balances. The average rate of corporation tax for the full calendar year is 23.25%.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

b)
Factors affecting tax charge for year

For the year ended 31 December	2013	2012
	£m	£m
Profit before tax from continuing operations	369	66
Profit before tax from continuing operations determined with reference to the average rate of corporation tax in the UK of 23.25% (2012: 24.5%)	86	16
Effects of:
—non-taxable income	(106)	(120)
—deductions not allowable for tax purposes	(9)	26
—tax on reserving adjustments and other IFRS adjustments	—	24
—overseas tax	(5)	(10)
—valuation of tax assets and liabilities	(49)	(75)
—valuation of unrealised capital losses	—	43
—adjustments in respect of prior periods	(21)	(2)
—impact of reduction in corporation tax rate to 20% (2012: 23%) on deferred tax asset/liability	(70)	(61)
—non-taxable result of Resolution holding companies	—	8
—policyholder tax	334	258
—other	(26)	—
Total tax charge	134	107

12.  Appropriations of profit

Dividends approved by ordinary shareholders are recognised as a liability on the date of approval and dividends declared by directors are recognised on the date of payment. Dividends are charged directly to equity. Dividends declared after the balance sheet date are not accrued in these accounts.

The Step-up tier one Insurance Capital Securities ("STICS") are accounted for as equity instruments under IFRS, as there is no requirement to settle the obligation in cash or another financial asset. Consistent with this equity classification, interest on these instruments is not treated as an expense but as an appropriation of profit, charged directly to equity, together with the related tax relief.

a)    Dividends paid on ordinary shares

A final dividend in respect of 2012 of 14.09 pence per share was paid on 20 May 2013 totalling £200 million. An interim dividend of 7.05 pence per ordinary share was paid on 4 October 2013 amounting to £100 million.

Subject to the approval of shareholders at the annual general meeting on 8 May 2014, a final dividend of 14.09 pence per share will be paid on 16 May 2014 amounting to £200 million. This amount is not reflected in these financial statements. Shareholders have been offered a dividend reinvestment plan ("DRIP"), which allows them to purchase additional shares on the dividend payment date from the proceeds of their cash dividend.

b)    Step-up tier one Insurance Capital Securities interest

Interest on the 2003 STICS is paid in equal instalments in May and November each year at a rate of 6.875%. During the year ended 31 December 2013, interest of £14 million (2012: £14 million) was paid to the 2003 STICS holders.

Interest on the 2005 STICS is paid annually in June at a rate of 6.292%. During the year ended 31 December 2013, interest of £17 million (2012: £17 million) was paid to the 2005 STICS holders.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

13.  Earnings per share

a)    Basic and operating earnings per share from continuing operations

Earnings per share have been calculated based on the profit or loss after tax and on the operating profit after tax attributable to equity holders of the parent and the weighted number of shares in issue adjusted for own shares held. The directors consider that operating earnings per share provides a better indication of the performance of the Group.

For the year ended 31 December	2013 Earnings	2013 Pence per share	2012 Earnings	2012 Pence per share
	£m		£m
Profit/(loss) after tax attributable to equity holders of the parent	204	14.39	(72)	(5.17)
Add back:
—short-term fluctuations in investment return	(182)	(12.85)	(275)	(19.76)
—non-recurring items	131	9.24	258	18.54
—amortisation and impairment of acquired intangible assets	483	34.07	514	36.94
—tax credit on items excluded from operating profit	(196)	(13.82)	(149)	(10.71)
Operating profit after tax attributable to equity holders of the parent	440	31.03	276	19.84
b)
Diluted basic earnings per share from continuing operations

i)     Based on profit after tax attributable to equity holders of the parent

For the year ended 31 December	2013 Earnings	2013 Weighted average number of shares	2013 Pence per share
	£m
Profit after tax attributable to equity holders of the parent	204	1,417,808,590	14.39
Dilutive effect of share awards	—	904,272	(0.01)
Diluted basic earnings per share on profit after tax attributable to equity holders of the parent	204	1,418,712,862	14.38

ii)    Based on operating profit after tax attributable to equity holders of the parent

For the year ended 31 December	2013 Earnings	2013 Weighted average number of shares	2013 Pence per share
	£m
Operating profit after tax attributable to equity holders of the parent	440	1,417,808,590	31.03
Dilutive effect of share awards	—	904,272	(0.02)
Diluted basic earnings per share on operating profit after tax attributable to equity holders of the parent	440	1,418,712,862	31.01

There were no dilutive factors for the year ended 31 December 2012.

c)
Weighted average number of ordinary shares

For the year ended 31 December 2013	Actual	Weighted
Issued ordinary shares at beginning of period	1,418,109,028	1,418,109,028
Effect of:
—purchase of own shares held	(600,877)	(300,438)
Number of ordinary shares at end of period	1,417,508,151	1,417,808,590

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

For the year ended 31 December 2012	Actual	Weighted
Issued ordinary shares at beginning of period	1,376,188,989	1,376,188,989
Own shares held by the Group	(2,661,384)	(2,661,384)
	1,373,527,605	1,373,527,605
Effect of:
—scrip dividend (final 2011)	15,484,945	9,477,125
—scrip dividend (interim 2012)	26,435,094	6,283,752
—reduction in own shares held	2,661,384	1,999,674
Number of ordinary shares at end of period	1,418,109,028	1,391,288,156

14.  Intangible assets

Goodwill

Goodwill arising on business combinations is the future economic benefit arising from assets that are not capable of being individually identified and separately recognised. After initial recognition, goodwill is stated at cost less any accumulated impairment losses, with the carrying value being reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill is allocated to the related CGUs. Where the recoverable amount of the CGU is less than its carrying amount, including the related goodwill, an impairment loss is recognised in the income statement.

In a business combination, where the purchase consideration is lower than the fair value of the net assets acquired, a gain on acquisition arises, sometimes referred to as negative goodwill. Such a gain on acquisition is recognised in the income statement in the period in which it arises.

Acquired value of in-force business ("AVIF")

On acquisition of a portfolio of insurance contracts and/or investment contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected pre-tax cash flows of the in-force business is capitalised in the statement of financial position, using a market consistent embedded value methodology. AVIF is amortised over the anticipated lives of the related contracts which typically vary between five years and 35 years, with the amortisation profile being in accordance with expected profit emergence from the contracts. Any changes in estimated useful lives are accounted for prospectively with the effect of the change being recognised in the current and future periods, if relevant.

Other intangible assets

Customer relationships, distribution relationships and brands acquired are capitalised at cost, being the fair value of the consideration paid. Software is capitalised on the basis of the costs incurred to acquire and bring it into use.

These intangible assets have finite useful lives and are consequently carried at cost less accumulated amortisation and impairment. Any changes in estimated useful lives are accounted for prospectively with the effect of the change being recognised in the current and future periods, if relevant. Amortisation is calculated using the straight-line method to allocate the cost over the estimated useful lives of the intangible assets with ranges as shown below:

Years
Customer relationships	8 - 12
Distribution relationships	5 - 10
Brands	10 - 15
Computer software	3 - 4

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Intangible assets relating to customer relationships and distribution channels have been valued using an income approach method, specifically the Multi-period Excess Earnings Method ("MEEM"). The principle behind the MEEM is that the value of an intangible asset is equal to the present value of the after tax cash flows attributable only to that intangible asset. Other intangibles include in-house developed IT systems and databases which have been valued using a replacement cost approach which assesses the cost of reproducing the equivalent technology in its current form.

Subsequent expenditure on other intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Impairment testing

All identifiable intangible assets are reviewed at each reporting date, or where impairment indicators are present, to assess whether there are any circumstances that might indicate that they are impaired. If such circumstances exist, impairment testing is performed and any resulting impairment losses are charged to the consolidated income statement.

For the purpose of impairment testing, goodwill and AVIF are allocated to the related CGU, which represent the lowest level within the Group at which the intangible assets are monitored for internal management purposes.

AVIF is tested for impairment by comparing the carrying amount with its recoverable amount. The calculation of the recoverable amount is consistent with the measurement methodology for AVIF at initial recognition and is based on the current MCEV VIF balance for pre-acquisition business only, adjusted for differences between the IFRS and MCEV measurement basis for other net assets. The assumptions underpinning the Group's MCEV basis of reporting are provided in the MCEV supplementary information.

Movements in intangible assets are as follows:

For the year ended 31 December 2013	AVIF	Other	Total
	£m	£m	£m
Cost
At 1 January 2013	5,505	560	6,065
Additions	—	4	4
Disposals(iii)	—	(8)	(8)
Foreign exchange adjustments	15	4	19
At 31 December 2013	5,520	560	6,080
Amortisation and impairment
At 1 January 2013	1,497	247	1,744
Amortisation charge for the year(i)	381	91	472
Impairment charge for the year(i)(ii)	11	—	11
Disposals(iii)	—	(8)	(8)
Foreign exchange adjustments	4	2	6
At 31 December 2013	1,893	332	2,225
Carrying amounts at 31 December 2013	3,627	228	3,855

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

For the year ended 31 December 2012	AVIF	Other	Total
	£m	£m	£m
Cost
At 1 January 2012	5,521	560	6,081
Additions	—	4	4
Foreign exchange adjustments	(16)	(4)	(20)
At 31 December 2012	5,505	560	6,065
Amortisation and impairment
At 1 January 2012	1,084	150	1,234
Amortisation charge for the year(i)	412	83	495
Impairment charge for the year(i)(ii)	5	14	19
Foreign exchange adjustments	(4)	—	(4)
At 31 December 2012	1,497	247	1,744
Carrying amounts at 31 December 2012	4,008	313	4,321

(i)
Amortisation and impairment charges are included within administrative and other expenses in the consolidated income statement.

(ii)
AVIF impairment of £(11) million (2012: £(5) million) has been recognised within OLAB in the FPI segment, as a result of worsening persistency. 2012 also includes a £(12) million impairment of goodwill and £(2) million impairment of distributor relationships in respect of Financial Business Partners AG ("fpb AG") part of the FPI segment.

(iii)
Disposals relate to the sale of fully amortised software of £(8) million.

AVIF is shown gross of policyholder and shareholder tax of £693 million (2012: £849 million), with the offsetting balance included in deferred taxation.

i)     AVIF

An analysis of AVIF by operating segments used for segmental reporting (see note 3) is set out below:

As at 31 December 2013	Cost	Amortisation and impairment	Net book value
	£m	£m	£m
UK	896	(291)	605
Heritage	3,011	(906)	2,105
FPI	1,014	(436)	578
Lombard	599	(260)	339
Total	5,520	(1,893)	3,627

As at 31 December 2012	Cost	Amortisation and impairment	Net book value
	£m	£m	£m
UK	896	(245)	651
Heritage	3,011	(702)	2,309
FPI	1,014	(344)	670
Lombard	584	(206)	378
Total	5,505	(1,497)	4,008

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO

THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

ii)    Other intangibles

Other intangibles are made up of the following:

As at 31 December 2013	Cost	Amortisation and impairment	Net book value
	£m	£m	£m
Distribution channels and customer relationships	444	(237)	207
Brand	49	(37)	12
Software	55	(46)	9
Goodwill	12	(12)	—
Total	560	(332)	228

As at 31 December 2012	Cost	Amortisation and impairment	Net book value
	£m	£m	£m
Distribution channels and customer relationships	441	(174)	267
Brand	49	(28)	21
Software	58	(33)	25
Goodwill	12	(12)	—
Total	560	(247)	313

iii)   Impairment

As at 31 December 2013, based on an impairment review of each of the CGUs, an impairment charge of £(11) million has been recognised in FPI AVIF in respect of its OLAB operation. Following an impairment review at 31 December 2012, FPI AVIF in respect of its OLAB operation and other intangible assets in respect of fpb AG, the Group's distributor of German business, were impaired by £(5) million and £(14) million respectively.

15.  Property and equipment

Owned assets

Land and buildings are initially recognised at cost and subsequently measured at fair value. Revaluations are performed annually by independent valuers, who hold a recognised and relevant professional qualification and have recent experience in the location and category of properties being valued. Valuations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. The fair value is the amount for which a property could be exchanged between knowledgeable and willing parties in an arm's length transaction.

Properties occupied by the Group are held at fair value, based on highest and best use, at the date of revaluation, measured at the date of revaluation. Revaluation surpluses, and their reversal, are recognised in the statement of other comprehensive income. Revaluation losses, and their reversal, are recognised in the income statement.

Equipment is recognised at cost less accumulated depreciation and impairment losses.

Depreciation

Depreciation is charged so as to write off the cost of certain assets net of the estimated residual value, using the straight-line method, over the estimated useful life of the asset, as follows:

Years
Motor vehicles	3 - 4
Computer hardware and related software	1 - 4
Fixtures, fittings and office equipment	3 - 10

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO

THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Residual values and useful lives are reviewed at each financial year end and adjusted if appropriate. Any changes in estimated useful lives are accounted for prospectively with the effect of the change being recognised in the current and future periods, if relevant.

Disposal and derecognition

An item of property and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset is included in the income statement in the year the asset is derecognised.

Any revaluation reserve relating to the particular asset being disposed of or no longer in use is transferred to retained earnings.

For the year ended 31 December 2013	Owner- occupied properties	Computer equipment	Fixtures, fittings and office equipment	Total
	£m	£m	£m	£m
Cost
At 1 January 2013	40	9	17	66
Additions	—	—	2	2
At 31 December 2013	40	9	19	68
Depreciation
At 1 January 2013	—	6	7	13
Depreciation charge	—	2	3	5
At 31 December 2013	—	8	10	18
Carrying amounts at 31 December 2013	40	1	9	50

For the year ended 31 December 2012	Owner occupied properties	Computer equipment	Fixtures, fittings and office equipment	Total
	£m	£m	£m	£m
Cost
At 1 January 2012	43	8	15	66
Additions	—	1	2	3
Disposals	(1)	—	—	(1)
Revaluation	(2)	—	—	(2)
At 31 December 2012	40	9	17	66
Depreciation
At 1 January 2012	—	4	4	8
Depreciation charge	—	2	3	5
At 31 December 2012	—	6	7	13
Carrying amounts at 31 December 2012	40	3	10	53

If owner-occupied properties were measured on a cost basis, the carrying amount would be £49 million (2012: £49 million).

16.  Investment properties

Investment properties comprise land and/or buildings that are not occupied by the Group and are held either to earn rental income or for capital appreciation, or for both.

Investment properties are initially included in the balance sheet at cost and subsequently measured at fair value, at least annually at the reporting date. Fair values, based on highest and best use, are measured by external independent valuers, who hold a recognised and relevant professional qualification and have recent experience in the location and category of the investment property being valued.

Movements in the fair value of investment properties are taken to the income statement in the period in which they arise.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO

THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

In accordance with IAS 17: Leases, properties held by the Group under operating leases are classified as investment properties when the properties otherwise meet the definition of investment properties.

For the year ended 31 December	2013	2012
	£m	£m
At 1 January	2,735	3,015
Purchases	45	51
Disposals	(265)	(228)
Fair value adjustments	46	(103)
At 31 December	2,561	2,735

Of the total, £1,259 million (2012: £1,284 million) is held in with-profits funds and £1,302 million (2012: £1,451 million) in unit-linked funds. The majority of the investment properties held within the with-profits and unit-linked funds are leased out under operating leases in order to generate a rental income to match policyholders' liabilities.

Future minimum lease payments receivable under non-cancellable operating leases are as follows:

For the year ended 31 December	2013	2012
	£m	£m
Due in the period:
Not later than one year	140	151
Later than one year and not later than five years	458	503
Later than five years	633	716
Total	1,231	1,370

17.  Principal Group undertakings

Subsidiaries are all entities (including special purpose entities) over which the Group has control, defined as the power, directly or indirectly, to govern the financial and operating policies so as to obtain economic benefits, generally accompanying a shareholding of more than one half of the voting rights. Potential voting rights that are presently exercisable or convertible are also taken into account. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which control ceases. Changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Principal subsidiary undertakings of the Group as at 31 December 2013 are shown below.

As explained in the Corporate Governance section, Resolution Limited is the general partner of Resolution Holdco No.1 LP ("RHN1"), a Guernsey Limited partnership, and owns 99.99% of RHN1's capital. The remaining 0.01% of RHN1's capital is owned by RCAP UK LP ("RCAP") which is not part of the Group.

All other subsidiaries are owned directly or indirectly by RHN1, and the table below reflects RHN1's ownership in these entities.

Unless otherwise stated, they are undertakings incorporated in England and Wales and have only one class of issued ordinary shares. The voting rights are equal to the percentage holdings unless otherwise stated.

In addition to the companies shown below, the Company also holds investments in a number of other subsidiary undertakings, which in the directors' opinion do not significantly affect the consolidated financial statements. A full list of FLG subsidiaries will be annexed to FLG's annual return filed at Companies House.

On 28 December 2013 business transfers under the provisions of Part VII of the Financial Services and Markets Act 2000 were made to transfer:

•
all of the long-term business in FLC to FLPL; and

•
all of the long-term business in FLWL to FLL apart from a portfolio of non profit unit-linked pensions business, which was transferred to FLPL.

The purpose of this internal reorganisation was to realise capital and operating synergies in the Friends Life group. As the Part VII transfers are between companies which are 100% owned by the Group there is no material impact on the consolidated financial statements.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Subsidiary undertaking	Activity	% held
Corporate
Resolution Holdco No.1 LP(i)(ii)	Holding company	99.99
Resolution Holdings (Guernsey) Limited(iii)	Holding company	100
Friends Life Group plc	Holding company	100
Friends Life FPG Limited	Holding company	100
Friends Life FPL Limited(iv)	Holding company	100
Life and pensions
Friends Annuities Limited	Insurance	100
Friends Life Limited(v)	Insurance	100
Friends Life and Pensions Limited	Insurance	100
Friends Provident International Limited(vi)	Insurance	100
Lombard International Assurance SA(vii)	Insurance	99.78
Friends Life Management Services Limited	Management services	100
Friends Life Services Limited	Management services	100
Other
Friends Life Investments Limited	Investment management	100
Sesame Bankhall Group Limited	Financial Distribution Business	100

(i)
Held directly by Resolution Limited (all other companies are held indirectly).

(ii)
Guernsey Limited partnership.

(iii)
Incorporated in Guernsey.

(iv)
Company has both Ordinary and Deferred shares in issue.

(v)
Company has both Ordinary and Preference shares in issue.

(vi)
Incorporated in the Isle of Man. Company has both Ordinary A and Ordinary B shares in issue.

(vii)
Incorporated in Luxembourg. The Group's holding in 2013 was 99.78% (2012: 99.62%). Ordinary shares in issue to FLPL and BC, CC and DC shares in issue to LTIP participants.

18.  Financial assets

The Group classifies its financial assets at fair value through profit or loss or as loans at amortised cost.

Financial assets at fair value through profit or loss comprise assets which are designated as such on initial recognition, as they are managed individually or together on a fair value basis, and derivatives, which are classified as held for trading in accordance with IAS 39: Financial instruments recognition and measurement.

The fair value on initial recognition is generally the consideration given, excluding any transaction costs directly attributable to their acquisition which are expensed. Movements in fair value are taken to the income statement as investment return in the period in which they arise. Financial assets carried at fair value are initially recognised at fair value and subsequently remeasured at fair value based on quoted bid prices, where such prices are available from a third party in a liquid market. If quoted bid prices are unavailable, the fair value of the financial asset is derived from cash flow or other models designed to reflect the specific circumstances of the issuer. Securities for which fair value cannot be measured reliably are recognised at cost less impairment.

Purchases and sales of financial assets are recognised on the date the Group commits to purchase or sell the asset, generally the trade date. A transfer of financial asset is accounted for as a derecognition if substantially all of the asset's risks and rewards of ownership are transferred, or, control of the asset is transferred to a party external to the Group. Control is deemed to have been transferred if the transferee has a practical ability to sell the asset unilaterally without needing to impose additional restrictions on any subsequent transfer.

Loans are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans are measured on initial recognition at the fair value of the consideration given plus incremental costs that are incurred on the acquisition of the investment. Subsequent to initial

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

recognition, loans are either measured at amortised cost less impairment losses or, if they meet the criteria for designation at fair value through profit or loss (such as the elimination of, or significant reduction in, accounting mismatches), and are so designated on initial recognition, they are measured at fair value.

The amortised cost is the present value of estimated future cash flows discounted at the effective interest rate at the date of acquisition or origination of the loan. Subsequent to initial recognition, any difference between cost and redemption value is amortised through the income statement over the life of the instrument. The carrying values of loans at amortised cost are reviewed for impairment in accordance with IAS 39 at each reporting date. If there is objective evidence of impairment, for example there is a default or delinquency in payment, the impairment loss is calculated and recognised.

The Group's financial assets are summarised by measurement category as follows:

As at 31 December	2013	2012
	£m	£m
Fair value through profit or loss (note 18(a))
Designated on initial recognition	108,791	105,172
Held for trading	265	812
Loans at amortised cost (note 18(b))	8	6
Total financial assets	109,064	105,990

a)    Analysis of financial assets at fair value through profit or loss

As at 31 December 2013	With- profits	Unit- linked	Non- linked annuities	Non- linked other	Shareholder	Total
	£m	£m	£m	£m	£m	£m
Shares and other variable yield securities	6,803	63,145	—	122	15	70,085
Debt securities and other fixed income securities:
—Government securities	7,084	7,181	1,044	724	78	16,111
—Corporate bonds and loans at fair value	7,388	5,466	8,115	1,297	112	22,378
Derivative financial instruments	170	66	22	5	2	265
Deposits with credit institutions	—	217	—	—	—	217
Total financial assets held at fair value	21,445	76,075	9,181	2,148	207	109,056

As at 31 December 2012	With- profits	Unit- linked	Non- linked annuities	Non- linked other	Shareholder	Total
	£m	£m	£m	£m	£m	£m
Shares and other variable yield securities	6,801	56,940	—	125	13	63,879
Debt securities and other fixed income securities:
—Government securities	8,903	7,617	1,018	1,074	79	18,691
—Corporate bonds and loans at fair value	8,533	5,891	6,546	1,302	124	22,396
Derivative financial instruments	675	22	107	8	—	812
Deposits with credit institutions	—	206	—	—	—	206
Total financial assets held at fair value	24,912	70,676	7,671	2,509	216	105,984

The unit-linked column and with-profits column in the tables above include £614 million (2012: £744 million) of financial assets relating to the non-controlling interests in the OEICs that have been consolidated as the Group holding is 50% or more. These comprise £523 million of shares and other variable yield securities, £69 million of government securities and £22 million of corporate bonds (2012: £

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

535 million of shares and other variable yield securities, £87 million of government securities and £122 million of corporate bonds).

For unit-linked funds, the policyholders bear the investment risk and any change in asset values is matched by a broadly equivalent change in the liability.

The majority of financial assets held are readily realisable, however amounts of £98,798 million (2012: £96,900 million) are not expected to be realised for more than 12 months after the reporting date in line with the expected maturity of insurance and investment contract liabilities.

Asset-backed securities (excluding those held by the linked funds) amount to £4,124 million (2012: £3,940 million) and 98% (2012: 96%) of these are at investment grade as set out in note 30.

b)    Loans at amortised cost

As at 31 December	2013	2012
	£m	£m
Mortgage loans	4	2
Other loans	4	4
Total loans	8	6

The fair value of loans is considered to be the same as their carrying value.

c)    Assets backing unit-linked liabilities

The carrying value of policyholder liabilities relating to unit-linked business is shown in note 29(b). These liabilities are classified as either insurance or investment contracts. The net assets backing these liabilities are included within the relevant balances in the consolidated statement of financial position and are analysed as follows:

As at 31 December	2013	2012
	£m	£m
Shares and other variable yield securities	63,145	56,940
Debt securities and other fixed income securities	12,647	13,508
Derivative financial instruments	66	22
Deposits with credit institutions	217	206
Total financial assets held at fair value	76,075	70,676
Investment properties	1,302	1,451
Insurance and other receivables	639	723
Cash and cash equivalents	4,783	4,835
Total assets	82,799	77,685
Net asset value attributable to unit-holders(i) and other payables	(1,655)	(1,743)
Total unit-linked net assets	81,144	75,942

(i)
Represents non-controlling interests in respect of consolidated OEICs, which the Group are deemed to control.

19.  Fair values of assets and liabilities

In accordance with the requirements of IFRS 13: Fair value measurement assets and liabilities which are measured at fair value have been classified into three categories as set out below. Financial assets at fair value include shares and other variable yield securities, government securities, corporate bonds (including ABS and loans at fair value), derivative financial instruments and deposits with credit institutions. Financial liabilities at fair value include unit-linked contracts, amounts due to reinsurers, net asset value attributable to unit-holders (non-controlling interest in the OEICs that are consolidated) and derivative financial instruments.

Level 1—quoted prices (unadjusted) in active markets for identical assets. An active market is one in which transactions occur with sufficient frequency and volume to provide pricing information on an

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

ongoing basis. Examples include listed equities and bonds in active markets and quoted unit trusts/OEICs.

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category generally includes assets that are priced based on models using market observable inputs. Examples include certain corporate bonds, certificates of deposit and derivatives.

Level 3—inputs for the assets that are not based on observable market data. Assets with single price feeds and/or limited trading activity are included in this category. Examples include unlisted equities, private equity investments and property.

The majority of the Group's assets held at fair value are valued based on quoted market information or market observable data. Approximately 5% (8% excluding unit-linked assets) of the Group's financial assets are based on valuation techniques where significant observable market data is not available or the price is not observable from current market transactions. However, the fair value measurement objective of these assets remains the same, that is, an exit price from the perspective of the Group.

The fair values of financial and non-financial assets are generally provided by external parties. During the year, the Group has performed independent reviews of pricing models to ensure that appropriate methodologies have been applied. The approach taken for each class of specific unlisted investment is as follows:

Corporate bond valuations are generally obtained from brokers and pricing services. Where the number of transactions has declined under the current market conditions, valuations have become more subjective. Bond prices provided by pricing services are based on the best estimate of market price determined by market makers based on a variety of factors and are considered to be observable prices. In determining fair value, market makers will take into account transactions they have observed in identical or similar assets as well as movements in market indices and any other factors that they regard as relevant. In some cases, consensus prices have been based on fewer, and potentially more historic, transactions.

Exchange-traded derivatives are valued using active market prices. The values of over-the-counter derivative financial instruments are estimated by applying valuation techniques, using pricing models or discounted cash flow methods. Where pricing models are used, inputs—including future dividends, swap rates and volatilities—based on market data at the statement of financial position date are used to estimate derivative values. Where discounted cash flow techniques are used, estimated future cash flows and discount rates are based on current market swap rates at the valuation date.

Investment properties and properties occupied by the Group are measured at fair value at the reporting date. Fair values are measured by external independent valuers, using methods set out in the Royal Institute of Chartered Surveyors' guidelines ("RICS Red Book"). The valuations used are based on valuation techniques using multiples of future rental incomes. The rental multiples are based on multiples observed in recent similar transactions in the market. Key assumptions include occupancy and rental income.

Methods considered when determining fair values of unlisted shares and other variable yield securities include discounted cash flow techniques and net asset valuation. Regular checks are performed of tolerance levels for changes such as percentage movements in prices, excess movements and inter vendor price comparisons, where tolerance levels are pre-defined for security types.

The valuation of the holdings in private equity limited partnerships and companies is based on the most recent underlying valuations available at the reporting date as adjusted for contributions, distributions and known diminutions in value of individual underlying investments in the period since valuations were performed. The valuation technique is not supported by observable market values. Valuations of private equity holdings are prepared in accordance with International Private Equity and Venture Capital Board ("IPEV") guidelines.

The fair value of the investments in property limited partnerships is taken as the Group's appropriate share of the net asset value of the partnerships. The net asset value is based on the latest external market

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

valuation of the underlying property investments, which is updated at least every six months. The valuation would be adjusted in the event of a significant market movement in the period between the last market valuation and the reporting date.

Loans are valued using a general discounted cash flow methodology, with the discount rates derived from the relevant risk-free curve and a credit spread curve. The valuation process is carried out by the investment manager and reviewed by management. All spreads are reviewed at least twice a year and will be recalibrated accordingly if they appear to be outliers relative to factors such as available market proxies and spreads of underlying securities.

Participation in investment pools mainly relates to property investments. Property is independently valued in accordance with the methods set out in the RICS Red Book at each year end.

The classifications of financial liabilities take into account the types of inputs used to determine the fair value measurements. For unit-linked funds this has been undertaken on a fund-by-fund basis. For the net asset value attributable to unit-holders, this has been analysed in the same proportion as the underlying consolidated investments categorisation.

The Group has financial liabilities which contain discretionary participation features of £8,991 million (2012: £9,543 million) that form part of its with- profits funds. Products giving rise to these liabilities are mainly investment or pension contracts with a unitised with-profits element. The Group is unable to measure the fair value of these financial liabilities reliably due to the lack of a robust basis to measure the supplemental discretionary returns arising on with-profits contracts and because there is not an active market for such instruments. These liabilities have therefore been excluded from the fair value hierarchy analysis below. Investment contract non-unit reserves, relating primarily to deferral of front-end fees in the form of unfunded units, have also been excluded from the fair value hierarchy analysis.

An analysis of recurring non-financial assets, financial assets and liabilities held at fair value in accordance with the fair value hierarchy is set out below. The table shows both the total recurring non financial assets, financial assets and liabilities and the total excluding unit-linked assets and liabilities, as shareholders have no direct exposure to profits or losses on unit-linked assets (other than through investment management and annual management fees).

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

a)    Recurring fair value measurements

	Including unit-linked				Excluding unit-linked
As at 31 December 2013	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Non-financial assets held at fair value
Investment properties	—	—	2,561	2,561	—	—	1,259	1,259
Owner-occupied property	—	—	40	40	—	—	40	40
Financial assets held at fair value
Shares and other variable yield securities	64,679	1,943	3,463	70,085	5,725	81	1,134	6,940
Debt securities and other fixed income securities:
—Government securities	15,716	395	—	16,111	8,885	45	—	8,930
—Corporate bonds and loans at fair value
(including ABS)	15,549	4,974	1,855	22,378	12,375	3,200	1,337	16,912
Derivative financial instruments	34	231	—	265	10	189	—	199
Deposits with credit institutions	217	—	—	217	—	—	—	—
Total assets held at fair value	96,195	7,543	7,919	111,657	26,995	3,515	3,770	34,280
Financial liabilities held at fair value
Unit-linked investment contracts	—	72,682	—	72,682	—	—	—	—
Amounts due to reinsurers	—	1,580	—	1,580	—	1,580	—	1,580
Net asset value attributable to unit holders	621	—	—	621	28	—	—	28
Derivative financial instruments	37	393	—	430	30	375	—	405
Total liabilities held at fair value	658	74,655	—	75,313	58	1,955	—	2,013

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

There are no non-recurring fair value measurements at 31 December 2013.

	Including unit-linked				Excluding unit-linked
As at 31 December 2012	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Non-financial assets held at fair value
Investment properties	—	—	2,735	2,735	—	—	1,284	1,284
Owner-occupied property	—	—	40	40	—	—	40	40
Financial assets held at fair value
Shares and other variable yield securities	53,459	7,608	2,812	63,879	5,156	555	1,228	6,939
Debt securities and other fixed income securities:
—Government securities	18,209	474	8	18,691	10,917	152	5	11,074
—Corporate bonds and loans at fair value
(including ABS)	15,595	5,653	1,148	22,396	12,121	3,788	596	16,505
Derivative financial instruments	52	760	—	812	32	758	—	790
Deposits with credit institutions	206	—	—	206	—	—	—	—
Total assets held at fair value	87,521	14,495	6,743	108,759	28,226	5,253	3,153	36,632
Financial liabilities held at fair value
Unit-linked investment contracts	—	67,428	—	67,428	—	—	—	—
Amounts due to reinsurers	—	1,767	—	1,767	—	1,767	—	1,767
Net asset value attributable to unit holders	754	—	—	754	17	—	—	17
Derivative financial instruments	8	222	—	230	4	220	—	224
Total liabilities held at fair value	762	69,417	—	70,179	21	1,987	—	2,008

There are no non-recurring fair value measurements at 31 December 2012.

The Group's policy is to recognise transfers into and transfers out of levels 1, 2 and 3 as of the date the statement of financial position is prepared.

Derivative financial instruments and amounts due to reinsurers are managed on the basis of net exposure, after taking into account related collateral, with fair value determined on the basis of the price of the net position.

For the Friends Life Group plc £162 million subordinated debt due 2021, Friends Life Group plc £500 million subordinated debt due 2022 and the Friends Life Group plc US$575 million reset perpetual subordinated debt, the fair value measurements (as disclosed in note 31) are categorised as level 1.

b)    Transfers between level 1 and level 2

During the year, £2,175 million (2012: £3,732 million) of corporate bonds, shares and other variable yield securities were transferred from level 1 to level 2 and £6,102 million (2012: £10,496 million) of corporate bonds, shares and other variable yield securities were transferred from level 2 to level 1. These movements arose from changes in the availability of current quoted prices, market activity and refinements to the methodology under which shares and other variable yield securities are classified. There were no significant transfers between level 1 and level 2 for other assets.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

c)    Level 3 assets

The following table shows a reconciliation of Level 3 assets which are recorded at fair value.

	Investment property	Owner- occupied property	Shares and other variable yield securities	Government securities	Corporate bonds and loans at fair value (including ABS)	Total assets held at fair value
	£m	£m	£m	£m	£m	£m
At 1 January 2013	2,735	40	2,812	8	1,148	6,743
Total gains/(losses) in consolidated income statement(i)	46	—	(33)	—	(153)	(140)
Purchases	45	—	226	—	103	374
Sales	(265)	—	(221)	—	(93)	(579)
Issues	—	—	12	—	174	186
Settlements	—	—	—	—	(19)	(19)
Net transfer from/(to) level 1 and level 2(ii)	—	—	632	(8)	681	1,305
Foreign exchange adjustments	—	—	35	—	14	49
At 31 December 2013	2,561	40	3,463	—	1,855	7,919
Total unrealised gains/(losses) for the year included in profit or loss for assets held at 31 December 2013	47	—	26	—	(7)	66

	Shares and other variable yield securities	Government securities	Corporate bonds and loans at fair value (including ABS)	Total financial assets held at fair value
	£m	£m	£m	£m
At 1 January 2012	3,210	5	1,259	4,474
Total gains/(losses) in consolidated income statement(i)	66	(1)	46	111
Purchases	1,262	—	247	1,509
Sales	(1,340)	—	(502)	(1,842)
Issues	—	—	58	58
Settlements	—	—	(24)	(24)
Net transfer (to)/from level 1 and level 2(ii)	(349)	4	84	(261)
Foreign exchange adjustments	(37)	—	(20)	(57)
At 31 December 2012	2,812	8	1,148	3,968
Total unrealised gains/(losses) for the year included in profit or loss for assets held at 31 December 2012	57	(1)	37	93

(i)
Gains and their reversal on owner-occupied property are recognised in the consolidated statement of comprehensive income, losses and their reversal are recognised in the income statement within investment return. All other gains and losses on assets held at fair value are recognised in the income statement within investment return.

(ii)
Amounts were transferred from level 1 and level 2 because of a lack of observable market data, resulting from a decrease in market activities for the securities. Amounts were transferred to level 1 and level 2 because observable market data became available for the securities.

Comparative figures for investment property and owner-occupied property for the year ended 31 December 2012 are not available and the costs to develop them would be excessive.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

The Group's Securities Pricing Committee provides oversight of the valuation of securities, including the review of valuation methodologies, appropriateness of prices provided by external valuers, and fair value hierarchy disclosures made by the Group.

IFRS 13 requires the disclosure, where available, of quantitative information relating to significant unobservable inputs used to derive the valuation of investments classified within the fair value hierarchy as level 3. The majority of the Group's investments are valued by third parties, resulting in limited availability of unobservable inputs used. Available unobservable inputs are as follows:

•
Corporate bonds include £331 million of private loans; credit rating assumptions, ranging between AA– and BB–, have been used to derive discounted cash flow fair values.

•
Shares and other variable yield securities include private equity investments, £268 million of which are valued using multiples of earnings before interest, tax, depreciation and amortisation ranging between 5 and 11.5.

•
Investment properties have typically been valued based on equivalent rental multiples, ranging between 4 and 30.

d)    Level 3 financial assets sensitivity analysis

	2013		2012
As at 31 December	Carrying amount	Effect of reasonably possible alternative assumption	Carrying amount	Effect of reasonably possible alternative assumptions
	£m	£m	£m	£m
Unit-linked investments	2,847	—	2,139	—
Shares and other variable yield securities	1,134	227	1,228	246
Government securities	—	—	5	1
Corporate bonds and loans at fair value (including ABS)	1,337	134	596	60
Total Level 3 financial assets	5,318	361	3,968	307

For unit-linked investments, the policyholders bear the investment risk and any change in asset values is matched by a broadly equivalent change in the liability. Shareholder profits from annual management charges levied on such funds will, however, vary according to the change in asset values leading to some limited investment risk.

For shares and other variable yield securities, where there is no active market the price at year end could reasonably be expected to be higher or lower by approximately 20%.

For government bonds and corporate bonds, it could reasonably be expected that the fair values could be higher or lower by approximately 10% to reflect changes in the credit ratings of the underlying bonds.

20.  Deferred acquisition costs

Insurance and Investment contracts with DPF

Acquisition costs comprise all direct and indirect costs arising from writing the contracts, which are incurred during a financial period. Acquisition costs are deferred and amortised over the life of the contracts where their recovery has not been reflected in the valuation of policyholder liabilities but only to the extent that they are recoverable from future margins.

The rate of amortisation of acquisition costs on such contracts is proportional to the future margins expected to emerge in respect of the related policies, over the life of those policies.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Investment contracts without DPF

Acquisition costs comprise all incremental costs that are directly related to the writing of the contract, which are incurred during a financial period, and are amortised on a straight-line basis over the lifetime of the contract if they are recoverable out of future margins.

For the year ended 31 December 2013	Insurance contracts	Investment contracts	Total
	£m	£m	£m
At 1 January	121	717	838
Incurred and deferred in the period	28	143	171
Amortisation and impairment(i)	(32)	(80)	(112)
At 31 December	117	780	897

For the year ended 31 December 2012	Insurance contracts	Investment contracts	Total
	£m	£m	£m
At 1 January	90	553	643
Incurred and deferred in the period	47	227	274
Amortisation and impairment(i)	(16)	(63)	(79)
At 31 December	121	717	838

(i)
Includes an impairment charge of £(5) million (2012: £(8) million) in respect of the FPI segment's OLAB operations.

Included in the carrying values above, £742 million (2012: £733 million) is expected to be recovered more than 12 months after the reporting date. Acquisition expenses that do not meet the criteria for deferral are expensed directly as incurred.

21.  Reinsurance assets

The benefits to which the Group is entitled under its reinsurance contracts are recognised as reinsurance assets. Amounts recoverable from reinsurers are measured consistently with the amounts associated with the underlying insurance contracts that are being reinsured and in accordance with the terms of each reinsurance contract.

Contracts that do not give rise to a significant transfer of insurance risk to the reinsurer are considered financial reinsurance and are accounted for and disclosed in a manner consistent with financial instruments (see note 31 for further details).

For the year ended 31 December	2013	2012
	£m	£m
At 1 January	3,153	3,213
Premiums	595	602
Claims	(688)	(680)
Other movements(i)	(223)	18
At 31 December	2,837	3,153

(i)
Other movements include changes in economic and non-economic assumptions.

No significant gain or loss arose on reinsurance contracts incepted in the year.

Included in the carrying values above, £2,565 million (2012: £2,849 million) is expected to be recovered more than 12 months after the reporting date.

22.  Deferred tax assets and liabilities

Deferred tax is the tax expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. This is accounted for using the balance sheet liability method and the amount of deferred tax provided is based on the expected manner of realisation or settlement of the

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

carrying amount of the assets and liabilities. The tax rates used are the rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable future profits will be available against which deductible temporary differences, being the carry forward of excess tax expenses and tax losses, can be utilised.

Deferred taxation is not recognised on the initial recognition of goodwill or an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

a)    Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	2013			2012
As at 31 December	Assets	Liabilities	Net	Assets	Liabilities	Net
	£m	£m	£m	£m	£m	£m
Property and equipment	12	—	12	31	—	31
AVIF	—	(693)	(693)	—	(849)	(849)
Other intangible assets	—	(35)	(35)	—	(60)	(60)
Unrealised gains on investments	—	(581)	(581)	—	(279)	(279)
Employee benefits	38	—	38	5	—	5
Deferred acquisition costs	—	(14)	(14)	—	(42)	(42)
Tax value of recognised tax losses	389	—	389	339	—	339
Short-term temporary differences	—	(96)	(96)	—	(38)	(38)
Deferred tax assets/(liabilities)	439	(1,419)	(980)	375	(1,268)	(893)
Offset of deferred tax (liabilities)/assets	(439)	439	—	(375)	375	—
Net deferred tax liabilities	—	(980)	(980)	—	(893)	(893)

At 31 December 2013, all of the deferred tax assets above (2012: £375 million) can be offset against deferred tax liabilities and are presented net in the consolidated statement of financial position.

b)    Movement in deferred tax assets and liabilities

For the year ended 31 December 2013	At 1 January 2013	Recognised in income	Recognised in other comprehensive income	Foreign exchange	At 31 December 2013
	£m	£m	£m	£m	£m
Property and equipment	31	(20)	—	1	12
AVIF(i)	(849)	159	—	(3)	(693)
Other intangible assets	(60)	26	—	(1)	(35)
Unrealised gains on investments	(279)	(302)	—	—	(581)
Employee benefits	5	(3)	36	—	38
Deferred acquisition costs	(42)	28	—	—	(14)
Tax value of recognised tax losses	339	50	—	—	389
Short-term temporary differences	(38)	(58)	—	—	(96)
Net deferred tax (liabilities)/assets	(893)	(120)	36	(3)	(980)

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

For the year ended 31 December 2012	At 1 January 2012	Recognised in income	Recognised in other comprehensive income	Foreign exchange	At 31 December 2012
	£m	£m	£m	£m	£m
Property and equipment	32	(1)	—	—	31
AVIF(i)	(995)	142	—	4	(849)
Other intangible assets	(82)	22	—	—	(60)
Unrealised gains on investments	(215)	(64)	—	—	(279)
Employee benefits	10	(12)	7	—	5
Deferred acquisition costs	(25)	(17)	—	—	(42)
Tax value of recognised tax losses	467	(128)	—	—	339
Short-term temporary differences	(64)	26	—	—	(38)
Net deferred tax (liabilities)/assets	(872)	(32)	7	4	(893)

(i)
Deferred tax liabilities on AVIF are being amortised in line with the run-off of the underlying assets.

c)    Unrecognised deferred tax assets and liabilities

As at 31 December 2013, the Group has unrecognised tax losses of £34 million (2012: £87 million) to carry forward against future taxable profits or capital gains. Of the £34 million losses, £26 million (2012: £50 million) are trading losses and the remaining £8 million are capital losses (2012: £37 million). Neither of these losses have expiry dates.

No deferred tax assets have been recognised on these losses as there is currently no convincing evidence that the future profits or capital gains will be available against which the losses can be utilised.

23.  Insurance and other receivables

Insurance and other receivables are recognised when due and measured on initial recognition at the fair value of the amount receivable plus incremental costs. Subsequent to initial recognition, these receivables are measured at amortised cost using the effective interest rate method.

As at 31 December	2013	2012
	£m	£m
Receivables arising out of direct insurance operations:
—policyholders	91	81
—agents, brokers and intermediaries	36	33
Investment income receivables	132	108
Investments sold for subsequent settlement	103	195
Prepayments and accrued income	527	528
Other receivables	211	180
Total insurance and other receivables	1,100	1,125

Of the carrying value above, £39 million (2012: £78 million) is expected to be recovered more than 12 months after the reporting date. The carrying value of each item approximates fair value.

24.  Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Where bank overdrafts with a right of set off are repayable on demand and form an integral part of cash management, such overdrafts are also included as a component of cash and cash equivalents.

As at 31 December	2013	2012
	£m	£m
Bank and cash balances	5,008	4,944
Short-term deposits	4,682	4,505
Total cash and cash equivalents	9,690	9,449

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

The Group holds the following balances of cash and cash equivalents that are not available for use by shareholders:

As at 31 December	2013	2012
	£m	£m
OEICs	85	153
Long-term funds	7,426	7,047
Total cash and cash equivalents not available for use by shareholders	7,511	7,200

25.  Terms and conditions of insurance and investment contracts

The main types of insurance and investment contracts that the Group currently has in-force are life assurance and pensions. These contracts may include guarantees and options.

a)    Life assurance

Protection business (other than whole life products): these insurance contracts consist mainly of regular premium term assurance, critical illness and income protection products, which pay out a fixed amount (the sum assured) on ill health or death. The premium rate is usually guaranteed for the lifetime of the contract. For most policies this payout will be a single amount, whereas income protection products provide a regular income upon incapacity either for the length of illness or to the end of the contract if earlier, depending on the specific policyholder terms. Most contracts have no surrender value.

Endowments and whole life products:    these insurance contracts both provide benefits upon death or, in the case of endowments, at a preset maturity date if earlier. These policies usually have a surrender value. The amount payable on death is subject to a guaranteed minimum amount. The maturity value usually depends on the investment performance of the underlying assets. For with-profits business, it is underpinned by a minimum guarantee, which may be increased by the addition of bonuses.

Single premium bonds:    these are unit-linked or unitised with-profits investment contracts that have no maturity date. On death, the amount paid is 100%-105% of the value of the units. On surrender the value of units is paid, sometimes in the first few years less a surrender penalty. For some contracts sold by Lombard a fixed exit penalty is applied to all surrenders, regardless of the length of time the policy has been in-force. For with- profits contracts a final bonus may be payable on death or surrender, or if markets are depressed a market value reduction may be applied to surrender values.

b)    Pensions

Individual and group pensions:    these contracts generally provide a cash sum at retirement. If death occurs before retirement, they generally return the value of the fund accumulated or in some cases premiums paid are returned. Contracts with guaranteed cash and annuity options (see below) are defined as insurance contracts but in the absence of these guarantees products are normally defined as investment contracts.

Annuities in payment:    these insurance contracts are typically single premium products which provide for a regular payment to the policyholder whilst they and/or their spouse are still alive. Payments are generally either fixed or increased each year at a specified rate or in line with the rate of inflation. Most contracts guarantee an income for a minimum period usually of five years, irrespective of death.

Guarantees and options

The main guarantees and options included within the Group's insurance contracts are set out below. The majority of these arise within Friends Life FP With Profits Fund ("FP WPF"), Friends Life FPLAL With Profits Fund ("FPLAL WPF"), Friends Life FLC New With Profits Fund ("FLC New WPF"), Friends Life

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

FLC Old With Profits Fund ("FLC Old WPF"), Friends Life FLAS With Profits Fund ("FLAS WPF"), Friends Life WL With Profits Fund ("WL WPF") and OLAB:

•
guaranteed cash and annuity options: most conventional deferred annuity contracts have benefit options expressed in terms of cash and annuity payments with a guaranteed conversion rate, allowing the policyholder the option of taking the more valuable of the two at retirement;

•
guarantees in respect of bonus additions: bonuses added to with-profits policies increase the guaranteed minimum benefit that policyholders are entitled to at maturity. These are set at a level that takes account of expected market fluctuations, such that the cost of the guarantee is generally met by the investment performance of the assets backing the policyholder liability. However in circumstances where there has been a significant fall in investment markets, the guaranteed maturity benefits may exceed asset shares and these guarantees become valuable to the policyholder. Also, for unitised with-profits policies, it is guaranteed that the value of units will not fall provided the policy is held until maturity or another guaranteed date, and for some older product classes, the value of units rises at a minimum guaranteed rate;

•
guaranteed surrender bases: certain older products have a guaranteed basis for calculating surrender values. In all these cases the basis includes an element of final bonus which can be reduced or taken away. The effect of the guaranteed surrender basis is to extend the guarantee in respect of bonus additions so that they apply over an extended period and not just at the maturity date;

•
guaranteed minimum pensions: certain policies secured by transfer values from pension schemes provide a guarantee that the pension at retirement will not be less than the Guaranteed Minimum Pension ("GMP") accrued as a result of contracting out of the State Earnings Related Pension Scheme or State Second Pension; and

•
guaranteed return of premiums: certain pension contracts including OLAB contracts provide a guarantee for the return of premiums at maturity date. For some contracts the guarantee continues to apply when policies are paid up.

26.  Insurance contracts

Contracts under which the Group accepts significant insurance risk from another party (the policyholder), by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder, are classified as insurance contracts. Under IFRS 4: Insurance contracts, insurance risk is risk other than financial risk. Financial risk is the risk of a possible future change in one or more of: a specified interest rate, security price, commodity price, foreign exchange rate, index of price or rates, a credit rating or credit index or other variable. Insurance contracts may also transfer some financial risk.

Once a policyholder contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period. As a general guideline, the Group defines as significant insurance risk the possibility of having to pay benefits on the occurrence of an insured event that are more than 5% greater than the benefits payable if the insured event did not occur.

For UK operations, insurance contract liabilities are calculated based on the relevant Prudential Regulation Authority ("PRA") rules contained in the Prudential Sourcebook for Insurers. For overseas operations, insurance contract liabilities are calculated on recognised actuarial principles, based on local regulatory requirements.

For the conventional with-profits policies, the liabilities to policyholders include both declared and constructive obligations for future bonuses not yet declared (excluding the shareholders' share of future bonuses) and include the cost of options and guarantees measured on a market consistent basis. The basis of calculation does not recognise deferred acquisition costs, but allows for future profits of non-profit and unit-linked business written in the with-profits fund to be recognised.

The calculation of liabilities to policyholders for non-profit contracts includes explicit allowance for future expenses and allows for lapses where appropriate.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

The value of unit-linked insurance contract liabilities includes provision for tax losses in the unit-linked funds whose benefit will ultimately accrue to policyholders.

The Group applies shadow accounting in relation to certain insurance contract liabilities, which are supported by owner-occupied properties and overseas subsidiaries, on which unrealised gains and losses are recognised in the statement of other comprehensive income. Adjustments are made to the insurance contract provisions to reflect the movements that would have arisen if the unrealised gains and losses had been recognised in the income statement. The corresponding change in the value of these insurance contract liabilities is recognised in the consolidated statement of comprehensive income.

The Group carries out an annual liability adequacy test on its insurance contract liabilities less related deferred acquisition costs and other related intangible assets to ensure that the carrying amount of its liabilities is sufficient in light of estimated future cash flows. Where a shortfall is identified, an additional provision is made.

a)    Changes in insurance contract liabilities

The following table shows the movements in insurance contract liabilities in the year:

For the year ended 31 December	2013	2012
	£m	£m
At 1 January	37,232	37,264
Increase in liability from premiums	1,607	1,556
Release of liability due to recorded claims	(4,191)	(3,829)
Unwinding of discount	488	343
Change in assumptions:
—Economic	(398)	558
—Non-economic	(66)	(25)
Other movements including net investment return	(82)	1,365
At 31 December	34,590	37,232

Included in the carrying amount above is £29,931 million (2012: £32,266 million) which is expected to be settled more than 12 months after the reporting date.

During 2012, the long-term business of FLAS, the majority of the long-term business of FLC and the ownership of FAL were transferred to FLL under the provisions of Part VII of the Financial Services and Markets Act 2000. During 2013, the majority of the long-term business of FLWL was transferred to FLL, with the remaining long-term business in FLC and FLWL being transferred to FLPL.

A liability adequacy test was carried out at portfolio level and resulted in no additional provision in 2013 (2012: £nil).

It should be noted that changes in the financial assets backing the liabilities are typically largely offset by corresponding changes in the economic assumptions. In addition, assumption changes on with-profits contracts will result in changes in the unallocated surplus, and not in retained earnings.

b)    Method used for reserving for both insurance contracts and investment contracts with DPF

The liability for insurance contracts and investment contracts with DPF is calculated on the basis of recognised actuarial methods, having due regard to actuarial principles and best practice, including compliance with the PRA's rules contained in the Prudential Sourcebook.

The principal method of actuarial valuation of liabilities arising under long-term insurance contracts is the gross premium method which involves the discounting of projected income (e.g. premiums and annual management charges) and charges (e.g. claims and expenses). It includes explicit assumptions for valuation interest rates, mortality and morbidity, persistency and future expenses. The assumptions used can vary by contract type and reflect current and expected future experience. Note 26 includes details of mortality tables, valuation interest rates and lapse rate assumptions by class of business.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

For unit-linked insurance contracts and some unitised with-profits business, the liabilities are valued by adding a non-unit reserve to the bid value of units. The non-unit reserve is based on non-unit cash flows, assuming future premiums cease, unless it is more onerous to assume that they continue. In circumstances where the resultant future income is greater than charges (i.e. negative liabilities), credit can only be taken in circumstances where penalties exist to recover this income on surrender of the policy.

For the UK non-linked business, where the discounted value of future income is greater than the discounted value of future charges at a policy level (i.e. negative liabilities), credit can be taken to the extent that it offsets policies with positive liabilities within the same broad product group. For overseas business, negative liabilities are limited to zero at a policy level.

The valuation of with-profits business uses the realistic basis in accordance with FRS 27: Life assurance. The realistic valuation includes an assessment of the cost of any future options and guarantees, anticipated future and regular bonuses and future profits on non-participating business written in the with-profits fund. The valuation excludes amounts attributable to shareholders in respect of future bonuses. In calculating the realistic liability, account is taken of the future management actions consistent with those set out in the Principles and Practices of Financial Management ("PPFM").

Calculations are generally made on an individual policy basis; however in addition there are some global provisions which are calculated using statistical or mathematical methods. The results are expected to be approximately the same as if the individual insurance/investment contract liability was calculated for each contract.

c)    Options and guarantees

Options and guarantees are features of life assurance and pensions contracts that confer potentially valuable benefits to policyholders. They are not unique to with-profits funds and can arise in non-participating funds. They can expose an insurance company to two types of risk: insurance (such as mortality/morbidity) and financial (such as market prices/interest rates). The value of an option or guarantee comprises two elements: the intrinsic value and the time value. The intrinsic value is the amount that would be payable if the option or guarantee was exercised immediately. The time value is the additional value that reflects the possibility of the intrinsic value increasing in the future, before the expiry of the option or guarantee. Under PRA rules all options and guarantees must be valued and included in policyholder liabilities.

For funds within the PRA's realistic capital methodology, options and guarantees are valued on a market consistent basis that takes into account both the time value and the intrinsic value of the options and guarantees.

All material options and guarantees are valued stochastically and included in the liabilities. There are two main types of guarantees and options within the with-profits funds: maturity guarantees and guaranteed annuity options, and in addition, a return of premium guarantee for OLAB. Maturity guarantees are in respect of conventional with-profits business and unitised with-profits business and represent the sum assured and reversionary bonuses declared to date. For certain with-profits pension policies there are options guaranteeing the rates at which annuities can be purchased. OLAB return of premium guarantees relate to a guarantee to repay all premiums paid to maturity.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

The cost of the maturity guarantees, guaranteed annuity options and return of premium guarantees have been calculated as:

		31 December 2013	31 December 2012
		£m	£m
Maturity guarantees	FP WPF	192	362
	FLC New WPF	250	332
	FLC Old WPF	62	84
	FLAS WPF	209	264
	WL WPF	81	103
Guaranteed annuity options	FP WPF	495	583
	FLC New WPF	127	210
	FLC Old WPF	46	71
	FLAS WPF	84	116
	WL WPF	5	8
Return of premium guarantee	OLAB	60	72

d)    Year end assumptions

i)     Economic assumptions

Details regarding the economic assumptions used in the stochastic model for the valuation of with-profits policyholder liabilities are set out below.

The cost of with-profits guarantees is most sensitive to the assumed volatility of future returns on asset shares, the level of future interest rates and the rates of discontinuance on these policies. The guarantee cost in respect of guaranteed annuity options is most sensitive to the level of future interest rates, future mortality rates, assumed rates of discontinuance and early retirements, and the assumptions relating to the exercise of the tax free cash option on these policies. The cost of OLAB return of premium guarantees is most sensitive to the assumed volatility of future investment returns on unit funds, the level of future interest rates and the rates of discontinuance on these policies. Further details on these assumptions are provided below.

The cost of the with-profits guarantees and OLAB return of premium guarantee is assessed using a market consistent stochastic model as the economic scenario generator (produced by Moody's Analytics) and is calculated using 2,000 simulations.

The with-profits guarantees model is calibrated using the gilt risk-free curve assuming interest rates of between 0.4% and 3.8% per annum and implied volatilities in the market as shown in the following disclosures. The OLAB return of premium guarantee model is calibrated using the Euro swap curve assuming interest rates of between 0.2% and 3.5% per annum and implied volatilities as shown in the following disclosures.

Swaption implied volatilities—FP WPF, FPLAL WPF, FLC New WPF, FLC Old WPF, FLAS WPF and WL WPF

Option term

	31 December 2013 swap term
	10 years	15 years	20 years	25 years
UK Sterling
10 years	18%	17%	16%	15%
15 years	19%	18%	17%	16%
20 years	17%	16%	15%	14%
25 years	16%	15%	14%	13%

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Option term

	31 December 2012 swap term
	10 years	15 years	20 years	25 years
UK Sterling
10 years	18%	17%	16%	15%
15 years	18%	17%	16%	16%
20 years	16%	16%	15%	15%
25 years	16%	16%	16%	15%

Swaption implied volatilities—OLAB

Option term

	31 December 2013 swap term
	10 years	15 years	20 years	25 years
Euro
10 years	23%	22%	21%	20%
15 years	25%	23%	22%	20%
20 years	22%	20%	19%	18%
25 years	21%	19%	18%	16%

Option term

	31 December 2012 swap term
	10 years	15 years	20 years	25 years
Euro
10 years	24%	24%	23%	20%
15 years	27%	26%	24%	20%
20 years	26%	24%	21%	17%
25 years	23%	20%	18%	15%

For equity capital return and property total return, implied volatilities are shown in the table below:

FP WPF, FPLAL WPF, FLC New WPF, FLC Old WPF, FLAS WPF and WL WPF

Option term

	31 December 2013		31 December 2012
	Equities	Property	Equities	Property
5 years	19%	15%	24%	15%
10 years	22%	15%	26%	15%
15 years	24%	15%	27%	15%

OLAB

Option term

	31 December 2013		31 December 2012
	Equities	Property	Equities	Property
5 years	20%	n/a	25%	n/a
10 years	21%	n/a	25%	n/a
15 years	21%	n/a	25%	n/a

The cost of with-profits guarantees also depends on management actions that would be taken under various scenarios. For WL WPF and FP WPF, the regular bonus rate is set each year such that, by maturity, guaranteed benefits are targeted as a predefined proportion of asset share, leaving the

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

remaining portion of the asset share to be paid as a final bonus. This management action is in line with the Company's PPFM.

For FLAS WPF, FLC Old WPF and FLC New WPF, the regular bonus rates are derived from the gross redemption yields on gilts with deductions for guaranteed interest rates, tax, expenses, shareholder transfers and a contingency margin. The remaining portion of the asset share is paid as a final bonus. This management action is in line with the Company's PPFM.

The guarantee cost in respect of guaranteed annuity options is assessed using a market consistent stochastic model and values both the current level of the guaranteed annuity rate benefit (allowing for future improvements in annuitant mortality) and the time value due to uncertainty in future interest rates. The guarantee cost in each scenario is the value of the excess annuity benefit provided by the options, relative to an annuity purchased in the open market. In estimating the future open market annuity rate, the model allows for stochastic variation in interest rates and for future mortality improvements. The stochastic interest rate assumption reflects that implied by current market interest rate derivative prices. Future annuitant mortality within the FLL with-profits balance sheet has been derived from the premium basis at which annuities can be purchased from FLPL, which allows for future mortality improvements.

The guarantee cost in respect of premium guarantees is assessed using a market consistent stochastic model and values both the current level of the guarantee and the time value due to uncertainty in future unit growth. The guarantee cost in each scenario is the value of the excess benefit provided by the guarantee relative to the projected unit fund at maturity, including future contractual premiums. In estimating the projected fund at maturity, the model allows for stochastic variation in equity and cash values.

ii)    Non-economic assumptions

The provision for insurance contracts and investment contracts with DPF liabilities is sensitive to the principal assumptions in respect of mortality, morbidity and maintenance expenses, persistency and guaranteed annuity option take-up rates, although the relative sensitivity will vary depending on the insurance or investment contract.

Long-term estimates of future mortality and morbidity assumptions are based on standard tables wherever possible but adjusted to reflect the Group's own experience. Expense assumptions are based on recent experience for FLL. Within FLL and FLPL, there are provisions for future expenses to cover the expected level of servicing fees payable to Friends Life Services Limited ("FLSL") under the management services agreement, fees payable to investment managers and further amounts in respect of other expenses.

Experience investigations for mortality, morbidity, persistency, guaranteed annuity option take-up rates and maintenance expenses are performed at least annually for major product classes. Where industry analysis indicates that changes in expected future mortality, morbidity or other assumptions mean that claim costs are likely to rise in the future, then this is taken into account in the liability calculation.

Generally, no benefit is taken in regulatory reserves where industry analysis indicates that future trends are likely to reduce claim costs in the future. However, for FLC New WPF, FLC Old WPF and FLAS WPF, the benefit from a prudent view of expected future mortality improvements is taken on non-profit protection business in the realistic balance sheet. Improving mortality has been assumed when valuing annuities. Also, deteriorating morbidity has been assumed when valuing some critical illness business. Assumptions, for policies other than with-profits, are generally intended to be a prudent estimate of future experience.

The guaranteed annuity options and OLAB return of premium cost also depend upon other factors such as policy discontinuance and for guaranteed annuity options, the take up rate for the options. The factors are based on recent experience adjusted to reflect industry benchmarks and to anticipate trends in policyholder behaviour. A summary of the key assumptions is as follows:

Policy discontinuances: lapse, early retirement and paid-up rates vary by policy type and period and have been based on recent experience.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Policy lapses and paid up rates are generally in the ranges shown below:

FP WPF

	2013% pa	2012% pa
Pensions—lapses	1 to 9	1 to 9
Life—lapses	4.5 to 18	3 to 15
Mortgage endowments—lapses	3 to 4	3 to 4
With-profits bonds—lapses	9	9
Pensions—paid-up	4 to 17	4 to 17
Life—paid-up	0.5 to 2	0.5 to 2

FLC New WPF

	2013% pa	2012% pa
Pensions—lapses	4 to 10	4 to 11.5
Life—lapses	4 to 8	3 to 8
Mortgage endowments—lapses	1 to 6.5	1 to 6.5
With-profits bonds—lapses	6.25 to 8.5	7.5 to 8.5
Pensions—paid-up	4 to 12	4.5 to 12
Life—paid-up	0.5 to 2	0.5 to 2

FLC Old WPF

	2013% pa	2012% pa
Pensions—lapses	4 to 10	4 to 11.5
Life—lapses	4 to 8	3 to 8
Mortgage endowments—lapses	1 to 6.5	1 to 6.5
With-profits bonds—lapses	6.25 to 8.5	7.5 to 8.5
Pensions—paid-up	4 to 12	4.5 to 12
Life—paid-up	0.5 to 2	0.5 to 2

FLAS WPF

	2013% pa	2012% pa
Pensions—lapses	6.5 to 11	6 to 10
Life—lapses	4.5 to 12	4.5 to 12
Mortgage endowments—lapses	1 to 6.5	1 to 6.5
With-profits bonds—lapses	6.25 to 8.25	7.5 to 8.5
Pensions—paid-up	4.5 to 12.5	5 to 12
Life—paid-up	1 to 2	1 to 2

WL WPF

	2013% pa	2012% pa
Pensions—lapses	3 to 8	3 to 8
Life—lapses	3 to 8	3 to 8
Mortgage endowments—lapses	2 to 8	2 to 8
With-profits bonds—lapses	5 to 9	5 to 9

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

FPLAL WPF

	2013% pa	2012% pa
Whole of Life—lapses	2.5 to 3.5	3.5
Whole of Life—paid up	5	5

OLAB

	2013% pa	2012% pa
Pensions—lapses	2 to 12	2.5 to 10
Pensions—paid up	2.5 to 12	0 to 9

Early retirement rates vary by age band and policy type and are set based on recent experience.

Tax free cash option:    where a guaranteed annuity option is more valuable than the cash equivalent it is assumed that 5% to 27% (2012: 5% to 30%) of the benefit of the option is taken tax-free depending on the type of business. This is based on recent experience.

There are also guarantees and options in respect of some of the other life assurance business within the Group, but these are not considered to be material to the Group's future cash flows. In addition, they have largely been matched with suitable assets and there is no material exposure to market or interest rate changes. Provisions have been established using deterministic scenarios based on prudent assumptions.

e)    Valuation interest rates

As explained above, with-profits business within FLL is valued in accordance with the PRA's realistic reporting regime.

Valuation interest rates for other than conventional with-profits business are shown in the table below.

	Company	Class of Business	2013%	2012%
Life	FLL	Endowment and Whole Life in non-profit funds	2.50	1.80
		Protection	2.50	1.80
		Endowment and Whole Life in with-profits funds	2.60	2.30
	ex-FLC	Over 50 Plan in non-profit funds	1.95	1.45
		Over 50 Plan in with-profits funds	2.35	1.40
		Additional life reserves	1.95	1.45
		Other conventional life in non-profit funds	1.95	1.45
		Other conventional life in with-profits funds	1.95	1.40
		Life annuities from FLAS	2.85	1.80
		Unit-linked life	1.95	1.45
	ex-FLAS	Conventional life	3.00	1.95
		Unit-linked life	3.00	1.95
	ex-FLWL	With-profits fund immediate annuities	2.15	1.60
		Life (other)	2.45	2.15
		Non-profit fund life	2.00	1.35
	FPIL	International Protector	3.20	2.20
Income Protection	FLL	Income Protection	2.60	1.70
	ex-FLC	Permanent Health Insurance	2.40	1.80
Pensions	FLL	Annuities in payment	3.76	3.25 to 3.27
		Protection	3.10	2.20
		Individual and Group pensions in non-profit funds	3.20	2.20
		Individual and Group pensions in with-profits funds	3.30	2.80
	ex-FLC	Unit-linked pensions	2.40	1.80
		Conventional pensions in non-profit funds	2.40	1.80
		Conventional pensions in with-profits funds	3.40	1.80
		WPAD ring-fenced funds	3.65	n/a
		Additional pensions reserves	2.40	1.80

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Company	Class of Business	2013%	2012%
ex-FLAS	Conventional pensions	3.80	2.70
	Unit-linked pensions	3.80	2.45
FAL	Ex-FLC annuities reinsured December 2007	3.45	2.90
	Ex-FLAS annuities reinsured July 2009	3.55	2.95
	Ex-FLC index-linked annuities reinsured December 2007	0.15	(0.60)
	Ex-FLAS index-linked annuities reinsured July 2009	0.10	(0.85)
ex-FLWL	With-profits fund pensions (immediate annuities)	2.70	2.00
	Non-profit fund pensions (immediate annuities)	3.65	3.05
	Non-profit fund pensions (other)	2.50	1.70
	With-profits fund with-profits business deferred	2.60	1.80
	With-profits fund with-profits business other	3.10	2.65

Within FLL certain products can have positive or negative reserves. The interest rate used for these products depends on which is more onerous.

	31 December 2013		31 December 2012
	Positive reserves	Negative reserves	Positive reserves	Negative reserves
	%	%	%	%
FLL	2.00	4.40	1.30	3.30
ex-FLC non-CIC	1.45	2.45	0.95	1.95
ex-FLC CIC	1.90	2.90	1.30	2.30
f)     Mortality, morbidity and lapse rates

Insurance contract liabilities allow for mortality and morbidity risk by making assumptions about the proportion of policyholders who die or become sick. Allowance for future mortality has been made using the following percentages of the standard published tables below:

		31 December 2013	31 December 2012
Term assurances—FLL	Smoker male	82.5% TMS00(5)	83% TMS00(5)
	Smoker female	71.5% TFS00(5)	77% TFS00(5)
	Non-smoker male	82.5% TMN00(5)	88% TMN00(5)
	Non-smoker female	71.5% TFN00(5)	72% TFN00(5)
Term assurances—ex-FLC/ex-FLAS	Smoker male	82.5% TMS00(5)	90% TMS00(5)
	Smoker female	71.5% TFS00(5)	84% TFS00(5)
	Non-smoker male	82.5% TMN00(5)	96% TMN00(5)
	Non-smoker female	71.5% TFN00(5)	78% TFN00(5)
Term assurance—ex-FLWL	Smoker male	114% TM92ult(i)	126% TM92ult(i)
	Smoker female	114% TF92ult(i)	108% TF92ult(i)
	Non-smoker male	66% TM92ult(i)	66% TM92ult(i)
	Non-smoker female	60% TF92ult(i)	66% TF92ult(i)
Term assurance—FPIL	Smoker male	180% HKA01	180% HKA01
	Smoker female	210% HKA01	210% HKA01
	Non-smoker male	97.5% HKA01	97.5% HKA01
	Non-smoker female	97.5% HKA01	97.5% HKA01
Critical illness	FLL	CIBT02(ii)	CIBT02(ii)
Critical illness	ex-FLC/ex-FLAS	CIBT02(iii)	CIBT02(iii)
Other life assurances	FLL	120% AM/FC00ult	120% AM/FC00ult
Other life assurances	ex-FLC/ex-FLAS male	140% AMC00	140% AMC00
	ex-FLC/ex-FLAS female	125% AFC00	125% AFC00
Unitised policies	Life—FLL	130% AM/FC00ult	130% AM/FC00ult
	Other—FLL	110% AM/FC00ult	110% AM/FC00ult
Unitised policies	Life/Other—ex-FLC/ex-FLAS male	102.5% AMC00ult	102.5% AMC00ult
	Life/Other—ex-FLC/ex-FLAS female	100% AFC00ult	100% AFC00ult
Pensions	FLL/FLPL male	65% AMC00ult	65% AMC00ult
	FLL/FLPL female	55% AMFC00ult	55% AMFC00ult
	ex-FLC/ex-FLAS male	90.91% A67/70ult—1	90.91% A67/70ult—1
	ex-FLC/ex-FLAS female	90.91% AF80ult—1	90.91% AF80ult—1

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

		31 December 2013	31 December 2012
Individual income protection	FLL	60% AM/F80ult(iv)	60% AM/F80ult(iv)
	ex-FLC/ex-FLAS	100% AM/AF92(iv)	100% AM/AF92(iv)
Annuities in payment	FLL/FLPL individual annuities	PCMA/PCFA00(v)	PCMA/PCFA00(v)
	FLL/FLPL group annuities	PCMA/PCFA00(v)	PCMA/PCFA00(v)
	ex-FLC/FAL pension annuities male	96.6% PCMA00(vi)	92% PCMA00(vi)
	ex-FLC/FAL pension annuities female	98.9% PCFA00(vi)	87.4% PCFA00(vi)
	ex-FLAS pension annuities male	89.7% PCMA00(vi)	89.7% PCMA00(vi)
	ex-FLAS pension annuities female	92% PCFA00(vi)	92% PCFA00(vi)
Immediate annuities—ex-FLWL	Male	98.9% PCMA00(vi)	98.9% PCMA00(vi)
	Female	98.9% PCFA00(vi)	98.9% PCFA00(vi)

(i)
Aids loading at 1/3 of the R6A standard requirement applied to reserving basis.

(ii)
The percentages of the table used differ by sex and smoker status. CIBT02 has been adjusted to allow for a select period as follows: Year 1: 80% of CIBT02; Year 2: 95% of CIBT02; Year 3+: I00% of CIBT02. Future deterioration in morbidity is allowed for by assuming claim rates increase by 1.25% per annum and 1.5% per annum for males and females respectively.

(iii)
The percentages of the table used differ by sex, smoker status and sales group. Future deterioration in morbidity is allowed for by assuming claim rates increase by:

a)
0.75% per annum and 1.50% per annum for males and females respectively for standalone critical illness

b)
0.50% per annum and 1.00% per annum for males and females respectively for accelerated critical illness

(iv)
Individual income protection sickness and recovery rates are based on percentages of CMIR 12 (male and female) published tables. Rates differentiate by smoker status, deferred period and occupational class.

(v)
Age related percentages of the mortality tables are used.

(vi)
Future improvements in mortality are based on the CMI's core model CMI-2011 with a long-term rate of 2%.

For protection business, lapse rates are based on recent experience with a prudent margin.

In determining liabilities for with-profits business, it is assumed that a proportion of policies is discontinued (surrendered, lapsed or converted paid-up) in each future year. The relevant rates vary by product and duration.

g)    Apportionment of surplus between shareholders and with-profits policyholders

Shareholders are entitled to 100% of surplus emerging from companies within the Group, with the exception of surplus emerging in the with-profits funds.

The Group has six with-profits funds of which only FP WPF is open to new business and five (FLC New WPF, FLC Old WPF, WL WPF, FPLAL WPF and FLAS WPF) are closed to new business.

Shareholders are entitled to one-ninth of the cost of bonuses added to policies, except for:

•
within the FP WPF, surplus arising on pre-demutualisation non-profit and unitised business (excluding the investment element) arises within the with-profits fund but assets of the with-profits fund equal to 60% of the surplus arising are transferred to shareholders;

•
within the FP WPF, post demutualisation policyholders are only entitled to surplus from the return on their investments; other sources of surplus are wholly-owned by shareholders including policies written by FPLAL and FLPL, where the investment element is reinsured to the FP WPF;

•
within the FPLAL WPF, policyholders are entitled to all the surplus of that fund. In addition, FLL has a closed unitised with-profits fund. Shareholders are entitled to all profits from the unitised with-profits fund other than investment profits, which are wholly-owned by with-profits policyholders. The investment element of the contract is wholly reinsured to the FP WPF;

•
certain unitised with-profits policies in FLL which are written in the non-profit fund and reassured to the WL WPF; and

•
certain policies in FLC New WPF and FLC Old WPF with guaranteed bonus rates, where the shareholders do not receive one-ninth of guaranteed bonuses.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

The effect of the fund structure is that investment risk, in respect of assets backing with-profits policies is largely borne by policyholders; shareholders bear 10% of the investment risk from conventional with-profits policies, other than within the FPLAL WPF.

Expense risk is borne by shareholders, other than within the FPLAL WPF. Increases to expenses that can be charged to the WL WPF are capped in line with RPI.

27.  Investment contracts

Policyholder contracts not considered insurance contracts under IFRS 4 are classified as investment contracts. Contracts classified as investment contracts are either unit-linked or contracts with DPF with no significant insurance risk. The latter are mainly unitised with-profits contracts.

Investment contracts are financial liabilities designated on initial recognition at fair value through profit or loss, when one of the following criteria is satisfied:

•
it eliminates or significantly reduces an accounting mismatch with corresponding assets which are managed on a fair value basis.

•
it contains or may contain an embedded derivative.

A unit-linked contract is recognised at fair value through profit or loss and is calculated as the number of units allocated to policyholders in each of the unit-linked funds multiplied by the bid price of the units which reflects the fair value of the assets in the fund at the balance sheet date. In addition to this the fair value of the investment contract liability includes a provision for tax losses in the unit-linked funds whose benefit will ultimately accrue to the policyholders. Provision is made for renewal commissions at the inception of an investment contract as intermediaries are not required to perform any service once the policy is incepted. Non-unit reserves, relating primarily to deferral of front end fees in the form of unfunded units, are also included as an investment contract liability and recognised as income on a straight-line basis over the period in which services are rendered.

Investment contracts with DPF held within the with-profits funds (which are mainly unitised with-profits contracts) are measured on a basis that is consistent with a measurement basis for insurance contracts held within these funds.

Movement in investment contract liabilities are shown in the table below.

For the year ended 31 December	2013	2012
	£m	£m
At 1 January	78,184	75,191
Premiums	5,956	7,724
Claims	(8,472)	(8,224)
Investment return, annual management charges and other expenses	7,356	4,032
Foreign exchange adjustments	478	(539)
At 31 December	83,502	78,184
Analysed as follows:
Unit-linked contracts	72,682	67,428
Policies with DPF	8,991	9,543
Other non-unit reserves	1,829	1,213
Total investments contract liabilities	83,502	78,184

None of the movement in liabilities is attributable to changes in credit risk of the liabilities. Investment return of £6,900 million (2012: £5,052 million) is included within the income statement arising from movements in investment contract liabilities.

Included in the carrying amount above, £72,814 million (2012: £68,587 million) is expected to be settled more than 12 months after the reporting date.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

28.  Unallocated surplus

The unallocated surplus in the with-profits funds is presented as a liability and comprises all amounts available for allocation, either to policyholders or to shareholders, the allocation of which has not been determined at the balance sheet date.

Insurance and investment contract liabilities within with-profits funds are measured on a realistic basis and therefore include amounts attributable in respect of future bonuses. Such amounts are estimated in accordance with the published Principles and Practices of Financial Management and represent a constructive obligation. The realistic liabilities include an estimate of the fair value of policyholder options and guarantees. The unallocated surplus within the with-profits funds represents the excess of assets of the fund relative to the realistic liabilities and other current liabilities not included within the realistic liability measurement. The unallocated surplus can be considered to represent the working capital of the funds and includes a part which represents the value of future transfers to shareholders from the with-profits funds.

	2013	2012
	£m	£m
At 31 December	627	656

29.  Capital

a)    Overview

The Group manages its capital resources on both regulatory and economic capital bases, focusing primarily on capital efficiency and the ease with which cash and capital resources can be transferred between entities.

The capital management objectives are:

•
to maintain capital resources for life operations at the greater of the capital resources requirement ("CRR") as required by local solvency rules and CRR as required by the local capital management policy;

•
to hold capital resources for RSL that meet a minimum of 150% (2012: 150%) of the Group CRR (excluding the with-profits insurance capital component ("WPICC");

•
to maintain financial strength within the Group and regulated entities sufficient to support new business growth targets, and to satisfy the requirements of the policyholders, regulators and stakeholders including rating agencies;

•
to retain financial flexibility by maintaining strong liquidity to cover expected and unexpected events, which includes access to an undrawn facility with a consortium of banks;

•
to manage the with-profits business of the Group in accordance with agreed risk appetites and all statutory requirements; and

•
to ensure that transfers from long-term business funds and dividends from entities that support the cash generation requirements of the Group are balanced with the need to maintain appropriate capital within the Group and regulated entities.

The operations of the Group are subject to regulatory requirements within the countries where it operates. Such regulations specify that a minimum amount of required capital must be maintained at all times throughout the financial year.

Under PRA rules, the UK life operations are also required to perform a private individual capital assessment ("ICA") of the economic capital required to mitigate the risk of insolvency to a minimum of a 99.5% confidence level over a one year period. The PRA review the ICA and may impose additional capital requirements by way of individual capital guidance ("ICG").

In addition to the regulatory requirements for individual life operations, the Group must comply with the requirements of the Insurance Groups Directive. Following the governance changes made in April 2013

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Resolution Limited is now deemed to be the ultimate EEA parent undertaking of the Group and as such the insurance groups capital adequacy ("IGCA") requirements are now monitored at the RSL level.

An internal reorganisation has taken place during the year with the objective of realising capital and operating synergies in the Friends Life group. In this regard, the following business transfers have taken place in the period under the provisions of Part VII of the Financial Services and Markets Act 2000 (the "2013 Scheme"):

•
all of the long-term business in FLC was transferred to FLPL; and

•
the majority of the long-term business of FLWL was transferred to FLL and its with-profits funds renamed as "Friends Life WL With Profits Fund" ("WL WPF"), the remaining long-term business of FLWL, being a small amount of non profit unit-linked pensions business, was transferred to FLPL.

The Part VII transfers took place on 28 December 2013 and FLC and FLWL remained authorised life companies at 31 December 2013.

The formal procedures for identifying and assessing risks that could affect the capital position of the Group are described in the risk management policies set out in note 30.

b)    Capital statement

The Group capital statement is set out below. It is based on local regulatory returns and incorporates the following:

•
a statement showing local basis capital resources and the related capital requirement. For UK life operations, the capital statement shows capital resources and regulatory capital resource requirements as specified by PRA rules. For overseas life operations, capital resources and requirements are calculated according to local regulatory requirements; and

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

•
a reconciliation from the local basis regulatory surpluses to the Resolution Limited group's estimated IGCA surplus, calculated in accordance with the valuation rules of the Insurance Groups Directive; and an analysis of policyholder liabilities on an IFRS basis.

As at 31 December 2013	Total UK with-profits funds	UK shareholder and non-profit funds	Overseas life operations	Total life operations	Other operations and consolidation adjustments	Total
	£m	£m	£m	£m	£m	£m
Outside long-term fund	—	74	133	207	3,361	3,568
Inside long-term fund	—	1,627	34	1,661	—	1,661
	—	1,701	167	1,868	3,361	5,229
Other qualifying capital
Preference shares	—	300	—	300	(300)	—
Innovative tier one capital (STICS)	—	511	—	511	(23)	488
Subordinated debt	—	847	—	847	162	1,009
Unallocated surplus	627	—	—	627	—	627
	627	3,359	167	4,153	3,200	7,353
Regulatory adjustments
Assets	6	(1,295)	(49)	(1,338)	(3,016)	(4,354)
Liabilities	4,913	59	47	5,019	657	5,676
Available capital resources	5,546	2,123	165	7,834	841	8,675
Capital requirement
UK realistic basis	4,959	—	—	4,959	—	4,959
Other regulatory bases	—	765	73	838	24	862
	4,959	765	73	5,797	24	5,821
Local basis capital resources over capital requirement						2,854
IGCA valuation adjustments
Restricted assets(i) and shareholders capital support of the with-profits funds						(616)
Other						(2)
Estimated IGCA surplus						2,236
Analysis of policyholders' liabilities
With-profits	17,614	—	131	17,745	—	17,745
Unit-linked	251	53,621	27,272	81,144	—	81,144
Non-participating and other non-unit reserves	5,198	12,809	1,196	19,203	—	19,203
Total policyholder liabilities	23,063	66,430	28,599	118,092	—	118,092

(i)
Long-term fund surplus capital over and above capital requirements is excluded from capital resources on an IGCA basis.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

UK with-profits funds

As at 31 December 2013	FP WPF	FPLAL WPF	FLC New WPF	FLC Old WPF	FLAS WPF	WL WPF	Total
	£m	£m	£m	£m	£m	£m	£m
Other qualifying capital
Unallocated surplus	155	3	200	62	193	14	627
Regulatory adjustments
Assets	6	—	—	—	—	—	6
Liabilities	1,487	41	1,506	446	1,353	80	4,913
Available capital resources	1,648	44	1,706	508	1,546	94	5,546
Capital requirement
UK realistic basis	1,366	44	1,584	467	1,398	100	4,959
Local basis capital resources over capital resources requirement							587
Analysis of policyholders' liabilities
With-profits	7,277	137	4,797	1,282	3,591	530	17,614
Unit-linked	29	—	—	—	45	177	251
Non-participating and other non-unit reserves	2,235	104	806	139	1,831	83	5,198
Total	9,541	241	5,603	1,421	5,467	790	23,063

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

The excess of capital requirements over available capital resources of WL WPF is covered by available capital resources of UK shareholder and non-profit funds.

As at 31 December 2012	Total UK with- profits funds	UK shareholder and non- profit funds	Overseas life operations	Total life operations	Restated other operations and consolidation adjustments(i)	Restated Total
	£m	£m	£m	£m	£m	£m
Shareholders' equity
Outside long-term fund	—	46	110	156	3,451	3,607
Inside long-term fund	—	1,717	53	1,770	—	1,770
	—	1,763	163	1,926	3,451	5,377
Other qualifying capital
Preference shares	—	300	—	300	(300)	—
Innovative tier one capital (STICS)	—	511	—	511	(23)	488
Subordinated debt	—	854	1	855	162	1,017
Unallocated surplus	656	—	—	656	—	656
	656	3,428	164	4,248	3,290	7,538
Regulatory adjustments
Assets	(33)	(1,468)	(15)	(1,516)	(3,413)	(4,929)
Liabilities	4,200	119	43	4,362	862	5,224
Available capital resources	4,823	2,079	192	7,094	739	7,833
Capital requirement
UK realistic basis	4,386	—	—	4,386	—	4,386
Other regulatory bases	—	687	88	775	24	799
	4,386	687	88	5,161	24	5,185
Local basis capital resources over capital requirement						2,648
IGCA valuation adjustments
Restricted assets(ii) and shareholders capital support of the with-profits funds						(495)
Assets in excess of market risk and counterparty limits						1
IGCA surplus						2,154
Analysis of policyholders' liabilities
With-profits	18,703	—	146	18,849	—	18,849
Unit-linked	242	50,373	25,327	75,942	—	75,942
Non-participating and other non-unit reserves	7,984	11,427	1,214	20,625	—	20,625
Total policyholder liabilities	26,929	61,800	26,687	115,416	—	115,416

(i)
Following the governance changes made in April 2013 Resolution Limited is now deemed to be the ultimate EEA parent undertaking of the Group and as such the IGCA requirements are now monitored at the RSL level. Other operations and consolidation adjustments have been restated to show the 31 December 2012 IGCA surplus at the RSL level.

(ii)
Long-term fund surplus capital over and above capital requirements is excluded from capital resources on an IGCA basis.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

UK with-profits funds

As at 31 December 2012	FP WPF	FPLAL WPF	FLC New WPF	FLC Old WPF	FLAS WPF	WL WPF	Total
	£m	£m	£m	£m	£m	£m	£m
Other qualifying capital
Unallocated surplus	243	3	162	52	186	10	656
Regulatory adjustments
Assets	(14)	—	—	—	(1)	(18)	(33)
Liabilities	1,484	29	1,217	400	973	97	4,200
Available capital resources	1,713	32	1,379	452	1,158	89	4,823
Capital requirement
UK realistic basis	1,507	32	1,309	411	1,033	94	4,386
Local basis capital resources over capital requirement							437
Analysis of policyholders' liabilities
With-profits	8,202	155	4,840	1,344	3,641	521	18,703
Unit-linked	33	—	—	—	42	167	242
Non-participating and other non unit reserves	2,399	96	973	134	4,291	91	7,984
Total	10,634	251	5,813	1,478	7,974	779	26,929

Restrictions on availability of capital

The available capital in a regulated entity is generally subject to restrictions as to its availability to meet capital requirements elsewhere in the Group. The principal restrictions are:

UK with-profits funds

•
FP WPF: shareholders are entitled to one-ninth of the amount distributed to conventional with-profits policyholders in the form of bonuses. In addition, shareholders are entitled to 60% of the surplus arising in respect of the pre-demutualisation non-profit and unitised business written in the fund (excluding the investment element); the remaining 40% belongs to with-profits policyholders. Also, post-demutualisation policyholders are only entitled to surplus from the return on their investments; other sources of surplus are wholly owned by shareholders.

•
FPLAL WPF: the surplus in the closed with-profits fund may only be distributed to policyholders.

•
FLC New WPF, FLC Old WPF and FLAS WPF: shareholders are entitled to one ninth of the amount distributed to policyholders in the form of bonuses, with the following exception: certain policies in FLC WPFs with guaranteed bonus rates, where the shareholders do not receive one ninth of guaranteed bonuses.

•
WL WPF: shareholders are entitled to one ninth of the amount distributed to policyholders in the form of bonuses, with the following exception: where elements of the non-profit fund policies are invested in the WL WPF the shareholder receives the management charges in the non-profit fund.

Non-participating business

For non-participating business, surplus can generally be distributed to shareholders subject to meeting regulatory requirements and those of the 2013 scheme in relation to support arrangements for the with-profits funds in FLL as set out in the disclosures on intra-group capital arrangements in section d.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

c)    Movement in available capital

At 31 December 2013, total available capital resources in the life operations have increased during the year by £740 million to £7,834 million (2012: £255 million increase to £7,094 million), as shown below.

For the year ended 31 December 2013	UK Total with- profits funds	UK shareholders' and non- profit funds	Overseas life operations	Total life operations
	£m	£m	£m	£m
At 1 January 2013	4,823	2,079	192	7,094
Opening adjustment: divested business	—	—	(50)	(50)
New business strain	(17)	(48)	(76)	(141)
Expected existing business contribution	224	443	138	805
Experience variances and development costs	(266)	(54)	(1)	(321)
Operating assumption changes	59	69	(7)	121
Other operating items	3	107	(11)	99
Economic variance and other non-operating items	713	(17)	9	705
Other capital and dividend flows	7	(456)	(31)	(480)
Foreign exchange variances	—	—	2	2
At 31 December 2013	5,546	2,123	165	7,834

Analysis of with-profits funds

For the year ended 31 December 2013	FP WPF	FPLAL WPF	FLC New WPF	FLC Old WPF	FLAS WPF	WL WPF	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2013	1,710	33	1,382	451	1,157	90	4,823
New business strain	—	—	(2)	—	(15)	—	(17)
Expected existing business contribution	(2)	—	(18)	30	148	66	224
Experience variances and development costs	7	—	(217)	(118)	43	19	(266)
Operating assumption changes	(2)	1	53	7	1	(1)	59
Other operating items	(23)	—	(52)	(7)	85	—	3
Economic variance and other non-operating items	(42)	10	560	145	120	(80)	713
Other capital and dividend flows	—	—	—	—	7	—	7
At 31 December 2013	1,648	44	1,706	508	1,546	94	5,546

For the year ended 31 December 2012	UK Total with- profits funds	UK shareholders' and non- profit funds	Overseas life operations	Total life operations
	£m	£m	£m	£m
At 1 January 2012	4,230	2,432	177	6,839
New business strain	—	(75)	(113)	(188)
Expected existing business contribution	54	444	126	624
Experience variances and development costs	34	(55)	(33)	(54)
Operating assumption changes	7	7	(74)	(60)
Other operating items	(8)	50	(1)	41
Economic variance and other non-operating items	506	(79)	(15)	412
Other capital and dividend flows	—	(645)	128	(517)
Foreign exchange variances	—	—	(3)	(3)
At 31 December 2012	4,823	2,079	192	7,094

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Analysis of with-profits funds

For the year ended 31 December 2012	FP WPF	FPLAL WPF	FLC New WPF	FLC Old WPF	FLAS WPF	WL WPF	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	1,526	27	1,123	322	1,149	83	4,230
Expected existing business contribution	(71)	1	131	61	(68)	—	54
Experience variances and development costs	33	—	2	1	—	(2)	34
Operating assumption changes	1	—	6	1	(1)	—	7
Other capital and dividend flows	(8)	—	—	—	—	—	(8)
Economic variance and other non-operating items	229	5	120	66	77	9	506
At 31 December 2012	1,710	33	1,382	451	1,157	90	4,823

d)    Intra-group capital arrangements

There is a financing arrangement in the form of reinsurance of certain business written by FLAS which was transferred into FLC from Sun Life Pensions Management Limited ("SLPM") through a Part VII Scheme in 2007. Following the COP 2012 Part VII transfer this financing arrangement exists between the FLAS WPF and the FLL non-profit fund both of which are separate funds in FLL. During the year the total balance of the financing outstanding was repaid and as such the net amount of financing outstanding at 31 December 2013 was £nil (2012: £26 million).

FLL has guaranteed the £210 million (2012: £210 million) STICS issued in 2003 and the £268 million (2012: £268 million) STICS issued in 2005 by FPG, but now transferred to FLG. The FLG £162 million subordinated debt is also guaranteed by FLL.

On 21 April 2011, FLG issued a £500 million external Lower Tier 2 ("LT2") debt instrument with a coupon of 8.25% and a maturity of 2022. The £500 million external LT2 debt is guaranteed on a subordinated basis by FLL.

On 8 November 2012, the Group issued a US$575 million Upper Tier 2 ("UT2") reset perpetual subordinated debt instrument with a coupon of 7.875%, which is irrevocably guaranteed on a subordinated basis by FLL. A derivative instrument was entered into on 8 November 2012 to manage the risks associated with fluctuations in exchange rates on the issue of this debt.

Following the Part VII transfer of business from FLC and FLWL to FLL and FLPL, the requirement to retain the FLWL Segregated Sub-Fund to support the WL WPF and the other previously existing with-profits fund support arrangements have been incorporated into one FLL scheme such that, as at 31 December 2013, the FLL shareholder fund and non-profit fund are required to retain £1.2 billion of capital support assets. Of this, £0.7 billion needs to be held in the form of tangible assets which could be transferred to the various FLL with-profits funds on a temporary basis if necessary. As at 31 December 2013 £59 million (2012: £59 million) of these support assets have been temporarily transferred to the FP WPF in the form of a contingent loan.

In the case of a temporary transfer to the with-profits funds, assets and related investment income would remain attributable to the shareholders as they would be returned when they are no longer required to support the capital requirements of the with-profits funds, under the tests set out in the 2013 scheme. In the case of the FLC WPFs if all or part of the assets transferred were unlikely to be returned in the foreseeable future (taking into consideration the duration of the in-force with-profits policies), then the relevant part of the transfer would be designated permanent resulting in an income statement charge to the shareholders. Under the rules of the 2013 scheme a test must be performed once in every 12 month period and may result in a transfer being made to the with-profits funds. As at 31 December 2013 the transfer to the FLC WPFs was £nil (2012: £nil). In the case of the WL WPF should any transfer of the £15 million (2012: £18 million) support arrangement be made, it would be on a permanent basis and would result in an income statement charge to the shareholders.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

e)    Policyholder liabilities

The assumptions which have the greatest effect on policyholder liabilities (including options and guarantees) and the process used to determine those assumptions are summarised in note 26. The terms and conditions of options and guarantees relating to life assurance contracts are disclosed in note 25.

The sensitivity of policyholder liabilities to changes in market conditions and to key assumptions and other variables are disclosed in note 30.

30.  Risk management objectives and policies for mitigating risks

Overview

Risks to which the Group is exposed

The Group, in the course of doing business, is exposed to the following categories of risk:

•
financial risks: these are risks relating to the financial management of the business, the economy and other external events which result in the Group being unable to meet its financial obligations, and include market, credit, liquidity and insurance risks;

•
strategic risks: these are risks related to the Group's business strategy and decision making, and include risks associated with mergers and acquisitions activity and the composition of the Group's capital structure;

•
operational risks: these are risks of losses arising from inadequate or failed internal processes, personnel or systems, or from external events. Operational risks include regulatory, financial crime, people, legal, outsourcing, information technology and business protection risks; and

•
Group risks: these are risks of losses or reputational damage due to the activities of a Group member, including any business unit or subsidiary.

This note presents information about the Group's exposure to financial risks and the Group's preferences, policies and processes for measuring and managing these risks. The Group's risk preferences are approved by the Board and form part of the Group's Enterprise Risk Management framework. The Group policies outline the core principles to which the Group must adhere. The Group policy framework consists of nine Group policies, with a number of supporting control standards and detailed processes and procedures. The risks noted above form part of the Group Enterprise Risk Management Policy. Further quantitative disclosures are included throughout these consolidated financial statements.

a)    Quantitative risk exposure

The Group applies sensitivity and scenario tests to economic and experience assumptions to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. The sensitivity and scenario results are produced to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole, are exposed.

The Group's quantitative exposure to a range of financial risks can be illustrated in the MCEV sensitivity analysis, where the impacts of reasonably possible changes in risk variables are disclosed. The basis of preparation and limitations of the MCEV methodology are provided in the MCEV supplementary information.

Limitations of sensitivity analysis

The sensitivities assume that only the key assumption is changed while the other assumptions remain unchanged. The sensitivities do not take account of any correlation between the assumptions and other factors that may occur in reality. The sensitivities shown are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results. Other limitations in the sensitivities shown include the use of hypothetical market movements to demonstrate potential risks that only represent the

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

Life and pensions

The tables on the following page show the sensitivity of the embedded value for covered business and the contribution from new business to changes in assumptions at year end 2013 and 2012, split by UK and Heritage (including the Corporate business where relevant) and International (comprising of FPI and Lombard).

The sensitivities shown reflect movement in MCEV covered business only.

In calculating each sensitivity it is assumed that other future experience assumptions remain unchanged, except where changes in economic conditions directly affect them. Any changes in the assumptions underlying the statutory reserving calculations have no material impact on the MCEV sensitivities shown. For Heritage, Lombard and UK businesses statutory assumptions have not been

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

changed in applying the MCEV sensitivities, but for FPI the statutory assumptions have been changed to fit with regulatory requirements.

	Change in MCEV (net of tax)					Change in VNB (gross of tax)
2013 sensitivities	UK	Heritage	UK and Heritage	Int'l	Total	UK	Heritage	UK and Heritage	Int'l	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Base MCEV and VNB (per note 11 of the supplementary information)	1,418	2,435	3,853	1,201	5,054	184	(19)	165	39	204
Market and credit risk
100bps increase in reference rates	(21)	19	(2)	25	23	(3)	—	(3)	—	(3)
100bps reduction in reference rates	20	(6)	14	(32)	(18)	1	—	1	2	3
Removal of illiquidity premium for immediate annuities	(118)	(399)	(517)	—	(517)	(44)	—	(44)	—	(44)
10% decrease in equity/property capital values at the valuation date, without a corresponding fall/rise in dividend/rental yield	(48)	(149)	(197)	(62)	(259)	n/a	n/a	n/a	n/a	n/a
25% increase in equity and property volatility at the valuation date	—	(12)	(12)	(18)	(30)	n/a	n/a	n/a	n/a	n/a
25% increase in swaption implied volatility at the valuation date	—	(4)	(4)	—	(4)	n/a	n/a	n/a	n/a	n/a
100bps increase in corporate bond spreads(i)	(72)	(177)	(249)	(9)	(258)	(18)	—	(18)	—	(18)
100bps decrease in corporate bond spreads(i)	77	150	227	9	236	19	—	19	—	19
10% adverse movement in Sterling/overseas exchange rate(ii)	(7)	(25)	(32)	(78)	(110)	n/a	n/a	n/a	n/a	n/a
10% fall in value in unit-linked funds	(62)	(212)	(274)	(94)	(368)	n/a	n/a	n/a	n/a	n/a
100bps increase in expense inflation	(30)	(81)	(111)	(31)	(142)	(7)	—	(7)	—	(7)
100bps decrease in expense inflation	26	70	96	25	121	5	—	5	—	5
Insurance and other risk
Reduction to EU minimum capital or equivalent(iii)	9	42	51	—	51	2	—	2	—	2
10% proportionate reduction in maintenance expenses	30	59	89	45	134	8	—	8	4	12
10% proportionate reduction in lapse rates	36	58	94	45	139	14	—	14	5	19
10% reduction in paid-up rates	9	1	10	4	14	5	—	5	1	6
5% reduction in mortality and morbidity (excluding annuities):
Before reinsurance	27	47	74	12	86	8	—	8	—	8
After reinsurance	12	16	28	8	36	3	—	3	—	3
5% reduction in annuitant mortality/morbidity:
Before reinsurance	(17)	(129)	(146)	—	(146)	(3)	—	(3)	—	(3)
After reinsurance	(17)	(51)	(68)	—	(68)	(5)	—	(5)	—	(5)
Effect of end of period assumptions on VNB	n/a	n/a	n/a	n/a	n/a	(11)	—	(11)	(3)	(14)

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

	Change in MCEV (net of tax)			Change in VNB (gross of tax)
2012 sensitivities	UK and Heritage	Int'I(iv)	Total	UK and Heritage	Int'l(iv)	Total
	£m	£m	£m	£m	£m	£m
Base MCEV and VNB (per note 11 of the supplementary information)	3,696	1,227	4,923	144	50	194
Market and credit risk
100bps increase in reference rates	(53)	(3)	(56)	(6)	(2)	(8)
100bps reduction in reference rates	37	15	52	5	2	7
Removal of illiquidity premium for immediate annuities	(544)	—	(544)	(31)	—	(31)
10% decrease in equity/property capital values at the valuation date, without a corresponding fall/rise in dividend/rental yield	(181)	(60)	(241)	n/a	n/a	n/a
25% increase in equity and property volatility at the valuation date	(32)	—	(32)	n/a	n/a	n/a
25% increase in swaption implied volatility at the valuation date	(4)	—	(4)	n/a	n/a	n/a
100bps increase in corporate bond spreads(i)	(203)	(11)	(214)	(14)	—	(14)
100bps decrease in corporate bond spreads(i)	261	11	272	13	—	13
10% adverse movement in Sterling/overseas exchange rate(ii)	(30)	(92)	(122)	n/a	n/a	n/a
10% fall in value in unit-linked funds	(207)	(96)	(303)	n/a	n/a	n/a
100bps increase in expense inflation	(65)	(39)	(104)	(7)	(5)	(12)
100bps decrease in expense inflation	57	32	89	6	4	10
Insurance and other risk
Reduction to EU minimum capital or equivalent(iii)	40	—	40	2	—	2
10% proportionate reduction in maintenance expenses	109	50	159	8	8	16
10% proportionate reduction in lapse rates	83	49	132	13	5	18
10% reduction in paid-up rates	13	12	25	5	1	6
5% reduction in mortality and morbidity (excluding annuities):
Before reinsurance	79	12	91	10	4	14
After reinsurance	38	8	46	5	1	6
5% reduction in annuitant mortality/morbidity:
Before reinsurance	(132)	—	(132)	(4)	—	(4)
After reinsurance	(67)	—	(67)	(4)	—	(4)
Effect of end of period assumptions on VNB	n/a	n/a	n/a	4	(1)	3

Comparative figures for splits to the UK and Heritage operating segments for the year ended 31 December 2012 are not available and the costs to develop them would be excessive.

(i)
The corporate bond spread sensitivities of an increase/(decrease) of 100bps assume an increase/(decrease) in the illiquidity premium for immediate annuities of 40bps (2012: 40bps) for in-force business and 40bps (2012: 40bps) for the value of new business.

(ii)
Currency risk is expressed in terms of total overseas exposure; the Group's principal currency exposures other than Sterling are the Euro and US Dollar.

(iii)
Required capital is set at the greater of regulatory capital and requirements arising from internal capital management policies. In aggregate, the required capital is higher than the regulatory requirement by £812 million (2012: £886 million). This sensitivity shows the impact on embedded value and value of new business of using the lower regulatory capital requirement.

(iv)
The 2012 FPI embedded value included £43 million in respect of AmLife. This was sold on 4 January 2013 and consequently there is no sensitivity included in respect of AmLife in 2013.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

b)    Market risk

Overview

Market risk is defined within the Group as: "The risk that movement in market factors impacts adversely on the value of, or income from, shareholder or policyholder funds".

Market risk can be categorised into the following risk drivers which correspond to the sub-modules through which they are modelled within Friends Life's internal model. These are equity and property risk, interest rate risk, volatility risk and foreign exchange risk.

The RSL Board sets preferences for market risk for each of the different asset classes taking account of the risk appetite set by the Board. Consideration is given to the objectives of the asset pools to which they relate and the nature of the liabilities backed by those assets.

Shareholders' earnings are directly affected by market movements. For shareholder funds, the exposure will impact both the assets and associated liabilities. The Group manages market risk attaching to assets backing specific policyholder liabilities and to assets held to deliver income and gains for the shareholder. The principal objective for shareholder assets is to manage them so that they meet the capital requirements of the Group, and support its future strategic objectives.

Shareholders' earnings are further exposed to market risk to the extent that the income from policyholder funds is based on the value of financial assets held within those unit-linked or with-profits funds. Within the unit-linked funds and with-profits funds, the Group manages market risk so as to provide a return in line with the expectations of policyholders.

Market risk arises on guarantees and options offered on some of the Group's products. As described within the section on policyholder liabilities (see note 25 and 26), the Group is exposed to guarantees on bonus additions that become more valuable as investment values fall and where the cost of hedging increases. In addition, the Group is exposed to guaranteed cash and annuity options on certain pension policies that become more valuable as interest rates fall and where the cost of hedging increases.

Management of market risk

The following summarises the key actions undertaken by the Group to manage market risk:

The RSL Board has adopted a Group Enterprise Risk Management Policy, underpinned by the Market Risk Control Standard. The Market Risk Control Standard sets out how market risk should be managed within the Group. The Market Risk Control Standard is reviewed as part of the Group's annual review of policies.

The Market Risk Control Standard is further embedded in the business through the operation of investment limits. These specify the permitted asset classes for investment, the limits for exposures to asset classes including gilts and corporate bond exposures, cash exposures, derivative exposures, equity and other exposures, and also limits in relation to interest rate risk, inflation risk, foreign exchange risk, implied equity and interest rate volatility. The relevant limits are also reflected in investment guideline documents which are maintained for each fund.

To support the setting of investment limits, the Asset and Liability Management ("ALM") function is responsible for carrying out strategic asset allocation studies on each block of business within a three year life cycle. This review considers risk appetite, capital requirements and other metrics.

The Investment Oversight Committee, which is a Committee of the Board, oversees investment policy and strategy, which the Group controls primarily through the use of investment fund mandates. Day-to-day implementation of investment policy and strategy is managed predominantly by:

•
F&C in respect of some WPFs within FLL, non-profit and shareholder portfolios within FLL and FLPL as well as a proportion of the unit-linked business sold by FLL and FLPL.

•
AXA IM in respect of the FLC WPFs, FLAS WPF and WL WPF, non-profit, and shareholder portfolios within FLL and FLPL, as well as a proportion of the unit-linked business sold by FLL and FLPL, and the management of the Group's cash fund; and

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

•
FLI in respect of some WPFs within FLL, non-profit, and shareholder portfolios within FLL and FLPL, as well as the Group's collateral management.

Mandates are set for each fund within each of the insurance legal entities within the Group taking account of the relevant factors outlined above. Unit-linked funds are managed in line with their underlying objectives as set out in fund guidelines. The mandates seek to limit exposure to market risk by using some or all of the following mechanisms:

•
restrictions on the asset classes held; and

•
restrictions on the maximum exposure to any one issuer; and defined sector, country or regional limits.

Use of derivatives to manage market risk

FLI, F&C and AXA IM managed funds may hold derivatives to facilitate efficient portfolio management where their use is provided for in the relevant fund mandates. The types of derivatives held vary between investment mandates but may include both interest rate and equity derivatives. Currency forwards and other derivatives may also be held to manage currency risk, but only if permitted by individual fund mandates. The Group may seek to reduce investment risk by holding derivatives (without disproportionately increasing other types of risk).

Unit-linked funds may use derivatives for the purposes of efficient portfolio management and risk reduction in accordance with fund guidelines and marketing literature relevant to the funds.

In addition to the mandates, the Group undertakes a programme of asset/liability management. For example, in order to manage the impact of interest rate changes on profit, corporate bonds and gilts are held to match the duration, profile and cash flows of annuity and income protection policies.

In order to manage the exposure arising from guarantees and options, the Group has purchased a number of derivatives, including interest rate swaps, equity put options, currency forwards, inflation swaps, interest rate swaptions and equity futures to manage exposures to movements in equity prices or interest rates. Hedge accounting has not been applied to these derivatives, as movements in the fair value of these instruments will be offset by the movement in the valuation of the liability. As noted, the majority of these guarantees arise within the Group's with-profits funds and so any net fair value movement will be reflected in the unallocated surplus rather than within shareholders' funds. In addition, derivatives are used to manage guarantees in respect of non-profit business.

Additional information

The following provides additional information on the exposure to equity and property risk, foreign exchange risk, interest rate risk and volatility risk:

i)     Equity and property risk

Equity and property risk are accepted in accordance with agreed risk preferences in order to achieve the desired level of return from policyholder assets.

Asset allocation within the with-profits funds is actively managed with the proportion of property and equity backing asset shares monitored against target equity backing ratios ("EBR"). The target EBRs are 45% for the FP WPF pre-demutualisation business, 55% for the FP WPF post-demutualisation business, 60% for the FLC WPFs and 50% for the FLAS and WL WPFs. These target levels are unchanged from 31 December 2012. These ratios reflect the perceived risk preferences of the with-profits funds and are in line with the Group's commitment to fair treatment of all its customers and the published PPFM.

The proportion of equity and property backing asset shares in the FLAS WPF is managed on a basis which targets a stable proportion over time. This is also true in ex-FLWL for policies with equity participation, although as policies get close to maturity their allocation is moved towards short-term fixed interest investments, and thus the overall equity and property proportion is likely to fall over time. For the FLC WPFs, asset allocation varies for different policies depending on how close they are to maturity, and thus the overall equity and property proportion within the fund is expected to gradually reduce over time.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

For with-profits and unit-linked policies, the policyholders bear the majority of the investment risk and any change in asset values is matched by a broadly equivalent change in the realistic liability. For with-profits business, in very adverse circumstances shareholders may be obliged to provide additional support to these funds. In addition, for unit-linked business charges that are expressed as a percentage of fund values are impacted by movements in asset values and therefore falling values still have an adverse effect on shareholder earnings.

In some cases, the Group has issued policies containing return of premium guarantees and in severe adverse investment conditions these guarantees may become in the money, leading to shareholders bearing the investment risk associated with the policy.

In their decision-making on equity investments, F&C and AXA IM assess the extent of equity risk required or allowed by the fund as set out in the fund objectives and relative to defined performance benchmarks. The management of equity investments by non F&C and AXA IM fund managers is performed in accordance with the objectives of the fund as set out in policy contracts and marketing literature.

Throughout 2013 there has been no material exposure to equity risk within any of the shareholders' funds.

ii)    Foreign exchange risk

The Group is exposed to foreign exchange risk through its investment in foreign operations, fee income derived from financial instruments denominated in currencies other than its measurement currency (pounds Sterling), revenues receivable and payables due in foreign currency. Consequently, the Group is exposed to the risk that the exchange rate of its measurement currency relative to other currencies may change in a manner that has an adverse effect on the value of the Group's financial assets and liabilities. Derivative instruments are used to manage potential foreign exchange volatility in relation to foreign currency loans and borrowings; all other exchange rate risk is accepted as being within the Group's agreed risk preferences given the relative materiality of the exposure.

The net exposure to foreign exchange risk through investment in overseas equities is currently small, and exposure through debt securities is limited due to the restrictions through limits placed by investment mandates. For unit-linked contracts and with-profits policies (to the extent that currency risk on overseas equities held by the with-profits funds are only partially hedged), currency risk is borne by the policyholder. As noted above, the shareholder is subject to currency risk only to the extent that income from policyholder funds is based on the value of the financial assets held in those funds. The liability for non-linked insurance contracts in currencies other than Sterling is immaterial.

The Group announced on 8 November 2012 that FLG had completed an issuance of US$ 575 million reset perpetual subordinated notes, guaranteed by its principal subsidiary, FLL. The RSL Board agreed that the foreign exchange risk associated with the issuance was an unrewarded risk and as such the USD/GBP cash flows for the coupons and principal up until the first reset date in 2018 have been hedged.

iii)   Interest rate risk

The Group is exposed to fair value interest rate risk where changes to interest rates result in changes to fair values rather than cash flows, for example fixed interest rate loans and assets. Conversely, floating rate loans expose the Group to cash flow interest rate risk. The Group makes use of derivatives to manage interest rate risk. In the case of swaps the Group holds both:

•
receiver interest rate swaps (where fixed payments are received in return for floating payments being paid)—increases to interest rates increase cash flows payable and reduce fair value; and

•
payer interest rate swaps (where floating payments are received in return for fixed payments being paid)—reductions to interest rates reduce cash flows receivable and reduce fair value.

However both types of swaps are held in order to reduce the net asset/liability rate risk which would otherwise arise.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Bond-related performance benchmarks within fund mandates are generally set so that asset profiles broadly match liability profiles and hence the interest rate risk is minimised. However in FAL and in FLL, the FP, FPLAL, FLC, FLAS and WL with-profits funds assets have been invested intentionally in bonds with a shorter duration than the companies' liabilities. Interest rate swaps have then been put in place to reduce the reinvestment risk which would otherwise arise.

Day-to-day investment decisions around the management of interest rate risk and its impact on the value of the Group's investments are largely undertaken on behalf of the Group by the relevant investment manager, within the boundaries set by fund mandates. In its decision-making on gilt and corporate bond investments, the investment manager will assess the extent of interest rate risk allowed by the fund as set out in the fund objectives and relative to the defined performance benchmarks.

The ALM function is responsible for monitoring and managing net asset/liability interest rate risk across all of the businesses. From time to time the ALM function may propose changes to the fund mandates to reflect changes in interest rate risk preferences.

The Group may also be exposed to interest rate risk on its strategic investments, and on any debt issuance. As part of any proposal for strategic investment or debt capital raising, the interest rate risk to which the Group is exposed will be given careful consideration as one of the factors impacting on the final recommendation. Ultimate approval for any strategic investments or debt raising rests with the Board.

iv)    Volatility risk

The Group is exposed to the risk of loss or of adverse change in its financial position arising from changes in the market implied volatility used to value its realistic liabilities.

Swaptions and equity put options are held to mitigate interest rate volatility and implied equity volatility risk impacting the value of guarantees offered by the Group's insurance businesses.

c)    Credit risk

Credit risk includes the following seven elements:

•
investment credit risk—financial loss arising from a change in the value of an investment due to a rating downgrade, default, or widening of credit spread. Changes in credit spreads are also affected by the liquidity of the stock and market expectations in respect of whether any option embedded within it will be exercised, but since the liquidity and effects related to embedded options are usually closely related to credit risk, these risks are managed as credit risk;

•
derivative counterparty risk—financial loss arising from a derivative counterparty's default, or the deterioration of the derivative counterparty's financial position;

•
reinsurance counterparty risk—financial loss arising from a reinsurer's default, or the deterioration of the reinsurer's financial position;

•
deposit risk—financial loss arising from a deposit institution's default, or the deterioration of the deposit institution's financial position;

•
loan risk—financial loss arising from a debtor's inability to repay all, or part, of its loan obligations or the deterioration of the debtor's financial position;

•
country risk—financial loss arising from economic agents in a sovereign foreign country, including its government, being unable or unwilling to fulfil their international obligations due to a shortage of foreign exchange or another common reason such as currency inconvertibility; and

•
settlement risk—financial loss arising from the failure or substantial delay of an expected settlement in a transfer system to take place, due to a party other than the Group defaulting/not delivering on its settlement obligations.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

i)     Investment Credit risk

The Group's Life and Pensions business will take on investment credit risk when it is commensurate to do so in support of its financial objectives.

The Group is exposed to investment credit risk on its investment portfolio (in line with the Group's risk preferences), primarily from investments in corporate bonds and asset backed securities. Creditworthiness assessment for new and existing investments is largely undertaken on behalf of the Group by F&C, AXA IM and FLI. In their decision making, F&C, AXA IM or FLI (as appropriate), will assess the extent of investment credit risk allowed by each fund as set out in the fund mandates and relative to defined performance benchmarks.

The majority of the Group's corporate bond portfolio has a high credit rating (see subsequent tables in this note).

The Group has also looked to diversify and expand its assets backing the growing annuity portfolio. During 2013, the Group made a £75 million infrastructure investment in the Drax power station in North Yorkshire, illustrating where the Group has sourced investments with an explicit Treasury underpin and reduced the credit risk accompanying such infrastructure projects. The Group has also made subsequent infrastructure investments and investments in other illiquid asset classes, such as commercial real estate loans; awarding mandates to Metlife and Pramerica, respectively.

ii)    Derivative counterparty risk

Derivatives purchased over the counter have the potential to expose the Group to substantial credit risk but this risk is significantly reduced through collateral arrangements with counterparties. When transacting over the counter the Group endeavours only to transact derivatives with highly rated counterparties.

iii)   Reinsurance counterparty risk

The Group is exposed to reinsurance counterparty risk of three different types:

•
as a result of debts arising from claims made but not yet paid by the reinsurer;

•
from reinsurance premium payments made to the reinsurer in advance; and

•
as a result of reserves held by the reinsurer which would have to be met by the Group in the event of default.

In addition, there is potential for the Group's credit risk exposure to increase significantly under adverse insurance risk events, e.g. if one of the insurance companies within the Group received a large number of claims for which it needed to recover amounts from its reinsurers. In order to mitigate reinsurance counterparty risk, the Group gives consideration to the credit quality of a reinsurer before incepting a reinsurance treaty. To facilitate this process, a list of acceptable reinsurers is maintained.

iv)    Deposit risk

The Group is exposed to credit risk on the balances deposited with banks in the form of cash, certificates of deposit and money market instruments. Money market instruments issued by parties other than banks such as commercial paper are also covered under this heading. The primary risk is borrower quality; this is mitigated by limiting holdings in any one issuer.

In certain limited circumstances, Lombard is exposed to deposit risk:

•
of custodian banks relating to unit-linked policyholder cash positions; and

•
for cash amounts held on behalf of unit-linked policyholders for premium proceeds with respect to policies not yet issued, and withdrawal/surrenders/death claim proceeds not yet paid to beneficiaries.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

v)     Loan risk

Companies in the Group are exposed to loan risk in several different areas, the most material of which are:

•
loans to Independent Financial Advisors ("IFAs") as part of strategic investments;

•
other strategic loans;

•
loans to appointed representatives;

•
loans to brokers;

•
agency debt (including debt arising as a result of clawback of commission);

•
policyholder debt; and

•
rental income due.

In general, these quantitative credit exposures are relatively low but they can bear relatively high likelihoods of default.

vi)    Country risk

The Group is exposed to country risk in a number of key areas, the most significant of which is bonds issued by foreign governments in non-domestic currency. The mandates that govern all F&C, AXA IM and FLI managed funds restrict the purchase of foreign government bonds to only those that exceed a minimum level of creditworthiness.

The management of country risk on the creditworthiness of the investments is largely undertaken on behalf of the Group by F&C, AXA IM and FLI. Counterparties are assessed on an individual basis, including the counterparty's sensitivity to a sovereign debt crisis in its country of domicile.

vii)  Settlement risk

Settlement risk is a form of credit risk that arises at the settlement of a transaction, as a result of a counterparty failing to perform its obligations. The Group is exposed to settlement risk in the following key areas:

•
bank transfers, including foreign exchange transactions;

•
the purchase or sale of investments;

•
the purchase or sale of property;

•
the purchase, sale or expiry of exchange-traded derivatives or the transfer of periodic payments under these contracts; and

•
the settlement of derivative contracts.

Objectives in managing credit risk

To mitigate credit risk:

•
investment mandates for many funds will have a prescribed minimum credit rating of bonds that may be held and will generally prohibit investment in bonds of below specified minimum ratings, subject to some discretion where assets are downgraded. Investing in a diverse portfolio reduces the impact from individual companies defaulting;

•
counterparty limits are set for investments, cash deposits, foreign exchange trade exposure and stock lending;

•
all over-the-counter derivative transactions are covered by collateral, with minor exceptions;

•
the Group regularly reviews the financial security of its reinsurers; and

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

•
in some cases, derivatives are held to protect against the risk of credit default or internal hedge solutions have been implemented.

The exposure to individual counterparties is limited to specific percentages of total non-linked assets in the long-term fund, based on regulatory categorisation of counterparties.

Concentrations of credit risk might exist where the Group has significant exposure to a group of counterparties with similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions.

Lombard deposits cash amounts with custodian banks. The deposit risk is managed by diversification across a number of custodian banks, holdings via diversified monetary collective funds, longer-term balances being held in highly rated and/or state-backed custodian banks and via, in some cases, clients' acceptance of the risk in general policy conditions.

An indication of the Group's exposure to credit risk is the quality of the investments and counterparties with which it transacts. The Group is most exposed to credit risk on debt and other fixed income securities, derivative financial instruments, deposits with credit institutions, reinsurance arrangements and cash equivalents. Debt and other fixed income securities mainly comprise government bonds and corporate bonds. The Group monitors the quality of its corporate bonds and sovereign debt.

The following table gives an indication of the level of creditworthiness of those categories of assets which are neither past due nor impaired and are most exposed to credit risk using principally ratings prescribed by Standard & Poor's and Moody's. Assets held within unit-linked funds have been excluded from the table overleaf as the credit risk on these assets is borne by the policyholders rather than the shareholders. The carrying amount of assets included in the consolidated statement of financial position represents the maximum credit exposure.

As at 31 December 2013	AAA	AA	A	BBB	BB	B	Not rated	Total	Collateral held
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate bonds and loans at fair value	210	3,626	5,139	3,404	297	53	59	12,788	—
Asset-backed securities	1,395	825	1,326	498	47	29	4	4,124	—
Derivative financial instruments	—	30	149	—	—	—	20	199	46
Reinsurance assets	—	2,736	101	—	—	—	—	2,837	—
Cash and cash equivalents	3,460	555	754	21	—	—	117	4,907	—
Insurance and other receivables	30	118	120	106	6	1	80	461	—
Total	5,095	7,890	7,589	4,029	350	83	280	25,316	46
%	20%	31%	30%	16%	1%	1%	1%	100%

As at 31 December 2012	AAA	AA	A	BBB	BB	B	Not rated	Total	Collateral held
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate bonds and loans at fair value	1,037	3,043	5,035	2,945	417	44	44	12,565	—
Asset-backed securities	1,493	1,007	873	423	67	58	19	3,940	—
Derivative financial instruments	—	6	760	—	—	—	24	790	564
Reinsurance assets	—	3,021	131	—	—	—	1	3,153	—
Cash and cash equivalents	2,579	270	1,644	—	25	—	86	4,604	—
Insurance and other receivables	68	61	107	71	8	1	86	402	—
Total	5,177	7,408	8,550	3,439	517	103	260	25,454	564
%	20%	29%	34%	13%	2%	1%	1%	100%

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

The Group holds collateral in respect of over-the-counter derivatives. Such collateral held by the Group consists of gilts, non-Sterling government bonds and cash. Collateral is valued at bid price.

The direct exposure of the Group to government and corporate debt of Ireland, Portugal, Italy and Spain (being countries where the risk of credit default is perceived as higher) in shareholder and annuity funds at 31 December 2013 and 2012 is set out in the table below. There is no exposure to Greece. Where the Group holds securities issued by financial companies, it has considered the company's financial strength and the ability of the domicile government to provide financial support in the event of stress.

	2013			2012
As at 31 December	Govt. debt	Corporate debt	Total	Govt. debt	Corporate debt	Total
	£m	£m	£m	£m	£m	£m
Ireland	—	26	26	—	38	38
Portugal	—	6	6	—	5	5
Italy	10	100	110	7	145	152
Spain	3	80	83	—	146	146
Total	13	212	225	7	334	341

The following table shows the amounts of insurance receivables and loans that were impaired and the amounts of insurance receivables and loans that were not impaired but either past due or not past due at the end of the year. No other financial assets were either past due or impaired at the end of the year. However, some issuers of subordinated bonds in which the Group has holdings have suspended or announced that they intend to suspend the payment of coupons. Assets held in unit-linked funds have been excluded from the table.

	2013		2012
As at 31 December	Insurance receivables	Loans	Insurance receivables	Loans
Financial assets that are neither past due nor impaired	87.02%	100%	94.78%	100%
Financial assets that are past due:
0-3 months past due	5.38%		0.78%
3-6 months past due	1.98%		1.55%
6-12 months past due	1.11%		0.67%
Impaired financial assets for which provision is made	4.51%		2.22%
Total before provision for impairment (£m)	483	8	902	6

For the majority of over the counter derivative transactions undertaken by the Group, collateral is received from the counterparty if the sum of all contracts held with the counterparty is in-the-money (i.e. it is being valued as an asset). The Group has a legal right to this collateral if the counterparty does not meet its obligations but has no economic benefit from holding the assets and the counterparty may substitute at any time the collateral delivered for another asset of the same value and quality. It is repayable if the contract terminates or the contract's fair value falls. Contractual agreements between the Group and each counterparty exist to protect the interests of each party, taking into consideration minimum threshold, asset class of collateral pledged and the frequency of valuation. At 31 December 2013, the fair value of such collateral held was £46 million (2012: £564 million). No collateral has been sold or repledged (2012: £nil).

Reinsurance assets include an amount of £1,580 million (2012: £1,767 million) which relates to a reinsurance agreement with Swiss Reinsurance Company Ltd ("Swiss Re"), as set out in note 32. The asset is secured by a collateral arrangement with HSBC offering protection should any counterparty supporting the reinsurance agreement default. An Investment Management Agreement is in place between FLL and Swiss Re to govern the suitability of collateral assets. As at 31 December 2013, the value of such collateral was £1,609 million (2012: £1,783 million). During the year, novation activity was executed by the Heritage Division—as a result there is now greater financial security to both policyholders and shareholders.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

The value of the reinsurance and underlying collateral are reviewed annually to ensure that the future payments received from the loan note continue to match the best estimate liability cash flows.

d)    Liquidity risk

Liquidity risk is the risk that, any of the Group's undertakings are unable to realise investments and other assets in order to settle their financial obligations when they fall due or can secure them only at excessive cost.

The Group faces two key stakeholders of liquidity risk:

•
shareholder liquidity risk (liquidity within funds managed for the benefit of shareholders, including shareholders' interests in long-term funds); and

•
policyholder liquidity risk (liquidity within funds managed for the benefit of policyholders).

The Group will meet shareholder liquidity needs arising in a number of key areas. For example:

•
the ability to support the liquidity requirements arising from new business;

•
the capacity to maintain dividend payments/loan repayments and interest;

•
the ability to deal with the liquidity implications of strategic initiatives, such as merger and acquisition activity;

•
the capacity to provide financial support across the Group; and

•
the ability to fund its day-to-day cash flow requirements.

The overall objective of shareholder liquidity risk management is to ensure that there is sufficient liquidity over short (up to one year) and medium time horizons to meet the cash flow needs of the business.

For policyholder funds, liquidity needs arise from a number of potential areas, including:

•
a short-term mismatch between cash flows arising from assets, premium receipts and cash flow requirements of liabilities;

•
having to realise assets to meet liabilities during stressed market conditions;

•
investments in illiquid assets such as property and private placement debt;

•
higher than expected levels of lapses/surrenders caused by economic shock, adverse reputational issues or other events; and

•
higher than expected payments of claims on insurance contracts.

The overall objective of policyholder liquidity risk management is to ensure that sufficient liquid funds are available to meet cash flow requirements under all but the most extreme scenarios.

Liquidity risk is managed in the following way:

•
forecasts are prepared regularly to predict required liquidity levels over both the short and medium term;

•
a credit facility with a syndicate of banks exists to enable cash to be raised in a relatively short time-span;

•
credit risk of cash deposits is managed by applying counterparty limits and imposing restrictions over the credit ratings of third parties with whom cash is deposited;

•
assets of a suitable maturity and marketability are held to meet policyholder liabilities as they fall due; and

•
the implementation of temporary restrictions on the withdrawal of funds such as extension of the notice periods of switches and restrictions of withdrawals from property funds.

The Group benefits from a £250 million (2012: £500 million) multi-currency revolving credit facility with Barclays Bank plc, Royal Bank of Canada, HSBC Bank plc and The Royal Bank of Scotland plc, with Barclays Bank plc as agent, entered into on 24 June 2010 and amended on 10 May 2013. During 2013, the Group's risk appetite was reviewed against the liquidity profile of the business and the facility was

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

reduced on the basis that the Group would continue to hold sufficient liquidity to protect both policyholders and debt holders; shareholders would also benefit from a fee reduction on the facility. The borrower is now FLL (previously guarantor for FLG).

In addition, there has been no change to the terms of the agreement in the event of a change in control of the Group. The Group must notify the agent immediately and in this circumstance, the lenders are not obliged to fund utilisation and may notify the agent to cancel their commitments under the facility. This would have the effect of rendering all of their loans repayable within ten business days from the date of notice. As at the date of this report, the facility remains undrawn.

The following table details the undiscounted contractual net cash flows in respect of financial and insurance liabilities. Where contracts have a surrender value (i.e. the policy is theoretically payable on demand), the current surrender value is disclosed within the "within one year or payable on demand" column.

	Contractual undiscounted cash flows
Year ended 31 December 2013	Carrying value	Within 1 year or payable on demand	1 - 5 years	More than 5 years
	£m	£m	£m	£m
Non-derivative financial liabilities
Insurance contracts	34,590	20,321	3,252	15,880
Investment contracts	83,502	83,502	—	—
Loans and borrowings:(i)
—Principal	1,050	28	7	1,009
—Interest	—	89	379	192
Due to reinsurers	1,580	115	444	1,653
Net asset value attributable to unit-holders	621	621	—	—
Insurance payables and other payables	818	718	100	—
Derivative financial liabilities
Interest rate swaps	337	1	28	308
Inflation rate swaps	—	—	—	—
Futures backing equities	56	56	—	—
Credit default swaps	7	—	7	—
Cross-currency swaps	28	7	21	—
Futures—fixed-interest	1	1	—	—
Forward currency contracts	1	1	—	—

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

	Contractual undiscounted cash flows
Year ended 31 December 2012	Carrying value	Within 1 year or payable on demand	1 - 5 years	More than 5 years
	£m	£m	£m	£m
Non-derivative financial liabilities
Insurance contracts	37,232	20,564	3,535	15,895
Investment contracts	78,184	78,184	—	—
Loans and borrowings:(i)
—Principal	1,099	59	17	1,015
—Interest	—	50	200	145
Due to reinsurers	1,767	116	451	1,752
Net asset value attributable to unit-holders	754	754	—	—
Insurance payables and other payables	871	865	—	6
Derivative financial liabilities
Interest rate swaps	158	4	103	51
Inflation rate swaps	1	—	1	—
Futures backing equities	6	6	—	—
Credit default swaps	4	—	2	1
Cross-currency swaps	56	7	4	45
Futures—fixed-interest	1	1	—	—
Forward currency contracts	4	4	—	—

(i)
There is an option for the Friends Life Group plc US$575 UT2 reset perpetual subordinated debt to be repaid in November 2018 but there is no obligation to repay.

Amounts expected to be settled from the unallocated surplus are excluded from the analysis above as there is no contractual obligation to settle the liability. Of the carrying amount in the consolidated statement of financial position in respect of the unallocated surplus, £584 million (2012: £577 million) is expected to be settled more than 12 months after the reporting date.

e)    Insurance risk

Insurance risk includes the following areas:

•
mortality risk—risk of loss arising due to policyholder death experience being different from expectations; or for annuities, risk of annuitants living longer than expected (called annuity longevity risk);

•
morbidity risk—risk of loss arising due to policyholder health experience being different from expectations;

•
persistency risk—risk of loss arising from lapse experience being different from expectations;

•
expense risk—risk of loss due to expense experience being different from expectations; and

•
option risk—risk of loss arising from experience of take up of options and guarantees being different from expectations.

The Group's Life and Pensions business actively pursues mortality risk, longevity risk and morbidity risk in those areas where it believes it has a competitive advantage in managing these risks to generate shareholder value (without compromising the interests of policyholders, and the need to treat customers fairly). Persistency risk and expense risk are taken on when it is deemed financially beneficial for the organisation to do so, or where the taking of these risks is in support of the Group's strategic objectives.

Underpinning the Group's management of insurance risk is:

•
adherence to an approved underwriting policy that takes into account the level of risk that the Group is prepared to accept;

•
controls around the development of products and their pricing;

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

•
regular analysis of actual mortality, morbidity and lapse experience which feeds into the development of products and policies. If the analysis changes expectations of future liability cash flows, periodic adjustments are made to asset cash flows to maintain the asset/liability match; and

•
monitoring concentration of risk using a variety of risk monitoring tools, involving scenario testing and sensitivity analysis of the Group's capital and profitability metrics, including MCEV, IGCA and Group economic capital. MCEV sensitivity analysis is provided in section (a) of this note.

Risks in excess of agreed underwriting limits may be reinsured. The Group's Reinsurance Strategy outlines the instances when reinsurance arrangements should be entered into or amended. With any reinsurance arrangement, the Group's objective is to undertake this in the most cost-effective manner and work with reinsurers whose creditworthiness is deemed appropriate.

Substantially all insurance contracts, and the majority of the combined insurance and investment contract portfolio, are written in the UK and so results are sensitive to changes in the UK insurance market and tax regime. Otherwise the Group sells a diverse range of products to a diverse group of people.

i)     Mortality and morbidity risk

Life assurance

Most insurance policies other than annuities and deferred annuity policies include life assurance. When pricing policies, an assumption is made as to the likelihood of death during the policy term and this assumption is reviewed as part of the annual valuation of policies. To the extent that actual mortality experience is worse than that anticipated in pricing (and subsequently in the insurance liability valuation) a loss will be made. The risk is greater for those policies such as term assurance where the maturity or surrender benefit is small in relation to the death benefit. Other policies which have a savings element, such as endowment assurance, have significant liabilities relating to the maturity benefit, particularly as the policy approaches maturity. Contractual terms for unit-linked and unitised with-profits products include provision for increases in mortality charges.

Critical illness

The Group writes a number of critical illness policies that pay out in the event of a policyholder's ill-health. As for life assurance, the amount payable on ill-health can be significantly higher than the amount payable if the policy is surrendered.

Income protection

The two main risks related to income protection are an increase in the frequency of claims (the inception rate) and an increase in the average length of the claim (a reduction in recovery rate). Most income protection policies are regular premium with the premium and cover fixed at inception. Some group policies allow premiums to be reviewed but the premium rates are usually guaranteed for two years.

Annuities

If annuitants live longer than expected on average, then profits will reduce. In most cases there is an initial guarantee period in which, in the event of death, annuity payments continue to be made to dependants or the policyholder's estate and many policies are written so that when the first life dies the benefit continues, often at a reduced level. These features tend to reduce the volatility of results to random fluctuations in experience but not the impact of a general increase in longevity.

Deferred annuities are subject to a similar risk from the impact of longevity, the only difference being that the risk of adverse impact is greater given that the annuity is payable further into the future.

Annuity risk was reduced through a reinsurance agreement with Swiss Re put in place in April 2007. The agreement covers annuity contracts written between July 2001 and December 2006 within FLPL. The Swiss Re agreement covers annuity contracts valued at £1,580 million at 31 December 2013 (2012: £1,767 million).

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Longevity risk within FAL and the FLL NPF has been reduced by reinsurance of the annuity business with external parties. The agreement reinsures 95% of the longevity risk in respect of £3 billion of annuity liabilities in FAL and a further £2 billion of annuity liabilities in the FLL NPF.

In 2013, there have been a number of initiatives, which have increased and will increase the Group's longevity exposure. The Heritage Division implemented the first reallocation of c. £2 billion of annuities from the with-profits funds to the shareholder funds. This mitigated some of the longevity risk within the with-profits funds, whilst transferring to the shareholder funds which are actively seeking these risks. The UK Division—Retirement Income saw success with the launch of the enhanced annuity proposition, and in the fourth quarter of 2013, Retirement Income also launched into the open market with the Friends lifestyle annuity.

ii)    Persistency and option risk

Persistency experience varies over time as well as from one type of contract to another. Factors that will cause lapse rates to vary over time include changes in investment performance of the assets underlying the contract where appropriate, regulatory changes that make alternative products more attractive (or incentivise advisors to be more or less active in recommending policyholders to switch provider), customer perceptions of the insurance industry in general and the Group in particular, and the general economic environment.

The valuation of the Group's guarantees and options is described in note 26. As stated in that note, the cost of guaranteed annuity options is dependent on decisions made by policyholders such as policy discontinuance and tax-free cash take-up. These assumptions are set by reference to recent experience.

iii)   Expense risk

Although under IFRS 4 expense risk is not a component of insurance risk, it is an important policy cash flow risk in the context of insurance and investment contracts.

The whole of the impact of changes in expense levels is borne by shareholders with the following exceptions:

•
the charges made to the FP WPFs for managing policies are due to be reviewed in 2014 to reflect market rates at that time. Pre demutualisation with-profits policyholders will bear the impact of any resulting changes to charges;

•
FPLAL WPF closed fund with-profits policyholders bear the full expense risk for the fund; and

•
FLC WPFs, FLAS WPF and WL WPF have a fee agreement with FLSL, under which increased expenses may be passed on to the funds provided independent review of the proposed expenses shows they are in line with market rates.

Contractual terms for unit-linked and unitised with-profits products include provision for increases in charges. Certain expenses such as fees and commissions are fixed at the time a contract is written.

The Group follows a heavily outsourced operating model which assists in the management of expense risk by ensuring the cost base allows for variable costs built into contractual assumptions. While such deals seek to deliver cost savings and greater certainty in relation to expenses, risks nevertheless remain that expense savings will not emerge as expected.

31.  Loans and borrowings

The Group classifies its loans and borrowings as financial liabilities carried at amortised cost. Borrowings are recognised initially at fair value, which is generally the cash consideration received, net of transaction costs incurred, and subsequently stated at amortised cost. The amortised cost of a financial liability is the amount at which the financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest rate method of any difference between that initial amount and the maturity amount.

Any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the income statement over the period of the borrowings, using the effective interest rate method.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Interest accrued on loans and borrowings is recognised under insurance payables, other payables and deferred income and not included in the carrying value of interest-bearing loans and borrowings.

The Group's loans and borrowings are as follows:

	Coupon %	2013	2012
		£m	£m
Subordinated liabilities:
Lombard undated subordinated loans	Various	—	1
Friends Life Group plc £162 million LT2 subordinated debt due 2021	12.00	178	181
Friends Life Group plc £500 million LT2 subordinated debt due 2022	8.25	497	496
Friends Life Group plc US$575 million UT2 reset perpetual subordinated debt	7.875	339	346
Financial reinsurance:
Lombard financial reinsurance treaties	Various	3	4
International financial reinsurance treaties	Various	28	57
Other:
Amounts owed to credit institutions (overdrafts)		5	14
Total loans and borrowings		1,050	1,099

Unless otherwise stated below, the carrying values of interest bearing loans and borrowings closely approximate fair value.

Subordinated liabilities

The FLG LT2 subordinated debt 2021 is irrevocably guaranteed on a subordinated basis by FLL. This debt is carried at amortised cost based on the fair value at the date of acquisition of Friends Provident by FLG. The fair value of this subordinated debt at 31 December 2013 is £210 million (2012: £215 million).

On 21 April 2011, FLG issued a £500 million LT2 subordinated debt instrument with a coupon of 8.25% and a maturity of 2022, which is irrevocably guaranteed on a subordinated basis by FLL. This debt is carried at amortised cost being £500 million principal less capitalised issue costs of £3 million (2012: £4 million). The fair value of this subordinated debt at 31 December 2013 is £550 million (2012: £554 million).

On 8 November 2012, FLG issued a US$575 million UT2 reset perpetual subordinated debt instrument with a coupon of 7.875%, which is irrevocably guaranteed on a subordinated basis by FLL. This debt is carried at amortised cost being the US$575 million principal translated at the effective exchange rate less capitalised issue costs of £8 million. The debt does not have a fixed repayment date but is callable in five years' time (initial call in November 2018) and on every subsequent interest payment date from the initial call date. With effect from the initial call date, and for so long as the debt is outstanding, the interest coupon will be reset every six years at a rate equal to the six year US dollar mid swap rate plus a margin of 6.828%. The fair value of this subordinated debt at 31 December 2013 is £378 million (2012: £378 million). A derivative instrument was entered into on 8 November 2012 to manage the risks associated with fluctuations in exchange rates on the issue of this debt.

Financial reinsurance

FLL has three financial reinsurance contracts with Munich Reinsurance Company UK Limited ("Munich Re") to finance new German unit-linked pensions business written in the years ended 31 December 2010, 2011 and 2012 respectively. The total amount owed to Munich Re under these financial reinsurance arrangements as at 31 December 2013 was £17 million (31 December 2012: £37 million).

During 2013, FPIL entered into a financial reinsurance agreement with Munich Re to finance new Rest of World Premier regular premium savings business written between 1 January 2013 and 31 December 2013 in certain territories. The total amount owed to Munich Re under this financial reinsurance agreement as at 31 December 2013 was £11 million (31 December 2012: £nil).

In 2012, FPIL entered into a financial reinsurance agreement with Munich Re to finance new Rest of World Premier regular premium savings business written between 1 January 2012 and 31 December 2012. The total amount owed to Munich Re under this financial reinsurance agreement as at 31 December 2013 was £nil (31 December 2012: £20 million).

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Other

Amounts owed to credit institutions (overdrafts) include £5 million (31 December 2012: £4 million) relating to credit balances held within OEICs that have been consolidated as the Group's holding is 50% or more. Such overdrafts are fully repayable out of the assets of the OEICs.

The Group benefits from a £250 million multi-currency revolving credit facility with Barclays Bank plc, Royal Bank of Canada, HSBC Bank plc and The Royal Bank of Scotland plc, with Barclays Bank plc as agent. The £250 million facility was entered into by FLL on 10 May 2013 and replaces the previous £500 million facility entered into by FLG. If a third party, who does not presently have control of FLG or FLL, acquires such control, FLL must notify the agent immediately. In this circumstance, the lenders are not obliged to fund utilisation and may notify the agent to cancel their commitments under the facility. This would have the effect of rendering all of their loans repayable within ten business days from the date of notice. As at the date of this report, the facility remains undrawn.

Total interest-bearing loans and borrowings are repayable as follows:

As at 31 December	2013	2012
	£m	£m
Within one year or on demand	31	61
Between one and two years	9	14
Between two and three years	2	8
Between three and four years	2	2
Between four and five years	2	2
In more than five years	1,004	1,012
Total loans and borrowings	1,050	1,099

Included in the carrying amount above, £1,019 million (2012: £1,038 million) is expected to be settled more than 12 months after the reporting date.

Total interest expense for financial liabilities not measured at fair value through profit or loss, which arises solely from interest-bearing loans and borrowings, is £95 million (2012: £92 million).

32.  Amounts due to reinsurers

The amounts due to reinsurers represent future reassurance premiums payable and are accounted for as a financial liability at fair value through profit or loss, thereby avoiding a mismatch with the assets backing the liability.

During April 2007, FLPL entered into a reinsurance treaty with Windsor Life Assurance Company Limited, a subsidiary of Swiss Re. The agreement, which took effect from 1 January 2007, reinsures the mortality and investment risk, but not expense risk, of 100% of FLPL's in-force post-demutualisation annuity books as at 31 December 2006. Business written after 31 December 2006 is not reinsured under the treaty. Reassurance premium payments are funded from the fixed return on an investment in a collateralised HSBC amortising note, purchased with a transfer of the assets previously backing the annuity policies.

Included in the carrying amount of £1,580 million (2012: £1,767 million) is £1,464 million (2012: £1,648 million) that is expected to be settled more than 12 months after the reporting date.

33.  Net asset value attributable to unit-holders

Open-ended investment companies ("OEICs") and unit trusts where the Group has a percentage holding in excess of 50% are consolidated under IAS 27: Consolidated and separate financial statements. Where the OEIC or unit trust qualifies as a special purpose vehicle, it is consolidated under SIC 12: Consolidation—special purpose entities as the Group obtains the majority of the benefits. In addition other investment vehicles such as limited partnerships where the Group obtains the majority of the benefits and is exposed to the majority of risks are consolidated under SIC 12. The units not owned by the Group are treated as a liability, as there is a contractual obligation to deliver cash, and presented as "net asset value attributable to unit-holders".

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

The movements in the value of third-party interests in open-ended investment companies and unit trusts that are consolidated by the Group are as follows:

For the year ended 31 December	2013	2012
	£m	£m
At 1 January	754	1,173
Share of total return in the year	89	118
Share of distributions in the year	(7)	(22)
Amount paid on issue of shares	194	409
Disposals	(156)	(515)
Amount received on cancellation of shares	(253)	(409)
At 31 December	621	754

The carrying value of the net asset value attributable to unit-holders approximates fair value.

34.  Provisions

A provision is recognised when the Group has a present legal or constructive obligation, as a result of a past event, which is likely to result in an outflow of resources and where a reliable estimate of the amount of the obligation can be made. If the effect is material, the provision is determined by discounting the expected future cash flows.

The Group recognises a provision for onerous contracts when the expected benefits to be derived from the contracts are less than the related unavoidable costs.

The format of the provisions note, including comparative information, has been revised to enhance the clarity of the disclosures.

For the year ended 31 December 2013	At 1 January	Charged in the period	Released in the period	Utilised in the period	At 31 December
	£m	£m	£m	£m	£m
Customer redress	114	63	(50)	(10)	117
Separation and integration	35	—	—	(33)	2
Outsourcing	32	—	—	(13)	19
ROL separation costs	14	1	—	(12)	3
Sesame lapses	19	25	—	(28)	16
Vacant property	11	4	—	(2)	13
Other	53	41	(21)	(16)	57
Total provisions	278	134	(71)	(114)	227

For the year ended 31 December 2012	At 1 January	Charged in the period	Released in the period	Utilised in the period	At 31 December
	£m	£m	£m	£m	£m
Customer redress	112	17	—	(15)	114
Separation and integration	18	28	—	(11)	35
Outsourcing	—	32	—	—	32
ROL separation costs	—	14	—	—	14
Sesame lapses	22	14	—	(17)	19
Vacant property	20	—	(4)	(5)	11
Other	56	33	(28)	(8)	53
Total provisions	228	138	(32)	(56)	278

Included in the carrying amount above, £43 million (2012: £147 million) is expected to be settled more than 12 months after the reporting date. Where provisions are held for the longer term, discounting is applied at a rate of 3% per annum, a net £nil (2012: £nil) is included within the charge for the year in respect of the unwind of discount and £nil (2012: £nil) relating to a change in the discount rate applied.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

a)    Customer redress

Provision for customer redress and associated costs includes:

•
provisions relating to aspects of the administration of defined benefit pension schemes, totalling £49 million (2012: £97million);

•
provision for expected costs of customer redress in relation to the SBG business, totalling £35 million (2012: £13 million). This includes the establishment of new provisions in the year of £16 million, largely in relation to a review of past pension transfer business, and a provision of £19 million (2012: £13 million) in relation to complaints and other past business reviews. Whilst SBG is liable for redress costs, it is estimated that £17 million will be recoverable from third parties. The provisions are best estimates, based on available information. The Group's review of the SBG business is continuing and there is considerable uncertainty with regards to potential additional adverse impacts; and

•
other redress provisions, totalling £33 million (2012: £4 million)

In addition to accounting provisions, an actuarial reserve of £2 million (2012: £3 million) is held in insurance contract liabilities in respect of estimated further payments.

Timing and amounts are uncertain, but the provisions are expected to be largely utilised within two years.

b)    Separation and integration costs

As part of the respective purchase agreements, the Group continues to incur various costs to separate the businesses purchased from AXA UK plc, Bupa Investments Limited and its parent, Bupa Finance plc, and to integrate the businesses within the Group. In addition to accounting provisions, an actuarial reserve of £nil (2012: £28 million) is held in insurance contract liabilities in respect of estimated further payments. The provisions are expected to be largely utilised within one year.

c)    Outsourcing

The outsourcing provision relates to committed costs of the Diligenta outsourcing agreement. The provision is expected to be utilised within two years.

d)    ROL separation costs

Provision of £14 million was made in 2012 for ROL transition costs. £10 million was in relation to the costs of transferring an operating agreement, under which the Company outsourced most of its operating functions, from ROL to the Group and the recognition of an onerous lease provision in respect of the ROL offices to be taken over by the Group. A further £4 million was provided for restructuring activities. The majority of this expenditure has been incurred in 2013 and the provision was increased by £1 million in the year to provide for additional onerous lease costs.

e)    Sesame lapses

This provision has been incurred in the ordinary course of business and is short term in nature, with full utilisation and reassessment on an annual basis.

f)     Vacant property

This provision has been incurred in the ordinary course of business and is expected to be largely utilised within four years.

g)    Other

Other relates to a number of minor provisions incurred in the ordinary course of business.

35.  Insurance payables, other payables and deferred income

Insurance and other payables are recognised when due and are measured on initial recognition at the fair value of the consideration payable. Subsequent to initial recognition, derivative contract liabilities are carried at fair value and other payables are measured at amortised cost using the effective interest rate method.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

Front-end fees charged at the inception of certain investment contracts are recognised as income over the expected term of the contract on a straight-line basis with the unrecognised amount at the end of the year presented as a liability.

As at 31 December	2013	2012
	£m	£m
Creditors arising out of direct insurance operations	104	73
Creditors arising out of reinsurance operations	72	84
Accruals and deferred income	204	186
Investments purchased for subsequent settlement	149	210
Deferred front-end fees	64	53
Derivative contracts	430	230
Other payables	289	321
Total insurance payables, other payables and deferred income	1,312	1,157

Included in the carrying amount above, £309 million (2012: £278 million) is expected to be settled more than 12 months after the reporting date.

All insurance payables, other payables and deferred income balances are carried at cost, which approximates to fair value, with the exception of derivative contract liabilities which are carried at fair value.

36.  Share capital

The authorised share capital of the Company is represented by an unlimited number of ordinary shares of no par value.

The Group uses the Employee Benefit Trust ("EBT") to purchase and hold shares of the Group for delivery to employees under various employee share schemes. Shares owned by the EBT are included at cost in the consolidated balance sheet and are shown as a deduction from shareholders' equity, until they vest to employees.

Incremental external costs which are directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds of the issue.

	2013		2012
Issued and fully paid	Number of shares	£m	Number of shares	£m
	(million)		(million)
Shares of no par value fully paid	1,417.5	4,223	1,418.1	4,225
Total at 31 December	1,417.5	4,223	1,418.1	4,225

	31 December 2013
Issued and fully paid	Number of shares	Share capital
	(million)	£m
Opening share capital	1,418.1	4,225
Increase in own shares held by the Group	(0.6)	(2)
Closing share capital	1,417.5	4,223

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

	31 December 2012
Issued and fully paid	Number of shares	Share capital
	(million)	£m
Opening share capital	1,376.2	4,135
Own shares held by the Group	(2.7)	(7)
Adjusted opening share capital	1,373.5	4,128
Shares issued in respect of scrip dividend (final 2011)	15.5	35
Shares issued in respect of scrip dividend (interim 2012)	26.4	55
Reduction in own shares held by the Group	2.7	7
Closing share capital	1,418.1	4,225

All ordinary shares in issue in the Company rank pari passu and carry the same voting rights and rights to receive dividends and other distributions declared or paid by the Company.

37.  Other reserves

Other reserves included in equity attributable to equity holders of the parent are as follows:

For the year ended 31 December 2013	Capital reserve	Retained earnings	Foreign currency translation reserve	Total
	£m	£m	£m	£m
1 January 2013	1	1,187	(36)	1,152
Profit for the period	—	204	—	204
Remeasurements of the defined benefit scheme (net of tax)	—	(77)	—	(77)
Tax relief on STICS interest	—	7	—	7
Foreign exchange adjustments (net of tax) and other items	—	—	9	9
Share—based payments	—	7	—	7
Release of share entitlement provision	—	2	—	2
Increase in own shares held by the Group	—	2	—	2
Dividends	—	(300)	—	(300)
At 31 December 2013	1	1,032	(27)	1,006

For the year ended 31 December 2012	Capital reserve	Retained earnings	Foreign currency translation reserve	Total
	£m	£m	£m	£m
1 January 2012	1	1,567	(24)	1,544
Loss for the period	—	(72)	—	(72)
Remeasurements of the defined benefit scheme (net of tax)	—	(35)	—	(35)
Tax relief on STICS interest	—	7	—	7
Foreign exchange adjustments (net of tax) and other items	—	—	(12)	(12)
Share-based payments	—	3	—	3
Dividends	—	(283)	—	(283)
At 31 December 2012	1	1,187	(36)	1,152

38.  Non-controlling interests

Non-controlling interests are equity that is not attributable, directly or indirectly, to the parent undertaking.

A financial instrument is treated as equity if:

•
there is no contractual obligation to deliver cash or other financial assets or to exchange financial assets or liabilities on terms that may be unfavourable; and

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

•
the instrument is not a derivative and contains no contractual obligations to deliver a variable number of shares or is a derivative that will be settled only by the Group exchanging a fixed amount of cash or other assets for a fixed number of the Group's own equity instruments.

As at 31 December	2013	2012
	£m	£m
2003 STICS	135	135
2005 STICS	183	183
Other	2	3
Total non-controlling interests	320	321

The STICS are carried at their fair value at the date of acquisition.

a)
Step-up tier one insurance capital securities

The Group's external STICS have been recognised at fair value at the acquisition date of Friends Provident. These securities are described as the 2003 STICS and the 2005 STICS, respectively, reflecting the year in which they were originally issued by Friends Provident.

Under IFRS, the STICS are accounted for as equity as there is no requirement to settle the obligation in cash or another financial asset. Consistent with this equity classification, interest on these instruments is not treated as an expense but as an appropriation of profit. However, given the operating nature of the interest payments on these securities, the Group has deducted the interest on the securities in computing the IFRS based operating profit for the Group. No ordinary dividend can be paid if the STICS dividend is not paid. The STICS are presented in the financial statements as a non-controlling interest.

A summary of the principal terms of the STICS is set out in the following paragraphs.

2003 STICS

£210 million remain in issue. If they pay out, they bear interest from 21 November 2003 to 21 November 2019 at a rate of 6.875% with interest payable in equal instalments in arrears on 21 May and 21 November of each year. The remaining STICS have no maturity date but will be redeemable at the option of FLG on 21 November 2019, thereafter on the coupon payment date falling on or nearest successive fifth anniversaries of this date. The STICS are perpetual securities and are not redeemable at the option of the holders at any time. The principal obligor of the STICS is FLG, but they are irrevocably guaranteed on a subordinated basis by FLL. The guarantee is intended to provide holders with rights against FLL in respect of the guaranteed payments which are as near as possible equivalent to those they would have had if the STICS had been directly issued preference shares of FLL. For each coupon period beginning after 20 November 2019, the STICS will bear interest that is reset every five years.

2005 STICS

£268 million remain in issue. They bear interest, if they pay out, from 30 June 2005 to 30 June 2015 at a rate of 6.292% with interest payable in arrears on 30 June of each year. The remaining STICS have no maturity date but will be redeemable in whole or part at the option of FLG on 1 July 2015, thereafter on every fifth anniversary of this date. The STICS are perpetual securities and are not redeemable at the option of the holders at any time. The principal obligor of the STICS is FLG, but they are irrevocably guaranteed on a subordinated basis by FLL. For each coupon period after 1 July 2015, the STICS will bear interest that is reset every five years.

b)
Other

Other non-controlling interests mainly relate to investments made by the senior managers of Lombard in that company. The investments comprise holdings in Class B, C and D ordinary shares which generally do not have rights to receive a share of the annual profits of Lombard. The carrying value at 31 December 2013 is £2 million (31 December 2012: £3 million), and the decrease in the year reflects leavers from the scheme. In addition, RCAP (a UK Limited partnership) holds a 0.01% capital interest in Resolution Holdco No.1 LP.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

39.  Contingent liabilities and commitments

a)
Contingent liabilities

Contingent liabilities are disclosed if there is a possible future obligation as a result of a past event or if there is a present obligation as a result of a past event but either a payment is not probable or the amount cannot be reliably estimated.

In the normal course of its business, the Group is subject to matters of litigation or dispute and interpretation of tax law. While there can be no assurances, at this time the directors believe, based on the information currently available to them, that it is not probable that the ultimate outcome of any of these matters will have a material adverse effect on the financial condition of the Group.

Friends Life Group plc has given a letter of support to SBG to assist them in meeting their liabilities as they fall due. A number of business reviews are currently being undertaken in these companies and provisions of £35 million have been included in respect of customer redress (see note 34: Provisions). There is considerable uncertainty surrounding the outcome of these reviews, the number of future complaints and the associated costs for dealing with redress and complaint administration activities. Any costs arising from this are not expected to have a material adverse impact for the Group.

b)
Commitments

Operating leases where the Group is lessee

The Group leases a number of properties under operating leases with the most material running to 2026. Lease terms include annual escalation clauses to reflect current market conditions.

The future minimum rentals payable under all non-cancellable leases are as follows:

	2013			2012
	Land and buildings	Other	Total	Land and buildings	Other	Total
	£m	£m	£m	£m	£m	£m
Within one year	15	1	16	14	1	15
Between one and five years	55	1	56	54	1	55
In more than five years	81	1	82	101	—	101
Total operating lease payables	151	3	154	169	2	171

Other commitments

The Group has investment property commitments of £16 million (2012: £6 million) relating to ongoing construction, renovation costs and costs of acquiring existing properties.

The Group has potential commitments of £213 million (2012: £218 million) to venture capital vehicles (partnerships and similar vehicles) that allow exposure to private equity investments in UK, US and European markets. All investments are held under agreements between the private equity managers and the Group, which have committed the Group to providing an agreed maximum level of funding to the managers to invest. As at 31 December 2013 there are still funds that have yet to be utilised that, under the agreements, are still available to the private equity managers and hence are classified as potential commitments.

The Group has entered into a number of outsourcing arrangements which have resulted in financial commitments amounting to £1,501 million as at 31 December 2013 (2012: £1,641 million). The average weighted years remaining on these outsourcing contracts is 13 years as at 31 December 2013 (31 December 2012: 14 years). Included within these amounts is £1,157 million (2012: £1,274 million) relating to the outsourcing arrangement with Diligenta announced in November 2011.

40.  Related parties

In the ordinary course of business, the Group and its subsidiary undertakings carry out transactions with related parties, as defined by IAS 24: Related party disclosures. Material transactions for the year are set out below.

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

The principal subsidiary undertakings of the Group are shown in note 17.

a)
Key management personnel compensation

From 1 January to 27 March 2013 the key management personnel were considered to be the directors of Resolution Limited, executive directors of FLG and Resolution Operations LLP ("ROL") as a body corporate. On implementation of the governance simplification, from 28 March 2013 the key management personnel of Resolution Limited became the directors of the Company and the members of its Group Executive Committee. The directors and the Group Executive Committee have responsibility for planning, directing and controlling the activities of the Group.

In aggregate the compensation paid to key management personnel, excluding the fees paid to ROL, in respect of the year ending 31 December 2013 is as set out below:

	2013 Number	2013	2012 Number	2012
		£m		£m
Salary and short-term employee benefits	30	10	16	6
Post-employment benefits (excluding defined benefit scheme)	1	—	—	—
Share-based payments	7	2	—	—
Total key management personnel compensation charged to the income statement		12		6
Post-employment benefits: defined benefit schemes	—	—	—	—
Total key management personnel compensation		12		6

There were £nil balances outstanding at the year end with key management (2012: £nil).

Salary and short-term employment benefits include £0.9 million of payments for loss of office (2012: £0.3 million). As at 31 December 2013, there were £nil balances outstanding in respect of these payments (31 December 2012: £0.3 million outstanding).

b)
Other related parties

Operating agreement—ROL

Until 27 March 2013, the Company outsourced most of its operating functions to ROL under the terms of an Operating Agreement. On 28 March 2013 the Operating Agreement was novated to Friends Life Management Services Limited ("FLMS") as a result of the business sale agreement between the Company and FLMS signed on 10 December 2012. This Operating Agreement was subsequently terminated on 10 December 2013.

Under the terms of the agreement:

•
the Company paid ROL an annual operating fee; under which the total amount charged in the period between 1 January and 28 March 2013 amounted to £5 million (amount charged for the full year to 31 December 2012: £18 million). Between 28 March and 10 December 2013 the Company paid FLMS operating fees amounting to £15 million in accordance with the terms of the same agreement. Following termination of the agreement, FLMS continues to provide management services to the Company and recharges the Company for the services provided. £3 million was recharged from FLMS to the Company for other corporate costs during the year, this amount was outstanding as at 31 December 2013;

•
the Company could, subject to certain conditions, advance funds to ROL for development work on new projects outside the UK Life Project. No funding remained in place at 31 December 2013 (31 December 2012: £1 million); and

•
subject to certain exceptions, members of The Resolution Group, including Clive Cowdery (referred to on page 74 of Friends Life's annual report and accounts 2013), were restricted from selling or pledging as security for a loan any of their shares in the Company held as at 13 January 2012, with a total number of locked—up shares of 8,247,184. As a result of the termination of the Operating Agreement these shares were transferred to RCAP UK LP and the lock-up agreement was terminated. The

SECTION A
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

  Resolution Group is not controlled by the Company or linked in any way other than through Clive Cowdery, John Tiner and Jim Newman (a member of the GEC).

Resolution Holdco No.1 LP and RCAP UK LP

The Company has a 99.99% interest in, and is the General Partner in, Resolution Holdco No.1 LP ("RHN1"), a Guernsey limited partnership. The Limited Partner in RHN1 is RCAP UK LP ("RCAP"). RCAP is an entity established by current and former partners and employees of ROL and is entitled to share in the value created in RHN1, which owns the Friends Life group.

The value share arrangement was established at the time the Company was formed and, in broad terms, entitles RCAP to 10% of all distributions made from RHN1 where the accumulated value of the deployed equity capital contributed into RHN1 (as set out below), plus an agreed return, has been returned to the Company or its shareholders, or there has been a change of control of the Group. There is no time limit applying to the value share arrangements and the arrangements are not affected by the termination of the operating agreement between ROL and the Company.

Deployed equity capital has been contributed to RHN1, by the Company and RCAP, to fund the acquisitions of both Friends Provident Group plc in 2009 and the majority of AXA S.A.'s UK life business in 2010. The agreed return is the greater of 4% and a three year risk free rate. The risk free rate is recalculated at three yearly intervals following the initial contribution in November 2009. The agreed return is currently 4% per annum.

Total gross equity deployed in RHN1 is approximately £4,056 million and the accumulated value of net equity deployed (at 4% per annum and after the return of £1,066 million of capital returned to the Company to date) is approximately £3,543 million as shown below.

	Gross equity deployed
Transaction	The Company	RCAP	Total
	£m	£m	£m
Friends Provident(i)	1,915.8	0.2	1,916.0
AXA UK Life Business(ii)	2,139.8	0.2	2,140.0
BHA(iii)	—	—	—
Total	4,055.6	0.4	4,056.0

(i)
See page 102 of Friends Provident Group plc acquisition prospectus for more details of equity deployed.

(ii)
See page 89 of AXA UK Life Business acquisition prospectus for more details of equity deployed.

(iii)
The acquisition of BHA was funded using existing FLG resources.

Accumulated value of net equity deployed	2013	2012
	£m	£m
At 1 January	3,752	3,844
Distributions from RHN1	(350)	(240)
Accumulations in the year	141	148
At 31 December	3,543	3,752

The Company's share price does not itself influence whether payments are made under the terms of the Value Share. The payment under the Value Share depends on the aggregate amount of distributions made to the Company by RHN1, including to fund payments to shareholders (dividends or returns of capital), or there being a relevant change of control event.

If Resolution Limited were to undertake further acquisitions, the agreement with RCAP means that RCAP would be required to contribute 0.01% of any capital involved; this would increase the amount of deployed equity capital and increase the potential added value to which RCAP would be entitled in excess of the accumulated value of net equity deployed.

Resolution (Brands) Limited

The Company is party to an amended and restated trademark licensing agreement with Resolution (Brands) Limited, a company wholly owned by Clive Cowdery, under which the Company has been granted a licence to use the "Resolution" trademark. There were no fees payable under the agreement in 2013 (2012: £0.1 million). The agreement was amended in 2014 to enable both parties 30 days' written notice.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Consolidated income statement
For the year ended 31 December 2012

	Notes	2012	2011(i)
		£m	£m
Revenue
Gross earned premiums	3	1,906	2,128
Premiums ceded to reinsurers	3	(602)	(599)
Net earned premiums	3	1,304	1,529
Fee and commission income and income from service activities		749	771
Investment return	4	9,077	1,804
Total revenue		11,130	4,104
Other income	3	—	134
Claims, benefits and expenses
Gross claims and benefits paid	5	(4,175)	(3,859)
Amounts receivable from reinsurers	5	680	643
Net claims and benefits paid	5	(3,495)	(3,216)
Change in insurance contracts liabilities		8	216
Change in investment contracts liabilities	29	(5,052)	495
Transfer (to)/from unallocated surplus		(4)	484
Movement in net asset value attributable to unit holders	32	(118)	48
Movement in policyholder liabilities		(5,166)	1,243
Acquisition expenses	6	(614)	(591)
Administrative and other expenses	7	(1,629)	(1,776)
Finance costs	10	(157)	(165)
Total claims, benefits and expenses		(11,061)	(4,505)
Share of loss of associates and joint venture	18	(3)	(1)
Profit/(loss) before tax from continuing operations		66	(268)
Policyholder tax	11	(258)	(220)
Loss before shareholder tax from continuing operations		(192)	(488)
Total tax (charge)/credit	11	(107)	237
Policyholder tax	11	258	220
Shareholder tax	11	151	457
Loss for the year		(41)	(31)
Attributable to:
Equity holders of the parent(i)		(72)	(62)
Non-controlling interests		31	31
Loss for the year		(41)	(31)

Earnings per share from continuing operations		2012	2011
		pence	pence
Basic earnings per share	13	(5.17)	(4.35)
Diluted earnings per share	13	(5.17)	(4.35)

(i)
All profit attributable to equity holders of the Company is from continuing operations.

(ii)
The consolidated income statement for the year ended 31 December 2011 includes the results of BHA from 31 January 2011 and the results of FLWL from 7 November 2011 and the business of the GOF and TIP portfolios up to 1 November 2011.

The notes on pages 147 to 246 form an integral part of these financial statements.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Consolidated statement of comprehensive income
For the year ended 31 December 2012

For the year ended 31 December 2012	Equity holders of the parent	Non- controlling interests	Total
	£m	£m	£m
(Loss)/profit for the year	(72)	31	(41)
Actuarial losses on defined benefit schemes	(42)	—	(42)
Foreign exchange adjustments(i)	(17)	—	(17)
Revaluation of owner occupied properties	(2)	—	(2)
Shadow accounting(ii)	7	—	7
Aggregate tax effect of above items	7	—	7
Other comprehensive loss, net of tax	(47)	—	(47)
Total comprehensive (loss)/income, net of tax	(119)	31	(88)

For the year ended 31 December 2011	Equity holders of the parent	Non- controlling interests	Total
	£m	£m	£m
(Loss)/profit for the year	(62)	31	(31)
Actuarial losses on defined benefit schemes	(34)	—	(34)
Foreign exchange adjustments(i)	(10)	—	(10)
Revaluation of owner occupied properties	(3)	—	(3)
Shadow accounting(ii)	2	—	2
Aggregate tax effect of above items	2	—	2
Other comprehensive loss, net of tax	(43)	—	(43)
Total comprehensive (loss)/income, net of tax	(105)	31	(74)

(i)
Foreign exchange adjustments relate to the translation of overseas subsidiaries and associates.

(ii)
Shadow accounting comprises £2 million (31 December 2011: £3 million) relating to the revaluation of owner occupied properties and £5 million (31 December 2011: loss of £(1) million) in respect of foreign exchange adjustments on translation of overseas subsidiaries held by the with- profits fund of Friends Life Limited ("FLL").

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Consolidated statement of IFRS based operating profit
For the year ended 31 December 2012

	Notes	2012	2011
		£m	£m
Profit/(loss) before tax from continuing operations	3	66	(268)
Policyholder tax	11	(258)	(220)
Loss before shareholder tax excluding returns generated within policyholder funds		(192)	(488)
Non-recurring items	3	258	180
Amortisation and impairment of acquired present value of in-force business	14	417	675
Amortisation and impairment of other acquired intangible assets	14	97	84
Interest payable on STICS	3	(31)	(31)
Short-term fluctuations in investment return		(275)	261
IFRS based operating profit before tax		274	681
Tax on operating profit		2	38
IFRS based operating profit after tax attributable to equity holders of the parent(i)		276	719

		2012	2011
		Pence	Pence
Earnings per share
Operating earnings per share	13	19.84	50.43

(i)
IFRS based operating profit excludes: (a) investment variances from expected investment return for non-linked business which is calculated using a longer term rate of return; (b) returns attributable to non-controlling interests in policyholder funds; (c) significant non-recurring items; and (d) amortisation and impairment of present value of acquired in-force business and other intangible assets and is stated after policyholder tax and the deduction of interest payable on STICS. Further details of the calculation of the long-term rate of return are included in note 4 (b). Given the long-term nature of the Group's operations, IFRS based operating profit is considered to be a better measure of the performance of the Group and this measure of profit is used internally to monitor the Group's IFRS results.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Consolidated statement of financial position
At 31 December 2012

As at 31 December	Notes	2012	2011
		£m	£m
Assets
Pension scheme surplus	8	33	20
Intangible assets	14	4,321	4,847
Property and equipment	15	53	58
Investment properties	16	2,735	3,015
Investment in associates and joint venture	18	4	37
Financial assets	19	105,990	103,636
Deferred acquisition costs	20	838	643
Reinsurance assets	21	3,153	3,213
Current tax assets		8	6
Insurance and other receivables	23	1,125	1,140
Cash and cash equivalents	24	9,449	8,791
Net assets of operations classified as held for sale	18	30	—
Total assets		127,739	125,406
Liabilities
Insurance contracts	26	37,232	37,264
Unallocated surplus		656	652
Financial liabilities:
—investment contracts	29	78,184	75,191
—loans and borrowings	30	1,099	1,195
—amounts due to reinsurers	31	1,767	1,800
Net asset value attributable to unit-holders	32	754	1,173
Provisions	33	278	228
Deferred tax liabilities	22	893	872
Current tax liabilities		21	20
Insurance payables, other payables and deferred income	34	1,157	1,016
Total liabilities		122,041	119,411
Equity attributable to equity holders of the parent
—Share capital	35	4,225	4,128
—Other reserves	36	1,152	1,544
		5,377	5,672
Attributable to non-controlling interests	37	321	323
Total equity		5,698	5,995
Total equity and liabilities		127,739	125,406

The financial statements were approved by the Board of Directors on 25 March 2013.

Fergus Dunlop
Director

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Consolidated statement of changes in equity
For the year end 31 December 2012

	Attributable to equity holders of the parent
For the year ended 31 December 2012	Share capital	Other reserves	Total	Non- controlling interests	Total
	£m	£m	£m	£m	£m
At 1 January 2012	4,128	1,544	5,672	323	5,995
(Loss)/profit for the year	—	(72)	(72)	31	(41)
Other comprehensive loss	—	(47)	(47)	—	(47)
Total comprehensive (loss)/income	—	(119)	(119)	31	(88)
Dividends paid	—	(283)	(283)	—	(283)
Interest paid on STICS	—	—	—	(31)	(31)
Appropriations of profit	—	(283)	(283)	(31)	(314)
Tax relief on STICS interest	—	7	7	—	7
Shares issued in lieu of dividend	90	—	90	—	90
Reduction in own shares held by the Group	7	—	7	—	7
Share-based payments®	—	3	3	(2)	1
At 31 December 2012	4,225	1,152	5,377	321	5,698

	Attributable to equity holders of the parent
For the year ended 31 December 2011	Share capital	Other reserves	Total	Non- controlling interests	Total
	£m	£m	£m	£m	£m
At 1 January 2011	4,317	1,910	6,227	322	6,549
(Loss)/profit for the year	—	(62)	(62)	31	(31)
Other comprehensive loss	—	(43)	(43)	—	(43)
Total comprehensive (loss)/income	—	(105)	(105)	31	(74)
Dividends paid	—	(274)	(274)	—	(274)
Interest paid on STICS	—	—	—	(31)	(31)
Appropriations of profit	—	(274)	(274)	(31)	(305)
Tax relief on STICS interest	—	7	7	—	7
Shares issued in lieu of dividend	48	—	48	—	48
Reduction in own shares held by the Group	13	—	13	—	13
Share repurchase	(250)	—	(250)	—	(250)
Shares issued during the year	—	—	—	1	1
Share-based payments(i)	—	6	6	—	6
At 31 December 2011	4,128	1,544	5,672	323	5,995

(i)
The other reserves movement for share-based payment transactions is £3 million for the year (31 December 2011: £6 million) and comprises £(4) million in respect of the cost of Company shares acquired to settle obligations arising from Lombard long-term incentive plan ("LTIP") awards that have vested in the period (31 December 2011: £nil), offset by the reserves credit for the resultant reduction in Lombard non-controlling interest of £2 million (31 December 2011: £nil) and the LTIP charge for the period of £4 million (31 December 2011: £6 million), offset by a payment of £(1) million to purchase shares in the market. In addition there is a £2 million charge in respect of the deferred share award plan ("DSAP") and the Friends Life group share awards plan.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Consolidated statement of cash flows
For the year ended 31 December 2012

For the year ended 31 December	Notes	2012	2011
		£m	£m
Operating activities
Loss for the year		(41)	(31)
Adjusted for:
—other income		—	(116)
—net realised and unrealised (gains)/losses on assets at fair value		(5,630)	1,595
—finance costs		157	165
—amortisation and impairment of intangible assets		514	759
—depreciation of property and equipment		5	4
—movement in deferred acquisition costs		(195)	(285)
—total tax charge/(credit)		107	(237)
—purchase of shares and other variable yield securities		(22,536)	(22,585)
—sale of shares and other variable yield securities		23,045	22,705
—purchase of loans, debt securities and other fixed income securities		(23,841)	(33,973)
—sale of loans, debt securities and other fixed income securities		26,166	34,380
—purchase of investment properties		(51)	(43)
—sale of investment properties		228	305
—decrease in insurance contract liabilities		(32)	(101)
—increase/(decrease) in investment contract liabilities		3,532	(2,057)
—increase/(decrease) in unallocated surplus		4	(484)
—increase/(decrease) in provisions		50	(1)
—net movement in receivables and payables		(214)	(51)
Pre-tax cash inflow/(outflow) from operating activities		1,268	(51)
Tax paid		(70)	(25)
Net cash inflow/(outflow) from operating activities		1,198	(76)
Investing activities
Acquisition of subsidiaries, net of cash acquired		—	12
Disposal of held for sale assets, net of cash transferred		—	285
Investment in associate		—	(6)
Additions to internally generated intangible assets		(4)	(4)
Net additions of property and equipment		(2)	(17)
Net cash (outflow)/inflow from investing activities		(6)	270
Financing activities
Shares purchased in settlement of incentive schemes		(4)	—
Proceeds from issue of non-controlling interests		—	1
Share repurchase		—	(250)
Proceeds from increase in long-term debt		349	496
Repayment of long-term debt		(423)	(477)
Finance costs		(170)	(131)
STICS interest		(31)	(31)
Net movement in other borrowings, net of expenses		(20)	(36)
Dividends paid to equity holders of the parent		(193)	(226)
Net cash outflow from financing activities		(492)	(654)
Increase/(decrease) in cash and cash equivalents		700	(460)
Balance at beginning of year	24	8,791	9,288
Exchange adjustments on the translation of foreign operations		(42)	(37)
Balance at end of year		9,449	8,791

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Notes to the Financial Statements for the year ended 31 December 2012

1.     Accounting policies

1.1  Basis of preparation

The financial statements of the Company as at and for the year ended 31 December 2012 comprise the consolidated financial statements of the Company and its subsidiaries (together referred to as "the Group") and the Group's interests in associates and jointly controlled entities.

The 2011 comparatives include the results of:

•
the business of GOF and TIP portfolios up to the date of transfer back to AXA UK on 1 November 2011;

•
the business of BHA from the date of acquisition on 31 January 2011; and

•
the business of FLWL from the date of acquisition on 7 November 2011.

The consolidated financial statements as at and for the year ended 31 December 2012 have been prepared in accordance with IFRS as adopted by the European Union ("IFRS"). They have been prepared under the historical cost convention, as modified by the revaluation of investment property, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The presentation currency of the Group is Sterling. Unless otherwise stated the amounts shown in the consolidated financial statements are in millions of pounds Sterling (£ million).

The preparation of the financial statements under IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Further information on the use of judgement, estimates, and assumptions is set out in note 2.

The International Accounting Standards Board ("IASB") issued the following amendment effective from 1 January 2012. It does not have a material impact on the Group:

•
IAS 12: Income taxes.  This amendment introduces a rebuttable assumption that where certain assets (including investment property and intangible assets) are measured at either fair value or under a revaluation model, deferred tax should be calculated on the assumption that the asset will be sold at its carrying amount.

There are no IFRIC interpretations that are effective for the first time for the financial year beginning on 1 January 2012 that have a material impact on the Group.

Below is a list of new standards and changes to existing standards that have been issued by the IASB with effective dates for accounting periods beginning on or after 1 January 2013, but where earlier adoption is permitted. They have not been early adopted by the Group in 2012 as they are yet to be endorsed by the European Union ("EU"), unless otherwise stated. The impact of these new requirements is currently being assessed by the Group.

New standards:

•
IFRS 9: Financial instruments:  classification and measurement. This IFRS reflects the first phase of the IASB's work on the replacement of IAS 39: Financial Instruments: Recognition and Measurement, and relates to the classification and measurement of financial assets as defined in IAS 39. The adoption of IFRS 9 will have a material impact on the classification and measurement of the Group's financial assets;

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

•
IFRS 10: Consolidated financial statements.  This IFRS provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. It replaces the requirements in IAS 27: Consolidated and Separate Financial Statements and SIC 12: Consolidation—Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after 1 January 2013. This standard has been endorsed by the EU for annual periods beginning on or after 1 January 2014, at the latest;

•
IFRS 11: Joint Arrangements.  This IFRS establishes principles for the financial reporting by parties to a joint arrangement. It supersedes the requirements in IAS 31: Interests in Joint Ventures and SIC 13: Jointly Controlled Entities—Non- Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after 1 January 2013. This standard has been endorsed by the EU for annual periods beginning on or after 1 January 2014, at the latest;

•
IFRS 12: Disclosure of Interests in Other Entities.  This IFRS combines, enhances and replaces disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after 1 January 2013. This standard has been endorsed by the EU for annual periods beginning on or after 1 January 2014, at the latest; and

•
IFRS 13: Fair Value Measurement.  This IFRS defines fair value and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after 1 January 2013 and has been endorsed by the EU.

Amendments to existing standards:

•
IAS 1: Presentation of Financial Statements.  The amendments require companies to group together items within other comprehensive income ("OCI") that may be reclassified to the profit or loss section of the income statement and reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

These amendments have been endorsed by the EU and are effective for annual periods beginning on or after 1 July 2012;

•
IAS 19: Employee Benefits.  The amendments are to eliminate the corridor approach and recognise all actuarial gains and losses in OCI as they occur; to immediately recognise all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount, calculated by applying the discount rate to net defined benefit liability/ asset. Elimination of the corridor approach will have no impact on the results of the Group, as the existing policy is to recognise all actuarial gains and losses in OCI as they occur. These amendments have been endorsed by the EU and are effective for accounting periods beginning on or after 1 January 2013;

•
IFRS 7: Financial instruments: Disclosures.  This amendment includes new disclosures to facilitate comparison between those entities that prepare IFRS financial statements and those that prepare financial statements in accordance with US GAAP. These amendments have been endorsed by the EU and are effective for accounting periods beginning on or after 1 January 2013;

•
Amendments to IFRS 10, 11 and 12 transition guidance:  these amendments provide additional transition reliefs to IFRS 10, 11 and 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. For disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. These amendments are effective for annual reporting periods beginning on or after 1 January 2013;

•
Amendments to IAS 32: Financial instruments: presentation.  These amendments are to the application guidance in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. These amendments are effective for annual reporting periods beginning on or after 1 January 2014;

•
Improvements to IFRS 2009 to 2011:  These annual improvements address six issues to five standards in the 2009-2011 reporting cycle. They include changes to IFRS 1: First time adoption, IAS 1: Financial statement presentation, IAS 16: Property, plant and equipment, IAS 32: Financial

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

  instruments: Presentation, and IAS 34: Interim financial reporting. These improvements are effective for annual periods beginning on or after 1 January 2013.

The financial statements comply with the Statement of Recommended Practice issued by the Association of British Insurers in December 2005 (as amended in December 2006) insofar as these requirements do not contradict the requirements of IFRS.

The Group presents its consolidated statement of financial position in order of liquidity. Where applicable, for each asset and liability line item that combines amounts expected to be recovered or settled both within and beyond 12 months after the balance sheet date, disclosure of the amount due beyond 12 months is made in the respective note.

Financial assets and financial liabilities are not offset, unless there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liability simultaneously. Income and expenses are not offset in the income statement unless required or permitted by an accounting standard or interpretation, as specifically disclosed in the accounting policies of the Group.

1.2  Accounting policies

The principal accounting policies set out below have been consistently applied in these consolidated financial statements.

1.2.1  Business combinations

Business combinations are accounted for under IFRS 3: Business combinations, using the purchase method. The cost of a business combination is measured as the fair value of the consideration transferred. Identifiable assets acquired, including intangible assets arising on acquisition, and liabilities assumed in a business combination are measured initially at their fair value at the business combination date. Any excess of the cost of the business combination over the fair value of the net assets acquired is recognised in the balance sheet as goodwill. To the extent that the fair value of the acquired entity's net assets is greater than the cost of the acquisition, a gain is recognised immediately in the income statement. Acquisition related costs are expensed as incurred except insofar as they relate to the raising of debt or equity when such expenses are capitalised.

a)    Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power, directly or indirectly, to govern the financial and operating policies so as to obtain economic benefits, generally accompanying a shareholding of more than one half of the voting rights. Potential voting rights that are presently exercisable or convertible are also taken into account. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which control ceases. Changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Open-ended investment companies ("OEICs") and unit trusts where the Group has a percentage holding in excess of 50% are consolidated under IAS 27: Consolidated and separate financial statements. Where the OEIC or unit trust qualifies as a special purpose vehicle, they are consolidated under SIC 12: Consolidation—special purpose entities as the Group obtains the majority of the benefits. In addition other investment vehicles such as limited partnerships where the Group obtains the majority of the benefits and is exposed to the majority of risks are consolidated under SIC 12. The units not owned by the Group are treated as a liability, as there is a contractual obligation to deliver cash, and presented as "net asset value attributable to unit holders".

The consolidated financial statements incorporate the assets, liabilities, results and cash flows of the Company and its subsidiaries. The results of subsidiaries acquired or sold during the period are included in the consolidated results from the date of acquisition or up to the date of disposal. Intra-group balances and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Profits or losses arising from changes in holdings in subsidiaries that do not impact the Group's control over that subsidiary are recognised directly in the statement of comprehensive income.

b)    Associates and joint ventures

Associates are all entities over whose operating policies the Group has significant influence but not control, generally arising from holding between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any impairment loss) identified on acquisition.

Joint ventures are those entities where the terms of the contractual agreement ensure that the parties involved jointly control the entity, notwithstanding that the Group's share of the underlying assets and liabilities may be more or less than 50%. The Group recognises its interests in joint ventures using the equity method.

Under the equity method, an investment is included as a single line item in the consolidated balance sheet as the Group's share of the fair value of the investee undertaking's net assets plus goodwill, which equates to the cost of the investment plus the Group's share of post-acquisition reserves. The Group's share of post-tax profits or losses is presented as a single line item in the consolidated income statement, adjusted for the effect of measuring assets and liabilities to fair value on acquisition.

c)    Classification of a non-current asset or disposal group as held for sale

Where the Group holds a non-current asset or disposal group which is held exclusively with a view to its disposal in the near future, then it is classified as an asset held for sale.

An asset or disposal group is classified as held for sale when:

•
management is committed to a plan to sell;

•
the asset is available for immediate sale;

•
an active programme to locate a buyer is initiated;

•
the sale is highly probable, within 12 months of classification as held for sale (subject to limited exceptions);

•
the asset is being actively marketed for sale at a sales price reasonable in relation to its fair value; and

•
actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn.

Non-current assets or disposal groups that are classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

1.2.2  Product classification

a)    Insurance contracts

Contracts under which the Group accepts significant insurance risk from another party (the policyholder), by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder, are classified as insurance contracts. Under IFRS 4: Insurance contracts, insurance risk is risk other than financial risk. Financial risk is the risk of a possible future change in one or more of: a specified interest rate, security price, commodity price, foreign exchange rate, index of price or rates, a credit rating or credit index or other variable. Insurance contracts may also transfer some financial risk.

Once a policyholder contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period. As a general guideline, the Group defines as significant insurance risk the possibility of having to pay benefits on the occurrence of an insured event that are more than 5% greater than the benefits payable if the insured event did not occur.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

b)    Investment contracts

Policyholder contracts not considered insurance contracts under IFRS 4 are classified as investment contracts. Contracts classified as investment contracts are either unit-linked or contracts with Discretionary Participation Features ("DPF") with no significant insurance risk. The latter are mainly unitised with-profits contracts.

A contract with DPF is a contractual right held by a policyholder to receive, as a supplement to guaranteed minimum payments, additional payments:

•
that are likely to be a significant portion of the total contractual payments; and

•
whose amount or timing is contractually at the discretion of the issuer and that are contractually based on:

  •
  the performance of a specified pool of contracts, or a specified type of contract; or

  •
  realised and/or unrealised investment returns on a specified pool of assets held by the issuer; or

  •
  the profit or loss of the company that issues the contracts.

1.2.3  Segmental reporting

Operating and reportable segments are presented in a manner consistent with the internal reporting information provided to the chief operating decision-maker.

An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses. Minor operating segments are combined to derive the Group's reportable segments in accordance with the requirements of IFRS 8: Operating segments.

Revenue information for geographical segment reporting is based on the geographical location of the customer.

Non-current assets and liabilities for geographical segment reporting are based on the location of those assets and liabilities.

1.2.4  Foreign currency translation

a)    Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of each company in the Group at the foreign exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the exchange rate ruling at the balance sheet date, and any exchange differences arising are taken to the income statement. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction and are not subsequently restated. Non-monetary assets and liabilities stated at fair value in a foreign currency are translated at the rate on the date the fair value was determined.

When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. Conversely, when a gain or loss on a non-monetary item is recognised in the income statement, any exchange component of that gain or loss is recognised in the income statement. Foreign exchange adjustments recognised in equity are reported in the Group's foreign currency translation reserve within retained earnings and reported in the consolidated statement of comprehensive income.

b)    Overseas subsidiaries and associates

The assets and liabilities of overseas subsidiaries and associates, including goodwill and intangible assets attributable to the acquisition of the overseas subsidiary or associate, and fair value adjustments arising on consolidation, are translated to Sterling (the presentational currency of the Group) at foreign

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

exchange rates ruling at the balance sheet date. The revenues and expenses of overseas subsidiaries and associates are translated to Sterling at average foreign exchange rates for the period.

Foreign exchange differences arising on the translation to Sterling are classified as equity movements and recognised in the Group's foreign currency translation reserve, and reported in the statement of comprehensive income. These exchange differences are recognised in the income statement in the period in which the overseas subsidiary or associate is sold.

1.2.5  Revenue recognition

a)    Premiums

Premium income in respect of single premium insurance policies, new generation group pensions business and pensions business not subject to contractual regular premiums, is accounted for when the premiums are received.

For all other insurance contracts, premium income is accounted for in the year in which it falls due.

b)    Fee and commission income and income from service activities

Investment contract policyholders are charged for policy administration services, investment management services and for surrenders. Investment management services comprise primarily fees and charges from unit-linked investment contracts issued by the life and pensions business. Fees earned on investment management contracts relate to the sale and management of retail investment products and from managing investments in the institutional market.

These fees and charges are recognised as revenue in the accounting period in which the services are rendered.

Front-end fees charged at the inception of certain investment contracts are recognised as income over the expected term of the contract on a straight-line basis with the unrecognised amount at the end of the year presented as a liability.

Regular fees charged to the policyholder periodically (monthly, quarterly or annually), are recognised on a straight-line basis over the period that the service is rendered.

c)    Investment income

All income received from investments is recognised in the income statement and includes dividends, interest, rental income, the movement in financial assets and investment properties, at fair value through profit or loss, and realised losses and gains on assets classified as available-for-sale.

Dividend income from listed and unlisted securities is recognised as revenue when the right to receive payment is established. For listed securities this is the date the security is listed as ex-dividend.

Interest income is recognised in the income statement as it accrues, taking into account the relevant coupon rate, and applicable floating rate or, for loan assets at amortised cost, the effective interest rate method. Interest income includes the amortisation of any discount or premium.

Rental income from investment properties under operating leases is recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease income.

Determination of gains and losses and the movement in financial assets and investment properties at fair value through profit or loss are explained in their respective accounting policies.

1.2.6  Expense recognition

a)    Claims and benefits paid

Insurance claims reflect the cost of all claims incurred during the year on insurance contracts, including claims handling costs. Death claims and surrenders are recognised on the basis of notifications received. Maturities and annuity payments are recorded when due. Claims and benefits recorded are

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

accrued to the policyholder and included within insurance and investment contract liabilities, as appropriate.

Claims handling costs include internal and external costs incurred in connection with the negotiation and settlement of claims. Internal costs include all direct expenses of the claims department and any general administrative costs directly attributable to the claims function.

Reinsurance recoveries are accounted for in the same period as the related claim.

b)    Finance costs

The interest expense recognised in the income statement under finance costs, is calculated using the effective interest rate method. Interest accrued on variable rate interest-bearing loans and borrowings is recognised under insurance payables, other payables and deferred income and not included in the carrying value of interest-bearing loans and borrowings.

c)    Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives paid are recognised in the income statement over the period of the lease.

d)    Expenses related to investment properties

Expenses related to investment properties are treated as administrative expenses and are recognised when incurred.

1.2.7  Impairment

The Group assesses at each reporting date whether there is an indication that an asset (other than those assets recognised at fair value) may be impaired.

If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash generating unit's ("CGU") fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses on continuing operations are recognised in the income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount of the asset is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such a reversal is recognised in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Further detail on the impairment testing of goodwill is provided in accounting policy 1.2.8 below.

1.2.8  Intangible assets

Intangible assets acquired separately from a business are carried initially at cost. An intangible asset acquired as part of a business combination is recognised outside goodwill if the asset is separable or arises from contractual or other legal rights and its fair value can be measured reliably.

a)    Goodwill

Goodwill arising on business combinations is the future economic benefit arising from assets that are not capable of being individually identified and separately recognised. After initial recognition, goodwill is stated at cost less any accumulated impairment losses, with the carrying value being reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill is allocated to the related CGUs. Where the recoverable amount of the CGU is less than its carrying amount, including the related goodwill, an impairment loss is recognised in the income statement. The carrying amount of goodwill allocated to a CGU is taken into account when determining the gain or loss on disposal of the unit, or of an operation within it. Each CGU to which goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than any of the Group's primary or secondary segments used for segmental reporting.

In a business combination, where the purchase consideration is lower than the fair value of the net assets acquired, a gain on acquisition arises, sometimes referred to as negative goodwill. Such a gain on acquisition is recognised in the income statement in the period in which it arises.

b)    Acquired value of in-force business ("AVIF")

On acquisition of a portfolio of insurance contracts and/or investment contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected pre-tax cash flows of the in-force business is capitalised in the statement of financial position as an intangible asset. AVIF is amortised over the anticipated lives of the related contracts which typically vary between five years and 35 years, with the amortisation profile being in accordance with expected profit emergence from the contracts.

c)    Other intangible assets

Customer relationships, distribution relationships and brands acquired are capitalised at cost, being the fair value of the consideration paid. Software is capitalised on the basis of the costs incurred to acquire and bring it into use.

These intangible assets have finite useful lives and are consequently carried at cost less accumulated amortisation and impairment. Amortisation is calculated using the straightline method to allocate the cost over the estimated useful lives of the intangible assets with ranges as shown below:

Years
Customer relationships	8 - 12
Distribution relationships	5 - 10
Brands	10 - 15
Computer software	3 - 4

Subsequent expenditure on other intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

1.2.9  Property and equipment

a)    Owned assets

Land and buildings are initially recognised at cost and subsequently measured at fair value. Revaluations are performed annually by independent valuers, who hold a recognised and relevant professional qualification and have recent experience in the location and category of properties being valued. Valuations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. The fair value is the amount for which a property could be exchanged between knowledgeable and willing parties in an arm's length transaction.

Properties occupied by the Group are held at fair value on the basis of open market value at the date of revaluation. Revaluation surpluses, and their reversal, are recognised in the statement of other comprehensive income. Revaluation losses, and their reversal, are recognised in the income statement.

Equipment is recognised at cost less accumulated depreciation and impairment losses.

b)    Depreciation

Depreciation is charged so as to write off the cost of certain assets net of the estimated residual value, using the straight-line method, over the estimated useful life of the asset, as follows:

Years
Motor vehicles	3 - 4
Computer hardware and related software	1 - 4
Fixtures, fittings and office equipment	3 - 10

Residual values and useful lives are reviewed at each financial year end and adjusted if appropriate.

c)    Disposal and derecognition

An item of property and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset is included in the income statement in the year the asset is derecognised.

Any revaluation reserve relating to the particular asset being disposed of or no longer in use is transferred to retained earnings.

1.2.10  Investment properties

Investment properties comprise land and/or buildings that are not occupied by the Group and are held either to earn rental income or for capital appreciation, or for both.

In accordance with IAS 17: Leases, properties held by the Group under operating leases are classified as investment properties when the properties otherwise meet the definition of investment properties.

Investment property is initially included in the balance sheet at cost and subsequently measured at its fair value, which is supported by market evidence, based on annual valuations by independent valuers who hold a recognised and relevant professional qualification and have recent experience in the location and category of investment property being valued. Movements in the fair value of investment properties are taken to the income statement in the period in which they arise.

1.2.11  Financial assets

The Group classifies its financial assets as either financial assets at fair value through profit or loss, or as loans. Loans are carried in the statement of financial position at amortised cost less impairment losses, or fair value where certain conditions in IAS 39: Financial instruments: recognition and measurement are met, such as the elimination or significant reduction in accounting mismatches.

Purchases and sales of financial assets are recognised on the date the Group commits to purchase or sell the asset, generally the trade date.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

A transfer of a financial asset is accounted for as a derecognition only if substantially all of the asset's risks and rewards of ownership are transferred, or, control of the asset is transferred to a party external to the Group. Control is deemed to have been transferred if the transferee has the practical ability to sell the asset unilaterally without needing to impose additional restrictions on any subsequent transfer.

a)    Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise assets which are designated as such on initial recognition, and derivatives, which are classified as held for trading in accordance with IAS 39.

Financial assets are designated upon initial recognition at fair value through profit and loss as they are managed individually or together on a fair value basis.

All financial assets at fair value through profit or loss are measured at fair value. The fair value on initial recognition is generally the consideration given, excluding any transaction costs directly attributable to their acquisition which are expensed. Movements in fair value are taken to the income statement as investment return in the period in which they arise. Financial assets carried at fair value are initially recognised at fair value and subsequently remeasured at fair value based on quoted bid prices where such prices are available from a third party in a liquid market. If quoted bid prices are unavailable, the fair value of the financial asset is estimated using cash flow models.

Fair values for unlisted securities are derived from cash flow or other models designed to reflect the specific circumstances of the issuer. Securities for which fair value cannot be measured reliably are recognised at cost less impairment.

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged and of the hedge.

b)    Loans

Loans are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans are measured on initial recognition at the fair value of the consideration given plus incremental costs that are incurred on the acquisition of the investment. Subsequent to initial recognition, loans are either measured at amortised cost using the effective interest rate method with any difference between cost and redemption value being amortised through the income statement over the period of the borrowings, or, if they meet the criteria for designation at fair value through profit or loss, and are so designated on initial recognition, they are measured at fair value.

The amortised cost is the present value of estimated future cash flows discounted at the effective interest rate at the date of acquisition or origination of the loan.

The carrying value of a loan is reviewed for impairment in accordance with IAS 39 at each reporting date. If there is objective evidence of impairment, for example there is a default or delinquency in payment, the impairment loss is calculated and recognised.

1.2.12  Acquisition costs

For both insurance contracts and investment contracts with DPF, acquisition costs comprise all direct and indirect costs arising from writing the contracts, which are incurred during a financial period. Acquisition costs are amortised over the life of the contracts where their recovery has not been reflected in the valuation of policyholder liabilities, but only to the extent that they are recoverable out of future margins.

The rate of amortisation of acquisition costs on such contracts is proportional to the future margins expected to emerge in respect of the related policies, over the life of those policies.

For investment contracts without DPF, acquisition costs comprise all incremental costs that are directly related to the writing of the contract, which are incurred during a financial period, and are amortised on a straight-line basis over the lifetime of the contract if they are recoverable out of future margins.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

1.2.13  Reinsurance

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. These assets consist of short-term balances due from reinsurers, as well as longer term receivables that are dependent on the expected claims and benefits arising under the related reinsured insurance contracts. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised when due. Contracts that do not give rise to a significant transfer of insurance risk to the reinsurer are considered financial reinsurance and are accounted for and disclosed in a manner consistent with financial instruments.

1.2.14  Taxation

a)    Current tax

Taxation is based on profits and income for the period as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior periods.

Tax payable is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The tax charge is analysed between tax in respect of income and investment return on the policyholders' interest in the withprofits and linked fund assets, representing policyholders' tax, with the balance being tax on equity holders' investment return and profits, representing shareholders' tax.

b)    Deferred tax

Deferred tax is the tax expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. This is accounted for using the balance sheet liability method and the amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities. The tax rates used are the rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is recognised in the income statement for the period, except to the extent that it is attributable to items that are recognised in the same or a different period outside the income statement, in which case the deferred tax will be recognised in other comprehensive income or equity, as applicable. Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable future profits will be available against which deductible temporary differences can be utilised. Deferred taxation is not recognised on the initial recognition of goodwill or an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

1.2.15  Insurance and other receivables

Insurance and other receivables are recognised when due and measured on initial recognition at the fair value of the amount receivable plus incremental costs. Subsequent to initial recognition, these receivables are measured at amortised cost using the effective interest rate method.

1.2.16  Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdraft facilities repayable on demand to the extent that they form an integral part of the Group's cash management.

1.2.17  Financial liabilities

The Group classifies financial liabilities as either financial liabilities at fair value through profit or loss or financial liabilities carried at amortised cost. The amortised cost of a financial liability is the amount at

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

which the financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest rate method of any difference between that initial amount and the maturity amount.

Financial liabilities at fair value through profit or loss, such as investment contracts, are designated on initial recognition when one of the following criteria is satisfied:

•
it eliminates or significantly reduces an accounting mismatch caused by financial assets and financial liabilities being measured on a different basis; and

•
the financial liability contains or may contain an embedded derivative.

A financial liability is recognised when, and only when, the Group becomes a party to the contractual provisions of a financial instrument.

A financial liability is derecognised when, and only when, the obligation specified in the contract is discharged, or cancelled or expires.

1.2.18  Insurance contracts

For UK operations, insurance contract liabilities are calculated based on the relevant Financial Services Authority ("FSA") rules contained in the Prudential Sourcebook for Insurers. For overseas operations, insurance contract liabilities are calculated on recognised actuarial principles, based on local regulatory requirements.

For the conventional with-profits policies, the liabilities to policyholders include both declared and constructive obligations for future bonuses not yet declared (excluding the shareholders' share of future bonuses) and include the cost of options and guarantees measured on a market consistent basis. The basis of calculation does not recognise deferred acquisition costs, but allows for future profits of non-profit and unit-linked business written in the with-profits fund to be recognised.

The calculation of liabilities to policyholders for non-profit contracts includes explicit allowance for future expenses and allows for lapses where appropriate.

The value of unit-linked insurance contract liabilities includes provision for tax losses in the unit-linked funds whose benefit will ultimately accrue to policyholders.

As an insurance special purpose vehicle, Friends Annuities Limited ("FAL") is not required to value liabilities on an FSA basis. However, insurance contract liabilities are valued using a methodology similar to that used for other UK non-profit contracts. The assumptions include a margin to allow for adverse variation of experience to assumptions.

The Group applies shadow accounting in relation to certain insurance contract liabilities, which are supported by owner-occupied properties and overseas subsidiaries, on which unrealised gains and losses are recognised in the statement of other comprehensive income. Adjustments are made to the insurance contract provisions to reflect the movements that would have arisen if the unrealised gains and losses had been recognised in the income statement. The corresponding change in the value of these insurance contract liabilities is recognised in the consolidated statement of comprehensive income.

The Group carries out an annual liability adequacy test on its insurance contract liabilities less related deferred acquisition costs and other related intangible assets to ensure that the carrying amount of its liabilities is sufficient in light of estimated future cash flows. Where a shortfall is identified, an additional provision is made.

1.2.19  Investment contracts

Investment contracts are either unit-linked or contracts with DPF (mainly unitised with-profits contracts that have no significant insurance risk).

A unit-linked investment contract is recognised at fair value through profit or loss. The fair value is calculated as the number of units allocated to policyholders in each of the unit-linked funds multiplied by

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

the bid price of the units which reflects the fair value of the assets in the fund at the balance sheet date. In addition to this the fair value of the investment contract liability includes a provision for tax losses in the unit-linked funds whose benefit will ultimately accrue to the policyholders. Provision is made for renewal commissions at the inception of an investment contract as intermediaries are not required to perform any service once the policy is incepted.

Investment contracts with DPF held within the with-profits funds (which are mainly unitised with-profits contracts) are measured on a basis that is consistent with a measurement basis for insurance contracts held within these funds.

1.2.20  Unallocated surplus

The unallocated surplus in the with-profits funds is presented as a liability and comprises all amounts available for allocation, either to policyholders or to shareholders, the allocation of which has not been determined at the balance sheet date.

Insurance and investment contract liabilities within with-profits funds are measured on a realistic basis and therefore include amounts attributable in respect of future bonuses. Such amounts are estimated in accordance with the published Principles and Practices of Financial Management ("PPFM") and represent a constructive obligation. The realistic liabilities include an estimate of the fair value of policyholder options and guarantees. The unallocated surplus within the with-profits funds represents the excess of assets of the fund relative to the realistic liabilities and other current liabilities not included within the realistic liability measurement. The unallocated surplus can be considered to represent the working capital of the funds combined with the value of future transfers to shareholders from the with-profits funds.

1.2.21  Interest-bearing loans and borrowings

Borrowings are recognised initially at fair value, which is generally the cash consideration received, net of transaction costs incurred, and subsequently stated at amortised cost.

Any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the income statement over the period of the borrowings, using the effective interest rate method.

1.2.22  Provisions and contingent liabilities

A provision is recognised when the Group has a present legal or constructive obligation, as a result of a past event, which is likely to result in an outflow of resources and where a reliable estimate of the amount of the obligation can be made. If the effect is material, the provision is determined by discounting the expected future cash flows at a pre-tax risk-free rate and, where appropriate, the risks specific to the liability.

The Group recognises a provision for onerous contracts when the expected benefits to be derived from the contracts are less than the related unavoidable costs.

Contingent liabilities are disclosed if there is a possible future obligation as a result of a past event or if there is a present obligation as a result of a past event but either a payment is not probable or the amount cannot be reliably estimated.

1.2.23  Insurance payables, other payables and deferred income

Insurance and other payables are recognised when due and measured on initial recognition at the fair value of the consideration payable. Subsequent to initial recognition, payables are measured at amortised cost using the effective interest rate method.

1.2.24  Financial instruments treated as equity

A financial instrument is treated as equity if:

•
there is no contractual obligation to deliver cash or other financial assets or to exchange financial assets or liabilities on terms that may be unfavourable; and

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

•
the instrument is not a derivative and contains no contractual obligations to deliver a variable number of shares or is a derivative that will be settled only by the Group exchanging a fixed amount of cash or other assets for a fixed number of the Group's own equity instruments.

Incremental external costs which are directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds of the issue.

1.2.25  Dividends

Dividends approved by ordinary shareholders are recognised as a liability on the date of approval and dividends declared by directors are recognised on the date of payment. Dividends are charged directly to equity.

1.2.26  Employee benefits

a)    Pension obligations

(i)    Defined benefit schemes

Pension schemes are in operation for employees of certain subsidiary undertakings. The proportion of employees accruing benefits under a funded defined benefit type scheme reduced during 2012 and this scheme was closed to active membership as at 31 December 2012. The assets of the schemes are held in separate trustee administered funds.

The pension asset or liability recognised in the balance sheet is the present obligation of the employer, which is the estimated present value of future benefits that employees have earned in return for their services in the current and prior years, less the value of the plan assets in the schemes. A pension surplus is recognised to the extent it is recoverable through refunds or expected reductions in future contributions. The rate used to discount pension obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. A qualified actuary performs the calculation of the present value of the defined benefit obligation annually using the projected unit credit method.

The pension costs for the schemes are charged to the income statement and consist of current service cost, past service cost, interest cost on scheme liabilities, the effect of any settlements and curtailments and the expected return on pension assets. Past service costs are recognised in the income statement on a straight-line basis over the period in which the increase in benefits vest.

The actuarial gains and losses, which arise from any new actuarial valuation or from updating the latest actuarial valuation to reflect conditions at the balance sheet date and any restrictions to recognised surpluses, are taken to the consolidated statement of comprehensive income.

(ii)   Defined contribution schemes

Contributions made to these schemes are charged to the income statement as they become payable in accordance with the rules of the scheme.

(iii)  Other long-term employee benefits

Other long-term employee benefits are recognised at the discounted present value of the defined benefit obligation at the balance sheet date. The obligation is calculated using the unit credit method. Movements in the value of the obligation are charged to the income statement.

(iv)  Termination benefits

Termination benefits are recognised as a liability and an expense when the Group is demonstrably committed to terminating the employment of an employee before the normal retirement date, or to provide benefits as a result of an offer made to encourage voluntary redundancy.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

b)    Share-based payment schemes

The Group offers share-based payment plans to certain key employees. The expense charged to the income statement is based upon the fair value of the options granted, the vesting period and the vesting conditions. Fair values are determined using stochastic and scenario-based modelling techniques where appropriate.

For equity-settled schemes, the fair value is determined at grant date and expensed on a straight-line basis over the vesting period in the income statement. A corresponding amount is credited to equity. At each balance sheet date the Group revises its estimates of the number of shares that are expected to be issued and recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity over the remaining vesting period. Where a leaver is entitled to their scheme benefits, this is treated as an acceleration of vesting and hence a shortening of the period over which the expense is charged.

For cash-settled schemes, the fair value is expensed on a straight-line basis over the vesting period in the income statement and the cumulative provision for obligations under cash-settled schemes is recognised as a liability in the statement of financial position. The fair value is re-measured at each reporting date, with any changes in fair value recognised in the income statement for the period.

Details of the schemes operated by the Group are disclosed in note 9.

2.     Use of judgements, estimates and assumptions

The Group makes judgements in the application of critical accounting policies that affect the reported amounts of assets and liabilities. The Group also makes key assumptions about the future and other sources of uncertainty. These are continually evaluated and based on historical experience and other factors, including expectations of future events that are considered to be reasonable under the circumstances.

a)    Product classification

IFRS 4: Insurance contracts requires judgement in classifying contracts as either "insurance contracts" or "investment contracts" based on the significance of insurance risk present in the contract with consequential impacts on the accounting policies applied to the valuation of policyholder liabilities, deferral of acquisition costs and pattern of revenue recognition.

b)    Liabilities arising from insurance contracts and investment contracts with DPF

Determination of the ultimate liabilities of insurance contracts or investment contracts with DPF arising is a critical accounting estimate. There are several sources of uncertainty that need to be considered in determining the key assumptions made in estimating the liabilities that the Group will ultimately pay on claims made and on maturity of the policies.

The most significant assumptions are:

•
mortality, morbidity, persistency and expense assumptions;

•
for with-profits policies, the stochastic models used to value liabilities are sensitive to risk-free rates, assumed asset volatilities and the assumed correlation between asset volatilities. Risk-free rates are set in accordance with current market gilt rates;

•
for OLAB policies with return of premium guarantees, the stochastic models used to value the cost of the guarantee are sensitive to risk-free rates, assumed asset volatilities and the assumed correlation between asset volatilities. Risk-free rates are set in accordance with current market swap rates. The cost also depends on assumptions such as the level of policy discontinuance;

•
valuation interest rate for annuities in payment—fixed-interest assets, predominantly corporate bonds, are held to match the expected benefit outgo of the annuity portfolio. The excess yields on corporate bonds over that on gilts are called bond spreads and these reflect compensation for the higher risk of default (credit risk premium) and lower liquidity (credit default allowance or illiquidity premium)

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

  compared to gilts. One of the key judgements is the assessment of how much of the spread is attributable to credit. The credit default allowance is derived by deducting an allowance for defaults (based on an analysis of historical defaults) from the total bond spread. This approach is consistent with current industry practice;

•
other valuation interest rates have been calculated by reference to changes in consistent economic indices. The impact of all interest rate changes on liabilities is included within the impact of economic basis changes in note 26(a). The impact of these liability changes on surplus is generally to offset some or all of the corresponding impact on the value of fixed-interest assets backing the liabilities;

•
for guaranteed annuity options (one of the principal guarantees written by the Group) the cost depends on assumptions such as the level of policy discontinuance and the tax-free cash take-up rate; and

•
changes in assumptions behind the valuation techniques for assets that are not quoted in active markets could have a significant impact on the value of assets that are backing insurance and investment contract liabilities, and therefore could have a subsequent impact on the valuation of the liability itself.

Details of insurance and investment contract liabilities are given in notes 25, 26 and 29.

c)    AVIF and other intangible assets

The determination of the present value of future profits on a portfolio of long-term insurance and investment contracts, acquired through the purchase of a subsidiary, and recognised as an intangible asset, is subject to judgement and estimation. The Group's policy is to calculate AVIF balances arising on acquisition by reference to a market consistent embedded value methodology.

Information relating to the methods used to value other intangible assets is set out in note 14.

d)    Fair value determination of financial instruments at fair value through profit and loss

Financial assets are designated at fair value where they are managed on a fair value basis or at amortised cost. Financial liabilities such as investment contracts are designated at fair value to eliminate mismatch with corresponding assets which are managed on a fair value basis.

Fair values of financial instruments that are quoted in active markets are based on bid prices for the assets held. When independent prices are not available, fair values are determined by using valuation techniques which refer to market observable data. These include comparison with similar instruments when market observable prices are available.

Corporate bond valuations are generally obtained from brokers and pricing services. Where the number of transactions has declined under the current market conditions, valuations have become more subjective. Bond prices provided by pricing services are based on the best estimate of market price determined by market makers based on a variety of factors and are considered to be observable prices. In determining fair value, market makers will take into account transactions they have observed in identical or similar assets as well as movements in market indices and any other factors that they regard as relevant. In some cases, consensus prices have been based on fewer, and potentially more historic, transactions.

Fair values of private equity investments are based on the revaluation of the underlying investments using International Private Equity and Venture Capital Valuation guidelines.

The valuations use earnings multiples reflecting similar multiples applying to quoted investments.

Methods considered when determining fair values of unlisted shares and other variable securities include discounted cash flow techniques and net asset valuation.

Exchange-traded derivatives are valued using active market prices. The values of over-the counter derivative financial instruments are estimates by applying valuation techniques, using pricing models or discounted cash flow methods. Where pricing models are used, inputs—including future dividends, swap rates and volatilities—based on market data at the balance sheet date are used to estimate

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

derivative values. Where discounted cash flow techniques are used, estimated future cash flows and discount rates are based on current market swap rates at the valuation date.

For units in unit trusts and shares in open-ended investment companies, fair value is by reference to published bid values.

Participation in investment pools mainly relates to property investments. Property is independently valued in accordance with the Royal Institute of Chartered Surveyors' guidelines on the basis of open market values as at each year end.

An analysis of financial assets by category is disclosed in note 19.

e)    Staff pension schemes assumptions

In assessing the pension benefit obligation, assumptions are made as to the life expectancy of all current, deferred and retired members, rates of increases of salaries and pensions, interest and inflation rates. Material assumptions used and sensitivities are explained in detail in note 8. Estimates are made for the recoverability of any surplus through a potential refund should the scheme be wound up when in surplus.

f)     Deferred tax assets and liabilities and unit linked tax loss provisions

In assessing deferred tax assets, an estimate of probable future taxable profits is made, against which the temporary differences, being the carry forward of excess tax expenses, and tax losses are utilised. These involve management's best estimate based on past profit experience, adjusted for possible future deviations that management considers might occur. Details of deferred tax assets and liabilities are analysed in note 22.

The principal deferred tax liabilities relate to deferred tax on purchased value of in-force business which are subsequently being amortised in line with the run-off of the underlying assets. The deferred tax assets and liabilities were calculated using detailed actuarial forecast cash flows.

In assessing investment and insurance contract liabilities in respect of unit linked tax loss provisions, the most significant assumptions are in relation to estimates of future fund growth rates; these are aligned with the Group's MCEV reporting assumptions, as provided in the MCEV supplementary information within the Report and Accounts. The provision is highly sensitive to small changes in growth rates, leading to potential volatility in the results of the Group, reflected through "short term fluctuations in investment return" outside of IFRS based operating profit.

g)    Fair value determination of investment properties and owner-occupied properties

Investment properties and properties occupied by the Group are measured at fair value at least annually at the balance sheet date. Fair values are measured by external independent valuers on the basis of open market value using methods set out in the RICS Red Book.

The valuations used are based on valuation techniques using multiples of future rental incomes. The rental multiples are based on multiples observed in recent similar transactions in the market. Key assumptions include occupancy and rental income.

h)    Longer term shareholder investment return—IFRS based operating profit

In assessing the longer term investment return used in arriving at IFRS based operating profit before tax, assumptions are made as to the appropriate gilt and cash returns to apply, adjusted where appropriate to reflect the additional risks associated with other types of investment class.

Material assumptions used and sensitivities are detailed in note 4.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

3.     Segmental information

a)    Summary

Segmental information is presented on the same basis as internal financial information used by the Group to evaluate operating performance. Segmental information relating to revenue and net income for the year ended 31 December 2012 includes a full year of all acquired subsidiaries. The segmental information relating to revenue and net income for the year ended 31 December 2011 includes BHA from 31 January 2011, FLWL from the date of acquisition on 7 November 2011 and the business of the GOF and TIP portfolios up to the date of their disposal on 1 November 2011.

The Group's management and internal reporting structure is based on the following operating segments:

•
UK and Heritage comprising the former Friends Provident UK life and pensions business, the acquired AXA UK Life Businesses (including FLWL), BHA, Sesame Bankhall ("SBG") and FLI;

•
FPI comprising FPIL, the overseas life assurance business within the UK life and pensions subsidiaries and the Group's share of AmLife and AmFamily; and

•
Lombard.

Corporate functions are not strictly an operating segment, but are reported to management and are provided in the analysis below to reconcile the Group's reportable segments to total profit.

b)    Operating segment information

(i)    IFRS based operating profit

Year ended 31 December 2012	UK & Heritage	FPI	Lombard	FLG corporate	RSL corporate	Total
	£m	£m	£m	£m	£m	£m
Life and pensions operating profit/(loss)	383	(28)	30	—	—	385
Longer term shareholder investment return	(40)	—	—	17	—	(23)
Other expense	(1)	(3)	—	(6)	(28)	(38)
Development costs	(42)	(6)	(2)	—	—	(50)
IFRS based operating profit/(loss) before tax	300	(37)	28	11	(28)	274
Tax on operating profit						2
IFRS based operating profit after tax attributable to ordinary shareholders						276
Operating earnings per share (pence)						19.84

Year ended 31 December 2011	UK & Heritage	FPI	Lombard	FLG corporate	RSL corporate	Total
	£m	£m	£m	£m	£m	£m
Life and pensions operating profit	706	49	40	—	—	795
Longer term shareholder investment return	(5)	1	(1)	(21)	—	(26)
Other expense	(1)	(3)	—	(7)	(41)	(52)
Development costs	(28)	(7)	(1)	—	—	(36)
IFRS based operating profit/(loss) before tax	672	40	38	(28)	(41)	681
Tax on operating profit						38
IFRS based operating profit after tax attributable to ordinary shareholders						719
Operating earnings per share (pence)						50.43

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

(ii)   Reconciliation of IFRS based operating result before tax to profit before tax from continuing operations

Year ended 31 December 2012	UK & Heritage	FPI	Lombard	FLG Corporate	RSL Corporate	Total
	£m	£m	£m	£m	£m	£m
IFRS based operating profit/(loss) before tax	300	(37)	28	11	(28)	274
Non-recurring items(i)(ii)	(273)	—	(1)	18	(2)	(258)
Amortisation and impairment of acquired value of in-force business	(268)	(94)	(55)	—	—	(417)
Amortisation and impairment of other intangible assets	(46)	(22)	(28)	(1)	—	(97)
Interest payable on STICS	31	—	—	—	—	31
Short-term fluctuations in investment return(iii)	298	(4)	(1)	(18)	—	275
Profit/(loss) before policyholder and shareholder tax	42	(157)	(57)	10	(30)	(192)
Policyholder tax	258	—	—	—	—	258
Profit/(loss) before tax from continuing operations	300	(157)	(57)	10	(30)	66

Year ended 31 December 2011	UK & Heritage	FPI	Lombard	FLG corporate	RSL corporate	Total
	£m	£m	£m	£m	£m	£m
IFRS based operating profit/(loss) before tax	672	40	38	(28)	(41)	681
Non-recurring items(iv)	(178)	(1)	(1)	—	—	(180)
Amortisation and impairment of acquired value of in-force business	(483)	(126)	(66)	—	—	(675)
Amortisation of other intangible assets	(45)	(8)	(30)	(1)	—	(84)
Interest payable on STICS	31	—	—	—	—	31
Short-term fluctuations in investment return(iii)	(247)	(10)	(1)	(3)	—	(261)
Loss before policyholder and shareholder tax	(250)	(105)	(60)	(32)	(41)	(488)
Policyholder tax	220	—	—	—	—	220
Loss before tax from continuing operations	(30)	(105)	(60)	(32)	(41)	(268)

(i)
UK and Heritage non-recurring items for the year ended 31 December 2012 include £(124) million of costs in respect of the separation and integration program, £(75) million in respect of Solvency II and finance system developments, £(82) million of costs in respect of the transition and service improvement elements of the outsourcing arrangement with Diligenta offset partially by £31 million release of reserves, non-recurring costs of £(17) million related to the capital optimisation programme and other non-recurring costs of £(6) million. Lombard non-recurring costs relate to £1 million of Solvency II costs.

(ii)
Non-recurring items of £16 million across both FLG and RSL corporate include a curtailment gain of £32 million arising on the defined benefit pension scheme, of which £22 million relates to the closure of the scheme to future service accrual and £10 million to reduced future anticipated costs due to the Diligenta outsourcing arrangement. This is partially offset by £(16) million of costs in relation to the transition of ROL, with £(14) million recognised within FLG corporate and £(2) million recognised within RSL corporate. The transition costs include £(10) million mainly in relation to the costs of transferring an operating agreement, under which the Company outsources most of its operations, from ROL to the Group, and the recognition of an onerous lease provision in respect of the ROL offices to be taken on by the Group; a further £(6) million relates to restructuring activities. It is expected that the majority of this expenditure will be incurred in 2013.

(iii)
Includes shareholder investment return short-term fluctuations (see note 4(d)) and investment variances arising from the mismatching of fixed interest assets and the liabilities they are backing as well as the impact of credit default assumptions. This latter variance reflects profits or losses in excess of the expected investment return on the assets and the impact of the corresponding economic assumption changes on the liabilities. In 2012, this includes £99 million benefit from the release of unit-linked tax loss provisions as a result of updated fund growth estimates.

(iv)
UK and Heritage non-recurring items for the year ended 31 December 2011 include £68 million (£67 million net of stamp duty expenses) in respect of the gain on acquisition of BHA and £48 million (£46 million net of stamp duty expenses) in respect of the gain on acquisition of WLUK. Further details are set out in note 39. This is offset by £(293) million of non-recurring costs comprising £(133) million of separation and integration costs in respect of the acquired businesses, £(55) million in respect of Solvency II and other finance system developments, £(84) million of reserve impacts in respect of the outsourcing arrangement with Diligenta and £(21) million of other costs.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

(iii)  Revenue and expenses

For the year ended 31 December 2012	UK & Heritage	FPI	Lombard	FLG corporate	RSL corporate	Elimination of intersegment amounts(ii)	Total
	£m	£m	£m	£m	£m	£m	£m
Gross earned premiums on insurance and investment contracts	5,985	1,268	2,377	—	—	—	9,630
Investment contract premiums(i)	(4,197)	(1,150)	(2,377)	—	—	—	(7,724)
Gross earned premiums	1,788	118	—	—	—	—	1,906
Premiums ceded to reinsurers	(597)	(5)	—	—	—	—	(602)
Net earned premiums	1,191	113	—	—	—	—	1,304
Fee and commission income	569	75	105	—	—	—	749
Investment return	7,584	305	1,154	111	17	(94)	9,077
Total revenue	9,344	493	1,259	111	17	(94)	11,130
Intersegment revenue	1	—	—	77	16	(94)	—
Total external revenue	9,343	493	1,259	34	1	—	11,130
Net claims and benefits paid	(3,477)	(18)	—	—	—	—	(3,495)
Movement in insurance and investment contract liabilities	(3,631)	(347)	(1,066)	—	—	—	(5,044)
Transfer to unallocated surplus	(1)	(3)	—	—	—	—	(4)
Movement in net assets attributable to unit-holders	(118)	—	—	—	—	—	(118)
Acquisition expenses	(483)	(89)	(42)	—	—	—	(614)
Administrative and other expenses	(1,195)	(183)	(207)	(20)	(24)	—	(1,629)
Finance costs	(138)	(8)	(1)	(81)	(23)	94	(157)
Total claims, benefits and expenses	(9,043)	(648)	(1,316)	(101)	(47)	94	(11,061)
Intersegment expenses	(77)	(1)	—	(16)	—	94	—
Total external claims, benefits and expenses	(8,966)	(647)	(1,316)	(85)	(47)	—	(11,061)
Share of loss of associates and joint venture	(1)	(2)	—	—	—	—	(3)
Profit/(loss) before tax from continuing operations(iii)	300	(157)	(57)	10	(30)	—	66
Policyholder tax	(258)	—	—	—	—	—	(258)
Shareholder tax	121	26	22	(18)	—	—	151
Segmental result after tax	163	(131)	(35)	(8)	(30)	—	(41)

(i)
Accounted for as deposits under IFRS.

(ii)
Eliminations include inter-segment loan interest. Inter-segment transactions are undertaken on an arm's length basis.

(iii)
Profit before tax from continuing operations is shown gross of intersegment revenues and expenses.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

For the year ended 31 December 2011	UK & Heritage	FPI	Lombard	FLG corporate	RSL corporate	Elimination of intersegment amounts(ii)	Total
	£m	£m	£m	£m	£m	£m	£m
Gross earned premiums on insurance and investment contracts	5,270	1,260	2,373	—	—	—	8,903
Investment contract premiums(i)	(3,225)	(1,177)	(2,373)	—	—	—	(6,775)
Gross earned premiums	2,045	83	—	—	—	—	2,128
Premiums ceded to reinsurers	(598)	(1)	—	—	—	—	(599)
Net earned premiums	1,447	82	—	—	—	—	1,529
Fee and commission income	546	114	110	1	—	—	771
Investment return	2,657	(400)	(461)	57	34	(83)	1,804
Total revenue	4,650	(204)	(351)	58	34	(83)	4,104
Inter segment revenue	2	1	—	47	33	(83)	—
Total external revenue	4,648	(205)	(351)	11	1	—	4,104
Other income(iii)	1 34	—	—	—	—	—	134
Net claims and benefits paid	(3,209)	(7)	—	—	—	—	(3,216)
Movement in insurance and investment contract liabilities	(183)	346	548	—	—	—	711
Transfer from unallocated surplus	490	(6)	—	—	—	—	484
Movement in net assets attributable to unit-holders	48	—	—	—	—	—	48
Acquisition expenses	(497)	(47)	(47)	—	—	—	(591)
Administrative and other expenses	(1,348)	(177)	(208)	(8)	(35)	—	(1,776)
Finance costs	(115)	(9)	(2)	(82)	(40)	83	(165)
Total claims, benefits and expenses	(4,814)	100	291	(90)	(75)	83	(4,505)
Inter segment expenses	(47)	(3)	—	(33)	—	83	—
Total external claims, benefits and expenses	(4,767)	103	291	(57)	(75)	—	(4,505)
Share of loss of associates and joint venture	—	(1)	—	—	—	—	(1)
Loss before tax from continuing operations(iv)	(30)	(105)	(60)	(32)	(41)	—	(268)
Policyholder tax	(220)	—	—	—	—	—	(220)
Shareholder tax	437	(4)	29	(5)	—	—	457
Segmental result after tax	187	(109)	(31)	(37)	(41)	—	(31)

(i)
Accounted for as deposits under IFRS.

(ii)
Eliminations include inter segment loan interest. Intersegment transactions are undertaken on an arm's length basis.

(iii)
Includes gains on acquisitions of BHA (£68 million) and FLWL (£48 million).

(iv)
Loss before tax from continuing operations is shown gross of intersegment revenue and expenses.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

(iv)  Products and services

For the year ended 31 December 2012	Gross earned premiums	Net earned premiums	Fee and commission income	Total external revenue(i)
	£m	£m	£m	£m
UK and Heritage
Corporate benefits	30	24	98	122
Protection	224	144	—	144
Retirement income	321	321	—	321
Heritage:
—With-profits	397	344	3	347
—Pensions	71	(15)	178	163
—Investments	139	132	79	211
—Protection	426	278	(5)	273
—Annuities	180	(37)	6	(31)
—Other	—	—	210	210
FPI
—Investment	92	90	68	158
—Protection	26	23	—	23
—Other	—	—	7	7
Lombard
—Investment	—	—	105	105
Total	1,906	1,304	749	2,053

(i)
Total external revenue does not include investment return of £9,077 million (2011: £1,804 million).

For the year ended 31 December 2011	Gross earned premiums	Net earned premiums	Fee and commission income	Total external revenue
	£m	£m	£m	£m
UK and Heritage
Corporate benefits	80	80	69	149
Protection	155	90	—	90
Retirement income	273	273	—	273
Heritage:
—With-profits	688	537	34	571
—Pensions	169	161	177	338
—Investments	120	112	71	183
—Protection	543	397	—	397
—Annuities	17	(203)	11	(192)
—Other	—	—	184	184
FPI
—Investment	70	69	101	170
—Protection	13	13	—	13
—Other	—	—	13	13
Lombard
—Investment	—	—	110	110
—Corporate	—	—	1	1
Total	2,128	1,529	771	2,300

Products and services are presented consistently with the disclosure of business segments, with each segment being broken down into the business units and products of which they comprise.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

(v)   Assets and liabilities

As at 31 December 2012	UK & Heritage	FPI	Lombard	FLG corporate	RSL corporate	Elimination of inter- segment amounts(i)	Total
	£m	£m	£m	£m	£m	£m	£m
Segment assets	99,255	8,306	19,485	1,966	136	(1,443)	127,705
Investments in associates held for sale and joint venture	4	30	—	—	—	—	34
Total assets	99,259	8,336	19,485	1,966	136	(1,443)	127,739
Total liabilities	95,169	8,014	19,116	1,182	3	(1,443)	122,041
Other segment information:
—Capital expenditure	1	—	4	2	—	—	7
—Depreciation	1	—	2	2	—	—	5
—Amortisation	314	97	83	1	—	—	495
—Impairment	—	19	—	—	—	—	19

As at 31 December 2011	UK & Heritage	FPI	Lombard	FLG corporate	RSL corporate	Elimination of inter- segment amounts(i)	Total
	£m	£m	£m	£m	£m	£m	£m
Segment assets	99,262	7,450	18,190	1,725	294	(1,552)	125,369
Investments in associates and joint venture	5	32	—	—	—	—	37
Total assets	99,267	7,482	18,190	1,725	294	(1,552)	125,406
Total liabilities	94,551	7,189	17,773	1,003	447	(1,552)	119,411
Other segment information:
—Capital expenditure	7	—	4	9	—	—	20
—Depreciation	1	—	1	2	—	—	4
—Amortisation	458	134	95	1	—	—	688
—Impairment	71	—	—	—	—	—	71

(i)
Eliminations mainly comprise intercompany loans.

c)    Geographical segmental information

In presenting geographical segment information, revenue is based on the geographical location of customers. The Group has defined two geographical areas: UK and the rest of the world.

For the year ended 31 December 2012	UK	Rest of the world	Total
	£m	£m	£m
Gross earned premiums	1,785	121	1,906
Fee and commission income	587	162	749
Revenue from external customers	2,372	283	2,655
Investment return			9,077
Premiums ceded to reinsurers			(602)
Total revenue			11,130

For the year ended 31 December 2011	UK	Rest of the world	Total
	£m	£m	£m
Gross earned premiums	2,042	86	2,128
Fee and commission income	566	205	771
Revenue from external customers	2,608	291	2,899
Investment return			1,804
Premiums ceded to reinsurers			(599)
Total revenue			4,104

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

4.     Investment return

a)    Analysis of investment return

For the year ended 31 December	2012	2011
	£m	£m
Interest income:
—assets at fair value through profit or loss	1,565	1,733
—loans and receivables	24	27
Expected return on pension scheme assets, net of interest cost	3	6
Curtailment gain on defined benefit pension scheme	32	—
Dividend income	1,636	1,443
Rental income	185	190
Movement in fair value:
—investment properties	(103)	45
—financial assets or financial liabilities at fair value through profit or loss:
—financial derivative instruments	57	173
—financial assets designated on initial recognition	5,676	(1,813)
Retranslation of foreign currency loans and borrowings	2	—
Total investment return	9,077	1,804

b)    Longer term investment return—IFRS based operating profit

The longer term investment return used in arriving at IFRS based operating profit before tax is calculated in respect of equity and fixed interest investments of shareholder funds and surplus assets held within long-term funds, by applying the longer term rate of return for each investment category to the quarterly weighted average of the corresponding assets, after adjusting for the effect of any short-term market movements. The longer term rates of return are based on assumed gilt and cash returns, adjusted where appropriate to reflect the additional risks associated with the type of investment. The directors have determined the assumptions to be applied as follows:

For the year ended 31 December	2012	2011
	%	%
Equities	5.40	6.70
Government fixed interest	2.40	3.70
Other fixed interest	4.22	5.00
Cash (life and pensions business)	2.40	3.70
Cash (corporate)	1.35	1.14

The rate applied to cash held in the life and pensions businesses and government fixed interest investments reflects the annualised swap curve spot rate, based on the term of the gilt portfolio (typically around 10 years). The expected rate of return applied to equities and other fixed interest investments incorporates an additional risk premium. The rate applied to the cash held at corporate level is the one year spot rate reflecting the typically short-term nature of those cash balances.

The longer term investment return also includes the expected return on the Group's external debt, including the STICS, calculated using the coupon on these instruments and their market value at the start of the year.

c)    Sensitivity of longer term investment return—IFRS based operating profit

For the year ended 31 December	2012	2011
	£m	£m
Longer term investment return:	(23)	(26)
—After the impact of a 1% increase in the longer term rates of investment return	(4)	(1)
—After the impact of a 1% decrease in the longer term rates of investment return	(41)	(50)

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

d)    Comparison of shareholder longer term and actual investment return—IFRS based operating profit

	2012	2011
	£m	£m
Actual investment return attributable to shareholders	(44)	(72)
Longer term shareholder investment return	23	26
Deficit of actual shareholder return over longer term return	(21)	(46)

Short-term fluctuations in investment return reported in IFRS based operating profit of £275 million comprises £(21) million deficit of actual shareholder return over longer term return, as shown above, together with £197 million variance arising from investment variances and economic assumption changes on assets backing long-term business, and £99 million benefit from the release of unit-linked tax loss provisions.

5.     Net claims and benefits paid

For the year ended 31 December 2012	Gross claims and benefits paid	Amounts receivable from reinsurers	Total net claims and benefits paid
	£m	£m	£m
UK and Heritage
Corporate benefits	151	(13)	138
Protection	116	(68)	48
Retirement income	48	—	48
Heritage:
—With-profits	1,844	(5)	1,839
—Pensions	195	(124)	71
—Investments	1,038	(22)	1,016
—Protection	172	(89)	83
—Annuities	591	(357)	234
FPI
—Investment	16	(1)	15
—Protection	4	(1)	3
Total	4,175	(680)	3,495

For the year ended 31 December 2011	Gross claims and benefits paid	Amounts receivable from reinsurers	Total net claims and benefits paid
	£m	£m	£m
UK and Heritage
Corporate benefits	138	(3)	135
Protection	85	(51)	34
Retirement income	170	(109)	61
Heritage
—With-profits	1,684	108	1,792
—Pensions	485	(249)	236
—Investments	764	(29)	735
—Protection	224	(79)	145
—Annuities	302	(231)	71
FPI
—Investment	6	—	6
—Protection	1	—	1
Total	3,859	(643)	3,216

Net claims and benefits are presented consistently with the disclosure of business segments, with each segment being broken down into the business units and products of which they are comprised.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

6.     Acquisition expenses

For the year ended 31 December	2012	2011
	£m	£m
Commission	323	383
Other acquisition expenses	486	493
Deferral	(274)	(369)
Amortisation and impairment of deferred acquisition costs(i)	79	84
Net acquisition expenses	614	591

(i)
For the year ended 31 December 2012, this includes an impairment charge of £8 million in respect of the FPI segment's Overseas Life Assurance Business ("OLAB") operations.

7.     Administrative and other expenses

a)    Analysis of administrative and other expenses

For the year ended 31 December	2012	2011
	£m	£m
Amortisation and impairment of intangible assets	514	759
Employee remuneration	171	189
Auditor's remuneration (7b)	6	11
Investment expenses and charges	248	246
Investment property expenses	8	9
IT costs	36	45
Operating lease rentals, land and buildings	21	22
Renewal commission	62	56
Non-recurring costs (7c)	333	212
Other administrative expenses	230	227
Total administrative and other expenses	1,629	1,776

b)    Auditor's remuneration

During the year the Group obtained the following services from the Group's auditor, Ernst & Young LLP, at costs as detailed in the table below.

For the year ended 31 December	2012	2011
	£m	£m
Audit of the financial statements	0.2	0.2
Audit of subsidiaries	4.0	4.9
Total audit	4.2	5.1
Audit related assurance services	1.1	1.3
Other assurance services	0.6	0.5
All taxation advisory services	0.1	0.1
Corporate finance services (excluding amounts included above in tax and advisory and other assurance services)	—	3.0
Audit of Market Consistent Embedded Value ("MCEV") supplementary information	0.5	0.5
Other non audit services	—	0.1
Total non audit services	2.3	5.5
Total fees	6.5	10.6

In addition, £45,850 (2011: £45,000) was payable in respect of the audit of the Group pension schemes.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

c)    Non-recurring costs

Non-recurring costs for the year include charges related to separation and integration activities in respect of the acquired businesses, expenditure on enhancing systems and reporting processes including Solvency II, costs in respect of the transition and service improvement elements of the outsourcing arrangement with Diligenta, costs related to the capital optimisation programme, and costs taken on by the Group in relation to the termination of arrangements between the Company and ROL and the adoption of unified membership of the boards of the Company and FLG.

8.     Staff pension schemes

a)    Introduction

The Friends Life group operates a defined benefit scheme: the Friends Provident Pension Scheme ("FPPS"), which closed to active membership at 31 December 2012. On 1 January 2013, the Group set up a defined contribution scheme for UK employees as part of the My Money savings and investments platform called the Flexible Retirement Account ("FRA"). Employer contributions are typically in the range 6.3% to 13.2% depending on contribution levels selected by members and has a minimum employer plus member contribution level of 9% of pensionable salary (basic annual salary up to a defined earnings cap). The FRA will be used for auto-enrolment from the Group's UK staging date of May 2013. FPIL and Sesame Bankhall Group operate defined contribution arrangements. Lombard does not operate a pension scheme.

Employees of the acquired AXA UK Life Businesses (including FLWL) and BHA have been placed into new defined contribution arrangements for service accruing after the acquisition date. The pension obligations for service accruing up to the date of the acquisition are not borne by the Group, as these obligations have remained with AXA UK plc and Bupa Finance plc respectively.

b)    FPPS defined benefit scheme overview

On an IAS 19: Employee Benefits basis, a gross surplus of £62 million has been recognised in respect of the FPPS at 31 December 2012 (2011: £52 million). A deficit reduction plan was entered into in June 2010 based on the triennial valuation as at 30 September 2008, which showed a deficit on a funding basis of £65 million. Deficit reduction contributions of £20 million per annum for the next four years were subsequently agreed with the Trustee and commenced in July 2010. The latest triennial valuation of the scheme was performed as at 30 September 2011 and showed a deficit on a funding basis of £185 million. This valuation is performed to assist the Group and Trustee in agreeing future levels of funding and as at the balance sheet date an additional deficit reduction plan was being considered by the Group and Trustee.

In January 2013, Friends Life Management Services Limited, a group company, agreed a new deficit reduction plan with the Trustee of the FPPS based on the results of the triennial valuation performed as at 30 September 2011. The plan sets out a new schedule of deficit reduction contributions of £175 million, in addition to a £20 million contribution paid in July 2012 following the triennial valuation date, plus a further contribution of £20 million already scheduled for July 2013 under the previous deficit reduction plan. The new recovery plan commenced in January 2013 with a payment of £1.5 million, and a further £1.5 million scheduled in July 2013 in addition to the £20 million previously agreed. These will be followed by payments of £21.5 million per annum by 31 July each year for the next eight years from 2014 to 2021.

The agreement of the deficit reduction plan is a non-adjusting post balance sheet event and is not recognised in the results as at 31 December 2012. The impact post agreement in January 2013 is to increase the authorised payments surplus charge by £61 million, resulting in a gross reduction of the pension asset by the same amount. The agreement of the deficit reduction plan will also reduce the IGCA surplus by £89 million, before any applicable tax relief.

Under IFRIC 14, deficit reduction contributions are considered to be a minimum funding requirement and, to the extent that the contributions payable will not be available after they are paid into the scheme, a liability is recognised when the obligation arises. An additional liability of £29 million has been

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

recognised at 31 December 2012 (2011: £32 million), reflecting the 35% tax that would arise on any notional refund in respect of the resultant IAS 19 surplus of £82 million (£20 million deficit reduction contributions plus the current surplus of £62 million). A deferred tax asset of £5 million (2011: £10 million) has also been recognised to reflect tax relief at a rate of 23% (2011: 25%) that is expected to be available on the deficit reduction contributions, in future periods.

On 28 September 2012, following formal consultation, the Group confirmed its decision to close the FPPS to active membership effective from 31 December 2012. Former active members of the FPPS will no longer contribute to, or build up future benefits in, the FPPS. UK staff have been offered membership of a FRA under Friends Life My Money savings and investment platform from 1 January 2013. The FRA is a Personal Pension Plan. The curtailment gain in respect of the FPPS on an IAS 19 basis on closure is £22 million. The changes reduce the Group's future balance of costs; reduce the risks associated with the scheme and ensure fairness to the majority of UK colleagues who are also provided with membership of FRA from 1 January 2013.

A further curtailment gain in respect of the FPPS on an IAS 19 basis of £10 million results from the outsourcing agreement entered into with Diligenta, under which a number of staff who transferred employment become deferred members of the scheme.

Both curtailments relate to reduced future anticipated costs of funding as these deferred benefits are no longer linked to final salary.

An analysis of the amounts recognised in the financial statements in respect of the FPPS is set out below.

As at 31 December	2012	2011
	£m	£m
Amounts recognised in the consolidated statement of financial position
IAS 19 pension surplus (excluding deficit reduction contributions)	62	52
Authorised payments surplus charge (penal tax) at 35% of available surplus following deficit reduction contributions	(29)	(32)
Net pension scheme surplus (excluding deficit reduction contributions)	33	20

Movement in IAS 19 pension surplus

For the year ended 31 December	2012	2011
	£m	£m
Pension surplus at 1 January	52	66
Service cost(i)	(7)	(7)
Interest cost(i)	(60)	(57)
Expected return on pension assets(i)(ii)	63	63
Curtailment gain(i)(ii)	32	—
Employer contributions	27	33
Actuarial losses	(45)	(46)
Pension surplus at 31 December (excluding authorised payments surplus charge)	62	52
Deficit reduction contributions, agreed as at 31 December	20	40
Available surplus subject to authorised payments surplus charge	82	92

(i)
Recognised in the consolidated income statement. The total profit recognised in the income statement for the year ended 31 December 2012 is £28 million (2011: loss of £1 million).

(ii)
The actual return on plan assets for the year ended 31 December 2012 is £64 million (31 December 2011: £185 million).

(iii)
The curtailment gain arises as a result of the closure of the FPPS to future service accrual and the outsourcing agreement entered into with Diligenta.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Analysis of net pension surplus and related deferred tax asset

As at 31 December 2012	Pension surplus	Deferred tax
	£m	£m
Gross IAS 19 pension surplus and related deferred tax liability	62	(14)
Irrecoverable element of deficit reduction contributions (authorised payments surplus charge on available surplus)	(29)	—
Restriction of liability to authorised payments surplus charge	—	14
Tax relief available on deficit reduction contributions	—	5
Pension surplus and related deferred tax asset	33	5

As at 31 December 2011	Pension surplus	Deferred tax
	£m	£m
Gross IAS 19 pension surplus and related deferred tax liability	52	(13)
Irrecoverable element of deficit reduction contributions (authorised payments surplus charge on available surplus)	(32)	—
Restriction of liability to authorised payments surplus charge	—	13
Tax relief available on deficit reduction contributions	—	10
Net pension surplus and related deferred tax asset	20	10

Amounts recognised in the consolidated statement of comprehensive income

For the year ended 31 December	2012	2011
	£m	£m
Actuarial losses	(45)	(46)
Reverse authorised payments surplus charge on opening surplus	32	44
Irrecoverable element of deficit reduction contributions (authorised payments surplus charge on available surplus)	(29)	(32)
Actuarial losses on defined benefit schemes	(42)	(34)
Taxation	7	2
Actuarial losses on defined benefit schemes after tax	(35)	(32)

A tax charge of £(5) million (2011: £(6) million) in respect of deficit reduction contributions and credits of £12 million (2011: £8 million) in respect of other movements in the pension scheme are included in the aggregate tax line of the consolidated statement of comprehensive income.

c)    FPPS additional disclosures

i)     Principal assumptions used by the Scheme Actuary in calculating the scheme liabilities

For the year ended 31 December	2012	2011
	%	%
Rate of increase in salaries(i)	3.00	3.00
Rate of increase in pensions in payment	Relevant RPI inflation swap curve	Relevant RPI inflation swap curve
Discount rate for deferred members (and active members in 2011)	4.75	5.03
Discount rate for pensioners	4.20	4.76

(i)
Fixed rate of salary increases assumed for two years of 3% (2011: salary increases of 3% assumed for three years) then salary increases at National Average Earnings (assumed retail price index ("RPI") + 1%) plus an allowance for salary scale increases. With the closure of the scheme as at 31 December 2012, all active members become deferred members and the impact of the 2012 salary assumptions are reflected in the curtailment gains noted.

The inflation rate assumptions for revaluation of deferred pensions in excess of Guaranteed Minimum Pensions ("GMPs") have been based on the consumer price index as the statutory inflation index. The scheme applies the revaluation factors published by the Government with the factors based on the

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

higher compound cap of 5% per annum applied in respect of benefits accrued up to 31 December 2010 and on the lower compound cap of 2.5% per annum applied for benefits between 1 January 2011 and 31 December 2012 (when the scheme closed to active membership).

ii)    Mortality assumptions

Mortality assumptions are a proportion of the "SAPS-All" series mortality tables published by the Continuous Mortality Investigations ("CMI"), with proportions varying by sex and by status determined from an analysis of the members' postcodes and annual pension amounts:

Proportion of "SAPS-All" likelihood of death in any year:	2012	2011
	%	%
Male pensioner	83	83
Female pensioner	98	98
Male non-pensioner	90	90
Female non-pensioner	100	100

In addition, allowance is made for future improvements in mortality according to each individual's year of birth through the use of the CMI's 2011 projection method, with a long-term trend parameter of 1.5% p.a.

The mortality assumptions provide the following average life expectancies of future pensioners currently aged 46 retiring at the age of 60, and current pensioners aged 70.

For the year ended 31 December	2012	2011
	years	years
Expected age at death of future male pensioner	90	90
Expected age at death of future female pensioner	92	92
Expected age at death of current male pensioner	89	89
Expected age at death of current female pensioner	90	90

The present value of providing an annuity of £1 per annum for members aged 60, based on the above assumptions, is as follows:

Cost of annuities	2012	2011
	£	£
Male annuity	25.69	25.36
Female annuity	24.75	24.72

These rates assume a monthly payments model with a discount rate of 4.75% (2011: 5.03%). The rates also assume two-thirds of the members' benefit will be paid to the spouse or civil partner on the death of the member. A guarantee is provided for pensioners who die within five years of retiring. Pensions in payment in excess of the GMPs accrued up to 31 December 2010 will increase in line with the RPI with a minimum of zero and a maximum of 5% and accrued from 1 January 2011 to 31 December 2012 (when the scheme closed to active membership) will increase in line with the RPI with a minimum of zero and a maximum 2.5%.

Cost of annuities	2012 % of total membership	2011 % of total membership
Active members	—	10
Deferred members	72	63
Pensioners	28	27
	100	100

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

The sensitivities regarding the principal assumptions used to measure the scheme liabilities are set out below:

Assumption	Increase/decrease in assumption	Increase/decrease in scheme liabilities
Inflation	0.5%	7.5%
Salaries	0.5%	0.0%
Pensions	0.5%	7.2%
Discount rate	0.5%	10.9%
Rate of mortality	1 year	2.5%

iii)   Changes in the present value of obligations of defined benefit scheme

For the year ended 31 December	2012	2011
	£m	£m
Present value of obligations at 1 January	1,242	1,047
Current service cost	7	7
Interest cost	60	57
Contributions by plan participants	—	1
Actuarial losses	46	168
Benefits paid	(41)	(38)
Curtailment	(32)	—
Present value of obligations at 31 December	1,282	1,242

iv)    Analysis of defined benefit obligations

The profile of the obligations is analysed as follows:

As at 31 December	2012	2011
	£m	£m
Active members	—	228
Deferred members	716	495
Pensioners	566	519
Wholly or partly funded plans	1,282	1,242

v)     Changes in present value of defined benefit plan assets

For the year ended 31 December	2012	2011
	£m	£m
Fair value of plan assets at 1 January	1,294	1,113
Expected return on plan assets	63	63
Actuarial gains	1	122
Employer contributions	27	33
Contributions by plan participants	—	1
Benefits paid	(41)	(38)
Fair value of plan assets at 31 December	1,344	1,294

At 31 December 2012, there are no investments in internal linked funds (2011: £nil).

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

vi)    Assets in the defined benefit scheme and the expected rate of return

	Expected rate of return 2012	Value 2012	Expected rate of return 2011	Value 2011
	%	£m	%	£m
Equities	5	201	5	180
Liability-driven investment ("LDI") pools	5	385	5	398
Fixed interest (LDI in specie)	5	170	5	173
Insured assets	4	559	5	513
Cash	1	29	2	30
Total market value of assets		1,344		1,294
Present value of scheme liabilities		(1,282)		(1,242)
Surplus in the scheme		62		52

The expected return on net pension scheme assets is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding year.

vii)    History of experience gains and losses of defined benefit scheme

	2008	2009	2010	2011	2012
	£m	£m	£m	£m	£m
Present value of defined benefit obligation	(912)	(953)	(1,047)	(1,242)	(1,282)
Fair value of plan assets	1,025	1,012	1,113	1,294	1,344
Surplus	113	59	66	52	62
Difference between the expected and actual return on scheme assets
—Amounts	(17)	(66)	36	122	1
—Percentage of closing scheme assets	(2)%	(7)%	3%	9%	0%
Experience gains and losses on scheme liabilities
—Amounts	(17)	(5)	3	11	3
—Percentage of the present value of the scheme liabilities	(2)%	(1)%	0%	1%	0%
Total amount recognised in the statement of comprehensive income
—Amounts	85	(77)	(46)	(34)	(42)
—Percentage of the present value of the scheme liabilities	9%	(8)%	(4)%	(3)%	(3)%

The table above is provided for information purposes as the FPPS has been in existence for longer than the 38 months since the Group acquired Friends Provident on 4 November 2009.

viii)    Future funding

As stated in section (b), an updated triennial valuation as at 30 September 2011 was performed and an agreement entered into in January 2013 to pay across additional deficit funding contributions totalling £195 million from January 2013 to July 2021, plus a £20 million contribution already paid following the triennial date. From 1 July 2007 the scheme has been closed to new members and was closed to active membership effective from 31 December 2012.

Existing member contributions were 7% in 2012 for benefits with a pension age of 60, and 2% for benefits with a pension age of 65. The Group paid contributions of 15% in 2012 plus a shortfall contribution paid in January 2013, agreed with the Trustee, of £4 million for the cost of accrual between 1 October 2011 and 31 December 2012.

A Statement of Funding Principles was agreed by the Group and the Trustee in January 2013. That statement provides the principles around assumption setting, in particular, choosing the discount rate,

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

future price inflation, future pension increases, rates of mortality, pension commencement age, and typical partner or dependant information and assumes:

•
the discounted value of the annuity contract with Aviva Annuity UK Limited ("Aviva") will exactly match the discounted liabilities for pensioners insured under the contract. The pensions in payment up to 30 June 2012 have now been reassured by the Trustees to Aviva under a buy-in annuity contract where the premium progressively transfers from the Trustee to Aviva over the duration of the contract; and

•
the discounted value of non-insured liabilities will be measured using an interest rate swap curve plus a margin of 0.75%, reflecting an expected return on the scheme's other investments equivalent to swap yields, and the strategic allocation of 25% of the scheme's non-annuity investments in equities.

In addition the Trustee has the following objectives for investments, as set out in the Statement of Investment Principles:

•
to achieve and maintain a minimum funding level of 100% on a long-term ongoing basis; and

•
to agree the cost of providing the benefits and consult the Employer on any material changes that may be required to the agreed funding arrangements in light of experience.

Amounts paid to FPPS in the past three years and expected future payments over the next two years are as follows:

£m
FPPS (DB) contributions paid
2010	41
2011	33
2012	27
FPPS contributions expected to be paid
2013	28
2014	23

ix)    Risk management

The scheme's assets, which are administered by four external investment managers, are held under the control of the Trustee and used to secure benefits for the members of the scheme and their dependants in accordance with the Trust Deed and Rules. The Trustee board consists of a chairman who is appointed by the employer and six additional directors of which three are employ-appointed directors and three are members nominated trustee directors.

The Trustee has established a separate Risk and Investment Subcommittee ("RISC") which is responsible for assisting the Trustee in investment policy and monitoring the scheme's investments. The RISC seeks advice from the investment adviser and believes it has sufficient skills and expertise to make investment decisions based on this advice.

The Trustee sets general investment policy but delegates day-to-day responsibility for the selection of specific investments (other than investments in respect of members' voluntary contributions) to the Investment Manager.

The Trustee has set performance and risk targets for the Investment Manager on non-insured assets. The performance objectives are long term (five years), however, the Trustee monitors the Investment Manager on a regular basis in order to ensure that it is on track to meet its long-term objectives.

Interest rate and inflation risk

The Trustee originally adopted a LDI strategy in 2003 to reduce exposure to interest rate and inflation risk. This strategy was extended in 2008 to reduce exposure to a wider range of risks in respect of pensions in payment through investing in an insured bulk annuity buy-in contract that covers pensions in payment up to 30 June 2012. The trustee also invests in a pooled LDI product managed by F&C Asset

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Management ("F&C") to reduce exposure to interest rate and inflation risk for some non insured liabilities. Within F&C's pooled product, the Trustee now has a bespoke pool in which the Trustee is the sole investor.

Within the bespoke LDI pool, F&C manage a LIBOR sub-fund of fixed interest securities together with interest rate and inflation swaps that can have durations of up to 50 years. The LDI product is collateralised daily and is managed within a controlled leverage range by F&C; the LDI pools have a weekly investment valuation. The flexibility of F&C's LDI product means that the scheme can review the liabilities periodically to ensure the interest rate and inflation sensitivities are appropriately matched based on the latest cash flow data for non-insured members.

The allocation to matched assets including the bespoke LDI pool, cash and fixed interest is currently 75% of the non-insured assets.

The buy-in annuity contract mitigates a wider range of risks than the original LDI strategy and for the pensions in payment that have been progressively insured up to 30 June 2012, covers market and longevity risk in addition to interest rate and inflation risk.

Market risk

The Trustee, with the full support of the Group, has agreed and implemented a strategic asset allocation to return-seeking assets of 25% of the non-insured fund.

Longevity risk

The Trustee, with the full support and involvement of the Group, first invested in a bulk annuity contract with Aviva as a buy-in investment in 2008 with further tranches of investment in each of the years 2009, 2010, 2011 and 2012. The contract between the Trustee and Aviva now reassures benefits for pensioners in payment up to 30 June 2012 and includes a facility for the Trustee to invest further tranches of benefits in 2013.

The contract is an investment of the Trustee and includes additional security to that of a standard bulk annuity contract with an insurance company. The ownership of the scheme's assets are being drip fed to Aviva over the duration of the contract. This additional protection has been negotiated by the Trustee to mitigate the risk of any decline in the financial strength of Aviva as the counterparty under the contract. This was a general requirement of the tender process for any counterparty to be selected. These assets have been set up under a ring-fenced Trustee Investment Plan that is managed by Aviva and with the title to those assets secured in the Trustee's name through a safekeeping custody account set up with Citibank. These ring-fenced assets would only be accessed by the Trustee in the event of Aviva failing to meet its obligations under this long-term contract.

Currency risk

From December 2009 the Trustee has invested its return-seeking assets through two new managers, Aberdeen Unit Trust Managers Limited and Walter Scott & Partners Limited in their global equity pooled funds. These managers take account of currency risks within their pooled fund vehicles.

Operational risk

The investment managers do not directly hold the scheme's securities for non-insured assets. These non-insured assets are held in separate accounts with custodians, as appointed by the Investment Manager for pooled vehicles or by the Trustee for non-pooled investments. Special arrangements noted above apply to insured assets under the Aviva contract.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

d)    Other pension schemes

Contributions to the defined contribution schemes were as follows:

For the year ended 31 December	2012	2011
	£m	£m
AXA UK Life Businesses and BHA	8.4	10.2
Friends Provident	3.8	3.3
FPI	1.0	0.9
Sesame Bankhall Group	0.8	0.8

The defined contribution scheme for former Friends Provident employees who have joined since July 2007 and the defined contribution scheme for former AXA and BHA employees and new joiners to Friends Life in the UK, are operated under the same Group Personal Pension Plan with Friends Life as the product provider. Although described as different defined contribution schemes, the Group Personal Pension Plan covers both schemes. The range of amounts the Group contributed in 2012 depended on the contribution structure for each section. Typically the Group contributed in a range between 7.3% and 13.2% depending on the employees' contributions and whether they are paid via salary sacrifice.

On 28 September 2012, the Group confirmed that the Group Personal Pension Plan was to be closed to future contributions from 31 December 2012. UK employees were offered membership to the FRA from 1 January 2013. The Group contributes in a range between 6.3% and 13.2% depending on the employees' contributions and whether they pay via salary sacrifice.

9.     Share-based payments

Lombard International Assurance SA

Description of the schemes

i)     Equity based scheme

Lombard senior management have been incentivised through a scheme that entitles them to share in the growth in value in Lombard. The scheme is an equity-settled share-based payment scheme. Subject to achievement of performance conditions, the scheme entitles participants to shares in Resolution Limited. The scheme lasts for six years, with 25% of the value accruing on the third, fourth, fifth and sixth anniversary of the scheme, with an effective start date of 1 January 2009. Scheme participants purchase shares in Lombard when they join the scheme. As at 31 December 2012, participants owned 0.8 million shares in Lombard (2011: 1.6 million). A total of 0.5 million Lombard shares (2011: nil) were repurchased by the Group in June 2012 as part of the 2012 scheme payout and 0.3 million Lombard shares were returned by scheme leavers.

The scheme's fair value on the commencement date was the best estimate of the cost of the scheme, based on probability weighted performance scenarios to estimate the number of awards expected to vest. This initially resulted in a fair value of £10 million to be expensed over the six-year term of the scheme.

During 2010, the terms of the scheme were modified resulting in the fair value of the scheme increasing from £10 million to £22 million. This increased the total expense by £12 million spread over the years 2010 to 2015.

In 2012, being the third anniversary of commencement of the scheme, an independent assessment was carried out to determine whether performance conditions had been met to require a payout under the terms of the scheme. The assessment concluded that performance conditions had been met and accordingly Lombard senior management received shares in Resolution Limited equating to a total market value of £5 million. No new Resolution Limited shares were issued in connection with this payout under the scheme.

A charge of £4 million has been recognised in the consolidated income statement in respect of this scheme in 2012 (2011:£6 million) with a corresponding increase to equity.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

ii)    Cash based schemes

Lombard middle management are incentivised through a scheme that entitles them to cash payments, based on a valuation of the Lombard business as at 31 December each maturity year. The first allocations were granted to participants in April 2010 and the first pay-outs, subject to the scheme performance conditions being met, will occur in 2013. A second allocation was made in 2011, and a third in 2012.

In order to estimate the required liability, as each tranche of the scheme has a duration of three years, stochastic modelling techniques (based on option pricing methodology) are used to calculate both the intrinsic value and the time value of the liability under the scheme.

A charge of £1 million has been recognised in the consolidated income statement (2011: £1 million) and a corresponding liability is included in the consolidated statement of financial position. The total liability as at 31 December 2012 is £2 million (2011:£1 million).

A cash settled retention bonus plan was put in place alongside, but separate to, the equity based scheme, enabling participants to receive a return of their initial investment if certain performance conditions are met.

A charge of £4 million has been recognised in the consolidated income statement (2011: £nil) and a corresponding liability is included in the consolidated statement of financial position. A total of £2 million was paid out to the scheme participants in the year with a resultant total liability as at 31 December 2012 of £2 million (2011: £nil).

Friends Life group

Description of the schemes

i)     Long Term Incentive Plan ("LTIP")

FLG introduced a LTIP in 2010 to incentivise key individuals in the business by entitling them to a percentage share in the difference between the value realised from the Friends Life group (for example through payment of dividends to the Resolution holding companies) and the aggregate cost of the acquired Friends Life companies.

The scheme is a cash-settled share-based payment scheme and the fair value of the awards in issue, being the relevant percentage of the value expected to emerge from the Friends Life group, is measured at each reporting date, with any changes in fair value being recognised in the consolidated income statement for the period.

The value expected to emerge has been estimated using forecasts and scenario-based modelling of likely outcomes based on varying levels of profitability of the business. This is reassessed at each reporting date.

The total number of units capable of being awarded is 10,000, and awards are allocated in single units of 1/10,000th of this number. The number of awards issued in the period was 3,700 and 1,100 were forfeited (2011: 2,975 and 1,150 respectively). At 31 December 2012 there were 7,925 (2011: 5,325) awards in issue and a credit of £2 million (2011: £2 million charge) has been recognised in the consolidated income statement with a corresponding reduction in the liability recognised in the consolidated statement of financial position. The total liability as at 31 December 2012 is £5 million (2011: £7 million).

This year, at the 2013 annual general meeting ("AGM"), a resolution will be submitted for shareholder approval in respect of amendments to the Friends Life group LTIP. The changes are proposed in order to continue to properly incentivise the Group's senior executives in the wake of the change in the Company's strategy, as announced in August 2012. The LTIP was primarily designed to mature on an exit by the Company's from the Friends Life business, provided that a 12% internal rate of return had been achieved. As the Company strategy is no longer focused on an exit event, it is proposed to amend the LTIP terms so that the implicit need for an exit event is replaced with a market value based calculation to measure performance, without altering the required internal rate of return.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

ii)    Deferred Share Award Plan ("DSAP")

Certain key management have one-third of any annual bonus deferred into shares in Resolution Limited for a period of three years. The awards are accounted for as equity-settled schemes. The fair value of these schemes is calculated at each award date based upon the number of shares awarded and the expense charge is recognised over the course of the vesting period.

A charge of £1 million (2011: £nil) has been recognised in the consolidated income statement in respect of these schemes and a corresponding increase in equity is included in the consolidated statement of financial position.

iii)    Share awards

Certain directors are entitled to cash and shares in Resolution Limited to compensate them for awards they forfeited from their previous employer as a result of joining FLG. The share element of these awards are treated as equity-settled schemes. The fair value of these schemes is estimated at the grant date and is recognised over the course of the vesting periods.

A charge of £1 million (2011: £nil) has been recognised in the consolidated income statement in respect of these schemes and a corresponding increase in equity of £1 million is included in the consolidated statement of financial position.

Sesame Bankhall Group

Description of the scheme

Key management of SBG have been incentivised through a scheme that entitles them to a share in the growth of SBG. The scheme is a cash-settled scheme. Subject to service conditions, the scheme entitles participants to cash that equates to 20% of the value of growth in share values of Friends Life Distribution Limited ("FLDL"); the immediate parent of the SBG companies. The plan commenced on 6 May 2011 and lasts for five years, with one-third of the value accruing on each of the dates 31 December 2014, 31 December 2015 and 31 December 2016. Scheme participants purchase shares in FLDL when they join the scheme. As at 31 December 2012, the scheme participants have purchased 0.5 million shares (2011: 0.5 million).

The fair value of the obligation under the scheme is estimated at each reporting date, and is recognised over the course of the vesting period. The scheme has been valued based upon profit projections to 2015.

A charge of £6 million (2011: £3 million) has been recognised in the consolidated income statement in respect of this scheme and a corresponding liability is included in the consolidated statement of financial position. The liability at 31 December 2012 is £9 million (2011: £3 million).

10.    Finance costs

For the year ended 31 December	2012	2011
	£m	£m
Subordinated loan interest	62	46
Deferred consideration notes interest	23	30
Interest paid to reinsurers	58	60
Interest on acquisition finance facility	—	10
Interest paid to credit institutions	14	19
Total finance costs	157	165

Interest expense is calculated using the effective interest rate method.

Interest paid to reinsurers represents payments in relation to a reinsurance treaty as detailed in note 31.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

11.    Taxation

a)    Tax recognised in the consolidated income statement

For the year ended 31 December	2012	2011
	£m	£m
Current tax
UK corporation tax at 24.5% (2011: 26.5%)	68	52
Adjustments in respect of prior periods	(4)	(11)
Overseas taxation	11	18
Total current tax charge	75	59
Deferred tax
Origination and reversal of temporary differences	31	(322)
Adjustments in respect of prior periods	1	26
Total deferred tax charge/(credit)	32	(296)
Total tax charge/(credit)	107	(237)
Analysis:
—policyholder tax	258	220
—shareholder tax	(151)	(457)
Total tax charge/(credit)	107	(237)

Policyholder tax is tax on the income and investment returns charged to policyholders of linked and with-profits funds. Shareholders' tax is tax charged to shareholders on the profits of the Group.

During the year legislation was enacted to bring a decrease in the rate of corporation tax from 24% on 1 April 2012 to 23% on 1 April 2013. Under IFRS, deferred tax is calculated using rates substantively enacted by the balance sheet date and as such the reduction to a 23% rate has been taken into account in deferred tax balances. The average rate of corporation tax for the full calendar year is 24.5%.

Further incremental rate reductions were announced in the Chancellor's Autumn Statement on 5 December 2012 and Budget on 20 March 2013. These will reduce the rate to 21% from 1 April 2014 and to 20% from 1 April 2015. The benefit to the Group's net assets arising from these further reductions is estimated to be approximately £90 million in total and will be recognised upon substantive enactment of the legislation.

b)    Factors affecting tax charge for year

For the year ended 31 December	2012	2011
	£m	£m
Profit/(loss) before tax from continuing operations	66	(268)
Profit/(loss) before tax from continuing operations determined with reference to the average rate of corporation tax in the UK of 24.5% (2011: 26.5%)	16	(71)
Effects of:
—non-taxable income	(120)	(232)
—deductions not allowable for tax purposes	26	22
—tax on reserving adjustments	24	41
—overseas tax	(10)	(6)
—valuation of tax losses	(75)	(123)
—valuation of unrealised capital losses	43	—
—adjustments in respect of prior periods	(2)	(8)
—non-taxable gain on acquisition	—	(31)
—reduction in corporation tax rate to 24% (2011: 25%)	(61)	(60)
—non-taxable result of Resolution holding companies	8	11
—policyholder tax	258	220
Total tax charge/(credit)	107	(237)

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

12.    Appropriations of profit

a)    Dividends paid on ordinary shares

A final dividend in respect of 2011 of 13.42 pence per ordinary share was paid on 21 May 2012 comprising £150 million of cash and £35 million of shares issued in lieu of dividends. As required by IFRS, the costs of these dividends are taken directly to reserves. An interim dividend of 7.05 pence per ordinary share was paid on 5 October 2012 comprising £43 million of cash and £55 million of shares issued in lieu of dividends.

As required by IAS 10: Events after the balance sheet date, dividends declared after the balance sheet date are not accrued in these accounts. Subject to the approval of shareholders at the annual general meeting on 16 May 2013, a dividend of 14.09 pence per share will be paid on 20 May 2013 amounting to £200 million. Accordingly, this amount is not reflected in these financial statements. The scrip dividend alternative is being discontinued in respect of the 2012 final dividend. Shareholders will be offered a DRIP in its place.

b)    Step-up tier one Insurance Capital Securities interest

The Step-up tier one Insurance Capital Securities ("STICS") are accounted for as equity instruments under IFRS and consequently the interest on the STICS is recorded in the financial statements as though it were a dividend.

Interest on the 2003 STICS is paid in equal instalments in May and November each year at a rate of 6.875%. During the year ended 31 December 2012, interest of £14 million (2011: £14 million) was paid to the 2003 STICS holders.

Interest on the 2005 STICS is paid annually in June at a rate of 6.292%. During the year ended 31 December 2012, interest of £17 million (2011: £17 million) was paid to the 2005 STICS holders.

These interest payments are shown as movements in reserves in these financial statements together with the related tax relief.

13.  Earnings per share

a)    Basic and operating earnings per share from continuing operations

Earnings per share have been calculated based on the loss after tax and on the operating profit after tax attributable to equity holders of the parent and the weighted number of shares in issue. The directors consider that operating earnings per share provides a better indication of the performance of the Group.

For the year ended 31 December	2012 Earnings	2012 Pence	2011 Earnings	2011 Pence
	£m	per share	£m	per share
Loss after tax attributable to equity holders of the parent	(72)	(5.17)	(62)	(4.35)
Add back:
short-term fluctuations in investment return	(275)	(19.76)	261	18.31
non-recurring items	258	18.54	180	12.62
amortisation and impairment of acquired intangible assets	514	36.94	759	53.23
tax credit on items excluded from operating profit	(149)	(10.71)	(419)	(29.38)
Operating profit after tax attributable to equity holders of the parent	276	19.84	719	50.43

b)    Diluted basic earnings per share from continuing operations

There were no dilutive factors for the year ended 31 December 2012 or for the year ended 31 December 2011.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

c)    Weighted average number of ordinary shares

For the year ended 31 December 2012	Actual	Weighted
Issued ordinary shares at beginning of period	1,376,188,989	1,376,188,989
Own shares held by the Group	(2,661,384)	(2,661,384)
	1,373,527,605	1,373,527,605
Effect of:
—scrip dividend (final 2011)	15,484,945	9,477,125
—scrip dividend (interim 2012)	26,435,094	6,283,752
—reduction in own shares held	2,661,384	1,999,674
Number of ordinary shares at end of period	1,418,109,028	1,391,288,156

For the year ended 31 December 2011	Actual	Weighted
Issued ordinary shares at beginning of period	1,452,564,371	1,452,564,371
Own shares held by the Group	(8,579,292)	(8,579,292)
	1,443,985,079	1,443,985,079
Effect of:
—scrip dividend (final 2010)	13,639,313	8,183,588
—share repurchase	(92,990,516)	(31,044,327)
—scrip dividend (interim 2011)	2,975,821	717,458
—reduction in own shares held	8,579,292	4,324,903
—own shares held through acquisition	(2,661,384)	(393,739)
Number of ordinary shares at end of period	1,373,527,605	1,425,772,962

14.  Intangible assets

Movements in intangible assets are as follows:

For the year ended 31 December 2012	AVIF	Other	Total
	£m	£m	£m
Cost
At 1 January 2012	5,521	560	6,081
Additions	—	4	4
Foreign exchange adjustments	(16)	(4)	(20)
At 31 December 2012	5,505	560	6,065
Amortisation and impairment
At 1 January 2012	1,084	150	1,234
Amortisation charge for the year(i)	412	83	495
Impairment charge for the year(i)(ii)	5	14	19
Foreign exchange adjustments	(4)	—	(4)
At 31 December 2012	1,497	247	1,744
Carrying amounts at 31 December 2012	4,008	313	4,321

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

For the year ended 31 December 2011	AVIF	Other	Total
	£m	£m	£m
Cost
At 1 January 2011	5,107	528	5,635
Acquisition of subsidiaries(iii)	411	37	448
Other additions	—	4	4
Disposals	—	(5)	(5)
Foreign exchange adjustments	3	(4)	(1)
At 31 December 2011	5,521	560	6,081
Amortisation and impairment
At 1 January 2011	422	73	495
Amortisation charge for the year(iv)	604	84	688
Impairment charge for the year	71	—	71
Disposals	—	(5)	(5)
Foreign exchange adjustments	(13)	(2)	(15)
At 31 December 2011	1,084	150	1,234
Carrying amounts at 31 December 2011	4,437	410	4,847

(i)
Amortisation and impairment charges are included within administrative and other expenses in the consolidated income statement.

(ii)
Includes a £12 million impairment of goodwill and £2 million impairment of distributor relationships in respect of Financial Business Partners AG ("fpb") part of the FPI segment. AVIF impairment of £5 million has been recognised within the Overseas Life Assurance Business in the FPI segment, as a result of assumption changes and worsening persistency.

(iii)
Acquisitions in 2011 related to BHA and WLUK.

(iv)
Includes £71 million impairment charge within UK-BHA and accelerated amortisation of £130 million within UK-AXA. This was due to a change in reserving methodology made in 2011 to allow for negative reserving on protection business.
In determining the fair value of identified intangible assets, appropriate valuation methodologies were applied, given the nature of the intangible assets acquired.

Intangible assets relating to customer relationships and distribution channels have been valued using an income approach method, specifically the Multi-period Excess Earnings Method ("MEEM"). The principle behind the MEEM is that the value of an intangible asset is equal to the present value of the after tax cash flows attributable only to that intangible asset. Other intangibles include inhouse developed IT systems and databases which have been valued using a replacement cost approach which assesses the cost of reproducing the equivalent technology in its current form.

For each type of asset, the useful economic life was determined, being the period over which the asset is expected to contribute directly or indirectly to future cash flows. The value of the assets will be amortised over the respective useful economic lives as set out in note 1.2.8.

The "AXA" and "BUPA" brands and associated brands that existed within the acquired businesses have been retained by AXA UK plc and Bupa Finance plc respectively and as such no value has been attributed to them.

The "Friends" brand has been retained by the Group and during 2011, a rebranding exercise was carried out to change all inherited brands to "Friends Life".

On acquisition of a portfolio of insurance contracts and/or investment contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected pre-tax cash flows of the in-force business is capitalised in the consolidated statement of financial position as AVIF. AVIF is shown gross of policyholder and shareholder tax of £849 million (2011: £995 million), with the offsetting balance included in deferred taxation. The AVIF is based on the value of in-force business calculated on a market consistent embedded value basis.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

a)    AVIF

AVIF is allocated to CGUs, which represent the lowest level within the Group at which AVIF is monitored for internal management purposes. An analysis of AVIF by operating segments used for segmental reporting (see note 3) is set out below:

As at 31 December 2012	Cost	Impairment	Amortisation	Net book value
	£m	£m	£m	£m
UK and Heritage	3,907	(71)	(876)	2,960
FPI	1,014	(5)	(339)	670
Lombard	584	—	(206)	378
Total	5,505	(76)	(1,421)	4,008

As at 31 December 2011	Cost	Impairment	Amortisation	Net book value
	£m	£m	£m	£m
UK and Heritage	3,907	(71)	(608)	3,228
FPI	1,014	—	(250)	764
Lombard	600	—	(155)	445
Total	5,521	(71)	(1,013)	4,437

b)    Other intangibles

Other intangibles are made up of the following:

As at 31 December 2012	Cost	Amortisation and impairment	Net book value
	£m	£m	£m
Distribution channels and customer relationships	441	(174)	267
Brand	49	(28)	21
Software	58	(33)	25
Goodwill	12	(12)	—
Total	560	(247)	313

As at 31 December 2011	Cost	Amortisation	Net book value
	£m	£m	£m
Distribution channels and customer relationships	444	(112)	332
Brand	49	(19)	30
Software	54	(19)	35
Goodwill	13	—	13
Total	560	(150)	410

c)    Impairment

All identifiable intangible assets are reviewed at each reporting date, or where impairment indicators are present, to assess whether there are any circumstances that might indicate that they are impaired. If such circumstances exist, impairment testing is performed and any resulting impairment losses are charged to the consolidated income statement.

AVIF is tested for impairment by comparing the carrying amount with its recoverable amount. The calculation of the recoverable amount is consistent with the measurement methodology for AVIF at initial recognition and is based on the current MCEV VIF balance for pre-acquisition business only, adjusted for differences between the IFRS and MCEV measurement basis for other net assets. The assumptions underpinning the Group's MCEV basis of reporting are provided in the MCEV supplementary information.

As at 31 December 2012, based on an impairment review of each of the CGUs, the directors are satisfied that none of the Group's intangible assets are impaired except as stated below.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Impairment of FPI intangible assets

FPI's OLAB operations, which principally operate in Germany, have experienced reduced business volumes during 2012. As a result of consequent assumption changes to expenses and worsening persistency, recoverable VIF has reduced below the carrying value of AVIF and an impairment charge of £5 million has been recognised.

The recoverable amount for goodwill and distributor relationships arising on the acquisition of fpb, the Group's distributor of German business, have been calculated based on forecast future cashflows. As a result of the expected reduced business volumes, the recoverable amount has been assessed as nil and the carrying values of £12 million for goodwill and £2 million for distributor relationships have been fully impaired.

15.  Property and equipment

For the year ended 31 December 2012	Owner occupied properties	Computer equipment	Fixtures, fittings and office equipment	Total
	£m	£m	£m	£m
Cost
At 1 January 2012	43	8	15	66
Additions	—	1	2	3
Disposals	(1)	—	—	(1)
Revaluation	(2)	—	—	(2)
At 31 December 2012	40	9	17	66
Depreciation
At 1 January 2012	—	4	4	8
Depreciation charge	—	2	3	5
At 31 December 2012	—	6	7	13
Carrying amounts at 31 December 2012	40	3	10	53

For the year ended 31 December 2011	Owner occupied properties	Computer equipment	Fixtures, fittings and office equipment	Total
	£m	£m	£m	£m
Cost
At 1 January 2011	38	7	5	50
Acquisition through business combinations	3	—	—	3
Other additions	5	1	10	16
Revaluation	(3)	—	—	(3)
At 31 December 2011	43	8	15	66
Depreciation
At 1 January 2011	—	3	1	4
Depreciation charge	—	1	3	4
At 31 December 2011	—	4	4	8
Carrying amounts at 31 December 2011	43	4	11	58

If owner-occupied properties were measured on a cost basis, the carrying amount would be £49 million (2011: £50 million).

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

16.  Investment properties

For the year ended 31 December	2012	2011
	£m	£m
At 1 January	3,015	3,189
Purchases	51	43
Acquisitions through business combinations	—	43
Disposals	(228)	(305)
Fair value adjustments	(103)	45
At 31 December	2,735	3,015

Of the total, £1,284 million (2011: £1,327 million) is held in with-profits funds and £1,451 million (2011: £1,688 million) in unit-linked funds.

17.  Principal Group undertakings

Principal subsidiary undertakings of the Group as at 31 December 2012 are shown below.

Unless otherwise stated, they are undertakings incorporated in England and Wales and have only one class of issued ordinary shares. The voting rights are equal to the percentage holdings unless otherwise stated.

In addition to the companies shown below, the Company also holds investments in a number of other subsidiary undertakings, which in the directors' opinion do not significantly affect the consolidated financial statements. A full list of FLG group subsidiaries will be annexed to FLG's annual return filed at Companies House.

On 28 December 2012 all of the business of Friends Life Assurance Society Limited ("FLAS") and the majority of the business of Friends Life Company Limited ("FLC") were transferred into FLL, their immediate parent company, under the provisions of Part VII of the Financial Services and Markets Act 2000. The purpose of this internal group reorganisation was to achieve greater alignment of the business structure with the preferred trading strategy, dividing the UK segment into the closed book Heritage and open book UK businesses. The reorganisation also provides the Group with a more robust solvency capital position and will result in the emergence of cost synergies due to a reduction in the number of legal operating entities. As the Part VII transfers are between companies which are 100% owned by the Group, there is no material impact on the consolidated financial statements.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Subsidiary undertaking	Activity	% held
Corporate
Resolution Holdco No.1 LP(i)(ii)	Holding company	99.99
Resolution Holdings (Guernsey) Limited(iii)	Holding company	100
Friends Life Group plc	Holding company	100
Friends Life FPG Limited	Holding company	100
Friends Life FPL Limited	Holding company	100
Life and Pensions
Friends Annuities Limited	Insurance	100
Friends Life Assurance Society Limited	Insurance	100
Friends Life Company Limited	Insurance	100
Friends Life Limited	Insurance	100
Friends Life and Pensions Limited	Insurance	100
Friends Provident International Limited(iv)	Insurance	100
Friends Life WL Limited (formerly Winterthur Life UK Limited)	Insurance	100
Lombard International Assurance SA(v)	Insurance	99.62
Friends Life Management Services Limited	Management services	100
Friends Life Services Limited	Management services	100
Other
Friends Life Investments Limited	Investment management	100
Sesame Bankhall Group Limited	IFA distribution business	100

(i)
Held directly by Resolution Limited (all other companies are held indirectly).

(ii)
Guernsey Limited partnership.

(iii)
Incorporated in Guernsey.

(iv)
Incorporated in the Isle of Man.

(v)
Incorporated in Luxembourg. The Group's holding in 2011 was 99.23%.

18.  Investment in joint venture and associates held for sale

a)    Joint venture

As at 31 December	2012	2011
	£m	£m
Carrying amount of investment	4	5

This investment is in Tenet Group Limited, which operates in the retail financial services distribution sector. It comprises two appointed representative networks and a provider of support services to directly authorised advisers. It also operates a funds management business and a captive insurance vehicle providing professional indemnity insurance to one of its networks. The Group's interest in the ordinary share capital of Tenet Group Limited is 23.67% (2011: 23.67%). The Group's share of total assets, liabilities, revenue and profits is as follows:

As at 31 December	2012	2011
	£m	£m
Current assets	10	9
Current liabilities	(3)	(2)
Non-current liabilities	(3)	(2)
Net assets	4	5
Revenue	23	20
Loss before tax	(1)	—

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

b)    Associates held for sale

As at 31 December	2012	2011
	£m	£m
Carrying amount of investments in associates	—	32
Net assets of operations classified as held for sale	30	—

Investments in associated undertakings include the Group's investment in AmLife Insurance Berhad, a Malaysia based life assurance business. The Group's interest in the ordinary share capital of AmLife Insurance Berhad is 30%. In addition, on 17 January 2011, Friends Life FPL Limited subscribed to 30% of the ordinary share capital of a newly formed company AmFamily Takaful Berhad, a life assurance company incorporated in Malaysia, for RM 30 million (£6 million). The Takaful business is the Islamic alternative to conventional life insurance business which complies with Sharia law.

On 4 January 2013 the Group disposed of its entire holding of 30% of the ordinary share capital of both AmLife Insurance Berhad and AmFamily Takaful Berhad (collectively "AmLife") to AmBank Group of Malaysia for RM 245 million (£50 million) resulting in a profit on disposal of £20 million. Prior to sale, AmLife was held within the FPI operating segment.

At 31 December 2012, the investment in AmLife is reported within net assets of operations classified as held for sale.

The Group's share of the total assets, liabilities, revenues and profits of associates are shown below. Revenue and loss before tax for 2012 are reflective of the results of AmLife up until designation as held for sale on 3 October 2012:

For the year ended 31 December	2012	2011
	£m	£m
Revenue	19	27
Loss before tax	(2)	(1)

2011
£m
Current assets	32
Non-current assets	39
Total assets	71
Current liabilities	(17)
Non-current liabilities	(22)
Total liabilities	(39)
Net assets(i)	32
Retained earnings	31
Foreign translation reserve	1
Total equity	32

(i)
The net asset value of AmLife was presented within "Investments in associates and joint venture" in 2011 and "Net assets of operations held for sale" in 2012. In accordance with IFRS 5: Non-current assets held for sale and discontinued operations, no disclosure of assets and liabilities is required for 2012.

19.  Financial assets

The Group's financial assets are summarised by measurement category as follows:

As at 31 December	2012	2011
	£m	£m
Fair value through profit or loss (note 19(a))
Designated on initial recognition	105,172	102,756
Held for trading	812	875
Loans at amortised cost (note 19(f))	6	5
Total financial assets	105,990	103,636

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Derivative financial instruments are classified as held for trading. All other financial assets recognised at fair value through profit and loss are designated as such on initial recognition.

a)    Analysis of financial assets at fair value through profit or loss

As at 31 December 2012	With-profits	Unit-linked	Non-linked annuities	Non-linked other	Shareholder	Total
	£m	£m	£m	£m	£m	£m
Shares and other variable yield securities	6,801	56,940	—	125	13	63,879
Debt securities and other fixed income securities:
—Government securities	8,903	7,617	1,018	1,074	79	18,691
—Corporate bonds	8,533	5,891	6,546	1,302	124	22,396
Derivative financial instruments	675	22	107	8	—	812
Deposits with credit institutions	—	206	—	—	—	206
Total financial assets held at fair value	24,912	70,676	7,671	2,509	216	105,984

As at 31 December 2011	With-profits	Unit-linked	Non-linked annuities	Non-linked other	Shareholder	Total
	£m	£m	£m	£m	£m	£m
Shares and other variable yield securities	7,106	53,487	—	108	9	60,710
Debt securities and other fixed income securities:
—Government securities:
—Loaned government securities(i)	—	—	—	198	—	198
—Other government securities	8,469	8,507	1,069	993	274	19,312
—Corporate bonds	9,020	5,665	5,969	1,214	287	22,155
Derivative financial instruments	762	7	97	9	—	875
Deposits with credit institutions	—	381	—	—	—	381
Total financial assets held at fair value	25,357	68,047	7,135	2,522	570	103,631

(i)
On 11 May 2011, the Group provided a £200 million collateralised loan to Barclays Bank plc which matured on 31 August 2012. UK government securities were loaned and the assets remained on balance sheet at 31 December 2011 as substantially all the risks and rewards of ownership were retained by the Group.

As at 31 December 2012, the fair value of the collateral received from counterparties was £576 million (2011: £850 million). No collateral received from the counterparties has been sold or re-pledged.

The unit-linked column and with-profits column in the tables above include £744 million (2011: £1,129 million) of financial assets. These comprise £535 million of shares and other variable yield securities, £122 million of corporate bonds and £87 million of government securities (2011: £818 million of shares and other variable yield securities, £219 million of government securities and £92 million of corporate bonds) relating to the non-controlling interests in the OEICs that have been consolidated as the Group holding is 50% or more.

For unit-linked funds, the policyholders bear the investment risk and any change in asset values is matched by a broadly equivalent change in the liability.

The majority of financial assets held are readily realisable, however amounts of £96,900 million (2011: £93,863 million) are not expected to be realised for more than 12 months after the balance sheet date in line with the expected maturity of insurance/investment contract liabilities.

Asset-backed securities (excluding those held by the linked funds) amount to £3,940 million (2011: £3,060 million) and 96% (2011: 94%) of these are at investment grade as set out in note 28.

b)    Determination of fair value hierarchy

In accordance with the requirements of IFRS 7: Financial Instruments: Disclosures, financial assets at fair value have been classified into three categories as set out below. Financial assets at fair value include

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

shares and other variable yield securities, government securities, corporate bonds (including asset-backed securities), derivative financial instruments and deposits with credit institutions.

Level 1—quoted prices (unadjusted) in active markets for identical assets. An active market is one in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Examples include listed equities and bonds in active markets and quoted unit trusts/OEICs.

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category generally includes assets that are priced based on models using market observable inputs. Examples include certificates of deposit and derivatives.

Level 3—inputs that are not based on observable market data. Assets with single price feeds and/or limited trading activity are included in this category. Examples include unlisted equities and private equity investments.

The majority of the Group's assets held at fair value are valued based on quoted market information or market observable data. Approximately 4% (5% excluding unit-linked assets) are based on valuation techniques where significant observable market data are not available or the price is not observable from current market transactions. However, the fair value measurement objective of these assets remains the same, that is, an exit price from the perspective of the Group.

The fair values of these assets are generally provided by external parties. During the year, the Group has performed independent reviews of pricing models to ensure that appropriate methodologies have been applied. The approach taken for each class of specific unlisted investment is set out below:

The valuation of the holdings in private equity limited partnerships and companies is based on the most recent underlying valuations available at the reporting date as adjusted for contributions, distributions and known diminutions in value of individual underlying investments in the period since valuations were performed. The valuation technique is not supported by observable market values. Valuations of private equity holdings are prepared in accordance with International Private Equity and Venture Capital Board ("IPEV") guidelines.

The fair value of the investments in property limited partnerships is taken as the Group's appropriate share of the net asset value of the partnerships. The net asset value is based on the latest external market valuation of the underlying property investments, which is updated at least every six months. The valuation would be adjusted in the event of a significant market movement in the period between the last market valuation and the reporting date.

Private loans are valued using discounted cash flows, which are carried out by investment managers and reviewed by management. The interest rate used when calculating the present value is derived from the UK Gilts Curve, adjusting the spread by the movement in the most appropriate IBoxx GBP Corp Curve associated with the loan rating, where available. All spreads are reviewed on a quarterly basis and any spreads that appear inappropriate taking into consideration loan details (loan sector, maturity and rating), available market proxies, comparable instruments and underlying securities are recalibrated accordingly.

The Group has invested in a mortgage loan issued by AXA Equitable in the US. The mortgage loan is secured against the property. The loan is valued by external real estate advisors using discounted cash flows. The discount rate used in the calculation is determined by adding an appropriate spread (based on property type, prevailing interest rates and the current mortgage spread over US treasuries) to the yield of an appropriate US Treasury Bond with the maturity closest to the maturity of the loan. The loan is denominated in US Dollars. As at 31 December 2012, the loan was valued at £80 million (2011: £84 million).

Financial liabilities at fair value are categorised into level 1, 2 or 3 hierarchies. They include unit-linked contracts, amounts due to reinsurers, net asset value attributable to unit-holders (non-controlling interests in the OEICs that are consolidated) and derivative financial instruments. The classifications take into account the types of inputs used to determine the fair value measurements. For unit-linked funds

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

this has been undertaken on a fund-by-fund basis. For the net asset value attributable to unit-holders, this has been analysed in the same proportion as the underlying consolidated investments categorisation.

The Group has financial liabilities which contain discretionary participation features of £9,543 million (2011: £9,426 million) that form part of its with-profits funds. Products giving rise to these liabilities are mainly investment or pension contracts with a unitised withprofits element. The Group is unable to measure the fair value of these financial liabilities reliably due to the lack of a robust basis to measure the supplemental discretionary returns arising on with-profits contracts and because there is not an active market for such instruments. These liabilities have therefore been excluded from the fair value hierarchy analysis below.

An analysis of financial assets and liabilities held at fair value in accordance with the fair value hierarchy is set out below. The table shows both the total financial assets and liabilities and the total excluding unit-linked assets and liabilities, as shareholders have no direct exposure to profits or losses on unit-linked assets (other than through investment management and annual management fees).

	Including unit-linked				Excluding unit-linked
As at 31 December 2012	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets held at fair value
Shares and other variable yield securities	53,459	7,608	2,812	63,879	5,156	555	1,228	6,939
Debt securities and other fixed income securities:
—government securities	18,209	474	8	18,691	10,917	152	5	11,074
—corporate bonds (including ABS)	15,595	5,653	1,148	22,396	12,121	3,788	596	16,505
Derivative financial instruments	52	760	—	812	32	758	—	790
Deposits with credit institutions	206	—	—	206	—	—	—	—
Total financial assets held at fair value	87,521	14,495	3,968	105,984	28,226	5,253	1,829	35,308
Financial liabilities held at fair value
Unit-linked investment contracts	—	67,428	—	67,428	—	—	—	—
Amounts due to reinsurers	—	1,767	—	1,767	—	1,767	—	1,767
Net asset value attributable to unit-holders	754	—	—	754	17	—	—	17
Derivative financial instruments	8	222	—	230	4	220	—	224
Total financial liabilities held at fair value	762	69,417	—	70,179	21	1,987	—	2,008

	Including unit-linked				Excluding unit-linked
As at 31 December 2011	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets held at fair value
Shares and other variable yield securities	47,801	9,699	3,210	60,710	5,827	272	1,124	7,223
Debt securities and other fixed income securities:
—government securities	19,220	285	5	19,510	10,913	85	5	11,003
—corporate bonds (including ABS)	11,952	8,944	1,259	22,155	9,420	6,560	510	16,490
Derivative financial instruments	67	808	—	875	60	808	—	868
Deposits with credit institutions	366	15	—	381	—	—	—	—
Total financial assets held at fair value	79,406	19,751	4,474	103,631	26,220	7,725	1,639	35,584
Financial liabilities held at fair value
Unit-linked investment contracts	—	65,259	—	65,259	—	—	—	—
Amounts due to reinsurers	—	1,800	—	1,800	—	1,800	—	1,800
Net asset value attributable to unit-holders	1,173	—	—	1,173	36	—	—	36
Derivative financial instruments	44	243	—	287	26	239	—	265
Total financial liabilities held at fair value	1,217	67,302	—	68,519	62	2,039	—	2,101

c)    Transfers between level 1 and level 2

During the year, £3,732 million (2011: £452 million) of corporate bonds, shares and other variable yield securities were transferred from level 1 to level 2 and £10,496 million (2011: £1,413 million) of corporate bonds, shares and other variable yield securities were transferred from level 2 to level 1. These movements arose from changes in the availability of current quoted prices, market activity and refinements to the liquidity assessment methodology applied for corporate bond classification and

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

available quoted price methodology applied for the classification of shares and other variable yield securities. There were no significant transfers between level 1 and level 2 for other financial assets.

d)    Financial instruments

The following table shows a reconciliation of Level 3 financial assets which are recorded at fair value.

	Shares and other variable yield securities	Government bonds	Corporate bonds (including ABS)	Total financial assets held at fair value
	£m	£m	£m	£m
At 1 January 2012	3,210	5	1,259	4,474
Total gains/(losses) in consolidated income statement	66	(1)	46	111
Purchases	1,262	—	305	1,567
Sales	(1,340)	—	(526)	(1,866)
Net transfer (to)/from level 1 and level 2	(349)	4	84	(261)
Foreign exchange adjustments	(37)	—	(20)	(57)
At 31 December 2012	2,812	8	1,148	3,968
Total gains/(losses) for the year included in profit or loss for assets held at 31 December 2012	57	(1)	37	93

	Shares and other variable yield securities	Government bonds	Corporate bonds (including ABS)	Total financial assets held at fair value
	£m	£m	£m	£m
At 1 January 2011	3,349	—	1,103	4,452
Acquisition through business combinations	3	—	26	29
Total (losses)/gains in consolidated income statement	(82)	—	11	(71)
Purchases	557	4	120	681
Sales	(582)	—	(86)	(668)
Net transfer (to)/from level 1 and level 2	(4)	1	104	101
Foreign exchange adjustments	(31)	—	(19)	(50)
At 31 December 2011	3,210	5	1,259	4,474
Total (losses)/gains for the year included in profit or loss for assets held at 31 December 2011	(158)	—	11	(147)

Transfers out of level 3 arise due to availability of prices in an active market and due to refinements to the liquidity assessment methodology applied for corporate bond classification.

e)    Level 3 sensitivity analysis

		2012		2011
As at 31 December	Carrying amount	Effect of reasonably possible alternative assumptions	Carrying amount	Effect of reasonably possible alternative assumptions
	£m	£m	£m	£m
Unit-linked investments	2,139	—	2,835	—
Shares and other variable yield securities	1,228	246	1,124	224
Government bonds	5	1	5	1
Corporate bonds (including ABS)	596	60	510	51
Total Level 3 financial assets	3,968	307	4,474	276

For unit-linked investments, the policyholders bear the investment risk and any change in asset values is matched by a broadly equivalent change in the liability. Shareholder profits from annual management charges levied on such funds will, however, vary according to the change in asset values leading to some limited investment risk.

For shares and other variable yield securities, where there is no active market the price at year end could reasonably be expected to be higher or lower by approximately 20%.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

For government bonds and corporate bonds, it could reasonably be expected that the current prices could be higher or lower by approximately 10% to reflect changes in the credit ratings of the underlying bonds.

f)     Loans

As at 31 December	2012	2011
	£m	£m
Mortgage loans	2	2
Other loans	4	3
Total loans	6	5

The fair value of loans is considered to be the same as their carrying value.

g)    Assets backing unit-linked liabilities

The carrying value of policyholder liabilities relating to unit-linked business is shown in note 27(b). These liabilities are classified as either insurance or investment contracts. The net assets backing these liabilities are included within the relevant balances in the consolidated statement of financial position and are analysed as follows:

As at 31 December	2012	2011
	£m	£m
Shares and other variable yield securities	56,940	53,487
Debt securities and other fixed-income securities	13,508	14,172
Derivative financial instruments	22	7
Deposits with credit institutions	206	381
Total financial assets held at fair value	70,676	68,047
Investment properties	1,451	1,688
Insurance and other receivables	723	875
Cash and cash equivalents	4,835	4,779
Total assets	77,685	75,389
Net asset value attributable to unit-holders(i) and other payables	(1,743)	(1,261)
Total unit-linked net assets	75,942	74,128

(i)
Represents consolidation adjustments in respect of OEICs, which the Group are deemed to control.

20.  Deferred acquisition costs

For the year ended 31 December 2012	Insurance contracts	Investment contracts	Total
	£m	£m	£m
At 1 January	90	553	643
Incurred and deferred in the period	47	227	274
Amortisation and impairment(i)	(16)	(63)	(79)
At 31 December	121	717	838

(i)
Includes an impairment charge of £8 million in respect of the FPI segment's OLAB operations.

For the year ended 31 December 2011	Insurance contracts	Investment contracts	Total
	£m	£m	£m
At 1 January	34	324	358
Incurred and deferred in the period	63	306	369
Amortisation	(7)	(77)	(84)
At 31 December	90	553	643

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Included in the carrying values above, £733 million (2011: £570 million) is expected to be recovered more than 12 months after the balance sheet date. Acquisition expenses that do not meet the criteria for deferral are expensed directly as incurred.

21.  Reinsurance assets

For the year ended 31 December	2012	2011
	£m	£m
At 1 January	3,213	2,637
Acquired through business combinations	—	485
Premiums	602	599
Claims	(680)	(643)
Other movements	18	135
At 31 December	3,153	3,213

No significant gain or loss arose on reinsurance contracts incepted in the year.

Included in the carrying values above, £2,849 million (2011: £2,991 million) is expected to be recovered more than 12 months after the balance sheet date.

Reinsurance assets are valued using the same methods and bases as those used to value the underlying insurance contracts that are being reinsured.

22.  Deferred tax assets and liabilities

a)    Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	2012			2011
As at 31 December	Assets	Liabilities	Net	Assets	Liabilities	Net
	£m	£m	£m	£m	£m	£m
Property and equipment	31	—	31	32	—	32
AVIF	—	(849)	(849)	—	(995)	(995)
Other intangible assets	—	(60)	(60)	—	(82)	(82)
Unrealised gains on investments	—	(279)	(279)	—	(215)	(215)
Employee benefits	5	—	5	10	—	10
Deferred acquisition costs	—	(42)	(42)	—	(25)	(25)
Tax value of recognised tax losses	339	—	339	467	—	467
Short-term temporary differences	—	(38)	(38)	—	(64)	(64)
Deferred tax assets/(liabilities)	375	(1,268)	(893)	509	(1,381)	(872)
Offset of deferred tax (liabilities)/assets	(375)	375	—	(509)	509	—
Net deferred tax liabilities	—	(893)	(893)	—	(872)	(872)

At 31 December 2012, all of the deferred tax assets above (2011: £509 million) can be offset against deferred tax liabilities and are presented net in the consolidated statement of financial position.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

b)    Movement in deferred tax assets and liabilities

For the year ended 31 December 2012	At 1 January 2012	Recognised in income	Recognised in other comprehensive income	Foreign exchange	Acquired in year	At 31 December 2012
	£m	£m	£m	£m	£m	£m
Property and equipment	32	(1)	—	—	—	31
AVIF(i)	(995)	142	4	—	—	(849)
Other intangible assets	(82)	22	—	—	—	(60)
Unrealised losses on investments	(215)	(64)	—	—	—	(279)
Employee benefits	10	(12)	7	—	—	5
Deferred acquisition costs	(25)	(17)	—	—	—	(42)
Tax value of recognised tax losses	467	(128)	—	—	—	339
Short-term temporary differences	(64)	26	—	—	—	(38)
Net deferred tax (liabilities)/assets	(872)	(32)	11	—	—	(893)

For the year ended 31 December 2011	At 1 January 2011	Recognised in income	Recognised in other comprehensive income	Foreign exchange	Acquired in year	At 31 December 2011
	£m	£m	£m	£m	£m	£m
Property and equipment	51	(19)	—	—	—	32
AVIF(i)	(1,076)	169	—	12	(100)	(995)
Other intangible assets	(100)	27	—	—	(9)	(82)
Unrealised (losses)/gains on investments	(339)	122	—	—	2	(215)
Employee benefits	16	(8)	2	—	—	10
Deferred acquisition costs	110	(135)	—	—	—	(25)
Tax value of recognised tax losses	289	139	—	—	39	467
Short-term temporary differences	(62)	1	—	—	(3)	(64)
Net deferred tax (liabilities)/assets	(1,111)	296	2	12	(71)	(872)

(i)
The £4 million (2011: £12 million) recognised in other comprehensive income represents exchange movements relating to deferred tax on AVIF.

c)    Unrecognised deferred tax assets and liabilities

Deferred tax assets of £87 million (2011: £57 million) have not been recognised as it is probable that there will not be sufficient suitable profits emerging in future periods against which to relieve them.

d)    Impact of new life tax regime

Legislation in respect of the new life tax regime was included in Finance Act 2012, which received Royal Assent on 17 July 2012. The new life tax regime took effect from 1 January 2013 and therefore impacts deferred tax but not current tax in the 2012 accounts, with no material impact on the Group's IFRS results. There remains an element of risk and uncertainty because the legislation is new, and therefore may be subject to change either by legislative update or by developments in interpretation.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

23.  Insurance and other receivables

As at 31 December	2012	2011
	£m	£m
Receivables arising out of direct insurance operations:
—policyholders	81	80
—agents, brokers and intermediaries	33	31
Investment income receivables	108	167
Investments sold for subsequent settlement	195	41
Prepayments and accrued income	528	551
Other receivables	180	270
Total insurance and other receivables	1,125	1,140

Of the carrying value above, £78 million (2011: £59 million) is expected to be recovered more than 12 months after the balance sheet date. The carrying value of each item approximates fair value.

24.  Cash and cash equivalents

As at 31 December	2012	2011
	£m	£m
Bank and cash balances	4,944	3,583
Short-term deposits	4,505	5,208
Total cash and cash equivalents	9,449	8,791

The Group holds the following balances of cash and cash equivalents that are not available for use by shareholders:

As at 31 December	2012	2011
	£m	£m
OEICs	153	211
Long-term funds	7,047	7,130
Total cash and cash equivalents not available for use by shareholders	7,200	7,341

25.  Terms and conditions of insurance and investment contracts

The main types of insurance and investment contracts that the Group currently has in-force are life assurance and pensions. These contracts may include guarantees and options.

a)    Life assurance

Protection business (other than whole life products)—these insurance contracts consist mainly of regular premium term assurance, critical illness and income protection products, which pay out a fixed amount (the sum assured) on ill health or death. The premium rate is usually guaranteed for the lifetime of the contract. For most policies this payout will be a single amount, whereas income protection products provide a regular income upon incapacity either for the length of illness or to the end of the contract if earlier, depending on the specific policyholder terms. Most contracts have no surrender value.

Endowments and whole life products—these insurance contracts both provide benefits upon death or, in the case of endowments, at a preset maturity date if earlier. These policies usually have a surrender value. The amount payable on death is subject to a guaranteed minimum amount. The maturity value usually depends on the investment performance of the underlying assets. For with-profits business, it is underpinned by a minimum guarantee, which may be increased by the addition of bonuses.

Single premium bonds—these are unit-linked or unitised with-profits investment contracts that have no maturity date. On death, the amount paid is 100%—105% of the value of the units. On surrender the value of units is paid, sometimes in the first few years less a surrender penalty. For with-profits contracts a final bonus may be payable on death or surrender, or if markets are depressed a market value reduction may be applied to surrender values.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

b)    Pensions

Individual and group pensions—these contracts generally provide a cash sum at retirement. If death occurs before retirement, they generally return the value of the fund accumulated or in some cases premiums paid are returned. Contracts with guaranteed cash and annuity options (see below) are defined as insurance contracts but in the absence of these guarantees products are normally defined as investment contracts.

Annuities in payment—these insurance contracts are typically single premium products, which provide for a regular payment to the policyholder whilst they and/or their spouse are still alive. Payments are generally either fixed or increased each year at a specified rate or in line with the rate of inflation. Most contracts guarantee an income for a minimum period usually of five years, irrespective of death.

Guarantees and options

The main guarantees and options included within the Group's insurance contracts, the majority of which arise within Friends Life FP With Profits Fund ("FP WPF"), Friends Life FLC Old With Profits Fund ("FLC Old WPF"), Friends Life FLC New With Profits Fund ("FLC New WPF"), Friends Life FLAS With Profits Fund ("FLAS WPF"), Friends Life WL With Profits Fund ("WL WPF") and OLAB are as follows:

•
Guaranteed cash and annuity options—most conventional deferred annuity contracts have benefit options expressed in terms of cash and annuity payments with a guaranteed conversion rate, allowing the policyholder the option of taking the more valuable of the two at retirement;

•
Guarantees in respect of bonus additions—bonuses added to with-profits policies increase the guaranteed minimum benefit that policyholders are entitled to at maturity. These are set at a level that takes account of expected market fluctuations, such that the cost of the guarantee is generally met by the investment performance of the assets backing the policyholder liability. However in circumstances where there has been a significant fall in investment markets, the guaranteed maturity benefits may exceed asset shares and these guarantees become valuable to the policyholder. Also, for unitised with-profits policies, it is guaranteed that the value of units will not fall provided the policy is held until maturity or another guaranteed date, and for some older product classes, the value of units rises at a minimum guaranteed rate;

•
Guaranteed surrender bases—certain older products have a guaranteed basis for calculating surrender values. In all these cases the basis includes an element of final bonus which can be reduced or taken away. The guaranteed basis typically applies over a period of 15 years but in most cases policies are approaching the end of this period. The effect of the guaranteed surrender basis is to extend the guarantee in respect of bonus additions so that they apply over an extended period and not just at the maturity date;

•
Guaranteed minimum pensions—certain policies secured by transfer values from pension schemes provide a guarantee that the pension at retirement will not be less than the Guaranteed Minimum Pension ("GMP") accrued as a result of contracting out of the State Earnings Related Pension Scheme or State Second Pension; and

•
Guaranteed return of premiums—certain pension contracts provide a guarantee for the return of premiums at maturity date. For some contracts the guarantee continues to apply when policies are paid up.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

26.  Insurance contracts

a)
Changes in insurance contracts liabilities

The following table shows the movements in insurance contracts liabilities in the year:

For the year ended 31 December	2012	2011
	£m	£m
At 1 January	37,264	35,081
Acquired through business combinations	—	2,284
Increase in liability from premiums	1,556	1,887
Release of liability due to recorded claims	(3,829)	(3,747)
Unwinding of discount	343	517
Change in assumptions:
—Economic	558	1,076
—Non-economic	(25)	(667)
Other movements including net investment return	1,365	833
At 31 December	37,232	37,264

Included in the carrying amount above is £32,266 million (2011: £32,790 million) which is expected to be settled more than 12 months after the balance sheet date.

During the year, the insurance business of FLAS, the majority of the insurance business of FLC and the ownership of FAL were transferred to FLL under the provisions of Part VII of the Financial Services and Markets Act 2000.

A liability adequacy test was carried out at portfolio level and resulted in no additional provision in 2012 (2011: £nil).

It should be noted that changes in the financial assets backing the liabilities are typically largely offset by corresponding changes in the economic assumptions. In addition, assumption changes on with-profits contracts will result in changes in the unallocated surplus, and not in retained earnings.

b)
Method used for reserving for both insurance contracts and investment contracts with DPF

The liability for insurance contracts and investment contracts with DPF is calculated on the basis of recognised actuarial methods having due regard to actuarial principles and best practice. The methodology takes into account risks and uncertainties of the particular classes of long-term business written.

Calculations are generally made on an individual policy basis; however in addition there are some global provisions which are calculated using statistical or mathematical methods. The results are expected to be approximately the same as if the individual insurance/investment contract liability was calculated for each contract.

c)
Options and guarantees

Options and guarantees are features of life assurance and pensions contracts that confer potentially valuable benefits to policyholders. They are not unique to with-profits funds and can arise in non-participating funds. They can expose an insurance company to two types of risk: insurance (such as mortality/morbidity) and financial (such as market prices/interest rates). The value of an option or guarantee comprises two elements: the intrinsic value and the time value. The intrinsic value is the amount that would be payable if the option or guarantee was exercised immediately. The time value is the additional value that reflects the possibility of the intrinsic value increasing in the future, before the expiry of the option or guarantee. Under FSA rules all options and guarantees must be valued and included in policyholder liabilities.

For funds within the FSA's realistic capital methodology, options and guarantees are valued on a market consistent basis that takes into account both the time value and the intrinsic value of the options and guarantees.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

All material options and guarantees are valued stochastically and included in the liabilities. There are two main types of guarantees and options within the with-profits funds: maturity guarantees and guaranteed annuity options and one for OLAB: return of premium guarantee. Maturity guarantees are in respect of conventional with-profits business and unitised with-profits business and represent the sum assured and reversionary bonuses declared to date. For certain with-profits pension policies there are options guaranteeing the rates at which annuities can be purchased. OLAB return of premium guarantees relate to a guarantee to repay all premiums paid to maturity. The cost of the maturity guarantees, guaranteed annuity options and return of premium guarantees have been calculated as:

		31 December 2012	31 December 2011
		£m	£m
Maturity guarantees	FP WPF	362	439
	FLC New WPF	332	331
	FLC Old WPF	84	92
	FLAS WPF	264	391
	WL WPF	103	137
Guaranteed annuity options	FP WPF	583	609
	FLC New WPF	210	266
	FLC Old WPF	71	86
	FLAS WPF	116	166
	WL WPF	8	12
Return of premium guarantee	OLAB	72	39
d)
Year end assumptions

i)     Economic assumptions

Details regarding the economic assumptions used in the stochastic model for the valuation of with-profits policyholder liabilities are set out below.

The cost of with-profits guarantees is most sensitive to the assumed volatility of future returns on asset shares, the level of future interest rates and the rates of discontinuance on these policies. The guarantee cost in respect of guaranteed annuity options is most sensitive to the level of future interest rates, future mortality rates, assumed rates of discontinuance and early retirements, and the assumptions relating to the exercise of the tax free cash option on these policies. The cost of OLAB return of premium guarantees is most sensitive to the assumed volatility of future investment returns on unit funds, the level of future interest rates and the rates of discontinuance on these policies. Further details on these assumptions are provided below.

The cost of the with-profit guarantees and OLAB return of premium guarantee is assessed using a market consistent stochastic model (using a Barrie & Hibbert model as the economic scenario generator) and is calculated using 2,000 simulations.

The with-profits guarantees model is calibrated using the gilt risk-free curve assuming interest rates of between 0.2% and 3.6% per annum and implied volatilities in the market as shown in the following disclosures. The OLAB return of premium guarantee model is calibrated using the Euro swap curve assuming interest rates of between 0.3% and 2.4% per annum and implied volatilities as shown in the following disclosures.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Swaption implied volatilities—FP WPF and Friends Life FPLAL With-Profits Fund ("FPLAL WPF")

	31 December 2012 swap term
Option term	10 years	15 years	20 years	25 years
UK Sterling
10 years	18%	17%	16%	15%
15 years	18%	17%	16%	16%
20 years	16%	16%	15%	15%
25 years	16%	16%	16%	15%

	31 December 2011 swap term
Option term	10 years	15 years	20 years	25 years
UK Sterling
10 years	18%	18%	18%	18%
15 years	15%	16%	16%	16%
20 years	14%	14%	14%	14%
25 years	13%	13%	13%	13%

Swaption implied volatilities—FLC New WPF, FLC Old WPF and FLAS WPF

	31 December 2012 swap term
Option term	10 years	15 years	20 years	25 years
UK Sterling
10 years	18%	17%	16%	15%
15 years	18%	17%	16%	16%
20 years	16%	16%	15%	15%
25 years	16%	16%	16%	15%

	31 December 2011 swap term
Option term	10 years	15 years	20 years	25 years
UK Sterling
10 years	18%	18%	18%	18%
15 years	16%	16%	16%	16%
20 years	15%	15%	15%	15%
25 years	14%	14%	14%	14%

Swaption implied volatilities—WL WPF

	31 December 2012 swap term
Option term	10 years	15 years	20 years	25 years
UK Sterling
10 years	18%	17%	16%	15%
15 years	18%	17%	16%	16%
20 years	16%	16%	15%	15%
25 years	16%	16%	16%	15%

	31 December 2011 swap term
Option term	10 years	15 years	20 years	25 years
UK Sterling
10 years	18%	18%	18%	19%
15 years	16%	16%	16%	16%
20 years	15%	15%	15%	15%
25 years	14%	14%	14%	14%

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Swaption implied volatilities—OLAB

	31 December 2012 swap term
Option term	10 years	15 years	20 years	25 years
Euro
10 years	24%	24%	23%	20%
15 years	27%	26%	24%	20%
20 years	26%	24%	21%	17%
25 years	23%	20%	18%	15%

For equity capital return and property total return, implied volatilities are shown in the table below:

FP WPF and FPLAL WPF

	31 December 2012		31 December 2011
Option term	Equities	Property	Equities	Property
5 years	24%	15%	27%	15%
10 years	26%	15%	27%	15%
15 years	27%	15%	27%	15%

FLC WPF

	31 December 2012		31 December 2011
Option term	Equities	Property	Equities	Property
5 years	24%	15%	28%	15%
10 years	26%	15%	28%	15%
15 years	27%	15%	29%	15%

FLAS WPF

	31 December 2012		31 December 2011
Option term	Equities	Property	Equities	Property
5 years	24%	15%	29%	15%
10 years	26%	15%	29%	15%
15 years	27%	15%	31%	15%

WL WPF

	31 December 2012		31 December 2011
Option term	Equities	Property	Equities	Property
5 years	24%	15%	30%	15%
10 years	26%	15%	30%	15%
15 years	27%	15%	30%	15%

OLAB

	31 December 2012
Option term	Equities	Property
5 years	25%	n/a
10 years	25%	n/a
15 years	25%	n/a

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

The cost of with-profits guarantees also depends on management actions that would be taken under various scenarios. For WL WPF and FP WPF, the regular bonus rate is set each year such that, by maturity, guaranteed benefits are targeted as a predefined proportion of asset share, leaving the remaining portion of the asset share to be paid as a final bonus. This management action is in line with the companies' Principles and Practices of Financial Management ("PPFM").

For FLAS WPF, FLC Old WPF and FLC New WPF, the regular bonus rates are derived from the gross redemption yields on gilts with deductions for guaranteed interest rates, tax, expenses, shareholder transfers and a contingency margin. The remaining portion of the asset share is paid as a final bonus. This management action is in line with the Company's PPFM.

The guarantee cost in respect of guaranteed annuity options is assessed using a market consistent stochastic model and values both the current level of the guaranteed annuity rate benefit (allowing for future improvements in annuitant mortality) and the time value due to uncertainty in future interest rates. The guarantee cost in each scenario is the value of the excess annuity benefit provided by the options, relative to an annuity purchased in the open market. In estimating the future open market annuity rate, the model allows for stochastic variation in interest rates and for future mortality improvements. The stochastic interest rate assumption reflects that implied by current market interest rate derivative prices. Future annuitant mortality within the FLL with-profits balance sheet has been derived from the premium basis at which annuities can be purchased from FLPL, which allows for future mortality improvements.

The guarantee cost in respect of premium guarantees is assessed using a market consistent stochastic model and values both the current level of the guarantee and the time value due to uncertainty in future unit growth. The guarantee cost in each scenario is the value of the excess benefit provided by the guarantee relative to the projected unit fund at maturity, including future contractual premiums. In estimating the projected fund at maturity, the model allows for stochastic variation in equity and cash values.

ii)    Non-economic assumptions

The provision for insurance contracts and investment contracts with DPF liabilities is sensitive to the principal assumptions in respect of mortality, morbidity and maintenance expenses (except for net premium valuations), persistency and guaranteed annuity option take-up rates, although the relative sensitivity will vary depending on the insurance or investment contract.

Long-term estimates of future mortality and morbidity assumptions are based on standard tables wherever possible but adjusted to reflect the Group's own experience. Expense assumptions are based on recent experience for FLL. For the insurance business of FLAS and FLC that was transferred to FLL under the provisions of Part VII of the Financial Services and Markets Act 2000 ("ex-FLAS" and "ex-FLC" respectively) and FLWL the provision for future expenses covers the expected level of servicing fees payable to Friends Life Services Limited ("FLSL") under the management services agreement, fees payable to investment managers and further amounts in respect of other expenses.

Experience investigations for mortality, morbidity, persistency, guaranteed annuity option take-up rates and maintenance expenses are performed at least annually for major product classes. Where industry analysis indicates that changes in expected future mortality, morbidity or other assumptions factor patterns mean that claim costs are likely to rise in the future, then this is taken into account in the liability calculation.

No benefit is taken in regulatory reserves where industry analysis indicates that future trends are likely to reduce claim costs in the future. For FLC New WPF, FLC Old WPF and FLAS WPF, the benefit from a prudent view of expected future mortality improvements is taken on non-profit protection business in the realistic balance sheet. Improving mortality has been assumed when valuing annuities and deteriorating morbidity has been assumed when valuing some critical illness business. Assumptions, for policies other than with-profits, are generally intended to be a prudent estimate of future experience.

The guaranteed annuity options and OLAB return of premium cost also depend upon other factors such as policy discontinuance and for guaranteed annuity options the take up rate for the options. The factors

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

are based on recent experience adjusted to reflect industry benchmarks and to anticipate trends in policyholder behaviour. A summary of the key assumptions is as follows:

Policy discontinuances: lapse, early retirement and paid-up rates vary by policy type and period and have been based on recent experience.

Policy lapses and paid up rates are generally in the ranges shown below:

FP WPF

	2012	2011
	% pa	% pa
Pensions—lapses	1 to 9	1 to 8
Life—lapses	3 to 15	3 to 15
Mortgage endowments—lapses	3 to 4	5 to 10
With—profits bonds—lapses	9	11.5
Pensions—paid—up	4 to 17	4 to 17
Life—paid—up	0.5 to 2	0.5 to 2

FLC New WPF

	2012	2011
	% pa	% pa
Pensions—lapses	4 to 11.5	4 to 11.5
Life—lapses	3 to 8	5.5 to 6
Mortgage endowments—lapses	1 to 6.5	3.5 to 6.5
With—profits bonds—lapses	7.5 to 8.5	7.5 to 8.5
Pensions—paid—up	4.5 to 12	4.5 to 12
Life—paid—up	0.5 to 2	0.5 to 1

FLC Old WPF

	2012	2011
	% pa	% pa
Pensions—lapses	4 to 11.5	4 to 11.5
Life—lapses	3 to 8	5.5 to 6
Mortgage endowments—lapses	1 to 6.5	3.5 to 6.5
With—profits bonds—lapses	7.5 to 8.5	7.5 to 8.5
Pensions—paid-up	4.5 to 12	4.5 to 12
Life—paid-up	0.5 to 2	0.5 to 1

FLAS WPF

	2012	2011
	% pa	% pa
Pensions—lapses	6 to 10	5.5 to 10
Life—lapses	4.5 to 12	5.5 to 10
Mortgage endowments—lapses	1 to 6.5	2.5 to 3.5
With-profits bonds—lapses	7.5 to 8.5	7.5 to 8.5
Pensions—paid-up	5 to 12	5 to 12
Life—paid-up	1 to 2	1 to 2

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

WL WPF

	2012	2011
	% pa	% pa
Pensions—lapses	3 to 8	2 to 3
Life—lapses	3 to 8	3 to 8
Mortgage endowments—lapses	2 to 8	2 to 8
With-profits bonds—lapses	5 to 9	5 to 9

FPLAL WPF

	2012	2011
	% pa	% pa
Whole of Life—lapses	3.5	3.5
Whole of Life—paid up	5.0	5.0

OLAB

	2012	2011
	% pa	% pa
Whole of Life—lapses	2.5 to 10	4 to 10
Whole of Life—paid up	0 to 9	5 to 10

Early retirement rates vary by age band and policy type and are set based on recent experience.

Tax free cash option: where a guaranteed annuity option is more valuable than the cash equivalent it is assumed that 5% to 30% (2011: 18% to 27%) of the benefit of the option is taken tax-free depending on the type of business. This is based on recent experience.

There are also guarantees and options in respect of some of the other life assurance business within the Group, but these are not considered to be material to the Group's future cash flows. In addition, they have largely been matched with suitable assets and there is no material exposure to market or interest rate changes. Provisions have been established using deterministic scenarios based on prudent assumptions.

e)    Valuation interest rates

As explained above, with-profits business within FLL and FLWL is valued in accordance with the FSA's realistic reporting regime.

Valuation interest rates for other than conventional with-profits business are shown in the table below.

	Company	Class of Business	2012	2011
			%	%
Life	FLL	Endowment and Whole Life in non-profit funds	1.80	1.90
		Protection	1.80	1.90
		Endowment and Whole Life in with-profits funds	2.30	2.30
	ex-FLC	Over 50 Plan in non-profit funds	1.45	1.80
		Over 50 Plan in with-profits funds	1.40	1.80
		Additional life reserves	1.45	1.90
		Other conventional life in non-profit funds	1.45	1.90
		Other conventional life in with-profits funds	1.40	1.85
		Life annuities from FLAS	1.80	2.40
		Unit-linked life	1.45	1.90

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

	Company	Class of Business	2012	2011
			%	%
	ex-FLAS	Conventional life	1.95	2.35
		Unit-linked life	1.95	2.35
	FLWL	With-profits fund immediate annuities	1.60	1.70
		Life (other)	2.15	2.30
		Non-profit fund life	1.35	2.10
Income Protection	FLL	Income Protection	1.70	1.90
	ex-FLC	Permanent Health Insurance	1.80	2.40
Pensions	FLL	Annuities in payment	3.25 - 3.27	3.57 - 4.09
		Protection	2.20	2.40
		Individual and Group pensions in non-profit funds	2.20	2.40
		Individual and Group pensions in with-profits funds	2.80	2.90
	ex-FLC	Unit-linked pensions	1.80	2.40
		Conventional pensions in non-profit funds	1.80	2.40
		Conventional pensions in with-profits funds	1.80	2.30
		Additional pensions reserves	1.80	2.40
	ex-FLAS	Conventional pensions	2.70	3.05
		Unit-linked pensions	2.45	2.95
	FAL	Ex-FLC annuities reinsured December 2007	2.90	3.60
		Ex-FLAS annuities reinsured July 2009	2.95	3.40
		Ex-FLC index-linked annuities reinsured December 2007	(0.60)	(0.25)
		Ex-FLAS index-linked annuities reinsured July 2009	(0.85)	(0.40)
	FLWL	With-profits fund pensions (immediate annuities)	2.00	2.10
		Non-profit fund pensions (immediate annuities)	3.05	3.20
		Non-profit fund pensions (other)	1.70	2.90
		With-profits fund with-profits business deferred	1.80	2.05
		With-profits fund with-profits business other	2.65	2.90

Within FLL certain products can have positive or negative reserves. The interest rate used for these products depends on which is more onerous.

	31 December 2012		31 December 2011
	Positive reserves	Negative reserves	Positive reserves	Negative reserves
	%	%	%	%
FLL	1.30	3.30	1.40	3.40
ex-FLC non-CIC	0.95	1.95	1.40	1.90
ex-FLC CIC	1.30	2.30	2.40	2.90

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

f)     Mortality, morbidity and lapse rates

Insurance contract liabilities allow for mortality and morbidity risk by making assumptions about the proportion of policyholders who die or become sick. Allowance for future mortality has been made using the following percentages of the standard published tables below:

		31 December 2012		31 December 2011
Term assurances—FLL	Smoker male	83% TMS00(5)		83% TMS00(5)
	Smoker female	77% TFS00(5)		77% TFS00(5)
	Non-smoker male	88% TMN00(5)		99% TMN00(5)
	Non-smoker female	72% TFN00(5)		72% TFN00(5)
Term assurances—ex-FLC/ex-FLAS	Smoker male	90% TMS00(5)		90% TMS00(5)
	Smoker female	84% TFS00(5)		84% TFS00(5)
	Non-smoker male	96% TMN00(5)		108% TMN00(5)
	Non-smoker female	78% TFN00(5)		78% TFN00(5)
Term assurance—FLWL	Smoker male	126% TM92ult	(i)	150% TM92
	Smoker female	108% TF92ult	(i)	165% TF92
	Non-smoker male	66% TM92ul	(i)	80% TM92
	Non-smoker female	66% TF92ul	(i)	90% TF92
Critical illness	FLL	CIBT02	(ii)	CIBT02	(ii)
Critical illness	ex-FLC/ex-FLAS	CIBT02	(iii)	CIBT02	(iii)
Other life assurances	FLL	120% AM/FC00ult		120% AM/FC00ult
Other life assurances	ex-FLC/ex-FLAS male	140% AMC00		140% AMC00
	ex-FLC/ex-FLAS female	125% AFC00		125%AFC00
Unitised policies	Life—FLL	130% AM/FC00ult		130% AM/FC00ult
	Other—FLL	110% AM/FC00ult		110% AM/FC00ult
Unitised policies	Life/Other—ex-FLC/ex-FLAS male	102.5% AMC00ult		105% AMC00ult
	Life/Other—ex-FLC/ex-FLAS female	100% AFC00ult		120% AFC00ult
Pensions	FLL/FLPL male	65% AMC00ult		65% AM/FC00ult
	FLL/FLPL female	55% AMFC00ult		55% AM/FC00ult
	ex-FLC/ex-FLAS male	90.91% A67/70ult-1		90.91% A67/70ult-1
	ex-FLC/ex-FLAS female	90.91% AF80ult-1		90.91% AF80ult-1
Individual income protection	FLL	60% AM/F80ul	(iv)	60% AM/F80ult
	ex-FLC/ex-FLAS	100% AM/AF92	(v)	100% AM/AF92
Annuities in payment	FLL/FLPL individual annuities	PCMA/PCFA00	(vi)	PCMA/PCFA00
	FLL/FLPL group annuities	PCMA/PCFA00	(vi)	PCMA/PCFA00	(vi)
	ex-FLC/ FAL pension annuities male	92% PCMA00	(vii)	92% PCMA00	(vii)
	ex-FLC/FAL pension annuities female	87.4% PCFA00	(vii)	87.4% PCFA00	(vii)
	ex-FLAS pension annuities male	89.7% PCMA00	(vii)	89.7% PCMA00	(vii)
	ex-FLAS pension annuities female	92% PCFA00	(vii)	92% PCFA00	(vii)
Immediate annuities—FLWL	Male	98.9% PCMA00	(vii)	98.9% PCMA00	(vii)
	Female	98.9% PCFA00	(vii)	98.9% PCFA00	(vii)

(i)
Aids loading at 1/3 of the R6A standard requirement applied to reserving basis.

(ii)
The percentages of the table used differ by sex and smoker status. CIBT02 has been adjusted to allow for a select period as follows: Year 1: 80% of CIBT02; Year 2: 95% of CIBT02; Year 3+: 100% of CIBT02 Future deterioration in morbidity is allowed for by assuming claim rates increase by1.25% per annum and 1.5% per annum for males and females respectively.

(iii)
The percentages of the table used differ by sex, smoker status and sales group. Future deterioration in morbidity is allowed for by assuming claim rates increase by:

a)
0.75% per annum and 1.50% per annum for males and females respectively for standalone critical illness

b)
0.50% per annum and 1.00% per annum for males and females respectively for accelerated critical illness

(iv)
Individual income protection sickness and recovery rates are based on percentages of CMI 12 (male and female) published tables.

Rates differentiate by smoker status, deferred period and occupational class.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

(v)
Individual income protection sickness and recovery rates are based on percentages of CMIR 12 (male and female) published tables.

Rates differentiate by smoker status, deferred period and occupational class.

(vi)
Age related percentages of the mortality tables are used.

(vii)
Future improvements in mortality are based on the CMI's core model CMI-2011 with a long-term rate of 2%.

For protection business, lapse rates are based on recent experience with a prudent margin.

In determining liabilities for with-profits business, it is assumed that a proportion of policies is discontinued (surrendered, lapsed or converted paid-up) in each future year. The relevant rates vary by product and duration.

g)    Apportionment of surplus between shareholders and with-profits policyholders

Shareholders are entitled to 100% of surplus emerging from companies within the Group, with the exception of surplus emerging in the with-profits funds.

The Group has six with-profits funds of which only FP WPF is open to new business and five (FLC New WPF, FLC Old WPF, WL WPF, FPLAL WPF and FLAS WPF) are closed to new business.

Shareholders are entitled to one-ninth of the cost of bonuses added to policies, except for:

•
within the FP WPF, surplus arising on pre-demutualisation non-profit and unitised business (excluding the investment element) arises within the with-profits fund but assets of the with-profit fund equal to 60% of the surplus arising are transferred to shareholders;

•
within the FP WPF, post demutualisation policyholders are only entitled to surplus from the return on their investments; other sources of surplus are wholly-owned by shareholders including policies written by FPLA and FLP, where the investment element is reinsured to the FP WPF;

•
within the FPLAL WPF, policyholders are entitled to all the surplus of that fund. In addition, FLL has a closed unitised with-profits fund. Shareholders are entitled to all profits from the unitised with-profits fund other than investment profits, which are whollyowned by with-profits policyholders. The investment element of the contract is wholly reinsured to the FP WPF;

•
certain unitised with-profits policies in FLWL are written in the non-profit fund and reassured to the with-profits fund; and

•
certain policies in FLC New WPF and FLC Old WPF with guaranteed bonus rates, where the shareholders do not receive one ninth of guaranteed bonuses.

The effect of the fund structure is that investment risk, in respect of assets backing with-profits policies is largely borne by policyholders; shareholders bear 10% of the investment risk from conventional with-profits policies, other than within the new FPLAL WPF.

Expense risk is borne by shareholders, other than within the new FPLAL WPF. Increases to expenses that can be charged to the FLWL with-profits fund are capped in line with RPI.

27.  Capital

a)    Overview

The Group manages its capital resources on both regulatory and economic capital bases, focusing primarily on capital efficiency and the ease with which cash and capital resources can be transferred between entities.

The capital management objectives are:

•
to maintain capital resources for life operations at the greater of the capital resources requirement ("CRR") as required by local solvency rules and CRR as required by the local capital management policy;

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

•
to hold capital resources for FLG that meet a minimum of 150% (2011: 150%) of the Group CRR (excluding the with-profit insurance capital component ("WPICC");

•
to maintain financial strength within the Group and regulated entities sufficient to support new business growth targets, and to satisfy the requirements of the policyholders, regulators and stakeholders including rating agencies;

•
to retain financial flexibility by maintaining strong liquidity to cover expected and unexpected events, which includes access to an undrawn facility with a consortium of banks;

•
to manage the with-profits business of the Group in accordance with agreed risk appetites and all statutory requirements; and

•
to ensure that transfers from long-term business funds and dividends from entities that support the cash generation requirements of the Group are balanced with the need to maintain appropriate capital within the Group and regulated entities.

The operations of the Group are subject to regulatory requirements within the countries where it operates. Such regulations specify that a minimum amount of required capital must be maintained at all times throughout the financial year.

Under FSA rules, the UK life operations are also required to perform a private individual capital assessment ("ICA") of the economic capital required to mitigate the risk of insolvency to a minimum of a 99.5% confidence level over a one year period. The FSA review the ICA and may impose additional capital requirements by way of individual capital guidance ("ICG").

In addition to the regulatory requirements for individual life operations, the Group must comply with the requirements of the Insurance Groups Directive.

The Group and the regulated life operations within it have met all of these requirements throughout the financial year.

An internal reorganisation has taken place during the year with the objective of realising capital and operating synergies in the Friends Life group. In this regard, the following business transfers have taken place in the period under the provisions of Part VII of the Financial Services and Markets Act 2000:

•
all of the long-term business in FLAS was transferred to FLL and its with-profits fund renamed as "Friends Life FLAS With Profits fund" ("FLAS WPF");

•
the majority of the long-term business of FLC was transferred to FLL and its with-profits funds renamed as "Friends Life FLC New With Profits fund" ("FLC New WPF") and "Friends Life FLC Old With Profits Fund" ("FLC Old WPF");

•
all of the shares in FAL were transferred from the FLC shareholder fund to the FLL shareholder fund; and

•
the "New FPLAL Closed Fund" with-profits fund was renamed as "Friends Life FPLAL With Profits Fund" ("FP WPF").

The formal procedures for identifying and assessing risks that could affect the capital position of the Group are described in the risk management policies set out in note 28.

b)    Capital statement

The Group capital statement is set out below and incorporates the following:

•
a statement showing local basis capital resources and the related capital requirement. For UK life operations, the capital statement shows capital resources and regulatory capital resource requirements as specified by FSA rules. For overseas life operations, capital resources and requirements are calculated according to local regulatory requirements;

•
a reconciliation from the local basis regulatory surpluses to the Friends Life group's IGCA surplus, calculated in accordance with the valuation rules of the Insurance Groups Directive; and

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

•
an analysis of policyholder liabilities on an IFRS basis.

As at 31 December 2012	Total UK with-profits funds	UK shareholder and non-profit funds	Overseas life operations	Total life operations	Other operations and consolidation adjustments	Total
	£m	£m	£m	£m	£m	£m
Shareholders' equity
Outside long-term fund	—	46	110	156	3,451	3,607
Inside long-term fund	—	1,717	53	1,770	—	1,770
	—	1,763	163	1,926	3,451	5,377
Other qualifying capital
Preference shares	—	300	—	300	(300)	—
Innovative tier one capital (STICS)	—	511	—	511	(23)	488
Subordinated debt	—	854	1	855	162	1,017
Unallocated surplus	656	—	—	656	—	656
	656	3,428	164	4,248	3,290	7,538
Regulatory adjustments
Assets	(33)	(1,468)	(15)	(1,516)	(3,547)	(5,063)
Liabilities	4,200	119	43	4,362	862	5,224
Available capital resources	4,823	2,079	192	7,094	605	7,699
Capital requirement
UK realistic basis	4,386	—	—	4,386	—	4,386
Other regulatory bases	—	687	88	775	24	799
	4,386	687	88	5,161	24	5,185
Local basis capital resources over capital requirement						2,514
IGCA valuation adjustments
Restricted assets® and shareholders capital support of the with-profits funds						(495)
Other						1
FLG IGCA surplus						2,020
Analysis of policyholders' liabilities
With-profits	18,703	—	146	18,849	—	18,849
Unit-linked	242	50,373	25,327	75,942	—	75,942
Non-participating and other non-unit reserves	7,984	11,427	1,214	20,625	—	20,625
Total policyholder liabilities	26,929	61,800	26,687	115,416	—	115,416

(i)
Long-term fund surplus capital over and above capital requirements is excluded from capital resources on an IGCA basis.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

UK with-profits funds

As at 31 December 2012	FP WPF	WPF	FLC New WPF	FLC Old WPF	FLAS WPF	WL WPF	Total
	£m	£m	£m	£m	£m	£m	£m
Other qualifying capital
Unallocated surplus	243	3	162	52	186	10	656
Regulatory adjustments
Assets	(14)	—	—	—	(1)	(18)	(33)
Liabilities	1,484	29	1,217	400	973	97	4,200
Available capital resources	1,713	32	1,379	452	1,158	89	4,823
Capital requirement
UK realistic basis	1,507	32	1,309	411	1,033	94	4,386
Local basis capital resources over capital resources requirement							437
Analysis of policyholders' liabilities
With-profits	8,202	155	4,840	1,344	3,641	521	18,703
Unit-linked	33	—	—	—	42	167	242
Non-participating and other non-unit reserves	2,399	96	973	134	4,291	91	7,984
Total	10,634	251	5,813	1,478	7,974	779	26,929

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

As at 31 December 2011	Total UK with-profits funds	UK shareholder and non-profit funds	Overseas life operations	Total life operations	Other operations and consolidation adjustments	Total
	£m	£m	£m	£m	£m	£m
Shareholders' equity
Outside long-term fund	—	528	92	620	3,197	3,817
Inside long-term fund	—	1,782	73	1,855	—	1,855
	—	2,310	165	2,475	3,197	5,672
Other qualifying capital
Preference shares	—	300	—	300	(300)	—
Innovative tier one capital (STICS)	—	511	—	511	(23)	488
Subordinated debt(i)	—	700	2	702	162	864
Unallocated surplus	652	—	—	652	—	652
	652	3,821	167	4,640	3,036	7,676
Regulatory adjustments
Assets	(384)	(1,597)	(15)	(1,996)	(4,143)	(6,139)
Liabilities	3,962	208	25	4,195	1,613	5,808
Available capital resources	4,230	2,432	177	6,839	506	7,345
Capital requirement
UK realistic basis	3,913	—	—	3,913	—	3,913
Other regulatory bases	—	728	87	815	23	838
	3,913	728	87	4,728	23	4,751
Local basis capital resources over capital requirement						2,594
IGCA valuation adjustments
Restricted assets(ii) and shareholders capital support of the with-profits funds						(460)
Assets in excess of market risk and counterparty limits						5
FLG IGCA surplus						2,139
Analysis of policyholders' liabilities
With-profits	20,409	—	161	20,570	—	20,570
Unit-linked	22	49,765	24,294	74,081	—	74,081
Non-participating and other non-unit reserves	6,854	10,974	(24)	17,804	—	17,804
Total policyholder liabilities	27,285	60,739	24,431	112,455	—	112,455

(i)
Includes £200 million of debt issued by FLG to RHG.

(ii)
Long-term fund surplus capital over and above capital requirements is excluded from capital resources on an IGCA basis.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

UK with-profits funds

As at 31 December 2011	FP WPF	FPLAL WPF	FLC New WPF	FLC Old WPF	FLAS WPF	WL WPF	Total
	£m	£m	£m	£m	£m	£m	£m
Other qualifying capital
Unallocated surplus	251	3	133	59	173	33	652
Regulatory adjustments
Assets	(23)	—	(120)	(17)	(174)	(50)	(384)
Liabilities	1,298	24	1,110	280	1,150	100	3,962
Available capital resources	1,526	27	1,123	322	1,149	83	4,230
Capital requirement
UK realistic basis	1,236	27	1,197	322	1,038	93	3,913
	1,236	27	1,197	322	1,038	93	3,913
Local basis capital resources over capital requirement							317
Analysis of policyholders' liabilities
With-profits	8,553	184	4,872	1,245	4,657	898	20,409
Unit-linked	—	—	—	—	22	—	22
Non-participating and other non-unit reserves	2,371	91	826	129	3,421	16	6,854
Total	10,924	275	5,698	1,374	8,100	914	27,285

Restrictions on availability of capital

The available capital in a regulated entity is generally subject to restrictions as to its availability to meet capital requirements elsewhere in the Group. The principal restrictions are:

UK with-profit funds

•
FP WPF: shareholders are entitled to one-ninth of the amount distributed to conventional with-profits policyholders in the form of bonuses. In addition, shareholders are entitled to 60% of the surplus arising in respect of the pre-demutualisation non-profit and unitised business written in the fund (excluding the investment element); the remaining 40% belongs to with-profits policyholders. Also, post-demutualisation policyholders are only entitled to surplus from the return on their investments; other sources of surplus are wholly owned by shareholders.

•
FPLAL WPF: the surplus in the closed with-profits fund may only be distributed to policyholders.

•
FLC New WPF, FLC Old WPF and FLAS WPF: shareholders are entitled to one ninth of the amount distributed to policyholders in the form of bonuses, with the following exception: certain policies in FLC with-profits funds with guaranteed bonus rates, where the shareholders do not receive one ninth of guaranteed bonuses.

•
WL WPF: shareholders are entitled to one-ninth of the amount distributed to policyholders in the form of bonuses, with the following exception: where elements of the FLWL with-profits policies were written in the non-profit fund, the shareholder receives the management charges in the non-profit fund for these.

Non-participating business

For non-participating business, surplus can generally be distributed to shareholders subject to meeting regulatory requirements of the COP 2012 scheme in relation to support arrangements for the with-profits funds in FLL as set out in the disclosures on intragroup capital arrangements in section d.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

c)    Movement in available capital

At 31 December 2012, total available capital resources in the life operations have increased during the year by £255 million to £7,094 million (2011: £697 million decrease to £6,839 million), as shown below.

For the year ended 31 December 2012	UK Total with-profits funds	UK shareholders' and non-profit funds	Overseas life operations	Total life operations
	£m	£m	£m	£m
At 1 January 2012	4,230	2,432	177	6,839
Value of new business	—	(75)	(113)	(188)
Expected existing business contribution	54	444	126	624
Experience variances and development costs	34	(55)	(33)	(54)
Operating assumption changes	7	7	(74)	(60)
Other operating items	(8)	50	(1)	41
Economic variance and other non-operating items	506	(79)	(15)	412
Other capital and dividend flows	—	(645)	128	(517)
Foreign exchange variances	—	—	(3)	(3)
At 31 December 2012	4,823	2,079	192	7,094

Analysis of with-profits funds

For the year ended 31 December 2012	FL WPF	FPLAL WPF	FLC New WPF	FLC Old WPF	FLAS WPF	WL WPF	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	1,526	27	1,123	322	1,149	83	4,230
Expected existing business contribution	(71)	1	131	61	(68)	—	54
Experience variances and development costs	33	—	2	1	—	(2)	34
Operating assumption changes	1	—	6	1	(1)	—	7
Other capital and dividend flows	(8)	—	—	—	—	—	(8)
Economic variance and other non-operating items	229	5	120	66	77	9	506
At 31 December 2012	1,710	33	1,382	451	1,157	90	4,823

For the year ended 31 December 2011	Total UK with-profits funds	UK shareholders' and non-profit funds	Overseas life operations	Total life operations
	£m	£m	£m	£m
At 1 January 2011	4,559	2,820	157	7,536
Opening adjustment: acquired/divested business	82	(13)	—	69
Value of new business	—	(154)	(90)	(244)
Expected existing business contribution	248	538	149	935
Experience variances and development costs	3	2	(25)	(20)
Operating assumption changes	(21)	207	(17)	169
Other operating items	—	185	13	198
Economic variance and other non-operating items	(641)	(364)	(54)	(1,059)
Other capital and dividend flows	—	(789)	45	(744)
Foreign exchange variances	—	—	(1)	(1)
At 31 December 2011	4,230	2,432	177	6,839

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Analysis of with-profits funds

For the year ended 31 December 2011	FP WPF	FPLAL WPF	FLC New WPF	FLC Old WPF	FLAS WPF	WL WPF	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2011	1,601	74	1,299	367	1,218	—	4,559
Opening adjustment: acquired/divested business	—	—	—	—	—	82	82
Expected existing business contribution	(62)	—	134	45	129	2	248
Experience variances and development costs	1	(5)	5	1	3	(2)	3
Operating assumption changes	6	1	(25)	(21)	18	—	(21)
Economic variance and other non-operating items	(20)	(43)	(290)	(70)	(219)	1	(641)
At 31 December 2011	1,526	27	1,123	322	1,149	83	4,230

d)    Intra-group capital arrangements

There is a financing arrangement in the form of reinsurance of certain business written by FLAS which was transferred into FLC from Sun Life Pensions Management Limited ("SLPM") through a Part VII Scheme in 2007. Following the COP 2012 Part VII transfer this financing arrangement exists between the FLAS WPF and the FLL non-profit fund both of which are separate funds in FLL. The net amount of financing outstanding at 31 December 2012 was £26 million (2011: £44 million).

FLL has guaranteed the £210 million (2011: £210 million) STICS issued in 2003 and the £268 million (2011: £268 million) STICS issued in 2005 by FPG, but now transferred to FLG. FLL has also guaranteed the £162 million subordinated debt issued by FPG in May 2009 but now transferred to FLG.

On 14 September 2010, FLG issued fixed rate unsecured loan notes, due in 2020, to Resolution Holdings (Guernsey) Limited ("RHG") another Group company, with an agreed principal amount of £700 million.

On 21 April 2011, FLG repaid £500 million of the £700 million internal fixed rate unsecured loan notes. On 14 November 2012 FLG repaid the outstanding £200 million.

On 21 April 2011, FLG issued a £500 million external Lower Tier 2 ("LT2") debt instrument with a coupon of 8.25% and a maturity of 2022. The £500 million external LT2 debt is guaranteed on a subordinated basis by FLL.

On 8 November 2012, the Group issued a US$575 million Upper Tier 2 ("UT2") reset perpetual subordinated debt instrument with a coupon of 7.875%, which is irrevocably guaranteed on a subordinated basis by FLL. A derivative instrument was entered into on 8 November 2012 to mitigate the risks associated with fluctuations in exchange rates on the issue of this debt.

Following the Part VII transfer of business from FLC to FLL, the requirement to retain the FLC reattributed inherited estate ("RIE") to support the FLC Old WPF and FLC New WPF and other previously existing with-profits fund support arrangements have been incorporated into one FLL scheme such that, as at 31 December 2012, the FLL shareholder fund and non-profit fund are required to retain £1.4 billion of capital support assets (of which £0.9 billion is in respect of the former FLC with-profits funds). Of this, £0.8 billion (£406 million in respect of former FLC with-profit funds) needs to be held in the form of tangible assets which could be transferred to the various FLL with-profits funds on a temporary basis if necessary. As at 31 December 2012 £59 million (2011: £54 million) of these support assets have been temporarily transferred to the FLL with-profits fund in the form of a contingent loan.

In the case of a temporary transfer to the with-profits funds, assets and related investment income would remain attributable to the shareholders as they would be returned when they are no longer required to support the capital requirements of the with-profits funds, under the tests set out in the COP 2012 scheme. In the case of the FLC with-profits funds if all or part of the assets transferred were unlikely to be returned in the foreseeable future (taking into consideration the duration of the in force with-profits policies), then the relevant part of the transfer would be designated permanent resulting in an income

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

statement charge to the shareholders. Under the rules of the COP 2012 scheme a test must be performed once in every 12 month period and may result in a transfer being made to the with-profits funds. As at 31 December 2012 the transfer to the with-profits funds was nil (2011: nil).

FLWL has a Segregated Sub Fund ("SSF") that can be called upon to protect certain policyholders from having their asset shares reduced, where those policies were written by the Colonial business prior to its merger with Winterthur. Such protection will occur whenever the annual inherited estate test shows that the with-profits fund assets are too low in relation to its liabilities, and takes the form of a permanent transfer of funds from the SSF into the with-profits fund. Any unused SSF will be gradually released to the shareholders, as the mathematical reserves of the protected Colonial policies run off. Following the annual inherited estate test at 31 December 2012, the SSF had net assets of £18 million (2011: £20 milllion).

e)    Policyholder liabilities

The assumptions which have the greatest effect on policyholder liabilities (including options and guarantees) and the process used to determine those assumptions are summarised in note 26. The terms and conditions of options and guarantees relating to life assurance contracts are disclosed in note 25.

The sensitivity of policyholder liabilities to changes in market conditions and to key assumptions and other variables are disclosed in note 28.

28. Risk management objectives and policies for mitigating risks

Overview

Risks to which the Group is exposed

The Group, in the course of doing business, is exposed to the following categories of risk:

•
financial risks: these are risks relating to the financial management of the business, the economy and other external events which result in the Group being unable to meet its financial obligations, and include market, credit, liquidity and insurance risks;

•
strategic risks: these are risks related to the Group's business strategy and decision making, and include risks associated with mergers and acquisitions activity and the composition of the Group's capital structure;

•
operational risks: these are risks of losses arising from inadequate or failed internal processes, personnel or systems, or from external events. Operational risks include regulatory, financial crime, people, legal, outsourcing, information technology and business protection risks; and

•
Group risks: these are risks of losses or reputational damage due to the activities of a Group member, including any business unit or subsidiary.

This note presents information about the Group's exposure to financial risks and the Group's objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these consolidated financial statements.

a)    Quantitative risk exposure

The Group's quantitative exposure to a range of financial risks is illustrated in the MCEV sensitivity analysis below, where the impacts of reasonably possible changes in risk variables are disclosed. The basis of preparation and limitations of the MCEV methodology are provided in the MCEV supplementary information.

Life and pensions

The tables on the following page show the sensitivity of the embedded value for covered business and the contribution from new business to changes in assumptions at year end 2012 and 2011, split by UK and Heritage (including the Corporate business where relevant) and International (comprising of FPI and Lombard).

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

The sensitivities shown reflect movement in Life and Pensions MCEV only.

In calculating each sensitivity, it is assumed that other future experience assumptions remain unchanged, except where changes in economic conditions directly affect them. The assumptions underlying the statutory reserving calculations remain unchanged in all sensitivities.

Sensitivities shown in a single direction have broadly symmetrical impacts.

	Change in MCEV (net of tax)			Change in VNB (gross of tax)
2012 Sensitivities	UK & Heritage	Int'l(v)	Total	UK & Heritage	Int'l(v)	Total
	£m	£m	£m	£m	£m	£m
Base MCEV and VNB (per note 11 of the supplementary information)	3,696	1,227	4,923	144	50	194
Market and credit risk
100bps increase in reference rates	(53)	(3)	(56)	(6)	(2)	(8)
100bps reduction in reference rates	37	15	52	5	2	7
Removal of illiquidity premium for immediate annuities	(544)	—	(544)	(31)	—	(31)
10% decrease in equity/property capital values at the valuation date, without a corresponding fall/rise in dividend/rental yield(i)	(181)	(60)	(241)	n/a	n/a	n/a
25% increase in equity and property volatility at the valuation date	(32)	—	(32)	n/a	n/a	n/a
25% increase in swaption implied volatility at the valuation date	(4)	—	(4)	n/a	n/a	n/a
100bps increase in corporate bond spreads(ii)	(203)	(11)	(214)	(14)	—	(14)
100bps decrease in corporate bond spreads(ii)	261	11	272	13	—	13
10% adverse movement in Sterling/overseas exchange rate(iii)	(30)	(92)	(122)	n/a	n/a	n/a
10% fall in value in unit-linked funds	(207)	(96)	(303)	n/a	n/a	n/a
100bps increase in expense inflation	(65)	(39)	(104)	(7)	(5)	(12)
100bps decrease in expense inflation	57	32	89	6	4	10
Insurance and other risk
Reduction to EU minimum capital or equivalent(iv)	40	—	40	2	—	2
10% proportionate reduction in maintenance expenses	109	50	159	8	8	16
10% proportionate reduction in lapse rates	83	49	132	13	5	18
10% reduction in paid-up rates	13	12	25	5	1	6
5% reduction in mortality and morbidity (excluding annuities):
Before reinsurance	79	12	91	10	4	14
After reinsurance	38	8	46	5	1	6
5% reduction in annuitant mortality/morbidity:
Before reinsurance	(132)	—	(132)	(4)	—	(4)
After reinsurance	(67)	—	(67)	(4)	—	(4)
Effect of end of period assumptions on VNB	n/a	n/a	n/a	4	(1)	3

(i)
The movement in UK embedded value from a reduction in market values comprises a £nil million (2011: £nil million) change in the value of shareholders' net worth and a £181 million (2011: £188 million) reduction in the value of in-force covered business.

(ii)
The corporate bond spread sensitivities of an increase/(decrease) of 100bps assume an increase/(decrease) in the illiquidity premium for immediate annuities of 40 bps (2011: 35bps) for in-force business and 40 bps (2011: 35bps) for the value of new business.

(iii)
Currency risk is expressed in terms of total overseas exposure; the Group's principal currency exposures other than Sterling are the Euro and US Dollar.

(iv)
Required capital is set at the greater of regulatory capital and requirements arising from internal capital management policies. In aggregate, the required capital is higher than the regulatory requirement by £886 million (2011: £902 million). This sensitivity shows the impact on embedded value and value of new business of using the lower regulatory capital requirement.

(v)
The base MCEV for International includes £43 million in respect of AmLife and the base VNB for International includes £3 million in respect of AmLife, however the International sensitivities exclude AmLife due to its sale on 4 January 2013 and its immaterial impact.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

	Change in MCEV (net of tax)			Change in VNB (gross of tax)
2011 Sensitivities	UK & Heritage	Int'l	Total	UK & Heritage	Int'l	Total
	£m	£m	£m	£m	£m	£m
Base MCEV and VNB (per note 11 of the supplementary information)	4,300	1,112	5,412	59	92	151
Market and credit risk
100bps increase in reference rates	(83)	(2)	(85)	(8)	(3)	(11)
100bps reduction in reference rates	70	8	78	8	2	10
Removal of illiquidity premium for immediate annuities	(607)	—	(607)	(27)	—	(27)
10% decrease in equity/property capital values at the valuation date, without a corresponding fall/rise in dividend/rental yield(i)	(188)	(55)	(243)	n/a	n/a	n/a
25% increase in equity and property volatility at the valuation date	(32)	—	(32)	n/a	n/a	n/a
25% increase in swaption implied volatility at the valuation date	(4)	—	(4)	n/a	n/a	n/a
100bps increase in corporate bond spreads	(256)	(18)	(274)	(7)	—	(7)
100bps decrease in corporate bond spreads	238	19	257	1	—	1
10% adverse movement in Sterling/overseas exchange rate	(43)	(115)	(158)	n/a	n/a	n/a
10% fall in value in unit-linked funds	(220)	(93)	(313)	n/a	n/a	n/a
Insurance and other risk
Reduction to EU minimum capital or equivalent(iv)	41	—	41	2	—	2
10% proportionate reduction in maintenance expenses	147	44	191	10	7	17
10% proportionate reduction in lapse rates	90	45	135	11	8	19
10% reduction in paid-up rates	13	7	20	4	2	6
5% reduction in mortality and morbidity (excluding annuities):
Before reinsurance	287	6	293	13	1	14
After reinsurance	52	5	57	4	—	4
5% reduction in annuitant mortality/morbidity:
Before reinsurance	(27)	—	(27)	(3)	—	(3)
After reinsurance	(68)	—	(68)	(3)	—	(3)
Effect of end of period assumptions on VNB	n/a	n/a	n/a	8	6	14

(i)
The movement in UK embedded value from a reduction in market values comprises a £nil million (2011: £nil million) change in the value of shareholders' net worth and a £181 million (2011: £188 million) reduction in the value of in-force covered business.

(ii)
The corporate bond spread sensitivities of an increase/(decrease) of 100bps assume an increase/(decrease) in the illiquidity premium for immediate annuities of 40 bps (2011: 35bps) for in-force business and 40 bps (2011: 35bps) for the value of new business.

(iii)
Currency risk is expressed in terms of total overseas exposure; the Group's principal currency exposures other than Sterling are the Euro and US Dollar.

(iv)
Required capital is set at the greater of regulatory capital and requirements arising from internal capital management policies. In aggregate, the required capital is higher than the regulatory requirement by £886 million (2011: £902 million). This sensitivity shows the impact on embedded value and value of new business of using the lower regulatory capital requirement.

(v)
The base MCEV for International includes £43 million in respect of AmLife and the base VNB for International includes £3 million in respect of AmLife, however the International sensitivities exclude AmLife due to its sale on 4 January 2013 and its immaterial impact.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

b)    Market risk

Market risk is defined within the Group's Investment Risk Policy as: "The risk that movement in market factors impacts adversely on the value of, or income from, shareholder or policyholder funds".

Market risk can be categorised into the following risk drivers which correspond to the sub-modules through which they are modelled within Friends Life's internal model. These are equity risk, property risk, interest rate risk, volatility risk and foreign exchange risk.

Market risk arises on guarantees and options offered on some of the Group's products. As described within the section on policyholder liabilities (see note 25 and 26), the Group is exposed to guarantees on bonus additions that become more valuable as investment values fall and where the cost of hedging increases. In addition, the Group is exposed to guaranteed cash and annuity options on certain pension policies that become more valuable as interest rates fall and where the cost of hedging increases.

Shareholders' earnings are further exposed to market risk to the extent that the income from policyholder funds is based on the value of financial assets held within those unit-linked or with-profits funds.

The Group manages market risk attaching to assets backing specific policyholder liabilities and to assets held to deliver income and gains for the shareholder. Within the unit-linked funds and with-profits funds, the Group manages market risk so as to provide a return in line with the expectations of policyholders. The principal objective for shareholder assets is to manage them so that they meet the capital requirements of the Group, and support its future strategic and operational objectives.

The FLG board sets appetite for market risk for each of the different asset classes taking account of the risk appetite set by the Board. Consideration is given to the objectives of the asset pools to which they relate and the nature of the liabilities backed by those assets.

The following summarises the key actions undertaken by the Group to manage market risk:

The FLG board has adopted a Market Risk Policy which augments for market risk the provisions of the Group Investment Risk Policy. The Market Risk Policy sets out how market risk should be managed within FLG and is primarily owned by the FLG Chief Investment Officer. As part of FLG's annual refresh of risk policies (which is conducted in parallel with the Board's annual review of Group policies), the FLG Chief Risk Officer, supported by the FLG Group Actuarial Director, is responsible for ensuring that the Market Risk Policy is reviewed.

FLG's Market Risk Policy is further embedded in the business through the operation of investment limits. These specify the permitted asset classes for investment, the limits for exposures to asset classes including gilts and corporate bond exposures, cash exposures, derivative exposures, equity and other exposures, and also limits in relation to interest rate risk, inflation risk, foreign exchange risk, implied equity and interest rate volatility. The relevant limits are also reflected in investment guideline documents which are maintained for each fund.

To support the setting of investment limits, the Asset and Liability Management ("ALM") function within FLG is responsible for carrying out strategic asset allocation studies on each block of business within a three year life cycle. This review considers risk appetite, capital requirements and other metrics.

The FLG Investment Oversight Committee, which during the year was a sub-committee of the FLG board, but from 28 March 2013 will become a Committee of the Board, oversees investment policy and strategy, which the Group controls primarily through the use of investment fund mandates. Day-to-day implementation of investment policy and strategy is managed predominantly by:

•
F&C in respect of the FP WPF as well as unit-linked business sold by FLL and FLPL;

•
AXA Investment Management UK Limited ("AXA IM") in respect of all FLWL business, the FLC WPFs and FLAS WPF, and unitlinked business sold by FLC; and

•
FLI in respect of shareholder, non-profit, and shareholder annuity portfolios.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Mandates are set for each fund within each of the insurance legal entities within the Group taking account of the relevant factors outlined above. Unit-linked funds are managed in line with their underlying objectives as set out in policyholder contracts.

The mandates seek to limit exposure to market risk by using some or all of the following mechanisms:

•
restrictions on the asset classes held;

•
restrictions on the maximum exposure to any one issuer; and

•
defined sector, country or regional limits.

FLI, F&C and AXA IM managed funds may hold derivatives to facilitate efficient portfolio management where their use is provided for in the relevant fund mandates. The types of derivatives held vary between investment mandates but may include both rates and equity derivatives. Currency forwards and other derivatives may also be held to manage currency risk, but only if permitted by individual fund mandates. The Group may seek to reduce investment risk by holding derivatives (without disproportionately increasing other types of risk).

Unit-linked funds may use derivatives for the purposes of efficient portfolio management and risk reduction in accordance with policyholder contracts and marketing literature relevant to the funds.

In addition to the mandates, the Group undertakes a programme of asset/liability management. For example, in order to manage the impact of interest rate changes on profit, corporate bonds and gilts are held to match the duration, profile and cash flows of annuity and income protection policies.

In order to manage the exposure arising from guarantees and options, the Group has purchased a number of derivatives, including interest rate swaps, equity put options, currency forwards, inflation swaps, interest rate swaptions and equity futures to manage exposures to movements in equity prices or interest rates. Hedge accounting has not been applied to these derivatives, as movements in the fair value of these instruments will be offset by the movement in the valuation of the liability. As noted, the majority of these guarantees arise within the Group's with-profits funds and so any net fair value movement will be reflected in the unallocated surplus rather than within shareholders' funds. In addition, derivatives are used to manage guarantees in respect of non-profit business.

The following provides additional information on the exposure to equity and property risk, foreign exchange risk, interest rate risk and volatility risk:

i)     Equity and property risk

Equity and property risk are accepted in accordance with agreed risk appetite in order to achieve the desired level of return from policyholder assets.

Asset allocation within the with-profits funds is actively managed. At 31 December 2012 the proportion of equities and property backing asset shares in the FP WPF was reduced from 50% to 45%, and for the FLC WPFs the ratio was reduced from 65% to 60%. These actions reflect the perceived risk appetite of the with-profits funds and are in line with the Group's commitment to fair treatment of all its customers and the published Principles and Practices of Financial Management.

The proportion of equity and property backing asset shares in the FLAS WPF is managed on a basis which targets a stable proportion over time. This is also true in FLWL for policies with equity participation, although as policies get close to maturity their allocation is moved towards short-term fixed interest investments, and thus the overall equity and property proportion is likely to fall over time. For the FLC WPFs, asset allocation varies for different policies depending on how close they are to maturity, and thus the overall equity and property proportion within the fund is expected to gradually reduce over time.

For with-profits and unit-linked policies, the policyholders bear the majority of the investment risk and any change in asset values is matched by a broadly equivalent change in the realistic liability. However, in some cases, the Group has issued policies containing return of premium guarantees and in severe adverse investment conditions these guarantees may become in the money, leading to shareholders bearing the investment risk associated with the policy. In addition, charges that are expressed as a percentage of fund values are impacted by movements in asset values and therefore falling values still

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

have an adverse effect on shareholders and in very adverse circumstances shareholders may be obliged to provide additional support to the with-profits funds.

In their decision-making on equity investments, F&C and AXA IM assess the extent of equity risk required or allowed by the fund as set out in the fund objectives and relative to defined performance benchmarks. The management of equity investments by non F&C and AXA IM fund managers is performed in accordance with the objectives of the fund as set out in policy contracts and marketing literature.

Throughout 2012 there has been no material exposure to equity risk within any of the shareholders' funds.

ii)    Foreign exchange risk

The Group is exposed to foreign exchange risk through its investment in foreign operations, fee income derived from financial instruments denominated in currencies other than its measurement currency (pounds Sterling), revenues receivable and payables due in foreign currency. Consequently, the Group is exposed to the risk that the exchange rate of its measurement currency relative to other currencies may change in a manner that has an adverse effect on the value of the Group's financial assets and liabilities. Derivative instruments are used to manage potential foreign exchange volatility in relation to foreign currency loans and borrowings, all other exchange rate risk is accepted as being within the Group's agreed risk appetite given the relative materiality of the exposure.

The net exposure to foreign exchange risk through investment in overseas equities is currently small, and exposure through debt securities is limited due to the restrictions through limits placed by investment mandates. For unit-linked contracts and with-profits policies (to the extent that currency risk on overseas equities held by the with-profits funds are only partially hedged), currency risk is borne by the policyholder. As noted above, the shareholder is subject to currency risk only to the extent that income from policyholder funds is based on the value of the financial assets held in those funds. The liability for non-linked insurance contracts in currencies other than Sterling is immaterial.

iii)   Interest rate risk

The Group is exposed to fair value interest rate risk where changes to interest rates result in changes to fair values rather than cash flows, for example fixed interest rate loans and assets. Conversely, floating rate loans expose the Group to cash flow interest rate risk. The Group makes use of derivatives to manage interest rate risk. In the case of swaps the Group holds both:

•
receiver interest rate swaps (where fixed payments are received in return for floating payments being paid)—increases to interest rates increase cash flows payable and reduce fair value; and

•
payer interest rate swaps (where floating payments are received in return for fixed payments being paid)—reductions to interest rates reduce cash flows receivable and reduce fair value.

However both types of swaps are held in order to reduce the net asset/liability rate risk which would otherwise arise.

Bond-related performance benchmarks within fund mandates are generally set so that asset profiles broadly match liability profiles and hence the interest rate risk is minimised. However in FAL and in FLWL with-profits funds and, in FLL, the FP, FLC, FLAS withprofit funds assets have been invested deliberately in bonds with a shorter duration than the companies' liabilities. Interest rate swaps have then been put in place to reduce the reinvestment risk which would otherwise arise.

Day-to-day investment decisions around the management of interest rate risk and its impact on the value of FLG's investments are largely undertaken on behalf of FLG by the relevant investment manager, within the boundaries set by fund mandates. In its decision-making on gilt and corporate bond investments, the investment manager will assess the extent of interest rate risk allowed by the fund as set out in the fund objectives and relative to the defined performance benchmarks.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

FLG's ALM function is responsible for monitoring and managing net asset/liability interest rate risk across all of the FLG businesses.

From time to time the ALM function may propose changes to the fund mandates to reflect changes in interest rate risk appetite.

The Group may also be exposed to interest rate risk on its strategic investments, and on any debt issuance. As part of any proposal for strategic investment or debt capital raising, the interest rate risk to which the Group is exposed will be given careful consideration as one of the factors impacting on the final recommendation. Ultimate approval for any strategic investments or debt raising rests with the Board.

iv)    Volatility risk

The Group is exposed to the risk of loss or of adverse change in its financial position arising from changes in the market implied volatility used to value its realistic liabilities.

Swaptions and equity put options are held to mitigate interest rate volatility and implied equity volatility risk impacting the value of guarantees offered by the Group's insurance businesses.

c)    Credit risk

Credit risk includes the following seven elements:

•
investment credit risk—financial loss arising from a change in the value of an investment due to a rating downgrade, default, or widening of credit spread. Changes in credit spreads are also affected by the liquidity of the stock and market expectations in respect of whether any option embedded within it will be exercised, but since the liquidity and effects related to embedded options are usually closely related to credit risk, these risks are managed as credit risk;

•
derivative counterparty risk—financial loss arising from a derivative counterparty's default, or the deterioration of the derivative counterparty's financial position;

•
reinsurance counterparty risk—financial loss arising from a reinsurer's default, or the deterioration of the reinsurer's financial position;

•
deposit risk—financial loss arising from a deposit institution's default, or the deterioration of the deposit institution's financial position;

•
loan risk—financial loss arising from a debtor's inability to repay all, or part, of its loan obligations or the deterioration of the debtor's financial position;

•
country risk—financial loss arising from economic agents in a sovereign foreign country, including its government, being unable or unwilling to fulfil their international obligations due to a shortage of foreign exchange or another common reason such as currency inconvertibility; and

•
settlement risk—financial loss arising from the failure or substantial delay of an expected settlement in a transfer system to take place, due to a party other than the Group defaulting/not delivering on its settlement obligations.

i)     Investment Credit risk

The Group's Life and Pensions business will take on investment credit risk when it is deemed financially beneficial to do so in support of its financial objectives.

The Group is exposed to investment credit risk on its investment portfolio (in line with the Group's risk appetite), primarily from investments in corporate bonds and asset backed securities. Creditworthiness assessment for new and existing investments is largely undertaken on behalf of the Group by F&C, AXA IM and FLI. In their decision making, F&C, AXA IM or FLI (as appropriate), will assess the extent of investment credit risk allowed by each fund as set out in the fund mandates and relative to defined performance benchmarks.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

The majority of the Group's corporate bond portfolio has a high credit rating (see subsequent tables in this note).

ii)    Derivative counterparty risk

Derivatives purchased over the counter have the potential to expose the Group to substantial credit risk but this risk is significantly reduced through collateral arrangements with counterparties. FLG's ALM function is responsible for recommending derivative strategies to the FLG board, and assisting other finance teams to put in place the appropriate internal management processes. The Group endeavours only to transact over the counter derivatives with highly rated counterparties.

iii)   Reinsurance counterparty risk

The Group is exposed to reinsurance counterparty risk of three different types:

•
as a result of debts arising from claims made but not yet paid by the reinsurer;

•
from reinsurance premium payments made to the reinsurer in advance; and

•
as a result of reserves held by the reinsurer which would have to be met by the Group in the event of default.

In addition, there is potential for the Group's credit risk exposure to increase significantly under adverse insurance risk events, e.g. if one of the insurance companies within the Group received a large number of claims for which it needed to recover amounts from its reinsurers. In order to mitigate reinsurance counterparty risk, the Group gives consideration to the credit quality of a reinsurer before incepting a reinsurance treaty. To facilitate this process, a list of acceptable reinsurers is maintained.

iv)    Deposit risk

The Group is exposed to credit risk on the balances deposited with banks in the form of cash, certificates of deposit and money market instruments. Money market instruments issued by parties other than banks such as commercial paper are also covered under this heading. The primary risk is borrower quality; this is mitigated by limiting holdings in any one issuer.

In certain, limited circumstances, Lombard is exposed to deposit risk:

•
of custodian banks relating to unit-linked policyholder cash positions; and

•
for cash amounts held on behalf of unit-linked policyholders for premium proceeds with respect to policies not yet issued, and withdrawal/surrenders/death claim proceeds not yet paid to beneficiaries.

v)     Loan risk

Companies in the Group are exposed to loan risk in several different areas, the most material of which are:

•
loans to Independent Financial Advisors ("IFAs") as part of strategic investments;

•
other strategic loans;

•
loans to appointed representatives;

•
loans to brokers;

•
agency debt (including debt arising as a result of clawback of commission);

•
policyholder debt; and

•
rental income due.

In general, these quantitative credit exposures are relatively low but they can bear relatively high likelihoods of default.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

vi)    Company risk

The Group is exposed to country risk in a number of key areas, the most significant of which is bonds issued by foreign governments in non-domestic currency. The mandates that govern all F&C, AXA IM and FLI managed funds restrict the purchase of foreign government bonds to only those that exceed a minimum level of creditworthiness.

The management of country risk on the creditworthiness of the investments is largely undertaken on behalf of the Group by F&C, AXA IM and FLI. Counterparties are assessed on an individual basis, including the counterparty's sensitivity to a sovereign debt crisis in its country of domicile.

viii) Settlement risk

Settlement risk is a form of credit risk that arises at the settlement of a transaction, as a result of a counterparty failing to perform its obligations. The Group is exposed to settlement risk in the following key areas:

•
bank transfers, including foreign exchange transactions;

•
the purchase or sale of investments;

•
the purchase or sale of property;

•
the purchase, sale or expiry of exchange-traded derivatives or the transfer of periodic payments under these contracts; and

•
the settlement of derivative contracts.

Objectives in managing credit risk

To mitigate credit risk:

•
investment mandates for many funds will have a prescribed minimum credit rating of bonds that may be held and will generally prohibit investment in bonds of below specified minimum ratings, subject to some discretion where assets are downgraded. Investing in a diverse portfolio reduces the impact from individual companies defaulting;

•
counterparty limits are set for investments, cash deposits, foreign exchange trade exposure and stock lending;

•
all over the counter derivative transactions are covered by collateral, with minor exceptions;

•
the Group regularly reviews the financial security of its reinsurers; and

•
in some cases, derivatives are held to protect against the risk of credit default or internal hedge solutions have been implemented.

The exposure to individual counterparties is limited to specific percentages of total non-linked assets in the long-term fund, based on regulatory categorisation of counterparties.

Concentrations of credit risk might exist where the Group has significant exposure to a group of counterparties with similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions.

Lombard deposits cash amounts with custodian banks. The deposit risk is managed by diversification across a number of custodian banks, holdings via diversified monetary collective funds, longer term balances being held in highly rated and/or statebacked custodian banks and via, in some cases, clients' acceptance of the risk in general policy conditions.

An indication of the Group's exposure to credit risk is the quality of the investments and counterparties with which it transacts. The Group is most exposed to credit risk on debt and other fixed-income securities, derivative financial instruments, deposits with credit institutions, reinsurance arrangements and cash equivalents. Debt and other fixed-income securities mainly comprise government bonds and corporate bonds. The Group monitors the quality of its corporate bonds and sovereign debt holdings.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

The following table gives an indication of the level of creditworthiness of those categories of assets which are neither past due nor impaired and are most exposed to credit risk using principally ratings prescribed by Standard & Poor's and Moody's. Assets held within unit-linked funds have been excluded from the table below as the credit risk on these assets is borne by the policyholders rather than the shareholders. The carrying amount of assets included in the consolidated statement of financial position represents the maximum credit exposure.

As at 31 December 2012	AAA	AA	A	BBB	BB	B	Not rated	Total	Collateral held
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate bonds	1,037	3,043	5,035	2.945	417	44	44	12,565	—
Asset-backed securities	1,493	1,007	873	423	67	58	19	3,940	—
Derivative financial instruments	—	6	760	—	—	—	24	790	564
Reinsurance assets	—	3,021	131	—	—	—	1	3,153	—
Cash and cash equivalents	2,579	270	1,644	—	25	—	86	4,604	—
Insurance and other receivables	—	—	—	—	—	—	402	402	—
Total	5,109	7,347	8,443	3,368	509	102	576	25,454	564
%	20%	29%	33%	13%	2%	1%	2%	100%

As at 31 December 2011	AAA	AA	A	BBB	BB	B	Not rated	Total	Collateral held
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate bonds	2,081	3,189	4,328	3,360	212	33	227	13,430	—
Asset-backed securities	819	907	705	431	135	14	49	3,060	—
Derivative financial instruments	—	68	800	—	—	—	—	868	643
Reinsurance assets	—	3,129	83	—	—	—	1	3,213	—
Cash and cash equivalents	1,278	1,079	1,631	19	—	—	5	4,012	—
Insurance and other receivables	—	—	—	—	—	—	265	265	—
Total	4,178	8,372	7,547	3,810	347	47	547	24,848	643
%	17%	34%	31%	15%	1%	0%	2%	100%	—

The Group holds collateral in respect of over the counter derivatives. Such collateral held by the Group consists of gilts, non-Sterling government bonds and cash. Collateral is valued at bid price.

The direct exposure of the Group to government and corporate debt of Ireland, Portugal, Italy and Spain (being countries where the risk of credit default is perceived as higher) in shareholder and annuity funds at 31 December 2012 and 2011 is set out in the table below (to the nearest £million). There is no exposure to Greece. Where the Group holds securities issued by financial companies, it has considered the Company's financial strength and the ability of the domicile government to provide financial support in the event of stress.

	2012			2011
As at 31 December	Govt. debt	Corporate debt	Total(i)	Govt. debt	Corporate debt	Total(i)
	£m	£m	£m	£m	£m	£m
Ireland	—	38	38	—	39	39
Portugal	—	5	5	—	10	10
Italy	7	145	152	6	154	160
Spain	—	146	146	—	167	167
Total	7	334	341	6	370	376

(i)
Includes shareholder exposure to the 60:40 with-profits fund.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

	Ireland	Portugal	Italy	Spain	Total
	£m	£m	£m	£m	£m
Corporate exposure:
Domestic banks	—	—	18	15	33
Domestic non-bank financials	13	—	16	—	29
Non-domestic banks	—	—	—	67	67
Domestic non-financials	24	5	111	62	202
Non-domestic non-financials	1	—	—	2	3
Total 31 December 2012	38	5	145	146	334
Total 31 December 2011	39	10	154	167	370

The following table shows the amounts of insurance receivables and loans that were impaired and the amounts of insurance receivables and loans that were not impaired but either past due or not past due at the end of the year. No other financial assets were either past due or impaired at the end of the year. However, some issuers of subordinated bonds in which the Group has holdings have suspended or announced that they intend to suspend the payment of coupons. Assets held in unit-linked funds have been excluded from the table.

	2012		2011
As at 31 December	Insurance receivables	Loans	Insurance receivables	Loans
Financial assets that are neither past due nor impaired	94.78%	100%	91.55%	100%
Financial assets that are past due:
0 - 3 months past due	0.78%		4.44%
3 - 6 months past due	1.55%		0.22%
6 - 12 months past due	0.67%		3.14%
Impaired financial assets for which provision is made	2.22%		0.65%
Total before provision for impairment (£m)	902	6	923	5

For the majority of over the counter derivative transactions undertaken by the Group, collateral is received from the counterparty if the sum of all contracts held with the counterparty is in-the-money (i.e. it is being valued as an asset). The Group has a legal right to this collateral if the counterparty does not meet its obligations but has no economic benefit from holding the assets and the counterparty may substitute at any time the collateral delivered for another asset of the same value and quality. It is repayable if the contract terminates or the contract's fair value falls. Contractual agreements between the Group and each counterparty exist to protect the interests of each party, taking into consideration minimum threshold, asset class of collateral pledged and the frequency of valuation. At 31 December 2012, the fair value of such collateral held was £564 million (2011: £643 million). No collateral has been sold or repledged (2011: £nil).

Reinsurance assets include an amount of £1,767 million (2011: £1,800 million) which relates to a reinsurance agreement with Swiss Reinsurance Company Ltd ("Swiss Re"), as set out in note 31. The asset is secured by a collateral arrangement with HSBC offering protection should any counterparty supporting the reinsurance agreement default. An Investment Management Agreement is in place between FLL and Swiss Re to govern the suitability of collateral assets. As at 31 December 2012, the value of such collateral was £1,783 million (2011: £1,807 million).

The value of the reinsurance and underlying collateral are reviewed annually to ensure that the future payments received from the loan note continue to match the best estimate liability cash flows.

d)    Liquidity risk

Liquidity risk is the risk that an entity, although solvent, either does not have sufficient financial resources available to it in order to meet its obligations when they fall due, or can secure them only at excessive cost.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

The Group faces two key types of liquidity risk:

•
shareholder liquidity risk (liquidity within funds managed for the benefit of shareholders, including shareholders' interests in longterm funds); and

•
policyholder liquidity risk (liquidity within funds managed for the benefit of policyholders).

The Group will meet shareholder liquidity needs arising in a number of key areas. For example:

•
the ability to support the liquidity requirements arising from new business;

•
the capacity to maintain dividend payments/loan repayments and interest;

•
the ability to deal with the liquidity implications of strategic initiatives, such as merger and acquisition activity;

•
the capacity to provide financial support across the Group; and

•
the ability to fund its day-to-day cash flow requirements.

The overall objective of shareholder liquidity risk management is to ensure that there is sufficient liquidity over short (up to one year) and medium time horizons to meet the cash flow needs of the business.

For policyholder funds, liquidity needs arise from a number of potential areas, including:

•
a short-term mismatch between cash flows arising from assets and cash flow requirements of liabilities;

•
having to realise assets to meet liabilities during stressed market conditions;

•
investments in illiquid assets such as property and private placement debt;

•
higher than expected levels of lapses/surrenders caused by economic shock, adverse reputational issues or other events; and

•
higher than expected payments of claims on insurance contracts.

The overall objective of policyholder liquidity risk management is to ensure that sufficient liquid funds are available to meet cash flow requirements under all but the most extreme scenarios.

Liquidity risk is managed in the following way:

•
forecasts are prepared regularly to predict required liquidity levels over both the short and medium term;

•
a credit facility with a syndicate of banks exists to enable cash to be raised in a relatively short time-span;

•
credit risk of cash deposits is managed by applying counterparty limits and imposing restrictions over the credit ratings of third parties with whom cash is deposited;

•
assets of a suitable maturity and marketability are held to meet policyholder liabilities as they fall due;

•
the implementation of temporary restrictions on the withdrawal of funds such as extension of the notice periods of switches and restrictions of withdrawals from property funds.

The Group benefits from a £500 million (2011: £500 million) multi-currency revolving credit facility with Barclays Bank plc, Royal Bank of Canada, HSBC Bank plc and The Royal Bank of Scotland plc, with Barclays Bank plc as agent, entered into on 24 June 2010. The facility is guaranteed by FLL. If a third party, who does not presently have control of the Group, acquires such control, the Group must notify the agent immediately. In this circumstance, the lenders are not obliged to fund utilisation and may notify the agent to cancel their commitments under the facility. This would have the effect of rendering all of their loans repayable within ten business days from the date of notice. As at the date of this report, the facility remains undrawn.

The following table details the undiscounted contractual net cash flows in respect of financial and insurance liabilities. Where contracts have a surrender value (i.e. the policy is theoretically payable on

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

demand), the current surrender value is disclosed within the "within one year or payable on demand" column.

	Contractual undiscounted cash flows
Year ended 31 December 2012	Carrying value	Within 1 year or payable on demand	1 - 5 years	More than 5 years
	£m	£m	£m	£m
Non-derivative financial liabilities
Insurance contracts	37,232	20,564	3,535	15,895
Investment contracts	78,184	78,184	—	—
Loans and borrowings:
—Principal	1,099	59	17	1,015
—Interest	—	50	200	145
Due to reinsurers	1,767	116	451	1,752
Net asset value attributable to unit-holders	754	754	—	—
Insurance payables and other payables	871	865	—	6
Derivative financial liabilities
Interest rate swaps	158	4	103	51
Inflation rate swaps	1	—	1	—
Futures backing equities	6	6	—	—
Credit default swaps	4	—	2	1
Cross-currency swaps	56	7	4	45
Futures—fixed-interest	1	1	—	—
Forward currency contracts	4	4	—	—

	Contractual undiscounted cash flows
Year ended 31 December 2011	Carrying value	Within 1 year or payable on demand	1 - 5 years	More than 5 years
	£m	£m	£m	£m
Non-derivative financial liabilities
Insurance contracts	37,264	21,297	3,458	17,031
Investment contracts	75,191	75,191	—	—
Loans and borrowings:
—Principal	1,195	123	271	801
—Interest	—	94	336	346
Due to reinsurers	1,800	118	457	1,861
Net asset value attributable to unit-holders	1,173	1,173	—	—
Insurance payables and other payables	667	634	10	23
Derivative financial liabilities
Interest rate swaps	114	2	17	95
Inflation rate swaps	50	—	—	50
Futures backing equities	24	24	—	—
Credit default swaps	2	—	1	1
Cross-currency swaps	63	—	11	52
Futures—fixed-interest	21	21	—	—
Forward currency contracts	13	13	—	—

Amounts expected to be settled from the unallocated surplus are excluded from the analysis above as there is no contractual obligation to settle the liability. Of the carrying amount in the consolidated statement of financial position in respect of the unallocated surplus, £577 million (2011: £586 million) is expected to be settled more than 12 months after the balance sheet date.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

e)    Insurance risk

Insurance risk includes the following areas:

•
mortality risk—risk of loss arising due to policyholder death experience being different from expectations; or for annuities, risk of annuitants living longer than expected (called annuity longevity risk);

•
morbidity risk—risk of loss arising due to policyholder health experience being different from expectations;

•
persistency risk—risk of loss arising from lapse experience being different from expectations;

•
expense risk—risk of loss due to expense experience being different from expectations; and

•
option risk—risk of loss arising from experience of take up of options and guarantees being different from expectations.

The Group's Life and Pensions business actively pursues mortality risk, longevity risk and morbidity risk in those areas where it believes it has a competitive advantage in managing these risks to generate shareholder value (without compromising the interests of policyholders, and the need to treat customers fairly). Persistency risk, expense risk and option risk are taken on when it is deemed financially beneficial for the organisation to do so, or where the taking of these risks is in support of the Group's strategic objectives.

Underpinning the Group's management of insurance risk is:

•
adherence to an approved underwriting policy that takes into account the level of risk that the Group is prepared to accept;

•
controls around the development of products and their pricing; and

•
regular analysis of actual mortality, morbidity and lapse experience which feeds into the development of products and policies. If the analysis changes expectations of future liability cash flows, periodic adjustments are made to asset cash flows to maintain the asset/liability match.

Risks in excess of agreed underwriting limits may be reinsured, in particular quota share reinsurance may be used to limit overall exposure to mortality, morbidity and longevity risks. The Group's objective is to purchase reinsurance in the most cost-effective manner from reinsurers whose creditworthiness is deemed appropriate.

Substantially all insurance contracts, and the majority of the combined insurance and investment contract portfolio, are written in the UK and so results are sensitive to changes in the UK insurance market and tax regime. Otherwise the Group sells a diverse range of products to a diverse group of people.

Changes in legislation that impact pricing

On 1 March 2011 the European Court of Justice ("ECJ") ruled that it is unlawful for insurers to use gender in risk pricing. The resulting amendment to the UK Equality Act came into force on 21 December 2012.

There will now be a potential for an increased financial risk in relation to the future business which may have a gender mix which is detrimental to profit i.e. adverse relative to the assumption within pricing.

For protection business there are also transition risks relating to lapse and re-entry, where the change results in lower premiums.

There is an additional risk in relation to amendments to in-force business where the changes to legislation are not so clear and there is some risk that the Group could be challenged on its approach.

Note 26 describes the main insurance contracts written by the Group and the basis of setting assumptions in measuring insurance liabilities which will take into account the risks above. The following sections describe how policy cash flow risks are managed.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

i)     Mortality and morbidity risk

Life assurance

Most insurance policies other than annuities and deferred annuity policies include life assurance. When pricing policies, an assumption is made as to the likelihood of death during the policy term and this assumption is reviewed as part of the annual valuation of policies. To the extent that actual mortality experience is worse than that anticipated in pricing (and subsequently in the insurance liability valuation) a loss will be made. The risk is greater for those policies such as term assurance where the maturity or surrender benefit is small in relation to the death benefit. Other policies which have a savings element, such as endowment assurance, have significant liabilities relating to the maturity benefit, particularly as the policy approaches maturity. Contractual terms for unit-linked and unitised with-profits products include provision for increases in mortality charges.

Critical illness

The Group writes a number of critical illness policies that pay out in the event of a policyholder's ill-health. As for life assurance, the amount payable on ill-health can be significantly higher than the amount payable if the policy is surrendered.

Income protection

The two main risks related to income protection are an increase in the frequency of claims (the inception rate) and an increase in the average length of the claim (a reduction in recovery rate). Most income protection policies are regular premium with the premium and cover fixed at inception. Some group policies allow premiums to be reviewed but the premium rates are usually guaranteed for two years.

Annuities

If annuitants live longer than expected on average, profits will reduce. In most cases there is an initial guarantee period in which, in the event of death, annuity payments continue to be made to dependants or the policyholder's estate and many policies are written so that when the first life dies the benefit continues, often at a reduced level. These features tend to reduce the volatility of results to random fluctuations in experience but not the impact of a general increase in longevity.

Deferred annuities are subject to a similar risk from the impact of longevity, the only difference being that the risk of adverse impact is greater given that the annuity is payable further into the future. However, most of these policies are in with-profits funds and the impact would be offset by a reduction in the unallocated surplus, with relatively little resulting impact on shareholder profits.

Annuity risk was reduced through a reinsurance agreement with Swiss Re put in place in April 2007. The agreement covers annuity contracts written between July 2001 and December 2006 within FLPL. The Swiss Re agreement covers annuity contracts valued at £1,767 million at 31 December 2012 (2011: £1,800 million).

Longevity risk within FAL and the FLAS WPF was reduced during 2009 and 2010 by reinsurance of the annuity business with external parties. The agreement reinsures 95% of the longevity risk in respect of £3 billion of annuity liabilities in the FP WPF and a further £2 billion of annuity liabilities in the FLAS WPF of FLL.

ii)    Persistency and option risk

Persistency experience varies over time as well as from one type of contract to another. Factors that will cause lapse rates to vary over time include changes in investment performance of the assets underlying the contract where appropriate, regulatory changes that make alternative products more attractive (or incentivise advisors to be more or less active in recommending policyholders to switch provider), customer perceptions of the insurance industry in general and the Group in particular, and the general economic environment.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

The valuation of the Group's guarantees and options is described in note 26. As stated in that note, the cost of guaranteed annuity options is dependent on decisions made by policyholders such as policy discontinuance and tax-free cash take-up. These assumptions are set by reference to recent experience.

iii)   Expense risk

Although under IFRS 4 expense risk is not a component of insurance risk, it is an important policy cash flow risk in the context of insurance and investment contracts.

The whole of the impact of changes in expense levels is borne by shareholders with the following exceptions:

•
the charges made to the FP WPF for managing policies are due to be reviewed in 2014 to reflect market rates at that time. Pre-demutualisation with-profits policyholders will bear the impact of any resulting changes to charges;

•
FPLAL WPF closed fund with-profits policyholders bear the full expense risk for the fund; and

•
FLC WPFs, FLAS WPF and WL WPF have a fee agreement with FLSL, under which increased expenses may be passed on to the funds provided independent review of the proposed expenses shows they are in line with market rates.

Contractual terms for unit-linked and unitised with-profits products include provision for increases in charges. Certain expenses (such as fees and commissions) are fixed at the time a contract is written.

FLG follows a heavily outsourced operating model which assists in the management of expense risk by ensuring the cost base allows for variable costs built into contractual assumptions. During 2012 Friends Life commenced a major deal to outsource further parts of its operations to Diligenta. While such deals seek to deliver cost savings and greater certainty in relation to expenses, risks nevertheless remain that expense savings will not emerge as expected.

29.  Investment contracts

Movement in investment contracts liabilities

For the year ended 31 December	2012	2011
	£m	£m
At 1 January	75,191	72,411
Acquired through business combinations	—	5,195
Premiums	7,724	6,775
Claims	(8,224)	(7,323)
Investment return, annual management charges and other expenses	4,032	(1,509)
Foreign exchange adjustments	(539)	(358)
At 31 December	78,184	75,191
Analysed as follows:
Unit-linked contracts	67,428	65,259
Policies with DPF	9,543	9,457
Other non-unit reserves	1,213	475
Total investments contract liabilities	78,184	75,191

None of the movement in liabilities is attributable to changes in credit risk of the liabilities. Investment return of £5,052 million (2011: £(495) million) is included within the income statement arising from movements in investment contract liabilities.

Included in the carrying amount above, £68,587 million (2011: £69,455 million) is expected to be settled more than 12 months after the balance sheet date.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

30.  Loans and borrowings

The Group's loans and borrowings are as follows:

	Coupon	2012	2011
	%	£m	£m
Subordinated liabilities:
Lombard undated subordinated loans	Various	1	2
Friends Life Group plc £162 million LT2 subordinated debt due 2021	12.00	181	183
Friends Life Group plc £500 million LT2 subordinated debt due 2022	8.25	496	496
Friends Life Group plc $575 million UT2 reset perpetual subordinated debt	7.875	346	—
Deferred consideration notes:
Series A deferred consideration notes	6.00	—	232
Series B deferred consideration notes	7.25 - 6.50	—	191
Reinsurance:
Lombard financial reinsurance treaties	Various	4	8
International financial reinsurance treaties	Various	57	64
Other:
Amounts owed to credit institutions (overdrafts)		14	19
Total loans and borrowings		1,099	1,195

Unless otherwise stated below, the carrying values of interest bearing loans and borrowings closely approximate fair value.

Subordinated liabilities

The FLG LT2 subordinated debt 2021 is irrevocably guaranteed on a subordinated basis by FLL. This debt is carried at amortised cost based on the fair value at the date of acquisition of Friends Provident by FLG. The fair value of this subordinated debt at 31 December 2012 is £215 million (2011: £182 million).

On 21 April 2011, FLG issued a £500 million LT2 subordinated debt instrument with a coupon of 8.25% and a maturity of 2022, which is irrevocably guaranteed on a subordinated basis by FLL. This debt is carried at amortised cost being £500 million principal less capitalised issue costs of £4 million (2011: £4 million). The fair value of this subordinated debt at 31 December 2012 is £554 million (2011: £450 million).

On 8 November 2012, FLG issued a US$575 million UT2 reset perpetual subordinated debt instrument with a coupon of 7.875%, which is irrevocably guaranteed on a subordinated basis by FLL. This debt is carried at amortised cost being the US$575 million principal translated at the effective exchange rate less capitalised issue costs of £8 million. The debt does not have a fixed repayment date but is callable in six years' time (initial call in November 2018) and on every subsequent interest payment date from the initial call date. With effect from the initial call date, and for so long as the debt is outstanding, the interest coupon will be reset every six years at a rate equal to the six year US dollar mid swap rate plus a margin of 6.828%. The fair value of this subordinated debt at 31 December 2012 is £378 million. A derivative instrument was entered into on 8 November 2012 to manage the risks associated with fluctuations in exchange rates on the issue of this debt.

Deferred consideration notes

On 15 September 2010, the Company issued fixed rate, unsecured loan notes with an aggregate principal amount of £500 million to AXA UK plc in connection with the acquisition of the AXA UK Life Businesses. The deferred consideration notes ("DCNs") constituted senior, unsecured and unsubordinated obligations of the Company.

The original terms of the Series A notes were that they be redeemed by payment of £60 million on 30 September each year from 2011 to 2015. A deed of amendment was made on 2 June 2011 changing the annual payment date from 30 September to 31 May each year from 2011 to 2015. The Series A coupon rate was to remain at 6% throughout the loan period.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

The original terms of the Series B notes were that they be redeemed by payment of £2.5 million on 30 September each year from 2011 to 2015, followed by payments of £62.5 million on each of the subsequent three anniversaries to 2018. The Series B coupon rate commenced at 7.25% and was to reduce in incremental amounts annually on 30 September each year to a rate of 6.50% on 30 September 2015. Thereafter, the rate was to remain fixed at 6.50% for the three years to the final repayment date of 30 September 2018. A deed of amendment was made on 2 June 2011 changing the annual payment date (and annual date for reducing the rate of interest) from 30 September to 31 May each year. The final repayment was expected to be made on 31 May 2018.

In addition to the scheduled repayments of principal described above, the Company was required to vary the amounts repaid on occurrence of certain specified events. In 2011, such a variation was triggered by the share repurchase programme undertaken by the Company. This resulted in the settlement of an accelerated principal repayment of £14.4 million in addition to the scheduled repayment of £62.5 million in aggregate for both the Series A and Series B notes. Scheduled future repayments, i.e. from 31 May 2012 onwards, were thereafter reduced to £60.4 million until 2015, and to £60.5 million for the following three years to 31 May 2018.

The terms of the DCNs also allowed for the Company to redeem the DCNs in part or in full at any time and, following the scheduled payment of £60.4 million made in May 2012, the Company made a full repayment of £362.7 million on 20 November 2012, representing the outstanding principal on both the Series A and Series B notes at that time.

Financial reinsurance

FLL has three financial reinsurance contracts with Munich Reinsurance Company UK Limited ("Munich Re") to finance new German unit-linked pensions business written in the years ended 31 December 2010, 2011 and 2012 respectively. The total amount owed to Munich Re under these financial reinsurance arrangements as at 31 December 2012 was £37 million (2011: £40 million).

During 2012, FPIL entered into a financial reinsurance agreement with Munich Re to finance new Rest of World Premier regular premium savings business written between 1 January 2012 and 31 December 2012. The total amount owed to Munich Re under this financial reinsurance agreement as at 31 December 2012 was £20 million (2011: £nil).

In 2011, FPIL entered into a financial reinsurance agreement with Munich Re to finance new Hong Kong Premier regular premium savings business written between 1 January 2011 and 31 December 2011. The total amount owed to Munich Re under this financial reinsurance agreement as at 31 December 2012 was £nil (2011: £24 million).

Other

Amounts owed to credit institutions (overdrafts) include £4 million (2011: £7 million) relating to overdrafts held within the OEICS that have been consolidated as the Group's holding is 50% or more. Such overdrafts are fully repayable out of the assets of the OEICS.

FLG benefits from a £500 million (2011: £500 million) multi-currency revolving credit facility with Barclays Bank plc, Royal Bank of Canada, HSBC Bank plc and The Royal Bank of Scotland plc, with Barclays Bank plc as agent, entered into on 24 June 2010. The facility is guaranteed by FLL. If a third party, who does not presently have control of the Group, acquires such control, the Group must notify the agent immediately. In this circumstance, the lenders are not obliged to fund utilisation and may notify the agent to cancel their commitments under the facility. This would have the effect of rendering all of their loans repayable within ten business days from the date of notice. As at the date of this report, the facility remains undrawn.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

Total interest-bearing loans and borrowings are repayable as follows:

As at 31 December	2012	2011
	£m	£m
Within one year or on demand	61	123
Between one and two years	14	79
Between two and three years	8	67
Between three and four years	2	63
Between four and five years	2	61
In more than five years	1,012	802
Total loans and borrowings	1,099	1,195

Included in the carrying amount above, £1,038 million (2011: £1,072 million) is expected to be settled more than 12 months after the balance sheet date.

Total interest expense for financial liabilities not measured at fair value through profit or loss, which arises solely from interest-bearing loans and borrowings, is £92 million (2011: £105 million).

31.  Amounts due to reinsurers

During April 2007, FLPL entered into a reinsurance treaty with Windsor Life Assurance Company Limited, a subsidiary of Swiss Re. The agreement, which took effect from 1 January 2007, reinsures the mortality and investment risk, but not expense risk, of 100% of FLPL's in-force post-demutualisation annuity books as at 31 December 2006. Business written after 31 December 2006 is not reinsured under the treaty. The liability due to Swiss Re represents future reassurance premiums payable and is accounted for as a financial liability at fair value through profit or loss, thereby avoiding a mismatch with the assets backing the liability. Reassurance premium payments are funded from the fixed return on an investment in a collateralised HSBC amortising note, purchased with a transfer of the assets previously backing the annuity policies.

Included in the carrying amount of £1,767 million (2011: £1,800 million) is £1,648 million (2011: £1,682 million) that is expected to be settled more than 12 months after the balance sheet date.

32.  Net asset value attributable to unit-holders

The movements in the value of third-party interests in open-ended investment companies and unit trusts that are consolidated by the Group are as follows:

For the year ended 31 December	2012	2011
	£m	£m
At 1 January	1,173	1,173
Acquired through business combinations	—	(28)
Share of total return in the year	118	(48)
Share of distributions in the year	(22)	(27)
Amount paid on issue of shares	409	546
Disposals	(515)	(52)
Amount received on cancellation of shares	(409)	(391)
At 31 December	754	1,173

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

The carrying value of net asset value attributable to unit-holders approximates fair value.

33.  Provisions

For the year ended 31 December	2012	2011
	£m	£m
At 1 January	228	221
Acquired through business combinations	—	8
Charged in the period	138	78
Released in the period	(32)	(32)
Utilised in the period	(56)	(47)
At 31 December	278	228

Included in the carrying amount above, £147 million (2011: £150 million) is expected to be settled more than 12 months after the balance sheet date.

a)
Review of mortgage endowment and pension sales

Provision continues to be held for the estimated likely cost of redress, including administrative costs, arising from the review of the suitability of mortgage endowment policies and from the review of pension sales. An accounting provision of £18 million (2011: £11 million) and an actuarial reserve of £4 million (2011: £5 million) were held in respect of estimated further complaints.

b)
Separation and integration costs

As part of the respective purchase agreements, the Group continues to incur various costs to separate the businesses purchased from AXA UK plc, Bupa Investments Limited and its parent, Bupa Finance plc, and to integrate the businesses within the Group. At the year end, the Group has provided £1 million (2011: £4 million) for separation costs where the Group has an onerous commitment to separation activities and the separation plans are sufficiently progressed. In addition, £9 million (2011: £13 million) has been provided against reorganisation activities where the FLG board has approved the plans.

c)
ROL separation costs

Provision of £14 million has been made for ROL transition costs (2011: £nil): £10 million mainly in relation to the costs of transferring an operating agreement, under which the Company outsources most of its operating functions, from ROL to the Group and the recognition of an onerous lease provision in respect of the ROL offices to be taken over by the Group. A further £4 million has been provided for restructuring activities where separation plans are sufficiently progressed. An additional £2 million of ROL transition costs are accrued within insurance payables, other payables and deferred income.

d)
Other

Other provisions include lapse provisions within Sesame Bankhall of £19 million (2011: £21 million), provisions for vacant property of £11 million (2011: £19 million), provision recognised for anticipated costs associated with the migration of hosting from AXA systems onto the Group's network of £25 million (2011: £nil), a provision recognised in respect of committed costs linked to the Diligenta outsourcing agreement of £32 million (2011: £nil), which the Group entered into during 2012. Also included is £149 million (2011: £145 million) inclusive of potential costs that may be incurred by the acquired AXA UK Life Businesses. These include provisions for policyholder compensation arising in the normal course of business other than in respect of pension and endowment sales, bad debts, commission clawbacks and non-income tax related repayments. This also includes a provision related to certain aspects of the administration by the acquired AXA UK Life Businesses of defined benefit pension schemes. Where provisions are held for the longer term, discounting is applied at a rate of 3% per annum, a net £nil (2011: £nil) is included within the charge for the year in respect of the unwind of discount and £nil (2011: £5 million) relating to a change in the discount rate applied.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

34.  Insurance payables, other payables and deferred income

As at 31 December	2012	2011
	£m	£m
Creditors arising out of direct insurance operations	73	70
Creditors arising out of reinsurance operations	84	55
Accruals and deferred income	186	225
Investments purchased for subsequent settlement	210	20
Deferred front-end fees	53	38
Derivative contracts	230	287
Other payables	321	321
Total insurance payables, other payables and deferred income	1,157	1,016

Included in the carrying amount above, £278 million (2011: £260 million) is expected to be settled more than 12 months after the balance sheet date. All insurance payables, other payables and deferred income balances are carried at cost, which approximates to fair value, with the exception of derivative contract liabilities which are carried at fair value.

35.  Share capital

The authorised share capital of the Company is represented by an unlimited number of ordinary shares of no par value.

	2012		2011
Issued and fully paid	Number of shares	£m	Number of shares	£m
	(million)		(million)
Shares of no par value fully paid	1,418.1	4,225	1,376.2	4,135
Own shares held by the Group	—	—	(2.7)	(7)
Total at 31 December	1,418.1	4,225	1,373.5	4,128

Changes to share capital during the year

	31 December 2012
Issued and fully paid	Number of shares	Share capital
	(million)	£m
Opening share capital	1,376.2	4,135
Own shares held by the Group	(2.7)	(7)
Adjusted opening share capital	1,373.5	4,128
Shares issued in respect of scrip dividend (final 2011)	15.5	35
Shares issued in respect of scrip dividend (interim 2012)	26.4	55
Reduction in own shares held by the Group	2.7	7
Closing share capital	1,418.1	4,225

	31 December 2011
Issued and fully paid	Number of shares	Share capital
	(million)	£m
Opening share capital	1,452.6	4,337
Own shares held by the Group	(8.6)	(20)
Adjusted opening share capital	1,444.0	4,317
Shares issued in respect of scrip dividend (final 2010)	13.6	41
Share repurchase	(93.0)	(250)
Shares issued in respect of scrip dividend (interim 2011)	3.0	7
Reduction in own shares held by the Group	5.9	13
Closing share capital	1,373.5	4,128

All ordinary shares in issue in the Company rank pari passu and carry the same voting rights and rights to receive dividends and other distributions declared or paid by the Company.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

36.  Other reserves

Other reserves included in equity attributable to equity holders of the parent are as follows:

For the year ended 31 December 2012	Capital reserve	Retained earnings	Foreign currency translation reserve	Total
	£m	£m	£m	£m
1 January 2012	1	1,567	(24)	1,544
Loss for the period	—	(72)	—	(72)
Actuarial loss on defined benefit scheme (net of tax)	—	(35)	—	(35)
Tax relief on STICS interest	—	7	—	7
Foreign exchange adjustments (net of tax) and other items	—	—	(12)	(12)
Share-based payments	—	3	—	3
Dividends	—	(283)	—	(283)
At 31 December 2012	1	1,187	(36)	1,152

For the year ended 31 December 2011	Capital reserve	Retained earnings	Foreign currency translation reserve	Total
	£m	£m	£m	£m
1 January 2011	1	1,923	(14)	1,910
Loss for the period	—	(62)	—	(62)
Actuarial loss on defined benefit scheme (net of tax)	—	(32)	—	(32)
Tax relief on STICS interest	—	7	—	7
Foreign exchange adjustments (net of tax) and other items	—	(1)	(10)	(11)
Share-based payments	—	6	—	6
Dividends	—	(274)	—	(274)
At 31 December 2011	1	1,567	(24)	1,544

37.  Non-controlling interests

As at 31 December	2012	2011
	£m	£m
2003 STICS	135	135
2005 STICS	183	183
Other	3	5
Total non-controlling interests	321	323

The STICS are carried at their fair value at the date of acquisition.

a)    Step-up tier one insurance capital securities

As a result of the acquisition of Friends Provident, the Group has external STICS which at the date of acquisition were an obligation of a subsidiary undertaking. These securities are described as the 2003 STICS and the 2005 STICS, respectively, reflecting the year in which they were issued.

Under IFRS, the STICS are accounted for as equity as there is no requirement to settle the obligation in cash or another financial asset. Consistent with this equity classification, interest on these instruments is not treated as an expense but as an appropriation of profit. However, given the operating nature of the interest payments on these securities, the Group has deducted the interest on the securities in computing the IFRS based operating profit for the Group. No ordinary dividend can be paid if the STICS dividend is not paid. The STICS are presented in the financial statements as a non-controlling interest.

A summary of the principal terms of the STICS is set out in the following paragraphs.

2003 STICS

On 21 November 2003, Friends Life FPG Limited ("FPG") issued £300 million of STICS of which £210 million were outstanding at the date of acquisition, as noted below. If they pay out, they bear

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

interest from November 2003 to November 2019 at a rate of 6.875% with interest payable in equal instalments in arrears on 21 May and 21 November of each year. The remaining STICS have no maturity date but will be redeemable at the option of FPG on 21 November 2019, thereafter on the coupon payment date falling on or nearest successive fifth anniversaries of this date. The STICS are perpetual securities and are not redeemable at the option of the holders at any time. The STICS are irrevocably guaranteed on a subordinated basis by FLL. The guarantee is intended to provide holders with rights against FLL in respect of the guaranteed payments which are as near as possible equivalent to those they would have had if the STICS had been directly issued preference shares of FLL. For each coupon period after 20 November 2019, the STICS will bear interest that is reset every five years.

2005 STICS

On 27 June 2005, FPG issued £500 million of STICS of which £268 million were outstanding at the date of acquisition, as noted below. They bear interest, if they pay out, from 30 June 2005 to 30 June 2015 at a rate of 6.292% with interest payable in arrears on 30 June of each year. The remaining STICS have no maturity date but will be redeemable in whole or part at the option of FPG on 1 July 2015, thereafter on every fifth anniversary of this date. The STICS are perpetual securities and are not redeemable at the option of the holders at any time. The STICS are guaranteed on a limited and subordinated basis by FLL. For each coupon period after 1 July 2015, the STICS will bear interest that is reset every five years.

Changes since issue

On 21 May 2009, FLG carried out a financial restructuring by exchanging £90 million of the 2003 STICS and £232 million of the 2005 STICS for £162 million 12% Sterling denominated fixed-rate LT2 subordinated debt due 2021, irrevocably guaranteed on a subordinated basis by FLL. The LT2 subordinated debt was valued at fair value at the date that Friends Provident was acquired by the Company and is subsequently measured at amortised cost using the effective interest method.

In 2010, as a result of the Group's early adoption and application of IFRS 3 (revised): Business Combinations, the STICS were restated to their fair value as at the date of acquisition (previously they were carried at nominal value less cost and interest adjustments), with the 2009 comparative adjusted accordingly. This resulted in a reduction in the carrying value of £165 million.

On 15 December 2010, in connection with a simplification of group debt capital structure, FLG was substituted for FPG as the principal obligor. The STICS and LT2 subordinated debt continue to be guaranteed by FLL on the same terms and subject to the same conditions as prior to the substitution, and continue to be admitted to listing on the Official List of the UK Listing Authority and to trading on the regulated market of the London Stock Exchange.

b)    Other

Other non-controlling interest mainly relates to investments made by the senior managers of Lombard in that company. The investments comprise holdings in Class B, C and D ordinary shares which generally do not have rights to receive a share of the annual profits of Lombard. The carrying value at 31 December 2012 is £3 million (31 December 2011: £5 million), and the increase in the year reflects new joiners to the scheme. In addition, RCAP Guernsey LP (a Guernsey Limited partnership) holds a 0.01% capital interest in Resolution Holdco No.1 LP.

38.  Contingent liabilities and commitments

a)    Contingent liabilities

In the normal course of its business, the Group is subject to matters of litigation or dispute and interpretation of tax law. While there can be no assurances, at this time the directors believe, based on the information currently available to them, that it is not probable that the ultimate outcome of any of these matters will have a material adverse effect on the financial condition of the Group.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

b)    Commitments

Operating leases where the Group is lessee

The Group leases a number of properties under operating leases with the most material running to 2026. Lease terms include annual escalation clauses to reflect current market conditions.

The future minimum rentals payable under all non-cancellable leases are as follows:

	2012			2011 (restated)
	Land and buildings	Other	Total	Land and buildings	Other	Total
	£m	£m	£m	£m	£m	£m
Within one year	14	1	15	16	1	17
Between one and five years	54	1	55	57	1	58
In more than five years	101	—	101	100	—	100
Total operating lease payables	169	2	171	173	2	175

Restatement of prior period figures

The future minimum rentals payable under all non-cancellable leases has been restated for 2011 to reflect all future payments on leases as summarised according to the categories below. Previous disclosures included the annual commitment only.

	As reported	Restated
	£m	£m
Within one year	7	17
Between one and five years	16	58
In more than five years	19	100
Total operating lease payables	42	175

Other commitments

The Group has investment property commitments of £6 million (2011: £20 million) relating to ongoing construction, renovation costs and costs of acquiring existing properties.

The Group has potential commitments of £218 million (2011: £335 million) to venture capital vehicles (partnerships and similar vehicles) that allow exposure to private equity investments in UK, US and European markets. All investments are held under agreements between the private equity managers and the Group which have committed the Group to providing an agreed maximum level of funding to the managers to invest. As at 31 December 2012 there are still funds that have yet to be utilised that, under the agreements, are still available to the private equity managers and hence are classified as potential commitments.

The Group has entered into a number of outsourcing arrangements which have resulted in financial commitments amounting to £1,641 million as at 31 December 2012 (2011: £1,798 million). The average weighted years remaining on these outsourcing contracts is 14 years as at 31 December 2012 (31 December 2011: 15 years). Included within these amounts is £1,274 million (2011: £1,393 million) relating to the outsourcing arrangement with Diligenta announced in November 2011.

39.  Business combinations

There have been no acquisitions or disposals in 2012. Business combinations in 2011 are set out in the note below. These acquisitions were consistent with the strategy of the Group's ultimate parent, Resolution Limited, to generate value by consolidating UK life and asset management businesses.

Acquisitions and disposals made in 2011 are discussed below:

a)    Acquisition of Bupa Health Assurance Limited in the prior year

In January 2011, the Group through its subsidiary, FLL, acquired 100% of the shares in BHA, a life insurance company, from Bupa Investment Limited and its parent Bupa Finance plc. The Group acquired control of BHA on 31 January 2011, the date at which the last substantive condition to legal completion was satisfied, and has consolidated it from that point. The gross consideration paid in cash was £168 million.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

In the period from the acquisition to 31 December 2011, BHA contributed revenue of £96 million and made a loss after tax of £11 million. If the acquisition had occurred on 1 January 2011, management estimate that consolidated revenue would have been £104 million, and the consolidated loss after tax for the year would have been £12 million. In determining these amounts, management has assumed that the fair value adjustments which arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2011.

The following summarises the consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

£m
Cash paid	168
Fair value of purchase consideration	168
Fair value of net assets acquired	(236)
Excess of the interest in the fair value of assets acquired over cost	(68)

The consolidated income statement for 2011 included £1 million within administrative and other expenses in relation to stamp duty payable on the shares acquired.

b)    Acquisition of Winterthur Life UK Limited ("WLUK") in the prior year

In November 2011, the Company acquired 100% of the shares in WLUK, a life insurance company, from AXA UK. The acquisition of WLUK was agreed with AXA UK in 2010 at the same time as the acquisition of FASLH was negotiated. However, the share capital of WLUK was not legally acquired by the Group until 2011 as the purchase was contingent upon a transfer under Part VII of FSMA of AXA UK's retained business out of WLUK and FSA approval for the change of control of WLUK being received. The Group acquired control of WLUK on 7 November 2011, the date at which the last substantive condition to legal completion was satisfied, and has consolidated it from that point.

In the period from the acquisition to 31 December 2011, WLUK contributed revenue of £(1) million (reflecting a negative investment return of £22 million) and made a loss after tax of £1 million. If the acquisition had occurred on 1 January 2011, management estimate that consolidated revenue would have been £(32)million, and the consolidated loss after tax for the year would have been £7 million. In determining these amounts, management has assumed that the fair value adjustments which arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2011.

The following summarises the consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

£m
Cash paid	248
Fair value of purchase consideration	248
Fair value of net assets acquired	(296)
Excess of the interest in the fair value of assets acquired over cost	(48)

The consolidated income statement for 2011 included £2 million within administrative and other expenses in relation to stamp duty payable on the shares acquired.

c)    Disposal of GOF and TIP portfolios

The assets and liabilities related to the Guaranteed Over Fifties ("GOF") and Trustee Investment Plan ("TIP") portfolios of business were disposed of on 1 November 2011. Disposal proceeds received relating to this transaction were £285 million.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

The difference between the proceeds received and the net assets classified as held for sale at 31 December 2010 was £4 million, and was recognised as income in the consolidated income statement for the year ended 31 December 2011. It can be summarised as follows:

2011
£m
Net assets classified as held for sale at 31 December 2010	281
Accrued interest received on disposal proceeds	4
Proceeds received	285

The income statement of the GOF and TIP portfolios has been consolidated on a line-by-line basis up to the date of disposal in the financial statements. The table below shows the 2011 income statement of the held for sale business:

2011
£m
Gross earned premiums	71
Gross claims and benefits paid	(15)
Change in insurance contracts liabilities	2
Administrative and other expenses	(51)
Profit before tax	7

40.  Related parties

In the ordinary course of business, the Group and its subsidiary undertakings carry out transactions with related parties, as defined by IAS 24: Related party disclosures. Material transactions for the year are set out below.

The principal subsidiary undertakings of the Group and its interest in associates and joint venture are shown in notes 17 and 18 respectively.

a)    Key management personnel compensation

Key management personnel consists of directors of Resolution Limited, executive directors of FLG, and Resolution Operations LLP ("ROL") as a body corporate.

The Company does not employ any staff. Each of the directors, who are treated as key management personnel for the purpose of IFRS, receive directors' fees under a service agreement. The Company has also appointed ROL as its investment advisor and to provide it with certain head office functions. In aggregate the compensation paid to key management, excluding the fee paid to ROL, is as set out below for key management in place at 31 December 2012:

	2012	2012	2011	2011
	Number	£m	Number	£m
Short-term employee benefits	16	6	16	6
Post-employment benefits (excluding defined benefit scheme)	—	—	—	—
Share-based payments	—	—	—	—
Total key management personnel compensation charged to the income statement	16	6	16	6
Post-employment benefits: defined benefit schemes	—	—	—	—
Total key management personnel compensation	16	6	16	6

There were £nil balances outstanding at the year end with key management (2011: £nil). Short-term employee benefits include £0.3 million of payments for loss of office, expected to be paid in 2013 but for which a constructive obligation exists as part of the restructuring exercise.

As a result of the simplification of the governance structure announced on 10 December 2012, certain changes to the board are expected to be made in 2013. The changes will result in a unified membership of the Boards of the Company and FLG, the main UK holding company for its regulated insurance group.

The compensation paid to ROL is disclosed in note 40 (b) below.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

b)    Other related parties

With effect from 13 January 2012, the Company entered into an amended Operating Agreement with ROL. On 10 December 2012 the Company entered into a business sale agreement with ROL in respect of the provision of services pursuant to the terms of the Operating Agreement. The agreement is expected to complete on 27 March 2013 and will end the relationship with ROL. The cost of transferring the operating agreement from ROL to the Group and the recognition of an onerous provision in respect of the ROL offices to be taken over by the Group have been recognised (£10 million). The contract with ROL will be novated to FLMS.

Notwithstanding the announcement the amended Operating Agreement remained in place throughout 2012. Under the amended Operating Agreement:

•
the Company continued to outsource the majority of its operating functions to ROL. The Company paid ROL an annual operating fee based on 0.5% of the non-cash value of the Company (subject to (i) a minimum payment of £10 million and (ii) a maximum reduction in any year of up to £2 million if ROL manages, advises or provides similar services to any new projects outside the UK Life Project). In addition, the Company paid ROL amounts for additional accounting services and certain company secretarial services. The total amount charged under the Operating Agreement for the twelve months ended 31 December 2012 was £18 million (2011: £20 million), of which £2 million (2011: £2 million) was incurred by the Company and £16 million (2011 £18 million) was incurred by Resolution Holdco No. 1 LP (a direct wholly owned subsidiary of the Company). An accrual of £0.1 million (2011: £0.2 million) in respect of ROL fees payable has been recognised in the Company's statement of financial position as at 31 December 2012; and

•
subject to certain conditions, the Company may advance funds up to an aggregate of £20 million to ROL for development work on new projects outside the UK Life Project. The amounts advanced by the Company are reimbursable by ROL, together with an appropriate investment return (which, subject to the Company's agreement may be paid in cash or take the form of another benefit to the Company or its shareholders) if ROL successfully launches a new project. Any amounts that are reimbursed by ROL replenish the aggregate amount of funding that may be advanced to ROL to fund development work on new projects. The total amount of funding advanced under the Operating Agreement to ROL for development work on new projects is £1 million (2011: £1 million). On 10 December 2012, the Company announced that ROL had agreed not to request any further funding of new projects.

With effect from 13 January 2012, the Company entered into a new Lock-Up Agreement with RCAP GP Limited (acting in its capacity as general partner of RCAP Guernsey LP) and Resolution Capital Limited (a limited parent of RCAP Guernsey LP and a member of ROL). Under the Lock-Up Agreement:

•
subject to certain customary exceptions, members of the Resolution Group (which includes ROL, RCAP Guernsey LP and Resolution Capital Limited and, for the avoidance of doubt, does not include the Company or any of its subsidiary undertakings) are restricted from selling or pledging as security for a loan any of their shares in the Company held as at 13 January 2012 until completion of the UK Life Project. The total number of locked-up shares is 8,247,184; the Resolution Group may sell or pledge as security for a loan certain of the locked-up shares for the purpose of co-investing in a new project, provided that the value of the remaining locked-up shares is not less than the largest investment made by the Resolution Group in any new project using the proceeds of a sale or pledge of locked-up shares (taking into account the new project itself).

On 27 March 2013, consistent with the terms of the existing agreements between the Company and the Resolution Group, the shares in the Company held by the Resolution Group will cease to be subject to the lock-up agreement. Resolution Capital Limited and Clive Cowdery (a member of ROL and RCAP Guernsey LP, sole shareholder of Resolution Capital Limited and a director of FLG) have both confirmed that Resolution Capital Limited will not sell these shares until at least December 2013.

As shown in note 17, the Company has a 99.99% interest in, and is the general partner in, Resolution Holdco No.1 LP, a Guernsey limited partnership. RCAP Guernsey LP, a member of the Resolution Group, is a limited partner in Resolution Holdco No.1 LP. The Company entered into the limited partnership for the purpose of making acquisitions and rewarding the Resolution Group for value created in the limited partnership from those acquisitions. This arrangement is not time limited.

SECTION B
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

The Company is a party to a trade mark licence agreement with Resolution (Brands) Limited, a company wholly owned by Clive Cowdery, under which the Group has paid a fee of £113,668 for the use of the "Resolution" brand in respect of the year commencing 4 December 2012 (2011: £110,143). The existing Trademark Licence with Resolution (Brands) Limited will remain in force substantially on its current terms, except that from 27 March 2013 there will be an annual termination right and no fee for use of the brand.

Own shares held by subsidiary undertakings of the Company with a fair value £20 million were acquired as part of the share repurchase programme in 2011. In 2012 no such share repurchase programme took place.

41.  Post balance sheet events

Disposal of AmLife

On 4 January 2013 the Company disposed of its entire holding of 30% of the ordinary share capital of both AmLife Insurance Berhad and AmFamily Takaful Burhad (collectively "AmLife") to AmBank Group of Malaysia for RM 245 million (£50 million) resulting in a profit on disposal of £20 million. Prior to sale, AmLife was held within the FPI operating segment (see note 18).

FPPS defined benefit scheme deficit reduction funding

In January 2013 FLMS, a group company, agreed a new deficit reduction plan with the Trustee of the FPPS based on the results of the triennial valuation performed as at 30 September 2011. The plan sets out a new schedule of deficit reduction contributions of £175 million, in addition to a £20 million contribution paid in July 2012 following the triennial valuation date, plus a further contribution of £20 million already scheduled for July 2013 under the previous deficit reduction plan. The new recovery plan commenced in January 2013 with a payment of £1.5 million, and a further £1.5 million scheduled in July 2013 in addition to the £20 million previously agreed. These will be followed by payments of £21.5 million per annum by 31 July each year for the next eight years from 2014 to 2021.

The agreement of the deficit reduction plan is a non-adjusting post balance sheet event and is not recognised in the results as at 31 December 2012. The impact post agreement in January 2013 is to increase the authorised payments surplus charge by £61 million resulting in a gross reduction of the pension asset by the same amount. The agreement of the deficit reduction plan will also reduce the IGCA surplus by £89 million, before any applicable tax relief (see note 8).

Arrangements with ROL

On 10 December 2012 the Company announced a simplification of its governance structure. Amongst the changes included in the announcement were that the arrangements between ROL and the Company are expected to come to an end with effect from 27 March 2013. At this date, business activities that relate to the services currently provided by ROL and the 24 ROL employees who provide these services will transfer to the Resolution Group. ROL will cease to provide services to the Company, and the Operating Agreement will be transferred from ROL to the Group, at the same time. The contract with ROL will be novated to FLMS. The Company also expects to unify membership of the boards of the Company and Friends Life Group plc, the main UK holding company for its regulated insurance group, in 2013.

Dividend Reinvestment Plan ("DRIP")

On 21 March 2013, the Board determined that the scrip dividend alternative would be discontinued in respect of the 2012 final dividend. Shareholders will be offered a DRIP in its place.

Changes in the rate of corporation tax

The Chancellor delivered his Budget on 20 March 2013. The impact of the further 1% rate reduction in corporation tax (which is in addition to the 1% reduction announced in the Autumn Statement on 5 December 2012) has been assessed in note 11. The Group is reviewing the detail of the other announcements and the preliminary view is that they are not expected to have a significant impact.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Consolidated income statement
For the year ended 31 December 2011

	Notes	2011(ii)	2010(iii)
		£m	£m
Revenue
Gross earned premiums	3	2,128	1,288
Premiums ceded to reinsurers	3	(599)	(241)
Net earned premiums	3	1,529	1,047
Fee and commission income and income from service activities		771	751
Investment return	4	1,804	8,426
Total revenue		4,104	10,224
Other income	3	134	891
Claims, benefits and expenses
Gross claims and benefits paid	5	(3,859)	(2,004)
Amounts receivable from reinsurers	5	643	322
Net claims and benefits paid	5	(3,216)	(1,682)
Change in insurance contracts liabilities		216	(891)
Change in investment contracts liabilities	29	495	(5,863)
Transfer from/(to) unallocated surplus		484	(4)
Movement in net asset value attributable to unit-holders	32	48	(139)
Movement in policyholder liabilities		1,243	(6,897)
Acquisition expenses	6	(591)	(392)
Administrative and other expenses	7	(1,776)	(1,061)
Finance costs	10	(165)	(127)
Total claims, benefits and expenses		(4,505)	(10,159)
Share of loss of associates and joint venture	18	(1)	—
(Loss)/profit before tax from continuing operations		(268)	956
Policyholder tax	11	(220)	(244)
(Loss)/profit before shareholder tax from continuing operations		(488)	712
Total tax credit/(charge)	11	237	(136)
Policyholder tax	11	220	244
Shareholder tax	11	457	108
(Loss)/profit for the year		(31)	820
Attributable to:
Equity holders of the parent(i)		(62)	765
Non-controlling interests		31	55
(Loss)/profit for the year		(31)	820

		2011	2010
		pence	pence
Earnings per share from continuing operations
Basic earnings per share	13	(4.35)	81.10
Diluted earnings per share	13	(4.35)	80.47

(i)
All profit attributable to equity holders of the Company is from continuing operations.

(ii)
The consolidated income statement for the year ended 31 December 2011 includes the results of WLUK from 7 November 2011.

(iii)
The consolidated income statement for the year ended 31 December 2010 includes the results 3 September 2010.

The notes on pages 254 to 353 form an integral part of these financial statements.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Consolidated statement of comprehensive income
For the year ended 31 December 2011

For the year ended 31 December 2011	Equity holders of the parent	Non-controlling interests	Total
	£m	£m	£m
(Loss)/profit for the year	(62)	31	(31)
Actuarial losses on defined benefit schemes	(34)	—	(34)
Foreign exchange adjustments(i)	(10)	—	(10)
Shadow accounting(ii)	(1)	—	(1)
Aggregate tax effect of above items	2	—	2
Other comprehensive loss, net of tax	(43)	—	(43)
Total comprehensive (loss)/income, net of tax	(105)	31	(74)

For the year ended 31 December 2010	Equity holders of the parent	Non-controlling interests	Total
	£m	£m	£m
Profit for the year	765	55	820
Actuarial losses on defined benefit schemes	(46)	—	(46)
Foreign exchange adjustments(i)	(6)	—	(6)
Shadow accounting(ii)	(3)	—	(3)
Aggregate tax effect of above items	25	—	25
Other comprehensive loss, net of tax	(30)	—	(30)
Total comprehensive income, net of tax	735	55	790

(i)
Foreign exchange adjustments relate to the translation of overseas subsidiaries.

(ii)
Shadow accounting relates to £2 million (2010: £3 million loss) in respect of foreign exchange adjustments on translation of overseas subsidiaries held by the with-profits fund of FLL and £3 million loss (2010: nil) in respect of revaluation of owner-occupied properties.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Consolidated statement of IFRS based operating profit
For the year ended 31 December 2011

	Notes	2011	2010
		£m	£m
(Loss)/profit before tax from continuing operations	3	(268)	956
Policyholder tax	11	(220)	(244)
Returns on Group-controlled funds attributable to third parties		—	(23)
(Loss)/profit before tax excluding returns generated within policyholder funds		(488)	689
Non-recurring items	3	180	(787)
Amortisation and impairment of acquired value of in-force business	14	675	364
Amortisation of other acquired intangible assets	14	84	64
Interest payable on STICS	37	(31)	(31)
Short-term fluctuations in investment return		261	(24)
IFRS based operating profit before tax		681	275
Tax on operating profit		38	16
IFRS based operating profit after tax attributable to equity holders of the parent(i)		719	291

Earnings per share		2011	2010
		pence	pence
Operating earnings per share	13	50.43	30.85

(i)
IFRS based operating profit excludes: (a) investment variances from expected investment return for non-linked business which is calculated on a long-term rate of return; (b) returns attributable to non-controlling interests in policyholder funds; (c) significant non-recurring items; and (d) amortisation and impairment of present value of acquired in-force business and other intangible assets and is stated after policyholder tax and the deduction of interest payable on STICS. Further details of the calculation of the long-term rate of return are included in note 4 (b). Given the long-term nature of the Group's operations, IFRS based operating profit is considered to be a better measure of the performance of the Group and this measure of profit is used internally to monitor the Group's IFRS results.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Consolidated statement of financial position
At 31 December 2011

As at 31 December	Notes	2011	2010
		£m	£m
Assets
Pension scheme surplus	8	20	22
Intangible assets	14	4,847	5,140
Property and equipment	15	58	46
Investment properties	16	3,015	3,189
Investments in associates and joint venture	18	37	32
Deferred tax assets	22	—	4
Financial assets	19	103,636	99,445
Deferred acquisition costs	20	643	358
Reinsurance assets	21	3,213	2,637
Current tax assets		6	22
Insurance and other receivables	23	1,140	976
Cash and cash equivalents	24	8,791	9,288
Assets of operations classified as held for sale	39	—	1,206
Total assets		125,406	122,365
Liabilities
Insurance contracts	26	37,264	35,081
Unallocated surplus		652	1,098
Financial liabilities:
—investment contracts	29	75,191	72,411
—loans and borrowings	30	1,195	1,212
—amounts due to reinsurers	31	1,800	1,666
Net asset value attributable to unit-holders	32	1,173	1,173
Provisions	33	228	221
Deferred tax liabilities	22	872	1,115
Current tax liabilities		20	11
Insurance payables, other payables and deferred income	34	1,016	903
Liabilities of operations classified as held for sale	39	—	925
Total liabilities		119,411	115,816
Equity attributable to equity holders of the parent
—Share capital	35	4,128	4,317
—Other reserves	36	1,544	1,910
		5,672	6,227
Attributable to non-controlling interests	37	323	322
Total equity		5,995	6,549
Total equity and liabilities		125,406	122,365

The financial statements were approved by the Board of directors on 26 March 2012.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Consolidated statement of changes in equity
For the year ended 31 December 2011

	Attributable to equity holders of the parent
For the year ended 31 December 2011	Share capital	Other reserves	Total	Non-controlling interests	Total
	£m	£m	£m	£m	£m
At 1 January 2011	4,317	1,910	6,227	322	6,549
(Loss)/profit for the year	—	(62)	(62)	31	(31)
Other comprehensive loss	—	(43)	(43)	—	(43)
Total comprehensive (loss)/income	—	(105)	(105)	31	(74)
Dividends paid	—	(274)	(274)	—	(274)
Interest paid on STICS	—	—	—	(31)	(31)
Appropriations of profit	—	(274)	(274)	(31)	(305)
Tax relief on STICS interest	—	7	7	—	7
Shares issued in lieu of dividend	48	—	48	—	48
Reduction in own shares held by the Group	13	—	13	—	13
Share repurchase	(250)	—	(250)	—	(250)
Shares issued during the year	—	—	—	1	1
Share-based payments	—	6	6	—	6
At 31 December 2011	4,128	1,544	5,672	323	5,995

	Attributable to equity holders of the parent
For the year ended 31 December 2010	Share capital	Other reserves	Total	Non-controlling interests	Total
	£m	£m	£m	£m	£m
At 1 January 2010	2,349	1,306	3,655	615	4,270
Profit for the year	—	765	765	55	820
Other comprehensive loss	—	(30)	(30)	—	(30)
Total comprehensive income	—	735	735	55	790
Dividends paid		(144)	(144)	(7)	(151)
Interest paid on STICS	—	—	—	(31)	(31)
Appropriations of profit	—	(144)	(144)	(38)	(182)
Tax relief on STICS interest	—	9	9	—	9
Shares issued in lieu of dividend	9	—	9	—	9
Disposal of businesses	—	—	—	(310)	(310)
Issue of share capital	1,979	—	1,979	—	1,979
Share-based payments	—	4	4	—	4
Own shares held by the Group	(20)	—	(20)	—	(20)
At 31 December 2010	4,317	1,910	6,227	322	6,549

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2011

For the year ended 31 December	Notes	2011	2010
		£m	£m
Operating activities
(Loss)/profit for the year		(31)	820
Adjusted for:
—other income		(116)	(891)
—net realised and unrealised losses/(gains) on assets at fair value		1,595	(6,379)
—finance costs		165	127
—amortisation and impairment of intangible assets		759	428
—depreciation of property and equipment		4	4
—movement in deferred acquisition costs		(285)	(312)
—total tax (credit)/charge		(237)	136
—purchase of shares and other variable yield securities		(22,585)	(21,985)
—sale of shares and other variable yield securities		22,705	19,029
—purchase of loans, debt securities and other fixed income securities		(33,973)	(33,869)
—sale of loans, debt securities and other fixed income securities		34,380	34,880
—purchase of investment properties		(43)	(67)
—sale of investment properties		305	81
—(decrease)/increase in insurance contract liabilities		(101)	925
—(decrease)/increase in investment contract liabilities		(2,057)	7,372
—(decrease)/increase in unallocated surplus		(484)	2
—decrease in provisions		(1)	(3)
—net movement in receivables and payables		(51)	667
Pre-tax cash (outflow)/inflow from operating activities		(51)	965
Tax (paid)/received		(25)	15
Net cash (outflow)/inflow from operating activities		(76)	980
Investing activities
Acquisition of subsidiaries, net of cash acquired		12	969
Disposal of held for sale assets, net of cash transferred		285	—
Investment in associate		(6)	—
Additions to internally generated intangible assets		(4)	(4)
Net additions of property and equipment		(17)	(1)
Net cash inflow from investing activities		270	964
Financing activities
Proceeds from issue of ordinary share capital		—	1,979
Share repurchase		(250)	—
Proceeds from issue of long-term debt		496	428
Repayment of long-term debt		(477)	(123)
Finance costs		(131)	(113)
STICS interest		(31)	(31)
Net movement in other borrowings, net of expenses		(36)	15
Dividends paid to equity holders of the parent		(226)	(135)
Proceeds from increase in non-controlling interests		1	—
Dividends paid to non-controlling interests		—	(7)
Net cash (outflow)/inflow from financing activities		(654)	2,013
(Decrease)/increase in cash and cash equivalents		(460)	3,957
Balance at beginning of year	24	9,288	5,386
Exchange adjustments on the translation of foreign operations		(37)	(55)
Balance at end of year		8,791	9,288

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Notes to the Financial Statements for the year ended 31 December 2011

1.    Accounting policies

1.1  Basis of preparation

The financial statements of the Company as at and for the year ended 31 December 2011 comprise the consolidated financial statements of the Company and its subsidiaries (together referred to as "the Group") and the Group's interests in associates and jointly controlled entities.

On 31 January 2011, the Group, through its subsidiary FLL, acquired all of the share capital of BHA. The consolidated income statement therefore includes the results of BHA from that date.

On 7 November 2011, the Group, through its subsidiary FLG, acquired control of WLUK. The consolidated income statement therefore includes the results of WLUK from that date. The acquisition of WLUK was agreed with AXA UK in 2010 at the same time as the acquisition of FASLH was negotiated. However, the share capital of WLUK was not legally acquired by the Group until 2011 as the purchase was contingent upon a transfer under Part VII of FSMA of AXA UK's retained business out of WLUK and approval for the change of control in WLUK being received. These substantive conditions for the acquisition were fulfilled in November 2011 enabling the Group to acquire WLUK's share capital.

Under the terms of the FASLH acquisition in 2010, certain portfolios of business legally owned by the Group as a result of the acquisition were transferred back to AXA UK under Part VII of FSMA. These portfolios were therefore classified as held for sale for the year ended 31 December 2010. In October 2011 the Part VII transfers were successfully completed.

The 2010 comparatives include the results of the acquired AXA UK Life Business from 3 September 2010.

During November 2011 all of the business of FPLAL and BHA and certain portfolios of the business of FLPL were transferred into FLL, their immediate parent company, under Part VII of FSMA. The purpose of this internal group reorganisation was to realise capital and operating synergies for the Friends Life group. Prior to the Part VII transfers the with-profit liabilities of FPLAL, which were less than £500 million, were reported in the consolidated financial statements of the Group on a non-realistic basis. Subsequent to the transfer, these with-profit liabilities have become liabilities of FLL and are required to be reported on a realistic basis. This change does not impact equity attributable to equity holders of the parent in the consolidated financial statements of the Group but does impact the split of the with-profit liabilities between insurance contracts, investment contracts and unallocated surplus. Aside from this change, the Part VII transfers have not generated any other significant impacts on the consolidated financial statements.

The consolidated financial statements as at and for the year ended 31 December 2011 have been prepared in accordance with IFRS as adopted by the European Union ("IFRS").

The presentation currency of the Group is Sterling. Unless otherwise stated the amounts shown in the consolidated financial statements are in millions of pounds Sterling (£ million).

The preparation of the financial statements under IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Further information on the use of judgement, estimates, and assumptions is set out in note 2.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

The International Accounting Standards Board ("IASB") issued the following interpretation which is effective for annual periods beginning on or after 1 July 2010:

•
IFRIC 19: Extinguishing financial liabilities with equity instruments.    This interpretation does not have a material impact on the Group.

The IASB issued the following changes to standards and interpretations which are effective for accounting periods beginning on or after 1 January 2011:

•
IAS 24 (revised): Related party disclosures.    The revised standard clarifies and simplifies the definition of a related party and does not have a material impact on the Group; and

•
Annual improvements to IFRSs (May 2010).    In accordance with the improvement to IFRS 7: Financial Instruments: Disclosures, the Group has disclosed details of collateral held by the Group to mitigate credit risk.

The IASB issued the following change to IFRS 7 which is effective for accounting periods beginning on or after 1 July 2011 and has been early adopted by the Group:

•
IFRS 7: Financial Instruments: Disclosures.    The amendment enhances the disclosure requirements in relation to transferred financial assets to require information as to any residual risks that remain from an entity's continuing involvement with such assets. Adoption of this amendment has not had a material impact on the Group.

Below is a list of new standards and changes to existing standards that have been issued by the IASB with effective dates for accounting periods beginning on or after 1 January 2012, but where earlier adoption is permitted. They have not been early adopted by the Group in 2011 as they are yet to be endorsed by the European Union ("EU"). The impact of these new requirements is currently being assessed by the Group.

New standards:

•
IFRS 9: Financial instruments: classification and measurement.    This IFRS reflects the first phase of the IASB's work on the replacement of IAS 39: Financial Instruments: Recognition and Measurement, and relates to the classification and measurement of financial assets as defined in IAS 39. The adoption of IFRS 9 will have a material impact on the classification and measurement of the Group's financial assets;

•
IFRS 10: Consolidated Financial Statements.    This IFRS provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. It replaces the requirements in IAS 27: Consolidated and Separate Financial Statements and SIC 12: Consolidation—Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after 1 January 2013;

•
IFRS 11: Joint Arrangements.    This IFRS establishes principles for the financial reporting by parties to a joint arrangement. It supersedes the requirements in IAS 31: Interests in Joint Ventures and SIC 13: Jointly Controlled Entities—Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after 1 January 2013;

•
IFRS 12: Disclosure of Interests in Other Entities.    This IFRS combines, enhances and replaces disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after 1 January 2013; and

•
IFRS 13: Fair Value Measurement.    This IFRS defines fair value and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after 1 January 2013.

Amendments to existing standards:

•
IAS 1: Presentation of Financial Statements.    The amendments require companies to group together items within other comprehensive income ("OCI") that may be reclassified to the profit or loss section of the income statement and reaffirm existing requirements that items in OCI and profit or loss should

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

  be presented as either a single statement or two consecutive statements.
  These amendments are effective for annual periods beginning on or after 1 July 2012;

•
IAS 12: Income Taxes.    This amendment introduces a rebuttable assumption that where certain assets (including investment property and intangible assets) are measured at either fair value or under a revaluation model, deferred tax should be calculated on the assumption that the asset will be sold at its carrying amount. This amendment is effective for annual periods beginning on or after 1 January 2012; and

•
IAS 19: Employee Benefits.    The amendment eliminates the option to defer the recognition of gains and losses, known as the "corridor method". This amendment is effective for accounting periods beginning on or after 1 January 2013.

The financial statements comply with the Statement of Recommended Practice issued by the Association of British Insurers in December 2005 (as amended in December 2006) insofar as these requirements do not contradict the requirements of IFRS.

The Group presents its balance sheet in order of liquidity. Where applicable, for each asset and liability line item that combines amounts expected to be recovered or settled both within and beyond 12 months after the balance sheet date, disclosure of the amount due beyond 12 months is made in the respective note.

Financial assets and financial liabilities are not offset, unless there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liability simultaneously. Income and expenses are not offset in the income statement unless required or permitted by an accounting standard or interpretation, as specifically disclosed in the accounting policies of the Group.

1.2  Accounting policies

The principal accounting policies set out below have been consistently applied in these consolidated financial statements.

1.2.1  Business combinations

Business combinations are accounted for under IFRS 3: Business combinations, as revised in 2008 and amended in 2010, using the purchase method. The cost of a business combination is measured as the fair value of the consideration transferred. Identifiable assets acquired, including intangible assets arising on acquisition, and liabilities assumed in a business combination are measured initially at their fair value at the business combination date. Any excess of the cost of the business combination over the fair value of the net assets acquired is recognised in the balance sheet as goodwill. To the extent that the fair value of the acquired entity's net assets is greater than the cost of the acquisition, a gain is recognised immediately in the income statement. Acquisition related costs are expensed as incurred except insofar as they relate to the raising of debt or equity when such expenses are capitalised.

a)    Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power, directly or indirectly, to govern the financial and operating policies so as to obtain economic benefits, generally accompanying a shareholding of more than one half of the voting rights. Potential voting rights that are presently exercisable or convertible are also taken into account. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which control ceases. Changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Open-ended investment companies ("OEICs") and unit trusts where the Group has a percentage holding in excess of 50% are consolidated under IAS 27: Consolidated and separate financial statements. Where the OEIC or unit trust qualifies as a special purpose vehicle, they are consolidated under SIC 12: consolidation—special purpose entities as the Group obtains the majority of the benefits.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

In addition other investment vehicles such as limited partnerships where the Group obtains the majority of the benefits and is exposed to the majority of risks are consolidated under SIC 12. The units not owned by the Group are treated as a liability referred to as "net asset value attributable to unit holders".

The consolidated financial statements incorporate the assets, liabilities, results and cash flows of the Company and its subsidiaries. The results of subsidiaries acquired or sold during the period are included in the consolidated results from the date of acquisition or up to the date of disposal. Intra-group balances and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

Profits or losses arising from changes in holdings in subsidiaries that do not impact the Group's control over that subsidiary are recognised directly in the statement of comprehensive income.

b)    Associates and joint ventures

Associates are all entities over whose operating policies the Group has significant influence but not control, generally arising from holding between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any impairment loss) identified on acquisition.

Joint ventures are those entities where the terms of the contractual agreement ensure that the parties involved jointly control the entity, notwithstanding that the Group's share of the underlying assets and liabilities may be more or less than 50%. The Group recognises its interests in joint ventures using the equity method.

Under the equity method, an investment is included as a single line item in the consolidated balance sheet as the Group's share of the fair value of the investee undertaking's net assets plus goodwill, which equates to the cost of the investment plus the Group's share of post-acquisition reserves. The Group's share of post-tax profits or losses is presented as a single line item in the consolidated income statement, adjusted for the effect of measuring assets and liabilities to fair value on acquisition.

c)    Classification of a non-current asset or disposal group as held for sale

Where the Group holds a non-current asset or disposal group which is held exclusively with a view to its disposal in the near future, then it is classified as an asset held for sale.

An asset or disposal group is classified as held for sale when:

•
management is committed to a plan to sell;

•
the asset is available for immediate sale;

•
an active programme to locate a buyer is initiated;

•
the sale is highly probable, within 12 months of classification as held for sale (subject to limited exceptions);

•
the asset is being actively marketed for sale at a sales price reasonable in relation to its fair value; and

•
actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn.

Non-current assets or disposal groups that are classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current liabilities are presented separately on the statement of financial position.

1.2.2  Product classification

a)    Insurance contracts

Contracts under which the Group accepts significant insurance risk from another party (the policyholder), by agreeing to compensate the policyholder if a specified uncertain future event (the

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

insured event) adversely affects the policyholder, are classified as insurance contracts. Under IFRS 4: Insurance contracts, insurance risk is risk other than financial risk. Financial risk is the risk of a possible future change in one or more of: a specified interest rate, security price, commodity price, foreign exchange rate, index of price or rates, a credit rating or credit index or other variable. Insurance contracts may also transfer some financial risk.

Once a policyholder contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period. As a general guideline, the Group defines as significant insurance risk the possibility of having to pay benefits on the occurrence of an insured event that are more than 5% greater than the benefits payable if the insured event did not occur.

b)    Investment contracts

Policyholder contracts not considered insurance contracts under IFRS 4 are classified as investment contracts. Contracts classified as investment contracts are either unit-linked or contracts with Discretionary Participation Features ("DPF") with no significant insurance risk. The latter are mainly unitised with-profits contracts.

A contract with DPF is a contractual right held by a policyholder to receive, as a supplement to guaranteed minimum payments, additional payments:

•
that are likely to be a significant portion of the total contractual payments; and

•
whose amount or timing is contractually at the discretion of the issuer and that are contractually based on:

  –
  the performance of a specified pool of contracts, or a specified type of contract; or

  –
  realised and/or unrealised investment returns on a specified pool of assets held by the issuer; or

  –
  the profit or loss of the company that issues the contracts.

1.2.3  Segment reporting

Operating and reportable segments are presented in a manner consistent with the internal reporting information provided to the chief operating decision-maker.

An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses. Minor operating segments are combined to derive the Group's reportable segments in accordance with the requirements of IFRS 8: Operating segments.

Revenue information for geographical segment reporting is based on the geographical location of the customer.

Non-current assets and liabilities for geographical segment reporting are based on the location of those assets and liabilities.

1.2.4  Foreign currency translation

a)    Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of each company in the Group at the foreign exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the exchange rate ruling at the balance sheet date, and any exchange differences arising are taken to the income statement. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction and are not subsequently restated. Non-monetary assets and liabilities stated at fair value in a foreign currency are translated at the rate on the date the fair value was determined.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. Conversely, when a gain or loss on a non-monetary item is recognised in the income statement, any exchange component of that gain or loss is recognised in the income statement. Foreign exchange adjustments recognised in equity are reported in the Group's foreign currency translation reserve within retained earnings and reported in the statement of comprehensive income.

b)    Overseas subsidiaries and associates

The assets and liabilities of overseas subsidiaries and associates, including goodwill and intangible assets attributable to the acquisition of the overseas subsidiary or associate, and fair value adjustments arising on consolidation, are translated to Sterling (the presentational currency of the Group) at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of overseas subsidiaries and associates are translated to Sterling at average foreign exchange rates for the period.

Foreign exchange differences arising on the translation to Sterling are classified as equity movements and recognised in the Group's foreign currency translation reserve, and reported in the statement of comprehensive income. These exchange differences are recognised in the income statement in the period in which the overseas subsidiary or associate is sold.

1.2.5  Revenue recognition

a)    Premiums

Premium income in respect of single premium insurance policies, new generation group pensions business and pensions business not subject to contractual regular premiums, is accounted for when the premiums are received.

For all other insurance contracts, premium income is accounted for in the year in which it falls due.

b)    Fee and commission income and income from service activities

Investment contract policyholders are charged for policy administration services, investment management services and for surrenders. Investment management services comprise primarily fees and charges from unit-linked investment contracts issued by the life and pensions business. Fees earned on investment management contracts relate to the sale and management of retail investment products and from managing investments in the institutional market.

These fees and charges are recognised as revenue in the accounting period in which the services are rendered.

Front-end fees charged at the inception of certain investment contracts are recognised as income over the expected term of the contract on a straight-line basis with the unrecognised amount at the end of the year presented as a liability.

Regular fees charged to the policyholder periodically (monthly, quarterly or annually), are recognised on a straight-line basis over the period that the service is rendered.

A number of contracts have performance fees based on an agreed level of performance over a set period. Performance fees are recognised when the quantum of the fee can be estimated reliably. Generally this is where the performance period ends on or before the reporting date or where there is a period of less than six months remaining to the end of the performance period and there is evidence at the reporting date which suggests that current performance will be maintained.

c)    Investment income

All income received from investments is recognised in the income statement and includes dividends, interest, rental income, the movement in financial assets and investment properties, at fair value through profit or loss, and realised losses and gains on assets classified as available-for-sale.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Dividend income from listed and unlisted securities is recognised as revenue when the right to receive payment is established. For listed securities this is the date the security is listed as ex-dividend.

Interest income is recognised in the income statement as it accrues, taking into account the relevant coupon rate, and applicable floating rate or, for loan assets at amortised cost, the effective interest rate method. Interest income includes the amortisation of any discount or premium.

Rental income from investment properties under operating leases is recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease income.

Determination of gains and losses and the movement in financial assets and investment properties at fair value through profit or loss are explained in their respective accounting policies.

1.2.6  Expense recognition

a)    Claims and benefits paid

Insurance claims reflect the cost of all claims incurred during the year on insurance contracts, including claims handling costs. Death claims and surrenders are recognised on the basis of notifications received. Maturities and annuity payments are recorded when due. Claims and benefits recorded are accrued to the policyholder and included within insurance and investment contract liabilities, as appropriate.

Claims handling costs include internal and external costs incurred in connection with the negotiation and settlement of claims. Internal costs include all direct expenses of the claims department and any general administrative costs directly attributable to the claims function.

Reinsurance recoveries are accounted for in the same period as the related claim.

b)    Finance costs

The interest expense recognised in the income statement under finance costs, is calculated using the effective interest rate method. Interest accrued on variable rate interest-bearing loans and borrowings is recognised under insurance payables, other payables and deferred income and not included in the carrying value of interest-bearing loans and borrowings.

c)    Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives paid are recognised in the income statement over the period of the lease.

d)    Expenses related to investment properties

Expenses related to investment properties are treated as administrative expenses and are recognised when incurred.

1.2.7  Impairment

The Group assesses at each reporting date whether there is an indication that an asset (other than those assets recognised at fair value) may be impaired.

If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash generating unit's ("CGU") fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses on continuing operations are recognised in the income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount of the asset is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such a reversal is recognised in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Further detail on the impairment testing of goodwill is provided in accounting policy 1.2.8 below.

1.2.8  Intangible assets

Intangible assets acquired separately from a business are carried initially at cost. An intangible asset acquired as part of a business combination is recognised outside goodwill if the asset is separable or arises from contractual or other legal rights and its fair value can be measured reliably.

a)    Goodwill

Goodwill arising on business combinations is the future economic benefit arising from assets that are not capable of being individually identified and separately recognised. After initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill is not amortised but is assessed for possible impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill is allocated to the related CGUs. Where the recoverable amount of the CGU is less than its carrying amount, including the related goodwill, an impairment loss is recognised in the income statement. The carrying amount of goodwill allocated to a CGU is taken into account when determining the gain or loss on disposal of the unit, or of an operation within it. Each CGU to which goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than any of the Group's primary or secondary segments used for segment reporting.

In a business combination, where the purchase consideration is lower than the fair value of the net assets acquired, a gain on acquisition arises, sometimes referred to as negative goodwill. Such a gain on acquisition is recognised in the income statement in the period in which it arises.

b)    Acquired value of in-force business ("AVIF")

On acquisition of a portfolio of insurance contracts and/or investment contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected pre-tax cash flows of the in-force business is capitalised in the statement of financial position as an intangible asset. AVIF is amortised over the anticipated lives of the related contracts which typically vary between five and 35 years, with the amortisation profile being in accordance with expected profit emergence from the contracts.

c)    Other intangible assets

Customer relationships, distribution relationships and brands acquired are capitalised at cost, being the fair value of the consideration paid. Software is capitalised on the basis of the costs incurred to acquire and bring it into use.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

These intangible assets have finite useful lives and are consequently carried at cost less accumulated amortisation and impairment. Amortisation is calculated using the straight-line method to allocate the cost over the estimated useful lives of the intangible assets with ranges as shown below:

Years
Customer relationships	8 - 12
Distribution relationships	5 - 10
Brands	10 - 15
Computer software	3 - 4

Subsequent expenditure on other intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

1.2.9  Property and equipment

a)    Owned assets

Land and buildings are initially recognised at cost and subsequently measured at fair value. Revaluations are performed annually by independent valuers, who hold a recognised and relevant professional qualification and have recent experience in the location and category of properties being valued. Valuations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. The fair value is the amount for which a property could be exchanged between knowledgeable and willing parties in an arm's length transaction.

Properties occupied by the Group are held at fair value on the basis of open market value at the date of revaluation. Revaluation surpluses, and their reversal, are recognised in accumulated revaluation surplus in shareholders' equity. Revaluation losses, and their reversal, are recognised in the income statement.

Equipment is recognised at cost less accumulated depreciation and impairment losses.

b)    Depreciation

Depreciation is charged so as to write off the cost of certain assets net of the estimated residual value, using the straight-line method, over the estimated useful life of the asset, as follows:

Years
Motor vehicles	3 - 4
Computer hardware and related software	1 - 4
Fixtures, fittings and office equipment	3 - 10

Residual values and useful lives are reviewed at each financial year end and adjusted if appropriate.

c)    Disposal and derecognition

An item of property and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset is included in the income statement in the year the asset is derecognised.

Any revaluation reserve relating to the particular asset being disposed of or no longer in use is transferred to retained earnings.

1.2.10  Investment properties

Investment properties is comprised of land and/or buildings that are not occupied by the Group and are held either to earn rental income or for capital appreciation, or for both.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

In accordance with IAS 17: Leases, properties held by the Group under operating leases are classified as investment properties when the properties otherwise meet the definition of investment properties.

Investment property is initially included in the balance sheet at cost and subsequently measured at its fair value, which is supported by market evidence, based on annual valuations by independent valuers who hold a recognised and relevant professional qualification and have recent experience in the location and category of investment property being valued. Movements in the fair value of investment properties are taken to the income statement in the period in which they arise.

1.2.11  Financial assets

The Group classifies its financial assets as either financial assets at fair value through profit or loss, or as loans. Loans are carried in the statement of financial position at amortised cost less impairment losses, or fair value where certain conditions in IAS 39: Financial instruments: recognition and measurement are met, such as the elimination or significant reduction in accounting mismatches.

Purchases and sales of financial assets are recognised on the date the Group commits to purchase or sell the asset, generally the trade date.

A transfer of a financial asset is accounted for as a derecognition only if substantially all of the asset's risks and rewards of ownership are transferred, or, control of the asset is transferred to a party external to the Group. Control is deemed to have been transferred if the transferee has the practical ability to sell the asset unilaterally without needing to impose additional restrictions on any subsequent transfer.

a)    Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise assets which are designated as such on initial recognition, and derivatives, which are classified as held for trading in accordance with IAS 39: Financial instruments: recognition and measurement.

Financial assets are designated upon initial recognition at fair value through profit and loss as they are managed individually or together on a fair value basis.

All financial assets at fair value through profit or loss are measured at fair value. The fair value on initial recognition is generally the consideration given, excluding any transaction costs directly attributable to their acquisition which are expensed. Movements in fair value are taken to the income statement as investment return in the period in which they arise. Financial assets carried at fair value are initially recognised at fair value and subsequently remeasured at fair value based on quoted bid prices where such prices are available from a third party in a liquid market. If quoted bid prices are unavailable, the fair value of the financial asset is estimated using cash flow models.

Fair values for unlisted securities are derived from cash flow or other models designed to reflect the specific circumstances of the issuer. Securities for which fair value cannot be measured reliably are recognised at cost less impairment.

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged and of the hedge.

b)    Loans

Loans are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans are measured on initial recognition at the fair value of the consideration given plus incremental costs that are incurred on the acquisition of the investment. Subsequent to initial recognition, loans are either measured at amortised cost using the effective interest rate method with any difference between cost and redemption value being amortised through the income statement over the period of the borrowings, or, if they meet the criteria for designation at fair value through profit or loss, and are so designated on initial recognition, they are measured at fair value.

The amortised cost is the present value of estimated future cash flows discounted at the effective interest rate at the date of acquisition or origination of the loan.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

The carrying value of a loan is reviewed for impairment in accordance with IAS 39 at each reporting date. If there is objective evidence of impairment, for example there is a default or delinquency in payment, the impairment loss is calculated and recognised.

1.2.12  Acquisition costs

For both insurance contracts and investment contracts with DPF, acquisition costs comprise all direct and indirect costs arising from writing the contracts, which are incurred during a financial period. Acquisition costs are amortised over the life of the contracts where their recovery has not been reflected in the valuation of policyholder liabilities, but only to the extent that they are recoverable out of future margins.

The rate of amortisation of acquisition costs on such contracts is proportional to the future margins expected to emerge in respect of the related policies, over the life of those policies.

For investment contracts without DPF, acquisition costs comprise all incremental costs that are directly related to the writing of the contract, which are incurred during a financial period, and are amortised on a straight-line basis over the lifetime of the contract if they are recoverable out of future margins.

1.2.13  Reinsurance

Amounts due to and from reinsurers are accounted for in accordance with the relevant reinsurance contract. Premiums ceded and claims reimbursed are individually presented on a gross basis.

Contracts that do not give rise to a significant transfer of insurance risk to the reinsurer are considered financial reinsurance and are accounted for and disclosed in a manner consistent with financial instruments.

1.2.14  Taxation

a)    Current tax

Taxation is based on profits and income for the period as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior periods.

Tax payable is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The tax charge is analysed between tax in respect of income and investment return on the policyholders' interest in the with-profits and linked fund assets, representing policyholders' tax, with the balance being tax on equity holders' investment return and profits, representing shareholders' tax.

b)    Deferred tax

Deferred tax is the tax expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. This is accounted for using the balance sheet liability method and the amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities. The tax rates used are the rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is recognised in the income statement for the period, except to the extent that it is attributable to items that are recognised in the same or a different period outside the income statement, in which case the deferred tax will be recognised in other comprehensive income or equity, as applicable. Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable future profits will be available against which deductible temporary differences can be utilised.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

1.2.15  Insurance and other receivables

Insurance and other receivables are recognised when due and measured on initial recognition at the fair value of the amount receivable plus incremental costs. Subsequent to initial recognition, these receivables are measured at amortised cost using the effective interest rate method.

1.2.16  Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdraft facilities repayable on demand to the extent that they form an integral part of the Group's cash management.

1.2.17  Financial liabilities

The Group classifies financial liabilities as either financial liabilities at fair value through profit or loss or financial liabilities carried at amortised cost. The amortised cost of a financial liability is the amount at which the financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest rate method of any difference between that initial amount and the maturity amount.

Financial liabilities at fair value through profit or loss, such as investment contracts, are designated on initial recognition when one of the following criteria is satisfied:

•
it eliminates or significantly reduces an accounting mismatch caused by financial assets and financial liabilities being measured on a different basis; and

•
the financial liability contains or may contain an embedded derivative.

A financial liability is recognised when, and only when, the Group becomes a party to the contractual provisions of a financial instrument.

A financial liability is derecognised when, and only when, the obligation specified in the contract is discharged, or cancelled or expires.

1.2.18  Insurance contracts

For UK operations, insurance contract liabilities are calculated based on the relevant Financial Services Authority ("FSA") rules contained in the Prudential Sourcebook for Insurers. For overseas operations, insurance contract liabilities are calculated on recognised actuarial principles, based on local regulatory requirements.

For the conventional with-profits policies in FLL, WLUK, Friends Life Company Limited ("FLC") and Friends Life Assurance Society Limited ("FLAS"), the liabilities to policyholders include both declared and constructive obligations for future bonuses not yet declared (excluding the shareholders' share of future bonuses) and include the cost of options and guarantees measured on a market consistent basis. The basis of calculation does not recognise deferred acquisition costs, but allows for future profits of non-profit and unit-linked business written in the with-profits fund to be recognised.

For the year ended 31 December 2010, the calculation of the liabilities to policyholders in respect of conventional with-profits contracts in FPLAL included an implicit provision for future regular bonuses, but not final bonuses, by means of a reduction in the valuation interest rate and an assessment of options and guarantees on a deterministic basis. As disclosed in the basis of preparation, following the Part VII transfer of these liabilities into FLL, the liabilities are, for the year ended 31 December 2011, calculated on a realistic basis consistent with the approach described above for conventional with-profits policies in FLL.

The calculation of liabilities to policyholders for non-profit contracts includes explicit allowance for future expenses and allows for lapses where appropriate.

The value of unit-linked insurance contract liabilities includes provision for tax losses in the unit-linked funds whose benefit will ultimately accrue to policyholders.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

As an insurance special purpose vehicle, Friends Annuities Limited ("FAL") is not required to value liabilities on an FSA basis. The valuation is, however, undertaken on a prudent basis which is generally similar to an FSA basis. The assumptions include a margin to allow for adverse variation of experience to assumptions.

The Group applies shadow accounting in relation to certain insurance contract liabilities, which are supported by owner-occupied properties and overseas subsidiaries, on which unrealised gains and losses are recognised in equity. Adjustments are made to the insurance contract provisions to reflect the movements that would have arisen if the unrealised gains and losses had been recognised in the income statement. The corresponding change in the value of these insurance contract liabilities is recognised in equity.

The Group carries out an annual liability adequacy test on its insurance contract liabilities less related deferred acquisition costs and other related intangible assets to ensure that the carrying amount of its liabilities is sufficient in light of estimated future cash flows. Where a shortfall is identified, an additional provision is made.

1.2.19  Investment contracts

Investment contracts are either unit-linked or contracts with DPF (mainly unitised with-profits contracts that have no significant insurance risk).

A unit-linked investment contract is recognised at fair value through profit or loss. The fair value is calculated as the number of units allocated to policyholders in each of the unit-linked funds multiplied by the bid price of the units which reflects the fair value of the assets in the fund at the balance sheet date. In addition to this the fair value of the investment contract liability includes a provision for tax losses in the unit-linked funds whose benefit will ultimately accrue to the policyholders. Provision is made for renewal commissions at the inception of an investment contract as intermediaries are not required to perform any service once the policy is incepted.

Investment contracts with DPF held within the with-profits funds (which are mainly unitised with-profits contracts) are measured on a basis that is consistent with a measurement basis for insurance contracts held within those funds.

1.2.20  Unallocated surplus

The unallocated surplus in the with-profits funds is presented as a liability and comprises all amounts available for allocation, either to policyholders or to shareholders, the allocation of which has not been determined at the balance sheet date.

Insurance and investment contract liabilities within with-profits funds are measured on a realistic basis and therefore include amounts attributable in respect of future bonuses. Such amounts are estimated in accordance with the published Principles and Practices of Financial Management ("PPFM") and represent a constructive obligation. The realistic liabilities include an estimate of the fair value of policyholder options and guarantees. The unallocated surplus within the with-profits funds represents the excess of assets of the fund relative to the realistic liabilities and other current liabilities not included within the realistic liability measurement. The unallocated surplus can be considered to represent the working capital of the funds combined with the value of future transfers to shareholders from the with-profits funds.

For the year ended 31 December 2010, for FPLAL, the unallocated surplus represented the value of future regular and final bonus payments to policyholders. Following the Part VII transfer of FPLAL with-profit liabilities into FLL completed during the year, these liabilities are now calculated on a realistic basis. Therefore, the calculation of the unallocated surplus in respect of the ex-FPLAL with-profit fund is consistent with the other with-profit funds of the Group as at 31 December 2011.

1.2.21  Interest-bearing loans and borrowings

Borrowings are recognised initially at fair value, which is generally the cash consideration received, net of transaction costs incurred, and subsequently stated at amortised cost.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the income statement over the period of the borrowings, using the effective interest rate method.

1.2.22  Provisions and contingent liabilities

A provision is recognised when the Group has a present legal or constructive obligation, as a result of a past event, which is likely to result in an outflow of resources and where a reliable estimate of the amount of the obligation can be made. If the effect is material, the provision is determined by discounting the expected future cash flows at a pre-tax risk-free rate and, where appropriate, the risks specific to the liability.

The Group recognises a provision for onerous contracts when the expected benefits to be derived from the contracts are less than the related unavoidable costs.

Contingent liabilities are disclosed if there is a possible future obligation as a result of a past event or if there is a present obligation as a result of a past event but either a payment is not probable or the amount cannot be reliably estimated.

1.2.23  Insurance payables, other payables and deferred income

Insurance and other payables are recognised when due and measured on initial recognition at the fair value of the consideration payable. Subsequent to initial recognition, payables are measured at amortised cost using the effective interest rate method.

1.2.24  Financial instruments treated as equity

A financial instrument is treated as equity if:

•
there is no contractual obligation to deliver cash or other financial assets or to exchange financial assets or liabilities on terms that may be unfavourable; and

•
the instrument is not a derivative and contains no contractual obligations to deliver a variable number of shares or is a derivative that will be settled only by the Group exchanging a fixed amount of cash or other assets for a fixed number of the Group's own equity instruments.

Incremental external costs which are directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds of the issue.

1.2.25  Dividends

Dividends approved by ordinary shareholders are recognised as a liability on the date of approval and dividends declared by directors are recognised on the date of payment. Dividends are charged directly to equity.

1.2.26  Employee benefits

a)    Pension obligations

(i)    Defined benefit schemes

Pension schemes are in operation for employees of certain subsidiary undertakings. A significant proportion of employees belong to a funded defined benefit type scheme with uninsured assets. The schemes provide benefits based on final pensionable salary. The assets of the schemes are held in separate trustee administered funds.

The pension asset or liability recognised in the balance sheet is the present obligation of the employer, which is the estimated present value of future benefits that employees have earned in return for their services in the current and prior years, less the value of the plan assets in the schemes. A pension surplus is recognised to the extent it is recoverable through refunds or expected reductions in future contributions. The rate used to discount pension obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. A qualified actuary performs the

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

calculation of the present value of the defined benefit obligation annually using the projected unit credit method.

The pension costs for the schemes are charged to the income statement and consist of current service cost, past service cost, interest cost on scheme liabilities, the effect of any settlements and curtailments and the expected return on pension assets. Past service costs are recognised in the income statement on a straight-line basis over the period in which the increase in benefits vest.

The actuarial gains and losses, which arise from any new actuarial valuation or from updating the latest actuarial valuation to reflect conditions at the balance sheet date and any restrictions to recognised surpluses, are taken to the statement of comprehensive income for the period.

(ii)   Defined contribution schemes

Contributions made to these schemes are charged to the income statement as they become payable in accordance with the rules of the scheme.

(iii)  Other long-term employee benefits

Other long-term employee benefits are recognised at the discounted present value of the defined benefit obligation at the balance sheet date. The obligation is calculated using the unit credit method. Movements in the value of the obligation are charged to the income statement.

(iv)  Termination benefits

Termination benefits are recognised as a liability and an expense when the Group is demonstrably committed to terminating the employment of an employee before the normal retirement date, or to provide benefits as a result of an offer made to encourage voluntary redundancy.

b)    Share-based payment schemes

The Company offers the following share-based payment schemes for its employees:

(i)    Lombard incentive scheme

Lombard International Assurance SA ("Lombard"), a subsidiary undertaking, provides an incentive scheme to eligible employees that entitles the participants, subject to achievement of performance conditions, to shares in Resolution Limited.

The fair value of awards made under this equity-settled scheme was measured at the acquisition date and is being expensed on a straight-line basis over the vesting period in the income statement. A corresponding amount is credited to equity. The fair value is measured using scenario-based modelling techniques that take into account the terms and conditions upon which these shares would be issued.

At each balance sheet date, the Group revises its estimate of the number of shares that are expected to be issued. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity over the remaining vesting period.

Lombard also provides an incentive scheme to its sales personnel and middle management that entitles the participants to cash pay-outs subject to Lombard's value as at 31 December each maturity year. The fair value of the scheme is measured at each year end and expensed over the vesting period and a corresponding liability is included in the Group statement of financial position.

(ii)   FLG long-term incentive plan

During 2010, the Company introduced a long-term incentive plan ("LTIP") to incentivise key individuals in the business by entitling them to a percentage share in the difference between the value realised on the completion of the UK Life Project and the aggregate cost of the acquisitions.

The scheme is a cash-settled share-based payment scheme and the fair value of the awards in issue, being the relevant percentage of the gain expected to arise on completion of the UK Life Project, is

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

measured at each reporting date, with any changes in fair value being recognised in the income statement for the period.

(iii)  Sesame Bankhall Group incentive scheme

A new scheme was introduced in 2011 whereby key management of SBG has been incentivised through a scheme that entitles them to a share in the growth of SBG. The scheme is a cash-settled scheme and the fair value of the awards in issue is measured at each reporting date.

2.     Use of judgements, estimates and assumptions

The Group makes judgements in the application of critical accounting policies that affect the reported amounts of assets and liabilities. The Group also makes key assumptions about the future and other sources of uncertainty. These are continually evaluated and based on historical experience and other factors, including expectations of future events that are considered to be reasonable under the circumstances.

a)    Product classification

IFRS 4: Insurance contracts requires contracts to be classified as either "insurance contracts" or "investment contracts" based on the significance of insurance risk present in the contract with consequential impacts on the accounting policies applied to the valuation of policyholder liabilities, deferral of acquisition costs and pattern of revenue recognition.

b)    Liabilities arising from insurance contracts and investment contracts with DPF

Determination of the ultimate liabilities of insurance contracts or investment contracts with DPF arising is a critical accounting estimate. There are several sources of uncertainty that need to be considered in determining the key assumptions made in estimating the liabilities that the Group will ultimately pay on claims made and on maturity of the policies.

The most significant assumptions are:

•
mortality, morbidity and persistency assumptions;

•
for with-profits policies, the stochastic models used to value liabilities are sensitive to risk-free rates, assumed asset volatilities and the assumed correlation between asset volatilities. Risk-free rates are set in accordance with current market gilt rates;

•
valuation interest rate for annuities in payment—fixed-interest assets, predominantly corporate bonds, are held to match the expected benefit outgo of the annuity portfolio. The excess yields on corporate bonds over that on gilts are called bond spreads and these reflect compensation for the higher risk of default (credit risk premium) and lower liquidity (credit default allowance or illiquidity premium) compared to gilts. One of the key judgements is the assessment of how much of the spread is attributable to credit. The credit default allowance is derived by deducting an allowance for defaults (based on an analysis of historical defaults) from the total bond spread. This approach is consistent with current industry practice;

•
other valuation interest rates have been calculated by reference to changes in consistent economic indices. The impact of all interest rate changes on liabilities is included within the impact of economic basis changes in note 27. The impact of these liability changes on surplus is generally to offset some or all of the corresponding impact on the value of fixed-interest assets backing the liabilities;

•
for guaranteed annuity options (one of the principal guarantees written by the Group) the cost depends on assumptions such as the level of policy discontinuance and the tax-free cash take-up rate; and

•
changes in assumptions behind the valuation techniques for assets that are not quoted in active markets could have a significant impact on the value of assets that are backing insurance and investment contract liabilities, and therefore could have a subsequent impact on the valuation of the liability itself.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

c)    AVIF and other intangible assets

The determination of the present value of future profits on a portfolio of long-term insurance and investment contracts, acquired through the purchase of a subsidiary, and recognised as an intangible asset, is subject to judgement and estimation. The Group's policy is to calculate AVIF balances arising on acquisition by reference to a market consistent embedded value methodology. Details of the assumptions utilised in calculating the present value of future profits are provided in note 10 to the MCEV financial statements.

Information relating to the methods used to value other intangible assets is set out in note 14.

d)    Fair value determination of financial instruments at fair value through profit and loss

Financial assets are designated at fair value where they are managed on a fair value basis or at amortised cost. Financial liabilities such as investment contracts are designated at fair value to eliminate mismatch with corresponding assets which are managed on a fair value basis.

Fair values of financial instruments that are quoted in active markets are based on bid prices for the assets held. When independent prices are not available, fair values are determined by using valuation techniques which refer to market observable data. These include comparison with similar instruments when market observable prices are available.

Corporate bond valuations are generally obtained from brokers and pricing services. Where the number of transactions has declined under the current market conditions, valuations have become more subjective. Bond prices provided by pricing services are based on the best estimate of market price determined by market makers based on a variety of factors and are considered to be observable prices. In determining fair value, market makers will take into account transactions they have observed in identical or similar assets as well as movements in market indices and any other factors that they regard as relevant. In some cases, consensus prices have been based on fewer, and potentially more historic, transactions.

Fair values of private equity investments are based on the revaluation of the underlying investments using International Private Equity and Venture Capital Valuation guidelines.

The valuations use earnings multiples reflecting similar multiples applying to quoted investments.

Methods considered when determining fair values of unlisted shares and other variable securities include discounted cash flow techniques and net asset valuation.

The value of derivative financial instruments is estimated by applying valuation techniques, using pricing models or discounted cash flow methods. Where pricing models are used, inputs—including future dividends, swap rates and volatilities—based on market data at the balance sheet date are used to estimate derivative values. Where discounted cash flow techniques are used, estimated future cash flows and discount rates are based on current market swap rates at the valuation date.

For units in unit trusts and shares in open-ended investment companies, fair value is by reference to published bid values.

Participation in investment pools mainly relates to property investments. Property is independently valued in accordance with the Royal Institute of Chartered Surveyors' guidelines ("RICS Red Book") on the basis of open market values as at each year end.

An analysis of financial assets by category is disclosed in note 19.

e)    Staff pension schemes assumptions

In assessing the pension benefit obligation, assumptions are made as to the life expectancy of all current, deferred and retired members, rates of increases of salaries and pensions, and interest and inflation rates. Material assumptions used and sensitivities are explained in detail in note 8. Estimates are made for the recoverability of any surplus through expected refunds or reductions in contributions and the surplus will be restricted accordingly.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

f)     Deferred tax assets and liabilities

In assessing deferred tax assets, an estimate of probable future taxable profits is made, against which the temporary differences, being the carry forward of excess tax expenses, and tax losses are utilised. These involve management's best estimate based on past profit experience, adjusted for possible future deviations that management considers might occur.

The principal deferred tax liabilities relate to deferred tax on purchased value of in-force business which are subsequently being amortised in line with the run-off of the underlying assets. The deferred tax liability was calculated using detailed actuarial forecast cash flows.

Details of deferred tax assets recognised are in note 22.

g)    Fair value determination of investment properties and owner-occupied properties

Investment properties and properties occupied by the Group are measured at fair value at least annually at the balance sheet date. Fair values are measured by external independent valuers on the basis of open market value using methods set out in the RICS Red Book.

The valuations used are based on valuation techniques using multiples of future rental incomes. The rental multiples are based on multiples observed in recent similar transactions in the market. Key assumptions include occupancy and rental income.

3.     Segmental information

a)    Summary

Segmental information is presented on the same basis as internal financial information used by the Group to evaluate operating performance. Segmental information relating to revenue, net income, products and services for the year ended 31 December 2011 includes BHA from 31 January and WLUK from 7 November. The segmental information for the year ended 31 December 2010 includes twelve months for the acquired Friends Provident business and four months for the acquired AXA UK Life Business.

The Group's management and internal reporting structure is based on the following operating segments which all meet the definition of a reportable segment under IFRS 8: Operating segments:

•
UK comprising the former Friends Provident UK life and pensions business, the acquired AXA UK Life Business (including WLUK), BHA, Sesame Bankhall and, for the period prior to 19 March 2010 when it was disposed, Pantheon Financial Limited;

•
International comprising FPIL, the overseas life assurance business within the UK life and pensions subsidiaries and the Group's share of AmLife and AmFamily; and

•
Lombard.

Corporate functions are not strictly an operating segment, but are reported to management and are provided in the analysis below to reconcile the Group's reportable segments to total profit.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

b)    Operating segment information

(i)    IFRS based operating profit

Year ended 31 December 2011	UK	Int'l	Lombard	FLG corporate	RSL corporate	Total
	£m	£m	£m	£m	£m	£m
Life and pensions operating profit	706	49	40	—	—	795
Longer term shareholder investment return	(5)	1	(1)	(21)	—	(26)
Other expense	(1)	(3)	—	(7)	(41)	(52)
Development costs	(28)	(7)	(1)	—	—	(36)
IFRS based operating profit/(loss) before tax	672	40	38	(28)	(41)	681
Tax on operating profit						38
IFRS based operating profit after tax attributable to ordinary shareholders						719
Operating earnings per share (pence)						50.43

Year ended 31 December 2010	UK	Int'l	Lombard	FLG corporate	RSL corporate	Total
	£m	£m	£m	£m	£m	£m
Life and pensions operating profit	176	94	38	—	—	308
Longer term shareholder investment return	30	1	(4)	(14)	—	13
Other income/(expense)	2	6	—	(11)	(15)	(18)
Development costs	(21)	(6)	(1)	—	—	(28)
IFRS based operating profit/(loss) before tax	187	95	33	(25)	(15)	275
Tax on operating profit						16
IFRS based operating profit after tax attributable to ordinary shareholders						291
Operating earnings per share (pence)						30.85

(ii)   Reconciliation of IFRS based operating result before tax to profit before tax from continuing operations

Year ended 31 December 2011	UK	Int'l	Lombard	FLG corporate	RSL corporate	Total
	£m	£m	£m	£m	£m	£m
IFRS based operating profit/(loss) before tax	672	40	38	(28)	(41)	681
Non-recurring items(i)	(178)	(1)	(1)	—	—	(180)
Amortisation and impairment of acquired value of in-force business	(483)	(126)	(66)	—	—	(675)
Amortisation of other acquired intangible assets	(45)	(8)	(30)	(1)	—	(84)
Interest payable on STICS	31	—	—	—	—	31
Short-term fluctuations in investment return(iii)	(247)	(10)	(1)	(3)	—	(261)
Loss before policyholder and shareholder tax	(250)	(105)	(60)	(32)	(41)	(488)
Policyholder tax	220	—	—	—	—	220
Loss before tax from continuing operations	(30)	(105)	(60)	(32)	(41)	(268)

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Year ended 31 December 2010	UK	Int'l	Lombard	FLG corporate	RSL corporate	Total
	£m	£m	£m	£m	£m	£m
IFRS based operating profit/(loss) before tax	187	95	33	(25)	(15)	275
Non-recurring items(ii)	(121)	(6)	—	928	(14)	787
Amortisation of acquired present value of in-force business	(169)	(123)	(72)	—	—	(364)
Amortisation of other acquired intangible assets	(27)	(8)	(28)	(1)	—	(64)
Interest payable on STICS	31	—	—	—	—	31
Short-term fluctuations in investment return(iii)	28	2	1	(7)	—	24
Profit/(loss) before tax excluding returns generated within policyholder funds	(71)	(40)	(66)	895	(29)	689
Policyholder tax	244	—	—	—	—	244
Returns on Group-controlled funds attributable to third parties	23	—	—	—	—	23
Profit/(loss) before tax from continuing operations	196	(40)	(66)	895	(29)	956

(i)
UK non-recurring items include £68 million (£67 million net of stamp duty expenses) in respect of the gain on acquisition of BHA and £48 million (£46 million net of stamp duty expenses) in respect of the gain on acquisition of WLUK. Further details are set out in note 39. This is offset by £293 million of non-recurring costs comprising £128 million of separation and integration costs in respect of the UK Life Project, £55 million in respect of Solvency II and finance system developments, £84 million of reserve impacts in respect of the outsourcing arrangement with Diligenta and £26 million of other costs.

(ii)
Corporate non-recurring items include £883 million in respect of the gain on acquisition of AXA UK Life Business. Further details are set out in note 39. Non-recurring costs of £96 million comprise £34 million of separation and integration costs in respect of the acquired AXA UK Life Business, £28 million in respect of expensed acquisition costs, £24 million in respect of Solvency II and other finance transformation costs and £10 million of other items. Segment results also include £80 million of non-recurring items comprising recharges to the life companies for pension scheme contributions. The net impact of the recharge for the Group is nil.

(iii)
Includes shareholder investment return short-term fluctuations (see note 4(d)) and investment variances arising from the mismatching of fixed-interest assets and the liabilities they are backing as well as the impact of credit default assumptions. This latter variance reflects profits or losses in excess of the expected investment return on the assets and the impact of the corresponding economic changes on the liabilities.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

(iii)  Revenue and expenses

Year ended 31 December 2011	UK	Int'l	Lombard	FLG corporate	RSL corporate	Elimination of inter- segment amounts(ii)	Total
	£m	£m	£m	£m	£m	£m	£m
Gross earned premiums on insurance and investment contracts	5,270	1,260	2,373	—	—	—	8,903
Investment contract premiums(i)	(3,225)	(1,177)	(2,373)	—	—	—	(6,775)
Gross earned premiums	2,045	83	—	—	—	—	2,128
Premiums ceded to reinsurers	(598)	(1)	—	—	—	—	(599)
Net earned premiums	1,447	82	—	—	—	—	1,529
Fee and commission income	546	114	110	1	—	—	771
Investment return	2,657	(400)	(461)	57	34	(83)	1,804
Total revenue	4,650	(204)	(351)	58	34	(83)	4,104
Inter-segment revenue	2	1	—	47	33	(83)	—
Total external revenue	4,648	(205)	(351)	11	1	—	4,104
Other income(iii)	134	—	—	—	—	—	134
Net claims and benefits paid	(3,209)	(7)	—	—	—	—	(3,216)
Movement in insurance and investment contract liabilities	(183)	346	548	—	—	—	711
Transfer to unallocated surplus	490	(6)	—	—	—	—	484
Movement in net assets attributable to unit-holders	48	—	—	—	—	—	48
Acquisition expenses	(497)	(47)	(47)	—	—	—	(591)
Administrative and other expenses	(1,348)	(177)	(208)	(8)	(35)	—	(1,776)
Finance costs	(115)	(9)	(2)	(82)	(40)	83	(165)
Total claims, benefits and expenses	(4,814)	100	291	(90)	(75)	83	(4,505)
Inter-segment expenses	(47)	(3)	—	(33)	—	83	—
Total external claims, benefits and expenses	(4,767)	103	291	(57)	(75)	—	(4,505)
Share of loss of associates and joint venture	—	(1)	—	—	—	—	(1)
Loss before tax from continuing operations	(30)	(105)	(60)	(32)	(41)	—	(268)
Policyholder tax	(220)	—	—	—	—	—	(220)
Shareholder tax	437	(4)	29	(5)	—	—	457
Segmental result after tax	187	(109)	(31)	(37)	(41)	—	(31)

(i)
Accounted for as deposits under IFRS.

(ii)
Eliminations include inter-segment fee income and loan interest. Inter-segment transactions are undertaken on an arm's length basis.

(iii)
Includes gains on acquisitions of BHA (£68 million) and WLUK (£48 million).

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Year ended 31 December 2010	UK	Int'l	Lombard	FLG corporate	RSL corporate	Elimination of inter- segment amounts(ii)	Total
	£m	£m	£m	£m	£m	£m	£m
Gross earned premiums on insurance and investment contracts	3,457	1,063	3,021	—	—	—	7,541
Investment contract premiums(i)	(2,181)	(1,051)	(3,021)	—	—	—	(6,253)
Gross earned premiums	1,276	12	—	—	—	—	1,288
Premiums ceded to reinsurers	(240)	(1)	—	—	—	—	(241)
Net earned premiums	1,036	11	—	—	—	—	1,047
Fee and commission income	373	266	111	1	—	—	751
Investment return	6,477	569	1,374	22	20	(36)	8,426
Total revenue	7,886	846	1,485	23	20	(36)	10,224
Inter-segment revenue	3	1	—	14	18	(36)	—
Total external revenue	7,883	845	1,485	9	2	—	10,224
Other income(iii)	8	—	—	883	—	—	891
Net claims and benefits paid	(1,678)	(4)	—	—	—	—	(1,682)
Movement in insurance and investment contract liabilities	(4,768)	(694)	(1,292)	—	—	—	(6,754)
Transfer to unallocated surplus	(2)	(2)	—	—	—	—	(4)
Movement in net assets attributable to unit-holders	(139)	—	—	—	—	—	(139)
Acquisition expenses	(329)	(15)	(48)	—	—	—	(392)
Administrative and other expenses	(670)	(169)	(208)	18	(32)	—	(1,061)
Finance costs	(108)	(6)	(3)	(29)	(17)	36	(127)
Total claims, benefits and expenses	(7,694)	(890)	(1,551)	(11)	(49)	36	(10,159)
Inter-segment expenses	(3)	(1)	—	(32)	—	36	—
Total external claims, benefits and expenses	(7,691)	(889)	(1,551)	21	(49)	—	(10,159)
Share of profits of associate and joint venture	(4)	4	—	—	—	—	—
Profit/(loss) before tax from continuing operations	196	(40)	(66)	895	(29)	—	956
Policyholder tax	(244)	—	—	—	—	—	(244)
Shareholder tax	99	7	21	(19)	—	—	108
Segmental result after tax	51	(33)	(45)	876	(29)	—	820

(i)
Accounted for as deposits under IFRS.

(ii)
Eliminations include inter-segment fee income and loan interest. Inter-segment transactions are undertaken on an arm's length basis.

(iii)
Includes £883 million in respect of the gain on acquisition of the AXA UK Life Business.

(iv)  Products and services

For the year ended 31 December 2011	Protection	Investment	Annuities	Individual pensions	Group pensions	Other(i)	Total
	£m	£m	£m	£m	m	£m	£m
Gross earned premiums	1,109	491	407	63	58	—	2,128
Net earned premiums	876	489	46	61	57	—	1,529
Fee and commission income	3	294	—	246	19	209	771
Total external revenue	879	783	46	307	76	209	2,300

For the year ended 31 December 2010	Protection	Investment	Annuities	Individual pensions	Group pensions	Other(i)	Total
	£m	£m	£m	£m	m	£m	£m
Gross earned premiums	598	312	327	42	9	—	1,288
Net earned premiums	480	310	207	41	9	—	1,047
Fee and commission income	(3)	423	—	145	6	180	751
Total external revenue	477	733	207	186	15	180	1,798

(i)
Other includes revenue streams from Sesame Bankhall and Pantheon (for the period prior to its disposal on 19 March 2010).

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

(v)   Assets and liabilities

For the year ended 31 December 2011	UK	Int'l	Lombard	FLG corporate	RSL corporate	Elimination of inter-segment amounts(i)	Total
	£m	£m	£m	£m	£m	£m	£m
Segment assets	99,262	7,450	18,190	1,725	294	(1,552)	125,369
Investments in associates and joint venture	5	32	—	—	—	—	37
Total assets	99,267	7,482	18,190	1,725	294	(1,552)	125,406
Total liabilities	94,551	7,189	17,773	1,003	447	(1,552)	119,411
Other segment information:
—Capital expenditure	7	—	4	9	—	—	20
—Depreciation	1	—	1	2	—	—	4
—Amortisation	458	134	95	1	—	—	688
—Impairment	71	—	—	—	—	—	71

For the year ended 31 December 2010	UK	Int'l	Lombard	FLG corporate	RSL corporate	Elimination of inter-segment amounts(i)	Total
	£m	£m	£m	£m	m	£m	£m
Segment assets	96,551	7,184	17,930	1,325	911	(1,568)	122,333
Investments in associate and joint venture	5	27	—	—	—	—	32
Total assets	96,556	7,211	17,930	1,325	911	(1,568)	122,365
Total liabilities	91,237	6,814	17,487	936	910	(1,568)	115,816
Other segment information:
—Capital expenditure	1	—	4	1	—	—	6
—Depreciation	1	—	1	2	—	—	4
—Amortisation	196	131	100	1	—	—	428

(i)
Eliminations mainly comprise intercompany loans.

(vi)  ***Geographical segmental information

In presenting geographical segment information, segment revenue is based on the geographical location of customers. The Group has defined two geographical areas: UK and the rest of the world.

For the year ended 31 December 2011	UK	Rest of the World	Total
	£m	£m	£m
Gross earned premiums	2,042	86	2,128
Fee and commission income	566	205	771
Revenue from external customers	2,608	291	2,899
Investment return			1,804
Premiums ceded to reinsurers			(599)
Total revenue			4,104

For the year ended 31 December 2010	UK	Rest of the World	Total
	£m	£m	£m
Gross earned premiums	1,276	12	1,288
Fee and commission income	398	353	751
Revenue from external customers	1,674	365	2,039
Investment return			8,426
Premiums ceded to reinsurers			(241)
Total revenue			10,224

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

4.     Investment return

a)    Analysis of investment return

For the year ended 31 December	2011	2010
	£m	£m
Interest income
—assets at fair value through profit or loss	1,733	1,196
—loans and receivables	27	25
Expected return on pension scheme assets, net of interest cost	6	5
Dividend income	1,443	701
Rental income	190	120
Movement in fair value:
—investment properties	45	143
—financial assets or financial liabilities at fair value through profit or loss:
—financial derivative instruments	173	(134)
—financial assets designated on initial recognition	(1,813)	6,370
Total investment return	1,804	8,426

b)    Longer term investment return—IFRS based operating profit

The longer term investment return used in arriving at IFRS based operating profit before tax is calculated in respect of equity and fixed interest investments of shareholder funds and surplus assets held within long-term funds, by applying the longer term rate of return for each investment category to the quarterly weighted average of the corresponding assets, after adjusting for the effect of any short-term market movements. The longer term rates of return are based on assumed gilt and cash returns, adjusted where appropriate to reflect the additional risks associated with the type of investment. The directors have determined the assumptions to be applied as follows:

	2011	2010
	%	%
Equities	6.70	7.30
Government fixed interest	3.70	4.30
Other fixed interest	5.00	6.05
Cash (life and pensions business)	3.70	4.30
Cash (corporate)	1.14	1.01

The expected rate of return applied to cash held in the life and pensions businesses reflects the annualised swap curve spot rate, based on the term of the gilt portfolio (typically around 10 years). The rate applied to the cash held at corporate level is the one year spot rate reflecting the typically short-term nature of those cash balances.

c)    Sensitivity of longer term investment return—IFRS based operating profit

	2011	2010
	£m	£m
Longer term investment return:	(26)	13
—After the impact of a 1% increase in the longer term rates of investment return	(1)	30
—After the impact of a 1% decrease in the longer term rates of investment return	(50)	(6)

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

d)    Comparison of shareholder longer term and actual investment return—IFRS based operating profit

	2011	2010
	£m	£m
Actual investment return attributable to shareholders	(72)	3
Longer term shareholder investment return	26	(13)
Deficit of actual shareholder return over longer term return	(46)	(10)

Short-term fluctuations in investment return reported in IFRS based operating profit comprise £(46) million deficit of actual shareholder return over longer term return, investment variances arising from the mismatching of fixed-interest asset and the liabilities they are backing as well as the impact of credit default assumptions. The latter variance reflects profit or losses in excess of the expected investment return on the assets and the impact of the corresponding economic assumption changes on the liabilities.

5.     Net claims and benefits paid

For the year ended 31 December 2011	Gross claims and benefits paid	Amounts receivable from reinsurers	Total net claims and benefits paid
	£m	£m	£m
Protection	1,435	(163)	1,272
Investment	1,023	(1)	1,022
Individual pensions	680	(1)	679
Group pensions	29	—	29
Annuities	692	(478)	214
Total	3,859	(643)	3,216

For the year ended 31 December 2010	Gross claims and benefits paid	Amounts receivable from reinsurers	Total net claims and benefits paid
	£m	£m	£m
Protection	694	(81)	613
Investment	460	(1)	459
Individual pensions	488	(1)	487
Group pensions	18	—	18
Annuities	344	(239)	105
Total	2,004	(322)	1,682

6.     Acquisition Expenses

For the year ended 31 December	2011	2010
	£m	£m
Commission	383	317
Other acquisition expenses	493	355
Deferral	(369)	(294)
Amortisation of deferred acquisition costs	84	14
Net acquisition expenses	591	392

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

7.     Administrative and other expenses

a)    Analysis of administrative and other expenses

For the year ended 31 December	2011	2010
	£m	£m
Amortisation and impairment of intangible assets	759	428
Employee remuneration	189	132
Auditor's remuneration (7b)	11	10
Investment expenses and charges	246	185
Investment property expenses	9	4
IT costs	45	28
Operating lease rentals, land and buildings	22	14
Renewal commission	56	36
Non-recurring costs (7c)	212	96
Other administrative expenses	227	128
Total administrative and other expenses	1,776	1,061

b)    Auditor's remuneration

During the year the Group obtained the following services from the Group's auditor, Ernst & Young LLP, at costs as detailed in the table below.

For the year ended 31 December	2011	2010
	£m	£m
Fees payable for the audit of the Group's financial statements	0.2	0.2
Fees for the audit of subsidiaries pursuant to legislation	4.9	4.5
Other assurance services pursuant to legislation:
—audit related	1.1	0.8
—services as reporting accountants	—	2.0
Corporate finance transactions	3.0	3.4
Services relating to taxation	0.1	—
Other services:
—audit related assurance	0.2	0.6
—other assurance	0.5	0.3
—audit of Market Consistent Embedded Value ("MCEV") supplementary information	0.5	0.5
—other	0.1	0.1
	10.6	12.4

The 2010 auditor's remuneration includes £2 million of fees related to services as reporting accountants that were capitalised against proceeds arising from the rights issue and hence were not included in administrative and other expenses.

c)    Non-recurring costs

Non-recurring costs include charges related to separation and integration activities concerning the acquired AXA UK Life Business, transaction costs associated with the acquisitions of BHA and WLUK, and expenditure on enhancing systems and reporting processes including Solvency II costs.

8.     Staff pension schemes

a)    Introduction

The Friends Life group operates a defined benefit scheme: the Friends Provident Pension Scheme ("FPPS"). In addition, defined contribution schemes are operated by Friends Provident Management Services Limited ("FPMS"), Friends Provident International Limited ("FPIL") and Sesame Bankhall Group. Lombard does not operate a pension scheme.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

On an IAS 19 basis, a gross surplus of £52 million has been recognised in respect of the FPPS at 31 December 2011 (£66 million surplus at 31 December 2010). The latest funding agreement was entered into in June 2010. This agreement was based on an actuarial valuation as at 30 September 2008, which showed a deficit on a funding basis of £65 million. Deficit reduction contributions of £20 million per annum for the next four years were subsequently agreed with the Trustee, and commenced in July 2010. An updated triennial valuation has been carried out as at 30 September 2011 and the results of this are currently being considered by the Trustee. The valuation, once approved, will serve to assist the Trustee and the Group in determining future levels of funding.

Under IFRIC 14, deficit reduction contributions are considered to be a minimum funding requirement and, to the extent that the contributions payable will not be available after they are paid into the scheme, a liability is recognised when the obligation arises.

An additional liability of £32 million has been recognised (£44 million at 31 December 2010), reflecting the 35% tax that would arise on any notional refund in respect of the resultant IAS 19 surplus of £92 million (£40 million deficit reduction contributions plus the current surplus of £52 million). A deferred tax asset of £10 million (2010: £16 million) has also been recognised to reflect tax relief at a rate of 25% (2010: 27%) that is expected to be available on the deficit reduction contributions, once paid into the scheme.

Employees of the acquired AXA UK Life Business (including WLUK) and BHA have been placed into new defined contribution arrangements for service accruing after the acquisition date. The pension obligation for service accruing up to the date of the acquisition is not borne by the Group, as these obligations have remained with AXA UK plc and Bupa Finance plc respectively.

b)    FPPS defined benefit scheme overview

The FPPS is a UK defined benefit scheme to which some of the Group's UK life and pensions employees from the acquired Friends Provident business belong. The scheme's assets, which are administered by three external investment managers, are held under the control of the Trustee and used to secure benefits for the members of the scheme and their dependants in accordance with the Trust Deed and Rules.

The Trustee board consists of a chairman who is appointed by the employer and six additional directors of which three are employer-appointed directors, two member-selected directors and one pensioner-selected director.

An analysis of the amounts recognised in the financial statements in respect of the FPPS is set out below.

As at 31 December	2011	2010
	£m	£m
Amounts recognised in the consolidated statement of financial position
IAS 19 pension surplus (excluding deficit reduction contribution)	52	66
Authorised payments surplus charge at 35% of available surplus following deficit reduction contributions	(32)	(44)
Net pension scheme surplus (excluding deficit reduction contribution)	20	22

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Movement in IAS 19 pension surplus

For the year ended 31 December	2011	2010
	£m	£m
Pension surplus at 1 January	66	59
Current service cost(i)	(7)	(13)
Interest Cost(i)	(57)	(55)
Expected return on pension assets(i)(ii)	63	60
Augmentations and termination benefits(i)	—	(3)
Employer contributions	33	41
Actuarial losses	(46)	(23)
Pension surplus at 31 December (excluding authorised payments surplus charge)	52	66
Deficit reduction contributions	40	60
Available surplus subject to authorised payments surplus charge	92	126

(i)
Recognised in the consolidated income statement. The total loss recognised in the income statement for the year ended 31 December 2011 is £1 million (2010: loss of £11 million).

(ii)
The actual return on plan assets was £185 million (2010: £104 million).

Analysis of net pension surplus and related deferred tax asset

As at ended 31 December 2011	Pension surplus	Deferred tax
	£m	£m
Gross IAS 19 pension surplus and related deferred tax liability	52	(13)
Irrecoverable element of deficit reduction contributions (authorised payments surplus charge on available surplus)	(32)	—
Restriction of liability to authorised payments surplus charge	—	13
Tax relief available on deficit reduction contributions	—	10
Net pension surplus and related deferred tax asset	20	10

As at ended 31 December 2010	Pension surplus	Deferred tax
	£m	£m
Gross IAS 19 pension surplus and related deferred tax liability	66	(18)
Irrecoverable element of deficit reduction contributions (authorised payments surplus charge on available surplus)	(44)	—
Restriction of liability to authorised payments surplus charge	—	18
Tax relief available on deficit reduction contributions	—	16
Net pension surplus and related deferred tax asset	22	16

Amounts recognised in the consolidated statement of comprehensive income

For the year ended 31 December	2011	2010
	£m	£m
Actuarial losses	(46)	(23)
Reverse authorised payments surplus charge on opening surplus	44	21
Irrecoverable element of deficit reduction contributions (authorised payments surplus charge on available surplus)	(32)	(44)
Actuarial losses on defined benefit schemes	(34)	(46)
Taxation	2	25
Actuarial losses on defined benefit schemes after tax	(32)	(21)

A tax charge of £6 million (2010: £16 million credit) in respect of deficit reduction contributions and credits of £8 million (2010: £9 million) in respect of other movements in the pension scheme are included in the aggregate tax line of the consolidated statement of comprehensive income.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

c)    FPPS additional disclosures

(i)    Principal assumptions used by the Scheme Actuary in calculating the scheme liabilities

For the year ended 31 December	2011	2010
	%	%
Rate of increase in salaries(i)	3.00	1.50
Rate of increase in pensions in payment	Relevant RPI inflation swap curve	Relevant RPI inflation swap curve
Discount rate for active and deferred members	5.03	5.60
Discount rate for pensioners	4.76	5.42

(i)
Fixed rate of salary increases assumed for three years of 3% (2010: 1.50%) then salary increases at National Average Earnings (assumed RPI + 1%).

The 2011 inflation rate assumptions for revaluation of deferred pensions in excess of Guaranteed Minimum Pensions ("GMPs") have been based on the consumer price index as the statutory inflation index. In 2010, the basis for determining inflation rate assumptions for deferred pensions in excess of GMPs was amended from the retail price index to the consumer price index resulting in the recognition of a £29 million actuarial gain. The inflation rate assumptions for pensions in payment in excess of GMPs continue to be based on the retail price index under the scheme rules subject to the relevant LPI cap and floor of zero.

(ii)   Mortality assumptions

Mortality assumptions are a proportion of the "SAPS-All" series mortality tables published by the Continuous Mortality Investigations ("CMI"), with proportions varying by sex and by status determined from an analysis of the member's postcodes and annual pension amounts:

Proportion of "SAPS-All" likelihood of death in any year:
Male pensioner	83%
Female pensioner	98%
Male non-pensioner	90%
Female non-pensioner	100%

In addition, allowance is made for future improvements in mortality according to each individual's year of birth through the use of the CMI's 2011 projection method, with a long-term trend parameter of 1.5% p.a. The mortality assumptions used have been updated from those used in 2010 with changes to both the initial mortality rates assumed and the rate at which longevity is expected to improve in the future.

The mortality assumptions provide the following average life expectancies of future members, currently aged 45 retiring at the age of 60, and current pensioners aged 70.

For the year ended 31 December	2011	2010
	years	years
Expected age at death of future male pensioner	90	91
Expected age at death of future female pensioner	92	92
Expected age at death of current male pensioner	89	88
Expected age at death of current female pensioner	90	90

The present value of providing an annuity of £1 per annum for members aged 60, based on the above assumptions, is as follows:

Cost of annuities	2011	2010
	£	£
Male annuity	25.36	23.49
Female annuity	24.72	22.95

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

These rates assume a monthly payments model with a discount rate of 5.03% (2010: 5.60%). The rates also assume two-thirds of the members' benefit will be paid to the spouse on the death of the member. A guarantee is provided for pensioners who die within five years of retiring and pensions in excess of the GMPs accrued up to 31 December 2010 will increase in line with the LPI to a maximum 5% and accrued from 1 January 2011 will increase in line with the LPI to a maximum 2.5%.

Cost of annuities	2011 % of total membership	2010 % of total membership
Active members	10	12
Deferred members	63	62
Pensioners	27	26
	100	100

The sensitivities regarding the principal assumptions used to measure the scheme liabilities are set out below:

Assumption	Change in assumption	Impact on scheme liabilities
Inflation	Increase/decrease by 0.5%	Increase/decrease by 8.5%
Salaries	Increase/decrease by 0.5%	Increase/decrease by 0.9%
Pensions	Increase/decrease by 0.5%	Increase/decrease by 7.7%
Discount rate	Increase/decrease by 0.5%	Decrease/increase by 10.7%
Rate of mortality	Increase/decrease by 1 year	Increase/decrease by 2.5%

iii)   Changes in the present value of obligations of defined benefit scheme

For the year ended 31 December	2011	2010
	£m	£m
Present value of obligations at 1 January	1,047	953
Current service cost	7	13
Interest cost	57	55
Contributions by plan participants	1	1
Actuarial loss	168	67
Benefits paid	(38)	(45)
Termination benefits	—	1
Augmentation	—	2
Present value of obligations at 31 December	1,242	1,047

iv)   Analysis of defined benefit obligations

The profile of the obligations is analysed as follows:

	2011	2010
	£m	£m
Active members	228	208
Deferred members	495	389
Pensioners	519	450
Wholly or partly funded plans	1,242	1,047

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

v)    Changes in present value of defined benefit plan assets

For the year ended 31 December	2011	2010
	£m	£m
Fair value of plan assets at 1 January	1,113	1,012
Expected return on plan assets	63	60
Actuarial gains	122	44
Employer contributions	33	41
Contributions by plan participants	1	1
Benefits paid	(38)	(45)
Fair value of plan assets at 31 December	1,294	1,113

At 31 December 2011, there were no investments in internal linked funds (2010: £nil).

vi)   Assets in the defined benefit scheme and the expected rate of return

	Expected rate of return 2011	Value 2011	Expected rate of return 2010	Value 2010
	%	£m	%	£m
Equities	5	180	7	192
Liability-driven investment pools	5	398	6	284
Fixed interest (LDI in specie)	5	173	6	148
Insured assets	5	513	5	447
Cash	2	30	3	42
Total market value of assets		1,294		1,113
Present value of scheme liabilities		(1,242)		(1,047)
Surplus in the scheme		52		66

The expected return on net pension scheme assets is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding year.

vii)  History of experience gains and losses of defined benefit scheme

	2007	2008	2009	2010	2011
	£m	£m	£m	£m	£m
Present value of defined benefit obligation	(971)	(912)	(953)	(1,047)	(1,242)
Fair value of plan assets	976	1,025	1,012	1,113	1,294
Surplus	5	113	59	66	52
Difference between the expected and actual return on scheme assets
—Amount	14	(17)	(66)	36	122
—Percentage of closing scheme assets	1%	(2)%	(7)%	3%	9%
Experience gains and losses on scheme liabilities
—Amount	24	(17)	(5)	3	11
—Percentage of the present value of the scheme liabilities	2%	(2)%	(1)%	0%	1%
Total amount recognised in the statement of comprehensive income
—Amount	32	85	(77)	(46)	(34)
—Percentage of the present value of the scheme liabilities	3%	9%	(8)%	(4)%	(3)%

The table above is provided for information purposes as the FPPS has been in existence for longer than the 26 months since the Group acquired Friends Provident on 4 November 2009.

viii) Future funding

As stated in section (a) above, the results of an updated triennial valuation as at 30 September 2011 are being considered by the Trustee. From 1 July 2007, the scheme has been closed to new members.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Existing member contributions were 6% in 2009, 2010, and first quarter 2011, and 7% from April 2011, for benefits with a pension age of 60, and 2% for benefits with a pension age of 65. The Group increased its contributions from 20% to 25% in 2009 and paid an extra 1% in 2010 and first quarter 2011 for pension age 60 members, as their rate was held at 6% in 2010 and first quarter 2011 and the increase to 7% delayed until April 2011.

Following a previous review of the key employment benefits and following consultation, the Group has amended the provision of defined benefits under the FPPS from 1 January 2011 as follows:

•
the future service accrual rate has been reduced from one-sixtieth to one-eightieth for each year of pensionable service;

•
the inflation limit on increases to pensions in deferment and payment reduced from 5% to the statutory level of 2.5% for future service;

•
final pensionable salary is being phased in to become a three-year average for all pensionable service (with pensionable salary becoming fixed at 1 April each year). For past service, final pensionable salary will be not less than the rate of pensionable salary at 31 December 2010 and not less than the rate of pensionable salary as at 31 March 2011; and

•
member contributions for pension age 60 benefits became 7% from 1 April 2011 and for pension age 65 benefits 2%.

The Group has reduced its future service contribution to 15% from October 2011 following the previous review, although this rate is subject to the current triennial review as at 30 September 2011.

A Statement of Funding Principles was agreed by the Group and the Trustee in June 2010. That statement provides the principles around assumption setting, in particular, choosing the discount rate, future price inflation, future pension increases, rates of mortality, future pay increases, employee turnover, pension commencement age, and typical partner or dependant information and assumes:

•
the discounted value of the annuity contract with Aviva Annuity UK Limited ("Aviva") will exactly match the discounted liabilities for pensioners insured under the contract. The pensions in payment up to 30 June 2011 have now been reassured by the Trustees to Aviva under a buy-in annuity contract where the premium progressively transfers from the Trustee to Aviva over the duration of the contract;

•
the strategic allocation to matched assets will normally be maintained at around 75% of non-insured assets and provide a return equal to the yield available on swaps contracts of a tenor that matches the liability cash flows;

•
the strategic allocation to return seeking assets will normally be maintained at around 25% of non-insured assets and provide a return that is 3% in excess of the return on the matched assets; and

•
the discounted value of non-insured liabilities will be broadly equal to swaps plus 0.75% in excess of the yields available on swaps contracts of the appropriate tenor.

In addition the Trustee has the following objectives for investments, as set out in the Statement of Investment Principles:

•
to achieve and maintain a minimum funding level of 100% on a long-term ongoing basis; and

•
to agree the cost of providing the benefits and consult the Employer on any material changes that may be required to the agreed funding arrangements in light of experience.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Amounts paid to FPPS in the past three years and expected future payments over the next three years, subject to the triennial review as at 30 September 2011, are as follows:

£m
FPPS contributions paid
2009	28
2010	41
2011	33
FPPS contributions expected to be paid
2012	25
2013	25
2014	4

ix)   Risk management

The Trustee has established a separate Risk and Investment Subcommittee which is responsible for assisting the Trustee in investment policy and monitoring the Scheme's investments. The Risk and Investment Subcommittee seeks advice from the investment adviser and believes it has sufficient skills and expertise to make investment decisions based on this advice.

The Trustee sets general investment policy but delegates day-to-day responsibility for the selection of specific investments (other than investments in respect of members' voluntary contributions) to the Investment Manager.

The Trustee has set performance and risk targets for the Investment Manager on non-insured assets. The performance objectives are long term (five years), however, the Trustee monitors the Investment Manager on a regular basis in order to ensure that it is on track to meet its long-term objectives.

Interest rate and inflation risk

The Trustee originally adopted a Liability-Driven Investment ("LDI") strategy in 2003 to reduce exposure to interest rate and inflation risk. This strategy was extended in 2008 to reduce exposure to a wider range of risks in respect of pension in payment through investing in an insured bulk annuity buy-in contract that now covers pensions in payment up to 30 June 2011. The trustee also invests in a pooled LDI product managed by F&C Asset Management ("F&C") to reduce exposure to interest rate and inflation risk for some non insured liabilities. Within F&C's pooled product, the Trustee now has a bespoke pool in which the Trustee is the sole investor.

Within the bespoke LDI pool, F&C manage a LIBOR sub-fund of fixed interest securities together with interest rate and inflation swaps that can have durations of up to 50 years. The LDI product is collateralised daily and is managed within a controlled leverage range by F&C; the LDI pools have a weekly investment valuation. The flexibility of F&C's LDI product will mean that the scheme can review the liabilities periodically to ensure the interest rate and inflation sensitivities are well matched based on the latest cash flow data for non-insured members.

The allocation to matched assets including the bespoke LDI pool, cash and fixed interest is 75% of the non-insured assets.

The buy-in annuity contract mitigates a wider range of risks than the original LDI strategy and for the pensions in payment that have been progressively insured up to 30 June 2011, covers market and longevity risk in addition to interest rate and inflation risk.

Market risk

The Trustee, with the full support of the Group, has agreed and implemented a strategic asset allocation to return-seeking assets of 25% of the non-insured fund.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Longevity risk

The Trustee, with the full support and involvement of the Group, first invested 37% of the scheme's assets in a bulk annuity contract with Aviva Annuity UK Limited as a buy-in investment in 2008 with a further tranches of investment in 2009, 2010 and 2011. The contract between the Trustee and Aviva now reassures benefits for pensioners in payment up to 30 June 2011 and includes a facility for the Trustee to invest further tranches of benefits in 2012 and 2013.

The contract is an investment of the Trustee and includes additional security to that of a standard bulk annuity contract with an insurance company. The ownership of the scheme's assets are being drip fed to Aviva over the duration of the contract. This additional protection has been negotiated by the Trustee to mitigate the risk of any decline in the financial strength of Aviva as the counterparty under the contract. These assets have been set up under a ring-fenced Trustee Investment Plan that is managed by Aviva and with the title to those assets secured in the Trustee's name through a safekeeping custody account set up with Citibank. These ring-fenced assets would only be accessed by the Trustee in the event of Aviva failing to meet its obligations under this long-term contract.

Currency risk

From December 2009 the Trustee has invested its return-seeking assets through two new managers, Aberdeen Unit Trust

Managers Limited and Walter Scott & Partners Limited in their global equity pooled funds. These managers take account of currency risks within their pooled fund vehicles.

Operational risk

The investment managers do not directly hold the scheme's securities for non-insured assets. These non-insured assets are held in separate accounts with custodians, as appointed by the Investment Manager for pooled vehicles or by the Trustee for non-pooled investments. Special arrangements noted above apply to insured assets under the Aviva contract.

d)    Other pension schemes

The Group operated four defined contribution schemes: the schemes operated by Friends Provident, FPI, Sesame Group and as mentioned in section (a), the scheme set up for employees of the AXA UK Life Business and BHA. Contributions for the year were £3.3 million, £0.9 million, £0.8 million and £10.2 million (2010: £2.8 million, £1.2 million, £0.8 million and £2.8 million) respectively. Lombard does not operate a staff pension scheme.

The defined contribution scheme for former Friends Provident employees who have joined since July 2007 and the defined contribution scheme for former AXA, BHA employees and Friends Life new joiners are operated under the same Group Personal Pension Plan with Friends Life as the product provider. Although described as different defined contribution schemes, the Group Personal Pension Plan covers both schemes including the different sections. The range of amounts the Group contributes depends on the contribution structure for each section. Typically the Group contributes in a range between 7.3% and 13% depending on the employees' contributions and whether they are paid via salary sacrifice.

9.     Share-based payments

Lombard International Assurance SA

i)     Equity based scheme

Lombard senior management have been incentivised through a scheme that entitles them to share in the growth in value in Lombard. The scheme is an equity-settled share-based payment scheme. Subject to achievement of performance conditions, the scheme entitles participants to shares in Resolution Limited. The Plan lasts for six years, with 25% of the value accruing on the third, fourth, fifth and sixth anniversary of the Plan, with an effective start date of 1 January 2009. Scheme participants purchase

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

shares in Lombard when they join the scheme. As at 31 December 2011, the scheme participants have purchased 1.6 million shares (2010: 1.4 million).

The scheme's fair value on the commencement date was the best estimate of the cost of the scheme. It was valued based on probability weighted performance scenarios using the level of sales to estimate the number of awards expected to vest. This initially resulted in a fair value of £10 million to be expensed over the six year term of the scheme.

During 2010, the terms of the scheme were modified resulting in the fair value of the scheme increasing from £10 million to £22 million. This increases the total expense by £12 million spread over the years 2010 to 2015. The incremental value was also calculated using probability weighted performance scenarios.

A charge of £6 million has been recognised in the income statement in respect of this scheme (2010: £4 million) with a corresponding increase to equity.

ii)    Cash based scheme

Lombard middle management are incentivised through a scheme that entitles them to cash payments, based on a valuation of the Lombard business as at 31 December each maturity year. The first allocations were granted to participants in April 2010 and the first pay-outs, subject to the scheme performance conditions being achieved, will occur in 2013. A second allocation was made in April 2011.

In order to estimate the required provision, as each tranche of scheme has duration of three years, stochastic modelling techniques (based on option pricing methodology) are used to calculate both the intrinsic value and the time value of the liability under the scheme.

A charge of £1 million has been recognised in the income statement (2010: £1 million) and a corresponding liability is included in the Group statement of financial position. The total provision as at 31 December 2011 is £2 million (2010: £1 million).

Friends Life group

FLG introduced a LTIP in 2010 to incentivise key individuals in the business by entitling them to a percentage share in the difference between the value realised on the completion of the UK Life Project and the aggregate cost of the acquisitions.

The scheme is a cash-settled share-based payment scheme and the fair value of the awards in issue, being the relevant percentage of the gain expected to arise on completion of the UK Life Project, is measured at each reporting date, with any changes in fair value being recognised in the income statement for the period.

The gain expected to arise has been estimated using forecasts and scenario-based modelling of likely outcomes based on varying levels of profitability of the business. This is reassessed at each reporting date.

The total number of units capable of being awarded is 10,000, and awards are allocated in single units of 1/10,000th of this number. The number of awards issued in the period was 2,975 and 1,150 were forfeited (2010: 3,525 and 25 respectively). At 31 December 2011 there were 5,325 (2010: 3,500) awards in issue and a charge of £2 million (2010 £5 million) has been recognised in the income statement with a corresponding liability recognised in the statement of financial position. The total provision as at 31 December 2011 is £7 million (2010: £5 million).

Sesame Bankhall Group

Key management of the SBG have been incentivised through a scheme that entitles them to a share in the growth of SBG. The scheme is a cash-settled scheme. Subject to service conditions, the scheme entitles participants to cash that equates to 20% of the value of growth in share values of Friends Life Distribution Limited ("FLDL"); the immediate parent of the SBG companies. The plan commenced on 6 May 2011 and lasts for five years, with one-third of the value accruing on each of the dates 31 December 2014, 31 December 2015 and 31 December 2016. Scheme participants purchase shares

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

in FLDL when they join the scheme. As at 31 December 2011, the scheme participants have purchased 0.5 million shares (2010: nil).

The fair value of obligations under the scheme is estimated at each reporting date, and is recognised over the course of the vesting period. The scheme has been valued based upon profit projections to 2015, resulting in a fair value of the obligation as at 31 December 2011 of £20 million.

A charge of £3 million has been recognised in the income statement in respect of this scheme and a corresponding liability is included in the Group statement of financial position.

10.  Finance costs

For the year ended 31 December	2011	2010
	£m	£m
Subordinated loan interest	46	17
Debenture loan interest	—	11
Deferred consideration notes interest	30	10
Interest paid to reinsurers	60	68
Interest on acquisition finance facility	10	8
Interest paid to credit institutions	19	13
Total finance costs	165	127

Interest expense is calculated using the effective interest rate method.

11.  Taxation

(a)   Tax recognised in the income statement

For the year ended 31 December	2011	2010
	£m	£m
Current tax
UK corporation tax at 26.5% (2010: 28%)	52	16
Adjustments in respect of prior periods	(11)	(15)
Overseas taxation	18	6
Total current tax charge	59	7
Deferred tax
Origination and reversal of temporary differences	(322)	121
Adjustments in respect of prior periods	26	8
Total deferred tax (credit)/charge	(296)	129
Total tax (credit)/charge	(237)	136
Analysis:
—policyholder tax	220	244
—shareholder tax	(457)	(108)
Total tax (credit)/charge	(237)	136

Policyholder tax is tax on the income and investment returns charged to policyholders of linked and with-profits funds. Shareholders' tax is tax charged to shareholders on the profits of the Group. During the year legislation was enacted to bring in a phased decrease in the rate of corporation tax to 26% on 1 April 2011 and 25% on 1 April 2012. Under IFRS, deferred tax is calculated using rates substantively enacted by the balance sheet date and as such the reduction to a 25% rate has been taken into account in deferred tax balances. Further incremental rate reductions have been announced but not substantively enacted by the balance sheet date. For further information please refer to note 41.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

(b)   Factors affecting tax charge for period

For the year ended 31 December	2011	2010
	£m	£m
(Loss)/profit before tax from continuing operations	(268)	956
(Loss)/profit before tax from continuing operations determined with reference to the standard ate of corporation tax in the UK of 26.5% (2010: 28%)	(71)	268
Effects of:
—non-taxable income	(232)	(115)
—deductions not allowable for tax purposes	22	46
—tax on reserving adjustments	41	7
—overseas tax	(6)	—
—utilisation of excess expenses brought forward	—	(8)
—valuation of tax losses	(123)	(43)
—with-profits minority interest(i)	—	(8)
—adjustments in respect of prior periods	(8)	(7)
—non-taxable gain on acquisition	(31)	(247)
—reduction in corporation tax rate from 27% to 25% (2010: 28% to 27%)	(60)	(8)
—non-taxable result of Resolution Holding Companies	11	7
—policyholder tax	220	244
Total tax (credit)/charge	(237)	136

(i)
The effect of with-profits minority interest in 2010 related to tax on F&C Commercial Property Trust prior to deconsolidation.

12.  Appropriations of profit

a)    Dividends paid on ordinary shares

A final dividend in respect of 2010 of 12.57 pence per ordinary share was paid on 28 May 2011 comprising £141 million of cash and £41 million of shares issued in lieu of dividends. An interim dividend of 6.47 pence per ordinary share was paid on 7 October 2011 comprising £85 million of cash and £7 million of shares issued in lieu of dividends.

As required by IAS 10: Events after the balance sheet date, dividends declared after the balance sheet date are not accrued in these accounts. Also as required by IFRS, the costs of these dividends are taken directly to reserves. Subject to the approval of shareholders at the annual general meeting on 17 May 2012, a dividend of 13.42 pence per share will be paid on 21 May 2012 amounting to £185 million. Accordingly, this amount is not reflected in these financial statements.

b)    Step-up Tier 1 Insurance Capital Securities interest

The Step-up Tier 1 Insurance Capital Securities ("STICS") are accounted for as equity instruments under IFRS and consequently the interest on the STICS is recorded in the financial statements as though it were a dividend.

Interest on the 2003 STICS is paid in equal instalments in May and November each year at a rate of 6.875%. During the year ended 31 December 2011, interest of £14 million (2010: £14 million) was paid to the 2003 STICS holders.

Interest on the 2005 STICS is paid annually in June at a rate of 6.292%, and interest of £17 million (2010: £17 million) was paid on 30 June 2011.

These interest payments are shown as movements in reserves in these financial statements together with the related tax relief.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

13.  Earnings per share

a)    Basic and operating earnings per share from continuing operations

Earnings per share have been calculated based on the profit after tax and on the operating profit after tax, attributable to ordinary shareholders of the parent and the weighted number of shares in issue. The directors consider that underlying earnings per share provides a better indication of operating performance.

For the year ended 31 December	2011 Earnings	2011 Pence per share	2010 Earnings	2010 Pence per share
	£m		£m
(Loss)/profit after tax attributable to equity holders of the parent	(62)	(4.35)	765	81.10
Short-term fluctuations in investment return	261	18.31	(24)	(2.54)
Non-recurring items	180	12.62	(787)	(83.43)
Amortisation and impairment of acquired intangible assets	759	53.23	428	45.37
Tax credit on items excluded from operating profit	(419)	(29.38)	(91)	(9.65)
IFRS based operating profit after tax attributable to equity holders of the parent	719	50.43	291	30.85

b)    Diluted basic earnings per share from continuing operations

There were no dilutive factors for the year ended 31 December 2011.

For the year ended 31 December 2010	Earnings	Weighted average number of shares number	Pence per share
	£m
Profit after tax attributable to ordinary shareholders of the parent	765	943,284,481	81.10
Dilution	—	7,347,287	(0.63)
Diluted profit after tax attributable to ordinary shareholders of the parent	765	950,631,768	80.47

c)    Weighted average number of ordinary shares

For the year ended 31 December 2011	Actual	Weighted
Issued ordinary shares at beginning of period	1,452,564,371	1,452,564,371
Own shares held by the Group	(8,579,292)	(8,579,292)
	1,443,985,079	1,443,985,079
Effect of:
—scrip dividend (final 2010)	13,639,313	8,183,588
—share repurchase	(92,990,516)	(31,044,327)
—scrip dividend (interim 2011)	2,975,821	717,458
—reduction in own shares held	8,579,292	4,324,903
—own shares held through acquisition	(2,661,384)	(393,739)
Number of ordinary shares at end of period	1,373,527,605	1,425,772,962

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

For the year ended 31 December 2010	Actual	Weighted
Issued ordinary shares at beginning of period	2,412,451,145	2,412,451,145
Effect of:
—scrip dividend (final 2009)	5,753,268	3,436,198
—share consolidation	(2,337,597,599)	(2,335,357,765)
—rights issue	1,370,315,835	865,193,173
—scrip dividend (interim 2010)	1,641,722	382,319
—own shares held through acquisition	(8,579,292)	(2,820,589)
Number of ordinary shares at end of period	1,443,985,079	943,284,481

14.  Intangible assets

Movements in intangible assets are as follows:

For the year ended 31 December 2011	AVIF	Other	Total
	£m	£m	£m
Cost
At 1 January 2011	5,107	528	5,635
Acquisition of subsidiaries(i)	411	37	448
Other additions	—	4	4
Disposals	—	(5)	(5)
Foreign exchange adjustments	3	(4)	(1)
At 31 December 2011	5,521	560	6,081
Amortisation and impairment
At 1 January 2011	422	73	495
Amortisation charge for the period(ii)	604	84	688
Impairment charge(ii)	71	—	71
Disposals	—	(5)	(5)
Foreign exchange adjustments	(13)	(2)	(15)
At 31 December 2011	1,084	150	1,234
Carrying amounts as at 31 December 2011	4,437	410	4,847

For the year ended 31 December 2010	AVIF	Other	Total
	£m	£m	£m
Cost
At 1 January 2010	2,938	382	3,320
Acquisition of AXA UK Life Business	2,192	150	2,342
Other additions	—	4	4
Foreign exchange adjustments	(23)	(8)	(31)
At 31 December 2010	5,107	528	5,635
Amortisation
At 1 January 2010	59	10	69
Amortisation charge for the period	364	64	428
Foreign exchange adjustments	(1)	(1)	(2)
At 31 December 2010	422	73	495
Carrying amounts at 31 December 2010	4,685	455	5,140

(ii)
Acquisitions in 2011 related to BHA and WLUK, see note 39.

(iii)
Amortisation and impairment charges are included within administrative and other expenses in the consolidated income statement.

A detailed exercise was undertaken to identify intangible assets as part of the acquisition of BHA on 31 January 2011 and WLUK on 7 November 2011. As a result of the BHA review it was decided that the acquired business represented an additional cash generation unit ("CGU"). Intangible assets identified within BHA related to acquired value of in-force business ("AVIF") and software totalling £180 million.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Intangible assets identified within WLUK related to AVIF and distribution channels and customer relationships totalling £268 million and are included in the UK—AXA UK Life Business CGU.

Intangible assets relating to customer relationships and distribution channels have been valued using an income approach method, specifically the Multi-period Excess Earnings Method ("MEEM"). The principle behind the MEEM is that the value of an intangible asset is equal to the present value of the after tax cash flows attributable only to that intangible asset. Other intangibles include in-house developed IT systems and databases which have been valued using a replacement cost approach which assesses the cost of reproducing the equivalent technology in its current form.

For each type of asset, the useful economic life was determined, being the period over which the asset is expected to contribute directly or indirectly to future cash flows. The value of the assets will be amortised over the respective useful economic lives as set out in note 1.2.8.

The "AXA" and "BUPA" brands and associated brands that existed within the acquired businesses have been retained by AXA UK plc and Bupa Finance plc respectively and as such no value has been attributed to them.

The "Friends" brand has been retained by the Group and during the course of the year, a rebranding exercise was carried out to change all inherited brands to "Friends Life".

(a)   AVIF

On acquisition of a portfolio of insurance contracts and/or investment contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected pre-tax cash flows of the in-force business is capitalised in the balance sheet as the "AVIF". AVIF is shown gross of policyholder and shareholder tax of £995 million (2010: £1,076 million), with the offsetting balance included in deferred taxation. The AVIF is based on the value of in-force business calculated on a market consistent embedded value basis.

AVIF is allocated to CGUs, which represent the lowest level within the Group at which AVIF is monitored for internal management purposes. An analysis of AVIF by operating segments used for segmental reporting (see note 3) is set out below:

As at 31 December 2011	Cost	Impairment	Amortisation	Net book value
	£m	£m	£m	£m
UK	3,907	(71)	(608)	3,228
International	1,014	—	(250)	764
Lombard	600	—	(155)	445
Total	5,521	(71)	(1,013)	4,437

As at 31 December 2011	Cost	Amortisation	Net book value
	£m	£m	£m
UK	3,496	(196)	3,300
International	995	(132)	863
Lombard	616	(94)	522
Total	5,107	(422)	4,685

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

(b)   Other intangibles

Other intangibles are made up of the following:

As at 31 December 2011	Cost	Amortisation	Net book value
	£m	£m	£m
Distribution channels and customer relationships	444	(112)	332
Brand	49	(19)	30
Software	54	(19)	35
Goodwill	13	—	13
Total	560	(150)	410

As at 31 December 2010	Cost	Amortisation	Net book value
	£m	£m	£m
Distribution channels and customer relationships	419	(54)	365
Brand	49	(10)	39
Software	47	(9)	38
Goodwill	13	—	13
Total	528	(73)	455

(c)   Impairment

All identifiable intangible assets are reviewed at each reporting date, or where impairment indicators are present, to assess whether there are any circumstances that might indicate that they are impaired. If such circumstances exist, impairment testing is performed and any resulting impairment losses are charged to the income statement. As at 31 December 2011, based on an impairment review of each of the CGUs, the directors are satisfied that none of the Group's intangible assets are impaired, except as stated below.

Impact of negative reserves

As explained in note 26, the benefit of negative reserving has been offset by an acceleration of AVIF amortisation of £130 million in the AXA UK Life Business CGU and by an impairment charge against AVIF of £71 million in the BHA CGU. This is included within administrative and other expenses in the consolidated income statement.

The impairment arose from the implementation of negative reserves, which resulted in an earlier recognition of surplus and the recoverable amount of the AVIF being assessed to be lower than the carrying value. The AVIF asset which has been impaired is included in the UK segment (disclosed in note 3).

For the purpose of the AVIF impairment test, the calculation of the recoverable amount is consistent with its measurement at initial recognition and is based on a current adjusted MCEV VIF balance for pre-acquisition business only, which represents a reasonable basis for determining future profits generated by the asset acquired.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

15.  Property and equipment

For the year ended 31 December 2011	Owner occupied properties	Computer equipment	Fixtures, fittings and office equipment	Total
	£m	£m	£m	£m
Cost
At 1 January 2011	38	7	5	50
Acquisition through business combinations	3	—	—	3
Other additions	5	1	10	16
Revaluation	(3)	—	—	(3)
At 31 December 2011	43	8	15	66
Depreciation
At 1 January 2011	—	3	1	4
Depreciation charge	—	1	3	4
At 31 December 2011	—	4	4	8
Carrying amounts at 31 December 2011	43	4	11	58

For the year ended 31 December 2010	Owner occupied properties	Computer equipment	Fixtures, fittings and office equipment	Total
	£m	£m	£m	£m
Cost
At 1 January 2010	39	7	2	48
Acquisition through business combinations	—	—	2	2
Other additions	—	—	2	2
Disposals	(1)	—	(1)	(2)
At 31 December 2010	38	7	5	50
Depreciation
At 1 January 2010	—	1	—	1
Depreciation charge	—	2	2	4
Disposals	—	—	(1)	(1)
At 31 December 2010	—	3	1	4
Carrying amounts at 31 December 2010	38	4	4	46

If owner-occupied properties were measured on a depreciated cost basis, the carrying amount would be £50 million (2010: £41 million).

16.  Investment properties

For the year ended 31 December	2011	2010
	£m	£m
At 1 January	3,189	1,546
Purchases	43	67
Acquisitions through business combinations	43	2,292
Disposals	(305)	(859)
Fair value adjustments	45	143
At 31 December	3,015	3,189

Of the total, £1,327 million (2010: £1,358 million) is held in with-profits funds and £1,688 million (2010: £1,831 million) in unit-linked funds.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

17.  Principal Group undertakings

Principal subsidiary undertakings of the Group as at 31 December 2011 are shown below.

Unless otherwise stated, they are undertakings incorporated in England and Wales and have only one class of issued ordinary shares. The voting rights are equal to the percentage holdings unless otherwise stated.

In addition to the companies shown below, the Company also holds investments in a number of other subsidiary undertakings, which in the directors' opinion do not significantly affect the consolidated financial statements. A full list of FLG group subsidiaries will be annexed to FLG's annual return filed at Companies House.

Subsidiary undertaking	Activity	% held
Corporate
Resolution Holdco No.1 LP(i)(ii)	Holding company	99.99
Resolution Holdings (Guernsey) Limited(iii)	Holding company	100
Friends ASLH Limited	Holding company	100
Friends Life FPG Limited	Holding company	100
Friends Life FPL Limited	Holding company	100
Friends Life Group plc	Holding company	100
Life and Pensions
Friends Annuities Limited	Insurance	100
Friends Life and Pensions Limited	Insurance	100
Friends Life Assurance Society Limited	Insurance	100
Friends Life Company Limited	Insurance	100
Friends Life Limited	Insurance	100
Friends Provident International Limited(iv)	Insurance	100
Lombard International Assurance SA(v)	Insurance	99.23
Winterthur Life UK Limited(vi)	Insurance	100
Friends Life Services Limited	Management services	100
Friends Provident Management Services Limited	Management services	100
Other
Sesame Bankhall Group Limited	IFA distribution business	100

(i)
Held directly by Resolution Limited (all other companies are held indirectly)

(ii)
Guernsey Limited partnership

(iii)
Incorporated in Guernsey

(iv)
Incorporated in Isle of Man.

(v)
Incorporated in Luxembourg. The Group's holding in 2010 was 99.24%.

(vi)
FSA change of control was granted on 7 November 2011. The acquisition was completed on 30 November 2011.

18.  Investments in associates and joint venture

a)    Associates

	2011	2010
	£m	£m
Carrying amount of investments	32	27

Investments in associated undertakings include the Group's investment in AmLife Insurance Berhad, a Malaysian based life assurance business. The Group's interest in the ordinary share capital of AmLife is 30%. In addition, on 17 January 2011, Friends Life FPL Limited subscribed to 30% of the ordinary share capital of a newly formed company, AmFamily Takaful Berhad, a life assurance company incorporated in Malaysia, for RM 30 million (£6 million). The Takaful business is the Islamic alternative to conventional life insurance business which complies with Sharia law.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Under the terms of the Shareholders' Agreements in respect of both businesses, should either shareholder wish to dispose of its shareholding, they are obliged by the pre-emption rights to first offer its shares to the other shareholder. In the event that the other shareholder does not wish to purchase the shares and a third party purchaser cannot be found, the vendor can force the other shareholder to buy them by way of a put option. The value of such a put option has not been determined or reflected in the financial statements as the conditions that could warrant the exercise of the option did not exist at the balance sheet date.

The Group's share of the total assets, liabilities, revenues and profits of its associates is as follows:

	2011	2010
	£m	£m
Current assets	32	9
Non-current assets	39	71
Current liabilities	(17)	(15)
Non-current liabilities	(22)	(38)
Net assets	32	27
Revenue	27	41
(Loss)/profit before tax	(1)	4

b)    Joint venture

	2011	2010
	£m	£m
Carrying amount of investments	5	5

This investment is in Tenet Group Limited, an Independent Financial Advisor ("IFA") firm which comprises two IFA networks, and a compliance network and intermediary operating in the mortgage and general insurance sectors. The Group's interest in the ordinary share capital of Tenet Group Limited is 23.67% (2010: 21.25%). The Group's share of assets, liabilities, revenue and profits is as follows:

	2011	2010
	£m	£m
Current assets	9	9
Current liabilities	(2)	(2)
Non-current liabilities	(2)	(2)
Net assets	5	5
Revenue	20	15
Profit before tax	—	—

19.  Financial assets

The Group's financial assets are summarised by measurement category as follows:

As at 31 December	2011	2010
	£m	£m
Fair value through profit or loss (note 19(a))
Designated on initial recognition	102,756	98,312
Held for trading	875	456
Loans at amortised cost (note 19(f))	5	677
Total financial assets	103,636	99,445

Derivative financial instruments are classified as held for trading in accordance with IAS 39: Financial instruments: Recognition and measurement. All other financial assets recognised at fair value through profit and loss are designated as such on initial recognition.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

a)    Analysis of financial assets at fair value through profit or loss

As at 31 December 2011	With- profits	Unit- linked	Non-linked annuities	Non-linked other	Shareholder	Total
	£m	£m	£m	£m	£m	£m
Shares and other variable yield securities	7,106	53,487	—	108	9	60,710
Debt securities and other fixed income securities:
—Government securities:
—Loaned government securities(i)	—	—	—	198	—	198
—Other government securities	8,469	8,507	1,069	993	274	19,312
—Corporate bonds	9,020	5,665	5,969	1,214	287	22,155
Derivative financial instruments	762	7	97	9	—	875
Deposits with credit institutions	—	381	—	—	—	381
Total financial assets held at fair value	25,357	68,047	7,135	2,522	570	103,631

(i)
On 11 May 2011, the Group provided a £200 million collateralised loan to Barclays Bank plc which matures on 31 July 2012. UK government securities were loaned and the assets remain on balance sheet as substantially all the risks and rewards of ownership are retained by the Group. The Group holds collateral in respect of these arrangements.

As at 31 December 2010	With-profits	Unit-linked	Non-linked annuities	Non-linked other	Shareholder	Total
	£m	£m	£m	£m	£m	£m
Shares and other variable yield securities	8,108	52,003	—	241	8	60,360
Debt securities and other fixed income securities:
—Government securities:	6,937	7,644	659	716	189	16,145
—Corporate bonds	8,885	5,445	5,634	922	569	21,455
Derivative financial instruments	393	24	39	5	(5)	456
Deposits with credit institutions	3	349	—	—	—	352
Total financial assets held at fair value	24,326	65,465	6,332	1,884	761	98,768

As at 31 December 2011, the fair value of the collateral received from counterparties was £850 million (2010: £306 million). No collateral received from the counterparties has been sold or re-pledged. The fair value of loans is considered to be the same as their carrying value.

The above unit-linked column and with-profits column include £1,129 million (2010: £964 million) of financial assets (£818 million of shares, £219 million of government securities and £92 million of corporate bonds) relating to the minority interests in the OEICs that have been consolidated as the Group holding is 50% or more.

For unit-linked funds, the policyholders bear the investment risk and any change in asset values is matched by a broadly equivalent change in the liability.

The majority of financial assets held are readily realisable. However, amounts of £93,863 million (2010: £87,707 million) are not expected to be realised for more than 12 months after the balance sheet date in line with the expected maturity of insurance/ investment contract liabilities.

Asset-backed securities (excluding those held by the linked funds) amount to £3,060 million (2010: £2,505 million) and 94% (2010: 92%) of these are at investment grade as set out in note 28.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

b)    Determination of fair value hierarchy

In accordance with the requirements of IFRS 7: Financial Instruments: Disclosures, financial assets at fair value have been classified into three categories as set out below. Financial assets at fair value include shares and other variable yield securities, government securities, corporate bonds (including asset-backed securities), derivative financial instruments and deposits with credit institutions.

Level 1—quoted prices (unadjusted) in active markets for identical assets. An active market is one in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Examples include listed equities and bonds in active markets and quoted unit trusts/OEICs.

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category generally includes assets that are priced based on models using market observable inputs. Examples include certain corporate bonds, certificates of deposit and derivatives.

Level 3—inputs that are not based on observable market data. Assets with single price feeds and/or limited trading activity are included in this category. Examples include unlisted equities and private equity investments.

The majority of the Group's assets held at fair value are valued based on quoted market information or market observable data. Approximately 4% (5% excluding unit-linked assets) are based on valuation techniques where significant observable market data are not available or the price is not observable from current market transactions. However, the fair value measurement objective of these assets remains the same, that is, an exit price from the perspective of the Group.

The fair values of these assets are generally provided by external parties. During the year, the Group has performed independent reviews of pricing models to ensure that appropriate methodologies have been applied. The approach taken for each class of specific unlisted investment is as follows:

The valuation of the holdings in private equity limited partnerships and companies is based on the most recent underlying valuations available at the reporting date as adjusted for contributions, distributions and known diminutions in value of individual underlying investments in the period since valuations were performed. The valuation technique is not supported by observable market values. Valuation of private equity holdings are prepared in accordance with International Private Equity and Venture Capital Board ("IPEV") guidelines.

The fair value of the investments in property limited partnerships is taken as the Group's appropriate share of the net asset value of the partnerships. The net asset value is based on the latest external market valuation of the underlying property investments, which is updated at least every six months. The valuation would be adjusted in the event of a significant market movement in the period between the last market valuation and the reporting date.

Private loans are valued using discounted cash flows, which are carried out by investment managers and reviewed by management. The interest rate used when calculating the present value is derived from the UK Gilts Curve, adjusting the spread by the movement in the most appropriate IBoxx GBP Corp Curve associated with the loan rating, where available. All spreads are reviewed on a quarterly basis and any spreads that appear inappropriate taking into consideration loan details (loan sector, maturity and rating), available market proxies, comparable instruments and underlying securities are recalibrated accordingly.

The Group has invested in a mortgage loan issued by AXA Equitable in the US. The mortgage loan is secured against the property. The loan is valued by external real estate advisors using discounted cash flows. The discount rate used in the calculation is determined by adding an appropriate spread (based on property type, prevailing interest rates and the current mortgage spread over US treasuries) to the yield of an appropriate US Treasury Bond with the maturity closest to the maturity of the loan. The loan is denominated in US Dollars.

The requirements of IFRS 7 also require financial liabilities at fair value to be categorised into Level 1, 2 or 3 hierarchies. Financial liabilities at fair value include unit-linked contracts, amounts due to reinsurers,

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

net asset value attributable to unit-holders (non-controlling interests in the OEICs that are consolidated) and derivative financial instruments. The classifications take into account the types of inputs used to determine the fair value measurements. For unit-linked funds this has been undertaken on a fund-by-fund basis. For the net asset value attributable to unit-holders, this has been analysed in the same proportion as the underlying consolidated investments categorisation.

The Group has financial liabilities which contain discretionary participation features of £9,426 million (2010: £9,123 million) that form part of its with-profits funds. Products giving rise to these liabilities are mainly investment or pension contracts with a unitised with-profits element. The Group is unable to measure the fair value of these financial liabilities reliably due to the lack of a robust basis to measure the supplemental discretionary returns arising on with-profits contracts and because there is not an active market for such instruments. These liabilities have therefore been excluded from the fair value hierarchy analysis below.

An analysis of financial assets and liabilities held at fair value in accordance with the fair value hierarchy is set out below. The table shows both the total financial assets and liabilities and the total excluding unit-linked assets and liabilities, as shareholders have no direct exposure to profits or losses on unit-linked assets (other than through investment management fees).

	Including unit-linked				Excluding unit-linked
As at 31 December 2011	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets held at fair value
Shares and other variable yield securities	47,801	9,699	3,210	60,710	5,827	272	1,124	7,223
Debt securities and other fixed income securities:
—government securities	19,220	285	5	19,510	10,913	85	5	11,003
—corporate bonds (including ABS)	11,952	8,944	1,259	22,155	9,420	6,560	510	16,490
Derivative financial instruments	67	808	—	875	60	808	—	868
Deposits with credit institutions	366	15	—	381	—	—	—	—
Total financial assets held at fair value	79,406	19,751	4,474	103,631	26,220	7,725	1,639	35,584
Financial liabilities held at fair value
Unit-linked investment contracts	—	65,259	—	65,259	—	—	—	—
Amounts due to reinsurers	—	1,800	—	1,800	—	1,800	—	1,800
Net asset value attributable to unit-holders	1,173	—	—	1,173	36	—	—	36
Derivative financial instruments	44	243	—	287	26	239	—	265
Total financial liabilities held at fair value	1,217	67,302	—	68,519	62	2,039	—	2,101

	Including unit-linked				Excluding unit-linked
As at 31 December 2010	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets held at fair value
Shares and other variable yield securities	48,119	8,892	3,349	60,360	7,103	271	983	8,357
Debt securities and other fixed income securities:
—government securities	16,094	51	—	16,145	8,500	1	—	8,501
—corporate bonds (including ABS)	12,317	8,035	1,103	21,455	9,601	6,051	358	16,010
Derivative financial instruments	54	402	—	456	51	381	—	432
Deposits with credit institutions	351	1	—	352	3	—	—	3
Total financial assets held at fair value	76,935	17,381	4,452	98,768	25,258	6,704	1,341	33,303
Financial liabilities held at fair value
Unit-linked investment contracts	—	62,492	—	62,492	—	—	—	—
Amounts due to reinsurers	—	1,666	—	1,666	—	1,666	—	1,666
Net asset value attributable to unit-holders	1,173	—	—	1,173	11	—	—	11
Derivative financial instruments	27	138	—	165	27	127	—	154
Total financial liabilities held at fair value	1,200	64,296	—	65,496	38	1,793	—	1,831

c)    Transfers between Level 1 and Level 2

During the year, £452 million (2010: £958 million) of shares and other variable yield securities were transferred from Level 1 to Level 2 and £1,413 million (2010: £735 million) of corporate bonds, shares and other variable yield securities were transferred from Level 2 to Level 1. These movements arose from changes in the availability of current quoted prices and market activity. There were no significant transfers between Level 1 and Level 2 for other financial assets.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

d)    Financial instruments

The following table shows a reconciliation of Level 3 financial assets which are recorded at fair value. Transfers out of Level 3 arise due to availability of prices in an active market and the refinement of methodology that took place during 2010.

	Shares and other variable yield securities	Government bonds	Corporate bonds (including ABS)	Total financial assets held at fair value
	£m		£m	£m
At 1 January 2011	3,349	—	1,103	4,452
Acquisition through business combinations	3	—	26	29
Total (losses)/gains in income statement	(82)	—	11	(71)
Purchases	557	4	120	681
Sales	(582)	—	(86)	(668)
Net transfer (to)/from Level 1 and Level 2	(4)	1	104	101
Foreign exchange adjustments	(31)	—	(19)	(50)
At 31 December 2011	3,210	5	1,259	4,474
Total (losses)/gains for the year included in profit or loss for assets held at 31 December 2011	(158)	—	11	(147)

	Shares and other variable yield securities	Government bonds	Corporate bonds (including ABS)	Total financial assets held at fair value
	£m		£m	£m
At 1 January 2010	4,720	—	688	5,408
Acquisition through business combinations	529	—	213	742
Total (losses)/gains in income statement	394	—	180	574
Purchases	1,100	—	216	1,316
Sales	(889)	—	(99)	(988)
Net transfer to Level 1 and Level 2	(2,477)	—	(58)	(2,535)
Foreign exchange adjustments	(28)	—	(37)	(65)
At 31 December 2010	3,349	—	1,103	4,452
Total (losses)/gains for the year included in profit or loss for assets held at 31 December 2010	184	—	139	323

e)    Level 3 sensitivity analysis

		2011		2010
As at 31 December	Carrying amount	Effect of reasonably possible alternative assumptions	Carrying amount	Effect of reasonably possible alternative assumptions
	£m	£m	£m	£m
Unit-linked investments	2,835	—	3,111	—
Shares and other variable yield securities	1,124	224	983	196
Government bonds	5	1	—	—
Corporate bonds (including ABS)	510	51	358	36
Total Level 3 financial assets	4,474	276	4,452	232

For unit-linked investments, the policyholders bear the investment risk and any change in asset values is matched by a broadly equivalent change in the liability. Shareholder profits from annual management charges levied on such funds will, however, vary according to the change in asset values leading to some limited investment risk.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

For shares and other variable yield securities, where there is no active market the price at year end could reasonably be expected to be higher or lower by approximately 20%.

For government bonds and corporate bonds, it could reasonably be expected that the current prices could be higher or lower by approximately 10% to reflect changes in the credit ratings of the underlying bonds.

f)     Loans

As at 31 December	2011	2010
	£m	£m
Mortgage loans	2	61
Other loans	3	616
Total loans	5	677
Loan assets of £600 million which were held at 31 December 2010 were repaid in March 2011.

g)    Assets backing unit-linked liabilities

The carrying value of policyholder liabilities relating to unit-linked business is shown in note 27(b). These liabilities are classified as either insurance or investment contracts. The net assets backing these liabilities are included within the relevant balances in the consolidated statement of financial position and are analysed as follows:

As at 31 December	2011	2010
	£m	£m
Shares and other variable yield securities	53,487	52,003
Debt securities and other fixed-income securities	14,172	13,089
Derivative financial instruments	7	24
Deposits with credit institutions	381	349
Total financial assets held at fair value	68,047	65,465
Investment properties	1,688	1,831
Insurance and other receivables	875	268
Cash and cash equivalents	4,779	4,991
Total assets	75,389	72,555
Other payables	(124)	(194)
Net asset value attributable to unit-holders(i)	(1,137)	(1,097)
Total unit-linked net assets	74,128	71,264

(i)
This removes the impact, for the purposes of this analysis, of consolidation adjustments in respect of OEICs which the Group is deemed to control.

20.    Deferred acquisition costs

For the year ended 31 December 2011	Insurance contracts	Investment contracts	Total
	£m	£m	£m
At 1 January	34	324	358
Incurred and deferred in the period	63	306	369
Amortisation	(7)	(77)	(84)
At 31 December	90	553	643

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

For the year ended 31 December 2010	Insurance contracts	Investment contracts	Total
	£m	£m	£m
At 1 January	—	46	46
Incurred and deferred in the period	40	254	294
Amortisation charge to the income statement	(6)	(8)	(14)
Other movements(i)	—	32	32
At 31 December	34	324	358

(i)
Other movements relate to foreign exchange movements and enhanced unit allocations.

Included in the carrying values above, £570 million (2010: £326 million) is expected to be recovered more than 12 months after the balance sheet date. Acquisition expenses that do not meet the criteria for deferral are expensed directly as incurred.

21.    Reinsurance assets

For the year ended 31 December	2011 Total	2010 Total
	£m	£m
At 1 January	2,637	1,972
Acquired through business combinations	485	640
Premiums	599	241
Claims	(643)	(322)
Other movements	135	106
At 31 December	3,213	2,637

No significant gain or loss arose on reinsurance contracts incepted in the period. The Group takes out reinsurance on its insurance contracts, but not its investment contracts.

Included in the carrying values above, £2,991 million (2010: £2,485 million) is expected to be recovered more than 12 months after the balance sheet date.

Reinsurance assets are valued using the same methods and bases as those used to value the underlying liabilities that are being reinsured.

22.    Deferred tax assets and liabilities

a)    Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	2011			2010
As at 31 December	Assets	Liabilities	Net	Assets	Liabilities	Net
	£m	£m	£m	£m	£m	£m
Property and equipment	32	—	32	51	—	51
AVIF	—	(995)	(995)	—	(1,076)	(1,076)
Other intangible assets	—	(82)	(82)	—	(100)	(100)
Unrealised gains on investments	—	(215)	(215)	—	(339)	(339)
Employee benefits	10	—	10	16	—	16
Deferred acquisition costs	—	(25)	(25)	110	—	110
Tax value of recognised tax losses	467	—	467	289	—	289
Short-term temporary differences	—	(64)	(64)	—	(62)	(62)
Deferred tax assets/(liabilities)	509	(1,381)	(872)	466	(1,577)	(1,111)
Offset of deferred tax (liabilities)/assets	(509)	509	—	(462)	462	—
Net deferred tax assets/(liabilities)	—	(872)	(872)	4	(1,115)	(1,111)

At 31 December 2011, all deferred tax assets have been offset against deferred tax liabilities. At 31 December 2010, £4 million of deferred tax assets could not be offset against deferred tax liabilities and were presented gross in the statement of financial position.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

b)    Movement in temporary differences during the period

For the year ended 31 December 2011	At 1 January 2011	Recognised in income	Recognised in other comprehensive income	Foreign exchange	Acquired in year	Disposals in year	At 31 December 2011
	£m	£m	£m	£m	£m	£m	£m
Property and equipment	51	(19)	—	—	—	—	32
AVIF(i)	(1,076)	169	—	12	(100)	—	(995)
Other intangible assets	(100)	27	—	—	(9)	—	(82)
Unrealised gains on investments	(339)	122	—	—	2	—	(215)
Employee benefits	16	(8)	2	—	—	—	10
Deferred acquisition costs	110	(135)	—	—	—	—	(25)
Tax value of recognised tax losses	289	139	—	—	39	—	467
Short-term temporary differences	(62)	1	—	—	(3)	—	(64)
Net deferred tax (liabilities)/assets	(1,111)	296	2	12	(71)	—	(872)

For the year ended 31 December 2010	At 1 January 2010	Recognised in income	Recognised in other comprehensive income	Foreign exchange	Acquired in year	Disposals in year	At 31 December 2010
	£m	£m	£m	£m	£m	£m	£m
Property and equipment	40	(2)	—	—	11	2	51
AVIF(i)	(594)	89	—	7	(578)	—	(1,076)
Other intangible assets	(87)	15	—	—	(28)	—	(100)
Unrealised gains on investments	(12)	(196)	—	—	(131)	—	(339)
Employee benefits	1	(10)	25	—	—	—	16
Deferred acquisition costs	(1)	(33)	—	—	144	—	110
Tax value of recognised tax losses	142	11	—	—	135	1	289
Short-term temporary differences	(12)	(3)	—	—	(47)	—	(62)
Net deferred tax (liabilities)/assets	(523)	(129)	25	7	(494)	3	(1,111)

(i)
The £12 million (2010: £7 million) represents exchange movements relating to AVIF deferred tax.

c)    Unrecognised deferred tax assets and liabilities

Deferred tax assets of £57 million (2010: £47 million) have not been recognised as it is probable that there will not be sufficient suitable profits emerging in future periods against which to relieve them.

d)    Post balance sheet events

HMRC have stated that draft legislation in respect of the new UK tax regime applicable to life insurance business is to be published in the Finance Bill on 29 March 2012. This follows the significant announcements previously made in the 2011 Budget and initial draft legislation published for consultation on 6 December 2011. The legislation is expected to take effect from 1 January 2013.

The Group has made a preliminary analysis of the impact of the new legislation on the deferred tax assets and liabilities as at 31 December 2011. The net overall impact is an additional deferred tax asset of £10 million, arising from the items described below.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Under the new tax regime, losses in respect of the Group's pension business will be measured at the full corporation tax rate (currently measured at the basic rate of income tax). The tax value of losses would increase by £34 million (based on the latest substantively enacted corporation tax rate of 25%). This is offset by the loss of the deferred tax asset of £7 million in respect of life assurance trade losses to the extent that these do not exceed pension business losses in the same entity.

Application of the draft transitional provisions would result in a further deferred tax liability of £17 million, which would unwind over

10 years, in accordance with the transitional provisions. This relates to the with-profits fund deficit in FLL which arose in 2002.

Other deferred tax assets and liabilities of the Group as at 31 December 2011 are not expected to be materially affected by the new legislation.

23.    Insurance and other receivables

As at 31 December	2011	2010
	£m	£m
Receivables arising out of direct insurance operations:
—policyholders	80	46
—agents, brokers and intermediaries	31	35
Investment income receivables	167	158
Investments sold for subsequent settlement	41	14
Prepayments and accrued income	551	536
Other receivables	270	187
Total insurance and other receivables	1,140	976

£59 million (2010: £46 million) of insurance and other receivables are expected to be recovered more than 12 months after the balance sheet date. The carrying value of each item approximates fair value.

24.  Cash and cash equivalents

As at 31 December	2011	2010
	£m	£m
Bank and cash balances	3,583	3,252
Short-term deposits	5,208	6,036
Total cash and cash equivalents	8,791	9,288

The Group holds the following balances of cash and cash equivalents that are not available for use by shareholders:

As at 31 December	2011	2010
	£m	£m
OEICs	211	150
Long-term funds	7,130	7,832
	7,341	7,982

25.  Terms and conditions of insurance and investment contracts

The main types of insurance and investment contracts that the Group currently has in-force are life assurance and pensions. These contracts may include guarantees and options.

a)    Life assurance

Protection business (other than whole life products)—these insurance contracts consist mainly of regular premium term assurance, critical illness and income protection products, which pay out a fixed amount (the sum assured) on ill health or death. The premium rate is usually guaranteed for the lifetime of the contract. For most policies this payout will be a single amount, whereas income protection

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

products provide a regular income upon incapacity either for the length of illness or to the end of the contract if earlier, depending on the specific policyholder terms. Most contracts have no surrender value.

Endowments and whole life products—these insurance contracts both provide benefits upon death or, in the case of endowments, at a preset maturity date if earlier. These policies usually have a surrender value. The amount payable on death is subject to a guaranteed minimum amount. The maturity value usually depends on the investment performance of the underlying assets.

For with-profits business, it is underpinned by a minimum guarantee, which may be increased by the addition of bonuses.

Single premium bonds—these are unit-linked or unitised with-profits investment contracts that have no maturity date. On death, the amount paid is 100%-105% of the value of the units. On surrender the value of units is paid, sometimes in the first few years less a surrender penalty. For with-profits contracts a final bonus may be payable on death or surrender, or if markets are depressed a market value reduction may be applied to surrender values.

b)    Pensions

Individual and group pensions—these contracts generally provide a cash sum at retirement. If death occurs before retirement, they generally return the value of the fund accumulated or in some cases premiums paid are returned. Contracts with guaranteed cash and annuity options (see below) are defined as insurance contracts but in the absence of these guarantees products are normally defined as investment contracts.

Annuities in payment—these insurance contracts are typically single premium products, which provide for a regular payment to the policyholder whilst they and/or their spouse are still alive. Payments are generally either fixed or increased each year at a specified rate or in line with the rate of inflation. Most contracts guarantee an income for a minimum period usually of five years, irrespective of death.

Guarantees and options

The main guarantees and options included within the Group's insurance contracts, the majority of which arise within FLL, FLC, FLAS and WLUK with-profits funds, are as follows:

•
Guaranteed cash and annuity options—most conventional deferred annuity contracts have benefit options expressed in terms of cash and annuity payments with a guaranteed conversion rate, allowing the policyholder the option of taking the more valuable of the two at retirement;

•
Guarantees in respect of bonus additions—bonuses added to with-profits policies increase the guaranteed minimum benefit that policyholders are entitled to at maturity. These are set at a level that takes account of expected market fluctuations, such that the cost of the guarantee is generally met by the investment performance of the assets backing the policyholder liability. However in circumstances where there has been a significant fall in investment markets, the guaranteed maturity benefits may exceed asset shares and these guarantees become valuable to the policyholder. Also, for unitised with-profits policies, it is guaranteed that the value of units will not fall provided the policy is held until maturity or another guaranteed date, and for some older product classes, the value of units rises at a minimum guaranteed rate;

•
Guaranteed surrender bases—certain older products have a guaranteed basis for calculating surrender values. In all these cases the basis includes an element of final bonus which can be reduced or taken away. The guaranteed basis typically applies over a period of 15 years but in most cases policies are approaching the end of this period. The effect of the guaranteed surrender basis is to extend the guarantee in respect of bonus additions so that they apply over an extended period and not just at the maturity date;

•
Guaranteed minimum pensions—certain policies secured by transfer values from pension schemes provide a guarantee that the pension at retirement will not be less than the Guaranteed Minimum Pension ("GMP") accrued as a result of contracting out of the State Earnings Related Pension Scheme or State Second Pension; and

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

•
Guaranteed return of premiums—certain pension contracts provide a guarantee for the return of premiums at maturity date. For some contracts the guarantee continues to apply when policies are paid up.

26.  Insurance contracts

a)    Changes in insurance contracts liabilities

The following table shows the movements in insurance contracts liabilities in the year:

For the year ended 31 December	2011	2010
	£m	£m
At 1 January	35,081	12,107
Acquired through business combinations	2,284	22,050
Increase in liability from premiums	1,887	1,209
Release of liability due to recorded claims	(3,747)	(2,050)
Unwinding of discount	517	320
Change in assumptions:
—Economic	1,076	(241)
—Non-economic	(667)	42
Other movements including net investment return	833	1,644
At 31 December	37,264	35,081

Included in the carrying amount above is £32,790 million (2010: £30,782 million) which is expected to be settled more than 12 months after the balance sheet date.

During the period, FLC and the acquired BHA business revised their reserving methodology by allowing for negative reserves on protection business as allowed for in the FSA Policy Statement 06/14. This resulted in:

•
a reduction in policyholder liabilities of £243 million and a write-off of DAC on protection business of £22 million in FLC resulting in a one-off benefit to IFRS based operating profit of £221 million;

•
an acceleration of AVIF amortisation of £130 million in FLC and an AVIF impairment of £71 million in the acquired BHA business resulting in a one-off adverse impact on non-operating profit of £201 million; and

•
a reduction in the emerging surplus and new business strain of £28 million. The net impact on profit before tax was a loss of £8 million.

During the year, the insurance business of FPLAL and BHA, and certain insurance policies of FLPL, were transferred to FLL by way of transfer under Part VII of the Financial Services and Markets Act 2000.

A liability adequacy test was carried out at portfolio level and resulted in no additional provision in 2011 (2010: £nil).

It should be noted that changes in the financial assets backing the liabilities are typically largely offset by corresponding changes in the economic assumptions. In addition, assumption changes on with-profits contracts will result in changes in the unallocated surplus, and not in retained earnings.

b)    Method used for reserving for both insurance contracts and investment contracts with DPF

The liability for insurance contracts and investment contracts with DPF is calculated on the basis of recognised actuarial methods having due regard to actuarial principles and best practice. The methodology takes into account risks and uncertainties of the particular classes of long-term business written.

Calculations are generally made on an individual policy basis; however in addition there are some global provisions which are calculated using statistical or mathematical methods. The results are expected to be approximately the same as if the individual insurance/investment contract liability was calculated for each contract.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

c)    With-profits contracts

Options and guarantees are features of life assurance and pensions contracts that confer potentially valuable benefits to policyholders. They are not unique to with-profits funds and can arise in non-participating funds. They can expose an insurance company to two types of risk: insurance (such as mortality/morbidity) and financial (such as market prices/interest rates). The value of an option or guarantee comprises two elements: the intrinsic value and the time value. The intrinsic value is the amount that would be payable if the option or guarantee was exercised immediately. The time value is the additional value that reflects the possibility of the intrinsic value increasing in future, before the expiry of the option or guarantee. Under FSA rules all options and guarantees must be valued and included in policyholder liabilities. For funds within the FSA's realistic capital methodology, options and guarantees are valued on a market consistent stochastic basis that takes into account both the time value and the intrinsic value of the options and guarantees.

All material options and guarantees are valued stochastically and included in the liabilities. There are two main types of guarantees and options within the with-profits funds: maturity guarantees and guaranteed annuity options. Maturity guarantees are in respect of conventional with-profits business and unitised with-profits business and represent the sum assured and reversionary bonuses declared to date. For certain with-profits pension policies there are options guaranteeing the rates at which annuities can be purchased. The cost of the maturity guarantees and guaranteed annuity options have been calculated as:

		31 December 2011	31 December 2010
		£m	£m
Maturity guarantees	FLL with-profits fund	439	311
	FLC new with-profits fund	331	246
	FLC old with-profits fund	92	65
	FLAS with-profits fund	391	291
	WLUK with-profits fund	137	—
Guaranteed annuity options	FLL with-profits fund	609	475
	FLC new with-profits fund	266	173
	FLC old with-profits fund	86	47
	FLAS with-profits fund	166	120
	WLUK with-profits fund	12	—

d)    Process used for assumptions

i)
Economic assumptions

Details regarding the economic assumptions used in the stochastic model for the valuation of with-profits policyholder liabilities are set out below.

The cost of with-profits guarantees is most sensitive to the assumed volatility of future returns on asset shares, the level of future interest rates and the rates of discontinuance on these policies. The guarantee cost in respect of guaranteed annuity options is most sensitive to the level of future interest rates, future mortality rates, assumed rates of discontinuance and early retirements, and the assumptions relating to the exercise of the tax free cash option on these policies. Further details on these assumptions are provided below.

The cost of the with-profit guarantees is assessed using a market consistent stochastic model (using a Barrie & Hibbert model as the economic scenario generator) and is calculated using 2,000 simulations.

The model is calibrated using the gilt risk-free curve assuming interest rates of between 0.2% and 3.4% per annum and implied volatilities in the market as shown in the table on the following page.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Swaption implied volatilities—FLL

	31 December 2011 swap term
Option term	10 years	15 years	20 years	25 years
UK Sterling
10 years	18%	18%	18%	18%
15 years	15%	16%	16%	16%
20 years	14%	14%	14%	14%
25 years	13%	13%	13%	13%

	31 December 2011 swap term
Option term	10 years	15 years	20 years	25 years
UK Sterling
10 years	15%	15%	14%	14%
15 years	15%	14%	13%	13%
20 years	13%	13%	12%	12%
25 years	12%	12%	11%	11%

Swaption implied volatilities—FLC and FLAS

	31 December 2011 swap term
Option term	10 years	15 years	20 years	25 years
UK Sterling
10 years	18%	18%	18%	18%
15 years	16%	16%	16%	16%
20 years	15%	15%	15%	15%
25 years	14%	14%	14%	14%

	31 December 2011 swap term
Option term	10 years	15 years	20 years	25 years
UK Sterling
10 years	14%	14%	14%	14%
15 years	14%	14%	13%	13%
20 years	14%	13%	13%	13%
25 years	13%	13%	13%	13%

Swaption implied volatilities—WLUK

	31 December 2011 swap term
Option term	10 years	15 years	20 years	25 years
UK Sterling
10 years	18%	18%	18%	19%
15 years	16%	16%	16%	16%
20 years	15%	15%	15%	15%
25 years	14%	14%	14%	14%

For equity capital return and property total return, implied volatilities are shown in the table below:

FLL

	31 December 2011		31 December 2010
Option term	Equities	Property	Equities	Property
5 years	27%	15%	27%	16%
10 years	27%	15%	28%	16%
15 years	27%	15%	28%	16%

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

FLC

	31 December 2011		31 December 2010
Option term	Equities	Property	Equities	Property
5 years	28%	15%	28%	15%
10 years	28%	15%	29%	16%
15 years	29%	15%	31%	16%

FLAS

	31 December 2011		31 December 2010
Option term	Equities	Property	Equities	Property
5 years	29%	15%	29%	15%
10 years	29%	15%	30%	16%
15 years	31%	15%	31%	16%

WLUK

	31 December 2011		31 December 2010
Option term	Equities	Property	Equities	Property
5 years	30%	15%	—	—
10 years	30%	15%	—	—
15 years	30%	15%	—	—

The cost of guarantees also depends on management actions that would be taken under various scenarios. For WLUK and FLL, the regular bonus rate is set each year such that, by maturity, guaranteed benefits are targeted as a predefined proportion of the total asset share, leaving the remaining portion of the asset share to be paid as a final bonus. This management action is in line with the Companies' PPFMs.

For FLAS, the regular bonus rates are derived from the gross redemption yields on gilts with deductions for guaranteed interest rates, tax, expenses, shareholder transfers and a contingency margin. The remaining portion of the asset share is paid as a final bonus. The management action is in line with the Company's PPFM.

For FLC, the regular bonus rates are derived from the expected underlying yields on the assets with deductions for guaranteed interest rates, tax, expenses, shareholder transfers and a contingency margin. The remaining portion of the asset share is paid as a final bonus. The management action is in line with the Company's PPFM.

The guarantee cost in respect of guaranteed annuity options is assessed using a market consistent stochastic model and values both the current level of the guaranteed annuity rate benefit (allowing for future improvements in annuitant mortality) and the time value due to uncertainty in future interest rates. The guarantee cost in each scenario is the value of the excess annuity benefit provided by the options, relative to an annuity purchased in the open market. In estimating the future open market annuity rate, the model allows for stochastic variation in interest rates and for future mortality improvements. The stochastic interest rate assumption reflects that implied by current market interest rate derivative prices. Future annuitant mortality within the FLL with-profits balance sheet has been derived from the premium basis at which annuities can be purchased from FLPL, which allows for future mortality improvements.

ii)
Non-economic assumptions

The provision for insurance contracts and investment contracts with DPF liabilities is sensitive to the principal assumptions in respect of mortality, morbidity and maintenance expenses (except for net premium valuations), persistency and guaranteed annuity option take-up rates, although the relative sensitivity will vary depending on the insurance or investment contract.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Long-term estimates of future mortality and morbidity assumptions are based on standard tables wherever possible but adjusted to reflect the Group's own experience. Expense assumptions are based on recent experience for FLL. For FLC, FLAS, FAL and WLUK the provision for future expenses covers the expected level of servicing fees payable to FLSL under the Management Services Agreement, fees payable to investment managers and further amounts in respect of other expenses.

Experience investigations for mortality, morbidity, persistency, guaranteed annuity option take-up rates and maintenance expenses are performed at least annually for major product classes. Where industry analysis indicates that changes in expected future mortality/morbidity or other assumptions factor patterns mean that claim costs are likely to rise in the future, then this is taken into account in the liability calculation.

No benefit is taken in regulatory reserves where industry analysis indicates that future trends are likely to reduce claim costs in the future. For FLC and FLAS with-profits funds the benefit from a prudent view of expected future mortality improvements is taken on non-profit protection business in the realistic balance sheet. Improving mortality has been assumed when valuing annuities and deteriorating morbidity has been assumed when valuing some critical illness business. Assumptions, for policies other than with-profits, are generally intended to be a prudent estimate of future experience.

The guaranteed annuity options cost also depends upon other factors such as policy discontinuance and the take up rate for the options. The factors are based on recent experience adjusted to reflect industry benchmarks and to anticipate trends in policyholder behaviour. A summary of the key assumptions is as follows:

Policy discontinuances: lapse, early retirement and paid-up rates vary by policy type and period and have been based on recent experience.

Policy lapses and paid up rates are generally in the ranges shown below:

FLL with-profits fund

	2011	2010
	% pa	% pa
Pensions—lapses	1 to 8	1 to 5
Life—lapses	3 to 15	3 to 15
Mortgage endowments—lapses	5 to 10	14
With-profits bonds—lapses	11.5	20
Pensions—paid-up	4 to 17	4 to 17
Life—paid-up	0.5 to 2	0.5 to 2

FLC new with-profits fund

	2011	2010
	% pa	% pa
Pensions—lapses	4 to 11.5	2 to 6.5
Life—lapses	5.5 to 6	2.5 to 13
Mortgage endowments—lapses	3.5 to 6.5	6 to 13
With-profits bonds—lapses	7.5 to 8.5	10
Pensions—paid-up	4.5 to 12	5
Life—paid-up	0.5 to 1	1

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

FLC old with-profits fund

	2011	2010
	% pa	% pa
Pensions—lapses	4 to 11.5	2 to 6.5
Life—lapses	5.5 to 6	2.5 to 13
Mortgage endowments—lapses	3.5 to 6.5	6 to 13
With-profits bonds—lapses	7.5 to 8.5	10
Pensions—paid-up	4.5 to 12	5
Life—paid-up	0.5 to 1	1

FLAS with-profits fund

	2011	2010
	% pa	% pa
Pensions—lapses	5.5 to 10	1.5 to 8
Life—lapses	5.5 to 10	2.5 to 11
Mortgage endowments—lapses	2.5 to 3.5	3 to 11
With-profits bonds—lapses	7.5 to 8.5	10
Pensions—paid-up	5 to 12	5
Life—paid-up	1 to 2	1

WLUK with-profits fund

	2011	2010
	% pa	% pa
Pensions—lapses	2 to 3	—
Life—lapses	3 to 8	—
Mortgage endowments—lapses	2 to 8	—
With-profits bonds—lapses	5 to 9	—

Early retirement rates vary by age band and policy type and are set based on recent experience.

Tax free cash option: where a guaranteed annuity option is more valuable than the cash equivalent it is assumed that 18% to 27% (2010: 18% to 27%) of the benefit of the option is taken tax-free depending on the type of business. This is based on recent experience.

There are also guarantees and options in respect of some of the other life assurance business within the Group, but these are not considered to be material to the Group's future cash flows. In addition, they have largely been matched with suitable assets and there is no material exposure to market or interest rate changes. Provisions have been established using deterministic scenarios based on prudent assumptions.

e)
Valuation interest rates

As explained above, with-profits business within FLL, FLC, WLUK and FLAS is valued in accordance with the FSA's realistic reporting regime.

During the year, the new FPLAL closed fund was transferred from FPLAL to FLL due to an intra-group reorganisation. Its valuation has therefore changed in accordance with the FSA's realistic reporting regime. The effect of this has been to increase reported liabilities by £23 million.

Valuation interest rates for other than conventional with-profits business are shown in the table below. Where business has been transferred to FLL from FPLAL in 2011 this has been noted.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

	Company	Class of Business	31 December 2011	31 December 2010
			%	%
Life	FLL (FPLP and FPLAL in 2010)	Endowment and Whole Life in non-profit funds	1.90	2.80
		Protection	1.90	2.80
		Endowment and Whole Life in with-profit funds	2.30	2.60
	FLC	Over 50 Plan in non-profit funds	1.80	2.05
		Over 50 Plan in with-profit funds	1.80	2.40
		Additional life reserves	1.90	2.65
		Other conventional life in non-profit funds	1.90	2.05
		Other conventional life in with-profit funds	1.85	2.40
		Life annuities from FLAS	2.40	3.00
		Unit-linked life	1.90	3.10
	FLAS	Conventional life	2.35	2.90
		Unit-linked life	2.35	2.90
	WLUK	With-profits fund immediate annuities	1.70	—
		Life (other)	2.30	—
		Non-profit fund life	2.10	—
Income Protection	FLL (FPLP and FPLAL in 2010)	Income Protection	1.90	3.00
	FLC	Permanent Health Insurance	2.40	4.40
Pensions	FLL (FPLP and FPLAL in 2010)	Annuities in payment	3.57 - 4.09	4.46 - 4.81
		Protection	2.40	3.50
		Individual and Group pensions in non-profit funds	2.40	3.50
		Individual and Group pensions in with-profit funds	2.90	3.30
	FLC	Unit-linked pensions	2.40	3.85
		Conventional pensions in non-profit funds	2.40	2.55
		Conventional pensions in with-profit funds	2.30	3.00
		Additional pensions reserves	2.40	3.30
	FLAS	Conventional Pensions	3.05	3.80
		Unit-linked pensions	2.95	3.65
	FAL	FLC annuities reinsured December 2007	3.60	4.25
		FLAS annuities reinsured July 2009	3.40	4.00
		FLC index-linked annuities reinsured December 2007	(0.25)	0.20
		FLAS index-linked annuities reinsured July 2009	(0.40)	0.60
	WLUK	With-profits fund pensions (immediate annuities)	2.10	—
		Non-profit fund pensions (immediate annuities)	3.20	—
		Non-profit fund pensions (other)	2.90	—
		With-profits fund with profit business deferred	2.05	—
		With-profit fund with profit business other	2.90	—

Within FLL and FLC, certain products can have positive or negative reserves. The interest rate used for these products is 1.4% (2010: 2.3%) or 3.5% (2010: 5%) depending on which is more onerous.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

f)     Mortality, morbidity and lapse rates

Insurance contract liabilities allow for mortality and morbidity risk by making assumptions about the proportion of policyholders who die or become sick. Allowance for future mortality has been made using the following percentages of the standard published tables below:

		31 December 2011		31 December 2010
Term assurances—FLL (FPLP and	Smoker male	83% TMS00(5)		93% TMS00(5)
	Smoker female	77% TFS00(5)		88% TFS00(5)
	Non-smoker male	99% TMN00(5)		93% TMN00(5)
	Non-smoker female	72% TFN00(5)		86% TFN00(5)
Term assurances—FLC/FLAS	Smoker male	90% TMS00(5)		102% TMS00(5)
	Smoker female	84% TFS00(5)		114% TFS00(5)
	Non-smoker male	108% TMN00(5)		96% TMN00(5)
	Non-smoker female	78% TFN00(5)		102% TFN00(5)
Term assurance—WLUK	Smoker male	150% TM92		—
	Smoker female	165% TF92		—
	Non-smoker male	80% TM92		—
	Non-smoker female	90% TF92		—
Critical illness	FLL (FPLP and FPLAL in 2010)	CIBT02	(i)	CIBT02	(i)
Critical illness	FLC/FLAS	CIBT02	(ii)	CIBT02	(ii)
Other life assurances	FLL (FPLP and FPLAL in 2010)	120% AM/FC00ult		120% AM/FC00ult
Other life assurances	FLC/FLAS male	140% AMC00		140% AMC00
	FLC/FLAS female	125% AFC00		125% AFC00
Unitised policies	Life—FLL (FPLP and FPLAL in 2010)	130% AM/FC00ult		130% AM/FC00ult
	Other—FLL (FPLP and FPLAL in 2010	110% AM/FC00ult		110% AM/FC00ult
Unitised policies	Life/Other—FLC/FLAS male	105% AMC00ult		105% AMC00ult
	Life/Other—FLC/FLAS female	120% AFC00ult		120% AFC00ult
Pensions	FLL/FLPL (FPLP and FPLAL in 2010) male	65% AM/FC00ult		65% AM/FC00ult
	FLL/FLPL (FPLP and FPLAL in 2010) female	55% AM/FC00ult		55% AM/FC00ult
	FLC/FLAS male	90.91% A67/70ult-1		90.91% A67/70ult-1
	FLC/FLAS female	90.91% AF80ult-1		90.91% AF80ult-1
Individual income protection	FLL (FPLP and FPLAL in 2010)	60% AM/F80ult	(iii)	60% AM/F80ult	(iii)
	FLC/FLAS	100% AM/AF92	(iv)	100% AM/AF92	(iv)
Annuities in payment	FLL/FLPL (FPLP and FPLAL in 2010)	PCMA/PCFA00	(v)(vi)	RM/FV00	(v)(vii)
	FLL/FLPL (FPLP and FPLAL in 2010) group	PCMA/PCFA00	(v)(vi)	PCMA/PCFA00	(v)(vii)
	FLC/FAL pension annuities male	92% PCMA00	(vi)	93% PCMA00	(vii)
	FLC/FAL pension annuities female	87.4% PCFA00	(vi)	90.5% PCFA00	(vii)
	FLAS pension annuities male	89.7% PCMA00	(vi)	90.5% PCMA00	(vii)
	FLAS pension annuities female	92% PCFA00	(vi)	90.5% PCFA00	(vii)
Immediate annuities—WLUK	Male	98.9% PCMA00	(vi)	—
	Female	98.9% PCFA00	(vi)	—

(i)
The percentages of the table used differ by sex and smoker status. Future deterioration in morbidity is allowed for by assuming claim rates increase by 1.25% per annum and 1.50% per annum for males and females respectively.

(ii)
The percentages of the table used differ by sex, smoker status and sales group. Future deterioration in morbidity is allowed for by assuming claim rates increase by:

a)
0.75% per annum and 1.50% per annum for males and females respectively for standalone critical illness b) 0.50% per annum and 1.00% per annum for males and females respectively for accelerated critical illness

(iii)
Individual income protection sickness and recovery rates are based on percentages of CMI 12 (male and female) published tables.

(iv)
Rates differentiate by smoker status, deferred period and occupational class.

(v)
Individual income protection sickness and recovery rates are based on percentages of CMIR 12 (male and female) published tables.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

(vi)
Rates differentiate by smoker status, deferred period and occupational class. Age related percentages of the mortality tables are used.

(vii)
Future improvements in mortality are based on the following percentages of the CMI's core model CMI_2011:

a)
Males—with long-term rate of 2% per annum

b)
Females—with long-term rate of 2% per annum

(viii)
Future improvements in mortality are based on the following percentages of the CMI's Medium Cohort a) Males—100% subject to a minimum improvement of 2.1% per annum

(ix)
b) Females—75% subject to a minimum improvement of 1.8% per annum

For protection business, lapse rates are based on recent experience with a prudent margin.

In determining liabilities for with-profits business, it is assumed that a proportion of policies is discontinued (surrendered, lapsed or converted paid-up) in each future year. The relevant rates vary by product and duration.

g)    Apportionment of surplus between shareholders and with-profits policyholders

Shareholders are entitled to 100% of surplus emerging from companies within the Group, with the exception of surplus emerging in the with-profits funds.

The Group has six with-profits funds of which three (FLL, FLC new with-profits and FLC old with-profits) are open to new business and three (WLUK, new FPLAL Closed Fund and FLAS) are closed to new business.

Shareholders are entitled to one-ninth of the cost of bonuses added to policies, except for:

•
within the FLL with-profits fund, surplus arising on pre-demutualisation non-profit and unitised business (excluding the investment element) arises within the with-profits fund but assets of the with-profit fund equal to 60% of the surplus arising are transferred to shareholders;

•
within the FLL with-profits fund, post demutualisation policyholders are only entitled to surplus from the return on their investments; other sources of surplus are wholly-owned by shareholders including policies written by FPLAL and FLPL, where the investment element is reinsured to the FLL with-profits fund;

•
within the new FPLAL closed fund, policyholders are entitled to all the surplus of that fund. In addition, FLL has a closed unitised with-profits fund. Shareholders are entitled to all profits from the unitised with-profits fund other than investment profits, which are wholly-owned by with-profits policyholders. The investment element of the contract is wholly reinsured to the FLL with-profits fund;

•
certain unitised with-profits policies in WLUK are written in the non-profit fund and reassured to the with-profits fund; and

•
certain policies in FLC with guaranteed bonus rates, where the shareholders do not receive one-ninth of guaranteed bonuses. The effect of the fund structure is that investment risk, in respect of assets backing with-profits policies is largely borne by policyholders; shareholders bear 10% of the investment risk from conventional with-profits policies, other than within the new FPLAL closed fund.

Expense risk is borne by shareholders, other than within the new FPLAL closed fund. Increases to expenses that can be charged to the WLUK with-profits fund are capped in line with RPI inflation.

27.  Capital

a)    Overview

The Group manages its capital resources on both regulatory and economic capital bases, focusing primarily on capital efficiency and the ease with which cash and capital resources can be transferred between entities.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

The capital management objectives are:

•
to maintain capital resources for life operations at the greater of the CRR as required by local solvency rules and CRR as required by the local capital management policy;

•
to hold capital resources for FLG that meet a minimum of 150% (2010: 160%) of the Group CRR (excluding WPICC);

•
to maintain financial strength within the Group and regulated entities sufficient to support new business growth targets, and to satisfy the requirements of the policyholders, regulators and stakeholders including rating agencies;

•
to retain financial flexibility by maintaining strong liquidity to cover expected and unexpected events, which includes access to an undrawn facility with a consortium of banks;

•
to manage the with-profits business of the Group in accordance with agreed risk appetites and all statutory requirements; and

•
to ensure that transfers from long-term business funds and dividends from entities that support the cash generation requirements of the Group are balanced with the need to maintain appropriate capital within the Group and regulated entities.

The operations of the Group are subject to regulatory requirements within the countries where it operates. Such regulations specify that a minimum amount of required capital must be maintained at all times throughout the financial year.

Under FSA rules, the UK life operations are also required to perform a private individual capital assessment ("ICA") of the economic capital required to mitigate the risk of insolvency to a minimum of a 99.5% confidence level over a one year period. The FSA review the ICA and may impose additional capital requirements by way of individual capital guidance ("ICG").

In addition to the regulatory requirements for individual life operations, the Group must comply with the requirements of the Insurance Groups Directive.

The Group and the regulated entities within it have met all of these requirements throughout the financial year.

An internal reorganisation has taken place during the year with the objective of realising capital and operating synergies in the Friends Life group. In this regard, the following business transfers have taken place in the period under the provisions of Part VII of the Financial Services and Markets Act 2000:

•
all of FPLAL was transferred to FLL and its with-profit fund renamed as "New FPLAL Closed Fund";

•
BHA was transferred to FLL; and

•
part of the FLPL business transferred to FLL.

In addition, the Group completed the acquisition of WLUK in November 2011, including its with-profits business.

The format of the capital statement has been revised to reflect these changes and a number of additional refinements have been made to enhance the clarity and comparability of the disclosures provided. These refinements include an amendment to the basis of reporting of the capital resources and capital resource requirements for UK realistic basis with-profits funds, such that the amounts are now consistent with the presentation adopted in the FSA regulatory returns (these figures were reported separately in the prior period financial statements). In addition, all group entities are now reported within the capital statement whereas previously only life operations were disclosed. These changes have facilitated the inclusion within the capital statement of a reconciliation of local basis regulatory surpluses to Friends Life group's Capital Adequacy surplus calculated in accordance with the Insurance Groups Directive ("IGCA surplus").

Where appropriate, the presentation of prior year comparative information has been amended to be consistent with the revised 2011 disclosures. There is no impact on the previously reported 2010 IGCA surplus for the Group or the entity Pillar 1 solvency positions as a result of the revised presentation.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

The formal procedures for identifying and assessing risks that could affect the capital position of the Group are described in the risk management policies set out in note 28.

b)    Capital statement

The Group capital statement is set out below and incorporates the following:

•
a statement showing local basis capital resources and the related capital requirement. For UK life operations, the capital statement shows capital resources and regulatory capital resource requirements as specified by FSA rules. For overseas life operations, capital resources and requirements are calculated according to local regulatory requirements;

•
a reconciliation from the local basis regulatory surpluses to the Friends Life group's IGCA surplus, calculated in accordance with the valuation rules of the Insurance Groups Directive; and

•
an analysis of policyholders' liabilities on an IFRS basis.

As at 31 December 2011	Total UK with-profits funds	UK shareholder and non-profit funds	Overseas life operations	Total life operations	Other operations and consolidation adjustments	Total
	£m	£m	£m	£m	£m	£m
Shareholders' equity
Outside long-term fund	—	528	92	620	3,197	3,817
Inside long-term fund	—	1,782	73	1,855	—	1,855
	—	2,310	165	2,475	3,197	5,672
Other qualifying capital
Innovative tier one capital	—	511	—	511	(23)	488
Subordinated debt(i)	—	700	2	702	162	864
Preference shares	—	300	—	300	(300)	—
Unallocated surplus	652	—	—	652	—	652
	652	3,821	167	4,640	3,036	7,676
Regulatory adjustments
Assets	(384)	(1,597)	(15)	(1,996)	(4,143)	(6,139)
Liabilities	3,962	208	25	4,195	1,613	5,808
Available capital resources	4,230	2,432	177	6,839	506	7,345
Capital requirement
UK realistic basis	3,913	—	—	3,913	—	3,913
Other regulatory bases	—	728	87	815	23	838
	3,913	728	87	4,728	23	4,751
Local basis capital resources over capital requirement						2,594
IGCA valuation adjustments
Restricted assets(ii) and shareholders capital support of the with-profits funds						(460)
Assets in excess of market risk and counterparty limits						5
FLG IGCA surplus						2,139
Analysis of policyholders' liabilities
With-profits	20,409	—	161	20,570	—	20,570
Unit-linked	22	49,765	24,294	74,081	—	74,081
Non-participating	6,854	10,974	(24)	17,804	—	17,804
Total policyholder liabilities as shown in the consolidated statement of financial position	27,285	60,739	24,431	112,455	—	112,455

(x)
Includes £200 million of debt issued by FLG to RHG.

(xi)
Long-term fund surplus capital over and above capital requirements is excluded from capital resources on an IGCA basis.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

UK with-profits funds

As at 31 December 2011	FLL	New FPLAL closed fund	FLC new	FLC old	FLAS	WLUK	Total
	£m	£m	£m	£m	£m	£m	£m
Other qualifying capital
Unallocated surplus	251	3	133	59	173	33	652
Regulatory adjustments
Assets	(23)	—	(120)	(17)	(174)	(50)	(384)
Liabilities	1,298	24	1,110	280	1,150	100	3,962
Available capital resources	1,526	27	1,123	322	1,149	83	4,230
Capital requirement
UK realistic basis	1,236	27	1,197	322	1,038	93	3,913
	1,236	27	1,197	322	1,038	93	3,913
Local basis capital resources over capital resources requirement							317
Analysis of policyholders' liabilities
With-profits	8,553	184	4,872	1,245	4,657	898	20,409
Unit-linked	—	—	—	—	22	—	22
Non-participating	2,371	91	826	129	3,421	16	6,854
Total	10,924	275	5,698	1,374	8,100	914	27,285

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

As at 31 December 2010	Total UK with-profits funds	UK shareholder and non-profit funds	Overseas life operations	Total life operations	Other operations and consolidation adjustments	Total
	£m	£m	£m	£m	£m	£m
Shareholders' equity
Outside long-term fund	—	1,618	77	1,695	2,275	3,970
Inside long-term fund	—	2,173	84	2,257	—	2,257
	—	3,791	161	3,952	2,275	6,227
Other qualifying capital
Innovative tier one capital	—	511	—	511	(23)	488
Subordinated debt(i)	—	—	7	7	857	864
Preference shares	—	300	—	300	(300)	—
Unallocated surplus	1,098	—	—	1098	—	1098
	1,098	4,602	168	5,868	2,809	8,677
Regulatory adjustments
Assets	(532)	(2,342)	(25)	(2,899)	(4,310)	(7,209)
Liabilities	3,993	560	14	4,567	1,657	6,224
Available capital resources	4,559	2,820	157	7,536	156	7,692
Capital requirement
UK realistic basis	3,808	—	—	3,808	—	3,808
Other regulatory bases	24	760	84	868	24	892
	3,832	760	84	4,676	24	4,700
Local basis capital resources over capital requirement						2,992
IGCA valuation adjustments
Restricted assets(ii) and shareholders capital support of the with-profits funds						(875)
Assets in excess of market risk and counterparty limits						198
Non designated state capital resources requirement						2
FLG IGCA surplus						2,317
Analysis of policyholders' liabilities
With-profits	20,312	—	—	20,312	—	20,312
Unit-linked	25	48,877	23,286	72,188	—	72,188
Non-participating	6,156	8,762	74	14,992	—	14,992
Total policyholder liabilities as shown in the consolidated statement of financial position	26,493	57,639	23,360	107,492	—	107,492

(xii)
Includes £700 million of debt issued by FLG to RHG.

(xiii)
Long-term fund surplus capital over and above capital requirements is excluded from capital resources on an IGCA basis.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

UK with-profits funds

As at 31 December 2010	FLL	New FPLAL closed fund	FLC new	FLC old	FLAS	Total
	£m	£m	£m	£m	£m	£m
Shareholders' equity	—	—	—	—	—	—
Outside long-term fund	—	—	—	—	—	—
Inside long-term fund	—	—	—	—	—	—
Other qualifying capital
Unallocated surplus	216	74	454	126	228	1,098
	216	74	454	126	228	1,098
Regulatory adjustments
Assets	(15)	—	(161)	(22)	(334)	(532)
Liabilities	1,400	—	1,006	263	1,324	3,993
Available capital resources	1,601	74	1,299	367	1,218	4,559
Capital requirement
UK realistic basis	1,284	—	1,121	317	1,086	3,808
Other regulatory bases	—	24	—	—	—	24
	1,284	24	1,121	317	1,086	3,832
Local basis capital resources over capital requirement						727
Analysis of policyholders' liabilities
With-profits	9,147	176	5,049	1,239	4,701	20,312
Unit-linked	—	—	—	—	25	25
Non-participating	2,318	54	528	77	3,179	6,156
Total	11,465	230	5,577	1,316	7,905	26,493

Restrictions on availability of capital

The available capital in a regulated entity is generally subject to restrictions as to its availability to meet capital requirements elsewhere in the Group. The principal restrictions are:

UK with-profit funds

•
FLL: shareholders are entitled to one-ninth of the amount distributed to conventional with-profits policyholders in the form of bonuses. In addition, shareholders are entitled to 60% of the surplus arising in respect of the pre demutualisation non-profit and unitised business written in the fund (excluding the investment element); the remaining 40% belongs to with-profits policyholders. Also, post-demutualisation policyholders are only entitled to surplus from the return on their investments; other sources of surplus are wholly owned by shareholders.

•
New FPLAL closed fund: the surplus in the closed with-profits fund may only be distributed to policyholders.

•
FLC and FLAS: shareholders are entitled to one-ninth of the amount distributed to policyholders in the form of bonuses.

WLUK: shareholders are entitled to one-ninth of the amount distributed to policyholders in the form of bonuses, with the following exception: an element of the WLUK with-profits policies were written in the non-profit fund. For these, the shareholder receives the management charges in the non-profit fund. WLUK has a Segregated Sub Fund ("SSF") that can be called upon to protect certain policyholders from having their asset shares reduced, where those policies were written by the Colonial business prior to its merger with Winterthur. Such protection will occur whenever the annual inherited estate test shows that the with-profit fund assets are too low in relation to its liabilities, and takes the form of a permanent transfer of funds from the SSF into the with-profit fund. Any unused SSF will gradually be released to the shareholder, as the mathematical reserves of the protected Colonial policies run-off. Following the annual inherited estate test at 31 December 2011, the SSF had net assets of £23 million and £3 million of this was released to the shareholders' fund.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Non-participating business

For non-participating business, surplus can generally be distributed to shareholders subject to meeting regulatory requirements and other capital management objectives of the business and subject to restrictions set out in the scheme governing the FLC Inherited Estate, as summarised below.

Re-attributed inherited estate

FLC contains a reattributed inherited estate ("RIE") which was transferred to the FLC non-profit funds as part of a Part VII scheme which took effect on 1 April 2001, transferring business into FLC. The scheme rules, as approved by the High Court, require that a test be undertaken every five years to determine whether it is possible to transfer any of the RIE from the FLC non- profit funds to the FLC shareholders' fund or to distribute any of the inherited estate in the FLC old with-profits fund in the form of special bonuses. The latest five yearly test was undertaken as at 31 December 2010 and the RIE was £2,437 million of which £1,010 million was transferred to the shareholders' fund. At 31 December 2011 a further £484 million is being transferred to the shareholders' fund.

c)    Movement in available capital

At 31 December 2011, total available capital resources in the life operations have decreased during the year by £697 million to £6,839 million (2010: £4,468 million increase to £7,536 million), as shown below.

For the year ended 31 December 2011	UK Total with-profits funds	UK shareholders' and non-profit funds	Overseas life operations	Total life operations
	£m	£m	£m	£m
At 1 January 2011	4,559	2,820	157	7,536
Opening adjustment: acquired/divested business	82	(13)	—	69
Value of new business	—	(154)	(90)	(244)
Expected existing business contribution	248	538	149	935
Experience variances and development costs	3	2	(25)	(20)
Operating assumption changes	(21)	207	(17)	169
Other operating items	—	185	13	198
Economic variance and other non-operating items	(641)	(364)	(54)	(1,059)
Other capital and dividend flows	—	(789)	45	(744)
Foreign exchange variances	—	—	(1)	(1)
At 31 December 2011	4,230	2,432	177	6,839

Analysis of with-profits fund

For the year ended 31 December 2011	FLL	New FPLAL closed fund	FLC new	FLC old	FLAS	WLUK	Total with-profits funds
	£m		£m	£m	£m		£m
At 1 January 2011	1,601	74	1,299	367	1,218	—	4,559
Opening adjustment: acquired/divested business	—	—	—	—	—	82	82
Expected existing business contribution	(62)	—	134	45	129	2	248
Experience variances and development costs	1	(5)	5	1	3	(2)	3
Operating assumption changes	6	1	(25)	(21)	18	—	(21)
Economic variance and other non-operating items	(20)	(43)	(290)	(70)	(219)	1	(641)
At 31 December 2011	1,526	27	1,123	322	1,149	83	4,230

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

For the year ended 31 December 2010	UK Total with-profits funds	UK shareholders and non-profit funds	Overseas life operations	Total life operations
	£m	£m	£m	£m
At 1 January 2010	1,367	1,596	105	3,068
Opening adjustment: acquired/divested business	2,460	1,558	—	4,018
Value of new business	—	(122)	(88)	(210)
Expected existing business contribution	416	332	156	904
Experience variances and development costs	—	(29)	(8)	(37)
Operating assumption changes	(96)	(34)	(2)	(132)
Other operating items	(10)	32	—	22
Economic variance and other non-operating items	472	20	1	493
Capital and dividend flows	(50)	(533)	(7)	(590)
At 31 December 2011	4,559	2,820	157	7,536

Total with-profits funds

For the year ended 31 December 2010	FLL	New FPLAL closed fund	FLC new	FLC old	FLAS	Total with-profits funds
	£m	£m	£m	£m	£m	£m
At 1 January 2010	1,293	74	—	—	—	1,367
Opening adjustment: acquired/divested business	—	—	1,006	464	990	2,460
Expected existing business contribution	439	3	21	(151)	104	416
Operating assumption changes	(93)	(3)	—	—	—	(96)
Other operating items	(10)	—	—	—	—	(10)
Economic variance and other non-operating items	—	—	274	71	127	472
Capital and dividend flows	(28)	—	(2)	(17)	(3)	(50)
At 31 December 2010	1,601	74	1,299	367	1,218	4,559

d)    Intra-group capital arrangements

The FLL non-profit fund provided a contingent loan of £54 million (2010: £62 million) inclusive of accrued interest and with a facility for a further £19 million (2010: £38 million) to the FLL with-profits fund, repayable out of future surpluses in the with-profits fund, subject to certain restrictions.

There is a financing arrangement in the form of reinsurance of certain business written by FLAS which was transferred into FLC from Sun Life Pensions Management Limited ("SLPM") through a Part VII Scheme in 2007. The net amount of financing outstanding at December 2011 was £44 million (2010: £61 million).

In December 2007 FLC issued £300 million of contingent loan notes, which were purchased by FASLH and the outstanding balance subsequently transferred to FLL during 2011 as part of a Group reorganisation. Repayment is contingent on surplus arising on the business transferred in to FLC from SLPM, Sun Life Unit Assurance Ltd and PPP Lifetime Care plc. FLC repaid £87 million of capital during the year leaving a remaining loan balance of nil (2010: £87 million).

FLL has guaranteed the £210 million (2010: £210 million) STICS issued in 2003 and the £268 million (2010: £268 million) STICS issued in 2005 by FPG, but now transferred to FLG. FLL has also guaranteed the £162 million subordinated debt issued by FPG in May 2009 but now transferred to FLG.

On 14 September 2010, FLG issued fixed rate unsecured loan notes, due in 2020, to Resolution Holdings (Guernsey) Limited ("RHG") another Group company, with an agreed principal amount of £700 million. On 21 April 2011, FLG issued a £500 million external Lower Tier 2 ("LT2") debt instrument with a coupon of 8.25% and a maturity of 2022. FLG repaid £400 million of the £700 million internal fixed

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

rate unsecured loan notes on 21 April 2011, and a further £100 million on 31 May 2011. The £500 million external LT2 debt is guaranteed on a subordinated basis by FLL.

As required by the 2001 Part VII Scheme ("the Scheme") under which business was transferred into FLC, the FLC non-profit funds are available to provide financial support to the FLC with-profit funds on either a temporary or permanent basis. Following the distribution of part of the RIE to shareholders after completion of the 31 December 2010 five yearly test, it was agreed that the shareholder would provide support up to a total of £406 million. In the case of a temporary transfer, assets and related investment income remain attributable to the shareholder as they will be returned when they are no longer required to support the capital requirements of the with-profits funds, under the stringent tests set out in the Scheme. If all or part of the assets transferred are unlikely to be returned in the foreseeable future (taking into consideration the duration of the in force with-profits policies), then the relevant part of the transfer would be designated permanent resulting in an income statement charge to the shareholder. Under the rules of the Scheme a test must be performed once in every 12 month period and may result in a transfer being made to the with-profit funds. As at 31 December 2011 the transfer to the with-profits funds was nil (2010: nil).

(e)   Policyholder liabilities

The assumptions which have the greatest effect on policyholder liabilities (including options and guarantees) and the process used to determine those assumptions are summarised in note 26. The terms and conditions of options and guarantees relating to life assurance contracts are disclosed in note 25.

The sensitivity of policyholder liabilities to changes in market conditions and to key assumptions and other variables are disclosed in note 28.

28.  Risk management objectives and policies for mitigating risks

Overview

The Group, in the course of doing business, is exposed to the following categories of risk:

•
financial risks: these are risks relating to the financial management of the business, the economy and other external events which result in the Group being unable to meet its financial obligations, and include market, credit, liquidity and insurance risks;

•
strategic risks: these are risks related to the Group's business strategy and decision making, and include risks associated with mergers and acquisitions activity and the composition of the Group's capital structure;

•
operational risks: these are risks of losses arising from inadequate or failed internal processes, personnel or systems, or from external events. Operational risks include regulatory, financial crime, people, legal, outsourcing, information technology and business protection risks; and

•
group risks: these are risks of losses due to the activities of a Group member, including any business unit or subsidiary.

This note presents information about the Group's exposure to financial risks and the Group's objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these consolidated financial statements.

a)    Quantitative risk exposure

The Group's quantitative exposure to a range of financial risks is illustrated in the MCEV sensitivity analysis below, where the impacts of reasonably possible changes in risk variables are disclosed. The basis of preparation and limitations of the MCEV methodology are provided in the MCEV supplementary information.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Life and pensions

The tables on the following page show the sensitivity of the embedded value for covered business and the contribution from new business to changes in assumptions at year end 2011 and 2010, split by UK and International (including Lombard).

The sensitivities shown reflect movement in Life and Pensions MCEV only.

In calculating each sensitivity, it is assumed that other future experience assumptions remain unchanged, except where changes in economic conditions directly affect them. The assumptions underlying the statutory reserving calculations remain unchanged in all sensitivities. There are no additional management actions or changes in policyholder behaviour assumed within any of the sensitivities.

Sensitivities shown in a single direction have broadly symmetrical impacts.

	Change in MCEV (net of tax)			Change in VNB (gross of tax)
2011 Sensitivities	UK and corporate	Lombard and Int'l	Total	UK	Lombard and Int'l	Total
	£m	£m	£m	£m	£m	£m
Base MCEV and VNB (per note 11 of the supplementary information)	4,300	1,112	5,412	59	92	151
Market and credit risk
100bps increase in reference rates	(83)	(2)	(85)	(8)	(3)	(11)
100bps decrease in reference rates	70	8	78	8	2	10
Removal of illiquidity premium for immediate annuities	(607)	—	(607)	(27)	—	(27)
10% decrease in equity/property capital values at the valuation date, without a corresponding fall/rise in dividend/rental yield(i)	(188)	(55)	(243)	n/a	n/a	n/a
25% increase in equity and property volatility at the valuation date	(32)	—	(32)	n/a	n/a	n/a
25% increase in swaption implied volatility at the valuation date	(4)	—	(4)	n/a	n/a	n/a
100bps increase in corporate bond spreads(ii)	(256)	(18)	(274)	(7)	—	(7)
100bps decrease in corporate bond spreads(ii)	238	19	257	1	—	1
10% adverse movement in Sterling/overseas exchange rate(iii)	(43)	(115)	(158)	n/a	n/a	n/a
10% fall in value in unit-linked funds	(220)	(93)	(313)	n/a	n/a	n/a
Insurance and other risk
Reduction to EU minimum capital or equivalent(iv)	41	—	41	2	—	2
10% reduction in maintenance expenses	147	44	191	10	7	17
10% proportionate reduction in lapse rates	90	45	135	11	8	19
10% proportionate reduction in paid-up rates	13	7	20	4	2	6
5% reduction in mortality and morbidity (excluding annuities):
Before reinsurance	287	6	293	13	1	14
After reinsurance	52	5	57	4	—	4
5% reduction in annuitant mortality/morbidity:
Before reinsurance	(27)	—	(27)	(3)	—	(3)
After reinsurance	(68)	—	(68)	(3)	—	(3)
Effect of end of period assumptions on VNB	—	—	—	8	6	14

(i)
The movement in UK embedded value from a reduction in market values comprises a nil million (2010: £3 million) fall in the value of shareholders' net worth and a £188 million (2010: £189 million) reduction in the value of in-force covered business.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

(ii)
The corporate bond spread sensitivities of an increase/(decrease) of 100bps assume an increase/(decrease) in the illiquidity premium for immediate annuities of 35bps (2010: 30bps) for in-force business and 35bps (2010: 40bps) for the value of new business.

(iii)
Currency risk is expressed in terms of total overseas exposure; the Group's principal currency exposures other than Sterling are the Euro and US Dollar.

(iv)
Required capital is set at the greater of regulatory capital and requirements arising from internal capital management policies. In aggregate, the required capital is higher than the regulatory requirement by £902 million (2010: £1,093 million). This sensitivity shows the impact on embedded value and value of new business of using the lower regulatory capital requirement.

	Change in MCEV (net of tax)			Change in VNB (gross of tax)
2010 Sensitivities	UK and corporate	Lombard and Int'l	Total	UK	Lombard and Int'l	Total
	£m	£m	£m	£m	£m	£m
Base MCEV and VNB (per note 11 of the supplementary information)	5,336	1,134	6,470	19	126	145
Market and credit risk
100bps increase in reference rates	(115)	(13)	(128)	(7)	2	(5)
100bps reduction in reference rates	122	5	127	2	(3)	(1)
Removal of illiquidity premium for immediate annuities	(425)	—	(425)	(20)	—	(20)
10% decrease in equity/property capital values at the valuation date, without a corresponding fall/rise in dividend/rental yield	(192)	(66)	(258)	n/a	n/a	n/a
25% increase in equity and property volatility at the valuation date	(22)	—	(22)	n/a	n/a	n/a
25% increase in swaption implied volatility at the valuation date	(4)	—	(4)	n/a	n/a	n/a
100bps increase in corporate bond spreads	(283)	(16)	(299)	(9)	—	(9)
100bps decrease in corporate bond spreads	298	16	314	8	—	8
10% reduction in Sterling/overseas exchange rate	(34)	(62)	(96)	n/a	n/a	n/a
Insurance and other risk
Reduction to EU minimum capital or equivalent	79	3	82	3	—	3
10% reduction in maintenance expenses	162	31	193	8	6	14
10% reduction in lapses	85	57	142	7	9	16
10% reduction in paid-up rates	13	4	17	4	2	6
5% reduction in mortality and morbidity (excluding annuities):
Before reinsurance	227	6	233	8	—	8
After reinsurance	62	2	64	2	—	2
5% reduction in annuitant mortality/morbidity:
Before reinsurance	(6)	—	(6)	(2)	—	(2)
After reinsurance	(49)	—	(49)	(2)	—	(2)

b)    Market risk

Market risk is defined within the Group's Investment Risk Policy as: "The risk that movement in market factors impacts adversely on the value of, or income from, shareholder or policyholder funds".

Market risk can be categorised into the following risk drivers which correspond to the sub-modules through which they are modelled within Friends Life's internal model. These are equity risk, property risk, yield risk, corporate bond credit risk, volatility risk and foreign exchange risk

Market risk arises on guarantees and options offered on certain of the Group's products. As described within the section on policyholder liabilities (see note 25 and 26), the Group is exposed to guarantees on bonus additions that become more valuable as investment values fall and where the cost of hedging

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

increases. In addition, the Group is exposed to guaranteed cash and annuity options on certain pension policies that become more valuable as interest rates fall and where the cost of hedging increases. The Group is also exposed to guaranteed surrender bases on certain older products.

Shareholders' earnings are further exposed to market risk to the extent that the income from policyholder funds is based on the value of financial assets held within those unit-linked or with-profits funds.

The Group manages market risk attaching to assets backing specific policyholder liabilities and to assets held to deliver income and gains for the shareholder. Within the unit-linked funds and with-profits funds, the Group manages market risk so as to provide a return in line with the expectations of policyholders. The principal objective for shareholder assets is to manage them so that they meet the capital requirements of the Group, and support its future strategic and operational objectives.

The FLG board sets appetite for market risk for each of the different asset classes taking account of the risk appetite set by the Board. Consideration is given to the objectives of the asset pools to which they relate and the nature of the liabilities backed by those assets.

The following summarises the key actions undertaken by the Group to manage market risk:

The FLG board has adopted a Market Risk Policy which augments for market risk the provisions of the Group Investment Risk Policy. The Market Risk Policy sets out how market risk should be managed within FLG and is primarily owned by the FLG Chief Investment Officer. As part of FLG's annual refresh of risk policies (which is conducted in parallel with the Board's annual review of Group policies), the FLG Chief Risk Officer, supported by the FLG Head of Financial Risk, is responsible for ensuring that the Market Risk Policy is reviewed.

FLG's Market Risk Policy is further embedded in the business through the operation of investment limits. These specify the permitted asset classes for investment, the limits for exposures to asset classes including bond exposures, cash exposures, derivative exposures, equity and other exposures, and also limits in relation to interest rate risk, inflation risk, foreign exchange risk, implied equity and interest rate volatility. The relevant limits are also reflected in investment guideline documents which are maintained for each fund.

To support the setting of investment limits, the Asset and Liability Management ("ALM") function within FLG is responsible for carrying out strategic asset allocation studies on each block of business within a three year life cycle. This review considers risk appetite, capital requirements and other metrics.

The FLG Investment Oversight Committee, which is a sub-committee of the FLG board oversees investment policy and strategy, which the Group controls primarily through the use of investment fund mandates. Day-to-day implementation of investment policy and strategy is managed predominantly by F&C in respect of the Friends Provident business acquired in 2009 (all subsidiaries excluding the AXA UK Life Business) and by AXA Investment Management UK Limited ("AXA IM") in respect of the AXA UK Life Business, including WLUK, in line with these approved mandates.

Mandates are set for each fund within each of the insurance legal entities within the Group taking account of the relevant factors outlined above. Unit-linked funds are managed in line with their underlying objectives as set out in policyholder contracts.

The mandates seek to limit exposure to market risk by using some or all of the following mechanisms:

•
restrictions on the asset classes held;

•
restrictions on the maximum exposure to any one issuer; and

•
defined sector, country or regional limits.

F&C and AXA IM managed funds may hold equity derivatives to facilitate efficient portfolio management where their use is provided for in the relevant fund mandates. Currency forwards and other derivatives may also be held to manage currency risk, but only if permitted by individual fund mandates. The Group may seek to reduce investment risk by holding derivatives (without disproportionately increasing other types of risk).

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Non-F&C and AXA IM managed unit-linked funds may use derivatives for the purposes of efficient portfolio management and risk reduction in accordance with policyholder contracts and marketing literature relevant to the funds.

In addition to the mandates, the Group undertakes a programme of asset/liability management. For example, in order to manage the impact of interest rate changes on profit, corporate bonds and gilts are held to match the duration, profile and cash flows of annuity and permanent health insurance policies.

In order to manage the exposure arising from guarantees and options, the Group has purchased a number of derivatives, including interest rate swaps, equity put options, currency forwards, inflation swaps, interest rate swaptions, and equity futures to manage exposures to movements in equity prices or interest rates. Hedge accounting has not been applied to these derivatives, as movements in the fair value of these instruments will be offset by the movement in the valuation of the liability. As noted, the majority of these guarantees arise within the Group's with-profits funds and so any net fair value movement will be reflected in the unallocated surplus rather than within shareholders' funds. In addition, derivatives are used to manage guarantees in respect of non-profit business.

The following provides additional information on the exposure to equity and property risk, credit risk, foreign exchange risk, interest rate risk and volatility risk:

i)
Equity and property risk

Equity and property risk, are accepted in accordance with agreed risk appetite in order to achieve the desired level of return from policyholder assets.

Asset allocation within the With-Profits Fund is actively managed. For the first half of 2011 the strategic proportion of equities and property backing asset shares (equity backing ratio or "EBR") for the whole fund was set at 50%. Management actions allowed for within the risk management framework were revised and with effect from 30 June 2011 the strategic EBR was increased to 55% for the post-demutualisation business and was maintained at 50% for the pre-demutualisation business. At 31 December 2011, the EBR was 48% for pre-demutualisation business (31 December 2010: 49%) and 53% for post-demutualisation business (31 December 2010: 49%). These actions reflect the perceived risk appetite of the With-Profits Fund and are in line with the Group's commitment to fair treatment of all its customers and the published Principles and Practices of Financial Management.

The proportion of equity and property backing asset shares in the FLAS with-profits fund is managed on a basis which targets a stable proportion over time. This approach is also taken to WLUK policies with equity participation, although as policies get close to maturity their allocation is moved towards short-term fixed interest investments, and thus the overall equity and property proportion is likely to fall over time. For the FLC with-profits fund, asset allocation varies for different policies depending on how close they are to maturity, and thus the overall equity and property proportion within the fund is expected to gradually reduce over time.

For with-profits and unit-linked policies, the policyholders bear the majority of the investment risk and any change in asset values is matched by a broadly equivalent change in the realistic liability. However, in some cases, the Group has issued policies containing return of premium guarantees and in severe adverse investment conditions these guarantees may become in the money, leading to shareholders bearing the investment risk associated with the policy. In addition, charges that are expressed as a percentage of fund values are impacted by movements in asset values and therefore falling values still have an adverse effect on shareholders and in very adverse circumstances shareholders may be obliged to provide additional support to the with-profits funds.

In their decision-making on equity investments, F&C and AXA IM assess the extent of equity risk required or allowed by the fund as set out in the fund objectives and relative to defined performance benchmarks. The management of equity investments by non-F&C and AXA IM fund managers is performed in accordance with the objectives of the fund as set out in policy contracts and marketing literature.

Throughout 2011 there has been no material exposure to equity risk within any of the shareholders' funds.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

ii)
Foreign exchange risk

The Group is exposed to foreign exchange risk through its investment in foreign operations, fee income derived from financial instruments denominated in currencies other than its measurement currency (pounds Sterling), and revenues receivable in foreign currency. Consequently, the Group is exposed to the risk that the exchange rate of its measurement currency relative to other currencies may change in a manner that has an adverse effect on the value of the Group's financial assets and liabilities. The risk is accepted as being within the Group's agreed risk appetite given the relative materiality of the exposure.

The net exposure to foreign exchange risk through investment in overseas equities is currently small, and exposure through debt securities is limited due to the restrictions placed in investment mandates. For unit-linked contracts and with-profits policies (to the extent that currency risk on overseas equities held by the with-profits funds are only partially hedged), currency risk is borne by the policyholder. As noted above, the shareholders are subject to currency risk only to the extent that income from policyholder funds is based on the value of the financial assets held in those funds. The liability for non-linked insurance contracts in currencies other than Sterling is immaterial.

iii)
Interest rate risk

The Group is exposed to fair value interest rate risk where changes to interest rates result in changes to fair values rather than cash flows, for example fixed interest rate loans and assets. Conversely, floating rate loans expose the Group to cash flow interest rate risk. The Group makes use of derivatives to manage interest rate risk. In the case of swaps the Group holds both:

•
receiver interest rate swaps (where fixed payments are received in return for floating payments being paid)—increases to interest rates increase cash flows payable and reduce fair value; and

•
payer interest rate swaps (where floating payments are received in return for fixed payments being paid)—reductions to interest rates reduce cash flows receivable and reduce fair value.

Both types of swaps are held in order to reduce the net asset-liability rate risk which would otherwise arise.

Bond-related performance benchmarks within fund mandates are generally set so that asset profiles broadly match liability profiles and hence the interest rate risk is minimised. However in FAL assets have been invested deliberately in bonds with a shorter duration than the company's liabilities. Interest rate swaps have then been put in place to reduce the reinvestment risk which would otherwise arise.

Day-to-day investment decisions around the management of interest rate risk and its impact on the value of FLL's investments are largely undertaken on behalf of FLL by F&C, within the boundaries set by fund mandates. In its decision-making on gilt and corporate bond investments, F&C will assess the extent of interest rate risk allowed by the fund as set out in the fund objectives and relative to the defined performance benchmarks.

Management of interest rate risk for the investments managed by AXA IM is largely undertaken by FLG's ALM function, which is responsible for monitoring and managing net asset-liability interest rate risk across all of the FLG businesses.

The Group may also be exposed to interest rate risk on its strategic investments, and on any debt issuance. As part of any proposal for strategic investment or debt capital raising, the interest rate risk to which the Group is exposed will be given careful consideration as one of the factors impacting on the final recommendation. Ultimate approval for any strategic investments or debt raising rests with the Board.

iv)
Volatility risk

The Group is exposed to the risk of loss or of adverse change in its financial position arising from changes in the market implied volatility used to value its realistic liabilities.

Swaptions and equity put options are held to mitigate interest rate volatility and implied equity volatility risk impacting the value of guarantees offered by the Group's insurance businesses.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

c)    Credit risk

Credit risk includes the following seven elements:

•
investment credit risk—financial loss arising from a change in the value of an investment due to a rating downgrade, default,

•
or widening of credit spread. Changes in credit spreads are also affected by the liquidity of the stock and market expectations in respect of whether any option embedded within it will be exercised, but since the liquidity and effects related to embedded options are usually closely related to credit risk, these risks are managed as credit risk;

•
derivative counterparty risk—financial loss arising from a derivative counterparty's default, or the deterioration of the derivative counterparty's financial position;

•
reinsurance counterparty risk—financial loss arising from a reinsurer's default, or the deterioration of the reinsurer's financial position;

•
deposit risk—financial loss arising from a deposit institution's default, or the deterioration of the deposit institution's financial position;

•
loan risk—financial loss arising from a debtor's inability to repay all, or part, of its loan obligations or the deterioration of the debtor's financial position;

•
country risk—financial loss arising from economic agents in a sovereign foreign country, including its government, being unable or unwilling to fulfil their international obligations due to a shortage of foreign exchange or another common reason such as currency inconvertibility; and

•
settlement risk—financial loss arising from the failure or substantial delay of an expected settlement in a transfer system to take place, due to a party other than the Group defaulting/not delivering on its settlement obligations.

The life and pensions businesses will take on investment credit risk and loan risk when it is deemed financially beneficial to do so in support of their financial objectives.

The Group is exposed to investment credit risk on its investment portfolio (in line with the Group's risk appetite), primarily from investments in corporate bonds and asset backed securities. Creditworthiness assessment for new and existing investments is largely undertaken on behalf of the Group by F&C and AXA IM. In their decision making, F&C or AXA IM (as appropriate) assesses the extent of investment credit risk allowed by each fund as set out in the fund mandates and relative to defined performance benchmarks.

The majority of the Group's corporate bond portfolio is highly rated (see table on page 193).

Derivatives purchased over the counter have the potential to expose the Group to substantial credit risk but this risk is significantly reduced through collateral arrangements with counterparties. FLG's ALM function is responsible for recommending derivative strategies to the FLG board, and assisting other finance teams to put in place the appropriate internal management processes. The Group endeavours only to transact over the counter derivatives with highly rated counterparties.

The Group is exposed to reinsurance counterparty risk of three different types:

•
as a result of debts arising from claims made but not yet paid by the reinsurer;

•
from reinsurance premium payments made to the reinsurer in advance; and

•
as a result of reserves held by the reinsurer which would have to be met by the Group in the event of default.

In addition, there is potential for the Group's credit risk exposure to increase significantly under adverse insurance risk events, e.g. if one of the insurance companies within the Group received a large number of claims for which it needed to recover amounts from its reinsurers. In order to mitigate reinsurance counterparty risk, the Group gives consideration to the credit quality of a reinsurer before incepting a reinsurance treaty. To facilitate this process, a list of acceptable reinsurers is maintained.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

The Group is exposed to credit risk on the balances deposited with banks in the form of cash, certificates of deposit and money market instruments. Money market instruments issued by parties other than banks such as commercial paper are also covered under this heading. The primary risk is borrower quality; this is mitigated by limiting holdings in any one issuer.

In certain, limited circumstances, Lombard is exposed to deposit risk:

•
of custodian banks relating to unit-linked policyholder cash positions; and

•
for cash amounts held on behalf of unit-linked policyholders for premium proceeds with respect to policies not yet issued, and withdrawal/surrenders/death claim proceeds not yet paid to beneficiaries.

Companies in the Group are exposed to loan risk in several different areas, the most material of which are:

•
loans to Independent Financial Advisors ("IFAs") as part of strategic investments;

•
other strategic loans;

•
loans to appointed representatives;

•
loans to brokers;

•
agency debt (including debt arising as a result of clawback of commission);

•
policyholder debt; and

•
rental income due.

In general, these quantitative credit exposures are relatively low but they can bear relatively high likelihoods of default.

The Group is exposed to country risk in a number of key areas, the most significant of which is bonds issued by foreign governments in non-domestic currency. The mandates that govern all F&C and AXA IM managed funds restrict the purchase of foreign government bonds to only those that exceed a minimum level of creditworthiness.

The management of country risk on the creditworthiness of the investments is largely undertaken on behalf of the Group by F&C and AXA IM. Counterparties are assessed on an individual basis, including the counterparty's sensitivity to a sovereign debt crisis in its country of domicile.

Settlement risk is a form of credit risk that arises at the settlement of a transaction, as a result of a counterparty failing to perform its obligations. The Group is exposed to settlement risk in the following key areas:

•
bank transfers, including foreign exchange transactions;

•
the purchase or sale of investments;

•
the purchase or sale of property;

•
the purchase, sale or expiry of exchange-traded derivatives or the transfer of periodic payments under these contracts; and

•
the settlement of derivative contracts.

Objectives in managing credit risk

To mitigate credit risk:

•
investment mandates for many funds have a prescribed minimum credit rating of bonds that may be held and generally prohibit investment in bonds of below specified minimum ratings, subject to some discretion where assets are downgraded. Investing in a diverse portfolio reduces the impact from individual companies defaulting;

•
counterparty limits are set for investments, cash deposits, foreign exchange trade exposure and stock lending;

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

•
all over the counter derivative transactions are covered by collateral, with minor exceptions;

•
the Group regularly reviews the financial security of its reinsurers; and

•
in some cases, derivatives are held to protect against the risk of credit default or internal hedge solutions have been implemented.

The exposure to individual counterparties is limited to specific percentages of total non-linked assets in the long term fund, based on regulatory categorisation of counterparties.

Concentrations of credit risk might exist where the Group has significant exposure to a group of counterparties with similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions.

Lombard deposits cash amounts with custodian banks. The deposit risk is managed by diversification across a number of custodian banks, holdings via diversified monetary collective funds, longer term balances being held in highly rated and/or state-backed custodian banks and via, in some cases, clients' acceptance of the risk in general policy conditions.

An indication of the Group's exposure to credit risk is the quality of the investments and counterparties with which it transacts. The Group is most exposed to credit risk on debt and other fixed-income securities, derivative financial instruments, deposits with credit institutions, reinsurance arrangements and cash and cash equivalents. Debt and other fixed-income securities mainly comprise government bonds and corporate bonds. The Group monitors the quality of its corporate bonds and sovereign debt holdings.

The following table gives an indication of the level of creditworthiness of those categories of assets which are neither past due nor impaired and are most exposed to credit risk using principally ratings prescribed by Standard & Poor's and Moody's. Assets held within unit-linked funds have been excluded from the table below as the credit risk on these assets is borne by the policyholders rather than the shareholders. The carrying amount of assets included in the statement of financial position represents the maximum credit exposure.

As at 31 December 2011	AAA	AA	A	BBB	BB	B	Not rated	Total	Collateral held
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate bonds	2,081	3,189	4,328	3,360	212	33	227	13,430	—
Asset-backed securities	819	907	705	431	135	14	49	3,060	—
Derivative financial instruments	—	68	800	—	—	—	—	868	643
Reinsurance assets	—	3,129	83	—	—	—	1	3,213	—
Deposits with credit institutions	—	—	—	—	—	—	—	—	—
Cash and cash equivalents	1,278	1,079	1,631	19	—	—	5	4,012	—
Insurance and other receivables	—	—	—	—	—	—	265	265	—
Total	4,178	8,372	7,547	3,810	347	47	547	24,848	643
%	17%	34%	31%	15%	1%	0%	2%	100%	—

As at 31 December 2010	AAA	AA	A	BBB	BB	B	Not rated	Total	Collateral held
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate bonds	2,876	3,196	4,147	2,645	315	57	269	13,505	—
Asset-backed securities	560	825	622	289	110	2	97	2,505	—
Derivative financial instruments	46	141	245	—	—	—	—	432	306
Reinsurance assets	—	2,349	287	—	—	—	1	2,637	—
Deposits with credit institutions	—	3	—	—	—	—	—	3	—
Cash and cash equivalents	2,004	988	1,225	36	—	—	6	4,259	—
Insurance and other receivables	—	—	—	—	—	—	976	976	—
Total	5,486	7,502	6,526	2,970	425	59	1,349	24,317	306
%	23%	31%	27%	12%	2%	0%	5%	100%

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

The Group holds collateral in respect of over the counter derivatives. Such collateral held by the Group consists of gilts, non-sterling government bonds and cash. Collateral is valued at bid price.

The direct exposure of the Group to the debt of the governments and companies of Ireland, Portugal, Italy and Spain (being countries where the risk of credit default is perceived as higher) in shareholder and annuity funds at 31 December 2011 and 2010 is set out in the table below (to the nearest £million). There is no exposure to Greece. Where the Group holds securities issued by financial companies, it has considered the company's financial strength and the ability of the domicile government to provide financial support in the event of stress.

	2011			2010
As at 31 December	Govt. debt	Corporate debt	Total	Govt. debt	Corporate Debt	Total
	£m	£m	£m	£M	£m	£m
Ireland	—	39	39	—	50	50
Portugal	—	10	10	—	14	14
Italy	6	154	160	7	221	228
Spain	—	167	167	—	159	159
Total	6	370	376	7	444	451

The following table shows the amounts of insurance receivables and loans that were impaired and the amounts of insurance receivables and loans that were not impaired but either past due or not past due at the end of the year. No other financial assets were either past due or impaired at the end of the year. However, some issuers of subordinated bonds in which the Group has holdings have suspended or announced that they intend to suspend the payment of coupons. Assets held in unit-linked funds have been excluded from the table.

	2011		2010
As at 31 December	Insurance receivables	Loans	Insurance receivables	Loans
Financial assets that are neither past due nor impaired	91.55%	100%	93.34%	100%
Financial assets that are past due:
0 - 3 months past due	4.44%		0.53%
3 - 6 months past due	0.22%		0.13%
6 - 12 months past due	3.14%		0.13%
Impaired financial assets for which provision is made	0.65%		5.87%
Total before provision for impairment (£m)	923	5	751	677

For the majority of over the counter derivative transactions undertaken by the Group, collateral is received from the counterparty if the sum of all contracts held with the counterparty is in-the-money (i.e. it is being valued as an asset). The Group has a legal right to this collateral if the counterparty does not meet its obligations but has no economic benefit from holding the assets and the counterparty may substitute at any time the collateral delivered for another asset of the same value and quality. It is repayable if the contract terminates or the contract's fair value falls. Contractual agreements between the Group and each counterparty exist to protect the interests of each party, taking into consideration minimum threshold, asset class of collateral pledged and the frequency of valuation. At 31 December 2011, the fair value of such collateral held was £643 million (2010: £306 million). No collateral received from any counterparty has been sold or repledged (2010: nil).

Reinsurance assets include an amount of £1,800 million (2010: £1,666 million) which relates to a reinsurance agreement with Swiss Re, as set out in note 31. The asset is secured by a collateral arrangement with HSBC offering protection should any counterparty supporting the reinsurance agreement default. An Investment Management Agreement is in place between FLL and Swiss Re to govern the suitability of collateral assets. As at 31 December 2011, the value of such collateral was £1,807 million (2010: £1,674 million).

The value of the reinsurance and underlying collateral are reviewed annually to ensure that the future payments received from the loan note continue to match the best estimate liability cash flows.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

d)    Liquidity risk

Liquidity risk is the risk that an entity, although solvent, either does not have sufficient financial resources available to it in order to meet its obligations when they fall due, or can secure them only at excessive cost.

The Group faces two key types of liquidity risk:

•
shareholder liquidity risk (liquidity within funds managed for the benefit of shareholders, including shareholders' interests in long-term funds); and

•
policyholder liquidity risk (liquidity within funds managed for the benefit of policyholders).

The Group will meet shareholder liquidity needs arising in a number of key areas. For example:

•
the ability to support the liquidity requirements arising from new business;

•
the capacity to maintain dividend payments/loan repayments and interest etc;

•
the ability to deal with the liquidity implications of strategic initiatives, such as merger and acquisition activity;

•
the capacity to provide financial support across the Group; and

•
the ability to fund its day-to-day cash flow requirements.

The overall objective of shareholder liquidity risk management is to ensure that there is sufficient liquidity over short (up to one year)and medium time horizons to meet the needs of the business.

For policyholder funds, liquidity needs arise from a number of potential areas, including:

•
a short-term mismatch between cash flows arising from assets and cash flow requirements of liabilities;

•
having to realise assets to meet liabilities during stressed market conditions;

•
investments in illiquid assets such as property and private placement debt;

•
higher than expected levels of lapses/surrenders caused by economic shock, adverse reputational issues or other events; and

•
higher than expected payments of claims on insurance contracts.

The overall objective of policyholder liquidity risk management is to ensure that sufficient liquid funds are available to meet cash flow requirements under all but the most extreme scenarios (the exception being the property funds where a six month notice period may be required for switches and withdrawals).

Liquidity risk is managed in the following way:

•
forecasts are prepared regularly to predict required liquidity levels over both the short and medium term;

•
a credit facility with a syndicate of banks exists to enable cash to be raised in a relatively short time-span;

•
credit risk of cash deposits is managed by applying counterparty limits and imposing restrictions over the credit ratings of third parties with whom cash is deposited;

•
assets of a suitable maturity and marketability are held to meet policyholder liabilities as they fall due;

•
the implementation of temporary restrictions on the withdrawal of funds such as extension of the notice periods of switches and restrictions of withdrawals from property funds; and

•
in connection with potential future acquisitions the Group may fund such transactions by the issuance of new shares, rights issues, debt funding, use of existing internal resources or a combination thereof.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

The Group benefits from a £500 million (2010: £500 million) multi-currency revolving credit facility with Barclays Bank plc, Royal Bank of Canada, HSBC Bank plc and The Royal Bank of Scotland plc, with Barclays Bank plc as agent, entered into on 24 June 2010. If a third party, who does not presently have control of the Group, acquires such control, the Group must notify the agent immediately. In this circumstance, the lenders are not obliged to fund utilisation and may notify the agent to cancel their commitments under the facility. This would have the effect of rendering all of their loans repayable within 10 business days from the date of notice. As at the date of this report, the facility remains undrawn.

The following table details the undiscounted contractual net cash flows in respect of financial and insurance liabilities. Where contracts have a surrender value (i.e. the policy is theoretically payable on demand), the current surrender value is disclosed within the "within one year or payable on demand" column.

	Contractual undiscounted cash flows
Year ended 31 December 2011	Carrying value	Within 1 year or payable on demand	1 - 5 years	More than 5 years
	£m	£m	£m	£m
Non-derivative financial liabilities
Insurance contracts	37,264	21,297	3,458	17,031
Investment contracts	75,191	75,191	—	—
Loans and borrowings:
—Principal	1,195	123	271	801
—Interest	—	94	336	346
Due to reinsurers	1,800	118	457	1,861
Net asset value attributable to unit-holders	1,173	1,173	—	—
Insurance payables and other payables	667	634	10	23
Derivative financial liabilities
Interest rate swaps	114	2	17	95
Inflation rate swaps	50	—	—	50
Futures backing equities	24	24	—	—
Credit default swaps	2	—	1	1
Cross-currency swaps	63	—	11	52
Futures—fixed-interest	21	21	—	—
Forward currency contracts	13	13	—	—

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

	Contractual undiscounted cash flows
Year ended 31 December 2010	Carrying value	Within 1 year or payable on demand	1 - 5 years	More than 5 years
	£m	£m	£m	£m
Non-derivative financial liabilities
Insurance contracts	35,081	20,465	2,786	16,719
Investment contracts	72,411	72,411	—	—
Loans and borrowings:
—Principal	1,212	186	653	373
—Interest	—	87	348	401
Due to reinsurers	1,666	119	464	2,009
Net asset value attributable to unit-holders	1,173	1,173	—	—
Insurance payables and other payables	710	657	23	30
Derivative financial liabilities
Interest rate swaps	75	—	18	57
Cross-currency swaps	23	23	—	—
Credit default swaps	4	—	1	3
Contractual undiscounted cashflows—cross-currency swaps	46	—	10	36
Futures—fixed-interest	2	2	—	—
Forward currency contracts	15	15	—	—

Amounts expected to be settled from the unallocated surplus are excluded from the analysis above as there is no contractual obligation to settle the liability. Of the carrying amount on the balance sheet in respect of the unallocated surplus, £586 million (2010: £1,051 million) is expected to be settled more than 12 months after the balance sheet date.

e)    Insurance risk

Insurance risk consists of the following areas:

•
mortality risk—risk of loss arising due to policyholder death experience being different from expectations; or for annuities, risk of annuitants living longer than expected (called annuity longevity risk);

•
morbidity risk—risk of loss arising due to policyholder health experience being different from expectations;

•
persistency risk—risk of loss arising from lapse experience being different from expectations;

•
expense risk—risk of loss due to expense experience being different from expectations; and

•
option risk—risk of loss arising from experience of take-up of options and guarantees being different from expectations.

The Group's life and pensions businesses actively pursue mortality risk, longevity risk and morbidity risk in those areas where it believes it has a competitive advantage in managing these risks to generate shareholder value (without compromising the interests of policyholders, and the need to treat customers fairly). Persistency risk, expense risk and option risk are taken on when it is deemed financially beneficial for the organisation to do so, or where the taking of these risks is in support of the Group's strategic objectives.

Underpinning the Group's management of insurance risk is:

•
adherence to an approved underwriting policy that takes into account the level of risk that the Group is prepared to accept;

•
controls around the development of products and their pricing; and

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

•
regular analysis of actual mortality, morbidity and lapse experience which feeds into the development of products and policies. If the analysis changes expectations of future liability cash flows, periodic adjustments are made to asset cash flows to maintain the asset liability match.

Risks in excess of agreed underwriting limits may be reinsured. The Group's objective is to purchase reinsurance in the most cost-effective manner from reinsurers whose creditworthiness is deemed appropriate.

Substantially all insurance contracts, and the majority of the combined insurance and investment contract portfolio, are written in the UK and so results are sensitive to changes in the UK insurance market and tax regime. Otherwise the Group sells a diverse range of products to a diverse group of people.

Note 26 describes the main insurance contracts written by the Group and the basis of setting assumptions in measuring insurance liabilities which will take into account the risks above. The following sections describe how policy cash flow risks are managed.

i)
Mortality and morbidity risk

Life assurance

Most insurance policies other than annuities and deferred annuity policies include life assurance. When pricing policies, an assumption is made as to the likelihood of death during the policy term and this assumption is reviewed as part of the annual valuation of policies. To the extent that actual mortality experience is worse than that anticipated in pricing (and subsequently in the insurance liability valuation) a loss will be made. The risk is greater for those policies such as term assurance where the maturity or surrender benefit is small in relation to the death benefit. Other policies which have a savings element, such as endowment assurance, have significant liabilities relating to the maturity benefit, particularly as the policy approaches maturity. Contractual terms for unit-linked and unitised with-profits products include provision for increases in mortality charges.

Critical illness

The Group writes a number of critical illness policies that pay out in the event of a policyholder's ill-health. As for life assurance, the amount payable on ill-health can be significantly higher than the amount payable if the policy is surrendered.

Income protection

The two main risks related to income protection are an increase in the frequency of claims (the inception rate) and an increase in the average length of the claim (a reduction in recovery rate). Most income protection policies are regular premium with the premium and cover fixed at inception. Some group policies allow premiums to be reviewed but the premium rates are usually guaranteed for two years.

Annuities

If annuitants live longer than expected on average, profits will reduce. In most cases there is an initial guarantee period in which, in the event of death, annuity payments continue to be made to dependants or the policyholder's estate and many policies are written so that when the first life dies the benefit continues, often at a reduced level. These features tend to reduce the volatility of results to random fluctuations in experience but not the impact of a general increase in longevity.

Deferred annuities are subject to a similar risk from the impact of longevity, the only difference being that the risk of adverse impact is greater given that the annuity is payable further into the future. However, most of these policies are with-profits and the impact would be offset by a reduction in the unallocated surplus, with relatively little resulting impact on shareholder profits.

Annuity risk was reduced through a reinsurance agreement with Swiss Re put in place in April 2007. The agreement covers annuity contracts written between July 2001 and December 2006 within FLPL. The

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Swiss Re agreement covers annuity contracts valued at £1,800 million at 31 December 2011 (2010: £1,666 million).

Longevity risk within FLC and the FLAS with-profits funds was reduced by a three stage project during 2009 and 2010 to reinsure the annuity business with external parties. The agreement reinsures 95% of the longevity risk in respect of £3 billion of annuity liabilities in FLC and a further £2 billion of annuity liabilities in FLAS.

ii)
Persistency and policyholder behaviour risk

Persistency experience varies over time as well as from one type of contract to another. Factors that will cause lapse rates to vary over time include changes in investment performance of the assets underlying the contract where appropriate, regulatory changes that make alternative products more attractive (or incentivise advisors to be more or less active in recommending policyholders to switch provider), customer perceptions of the insurance industry in general and the Group in particular, and the general economic environment.

The valuation of the Group's guarantees and options is described in note 26. As stated in that note, the cost of guaranteed annuity options is dependent on decisions made by policyholders such as policy discontinuance and tax-free cash take-up.

These assumptions are set by reference to recent experience.

iii)
Expense risk

Although under IFRS 4 expense risk is not a component of insurance risk, it is an important policy cash flow risk in the context of insurance and investment contracts.

The whole of the impact of changes in expense levels is borne by shareholders with the following exceptions:

•
the charges made to the FLL FP with-profits fund for managing policies are due to be reviewed in 2014 to reflect market rates at that time. Pre-demutualisation with-profits policyholders will bear the impact of any resulting changes to charges;

•
new FPLAL closed fund with-profits policyholders bear the full expense risk for the fund; and

•
FLC, FLAS and WLUK with-profits funds have a fee agreement with FLSL, under which increased expenses may be passed on to the funds provided independent review of the proposed expenses shows they are in line with market rates.

Contractual terms for unit-linked and unitised with-profits products include provision for increases in charges. Certain expenses (such as fees and commissions) are fixed at the time a contract is written.

Friends Life follows a heavily outsourced operating model which assists in the management of expense risk by contractualising and variabilising the cost base. During 2011, Friends Life announced a major deal to outsource further parts of its operations to Diligenta and service commenced on 1 March 2012. While such deals seek to deliver cost savings and greater certainty in relation to expenses, risks nevertheless remain that expense savings will not emerge as expected.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

29.  Investment contracts

Movement in investment contracts liabilities

For the year ended 31 December	2011	2010
	£m	£m
At 1 January	72,411	40,495
Acquired through business combinations	5,195	25,031
Premiums	6,775	6,253
Claims	(7,323)	(4,527)
Investment return, annual management charges and other expenses	(1,509)	5,648
Foreign exchange adjustments	(358)	(489)
At 31 December	75,191	72,411
Analysed as follows:
Unit-linked contracts	65,259	62,492
Policies with DPF	9,457	9,123
Other	475	796
Total investments contract liabilities	75,191	72,411
None of the movement in liabilities is attributable to changes in credit risk of the liabilities. Investment return of £495 million loss (2010: £5,863 million profit) is included within the income statement arising from movements in investment contract liabilities.

Included in the carrying amount above, £69,455 million (2010: £66,973 million) is expected to be settled more than 12 months after the balance sheet date.

30.  Loans and borrowings

The Group's loans and borrowings are as follows:

	Coupon	2011	2010
	%	£m	£m
Subordinated liabilities:
Lombard undated subordinated loans	Various	2	3
£162 million LT2 subordinated debt 2021	12.00	183	186
£500 million LT2 subordinated debt 2022	8.25	496	—
Deferred consideration notes
Series A deferred consideration notes	6.00	232	300
Series B deferred consideration notes	7.25 - 6.50	191	200
Reinsurance:
Lombard financial reinsurance treaties	Various	8	15
Friends Provident International financial reinsurance treaties	Various	64	29
Other:
Acquisition finance facility	Various	—	400
Amounts owed to credit institutions (overdrafts)		19	79
Total loans and borrowings		1,195	1,212

Unless otherwise stated below, the carrying values of interest bearing loans and borrowings closely approximate fair value.

Subordinated liabilities

The FLG LT2 subordinated debt 2021 is irrevocably guaranteed on a subordinated basis by FLL. This debt is carried at amortised cost based on the fair value at the date of acquisition of Friends Provident by FLG. The fair value of this subordinated debt is £182 million.

On 21 April 2011, FLG issued a £500 million LT2 subordinated debt instrument with a coupon of 8.25% and a maturity of 2022, which is guaranteed on a subordinated basis by FLL. This debt is carried at

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

amortised cost being £500 million principal less capitalised issue costs of £4 million. The fair value of this subordinated debt is £450 million.

Deferred consideration notes

On 15 September 2010, the Company issued fixed rate, unsecured deferred consideration notes with an aggregate principal amount of £500 million to AXA UK in connection with the acquisition of the AXA UK Life Business. These DCNs constitute senior, unsecured and unsubordinated obligations of the Company.

The original terms of the Series A DCNs were that they be redeemed by payment of £60 million on 30 September each year from 2011 to 2015. A deed of amendment was made on 2 June 2011 changing the annual payment date from 30 September to 31 May each year from 2011 to 2015. The Series A coupon rate remains at 6% throughout the loan period.

The original terms of the Series B DCNs were that they be redeemed by payment of £2.5 million on 30 September each year from 2011 to 2015, followed by payments of £62.5 million on each of the subsequent three anniversaries to 2018. The Series B coupon rate commenced at 7.25% and was to reduce in incremental amounts annually on 30 September each year to a rate of 6.50% on September 2015. Thereafter, the rate remains fixed at 6.50% for the three years to the final repayment date of 30 September 2018. A deed of amendment was made on 2 June 2011 changing the annual payment date (and annual date for reducing the rate of interest) from 30 September to 31 May each year. The final repayment will be made on 31 May 2018.

In addition to the scheduled repayments of principal described above, the Company may at any time redeem the DCNs in full or in part and is required to repay the DCNs in full or in part on occurrence of certain specified events.

The DCN agreements provide that if the Company pays cash distributions to its shareholders above a prescribed threshold in any calendar year, this will trigger an acceleration in the repayment of the outstanding principal. This accelerated repayment will then be deducted proportionately from all future scheduled principal repayments. During the year, in addition to the scheduled repayment of £62.5 million, an accelerated repayment of £14.4 million was made. The accelerated repayment was triggered by the incremental cash distributed to shareholders during the 2011 share repurchase programme therefore, the scheduled future repayments in the Series A DCNs are reduced to £58 million per annum for the next four years; on the Series B DCNs, they are reduced to £2.4 million per annum until 2015, and to £60.5 million per annum for the following three years to 2018.

Financial reinsurance

FLL has two financial reinsurance contracts with Munich Reinsurance Company UK Limited ("Munich Re") to finance new German unit-linked pensions business written in the years ended 31 December 2010 and 2011 respectively. The total amount owed to Munich Re under these financial reinsurance arrangements as at 31 December 2011 was £40 million (31 December 2010: £29 million).

On 30 June 2011, FPIL entered into a financial reinsurance agreement with Munich Re to finance new Hong Kong Premier regular premium savings business written since 1 January 2011. The amount owed to Munich Re as at 31 December 2011 was £24 million.

Other

On 24 June 2010, RHG and the Company entered into an acquisition finance term loan facility agreement with Barclays Bank plc and Royal Bank of Canada to fund part of the consideration payable for the AXA UK Life Business. The acquisition finance facility was issued on 13 September 2010 with a maturity date extendable to 30 June 2012. On 21 April 2011, the loan was fully repaid with funds provided by the £500 million LT2 subordinated debt 2022 referred to above.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Amounts owed to credit institutions (overdrafts) includes £7 million (2010: £23 million) relating to credit balances held within OEICS that have been consolidated as the Group holding is 50% or more. Such overdrafts are fully repayable out of the assets of the OEICS.

FLG benefits from a £500 million (2010: £500 million) multi-currency revolving credit facility with Barclays Bank plc, Royal Bank of Canada, HSBC Bank plc and The Royal Bank of Scotland plc, with Barclays Bank plc as agent, entered into on 24 June 2010. The facility is guaranteed by FLL. If a third party, who does not presently have control of the Group, acquires such control, the Group must notify the agent immediately. In this circumstance, the lenders are not obliged to fund utilisation and may notify the agent to cancel their commitments under the facility. This would have the effect of rendering all of their loans repayable within ten business days from the date of notice. As at the date of this report, the facility remains undrawn.

Total interest-bearing loans and borrowings are repayable as follows:

As at 31 December	2011	2010
	£m	£m
Within one year or on demand	123	586
Between one and two years	79	63
Between two and three years	67	63
Between three and four years	63	63
Between four and five years	61	63
In more than five years	802	374
Total loans and borrowings	1,195	1,212

Included in the carrying amount above, £1,072 million (2010: £626 million) is expected to be settled more than 12 months after the balance sheet date.

Total interest expense for financial liabilities not measured at fair value through profit or loss, which arises solely from interest-bearing loans and borrowings, is £105 million (2010: £59 million).

31.  Amounts due to reinsurers

During April 2007, FLPL entered into a reinsurance treaty with Windsor Life Assurance Company Limited, a subsidiary of Swiss Re. The agreement, which took effect from 1 January 2007, reinsures the mortality and investment risk, but not expense risk, of 100% of FLPL's in-force post-demutualisation annuity books as at 31 December 2006. Business written after 31 December 2006 is not reinsured under the treaty. The liability due to Swiss Re represents future reassurance premiums payable and is accounted for as a financial liability at fair value through profit or loss, thereby avoiding a mismatch with the assets backing the liability. Reassurance premium payments are funded from the fixed return on an investment in a collateralised HSBC Amortising Note, purchased with a transfer of the assets previously backing the annuity policies.

Included in the carrying amount of £1,800 million (2010: £1,666 million) is £1,682 million (2010: £1,548 million) that is expected to be settled more than 12 months after the balance sheet date.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

32.  Net asset value attributable to unit-holders

The movements in the value of third-party interests in open-ended investment companies and unit trusts that are consolidated by the Group are as follows:

For the year ended 31 December	2011	2010
	£m	£m
At 1 January	1,173	668
Acquired through business combinations	(28)	377
Share of total return in the period	(48)	139
Share of distributions in the period	(27)	(20)
Amount paid on issue of shares	546	474
Disposals	(52)	(29)
Amount received on cancellation of shares	(391)	(436)
At 31 December	1,173	1,173

The carrying value of net asset value attributable to unit-holders approximates fair value. The amount acquired through business combinations in 2011 represents WLUK's investments that were classed as third-party interests at 31 December 2010 but which, following the acquisition of WLUK in 2011, are no longer externally held.

33.  Provisions

For the year ended 31 December 2011	Review of mortgage endowment and pension sales	Separation and integration costs	Other	Total
	£m	£m	£m	£m
At 1 January 2011	9	14	198	221
Acquired through business combinations	3	—	5	8
Charged in the period	11	19	48	78
Released in the period	—	(2)	(30)	(32)
Utilised in the period	(12)	(14)	(21)	(47)
At 31 December 2011	11	17	200	228

For the year ended 31 December 2011	Review of mortgage endowment and pension sales	Separation and integrated costs	Other	Total
	£m	£m	£m	£m
At 1 January 2011	14	—	58	72
Acquired through business combinations	—	—	155	155
Charged in the period	6	14	29	49
Released in the period	(1)	—	(7)	(8)
Utilised in the period	(10)	—	(37)	(47)
At 31 December 2011	9	14	198	221

Included in the carrying amount above, £150 million (2010: £172 million) is expected to be settled more than 12 months after the balance sheet date.

a)    Review of mortgage endowment and pension sales

Provision has been established for the estimated likely cost of redress, including administrative costs, arising from the review of the suitability of mortgage endowment policies and from the review of pension sales. In addition to the accounting provision of £11 million (2010: £9 million), an actuarial reserve of £5 million (2010: £5 million) was held in respect of estimated further complaints.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

b)    Separation and integration costs

As part of the respective purchase agreements, the Group will incur various costs to separate the businesses purchased from AXA UK plc, Bupa Investments Limited and its parent, Bupa Finance plc, and to integrate the businesses within the Group. At the year end, the Group has provided £4 million (2010: £10 million) for separation costs where the Group has an onerous commitment to separation activities and the separation plans are sufficiently progressed. In addition, £13 million (2010: £4 million) has been provided against reorganisation activities where the FLG board has approved the plans.

c)    Other

Other provisions reflect the addition of £5 million (2010: £155 million) arising directly from the acquisitions. The balance of £200 million (2010: £198 million) includes lapse provisions within Sesame Bankhall of £21 million (2010: £19 million), provisions for vacant property of £19 million (2010: £16 million), and £145 million (2010: £144 million), in respect of potential costs that may be incurred by the acquired AXA UK Life Businesses. These include provisions for policyholder compensation in the normal course of business other than in respect of pension and endowment sales, bad debts, commission clawbacks and non-income tax related repayments. It also includes a provision related to certain aspects of the administration by the acquired AXA UK Life Business of defined benefit pension schemes.

34.  Insurance payables, other payables and deferred income

As at 31 December	2011	2010
	£m	£m
Creditors arising out of direct insurance operations	70	94
Creditors arising out of reinsurance operations	55	64
Accruals and deferred income	225	171
Investments purchased for subsequent settlement	20	138
Deferred front-end fees	38	28
Derivative contracts	287	165
Other payables	321	243
Total insurance payables, other payables and deferred income	1,016	903

Included in the carrying amount above, £260 million (2010: £85 million) is expected to be settled more than 12 months after the balance sheet date. All insurance payables, other payables and deferred income balances are carried at cost, which approximates to fair value, with the exception of derivative contract liabilities which are carried at fair value.

35.  Share capital

The authorised share capital of the Company is represented by an unlimited number of ordinary shares of no par value.

	2011		2010
Issued and fully paid	Number of shares	£m	Number of shares	£m
	(million)		(million)
Shares of no par value fully paid	1,376.2	4,135	1,452.6	4,413
Transaction costs, net of income tax	—	—	—	(76)
Own shares held by the Group	(2.7)	(7)	(8.6)	(20)
Total at 31 December	1,373.5	4,128	1,444.0	4,317

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Changes to share capital during 2011

	31 December 2011
Issued and fully paid	Number of shares	Share capital
	(million)	£m
Opening share capital	1,452.6	4,337
Own shares held by the Group	(8.6)	(20)
Adjusted opening share capital	1,444.0	4,317
Shares in respect of scrip dividend (final 2010)	13.6	41
Share repurchase	(93.0)	(250)
Shares issued in respect of scrip dividend (interim 2011)	3.0	7
Reduction in own shares held by the Group	5.9	13
Closing share capital	1,373.5	4,128

In October 2011, the Company completed a repurchase exercise of 93.0 million shares. The total value of shares repurchased and cancelled was £250 million.

All ordinary shares in issue in the Company rank parri passu and carry the same voting rights and rights to receive dividends and other distributions declared or paid by the Company.

36.  Other reserves

Other reserves included in equity attributable to equity holders of the parent are as follows:

For the year ended 31 December 2011	Capital reserve	Retained earnings	Foreign currency translation reserve	Total
	£m	£m	£m	£m
1 January 2011	1	1,923	(14)	1,910
Loss for the period	—	(62)	—	(62)
Actuarial loss on defined benefit scheme (net of tax)	—	(32)	—	(32)
Tax relief on STICS interest	—	7	—	7
Foreign exchange adjustments (net of tax) and other items	—	(1)	(10)	(11)
Share-based payments	—	6	—	6
Dividends	—	(274)	—	(274)
At 31 December 2011	1	1,567	(24)	1,544

For the year ended 31 December 2010	Capital reserve	Retained earnings	Foreign currency translation reserve	Total
	£m	£m	£m	£m
1 January 2010	1	1,310	(5)	1,306
Profit for the period	—	765	—	765
Actuarial loss on defined benefit scheme (net of tax)	—	(21)	—	(21)
Tax relief on STICS interest	—	9	—	9
Foreign exchange adjustments (net of tax) and other items	—	—	(9)	(9)
Share-based payments	—	4	—	4
Dividends	—	(144)	—	(144)
At 31 December 2010	1	1,923	(14)	1,910

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

37.  Non-controlling interests

As at 31 December	2011	2010
	£m	£m
2003 STICS	135	135
2005 STICS	183	183
Other	5	4
Total non-controlling interests	323	322

The STICS are carried at their fair value at the date of acquisition.

a)    Step-up tier 1 insurance capital securities

As a result of the acquisition of Friends Provident, the Group has external STICS which at the date of acquisition were an obligation of a subsidiary undertaking. These securities are described as the 2003 STICS and the 2005 STICS, respectively, reflecting the year in which they were issued.

Under IFRS, the STICS are accounted for as equity as there is no requirement to settle the obligation in cash or another financial asset. Consistent with this equity classification, interest on these instruments is not treated as an expense but as an appropriation of profit. However, given the operating nature of the interest payments on these securities, the Group has deducted the interest on the securities in computing the operating profit for the Group. No ordinary dividend can be paid if the STICS dividend is not paid. The STICS are presented in the financial statements as a non-controlling interest.

A summary of the principal terms of the STICS is set out in the following paragraphs.

2003 STICS

On 21 November 2003, Friends Life FPG Limited ("FPG") issued £300 million of STICS of which £210 million were outstanding at the date of acquisition, as noted below. If they pay out, they bear interest from November 2003 to November 2019 at a rate of 6.875% with interest payable in equal instalments in arrears on 21 May and 21 November of each year. The remaining STICS have no maturity date but will be redeemable at the option of FPG on 21 November 2019, thereafter on the coupon payment date falling on or nearest successive fifth anniversaries of this date. The STICS are perpetual securities and are not redeemable at the option of the holders at any time. The STICS are irrevocably guaranteed on a subordinated basis by FLL. The guarantee is intended to provide holders with rights against FLL in respect of the guaranteed payments which are as near as possible equivalent to those they would have had if the STICS had been directly issued preference shares of FLL. For each coupon period after 20 November 2019, the STICS will bear interest that is reset every five years.

2005 STICS

On 27 June 2005, FPG issued £500 million of STICS of which £268 million were outstanding at the date of acquisition, as noted below. They bear interest, if they pay out, from 30 June 2005 to 30 June 2015 at a rate of 6.292% with interest payable in arrears on 30 June of each year. The remaining STICS have no maturity date but will be redeemable in whole or part at the option of FPG on 1 July 2015, thereafter on every fifth anniversary of this date. The STICS are perpetual securities and are not redeemable at the option of the holders at any time. The STICS are guaranteed on a limited and subordinated basis by FLL. For each coupon period after 1 July 2015, the STICS will bear interest that is reset every five years.

Changes since issue

On 21 May 2009, FLG carried out a financial restructuring by exchanging £90 million of the 2003 STICS and £232 million of the 2005 STICS for £162 million 12% Sterling denominated fixed-rate LT2 subordinated debt due 2021, irrevocably guaranteed on a subordinated basis by FLL. The LT2 subordinated debt was valued at fair value at the date that Friends Provident was acquired by the Company and is subsequently measured at amortised cost using the effective interest method.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

In 2010, as a result of the Group's early adoption and application of IFRS 3 (revised): Business Combinations, the STICS were restated to their fair value as at the date of acquisition (previously they were carried at nominal value less cost and interest adjustments), with the 2009 comparative adjusted accordingly. This resulted in a reduction in the carrying value of £165 million.

On 15 December 2010, in connection with a simplification of group debt capital structure, FLG was substituted for FPG as the principal obligor. The STICS and LT238 subordinated debt continue to be guaranteed by FLL on the same terms and subject to the same conditions as prior to the substitution, and continue to be admitted to listing on the Official List of the UK Listing Authority and to trading on the regulated market of the London Stock Exchange.

b)    Other

Other non-controlling interest mainly relates to investments made by the senior managers of Lombard in that company.

The investments comprise holdings in Class B, C and D ordinary shares which generally do not have rights to receive a share of the annual profits of Lombard. The carrying value at 31 December 2011 is £5 million (31 December 2010: £4 million), and the increase in the year reflects new joiners to the scheme. In addition, RCAP Guernsey LP (a Guernsey Limited partnership) holds a 0.01% capital interest in Resolution Holdco No.1 LP.

38.  Contingent liabilities and commitments

a)    Contingent liabilities

In the normal course of its business, the Group is subject to matters of litigation or dispute. While there can be no assurances, at this time the directors believe, based on the information currently available to them, that it is not probable that the ultimate outcome of any of these matters will have a material adverse effect on the financial condition of the Group.

b)    Commitments

Operating leases where the Group is lessee

The Group leases a number of properties under operating leases. These leases typically run for a period of 50 years, with an option of renewal at the end of the lease. Lease terms include annual escalation clauses to reflect current market conditions.

The future minimum rentals payable under non-cancellable leases are as follows:

	2011			2010
	Land and buildings	Other	Total	Land and buildings	Other	Total
	£m	£m	£m	£m	£m	£m
Within one year	6	1	7	7	1	8
Between one and five years	15	1	16	17	1	18
In more than five years	19	—	19	26	—	26
Total operating lease payables	40	2	42	50	2	52

Other commitments

The Group has investment property commitments of £20 million (2010: £24 million) relating to ongoing construction, renovation costs and costs of acquiring existing properties.

The Group has potential commitments of £335 million (2010: £517 million) to venture capital vehicles (partnerships and similar vehicles) that allow exposure to private equity investments in UK, US and European markets. All investments are held under agreements between the private equity managers and the Group which have committed the Group to providing an agreed maximum level of funding to the managers to invest. As at 31 December 2011 there are still funds that have yet to be utilised that, under

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

the agreements, are still available to the private equity managers and hence classify as potential commitments.

The Group has entered into a number of outsourcing arrangements which have resulted in financial commitments amounting to £1,798 million as at 31 December 2011 (31 December 2010: £510 million). The average weighted years remaining on these outsourcing contracts is 15 years as at 31 December 2011 (31 December 2010: 15 years). Included within these amounts is the £1.3 billion outsourcing arrangement with Diligenta announced in November 2011.

39.  Business combinations

During the year the Group made two acquisitions. For both acquisitions, the values of assets acquired and liabilities assumed, recognised on acquisition are their estimated fair values. No contingent liabilities have been recognised on acquisition.

In determining the fair value of AVIF, the Group applied pre-tax discount rates to the associated cash flows for each acquired business of 6.7% for BHA and 9.0% for WLUK.

In determining the fair value of distribution and customer relationships acquired the Group applied pre-tax discount rates of 6.7% for BHA and 10.0% for WLUK to the associated cash flows for each intangible asset.

The gain of £116 million recognised as a result of the two acquisitions is attributable to the purchase price being at a discount to the fair value of the net assets acquired which is based on the market consistent embedded value of WLUK and BHA. The gain is reported within other income in the consolidated income statement.

a)    Acquisition of Bupa Health Assurance Limited

In January 2011, the Group through its subsidiary, FLL, acquired 100% of the shares in BHA, a life insurance company, from Bupa Investment Limited and its parent Bupa Finance plc. The Group acquired control of BHA on 31 January 2011, the date at which the last substantive condition to legal completion was satisfied, and has consolidated it from that point. The gross consideration paid in cash was £168 million compared to an announced price in October 2010 of £165 million. The increase in price reflects an additional £3 million of capital injected into BHA in December 2010 by British United Provident Association Limited.

In the period from the acquisition to 31 December 2011, BHA contributed revenue of £96 million and made a loss after tax of £11 million. If the acquisition had occurred on 1 January 2011, management estimate that consolidated revenue would have been £104 million, and the consolidated loss after tax for the year would have been £12 million. In determining these amounts, management has assumed that the fair value adjustments which arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2011.

The following summarises the consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

£m
Cash paid	168
Fair value of purchase consideration	168
Fair value of net assets acquired	(236)
Excess of the interest in the fair value of assets acquired over cost	(68)

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

The consolidated income statement includes £1 million within administrative and other expenses in relation to stamp duty payable on the shares acquired.

Identifiable assets acquired and liabilities assumed	Recognised values on acquisition
£m
Intangible assets:
Acquired value of in-force business	172
Other intangible assets	8
Financial assets	83
Reinsurance assets	83
Cash and cash equivalents	90
Current assets	30
Total identifiable assets	466
Insurance liabilities	157
Deferred tax liability	48
Other liabilities	25
Total identifiable liabilities	230
Net identifiable assets acquired and liabilities assumed	236
Attributable to equity holders of the parent	236

b)    Acquisition of Winterthur Life UK Limited

In November 2011, the Company acquired 100% of the shares in WLUK, a life insurance company, from AXA UK. The acquisition of WLUK was agreed with AXA UK in 2010 at the same time as the acquisition of FASLH was negotiated. However, the share capital of WLUK was not legally acquired by the Group until 2011 as the purchase was contingent upon a transfer under Part VII of FSMA of AXA UK's retained business out of WLUK and FSA approval for the change of control of WLUK being received. The Group acquired control of WLUK on 7 November 2011, the date at which the last substantive condition to legal completion was satisfied, and has consolidated it from that point.

In the period from the acquisition to 31 December 2011, WLUK contributed revenue of £(1) million (reflecting a negative investment return of £22 million) and made a loss after tax of £1 million. If the acquisition had occurred on 1 January 2011, management estimate that consolidated revenue would have been £(32)million, and the consolidated loss after tax for the year would have been £7 million. In determining these amounts, management has assumed that the fair value adjustments which arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2011.

The following summarises the consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

£m
Cash paid	248
Fair value of purchase consideration	248
Fair value of net assets acquired	(296)
Excess of the interest in the fair value of assets acquired over cost	(48)

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

The consolidated income statement includes £2 million within administrative and other expenses in relation to stamp duty payable on the shares acquired.

Recognised values on acquisition
£m
Intangible assets:
Acquired value of in-force business	239
Distribution and customer relationships	29
Property and equipment	3
Investment properties	43
Financial assets	6,617
Reinsurance assets	402
Current tax assets	1
Insurance and other receivables	38
Cash and cash equivalents	338
Total identifiable assets	7,710
Insurance liabilities	2,127
Investment contracts	5,195
Unallocated surplus	38
Provision for other risks and charges	8
Deferred tax liabilities	23
Insurance payables, other payables and deferred income	23
Total identifiable liabilities	7,414
Net identifiable assets acquired and liabilities assumed	296
Attributable to equity holders of the parent	296

c)    Acquisition of AXA UK Life Business in the prior year

On 3 September 2010, the FSA approved the change of control to the Group of FASLH, the AXA UK Life Business. As the sale and purchase agreement in relation to FASLH became unconditional upon obtaining the FSA approval, the Group acquired control of FASLH on 3 September 2010 and has consolidated it from that point. On 15 September 2010, the Group legally completed the purchase of 100% of the shares and voting rights of FASLH.

In the period from the acquisition to 31 December 2010, FASLH contributed revenue of £3,339 million and a profit after tax of £1 million. If the acquisition had occurred on 1 January 2010, management estimate that consolidated revenue would have been £6,670 million, and consolidated profit after tax for the year would have been £109 million. In determining these amounts, management has assumed that the fair value adjustments which arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2010.

The following summarises the major classes of consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

£m
Cash paid	2,224
Deferred consideration notes	500
Fair value of purchase consideration	2,724
Fair value of net assets acquired	3,607
Excess of the interest in the fair value of assets acquired over cost	883

The gain of £883 million recognised as a result of the acquisition was attributable to the purchase price being at a discount to the fair value of the net assets acquired which was based on the MCEV of the AXA UK Life Business plus the value of customer and distribution intangibles relating to future business with existing customers and distribution channels at the acquisition date.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

d)    Disposal of operations

Under the terms of the agreement to acquire the AXA UK Life Business in 2010, two acquired portfolios of business, the Guaranteed Over Fifties ("GOF") and Trustee Investment Plan ("TIP") portfolios, were required to be transferred back to AXA at a future date following completion of a transfer under Part VII of FSMA. Accordingly the assets and liabilities related to these portfolios were classified as held for sale as at 31 December 2010.

The major classes of assets and liabilities of the GOF and TIP portfolios as at 31 December 2010 are disclosed in the table below:

£m
Intangible assets—AVIF	269
Deferred tax assets	20
Financial assets	904
Cash and cash equivalents	13
Assets of operations classified as held for sale	1,206
Insurance contracts	21
Investment contracts	904
Liabilities of operations classified as held for sale	925
Net assets of operations classified as held for sale	281

The transfer of the GOF and TIP portfolios was completed on 1 November 2011. Disposal proceeds received relating to this transaction were £285 million. The difference between the proceeds received and the net assets classified as held for sale at 31 December 2010 was £4 million, and has been recognised as income in the consolidated income statement for the year. It can be summarised as follows:

2011
£m
Net assets classified as held for sale at 31 December 2010	281
Accrued interest received on disposal proceeds	4
Proceeds received as above	285

The income statement of the GOF and TIP portfolios has been consolidated on a line-by-line basis up to the date of disposal in the financial statements. The table below shows the income statement of the held for sale business:

	2011	2010
	£m	£m
Gross earned premiums	71	29
Gross claims and benefits paid	(15)	(5)
Change in insurance contracts liabilities	2	7
Acquisition expenses	—	(19)
Administrative and other expenses	(51)	(15)
Profit before tax	7	(3)

e)    Disposal of subsidiaries in the prior year

i)
Disposal of Pantheon Financial Limited

On 19 March 2010 the Group disposed of 100% of the share capital of Pantheon Financial Limited which formed part of the UK operating segment.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Details of the transaction are as follows:

Assets and liabilities in disposal	£m
Cash and cash equivalents	3
Other net assets and liabilities	(3)
Net assets on disposal:	—
Gain included in profit from continuing operations	—
Consideration received	—
Cash and cash equivalents in disposal	(3)
Cash flow from disposal of subsidiary, net of cash disposed	(3)
ii)
Reduction of holding in F&C Commercial Property Trust plc ("F&C CPT")

On 23 April 2010 the Group reduced its holding in F&C CPT from 50.3% to 34.16%. The retained holding has been recognised as a financial asset at fair value through the income statement. Until 23 April 2010, F&C CPT was treated as a subsidiary of the Group and all its assets and liabilities were consolidated on a line-by-line basis. Loss of control arose when the holding was reduced resulting in de-recognition of assets and liabilities. The carrying amounts de-recognised are set out in the table below. As at 31 December 2010, F&C CPT was not treated as an associate as the Group had ceased to have significant influence over this trust.

Assets and liabilities in disposal	£m
Investment properties	767
Financial assets	6
Cash and cash equivalents	97
Insurance and other receivables	(4)
Interest-bearing loans and borrowings	(219)
Insurance payables, other payables and deferred income	(23)
Net assets on disposal:	624
Non-controlling interest in assets and liabilities in disposal	(309)
Fair value of investment retained	(214)
Gain included in profit from continuing operations	—
Consideration received (cash)	101
Cash and cash equivalents in disposal	(97)
Cash flow from disposal of subsidiary, net of cash disposed	4

40.  Related Parties

In the ordinary course of business, the Group and its subsidiary undertakings carry out transactions with related parties, as defined by IAS 24: Related party disclosures. Material transactions for the year are set out below.

The principal subsidiary undertakings of the Group and its interest in associates and joint venture are shown in notes 17 and 18 respectively.

a)    Key management personnel compensation

Key management personnel consists of directors of Resolution Limited, executive directors of FLG, and Resolution Operations LLP ("ROL") as a body corporate.

The Company does not employ any staff. Each of the directors, who are treated as key management personnel for the purpose of IFRS, receive directors' fees under a service agreement. The Company has also appointed ROL as its investment advisor and to provide it with certain head office functions.

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

In aggregate the compensation paid to key management, excluding the fee paid to ROL, is as set out below:

	2011	2011	2010	2010
	Number	£m	number	£m
Short-term employee benefits	16	6	11	1
Post-employment benefits (excluding defined benefit scheme)	—	—	—	—
Share-based payments	—	—	—	—
Total key management personnel compensation charged to the income statement	16	6	11	1
Post-employment benefits: defined benefit schemes	—	—	—	—
Total key management personnel compensation	16	6	11	1

The compensation paid to ROL is disclosed in note 40 (b) below.

b)    Other related parties

Details of the Group's pension schemes are provided in note 8.

Transactions made between the Group and related parties were made in the normal course of business. Loans from related parties are made on normal arm's length commercial terms.

The Company has entered into certain contracts with related parties as described below:

•
an Operating Agreement with ROL, as a result of which the Company has outsourced most of its operating functions to ROL. Under this agreement, the Company pays an annual fee to ROL based on 0.5% of the value of the Company (subject to a minimum payment of £10 million), plus amounts for additional accounting services and, with effect from 1 October 2011, certain company secretarial services. The total fee charged for the year was £20 million, of which £2 million has been incurred by the Company, with the balance incurred by its direct subsidiary, Resolution Holdco No.1 L.P. An accrual of £0.2 million in respect of ROL fees payable has been recognised in the Company's statement of financial position as at 31 December 2011. The Operating Agreement remains in force until terminated by written notice by either party. Certain changes to the Operating Agreement took effect following shareholder approval on 13 January 2012. Under the terms of the revised agreement, subject to certain exceptions, notice to terminate may not expire until the later of 1 December 2013 and the date 12 months after the Company has publicly declared the UK Life Project complete. The amounts payable to ROL by the Company in any year will be reduced by a maximum of £2 million where ROL provides advisory and operating services to other entities in that year. Subject to certain conditions, ROL is also entitled under the new agreement to receive up to an aggregate of £20 million from the Company to fund development work for certain projects undertaken outside the Company. Amounts advanced by the Company are reimbursable by ROL, together with an appropriate investment return (which, subject to the Company's agreement may be paid in cash or take the form of another benefit to the Company or all its shareholders) if ROL successfully launches a new project. Any project costs which are repaid to the Company will replenish the amount of Company funding that may be available to ROL to fund other project costs. The Company has advanced £1 million to ROL for development work for non-UK life projects over the course of 2011. The funding was advanced on the basis that, following the amendments to the Operating Agreement, these amounts will count towards the aggregate £20 million project funding cap, reducing the amount available and that the funding plus a cash return of 100% on such funding will be payable to the Company in the event that the relevant projects are successfully launched. Further amendments and/or the termination of the operating agreement may be required if the FSA proposals for "externally managed companies" set out in consultation paper CP12/2 are implemented. See note 41 for details

•
RCAP Guernsey LP, a limited partnership in which members of ROL are limited partners, acquired shares in the Company for a consideration of £20 million in its initial public offering. At the time of the initial public offering the Company entered into a lock-up deed with RCAP GP Limited, acting in its capacity as general partner of RCAP Guernsey LP, restricting the sale of the shares held by RCAP Guernsey LP for a period of three years. Following the Company's acquisition of the AXA UK Life

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

  Business, a further £8 million was invested in the company's shares by RCAP Guernsey LP as part of the rights issue. The sale of these shares was not restricted by the lock-up deed. The lock-up deed expired on 10 December 2011. With effect from 13 January 2012, the provisions of a new lock-up deed between the Company, RCAP GP Limited, acting in its capacity of general partner of RCAP Guernsey LP, and Resolution Capital Limited, a limited partner of RCAP Guernsey LP and member of ROL, took effect. Under the new lock-up deed, members of the Resolution Group (which includes ROL, RCAP Guernsey LP, Resolution Capital Limited and their respective undertakings—for the avoidance of doubt, it does not include the Company or any of its subsidiaries) are restricted from selling or providing as security for a loan any of their shares in the Company (including the shares acquired as part of the AXA UK Life Business acquisition-related rights issue) until completion of the UK Life Project. This restriction is subject to customary exceptions. In addition, some of the shares may be sold or provided as security for a loan for the purpose of the Resolution Group co-investing in any new entity which it may advise provided that, immediately thereafter, the remaining shares are not less in value than the largest investment made by the Resolution Group (using the proceeds of the sold or secured shares) in such entities;

•
as shown in note 17, the Company has a 99.99% interest in, and is the general partner in, Resolution Holdco No. LP, a Guernsey limited partnership. RCAP Guernsey LP, a member of the Resolution Group, is a limited partner in Resolution Holdco No.1 LP. RCAP Investments SARL, another member of the Resolution Group, was previously also a limited partner of Resolution Holdco No.1 LP but transferred its interest to RCAP Guernsey LP in November 2011 with the consent of the Company (acting in its capacity of general partner of Resolution Holdco No.1 LP). The Company entered into the limited partnership for the purpose of making acquisitions for the UK Life Project and rewarding the Resolution Group for value created in the limited partnership from those acquisitions;

•
a trade mark licence agreement with Resolution (Brands) Limited, a company wholly owned by Clive Cowdery, a member of ROL and RCAP Guernsey LP, under which the Group has paid a fee of £110,143 for the use of the "Resolution" brand in respect of the year commencing 4 December 2011 (2010: £104,500). The fee payable under the trade mark license agreement increases annually in line with the retail price index from a base fee of £100,000 in respect of the year commencing 4 December 2008; ROL was involved in the provision of certain capital raising services to the Group in connection with the financing of the AXA UK Life Business acquisition in 2010. In consideration for these services, Resolution Holdco No.1 LP paid an aggregate fee of £4.5 million, of which £3.75 million was paid upon completion of the acquisition in 2010 and the remaining £0.75 million was paid in April 2011 following the issue by FLG of the external lower tier 2 subordinated debt 2022. Independent financial advice was provided to the Board in connection with the terms of the appointment of ROL in respect of the financing of the acquisition and confirmation was provided to the UK Listing Authority by the advisor that it considered that the terms of such appointment were fair and reasonable as far as shareholders are concerned; and

•
Own shares held by subsidiary undertakings of the Company with a fair value of £20 million have been acquired as part of the share repurchase programme.

41.  Post-balance sheet events

Changes in the rate of corporation tax

The Chancellor delivered his Budget on 21 March 2012, which announced a further 1% reduction in the rate of corporation tax, effective from 1 April 2012, in addition to the incremental 1% rate reductions previously announced which will take effect on 1 April 2013 and 1 April 2014. The corporation tax rate is therefore expected to be 24% from 1 April 2012, 23% from 1 April 2013 and 22% from 1 April 2014. The benefit to the Group's net assets from the further 3% decrease in the rate is estimated to be approximately £94 million in total and will be recognised when the legislation is substantively enacted.

CP12/2

The FSA issued a consultation paper (CP12/2) in January 2012. One of the proposals included in the consultation paper is that premium listed companies such as the Company, which have appointed an

SECTION C
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

investment adviser to provide a wide range of services to the Company would cease to be eligible for premium listing unless their arrangements with the investment adviser are unwound. This proposal, if implemented, may require the Company to terminate early or substantially amend its arrangements with ROL and may, in turn, lead the Company to incur significant costs if its premium listing were to be maintained.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

Condensed consolidated income statement

For the half year ended 30 June 2014	Notes	2014 Half year	Restated 2013 Half year	Restated 2013 Full year
		£m	£m	£m
Revenue
Gross earned premiums	2	945	1,044	1,971
Premiums ceded to reinsurers	2	(312)	(300)	(595)
Net earned premiums	2	633	744	1,376
Fee and commission income and income from service activities		345	380	715
Investment return		3,291	7,065	7,959
Total revenue		4,269	8,189	10,050
Other income	2	—	20	20
Claims, benefits and expenses
Gross claims and benefits paid		(2,092)	(2,337)	(4,494)
Amounts receivable from reinsurers		342	333	688
Net claims and benefits paid		(1,750)	(2,004)	(3,806)
Change in insurance contract liabilities		(971)	86	2,331
Change in investment contract liabilities		(519)	(4,877)	(6,170)
Transfer (to)/from unallocated surplus		(52)	1	29
Movement in net asset value attributable to unit-holders	2	(18)	(108)	(89)
Movement in policyholder liabilities		(1,560)	(4,898)	(3,899)
Acquisition expenses	2	(284)	(260)	(554)
Administrative and other expenses	2	(527)	(601)	(1,255)
Finance costs	2	(68)	(79)	(141)
Total claims, benefits and expenses		(4,189)	(7,842)	(9,655)
Profit before tax from continuing operations		80	367	415
Policyholder tax	5	(111)	(277)	(334)
(Loss)/profit before shareholder tax from continuing operations		(31)	90	81
Total tax charge	5	(96)	(297)	(156)
Policyholder tax	5	111	277	334
Shareholder tax	5	15	(20)	178
(Loss)/profit after tax from continuing operations		(16)	70	259
Loss after tax from discontinued operations	2	(27)	(9)	(24)
(Loss)/profit for the period		(43)	61	235
Attributable to:
Equity holders of the parent		(32)	54	228
From continuing operations
From discontinued operations	2	(27)	(9)	(24)
Non-controlling interests from continuing operations		16	16	31
(Loss)/profit for the period		(43)	61	235

Basic earnings per share		2014 Half year	Restated 2013 Half year	Restated 2013 Full year
		pence	pence	pence
Basic earnings per share from continuing operations	4	(2.26)	3.81	16.08
Basic earnings per share from discontinued operations	4	(1.91)	(0.64)	(1.69)
Total basic earnings per share		(4.17)	3.17	14.39

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

Diluted earnings per share		2014 Half year	Restated 2013 Half year	Restated 2013 Full year
		pence	pence	pence
Diluted earnings per share from continuing operations	4	(2.26)	3.81	16.07
Diluted earnings per share from discontinued operations	4	(1.91)	(0.64)	(1.69)
Total diluted earnings per share		(4.17)	3.17	14.38

The notes on pages 364 to 398 form an integral part of these financial statements.

The condensed consolidated income statement includes the results of Lombard as a discontinued operation. A single amount is shown on the face of the income statement comprising the segment's post-tax result, the post-tax loss recognised on the remeasurement of its net assets to fair value less cost to sell and associated corporate non-recurring costs of disposal. 2013 results have been restated to reflect Lombard as a discontinued operation.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

Condensed consolidated statement of comprehensive income

For the half year ended 30 June 2014	Equity holders of the parent	Non-controlling interests	Total
	£m	£m	£m
(Loss)/profit from continuing operations	(32)	16	(16)
Loss from discontinued operations	(27)	—	(27)
(Loss)/profit for the period	(59)	16	(43)
Other comprehensive income from continuing operations:
Items that will not be reclassified to profit and loss:
Remeasurement losses on the defined benefit scheme	(4)	—	(4)
Total items that will not be reclassified to profit and loss	(4)	—	(4)
Items that may be reclassified subsequently to profit and loss:
Foreign exchange adjustments(i)	(2)	—	(2)
Shadow accounting(ii)	2	—	2
Total items that may be reclassified subsequently to profit and loss	—	—	—
Other comprehensive loss, net of tax, from continuing operations	(4)	—	(4)
Other comprehensive loss, net of tax, from discontinued operations	(12)	—	(12)
Total other comprehensive loss, net of tax	(16)	—	(16)
Total comprehensive (loss)/income, net of tax, from continuing operations	(36)	16	(20)
Total comprehensive loss, net of tax, from discontinued operations	(39)	—	(39)
Total comprehensive (loss)/income net of tax	(75)	16	(59)

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

For the half year ended 30 June 2013	Restated Equity holders of the parent	Non-controlling interests	Restated Total
	£m	£m	£m
Profit from continuing operations	54	16	70
Loss from discontinued operations	(9)	—	(9)
Profit for the period	45	16	61
Other comprehensive income from continuing operations:
Items that will not be reclassified to profit and loss:
Remeasurement losses on the defined benefit scheme	(70)	—	(70)
Income tax relating to items that will not be reclassified	50	—	50
Total items that will not be reclassified to profit and loss	(20)	—	(20)
Items that may be reclassified subsequently to profit and loss:
Foreign exchange adjustments(i)	7	—	7
Shadow accounting(ii)	(8)	—	(8)
Total items that may be reclassified subsequently to profit and loss	(1)	—	(1)
Other comprehensive loss, net of tax, from continuing operations	(21)	—	(21)
Other comprehensive income, net of tax, from discontinued operations	21	—	21
Total other comprehensive income, net of tax	—	—	—
Total comprehensive income, net of tax, from continuing operations	33	16	49
Total comprehensive income, net of tax, from discontinued operations	12	—	12
Total comprehensive income, net of tax	45	16	61

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

For the year ended 31 December 2013	Restated Equity holders of the parent	Non-controlling interests	Restated Total
	£m	£m	£m
Profit from continuing operations	228	31	259
Loss from discontinued operations	(24)	—	(24)
Profit for the period	204	31	235
Other comprehensive income from continuing operations:
Items that will not be reclassified to profit and loss:
Remeasurement losses on the defined benefit scheme	(113)	—	(113)
Income tax relating to items that will not be reclassified	36	—	36
Total items that will not be reclassified to profit and loss	(77)	—	(77)
Items that may be reclassified subsequently to profit and loss:
Foreign exchange adjustments(i)	(5)	—	(5)
Shadow accounting(ii)	4	—	4
Total items that may be reclassified subsequently to profit and loss	(1)	—	(1)
Other comprehensive loss, net of tax, from continuing operations	(78)	—	(78)
Other comprehensive income, net of tax, from discontinued operations	10	—	10
Total other comprehensive loss, net of tax	(68)	—	(68)
Total comprehensive income, net of tax, from continuing operations	150	31	181
Total comprehensive loss, net of tax, from discontinued operations	(14)	—	(14)
Total comprehensive income, net of tax	136	31	167

(i)
Foreign exchange adjustments relate to the translation of overseas subsidiaries.

(ii)
Shadow accounting that may be reclassified subsequently to profit and loss is as a result of a loss of £(2) million (30 June 2013: gain of £8 million, 31 December 2013: loss of £(4) million) included within foreign exchange adjustments on translation of overseas subsidiaries held by a with-profits fund of Friends Life Limited ("FLL").

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

Condensed consolidated statement of IFRS based operating profit

For the half year ended 30 June 2014	Notes	2014 Half year	Restated 2013 Half year	Restated 2013 Full year
		£m	£m	£m
Profit before tax from continuing operations	2	80	367	415
Policyholder tax	5	(111)	(277)	(334)
(Loss)/profit before shareholder tax from continuing operations excluding returns generated within policyholder funds		(31)	90	81
Non-recurring items	2	55	37	131
Amortisation and impairment of acquired present value of in-force business	7	153	167	342
Amortisation and impairment of other intangible assets	7	23	26	63
Interest payable on Step-up Tier one Insurance Capital Securities ("STICS")	2	(16)	(16)	(31)
Short-term fluctuations in investment return	2	(25)	(133)	(184)
IFRS based operating profit before tax from continuing operations	2	159	171	402
Tax on operating profit		4	(3)	4
IFRS based operating profit after tax from continuing operations attributable to equity holders of the parent(i)		163	168	406

Earnings per share		2014 Half year pence	Restated 2013 Half year pence	Restated 2013 Full year pence
Operating earnings per share from continuing operations	4	11.53	11.85	28.64
Diluted operating earnings per share from continuing operations	4	11.52	11.85	28.62

(i)
IFRS based operating profit excludes:

(a)
profit or loss from discontinued operations;

(b)
investment variances on unit-linked sterling reserves and the assets backing these reserves, which in previous periods were included within operating profit. This is a change in approach for 2014 but does not materially impact the 2013 comparative results and these have not been restated for this change;

(c)
investment variances from expected investment return for non-linked business which is calculated using a longer term rate of return;

(d)
returns attributable to non-controlling interests in policyholder funds;

(e)
significant non-recurring items;

(f)
amortisation and impairment of present value of acquired in-force business and other intangible assets; and is stated after policyholder tax and the deduction of interest payable on STICS. Given the long-term nature of the Group's operations, IFRS based operating profit is considered to be a better measure of the performance of the Group and this measure of profit is used internally to monitor the Group's IFRS results.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

Condensed consolidated statement of financial position

As at 30 June 2014	Notes	30 June 2014	30 June 2013	31 December 2013
		£m	£m	£m
Assets
Intangible assets	7	3,289	4,115	3,855
Property and equipment		46	51	50
Investment properties		2,618	2,621	2,561
Investment in associate		4	4	4
Financial assets	8	91,232	111,427	109,064
Deferred acquisition costs		843	881	897
Reinsurance assets		2,893	3,130	2,837
Current tax assets		51	—	33
Insurance and other receivables		1,174	1,453	1,100
Cash and cash equivalents		7,810	9,804	9,690
Assets of operations classified as held for sale	2	20,206	—	—
Total assets		130,166	133,486	130,091
Liabilities
Insurance contracts		35,654	37,175	34,590
Unallocated surplus		679	655	627
Financial liabilities:
—Investment contracts		63,021	83,679	83,502
—Loans and borrowings	10	1,031	1,112	1,050
—Amounts due to reinsurers		1,594	1,720	1,580
Net asset value attributable to unit-holders		629	808	621
Provisions		190	232	227
Pension scheme deficit	6	59	31	52
Deferred tax liabilities		967	1,066	980
Current tax liabilities		6	35	1
Insurance payables, other payables and deferred income		1,180	1,411	1,312
Liabilities of operations classified as held for sale	2	19,896	—	—
Total liabilities		124,906	127,924	124,542
Equity attributable to equity holders of the parent
—Share capital	11	4,211	4,225	4,223
—Other reserves		738	1,008	1,006
		4,949	5,233	5,229
Attributable to non-controlling interests		311	329	320
Total equity		5,260	5,562	5,549
Total equity and liabilities		130,166	133,486	130,091

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

Condensed consolidated statement of changes in equity

	Attributable to equity holders of the parent
For the half year ended 30 June 2014	Share capital	Other reserves	Total	Non-controlling interests	Total
	£m	£m	£m	£m	£m
At 1 January 2014	4,223	1,006	5,229	320	5,549
(Loss)/profit for the period	—	(59)	(59)	16	(43)
Other comprehensive loss	—	(16)	(16)	—	(16)
Total comprehensive (loss)/income	—	(75)	(75)	16	(59)
Dividends paid	—	(199)	(199)	—	(199)
Interest paid on STICS	—	—	—	(24)	(24)
Appropriations of profit	—	(199)	(199)	(24)	(223)
Tax relief on STICS interest	—	3	3	—	3
Increase in own shares held by the Group	(13)	—	(13)	—	(13)
Share-based payments, net of settlements(i)	1	3	4	(1)	3
At 30 June 2014	4,211	738	4,949	311	5,260

	Attributable to equity holders of the parent
For the half year ended 30 June 2013	Share capital	Other reserves	Total	Non-controlling interests	Total
	£m	£m	£m	£m	£m
At 1 January 2013	4,225	1,152	5,377	321	5,698
Profit for the period	—	45	45	16	61
Other comprehensive income	—	—	—	—	—
Total comprehensive income	—	45	45	16	61
Dividends paid	—	(200)	(200)	—	(200)
Interest paid on STICS	—	—	—	(7)	(7)
Appropriations of profit	—	(200)	(200)	(7)	(207)
Tax relief on STICS interest	—	4	4	—	4
Share-based payments, net of settlements(i)	—	7	7	(1)	6
At 30 June 2013	4,225	1,008	5,233	329	5,562

	Attributable to equity holders of the parent
For the year ended 31 December 2013	Share capital	Other reserves	Total	Non-controlling interests	Total
	£m	£m	£m	£m	£m
At 1 January 2013	4,225	1,152	5,377	321	5,698
Profit for the period	—	204	204	31	235
Other comprehensive loss	—	(68)	(68)	—	(68)
Total comprehensive income	—	136	136	31	167
Dividends paid	—	(300)	(300)	—	(300)
Interest paid on STICS	—	—	—	(31)	(31)
Appropriations of profit	—	(300)	(300)	(31)	(331)
Tax relief on STICS interest	—	7	7	—	7
Increase in own shares held by the Group	(2)	—	(2)	—	(2)
Share-based payments, net of settlements(i)	—	7	7	(1)	6
Other movements(ii)	—	4	4	—	4
At 31 December 2013	4,223	1,006	5,229	320	5,549

(i)
The other reserves movement for equity-settled schemes is £3 million for the period (30 June 2013: £7 million, 31 December 2013: £7 million) and relates to the expense, net of final settlement, of the Lombard long-term incentive plan ("LTIP") along with the expense for the deferred share award plans ("DSAP") and the Friends Life Holdings group LTIP, net of the value of shares delivered from the Group's Employee Benefit Trust ("EBT") to employees under share based payment schemes.

(ii)
For 31 December 2013, other movements comprise the consolidation of the EBT (£2 million) and release of a share entitlement provision (£2 million). Following demutualisation of Friends Provident in 2001, share and cash entitlements that were not claimed were placed into two trusts. The trusts were wound up in 2004 and the liability for any future claims in respect of demutualisation was transferred to the Group. This provision was released following expiry of the Group's obligation on 9 July 2013.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

Condensed consolidated statement of cash flows

For the half year ended 30 June 2014	2014 Half year	2013 Half year	2013 Full year
	£m	£m	£m
Operating activities
(Loss)/profit for the period	(43)	61	235
Adjusted for:
—profit on disposal of investment in associate	—	(20)	(20)
—net realised and unrealised gains on assets at fair value	(2,173)	(5,318)	(5,507)
—finance costs	68	79	142
—amortisation and impairment of intangible assets	211	233	483
—fair value write down on assets of operations classified as held for sale	10	—	—
—depreciation of property and equipment	2	3	5
—movement in deferred acquisition costs	(1)	(40)	(59)
—total tax charge	86	286	134
—purchase of shares and other variable yield securities	(13,665)	(12,918)	(23,948)
—proceeds from sale of shares and other variable yield securities	14,070	13,380	25,363
—purchase of loans, debt securities and other fixed income securities	(12,088)	(10,163)	(26,911)
—proceeds from sale of loans, debt securities and other fixed income securities	12,957	10,825	28,257
—purchase of investment properties	(24)	(9)	(45)
—proceeds from sale of investment properties	53	90	265
—increase/(decrease) in insurance contract liabilities	1,064	(57)	(2,642)
—(decrease)/increase in investment contract liabilities	(108)	4,391	4,840
—increase/(decrease) in unallocated surplus	52	(1)	(29)
—decrease in provisions	(28)	(46)	(51)
—net movement in receivables and payables	(118)	(210)	216
Pre-tax cash inflow from operating activities	325	566	728
Tax paid	(27)	(44)	(48)
Net cash inflow from operating activities	298	522	680
Investing activities
Disposal of held for sale assets, net of cash transferred	—	50	50
Additions to internally generated intangible assets	(1)	(2)	(4)
Net disposals/(additions) of property and equipment	2	(1)	(2)
Net cash inflow from investing activities	1	47	44
Financing activities
Shares purchased in settlement of incentive schemes	—	(1)	(1)
Shares purchased by employee benefit trust	(13)	—	—
Finance costs	(99)	(110)	(143)
STICS interest	(24)	(7)	(31)
Net movement in other borrowings, net of expenses	(18)	12	(40)
Dividends paid to equity holders of the parent	(199)	(200)	(300)
Net cash outflow from financing activities	(353)	(306)	(515)
(Decrease)/increase in cash and cash equivalents	(54)	263	209
Balance at beginning of period	9,690	9,449	9,449
Exchange adjustments on the translation of foreign operations	(68)	92	32
Balance at end of period	9,568	9,804	9,690
Included in cash and cash equivalents	7,810	9,804	9,690
Included in assets of operations classified as held for sale	1,758	—	—

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

Notes to the condensed consolidated accounts for the half year ended 30 June 2014

1.     Basis of preparation

The interim financial statements of the Company as at and for the half year ended 30 June 2014 comprise the condensed consolidated interim financial statements of the Company and its subsidiaries (together referred to as "the Group") and the Group's interests in its associate. The results of Lombard have been included as a discontinued operation, following its classification as held for sale on 30 June 2014.

For the half year ended 30 June 2013 and year ended 31 December 2013 the consolidated income statement includes the results of AmLife Insurance Berhad and AmFamily Takaful Berhad (collectively "AmLife") up until the date of their disposal on 4 January 2013.

The annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"). The condensed consolidated interim financial statements as at and for the half year ended 30 June 2014 have been prepared in accordance with the Disclosure and Transparency Rules of the Prudential Regulation Authority, with IAS 34: Interim financial reporting as adopted by the EU and with accounting policies adopted in respect of the financial statements for the year ended 31 December 2013, as updated by changes that are intended to be made in the full year 2014 financial statements as a result of changes to IFRS.

These condensed interim financial statements do not comprise statutory accounts within the meaning of section 435 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2013 were approved by the Board of Directors on 17 March 2014 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 498 of the Companies Act 2006. These condensed interim financial statements have been reviewed by Ernst & Young LLP and their review opinion appears after the strategic report.

Below is a list of new standards and changes to existing standards issued by the International Accounting Standards Board ("IASB") which are relevant to the Group and effective from 1 January 2014:

•
IFRS 10: Consolidated financial statements. This standard provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. It replaces the requirements in IAS 27: Consolidated and separate financial statements and SIC 12: Consolidation—special purpose entities. Under IFRS 10, an investor controls an investee when it has exposure, or rights, to variable returns from involvement with the investee and has the ability to affect those returns through its power over the investee. The application of IFRS 10 has not had a material impact on the Group.

•
IAS 28 (revised): Investment in associates and joint ventures. This standard supersedes IAS 28: Investments in associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The application of IAS 28 (revised) has no impact on the Group.

•
IFRS 12: Disclosure of interests in other entities. This IFRS combines, enhances and replaces disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, the Group has not made such disclosures for the half year ended 30 June 2014.

•
Amendments to IAS 32: Financial instruments: presentation relating to offsetting financial assets and financial liabilities. These amendments clarify the meaning of 'currently has a legally enforceable right to set-off' and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the Group.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

The directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial statements. Further information is included within the principal risks and uncertainties section of the strategic report.

The presentation currency of the Group is Sterling. Unless otherwise stated the amounts shown in these financial statements are in millions of pounds Sterling (£ million).

Unless otherwise stated, the carrying amount of financial assets and liabilities not measured at fair value is considered to be the same as their fair value.

2.     Segmental information

a)    Summary

Segmental information is presented on the same basis as internal financial information used by the Group to evaluate operating performance.

An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses.

The Group's reportable segments under IFRS 8: Operating segments are as follows:

•
UK comprising Corporate Benefits, Protection and Retirement Income market-facing businesses and Sesame Bankhall Group ("SBG");

•
Heritage comprising the bulk of the UK business that is no longer actively marketed, the Overseas Life Assurance Business ("OLAB") within the UK life and pensions subsidiaries and Friends Life Investments ("FLI");

•
FPI comprising Friends Provident International Limited ("FPIL"); and

•
Lombard, which has been classified as a discontinued operation with a single amount shown on the face of the income statement comprising the post-tax loss for the period, the post-tax loss recognised on the remeasurement of its net assets to fair value less costs to sell and associated corporate non-recurring costs of disposal. Lombard's result has been excluded from IFRS based operating profit in 2013 and 2014, to better reflect the expected ongoing performance of the Group.

Corporate functions are not strictly an operating segment, but are reported to management and are provided in the analysis below to reconcile the Group's reportable segments to total profit.

In previous reporting periods OLAB was managed and reported within the FPI segment. Following the decision to stop writing new business in 2013, OLAB was transferred to the Heritage segment in January 2014 and the comparatives for half year 2013 and full year 2013 have been restated.

b)    Operating segment information

(i)    IFRS based operating profit

For the half year ended 30 June 2014	UK	Heritage	FPI	Corporate	Total
	£m	£m	£m	£m	£m
Life and pensions operating profit	18	166	37	—	221
Longer term shareholder investment return	8	(28)	—	1	(19)
Other (expense)/income	(4)	3	(1)	(15)	(17)
Development costs	(12)	(10)	(4)	—	(26)
IFRS based operating profit/(loss) before tax from continuing operations	10	131	32	(14)	159
Tax on operating profit					4
IFRS based operating profit after tax from continuing operations attributable to equity holders of the parent					163
Operating earnings per share (pence)					11.53

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

For the half year ended 30 June 2013	UK	Restated Heritage	Restated FPI	Corporate	Restated Total
	£m	£m	£m	£m	£m
Life and pensions operating profit	45	156	44	—	245
Longer term shareholder investment return	5	(37)	—	1	(31)
Other expense	(5)	—	—	(13)	(18)
Development costs	(19)	(3)	(3)	—	(25)
IFRS based operating profit/(loss) before tax from continuing operations	26	116	41	(12)	171
Tax on operating profit					(3)
IFRS based operating profit after tax from continuing operations attributable to equity holders of the parent					168
Operating earnings per share (pence)					11.85

For the year ended 31 December 2013	UK	Restated Heritage	Restated FPI	Corporate	Restated Total
	£m	£m	£m	£m	£m
Life and pensions operating profit	76	422	73	—	571
Longer term shareholder investment return	13	(84)	(1)	3	(69)
Other (expense)/income	(19)	2	(2)	(34)	(53)
Development costs	(30)	(10)	(7)	—	(47)
IFRS based operating profit/(loss) before tax from continuing operations	40	330	63	(31)	402
Tax on operating profit					4
IFRS based operating profit after tax from continuing operations attributable to equity holders of the parent					406
Operating earnings per share (pence)					28.64

(ii)   Reconciliation of IFRS based operating result before tax to profit or loss after tax

For the half year ended 30 June 2014	UK	Heritage	FPI	Corporate	Total
	£m	£m	£m	£m	£m
IFRS based operating profit/(loss) before tax from continuing operations	10	131	32	(14)	159
Non-recurring items(i)(ii)(iii)(iv)	(11)	(38)	(2)	(4)	(55)
Amortisation and impairment of acquired value of in-force business	(24)	(93)	(36)	—	(153)
Amortisation and impairment of other intangible assets	(20)	—	(3)	—	(23)
Interest payable on STICS	—	16	—	—	16
Short-term fluctuations in investment return(v)(vi)	(10)	42	(5)	(2)	25
(Loss)/profit before policyholder and shareholder tax	(55)	58	(14)	(20)	(31)
Policyholder tax	7	104	—	—	111
(Loss)/profit before tax from continuing operations	(48)	162	(14)	(20)	80
Policyholder tax	(7)	(104)	—	—	(111)
Shareholder tax	7	5	—	3	15
(Loss)/profit after tax from continuing operations	(48)	63	(14)	(17)	(16)
Loss after tax from discontinued operations					(27)
Loss after tax for the period					(43)

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

For the half year ended 30 June 2013	UK	Restated Heritage	Restated FPI	Corporate	Restated Total
	£m	£m	£m	£m	£m
IFRS based operating profit/(loss) before tax from continuing operations	26	116	41	(12)	171
Non—recurring items(vii)(viii)(ix)	(15)	(131)	20	89	(37)
Amortisation and impairment of acquired value of in-force business	(25)	(105)	(37)	—	(167)
Amortisation and impairment of other intangible assets	(21)	(2)	(3)	—	(26)
Interest payable on STICS	—	16	—	—	16
Short-term fluctuations in investment return(vi)	38	89	3	3	133
Profit/(loss) before policyholder and shareholder tax	3	(17)	24	80	90
Policyholder tax	3	274	—	—	277
Profit before tax from continuing operations	6	257	24	80	367
Policyholder tax	(3)	(274)	—	—	(277)
Shareholder tax	1	1	1	(23)	(20)
Profit/(loss) after tax from continuing operations	4	(16)	25	57	70
Loss after tax from discontinued operations					(9)
Profit after tax for the period					61

For the year ended 31 December 2013	UK	Restated Heritage	Restated FPI	Corporate	Restated Total
	£m	£m	£m	£m	£m
IFRS based operating profit/(loss) before tax from continuing operations	40	330	63	(31)	402
Non-recurring items(x)(xi)(xii)	(35)	(226)	18	112	(131)
Amortisation and impairment of acquired value of in-force business	(47)	(221)	(74)	—	(342)
Amortisation and impairment of other intangible assets	(42)	(14)	(7)	—	(63)
Interest payable on STICS	—	31	—	—	31
Short-term fluctuations in investment return(vi)	19	160	3	2	184
(Loss)/profit before policyholder and shareholder tax	(65)	60	3	83	81
Policyholder tax	9	325	—	—	334
(Loss)/profit before tax from continuing operations	(56)	385	3	83	415
Policyholder tax	(9)	(325)	—	—	(334)
Shareholder tax	27	174	1	(24)	178
(Loss)/profit after tax from continuing operations	(38)	234	4	59	259
Loss after tax from discontinued operations					(24)
Profit after tax for the period					235

(i)
UK non-recurring items of £(11) million for half year ended 30 June 2014 include separation and integration costs of £(5) million, costs of £(5) million relating to service improvement elements of the outsourcing arrangement with Diligenta and £(1) million of Solvency II costs.

(ii)
Heritage non-recurring items of £(38) million for half year ended 30 June 2014 include £(21) million of costs in respect of the Diligenta outsourcing agreement, £(12) million of Solvency II costs of which £(4) million relates to a provision for future costs and unit linked transformation costs of £(5) million.

(iii)
FPI non-recurring items of £(2) million for half year ended 30 June 2014 relate to finance transformation costs.

(iv)
Corporate non-recurring items of £(4) million for half year ended 30 June 2014 relate to strategic review fees.

(v)
Includes investment variances on unit-linked sterling reserves and assets backing these reserves, which in previous periods were reported within operating profit. As this change in approach does not materially impact the 2013 comparative results, these have not been restated for this change.

(vi)
Includes shareholder investment return short-term fluctuations and investment variances arising from the mismatch of fixed-interest assets and the liabilities they are backing as well as the impact of credit default assumptions. This latter variance

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

  reflects profits or losses in excess of the expected investment return on the assets and the impact of the corresponding economic assumption changes on the liabilities.

(vii)
UK non-recurring items for the half year ended 30 June 2013 include £(12) million of costs in respect of the transition and service improvement elements of the outsourcing agreement with Diligenta, £(2) million of costs relating to the 2013 capital optimisation programme and £(1) million of Solvency II and finance systems development costs.

(viii)
Heritage non-recurring items for the half year ended 30 June 2013 include £(10) million in respect of separation and integration costs, £(18) million of costs in respect of the transition and service improvement elements of the outsourcing agreement with Diligenta, £(9) million of Solvency II and finance systems development costs and £(5) million of costs relating to the 2013 capital optimisation programme. Also included within Heritage is a cost of £(89) million in respect of a charge for deficit funding relating to the Group's defined benefit pension scheme, the income for which is reported within the Corporate segment results.

(ix)
FPI non-recurring items of £20 million for the half year ended 30 June 2013 relate to the profit on disposal of the Group's entire 30% holding in Amlife.

(x)
UK non-recurring items of £(35) million for the year ended 31 December 2013 include separation and integration costs of £(14) million, costs of £(12) million relating to service improvement elements of the outsourcing arrangement with Diligenta, £(5) million in respect of Solvency II costs of which £(3) million relates to a provision for future costs, costs in respect of capital optimisation programme of £(3) million and finance transformation costs of £(1) million.

(xi)
Heritage non-recurring items of £(226) million for the year ended 31 December 2013 include costs of £(116) million in respect of a charge for deficit funding relating to the Group's defined benefit pension scheme (the income for which is reported within the Corporate segment results), £(10) million of separation and integration costs, £(53) million of costs in respect of the Diligenta outsourcing agreement, £(34) million of Solvency II costs which include a provision of £(26) million for future costs, finance transformation costs of £(7) million and £(6) million of costs relating to the 2013 capital optimisation programme. Corporate non-recurring items also include costs of £(4) million relating to strategic review fees.

(xii)
FPI non-recurring items of £18 million for the year ended 31 December 2013 include profit on disposal of the Group's entire 30% holding in AmLife of £20 million and finance transformation costs of £(2) million.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

(iii)  Revenue and expenses

For the half year ended 30 June 2014	UK	Heritage	FPI	Corporate	Elimination of intersegment amounts(i)	Total
	£m	£m	£m	£m	£m	£m
Gross earned premiums on insurance and investment contracts	1,438	942	457	—	—	2,837
Investment contract premiums(ii)	(1,104)	(346)	(442)	—	—	(1,892)
Gross earned premiums	334	596	15	—	—	945
Premiums ceded to reinsurers	(58)	(252)	(2)	—	—	(312)
Net earned premiums	276	344	13	—	—	633
Fee and commission income	137	133	75	—	—	345
Investment return	583	2,614	93	43	(42)	3,291
Total revenue	996	3,091	181	43	(42)	4,269
Intersegment revenue	—	—	—	42	(42)	—
Total external revenue	996	3,091	181	1	—	4,269
Net claims and benefits paid	(76)	(1,669)	(5)	—	—	(1,750)
Change in insurance and investment contract liabilities	(632)	(770)	(88)	—	—	(1,490)
Transfer to unallocated surplus	—	(52)	—	—	—	(52)
Movement in net assets attributable to unit-holders	(4)	(14)	—	—	—	(18)
Acquisition expenses	(207)	(43)	(34)	—	—	(284)
Administrative and other expenses	(125)	(316)	(66)	(20)	—	(527)
Finance costs	—	(65)	(2)	(43)	42	(68)
Total claims, benefits and expenses	(1,044)	(2,929)	(195)	(63)	42	(4,189)
Intersegment expenses	—	(42)	—	—	42	—
Total external claims, benefits and expenses	(1,044)	(2,887)	(195)	(63)	—	(4,189)
(Loss)/profit before tax from continuing operations	(48)	162	(14)	(20)	—	80
Policyholder tax	(7)	(104)	—	—	—	(111)
Shareholder tax	7	5	—	3	—	15
(Loss)/profit after tax from continuing operations	(48)	63	(14)	(17)	—	(16)
Loss after tax from discontinued operations						(27)
Loss after tax for the period						(43)

(i)
Eliminations include intersegment premiums and loan interest. Intersegment transactions are undertaken on an arm's length basis.

(ii)
Accounted for as deposits under IFRS.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

For the half year ended 30 June 2013	UK	Restated Heritage	Restated FPI	Corporate	Elimination of intersegment amounts(i)	Restated Total
	£m	£m	£m	£m	£m	£m
Gross earned premiums on insurance and investment contracts	1,411	1,078	599	—	—	3,088
Investment contract premiums(ii)	(1,073)	(388)	(583)	—	—	(2,044)
Gross earned premiums	338	690	16	—	—	1,044
Premiums ceded to reinsurers	(57)	(242)	(1)	—	—	(300)
Net earned premiums	281	448	15	—	—	744
Fee and commission income	160	155	65	—	—	380
Investment return	1,642	4,912	506	47	(42)	7,065
Total revenue	2,083	5,515	586	47	(42)	8,189
Intersegment revenue	—	—	—	42	(42)	—
Total external revenue	2,083	5,515	586	5	—	8,189
Other income(iii)	—	—	20	89	(89)	20
Net claims and benefits paid	(85)	(1,914)	(5)	—	—	(2,004)
Change in insurance and investment contract liabilities	(1,622)	(2,691)	(478)	—	—	(4,791)
Transfer from unallocated surplus	—	1	—	—	—	1
Movement in net assets attributable to unit-holders	(42)	(66)	—	—	—	(108)
Acquisition expenses	(183)	(45)	(32)	—	—	(260)
Administrative and other expenses	(145)	(468)	(64)	(13)	89	(601)
Finance costs	—	(75)	(3)	(43)	42	(79)
Total claims, benefits and expenses	(2,077)	(5,258)	(582)	(56)	131	(7,842)
Intersegment expenses	—	(131)	—	—	131	—
Total external claims, benefits and expenses	(2,077)	(5,127)	(582)	(56)	—	(7,842)
Profit before tax from continuing operations	6	257	24	80	—	367
Policyholder tax	(3)	(274)	—	—	—	(277)
Shareholder tax	1	1	1	(23)	—	(20)
Profit/(loss) after tax from continuing operations	4	(16)	25	57	—	70
Loss after tax from discontinued operations						(9)
Profit after tax for the period						61

(i)
Eliminations include intersegment premiums and loan interest. Intersegment transactions are undertaken on an arm's length basis.

(ii)
Accounted for as deposits under IFRS.

(iii)
Includes internal recharges on pension deficit reduction contributions of £89 million and profit on the disposal of AmLife of £20 million.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

For the year ended 31 December 2013	UK	Restated Heritage	Restated FPI	Corporate	Elimination of intersegment amounts(i)	Restated Total
	£m	£m	£m	£m	£m	£m
Gross earned premiums on insurance and investment contracts	2,887	1,942	1,115	—	—	5,944
Investment contract premiums(ii)	(2,235)	(652)	(1,086)	—	—	(3,973)
Gross earned premiums	652	1,290	29	—	—	1,971
Premiums ceded to reinsurers	(96)	(496)	(3)	—	—	(595)
Net earned premiums	556	794	26	—	—	1,376
Fee and commission income	299	306	110	—	—	715
Investment return	1,800	5,917	232	94	(84)	7,959
Total revenue	2,655	7,017	368	94	(84)	10,050
Intersegment revenue	—	—	—	84	(84)	—
Total external revenue	2,655	7,017	368	10	—	10,050
Other income(iii)	—	—	20	116	(116)	20
Net claims and benefits paid	(141)	(3,652)	(13)	—	—	(3,806)
Change in insurance and investment contract liabilities	(1,851)	(1,825)	(163)	—	—	(3,839)
Transfer from unallocated surplus	—	29	—	—	—	29
Movement in net assets attributable to unit-holders	(35)	(54)	—	—	—	(89)
Acquisition expenses	(400)	(89)	(65)	—	—	(554)
Administrative and other expenses	(284)	(909)	(139)	(39)	116	(1,255)
Finance costs	—	(132)	(5)	(88)	84	(141)
Total claims, benefits and expenses	(2,711)	(6,632)	(385)	(127)	200	(9,655)
Intersegment expenses	—	(200)	—	—	200	—
Total external claims, benefits and expenses	(2,711)	(6,432)	(385)	(127)	—	(9,655)
(Loss)/profit before tax from continuing operations	(56)	385	3	83	—	415
Policyholder tax	(9)	(325)	—	—	—	(334)
Shareholder tax	27	174	1	(24)	—	178
(Loss)/profit after tax from continuing operations	(38)	234	4	59	—	259
Loss after tax from discontinued operations						(24)
Profit after tax for the period						235

(i)
Eliminations include intersegment premiums and loan interest. Intersegment transactions are undertaken on an arm's length basis.

(ii)
Accounted for as deposits under IFRS.

(iii)
Includes internal recharges on pension deficit reduction contributions of £116 million and profit on the disposal of AmLife of £20 million.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

(iv)  Assets and liabilities

As at 30 June 2014	UK	Heritage	FPI	Lombard	Corporate	Elimination of intersegment amounts(i)	Total
	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets	720	2,030	539	—	—	—	3,289
Financial assets	22,007	62,889	6,197	—	139	—	91,232
Assets of operations classified as held for sale(ii)	—	—	—	20,206	—	—	20,206
Other assets	1,725	11,500	1,426	—	2,146	(1,358)	15,439
Total assets	24,452	76,419	8,162	20,206	2,285	(1,358)	130,166
Liabilities
Insurance contracts	3,261	32,254	139	—	—	—	35,654
Investment contracts	18,992	36,384	7,645	—	—	—	63,021
Loans and borrowings	18	1,169	4	—	1,026	(1,186)	1,031
Liabilities of operations classified as held for sale(ii)	—	—	—	19,896	—	—	19,896
Other liabilities	1,059	4,094	137	—	186	(172)	5,304
Total liabilities	23,330	73,901	7,925	19,896	1,212	(1,358)	124,906

As at 30 June 2013	UK	Restated Heritage	Restated FPI	Lombard	Corporate	Elimination of intersegment amounts(i)	Total
	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets	811	2,236	627	441	—	—	4,115
Financial assets	20,680	66,070	6,172	18,482	23	—	111,427
Other assets	2,478	11,522	1,414	1,862	2,147	(1,479)	17,944
Total assets	23,969	79,828	8,213	20,785	2,170	(1,479)	133,486
Liabilities
Insurance contracts	3,049	33,994	132	—	—	—	37,175
Investment contracts	19,117	36,783	7,658	20,121	—	—	83,679
Loans and borrowings	11	1,190	18	13	1,064	(1,184)	1,112
Other liabilities	669	5,152	122	270	40	(295)	5,958
Total liabilities	22,846	77,119	7,930	20,404	1,104	(1,479)	127,924

As at 31 December 2013	UK	Restated Heritage	Restated FPI	Lombard	Corporate	Elimination of intersegment amounts(i)	Total
	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets	763	2,123	578	391	—	—	3,855
Financial assets	21,322	63,249	6,073	18,420	—	—	109,064
Other assets	1,798	11,186	1,434	1,985	2,264	(1,495)	17,172
Total assets	23,883	76,558	8,085	20,796	2,264	(1,495)	130,091
Liabilities
Insurance contracts	3,110	31,354	126	—	—	—	34,590
Investment contracts	19,077	36,667	7,566	20,192	—	—	83,502
Loans and borrowings	13	1,178	11	2	1,031	(1,185)	1,050
Other liabilities	593	4,539	121	254	203	(310)	5,400
Total liabilities	22,793	73,738	7,824	20,448	1,234	(1,495)	124,542

(i)
Eliminations mainly comprise intercompany loans.

(ii)
The assets and liabilities of Lombard are classified as held for sale. Further details are provided in note 2(d) Held for sale and discontinued operations.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

c)    Geographical segmental information

In presenting geographical segment information, revenue is based on the geographical location of customers. The Group has defined two geographical areas: UK and the rest of the world.

For the half year ended 30 June 2014	UK	Rest of the world	Total
	£m	£m	£m
Gross earned premiums	882	63	945
Fee and commission income	267	78	345
Revenue from external customers	1,149	141	1,290
Investment return			3,291
Premiums ceded to reinsurers			(312)
Total revenue			4,269

For the half year ended 30 June 2013	Restated UK	Restated Rest of the world	Restated Total
	£m	£m	£m
Gross earned premiums	973	71	1,044
Fee and commission income	310	70	380
Revenue from external customers	1,283	141	1,424
Investment return			7,065
Premiums ceded to reinsurers			(300)
Total revenue			8,189

For the year ended 31 December 2013	Restated UK	Restated Rest of the world	Restated Total
	£m	£m	£m
Gross earned premiums	1,836	135	1,971
Fee and commission income	593	122	715
Revenue from external customers	2,429	257	2,686
Investment return			7,959
Premiums ceded to reinsurers			(595)
Total revenue			10,050

d)    Held for sale and discontinued operations

As part of the strategy to maximise value from each part of the Group, and due to the limited strategic and operational synergies between Lombard and the rest of the Group, on 11 July 2014, the Group announced the disposal of its Lombard operating segment to Blackstone Group LP for an initial consideration of £317 million (€399 million). The sale is subject to anti-trust and regulatory approvals and is expected to complete in the second half of 2014.

The initial consideration of £317 million (€399 million) comprises £254 million (€320 million) upfront consideration and an estimated £7 million (€9 million) interest equivalent, both to be paid in cash upon completion, plus a £56 million (€70 million) deferred payment in the form of a vendor loan note. The estimated £7 million (€9 million) interest equivalent amount is equivalent to interest on the £254 million (€320 million) upfront consideration at 3% from 1 January 2014 until the expected completion date. The vendor loan note has an eight year term from the date of completion and a coupon of 7%.

An additional contingent element could increase or decrease the value of the vendor loan note by up to £39 million (€50 million). This will be determined with reference to Lombard's assets under administration on 30 June 2017 in the upside scenario and with reference to the assets under administration and the achievement of certain new business thresholds at 30 June 2019 in the downside scenario. The sale agreement also contains customary representations, warranties and indemnities that would be expected in a transaction of this nature.

The Group has also obtained regulatory consent to return £317 million to shareholders via a buy-back of shares, equal to the initial consideration.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

As at 30 June 2014, the Lombard operating segment met the criteria as 'held for sale', as the carrying amount will be recovered through a sale transaction rather than through continuing use, and it was considered that the sale was 'highly probable' at the balance sheet date.

The Lombard operating segment has been measured at the lower of its carrying amount and fair value less costs to sell, of £310 million, and has been presented as a discontinued operation. A single amount is shown on the face of the income statement, comprising the post-tax result of the discontinued operation, the post-tax loss recognised on the remeasurement to fair value less costs to sell and associated corporate non-recurring costs of disposal. The condensed consolidated income statement, condensed consolidated statement of comprehensive income and condensed consolidated statement of IFRS based operating profit comparatives have been restated. In the 30 June 2014 condensed consolidated statement of financial position, the assets and liabilities are presented separately from other assets and liabilities of the Group.

(i)    Results of discontinued operations

	2014 Half year	2013 Half year	2013 Full year
	£m	£m	£m
Fee and commission income and income from service activities	51	54	112
Investment return	446	166	827
Total revenue	497	220	939
Change in investment contract liabilities	(394)	(114)	(730)
Acquisition expenses	(25)	(22)	(49)
Administrative and other expenses	(105)	(104)	(205)
Finance costs	—	—	(1)
Total claims, benefits and expenses	(524)	(240)	(985)
Loss before shareholder tax	(27)	(20)	(46)
Shareholder tax	10	11	22
Loss after tax from discontinued operations	(17)	(9)	(24)
Loss on remeasurement to fair value	(10)	—	—
Loss from discontinued operations	(27)	(9)	(24)
Other comprehensive (loss)/income, net of tax	(12)	21	10
Total comprehensive (loss)/income, net of tax	(39)	12	(14)

(ii)   Cash flows of discontinued operations

	2014 Half year	2013 Half year	2013 Full year
	£m	£m	£m
Operating cash flows	28	31	197
Investing cash flows	(1)	(2)	(4)
Financing cash flows	(6)	(3)	(23)
Total cash flows	21	26	170

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

(iii)  Major classes of assets and liabilities

30 June 2014
£m
Intangible assets	343
Financial assets	17,905
Other assets	1,968
Remeasurement to fair value	(10)
Assets	20,206
Investment contracts	19,616
Deferred tax liabilities	80
Other liabilities	200
Liabilities	19,896
Equity attributable to equity holders of the parent	310
Equity attributable to non controlling interest	—
Total equity	310
Total equity and liabilities	20,206

(iv)  Fair value of assets and liabilities

The fair value of assets and liabilities of Lombard are recognised at 30 June 2014 on a non-recurring basis.

As at 30 June 2014	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Financial assets held at fair value
Shares and other variable yield securities	11,683	1,042	1,446	14,171
Debt securities and other fixed income securities:
—Government securities	357	233	—	590
—Corporate bonds and loans at fair value (including asset backed securities ("ABS"))	1,564	920	471	2,955
Derivative financial instruments	—	22	—	22
Deposits with credit institutions	—	167	—	167
Total assets held at fair value	13,604	2,384	1,917	17,905
Financial liabilities held at fair value
Unit—linked investment contracts	—	19,616	—	19,616
Derivative financial instruments	—	1	—	1
Total liabilities held at fair value	—	19,617	—	19,617

Details of the levelling and fair value methodologies are included in note 9. Transfers between levels and movements in level 3 assets prior to Lombard's classification as held for sale are included in note 9.

3.     Appropriations of profit

	2014 Half year	2013 Half year	2013 Full year
	£m	£m	£m
Ordinary dividends declared and charged to equity in the period:
Final 2013—14.09 pence per share, paid on 16 May 2014	199	—	—
Interim 2013—7.05 pence per share, paid on 4 October 2013	—	—	100
Final 2012—14.09 pence per share, paid on 20 May 2013	—	200	200
Total dividends	199	200	300
Interest on 2003 STICS (coupon rate 6.875%)	7	7	14
Interest on 2005 STICS (coupon rate 6.292%)	17	—	17
Total appropriations of profit	223	207	331

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

An interim dividend of 7.05 pence per ordinary share will be paid on 6 October 2014, expected to amount to £100 million. This amount is not reflected in these financial statements. Shareholders have been offered a dividend reinvestment plan ("DRIP"), which allows them to purchase additional shares on the dividend payment date from the proceeds of their cash dividend.

As required by IAS 10: Events after the reporting period dividends declared after the reporting date are not accrued in these accounts.

The STICS are accounted for as equity instruments under IFRS and consequently the interest on these instruments is treated as an appropriation of profit, charged directly to equity.

Interest on the 2003 STICS is paid in equal instalments in May and November each year at a rate of 6.875%. Interest on the 2005 STICS is paid annually in either June or July at a rate of 6.292%.

4.     Earnings per share

a)    Basic and operating earnings per share from continuing operations

Earnings per share have been calculated based on the profit or loss after tax and on the operating profit after tax from continuing operations attributable to equity holders of the parent and the weighted number of shares in issue adjusted for own shares held. The directors consider that operating earnings per share provides a better indication of the performance of the Group.

	2014 Half year earnings	2014 Half year pence per share	Restated 2013 Half year earnings	Restated 2013 Half year pence per share	Restated 2013 Full year earnings	Restated 2013 Full year pence per share
	£m		£m		£m
(Loss)/profit after tax from continuing operations attributable to equity holders of the parent	(32)	(2.26)	54	3.81	228	16.08
Add back:
—short-term fluctuations in investment return	(25)	(1.77)	(133)	(9.38)	(184)	(12.98)
—non-recurring items	55	3.89	37	2.61	131	9.24
—amortisation and impairment of intangible assets	176	12.45	193	13.61	405	28.57
—tax credit on items excluded from operating profit	(11)	(0.78)	17	1.20	(174)	(12.27)
Operating profit after tax from continuing operations attributable to equity holders of the parent	163	11.53	168	11.85	406	28.64
(Loss)/profit after tax from continuing operations attributable to equity holders of the parent	(32)	(2.26)	54	3.81	228	16.08
Loss after tax from discontinued operations attributable to equity holders of the parent	(27)	(1.91)	(9)	(0.64)	(24)	(1.69)
(Loss)/profit after tax attributable to equity holders of the parent	(59)	(4.17)	45	3.17	204	14.39

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

b)    Diluted basic earnings per share from continuing operations

i)     Based on profit or loss after tax attributable to equity holders of the parent

For the half year ended 30 June 2014	Earnings	Weighted average number of shares	Pence per share
	£m
Loss after tax from continuing operations attributable to equity holders of the parent	(32)	1,414,295,152	(2.26)
Dilutive effect of share awards	—	1,223,508	—
Diluted basic earnings per share on loss after tax from continuing operations attributable to equity holders of the parent	(32)	1,415,518,660	(2.26)

For the year ended 31 December 2013	Restated Earnings	Weighted average number of shares	Restated Pence per share
	£m
Profit after tax from continuing operations attributable to equity holders of the parent	228	1,417,808,590	16.08
Dilutive effect of share awards	—	904,272	(0.01)
Diluted basic earnings per share on profit after tax from continuing operations attributable to equity holders of the parent	228	1,418,712,862	16.07

There were no dilutive factors for the half year ended 30 June 2013.

ii)    Based on operating profit after tax from continuing operations attributable to equity holders of the parent

For the half year ended 30 June 2014	Earnings	Weighted average number of shares	Pence per share
	£m
Operating profit after tax from continuing operations attributable to equity holders of the parent	163	1,414,295,152	11.53
Dilutive effect of share awards	—	1,223,508	(0.01)
Diluted basic earnings per share on operating profit after tax from continuing operations attributable to equity holders of the parent	163	1,415,518,660	11.52

For the year ended 31 December 2013	Restated Earnings	Weighted average number of shares	Restated Pence per share
	£m
Operating profit after tax from continuing operations attributable to equity holders of the parent	406	1,417,808,590	28.64
Dilutive effect of share awards	—	904,272	(0.02)
Diluted basic earnings per share on operating profit after tax from continuing operations attributable to equity holders of the parent	406	1,418,712,862	28.62

There were no dilutive factors for the half year ended 30 June 2013.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

c)    Diluted basic earnings per share from discontinued operations

(i)    Based on loss after tax attributable to equity holders of the parent

For the half year ended 30 June 2014	Earnings	Weighted average number of shares	Pence per share
	£m
Loss after tax from discontinued operations attributable to equity holders of the parent	(27)	1,414,295,152	(1.91)
Dilutive effect of share awards	—	1,223,508	—
Diluted basic earnings per share on loss after tax from discontinued operations attributable to equity holders of the parent	(27)	1,415,518,660	(1.91)

For the year ended 31 December 2013	Restated Earnings	Weighted average number of shares	Restated Pence per share
	£m
Loss after tax from discontinued operations attributable to equity holders of the parent	(24)	1,417,808,590	(1.69)
Dilutive effect of share awards	—	904,272	—
Diluted basic earnings per share on loss after tax from discontinued operations attributable to equity holders of the parent	(24)	1,418,712,862	(1.69)

There were no dilutive factors for the half year ended 30 June 2013.

5.     Taxation

a)    Tax recognised in the consolidated income statement

	2014 Half year	Restated 2013 Half year	Restated 2013 Full year
	£m	£m	£m
Current tax
UK corporation tax at 21.5% (2013: 23.25%)	3	67	1
Adjustments in respect of prior periods	2	(6)	(6)
Overseas tax	10	6	15
Total current tax charge	15	67	10
Deferred tax
Origination and reversal of temporary differences	82	230	266
Change in tax rates	(1)	—	(70)
Recognition of deferred tax assets previously unrecognised	—	—	(50)
Total deferred tax charge	81	230	146
Total tax charge	96	297	156
Analysis:
—policyholder tax	111	277	334
—shareholder tax	(15)	20	(178)
Total tax charge	96	297	156

Legislation was enacted in 2013 to reduce the rate of corporation tax to 21% from 1 April 2014 and 20% from 1 April 2015. Under IFRS, deferred tax is calculated using rates substantively enacted by the reporting date and as such the reduction to a 20% rate has been taken into account in deferred tax balances. In 2014, the average rate of corporation tax for the full calendar year is 21.5%.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

b)    Factors affecting the tax charge for the period

	2014 Half year	Restated 2013 Half year	Restated 2013 Full year
	£m	£m	£m
Profit before tax from continuing operations	80	367	415
Profit before tax from continuing operations determined with reference to the average rate of corporation tax in the UK of 21.5% (2013: 23.25%)	17	85	96
Effects of:
—non-taxable income	(27)	(101)	(93)
—deductions not allowable for tax purposes	4	10	(9)
—tax on reserving adjustments and other IFRS adjustments	—	(14)	—
—overseas tax	(1)	(1)	(6)
—valuation of tax assets and liabilities	(16)	(28)	(49)
—valuation of unrealised capital losses	—	67	—
—adjustments in respect of prior periods	(5)	2	(21)
—impact of reduction in corporation tax rate to 20% on deferred tax asset/liability	(1)	—	(70)
—policyholder tax	111	277	334
—other	14	—	(26)
Total tax charge	96	297	156

6.     Staff pension schemes

a)    Introduction

On 1 January 2013, the Group set up a defined contribution scheme for UK employees as part of the "My Money" savings and investments platform, called the Flexible Retirement Account ("FRA"). Employer contributions are typically in the range 6.3% to 13% depending on contribution levels selected by members and the platform has a minimum employer plus member contribution level of 9.3% of pensionable salary (basic annual salary up to a defined earnings cap). The FRA has been used for auto-enrolment from the Group's UK staging date of July 2013.

The Group has one closed defined benefit scheme: the Friends Provident Pension Scheme ("FPPS"), which closed to active membership at 31 December 2012.

FPIL and SBG operate defined contribution arrangements. Lombard does not operate a pension scheme.

b)    Closed FPPS defined benefit scheme overview

On an IAS 19: Employee benefits (Revised 2011) basis, a gross deficit of £(12) million has been recognised in respect of the FPPS at 30 June 2014 (30 June 2013: gross surplus of £39 million; 31 December 2013: gross deficit of £(4) million).

The Trustee and the Group consider the funding position of the FPPS on more than one basis. As part of the triennial review of the FPPS as at 30 September 2011, the Trustee and the Group recognised a deficit of £185 million on a Technical Provisions basis and on this funding basis agreed a deficit reduction plan as at 2 January 2013. That plan set out a new schedule of deficit reduction contributions of £175 million, in addition to a £20 million payment which was made in July 2012 and £20 million in July 2013 under the previous deficit reduction plan. The new recovery plan commenced in January 2013 with a payment of £1.5 million, and a further £1.5 million was paid in July 2013 in addition to the £20 million previously agreed. Further deficit reduction contributions totalling £172 million will be paid into the scheme, with payments of £21.5 million to be made by 31 July each year for the eight years from 2014 to 2021.

Under IFRIC 14, deficit reduction contributions are considered to be a minimum funding requirement and, to the extent that the contributions payable will not be available after they are paid into the scheme, a liability is recognised when the obligation arises. In accordance with s207(4) Finance Act 2004, an

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

additional liability of £(47) million has been recognised at 30 June 2014 (30 June 2013: £(70) million; 31 December 2013: £(48) million), reflecting the 35% tax that would arise on any notional refund in respect of the resultant IAS 19 surplus of £133 million (£172 million of deficit reduction contributions at a present value of £145 million, partially offset by the current deficit of £(12) million). A deferred tax asset of £34 million (30 June 2013: £44 million; 31 December 2013: £34 million) has also been recognised to reflect tax relief at a rate of 20% (30 June 2013: 23%; 31 December 2013: 20%) that is expected to be available on the deficit reduction contributions, in future periods.

The scheme's assets, which are administered by five external investment managers, are held under the control of the Trustee and used to secure benefits for the members of the scheme and their dependants in accordance with the Trust Deed and Rules.

The Trustee Board consists of a chairman who is appointed by the employer and up to six additional directors of which up to three are employer-appointed directors and up to three are member-nominated trustee directors.

An analysis of the amounts recognised in the financial statements in respect of the FPPS is set out below.

Amounts recognised in the consolidated statement of financial position

	30 June 2014	30 June 2013	31 December 2013
	£m	£m	£m
IAS 19 (deficit)/surplus (excluding deficit reduction contribution)	(12)	39	(4)
Authorised payments surplus charge (penal tax) at 35% of available surplus following deficit reduction contribution, discounted to present value(i)	(47)	(70)	(48)
Net pension deficit (excluding deficit reduction contribution)	(59)	(31)	(52)

(i)
Included in the charge for the half year ended 30 June 2014 is a finance charge of £(1) million (30 June 2013: £nil; 31 December 2013: £(2) million) relating to penal tax on the present value of pension deficit funding, which is recognised in the consolidated income statement.

Movement in IAS 19 pension surplus

	2014 Half year	2013 Half year	2013 Full year
	£m	£m	£m
Pension (deficit)/surplus at 1 January	(4)	62	62
Current service cost(i)	—	(1)	—
Net interest on net defined benefit liability/asset(i)(ii)	—	1	3
Employer contributions	—	6	28
Remeasurement losses	(7)	(29)	(96)
Administration costs(i)	(1)	—	(1)
Pension (deficit)/surplus	(12)	39	(4)
Present value of deficit reduction contributions	145	164	136
Available surplus subject to authorised payments surplus charge	133	203	132

(i)
Recognised in the consolidated income statement.

(ii)
The actual return on plan assets for the half year ended 30 June 2014 is £54 million (30 June 2013: £105 million; 31 December 2013: £81 million).

The total loss recognised in the income statement for the half year ended 30 June 2014 was £(2) million (30 June 2013: £nil; 31 December 2013: £nil). In addition to administration costs of £(1) million shown in the table above, a finance charge of £(1) million (30 June 2013: £nil; 31 December 2013: £(2) million) relating to penal tax on the present value of pension deficit funding has also been recognised in the income statement.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

Analysis of net pension deficit and related deferred tax asset

As at 30 June 2014	Pension deficit	Deferred tax
	£m	£m
Gross IAS 19 pension deficit and related deferred tax asset	(12)	2
Irrecoverable element of deficit reduction contributions (authorised payments surplus charge on available surplus)(i)	(47)	—
Restriction of asset due to authorised payments surplus charge	—	(2)
Tax relief available on deficit reduction contributions	—	34
Net pension deficit and related deferred tax asset	(59)	34

As at 30 June 2013	Pension surplus/(deficit)	Deferred tax
	£m	£m
Gross IAS 19 pension surplus and related deferred tax liability	39	(9)
Irrecoverable element of deficit reduction contributions (authorised payments surplus charge on available surplus)(i)	(70)	—
Restriction of liability due to authorised payments surplus charge	—	9
Tax relief available on deficit reduction contributions	—	44
Net pension deficit and related deferred tax asset	(31)	44

As at 31 December 2013	Pension deficit	Deferred tax
	£m	£m
Gross IAS 19 pension deficit and related deferred tax asset	(4)	1
Irrecoverable element of deficit reduction contributions (authorised payments surplus charge on available surplus)(i)	(48)	—
Restriction of asset due to authorised payments surplus charge	—	(1)
Tax relief available on deficit reduction contributions	—	34
Net pension deficit and related deferred tax asset	(52)	34

(i)
30 June 2014 includes a finance charge of £(1) million (30 June 2013: £nil; 31 December 2013: £(2) million) relating to penal tax recognised on the present value of pension deficit funding.

Amounts recognised in the condensed consolidated statement of comprehensive income

	2014 Half year	2013 Half year	2013 Full year
	£m	£m	£m
Remeasurement losses:
—actuarial losses of the defined benefit scheme	(36)	(109)	(117)
—return on pension asset (excluding amounts included in net interest on net defined benefit liability/asset)	29	80	21
—irrecoverable element of deficit reduction contributions (authorised payments surplus charge on available surplus)(i)	3	(41)	(17)
Remeasurement losses of the defined benefit scheme	(4)	(70)	(113)
Taxation	—	50	36
Remeasurement losses of the net defined benefit scheme after tax	(4)	(20)	(77)

(i)
An additional finance charge of £(1) million (30 June 2013: £nil; 31 December 2013: £(2) million) is also recognised in the consolidated income statement relating to penal tax on the present value of pension deficit funding.

A tax charge of £(1) million (30 June 2013: credit of £39 million; 31 December 2013: credit of £34 million) in respect of deficit reduction contributions and credits of £1 million (30 June 2013: £11 million; 31 December 2013: £2 million) in respect of other movements in the pension scheme are included in the aggregate tax line for items that will not be reclassified to profit and loss in the consolidated statement of comprehensive income.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

7.     Intangible assets

Movements in intangible assets, including the transfer of Lombard's intangible assets to assets of operations classified as held for sale, are as follows:

For the half year ended 30 June 2014	AVIF	Other	Total
	£m	£m	£m
Cost
At 1 January 2014	5,520	560	6,080
Additions	—	1	1
Foreign exchange adjustments	(23)	(6)	(29)
Transfer to assets of operations classified as held for sale	(576)	(153)	(729)
At 30 June 2014	4,921	402	5,323
Amortisation and impairment
At 1 January 2014	1,893	332	2,225
Amortisation charge for the period(i)	174	37	211
Foreign exchange adjustments	(11)	(5)	(16)
Transfer to assets of operations classified as held for sale	(271)	(115)	(386)
At 30 June 2014	1,785	249	2,034
Carrying amounts at 30 June 2014	3,136	153	3,289

For the half year ended 30 June 2013	AVIF	Other	Total
	£m	£m	£m
Cost
At 1 January 2013	5,505	560	6,065
Additions	—	2	2
Foreign exchange adjustments	33	9	42
At 30 June 2013	5,538	571	6,109
Amortisation and impairment
At 1 January 2013	1,497	247	1,744
Amortisation charge for the period(i)	192	41	233
Foreign exchange adjustments	12	5	17
At 30 June 2013	1,701	293	1,994
Carrying amounts at 30 June 2013	3,837	278	4,115

For the year ended 31 December 2013	AVIF	Other	Total
	£m	£m	£m
Cost
At 1 January 2013	5,505	560	6,065
Additions	—	4	4
Disposals(ii)	—	(8)	(8)
Foreign exchange adjustments	15	4	19
At 31 December 2013	5,520	560	6,080
Amortisation and impairment
At 1 January 2013	1,497	247	1,744
Amortisation charge for the year(i)	381	91	472
Impairment charge for the year(i)(iii)	11	—	11
Disposals(ii)	—	(8)	(8)
Foreign exchange adjustments	4	2	6
At 31 December 2013	1,893	332	2,225
Carrying amounts at 31 December 2013	3,627	228	3,855

(i)
Amortisation and impairment charges on continuing operations are included within administrative and other expenses in the consolidated income statement. The amortisation charge for Lombard is included within loss after tax from discontinued operations in the consolidated income statement.

(ii)
Disposals in 2013 related to the sale of fully amortised software of £(8) million.

(iii)
AVIF impairment of £(11) million has been recognised within OLAB as a result of worsening persistency.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

AVIF is shown gross of policyholder and shareholder tax of £569 million (30 June 2013: £810 million; 31 December 2013: £693 million), with the offsetting balance included in deferred taxation.

In determining the fair value of identified intangible assets, appropriate valuation methodologies were applied, given the nature of the intangible assets acquired.

Intangible assets relating to customer relationships and distribution channels have been valued using an income approach method, specifically the Multi-period Excess Earnings Method ("MEEM"). The principle behind the MEEM is that the value of an intangible asset is equal to the present value of the after tax cash flows attributable only to that intangible asset. Other intangibles include in-house developed IT systems and databases which have been valued using a replacement cost approach which assesses the cost of reproducing the equivalent technology in its current form.

For each type of asset, the useful economic life was determined, being the period over which the asset is expected to contribute directly or indirectly to future cash flows. The value of the assets will be amortised over the respective useful economic lives.

On acquisition of a portfolio of insurance contracts and/or investment contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected pre-tax cash flows of the in-force business is capitalised in the statement of financial position as AVIF, using a market consistent embedded value methodology.

(i)
AVIF

An analysis of AVIF by operating segments used for segmental reporting (see note 2) is set out below. The comparatives for half year 2013 and full year 2013 have been restated following the transfer of OLAB to Heritage in January 2014, as explained in note 2.

As at 30 June 2014	Cost	Amortisation and impairment	Net book value
	£m	£m	£m
UK	896	(315)	581
Heritage	3,113	(1,083)	2,030
FPI	912	(387)	525
Total	4,921	(1,785)	3,136

As at 30 June 2013	Cost	Amortisation and impairment	Net book value
	£m	£m	£m
UK	896	(269)	627
Heritage—restated	3,113	(875)	2,238
FPI—restated	912	(314)	598
Lombard	617	(243)	374
Total	5,538	(1,701)	3,837

As at 31 December 2013	Cost	Amortisation and impairment	Net book value
	£m	£m	£m
UK	896	(291)	605
Heritage—restated	3,113	(991)	2,122
FPI—restated	912	(351)	561
Lombard	599	(260)	339
Total	5,520	(1,893)	3,627

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

(ii)   Other intangibles

Other intangibles are made up of the following:

As at 30 June 2014	Cost	Amortisation and impairment	Net book value
	£m	£m	£m
Distribution channels and customer relationships	314	(166)	148
Brand	37	(32)	5
Software	39	(39)	—
Goodwill	12	(12)	—
Total	402	(249)	153

As at 30 June 2014 other intangibles of £38 million (£28 million distribution channels and customer relationships; £2 million brand; £8 million software) relating to Lombard have been transferred to assets of operations classified as held for sale.

As at 30 June 2013	Cost	Amortisation and impairment	Net book value
	£m	£m	£m
Distribution channels and customer relationships	449	(210)	239
Brand	49	(32)	17
Software	61	(39)	22
Goodwill	12	(12)	—
Total	571	(293)	278

As at 31 December 2013	Cost	Amortisation and impairment	Net book value
	£m	£m	£m
Distribution channels and customer relationships	444	(237)	207
Brand	49	(37)	12
Software	55	(46)	9
Goodwill	12	(12)	—
Total	560	(332)	228

(iii)  Impairment

All identifiable intangible assets are reviewed at each reporting date, or where impairment indicators are present, to assess whether there are any circumstances that might indicate that they are impaired. If such circumstances exist, impairment testing is performed and any resulting impairment losses are charged to the consolidated income statement.

AVIF is tested for impairment by comparing the carrying amount with its recoverable amount. The calculation of the recoverable amount is consistent with the measurement methodology for AVIF at initial recognition and is based on the current MCEV VIF balance for pre-acquisition business only, adjusted for differences between the IFRS and MCEV measurement basis for other net assets. The assumptions underpinning the Group's MCEV basis of reporting are provided in the MCEV supplementary information.

As at 30 June 2014, based on an impairment review of each of the cash generating units ("CGU"), the directors are satisfied that none of the Group's intangible assets are impaired. Following an impairment review at 31 December 2013, an impairment charge of £(11) million was recognised in respect of the OLAB operation which was transferred from FPI to Heritage in January 2014. The impairment charge of £(11) million was based on a recoverable amount of £25 million for OLAB AVIF. The calculation of the recoverable amount is based on Value in Use ("VIU"), determined from the current MCEV VIF balance for pre-acquisition business only, adjusted for differences between the IFRS and MCEV measurement basis for other net assets.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

8.     Financial assets

Lombard's financial assets are treated as held for sale as at 30 June 2014 and are excluded from the table below as at that date.

The Group's financial assets are summarised by measurement category as follows:

	30 June 2014	30 June 2013	31 December 2013
	£m	£m	£m
Fair value through profit or loss (note 8(a)) Designated on initial recognition	91,037	111,138	108,791
Held for trading	188	283	265
Loans at amortised cost (note 8(b))	7	6	8
Total financial assets	91,232	111,427	109,064

a)    Analysis of financial assets at fair value through profit or loss

As at 30 June 2014	With- profits	Unit- linked	Non- linked annuities	Non- linked other	Shareholder	Total
	£m	£m	£m	£m	£m	£m
Shares and other variable yield securities	6,533	49,174	—	152	2	55,861
Debt securities and other fixed income securities:
—Government securities	6,561	6,843	1,106	720	52	15,282
—Corporate bonds and loans at fair value	7,458	2,364	8,466	1,352	240	19,880
Derivative financial instruments	134	27	22	5	—	188
Deposits with credit institutions	—	14	—	—	—	14
Total financial assets held at fair value	20,686	58,422	9,594	2,229	294	91,225

As at 30 June 2013	With- profits	Unit- linked	Non- linked annuities	Non- linked other	Shareholder	Total
	£m	£m	£m	£m	£m	£m
Shares and other variable yield securities	7,110	62,485	—	139	15	69,749
Debt securities and other fixed income securities:
—Government securities	8,647	7,541	1,013	1,072	97	18,370
—Corporate bonds and loans at fair value	8,533	5,991	6,776	1,311	192	22,803
Derivative financial instruments	185	48	19	7	24	283
Deposits with credit institutions	—	216	—	—	—	216
Total financial assets held at fair value	24,475	76,281	7,808	2,529	328	111,421

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

As at 31 December 2013	With- profits	Unit- linked	Non- linked annuities	Non- linked other	Shareholder	Total
	£m	£m	£m	£m	£m	£m
Shares and other variable yield securities	6,803	63,145	—	122	15	70,085
Debt securities and other fixed income securities:
—Government securities	7,084	7,181	1,044	724	78	16,111
—Corporate bonds and loans at fair value	7,388	5,466	8,115	1,297	112	22,378
Derivative financial instruments	170	66	22	5	2	265
Deposits with credit institutions	—	217	—	—	—	217
Total financial assets held at fair value	21,445	76,075	9,181	2,148	207	109,056

The unit-linked column and with-profits column in the tables above include £622 million (30 June 2013: £781 million; 31 December 2013: £614 million) of financial assets relating to the non-controlling interests in the OEICs that have been consolidated as the Group is deemed to have control. These comprise £535 million of shares and other variable yield securities, £65 million of government securities and £22 million of corporate bonds (30 June 2013: £582 million of shares and other variable yield securities, £91 million of government securities and £108 million of corporate bonds; 31 December 2013: £523 million of shares and other variable yield securities, £69 million of government securities and £22 million of corporate bonds).

For unit-linked funds, the policyholders bear the investment risk and any change in asset values is matched by a broadly equivalent change in the liability.

ABS (excluding those held by the linked funds) amount to £4,324 million (30 June 2013: £4,102 million; 31 December 2013: £4,124 million) and 98% (30 June 2013: 97%; 31 December 2013: 98%) of these are at investment grade as set out in note 9(e).

b)
Loans at amortised cost

	30 June 2014	30 June 2013	31 December 2013
	£m	£m	£m
Mortgage loans	3	2	4
Other loans	4	4	4
Total loans	7	6	8

The fair value of loans is considered to be the same as their carrying value.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

c)    Assets backing unit-linked liabilities

The net assets backing the insurance and investment contract liabilities relating to unit-linked business are included within the relevant balances in the consolidated statement of financial position and are analysed as follows:

	30 June 2014	30 June 2013	31 December 2013
	£m	£m	£m
Shares and other variable yield securities	49,174	62,485	63,145
Debt securities and other fixed income securities	9,207	13,532	12,647
Derivative financial instruments	27	48	66
Deposits with credit institutions	14	216	217
Total financial assets held at fair value	58,422	76,281	76,075
Investment properties	1,350	1,354	1,302
Insurance and other receivables	535	864	639
Cash and cash equivalents	2,822	5,165	4,783
Assets of operations classified as held for sale	19,651	—	—
Total assets	82,780	83,664	82,799
Net asset value attributable to unit-holders(i) and other payables	(1,479)	(2,161)	(1,655)
Total unit-linked net assets	81,301	81,503	81,144

(i)
Represents non-controlling interests in respect of consolidated OEICs, which the Group are deemed to control.

9.     Fair values of assets and liabilities

In accordance with the requirements of IFRS 13: Fair value measurement, assets and liabilities which are measured at fair value have been classified into three categories as set out below. Financial assets at fair value include shares and other variable yield securities, government securities, corporate bonds (including ABS and loans at fair value), derivative financial instruments and deposits with credit institutions. Financial liabilities at fair value include unit-linked contracts, amounts due to reinsurers, net asset value attributable to unit-holders (non-controlling interest in the OEICs that are consolidated) and derivative financial instruments.

Level 1—quoted prices (unadjusted) in active markets for identical assets. An active market is one in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Examples include listed equities and bonds in active markets and quoted unit trusts/OEICs.

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category generally includes assets that are priced based on models using market observable inputs. Examples include certain corporate bonds, certificates of deposit and derivatives.

Level 3—inputs for the assets that are not based on observable market data. Assets with single price feeds and/or limited trading activity are included in this category. Examples include unlisted equities, private equity investments and property.

The majority of the Group's assets held at fair value are valued based on quoted market information or market observable data. Approximately 6% (11% excluding unit-linked assets) of the Group's assets are based on valuation techniques where significant observable market data is not available (30 June 2013: 6% (9% excluding unit-linked assets); 31 December 2013: 7% (11% excluding unit-linked assets)) or the price is not observable from current market transactions. However, the fair value measurement objective of these assets remains the same, that is, an exit price from the perspective of the Group.

The fair values of financial and non-financial assets are generally provided by external parties. During the year, the Group has performed independent reviews of pricing models to ensure that appropriate

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

methodologies have been applied. The approach taken for each class of specific unlisted investment is as follows:

Corporate bond valuations are generally obtained from brokers and pricing services. Where the number of transactions has declined under the current market conditions, valuations have become more subjective. Bond prices provided by pricing services are based on the best estimate of market price determined by market makers based on a variety of factors and are considered to be observable prices. In determining fair value, market makers will take into account transactions they have observed in identical or similar assets as well as movements in market indices and any other factors that they regard as relevant. In some cases, consensus prices have been based on fewer, and potentially more historic, transactions.

Exchange-traded derivatives are valued using active market prices. The values of over-the-counter derivative financial instruments are estimated by applying valuation techniques, using pricing models or discounted cash flow methods. Where pricing models are used, inputs—including future dividends, swap rates and volatilities—based on market data at the reporting date are used to estimate derivative values. Where discounted cash flow techniques are used, estimated future cash flows and discount rates are based on current market swap rates at the valuation date.

Investment properties and properties occupied by the Group are measured at fair value at the reporting date. Fair values are measured by external independent valuers, using methods set out in the Royal Institute of Chartered Surveyors' guidelines ("RICS Red Book"). The valuations used are based on valuation techniques using multiples of future rental incomes. The rental multiples are based on multiples observed in recent similar transactions in the market. Key assumptions include occupancy and rental income.

Methods considered when determining fair values of unlisted shares and other variable yield securities include discounted cash flow techniques and net asset valuation. Regular checks are performed of tolerance levels for changes such as percentage movements in prices, excess movements and inter vendor price comparisons, where tolerance levels are pre-defined for security types.

The valuation of the holdings in private equity limited partnerships and companies is based on the most recent underlying valuations available at the reporting date as adjusted for contributions, distributions and known diminutions in value of individual underlying investments in the period since valuations were performed. The valuation technique is not supported by observable market values. Valuations of private equity holdings are prepared in accordance with International Private Equity and Venture Capital Board ("IPEV") guidelines.

The fair value of the investments in property limited partnerships is taken as the Group's appropriate share of the net asset value of the partnerships. The net asset value is based on the latest external market valuation of the underlying property investments, which is updated at least every six months. The valuation would be adjusted in the event of a significant market movement in the period between the last market valuation and the reporting date.

Loans are valued using a general discounted cash flow methodology, with the discount rates derived from the relevant risk-free curve and a credit spread curve. The valuation process is carried out by the investment manager and reviewed by management. All spreads are reviewed at least twice a year and will be recalibrated accordingly if they appear to be outliers relative to factors such as available market proxies and spreads of underlying securities.

Participation in investment pools mainly relates to property investments. Property is independently valued in accordance with the methods set out in the RICS Red Book at each year end.

The classifications of financial liabilities take into account the types of inputs used to determine the fair value measurements.

The Group is unable to reliably measure the fair value of investment contracts with discretionary participation features due to the lack of a robust basis to measure the supplemental discretionary returns arising on with-profits contracts and because there is not an active market for such instruments. These liabilities have therefore been excluded from the fair value hierarchy analysis below. Investment contract non-unit reserves, relating primarily to deferral of front-end fees in the form of unfunded units, have also been excluded from the fair value hierarchy analysis.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

An analysis of recurring non-financial assets, financial assets and liabilities held at fair value in accordance with the fair value hierarchy is set out below. The table shows both the total recurring non-financial assets, financial assets and liabilities and the total excluding unit-linked assets and liabilities, as shareholders have no direct exposure to profits or losses on unit-linked assets (other than through investment management and annual management fees).

a)    Fair value measurements

Following the reclassification of Lombard as a discontinued operation at 30 June 2014, all assets and liabilities of Lombard have been moved to assets and liabilities of operations held for sale. For fair value levelling, the financial instruments of Lombard are recognised at 30 June 2014 on a non-recurring basis. Fair value levelling disclosures for Lombard are disclosed in note 2(d)(iv) and accordingly are excluded from the table below.

Recurring fair value measurements

	Including unit-linked				Excluding unit-linked
As at 30 June 2014	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Non-financial assets held at fair value
Investment properties	—	—	2,618	2,618	—	—	1,268	1,268
Owner-occupied property	—	—	36	36	—	—	36	36
Financial assets held at fair value
Shares and other variable yield securities	47,856	6,209	1,796	55,861	5,505	99	1,083	6,687
Debt securities and other fixed income securities:
—Government securities	15,274	8	—	15,282	8,434	5	—	8,439
—Corporate bonds and loans at fair value (including ABS)	14,424	4,006	1,450	19,880	12,378	3,713	1,425	17,516
Derivative financial instruments	76	112	—	188	50	111	—	161
Deposits with credit institutions	14	—	—	14	—	—	—	—
Total assets held at fair value	77,644	10,335	5,900	93,879	26,367	3,928	3,812	34,107
Financial liabilities held at fair value
Unit-linked investment contracts	—	51,905	—	51,905	—	—	—	—
Amounts due to reinsurers	—	1,594	—	1,594	—	1,594	—	1,594
Net asset value attributable to unit-holders	629	—	—	629	29	—	—	29
Derivative financial instruments	172	163	—	335	3	98	—	101
Total liabilities held at fair value	801	53,662	—	54,463	32	1,692	—	1,724

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

	Including unit-linked				Excluding unit-linked
As at 30 June 2013	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Non-financial assets held at fair value
Investment properties	—	—	2,621	2,621	—	—	1,267	1,267
Owner—occupied property	—	—	40	40	—	—	40	40
Financial assets held at fair value
Shares and other variable yield securities	60,513	5,849	3,387	69,749	5,434	598	1,232	7,264
Debt securities and other fixed income securities:
—Government securities	17,875	489	6	18,370	10,666	157	6	10,829
—Corporate bonds and loans at fair value (including ABS)	16,174	5,349	1,280	22,803	12,563	3,620	629	16,812
Derivative financial instruments	59	224	—	283	21	214	—	235
Deposits with credit institutions	216	—	—	216	—	—	—	—
Total assets held at fair value	94,837	11,911	7,334	114,082	28,684	4,589	3,174	36,447
Financial liabilities held at fair value
Unit-linked investment contracts	—	72,635	—	72,635	—	—	—	—
Amounts due to reinsurers	—	1,720	—	1,720	—	1,720	—	1,720
Net asset value attributable to unit-holders	808	—	—	808	20	—	—	20
Derivative financial instruments	55	334	—	389	33	330	—	363
Total liabilities held at fair value	863	74,689	—	75,552	53	2,050	—	2,103

There are no non-recurring fair value measurements at 30 June 2013.

	Including unit-linked				Excluding unit-linked
As at 31 December 2013	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Non-financial assets held at fair value
Investment properties	—	—	2,561	2,561	—	—	1,259	1,259
Owner-occupied property	—	—	40	40	—	—	40	40
Financial assets held at fair value
Shares and other variable yield securities	64,679	1,943	3,463	70,085	5,725	81	1,134	6,940
Debt securities and other fixed income securities:
—Government securities	15,716	395	—	16,111	8,885	45	—	8,930
—Corporate bonds and loans at fair value (including ABS)	15,549	4,974	1,855	22,378	12,375	3,200	1,337	16,912
Derivative financial instruments	34	231	—	265	10	189	—	199
Deposits with credit institutions	217	—	—	217	—	—	—	—
Total assets held at fair value	96,195	7,543	7,919	111,657	26,995	3,515	3,770	34,280
Financial liabilities held at fair value
Unit-linked investment contracts	—	72,682	—	72,682	—	—	—	—
Amounts due to reinsurers	—	1,580	—	1,580	—	1,580	—	1,580
Net asset value attributable to unit-holders	621	—	—	621	28	—	—	28
Derivative financial instruments	37	393	—	430	30	375	—	405
Total liabilities held at fair value	658	74,655	—	75,313	58	1,955	—	2,013

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

There are no non-recurring fair value measurements at 31 December 2013.

The Group's policy is to recognise transfers into and transfers out of levels 1, 2 and 3 as of the date the statement of financial position is prepared.

Derivative financial instruments and amounts due to reinsurers are managed on the basis of net exposure, after taking into account related collateral, with fair value determined on the basis of the price of the net position.

For the Friends Life Holdings plc £162 million subordinated debt due 2021, Friends Life Holdings plc £500 million subordinated debt due 2022 and the Friends Life Holdings plc US$575 million reset perpetual subordinated debt, the fair value measurements (as disclosed in note 10) are categorised as level 1.

b)    Transfers between level 1 and level 2

During the period, for financial instruments recognised at fair value on a recurring basis, £6,603 million (30 June 2013: £368 million; 31 December 2013: £2,175 million) of corporate bonds, shares and other variable yield securities were transferred from level 1 to level 2 and £799 million (30 June 2013: £2,460 million; 31 December 2013: £6,102 million) of corporate bonds, shares and other variable yield securities were transferred from level 2 to level 1. The transfers between level 1 to level 2 in the period and as at 31 December 2013 include movements arising from refinements to the methodology under which shares and other variable yield securities are classified. Other movements between level 1 and level 2 reflect changes in market activity and in the availability of current quoted prices.

c)    Level 3 assets

The following table shows a reconciliation of Level 3 assets recognised at fair value on a recurring basis.

	Investment property	Owner- occupied property	Corporate bonds and loans at fair yield securities	Shares and other variable value (including ABS)	Total assets held at fair value
	£m	£m	£m	£m	£m
At 1 January 2014	2,561	40	3,463	1,855	7,919
Total gains in consolidated income statement(i)	86	—	599	244	929
Purchases	24	—	8	62	94
Sales	(53)	(4)	(397)	(108)	(562)
Issues	—	—	—	4	4
Settlements	—	—	—	(2)	(2)
Net transfer to level 1 and level 2(ii)	—	—	(374)	(116)	(490)
Foreign exchange adjustments	—	—	(57)	(18)	(75)
Transfer to assets of operations classified as held for sale(iii)	—	—	(1,446)	(471)	(1,917)
At 30 June 2014	2,618	36	1,796	1,450	5,900
Total unrealised gains for the year included in profit or loss for assets held at 30 June 2014	25	—	137	107	269

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

	Investment property	Owner- occupied property	Shares and other variable yield securities	Government securities	Corporate bonds and loans at fair value (including ABS)	Total assets held at fair value
	£m	£m	£m	£m	£m	£m
At 1 January 2013	2,735	40	2,812	8	1,148	6,743
Total (losses)/gains in consolidated income statement(i)	(33)	—	2	—	7	(24)
Purchases	9	—	31	—	75	115
Sales	(91)	—	(250)	—	(100)	(441)
Issues	—	—	2	—	108	110
Settlements	—	—	—	—	(14)	(14)
Net transfer from/(to) level 1 and level 2(ii)	—	—	712	(2)	26	736
Foreign exchange adjustments	1	—	78	—	30	109
At 30 June 2013	2,621	40	3,387	6	1,280	7,334
Total unrealised (losses)/gains for the year included in profit or loss for assets held at 30 June 2013	(32)	—	(9)	—	4	(37)

	Investment property	Owner- occupied property	Shares and other variable yield securities	Government securities	Corporate bonds and loans at fair value (including ABS)	Total assets held at fair value
	£m	£m	£m	£m	£m	£m
At 1 January 2013	2,735	40	2,812	8	1,148	6,743
Total gains/(losses) in consolidated income statement(i)	46	—	(33)	—	(153)	(140)
Purchases	45	—	226	—	103	374
Sales	(265)	—	(221)	—	(93)	(579)
Issues	—	—	12	—	174	186
Settlements	—	—	—	—	(19)	(19)
Net transfer from/(to) level 1 and level 2(ii)	—	—	632	(8)	681	1,305
Foreign exchange adjustments	—	—	35	—	14	49
At 31 December 2013	2,561	40	3,463	—	1,855	7,919
Total unrealised gains/(losses) for the year included in profit or loss for assets held at 31 December 2013	47	—	26	—	(7)	66

(i)
Gains and their reversal on owner occupied property are recognised in the consolidated statement of comprehensive income, losses and their reversal are recognised in the income statement within investment return. All other gains and losses on assets held at fair value are recognised in the income statement within investment return.

(ii)
Amounts were transferred from level 1 and level 2 because of a lack of observable market data, resulting from a decrease in market activities for the securities. Amounts were transferred to level 1 and level 2 because observable market data became available for the securities.

(iii)
Lombard assets have been transferred to assets of operations classified as held for sale as at 30 June 2014. Movements in Lombard level 3 assets to that date have been analysed above.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

The Group's Securities Pricing Committee provides oversight of the valuation of securities, including the review of valuation methodologies, appropriateness of prices provided by external valuers, and fair value hierarchy disclosures made by the Group.

IFRS 13 requires the disclosure, where available, of quantitative information relating to significant unobservable inputs used to derive the valuation of investments classified within the fair value hierarchy as level 3. The majority of the Group's investments are valued by third parties, resulting in limited availability of unobservable inputs used. Available unobservable inputs are as follows:

•
Shares and other variable yield securities include private equity investments, £324 million (30 June 2013: £217 million; 31 December 2013: £268 million) of which are valued using multiples of earnings before interest, tax, depreciation and amortisation ranging between 5 and 11.5.

•
Investment properties have typically been valued based on equivalent rental multiples, ranging between 4 and 30.

d)    Level 3 financial assets sensitivity analysis

	As at 30 June 2013		As at 30 June 2014		As at 31 December 2013
	Carrying amount	Effect of reasonably possible alternative assumptions	Carrying amount	Effect of reasonably possible alternative assumptions	Carrying amount	Effect of reasonably possible alternative assumptions
	£m	£m	£m	£m	£m	£m
Unit-linked investments	738	—	2,806	—	2,847	—
Shares and other variable yield securities	1,083	217	1,232	246	1,134	227
Government securities	—	—	6	1	—	—
Corporate bonds and loans at fair value (including ABS)	1,425	143	629	63	1,337	134
Total level 3 financial assets	3,246	360	4,673	310	5,318	361

For unit-linked investments, the policyholders bear the investment risk and any change in asset values is matched by a broadly equivalent change in the liability. Shareholder profits from annual management charges levied on such funds will, however, vary according to the change in asset values leading to some limited investment risk.

For shares and other variable yield securities, where there is no active market the price could reasonably be expected to be higher or lower by approximately 20%.

For government bonds and corporate bonds, it could reasonably be expected that the fair values could be higher or lower by approximately 10% to reflect changes in the credit ratings of the underlying bonds.

e)    Creditworthiness of financial assets

The following table gives an indication of the level of creditworthiness of those categories of assets which are neither past due nor impaired and are most exposed to credit risk using principally ratings prescribed by Standard & Poor's and Moody's. Assets held within unit-linked funds have been excluded from the table below as the credit risk on these assets is borne by the policyholders rather than the shareholders. The carrying amount of assets included in the consolidated statement of financial position represents the maximum credit exposure.

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

As at 30 June 2014	AAA	AA	A	BBB	BB	B	Not rated	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Corporate bonds and loans at fair value	186	3,663	5,334	3,529	282	143	55	13,192
Asset-backed securities	1,466	894	1,366	532	32	30	4	4,324
Derivative financial instruments	—	12	141	—	—	—	8	161
Reinsurance assets	—	2,792	101	—	—	—	—	2,893
Cash and cash equivalents	3,809	428	672	68	—	—	11	4,988
Insurance and other receivables	28	118	129	80	6	1	277	639
Total	5,489	7,907	7,743	4,209	320	174	355	26,197
%	21%	30%	30%	16%	1%	1%	1%	100%

As at 30 June 2013	AAA	AA	A	BBB	BB	B	Not rated	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Corporate bonds and loans at fair value	320	3,784	4,904	3,248	352	61	41	12,710
Asset-backed securities	1,397	787	1,356	450	56	36	20	4,102
Derivative financial instruments	—	2	214	—	—	—	19	235
Reinsurance assets	—	2,979	150	—	—	—	1	3,130
Cash and cash equivalents	2,334	436	1,818	13	—	—	38	4,639
Insurance and other receivables	24	84	113	102	6	3	257	589
Total	4,075	8,072	8,555	3,813	414	100	376	25,405
%	16%	32%	34%	15%	2%	0%	1%	100%

As at 31 December 2013	AAA	AAA	A	BBB	BB	B	Not rated	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Corporate bonds and loans at fair value	210	3,626	5,139	3,404	297	53	59	12,788
Asset-backed securities	1,395	825	1,326	498	47	29	4	4,124
Derivative financial instruments	—	30	149	—	—	—	20	199
Reinsurance assets	—	2,736	101	—	—	—	—	2,837
Cash and cash equivalents	3,460	555	754	21	—	—	117	4,907
Insurance and other receivables	30	118	120	106	6	1	80	461
Total	5,095	7,890	7,589	4,029	350	83	280	25,316
%	20%	31%	30%	16%	1%	1%	1%	100%

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

10.  Loans and borrowings

The Group's loans and borrowings are as follows:

		30 June 2014		30 June 2013		31 December 2013
	Coupon	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	%	£m	£m	£m	£m	£m	£m
Subordinated liabilities:
Friends Life Holdings plc £162 million LT2 subordinated debt due 2021	12.00	177	217	180	204	178	210
Friends Life Holdings plc £500 million LT2 subordinated debt due 2022	8.25	497	569	497	525	497	550
Friends Life Holdings plc US$575 million UT2 reset perpetual subordinated debt	7.875	335	385	371	396	339	378
Financial reinsurance:
UK financial reinsurance treaties	Various	5	5	—	—	—	—
Heritage financial reinsurance treaties	Various	13	13	26	26	17	17
FPI financial reinsurance treaties	Various	4	4	17	17	11	11
Lombard financial reinsurance treaties(i)	Various	—	—	4	4	3	3
Other:
Amounts owed to credit institutions (overdrafts)		—	—	17	17	5	5
Total loans and borrowings		1,031	1,193	1,112	1,189	1,050	1,174

(i)
Lombard has been excluded from the table above for half year ended 30 June 2014.

Subordinated liabilities

The Friends Life Holdings plc ("FLH") LT2 subordinated debt 2021 is irrevocably guaranteed on a subordinated basis by FLL. This debt is carried at amortised cost based on the fair value at the date of acquisition of Friends Provident by FLH.

The FLH LT2 subordinated debt 2022 is irrevocably guaranteed on a subordinated basis by FLL. This debt is carried at amortised cost being £500 million principal less capitalised issue costs of £3 million.

The FLH UT2 reset perpetual subordinated debt instrument is irrevocably guaranteed on a subordinated basis by FLL. This debt is carried at amortised cost being the US$575 million principal translated at the effective exchange rate less capitalised issue costs of £8 million. The debt does not have a fixed repayment date but has an initial call date in November 2018 and is callable on every subsequent interest payment date from the initial call date. With effect from the initial call date, and for so long as the debt is outstanding, the interest coupon will be reset every six years at a rate equal to the six year US dollar mid swap rate plus a margin of 6.828%. The Company holds a derivative instrument to manage the risks associated with fluctuations in exchange rates on the issue of this debt.

Financial reinsurance

On 30 June 2014, Friends Life and Pensions Limited entered into a financial reinsurance treaty with Munich Reinsurance Company UK Limited ("Munich Re") to finance UK new protection business written in the first half of 2014. The total amount owed to Munich Re under this financial reinsurance agreement as at 30 June 2014 was £5 million.

FLL has three financial reinsurance contracts with Munich Re to finance Heritage new German unit-linked pensions business written in the years ended 31 December 2010, 2011 and 2012. The total amount owed to Munich Re under these financial reinsurance arrangements as at 30 June 2014 was £13 million (30 June 2013: £26 million; 31 December 2013: £17 million).

During 2013, FPIL entered into a financial reinsurance agreement with Munich Re to finance new Rest of World Premier regular premium savings business written between 1 January 2013 and 31 December

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

2013 in certain territories. The total amount owed to Munich Re under this financial reinsurance agreement as at 30 June 2014 was £4 million (30 June 2013: £8 million; 31 December 2013: £11 million).

In 2012, FPIL entered into a financial reinsurance agreement with Munich Re to finance new Rest of World Premier regular premium savings business written between 1 January 2012 and 31 December 2012. The total amount owed to Munich Re under this financial reinsurance agreement as at 30 June 2013 was £9 million and it was fully repaid by the end of 2013.

Other

Amounts owed to credit institutions (overdrafts) include £nil million (30 June 2013: £8 million; 31 December 2013: £5 million) relating to credit balances held within OEICs that have been consolidated as the Group is deemed to have control. Such overdrafts are fully repayable out of the assets of the OEICs.

The Group benefits from a £250 million multi—currency revolving credit facility with Barclays Bank plc, Royal Bank of Canada, HSBC Bank plc and The Royal Bank of Scotland plc, with Barclays Bank plc as agent. As at the date of this report, the facility remains undrawn.

11.  Share capital

The authorised share capital of the Company is represented by an unlimited number of ordinary shares of no par value.

	30 June 2014		30 June 2013		31 December 2013
Issued and fully paid	Number of shares	Share capital	Number of shares	Share capital	Number of shares	Share capital
	(million)	£m	(million)	£m	(million)	£m
Shares of no par value fully paid	1,414.1	4,211	1,418.1	4,225	1,417.5	4,223
Total	1,414.1	4,211	1,418.1	4,225	1,417.5	4,223

Changes to share capital

	30 June 2014		30 June 2013		31 December 2013
Issued and fully paid	Number of shares	Share capital	Number of shares	Share capital	Number of shares	Share capital
	(million)	£m	(million)	£m	(million)	£m
Opening share capital at 1 January	1,417.5	4,223	1,418.1	4,225	1,418.1	4,225
Net increase in own shares held by the Group	(3.4)	(12)	—	—	(0.6)	(2)
Closing share capital at reporting date	1,414.1	4,211	1,418.1	4,225	1,417.5	4,223

All ordinary shares in issue in the Company rank pari passu and carry the same voting rights to receive dividends and other distributions declared or paid by the Company.

The movement in own shares held by the Group relates to shares held in an EBT. The Group uses the EBT to purchase and hold shares of the Company for delivery to employees under various share based payment schemes. Shares held in the EBT are valued at cost and are shown as a deduction from shareholders' equity in the consolidated statement of financial position until they vest to employees.

12.  Contingent liabilities

In the normal course of its business, the Group is subject to matters of litigation or dispute and interpretation of tax law. While there can be no assurances, at this time the directors believe, based on the information currently available to them, that it is not probable that the ultimate outcome of any of these matters will have a material adverse effect on the financial condition of the Group.

Friends Life Holdings plc has given a letter of support to SBG to assist them in meeting their liabilities as they fall due. A number of business reviews are currently being undertaken in these companies and provisions of £31 million have been included in respect of customer redress. There is considerable

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

uncertainty surrounding the outcome of these reviews, the number of future complaints and the associated costs for dealing with redress and complaint administration activities. Any costs arising from this are not expected to have a material adverse impact for the Group.

13.  Related parties

In the ordinary course of business, the Group and its subsidiary undertakings carry out transactions with related parties, as defined by IAS 24: Related party disclosures. There have been no material related party transactions within the period.

Resolution Holdco No.1 LP and RCAP UK LP

The Company has a 99.99% interest in, and is the general partner in, Resolution Holdco No.1 LP ("RHN1"), a Guernsey limited partnership. The limited partner in RHN1 is RCAP UK LP ("RCAP"). RCAP is an entity established by current and former partners and employees of Resolution Operations Limited ("ROL") and is entitled to share in the value created in RHN1, which owns the Friends Life Holdings group.

The value share arrangement was established at the time the Company was formed and, in broad terms, entitles RCAP to 10% of all distributions made from RHN1 where the accumulated value of the deployed equity capital contributed into RHN1 (as set out below), plus an agreed return, has been returned to the Company or its shareholders, or there has been a change of control of the Group. There is no time limit applying to the value share arrangements and the arrangements are not affected by the termination of the operating agreement between ROL and the Company in March 2013.

Deployed equity capital has been contributed to RHN1, by the Company and RCAP, to fund the acquisitions of both Friends Provident Group plc in 2009 and the majority of AXA S.A.'s UK life business in 2010. The agreed return is the greater of 4% and a three year risk free rate. The risk free rate is recalculated at three yearly intervals following the initial contribution in November 2009. The agreed return is currently 4% per annum.

Total gross equity deployed in RHN1 is approximately £4,056 million and the accumulated value of net equity deployed (at 4% per annum and after the return of £1,315 million of capital returned to the Company to date) is approximately £3,360 million as shown below.

	Gross equity deployed
Transaction	The Company	RCAP	Total
	£m	£m	£m
Friends Provident(i)	1,915.8	0.2	1,916.0
AXA UK Life Business(ii)	2,139.8	0.2	2,140.0
BHA(iii)	—	—	—
Total	4,055.6	0.4	4,056.0

(i)
See page 102 of Friends Provident Group plc acquisition prospectus for more details of equity deployed.

(ii)
See page 89 of AXA UK Life Business acquisition prospectus for more details of equity deployed.

(iii)
The acquisition of BHA was funded using existing FLH group resources.

Accumulated value of net equity deployed	Half year 2014	Half year 2013	Full year 2013
	£m	£m	£m
At 1 January	3,543	3,752	3,752
Distributions from RHN1	(250)	(250)	(350)
Accumulations in the period	67	71	141
At reporting date	3,360	3,573	3,543

The Company's share price does not itself influence whether payments are made under the terms of the value share. The payment under the value share depends on the aggregate amount of distributions

SECTION D
HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO
THE FRIENDS LIFE GROUP FOR THE HALF YEAR ENDED 30 JUNE 2014

made to the Company by RHN1, including to fund payments to shareholders (dividends or returns of capital), or there being a relevant change of control event.

If Friends Life Group Limited were to undertake further acquisitions, the agreement with RCAP means that RCAP would be required to contribute 0.01% of any capital involved; this would increase the amount of deployed equity capital and increase the potential added value to which RCAP would be entitled in excess of the accumulated value of net equity deployed.

Property lease obligations

Transactions with Clive Cowdery, John Tiner or the entities with which they are associated are related party transactions under Listing Rule 11 by virtue of them having been directors of the Company during the half year period (Clive Cowdery and John Tiner stepped down from the Board with effect from the end of the Annual General Meeting on 8 May 2014). During the period, the Company entered into a Deed of Variation and Settlement with ROL and Resolution Capital Limited (entities controlled by Clive Cowdery) which released the Company from certain obligations which arose from the business sale agreement entered into between the parties in December 2012. The value of the transactions amounted to £875,000 and did not require shareholder or any other approval.

Resolution (Brands) Limited

The Company was party to an amended and restated trademark licensing agreement with Resolution (Brands) Limited, a company wholly owned by Clive Cowdery, under which the Company had been granted a licence to use the "Resolution" trademark. There were no fees payable under the agreement in 2014 (2013: £nil). The Trademark Licence Agreement was terminated following the change of name to Friends Life Group Limited, approved by shareholders at the Company's Annual General Meeting held on 8 May 2014.

14.  Post balance sheet events

On 11 July 2014, the Group announced the disposal of its Lombard operating segment to Blackstone Group LP. Further details are provided in note 2(d).

PART 4

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED AVIVA GROUP

The unaudited pro forma income statement, pro forma statement of net assets and the related notes thereto set out in Section A and Section B of this Part 4 ("Unaudited pro forma financial information of the Enlarged Aviva Group") (together the "Unaudited Pro Forma Financial Information") have been prepared on the basis of the notes set out below to illustrate the effect of the Proposed Acquisition on the income statement of the Aviva Group as if it had taken place on 1 January 2013, and on the net assets of the Aviva Group as if it had taken place on 30 June 2014.

The Unaudited Pro Forma Financial Information has been prepared in accordance with Annex II of the Prospectus Directive Regulation and in a manner consistent with the accounting policies to be adopted by the Aviva Group in preparing its consolidated financial statements for the year ended 31 December 2014.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It does not purport to represent what the Enlarged Aviva Group's financial position or results of operations actually would have been if the Proposed Acquisition had been completed on the dates indicated, nor does it purport to represent the results of operations for any future period or financial position at any future date.

The Unaudited Pro Forma Financial Information does not constitute financial statements within the meaning of Section 434 of the Companies Act. Aviva Shareholders should read the whole of this document and not rely solely on the summarised financial information contained in this Part 4 ("Unaudited pro forma financial information of the Enlarged Aviva Group"). PricewaterhouseCoopers LLP's report on the Unaudited Pro Forma Financial Information is set out in Section C of this Part 4 ("Unaudited pro forma financial information of the Enlarged Aviva Group").

SECTION A: UNAUDITED PRO FORMA INCOME STATEMENT

		Adjustments
	Aviva Group for the year ended 31 December 2013 Note 1	Friends Life Group for the year ended 31 December 2013 Note 2	Adjustments to conform disclosures Note 4	Acquisition adjustments Note 5	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m	£m
Income
Net earned premiums (Note 3)	20,623	1,376	—	—	21,999
Fee and commission income	1,279	715	—	—	1,994
Net investment income	12,509	7,959	—	—	20,468
Share of profit after tax of joint ventures and associates	120	—	—	—	120
Other income	—	20	(20)	—	—
Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates	115	—	20	—	135
	34,646	10,070	—	—	44,716
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(22,093)	(3,806)	—	—	(25,899)
Change in insurance liabilities, net of reinsurance	2,493	2,331	—	—	4,824
Change in investment contract provisions	(7,050)	(6,170)	—	—	(13,220)
Change in unallocated divisible surplus	280	29	—	—	309
Fee and commission expense	(3,975)	—	(643)	—	(4,618)
Movement in net asset value attributable to unitholders	—	(89)	89	—	—
Acquisition expenses	—	(554)	554	—	—
Other expenses	(2,220)	(1,255)	—	(172)	(3,647)
Finance costs	(609)	(141)	—	—	(750)
	(33,174)	(9,655)	—	(172)	(43,001)
Profit before tax	1,472	415	—	(172)	1,715
Tax attributable to policyholders' returns	(191)	(334)	—	—	(525)
Profit before tax attributable to shareholders' profits	1,281	81	—	(172)	1,190
Tax expense	(594)	(156)	—	(57)	(807)
Less: tax attributable to policyholders' returns	191	334	—	—	525
Tax attributable to shareholders' profits	(403)	178	—	(57)	(282)
Profit after tax	878	259	—	(229)	908
Profit from discontinued operations (Note 2)	1,273	—	—	—	1,273
Profit for the year	2,151	259	—	(229)	2,181

Notes

(1)
The figures for the Aviva Group have been extracted, without material adjustment, from Aviva's Annual Report 2013.

(2)
The figures for the Friends Life Group have been extracted from Friends Life's Interim Results Announcement 2014, which reflected the following restatement to Friends Life Group's income statement for the year ended 31 December 2013:

•
the loss after tax of Lombard for the period of £24 million was shown on one line within the caption "Profit/(loss) from discontinued operations" following its classification as held for sale by Friends Life Group as at 30 June 2014.

On the basis that the sale of Lombard by Friends Life Group has subsequently completed during the second half of 2014, the figures in the unaudited pro forma income statement do not include the £24 million loss after tax of the Lombard business from Friends Life Group's "Profit/(loss) from discontinued operations" such that the figure for that caption is shown as zero in the table above.

(3)
The income statement format for both the Aviva Group and the Friends Life Group has been abridged. Net earned premiums comprise gross written premiums, premiums ceded to reinsurers and the net change in provision for unearned premiums.

(4)
This column reflects adjustments to align the presentation of the Friends Life Group's income statement to that of the Aviva Group as follows:

(a)
Friends Life Group discloses "profit on the disposal and remeasurement of subsidiaries, joint ventures and associates" within "other income" on its income statement whereas the Aviva Group discloses this item separately. This has resulted in a £20 million reclassification between the aforementioned line items.

(b)
Friends Life Group discloses "movement in net asset value attributable to unitholders" separately on its income statement whereas the Aviva Group discloses this item within "Fee and commission expense". This has resulted in a £89 million reclassification between the aforementioned line items.

(c)
Friends Life Group discloses "Acquisition expenses" separately on its income statement whereas the Aviva Group discloses this item within "Fee and commission expense". This has resulted in a £554 million reclassification between the aforementioned line items. The total reclassification in "Fee and commission expense" as a result of Notes 4(b) and 4(c) is £643 million.

(5)
This column reflects the following adjustments:

(a)
An adjustment of £82 million charge within the line item "Other expenses" representing an estimate of the transaction costs incurred (inclusive of VAT).

(b)
An adjustment of £3 million credit within the line item "Tax attributable to shareholders' profits" representing a current tax credit on tax-deductible transaction costs incurred as described in Note 5(a) above. The tax rate of 21.5% reflects the average UK corporation tax rate for the year ended 31 December 2014.

(c)
As described in Note 4 to the unaudited pro forma statement of net assets, a fair valuation exercise will be undertaken on completion of the Proposed Acquisition, which will include fair valuation of the projected cash flows attaching to the Friends Life Group's life assurance contracts. On completion of the Proposed Acquisition this will replace the Friends Life Group's existing value of acquired in-force business and deferred acquisition costs.

Under IFRS it is necessary to amortise AVIF (including related deferred tax thereon) on a systematic basis over the useful lifetime of the related contracts in the portfolio. On completion of the Proposed Acquisition, the amortisation charge relating to the new AVIF will replace the Friends Life Group's existing AVIF amortisation charge.

Given that the fair valuation exercise will not be performed until completion of the Proposed Acquisition, the actual rate of amortisation (which will be based on the actual profile of the additional value of in-force acquired) will also not be known until completion of the Proposed Acquisition.

However, in order to provide an indication of the effect of amortising the new estimated acquired value of in-force business of £4,844 million and the related deferred tax liability of £969 million (as described in Note 4 to the unaudited pro forma statement of net assets), a useful lifetime of 11.5 years (on the straight-line method) has been used, which gives an estimated annual amortisation charge of £421 million, and an estimated annual credit relating to the unwind of the deferred tax liability of £84 million. 11.5 years represents Aviva's estimate of the useful lifetime of Friends Life's portfolio of contracts based on an analysis of the applicable Friends Life underlying management information which includes a projection of expected free surplus generation of their in-force business.

This has resulted in the following adjustments:

•
A £90 million charge within the line item "Other expenses", representing the difference between £421 million and Friends Life Group's existing amortisation of acquired in-force business charge as reported of £331 million.

•
A £60 million charge within the line item "Tax attributable to shareholders' profits", representing the difference between the £84 million credit referred to in the paragraph above and Friends Life Group's existing credit relating to the unwind of the deferred tax liability on its existing AVIF of £144 million.

In preparing these adjustments no account has been taken of the Friends Life Group's existing amortisation of deferred acquisition costs.

The total adjustment in "Other expenses" as a result of Notes 5(a) and 5(c) is a charge of £172 million.

The total adjustment in "Tax attributable to shareholders' profits" as a result of Notes 5(b) and 5(c) is a charge of £57 million.

(6)
In preparing the unaudited pro forma income statement, other than the adjustment to remove the result of Lombard following its disposal as set out in Note 2 above, no account has been taken of the trading activity or other transactions of the Aviva Group or Friends Life Group since 31 December 2013. All of the adjustments described in Notes 2 to 5 of the unaudited pro forma income statement will have a continuing impact, with the exception of the adjustment in relation to the estimated transaction costs charged to the income statement of £82 million described in Note 5a.

(7)
No account has been taken of the amortisation of other items subject to fair value acquisition accounting adjustment with a finite useful life, on the basis that the actual rate of amortisation will not be known until completion of the Proposed Acquisition.

(8)
The Aviva Group provides a non-GAAP supplementary analysis of profit before tax attributable to shareholders that distinguishes operating profit based on an expected return on investments supporting its long-term and non-long-term businesses from other constituent elements of the total profits. The following table illustrates the effect of the Proposed Acquisition on the non-GAAP supplementary analysis of profit for the Enlarged Aviva Group on a pro forma basis. This information is supplementary to the unaudited pro forma income statement. The details of adjustments are described in greater detail in the subsequent footnotes.

		Adjustments
	Aviva Group for the year ended 31 December 2013 Note a	Friends Life Group for the year ended 31 December 2013 Note b	Adjustments to conform disclosures Note c	Acquisition adjustments Note d	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m	£m
Operating profit before tax attributable to shareholders' profits	2,049	402	76	—	2,527
Integration and restructuring costs	(363)	—	(151)	(82)	(596)
Operating profit before tax attributable to shareholders' profits after integration and restructuring costs	1,686	402	(75)	(82)	1,931
Adjusted for the following:
Investment return variances and economic assumption changes on life business	(49)	184	—	—	135
Short-term fluctuation in return on investments backing non-life business	(336)	—	—	—	(336)
Economic assumption changes on general insurance and health business	33	—	—	—	33
Impairment of goodwill, joint ventures and associates and other amounts expensed	(77)	—	—	—	(77)
Amortisation and impairment of acquired value of in-force business	—	(342)	(45)	(90)	(477)
Amortisation and impairment of intangibles	(91)	(63)	—	—	(154)
Interest payable on Step-up Tier one Insurance Capital Securities (STICS)	—	31	(31)	—	—
Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates	115	—	20	—	135
Non-recurring items	—	(131)	131	—	—
Non-operating items before tax	(405)	(321)	75	(90)	(741)
Profit before tax attributable to shareholders' profits	1,281	81	—	(172)	1,190
Tax	(403)	178	—	(57)	(282)
Profit after tax	878	259	—	(229)	908
Profit from discontinued operations (Note b)	1,273	—	—	—	1,273
Profit for the year	2,151	259	—	(229)	2,181

  Notes on the illustration of the effect of the Proposed Acquisition on the non-GAAP supplementary analysis of profit for the Enlarged Aviva Group on a pro forma basis:

(a)
The figures for the Aviva Group have been extracted, without material adjustment, from Aviva's Annual Report 2013. The format of the non-GAAP supplementary analysis of profit for the Aviva Group has been abridged. Operating profit before tax attributable to shareholders' profits includes the operating results for life business, general insurance and health business, fund management business, other operations, corporate centre and group debt costs and other interest. Tax includes tax on operating profit and tax on other activities.

(b)
The figures for the Friends Life Group have been extracted from Friends Life's Interim Results Announcement 2014, which reflected the following restatement to Friends Life Group's non-GAAP supplementary analysis of profit for the year ended 31 December 2013:

•
Following the classification of Lombard as a discontinued operation after its classification as held for sale by Friends Life Group as at 30 June 2014, its results were not included within Friends Life Group's non-GAAP supplementary analysis of profit (which were shown for continuing operations only).

•
On the basis that the sale of Lombard by Friends Life Group has subsequently completed during the second half of 2014, the table above excludes the result of Lombard.

(c)
This column reflects the following adjustments:

•
Subject to completion of the Proposed Acquisition, the Aviva Group will change the calculation of its non-GAAP operating profit measure to exclude amortisation and impairment of acquired value of in-force business, which from completion of the Proposed Acquisition will be disclosed as a non-operating item outside of "Operating profit before tax attributable to shareholders' profits". Consequently a corresponding adjustment of £45 million has been made in the table to move the Aviva Group's AVIF amortisation charge outside of operating profit.

•
In addition, to align the presentation of the Friends Life Group's non-GAAP supplementary analysis of profit to that of the Aviva Group, the following adjustments have been made:

•
In its non-GAAP supplementary analysis of profit, Friends Life Group discloses "Integration and restructuring costs" of £151 million charge and "Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates" of £20 million within the caption "Non-recurring items", whereas the Aviva Group discloses these items separately;

•
In its non-GAAP supplementary analysis of profit, notwithstanding the classification of its Step-up Tier one Insurance Capital Securities (STICS) within equity on its IFRS statement of financial position, Friends Life Group includes the finance costs of £31 million related to the STICS as a deduction from operating profit, whereas the Aviva Group does not deduct finance costs for instruments classified as equity from operating profit.

(d)
This column reflects the following adjustments described in Note 5:

•
an adjustment of £82 million charge representing an estimate of the transaction costs incurred and charged to the income statement;

•
an adjustment of £90 million charge representing an estimate of the incremental AVIF amortisation that will be charged to the income statement; and

•
an adjustment of £57 million charge within "Tax", representing an estimate of the incremental unwind of the deferred tax liability relating to AVIF that will be taken to the income statement of £60 million charge, partly offset by a £3 million credit representing the tax on tax-deductible transaction costs incurred.

SECTION B: UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

		Adjustments
	Aviva Group as at 30 June 2014 Note 1	Friends Life Group as at 30 June 2014 Note 2	Adjustments to conform disclosures Note 3	Acquisition adjustments Notes 4, 5 & 6	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m	£m
Goodwill	1,364	—	—	12	1,376
Acquired value of in-force business and intangible assets	965	3,289	—	1,708	5,962
Interests in, and loans to, joint ventures	1,226	—	—	—	1,226
Interests in, and loans to, associates	362	4	—	—	366
Property and equipment	286	46	—	—	332
Investment property	8,647	2,618	—	—	11,265
Loans	22,967	—	—	—	22,967
Financial investments	197,607	91,232	—	—	288,839
Reinsurance assets	7,551	2,893	—	—	10,444
Deferred tax assets	112	—	—	—	112
Current tax assets	117	51	—	3	171
Receivables	7,526	1,174	—	—	8,700
Deferred acquisition costs and other assets	3,677	843	—	(843)	3,677
Prepayments and accrued income	2,721	—	—	—	2,721
Cash and cash equivalents	23,584	7,810	—	(141)	31,253
Assets of operations classified as held for sale (Note 2)	149	—	—	—	149
Total assets	278,861	109,960	—	739	389,560

Gross insurance liabilities	110,980	35,654	—	—	146,634
Gross liabilities for investment contracts	115,563	63,021	—	—	178,584
Unallocated divisible surplus	8,923	679	—	—	9,602
Net asset value attributable to unitholders	9,463	629	—	—	10,092
Provisions	871	190	59	—	1,120
Pension scheme deficit	—	59	(59)	—	—
Deferred tax liabilities	624	967	—	400	1,991
Current tax liabilities	54	6	—	—	60
Borrowings	6,944	1,031	—	—	7,975
Payables and other financial liabilities	11,418	1,180	1,594	—	14,192
Amounts due to reinsurers	—	1,594	(1,594)	—	—
Other liabilities	2,329	—	—	82	2,411
Liabilities of operations classified as held for sale (Note 2)	139	—	—	—	139
Total liabilities	267,308	105,010	—	482	372,800

Net assets	11,553	4,950	—	257	16,760

Key capital measures (Note 7)
Tangible debt leverage ratio (Note 8)	44%				38%
Financial leverage ratio on a S&P basis (Note 9)	30%				28%

Notes

(1)
The net assets of the Aviva Group have been extracted, without material adjustment, from Aviva's Interim Results Announcement 2014.

(2)
The financial information of the Friends Life Group has been extracted from Friends Life's Interim Results Announcement 2014.

  Following the classification of Lombard as held for sale by Friends Life Group as at 30 June 2014, its gross assets of £20,206 million were shown on one line on Friends Life Group's statement of financial position within the caption "Assets of operations classified as held for sale", and its gross liabilities of £19,896 million were shown on one line within the caption "Liabilities of operations classified as held for sale".

  On the basis that the sale of Lombard by Friends Life Group has subsequently completed during the second half of 2014 the gross assets and gross liabilities of Lombard have not been included in the table above.

(3)
This column reflects adjustments to align the presentation of the Friends Life Group's net assets statement to that of the Aviva Group as follows:

•
Friends Life Group discloses "Pension scheme deficit" separately on its statement of financial position whereas the Aviva Group discloses this item within "Provisions". This resulted in a £59 million reclassification between the aforementioned line items.

•
Friends Life Group discloses "Amounts due to reinsurers" separately on its statement of financial position whereas the Aviva Group discloses this item within "Payables and other financial liabilities". This resulted in a £1,594 million reclassification between the aforementioned line items.

(4)
Under IFRS acquisition accounting it is necessary to fair value the consideration paid and all of the assets and liabilities of the acquired business. In the context of the Proposed Acquisition of the Friends Life Group a significant part of that adjustment will be for fair valuation of the projected cash flows attaching to the Friends Life Group's in-force life assurance contracts which will not be undertaken until completion of the Proposed Acquisition.

  In the pro forma statement of net assets no adjustments have been made to the fair values of the individual net assets of the Friends Life Group to reflect any remeasurement to fair value which may arise on the Proposed Acquisition as this exercise will not be undertaken until after the completion of the Proposed Acquisition.

  However in order to provide an indication of the effect of valuing the projected cash flows of the Friends Life Group's in-force life assurance contracts, the Friends Life Group's MCEV basis "value of in-force covered business excluding assets of operations classified as held for sale" as at 30 June 2014 of £3,875 million (net of tax) has been used.

  On completion of the Proposed Acquisition this will replace the Friends Life Group's existing value of acquired in-force business and deferred acquisition costs.

  The difference between the total consideration and the sum of the Friends Life Group's MCEV basis "value of in-force covered business excluding assets of operations classified as held for sale" and other IFRS net assets (excluding the existing value of acquired in-force business (net of related deferred tax) and deferred acquisition costs) provides an indication of the indicative goodwill adjustment.

  Note 5 below shows the derivation of the indicative goodwill and acquired value of in-force business adjustments. In preparing the table no account has been taken of any deferred tax balances relating to the Friends Life Group's existing IFRS deferred acquisition costs of £843 million.

  Based on the Exchange Ratio of 0.74, the number of Friends Life Shares in issue as at 15 January 2015 of 1,409,052,028 and the closing price of Aviva Shares as at 15 January 2015 of 507 pence, the estimated consideration for the Proposed Acquisition is £5,286 million. This excludes the payment to RCAP in relation to the Value Share. The cash consideration payable to RCAP is expected by Friends Life to be approximately £220 million. However, under the terms of the Limited Partnership Agreement, RCAP can elect to receive the consideration in Friends Life Shares. If RCAP elects for shares, any Friends Life Shares would be acquired by Aviva immediately following completion of the Proposed Acquisition at the Exchange Ratio in connection with the proposed implementation of the Scheme. As at the date of this document there is uncertainty as to how this will ultimately be settled and it has therefore been excluded from the unaudited pro forma statement of net assets.

Transaction costs of £82 million have been included in the adjustments in the table above. Provision for the costs is shown within the adjustment of £82 million for other liabilities. A related current tax asset of £3 million representing the tax on tax-deductible transaction costs incurred is shown within "Current tax assets".

  The amount of £1,708 million included in the table above under the caption "Acquired value of in-force business and intangible assets" represents the difference between the Friends Life Group's MCEV basis "value of in-force covered business excluding assets of operations classified as held for sale" of £4,844 million (being £3,875 million grossed up for the related deferred tax liability (calculated at 20%) of £969 million) and the existing IFRS acquired value of in-force business as reported of £3,136 million. The tax rate of 20% reflects the legislation that was substantively enacted in 2013 to reduce the main rate of UK corporation tax to 20% from 1 April 2015. The existing IFRS acquired value of in-force business only relates to the businesses and portfolios that Friends Life has itself acquired historically, and does not include the value of those life contracts that it has generated subsequent to those acquisitions.

  The amount of £400 million included in the table above under the caption "Deferred tax liabilities" represents the difference between the deferred tax liability of £969 million referred to in the paragraph above and Friends Life's existing IFRS deferred tax liability on acquired value of in-force business as reported of £569 million.

  Goodwill is included as a separate item.

(5)
The goodwill and acquired intangible assets arising on the basis described in Note 4 above have been calculated as follows:

	£m	£m
Total consideration		5,286
Less:
Value of the Friends Life Group net assets (excluding Lombard)	4,950
Incremental dividend directly attributable to the Proposed Acquisition	(141)
Reported value of the Friends Life Group acquired in-force business	(3,136)
Reported value of the Friends Life Group deferred tax liability on acquired in-force business	569
Reported value of the Friends Life Group deferred acquisition costs	(843)
		1,399
Less:
MCEV basis value of in-force business (excluding Lombard), net of tax		3,875
Goodwill		12

On completion of the Proposed Acquisition, Scheme Shareholders who are on the Friends Life shareholder register at the Friends Life Dividend Record Date will be entitled to receive, in place of Friends Life's 2014 final dividend, Friends Life's proposed second interim dividend of 24.10p per share, in respect of the 2014 financial year, resulting in a 2014 full year dividend of 31.15p per share. In the event that the Proposed Acquisition does not complete, Friends Life expects that its 2014 final dividend and therefore its 2014 full year dividend would be in line with Friends Life's 2013 final dividend of 14.09p per share and 2013 full year dividend of 21.14p per share, respectively.

The table above therefore reflects an adjustment of £141 million, representing the incremental dividend of 10.01p per share that Scheme Shareholders will be entitled to subject to completion of the Proposed Acquisition.

As described in Note 4 above, on completion of the Proposed Acquisition the Friends Life Group's existing value of acquired in-force business and deferred acquisition costs, net of deferred tax, will be replaced by the fair value of the projected cash flows attaching to the Friends Life Group's in-force life assurance contracts.

(6)
In preparing the unaudited pro forma net assets statement, other than the adjustment to remove the net assets of Lombard as set out in Note 2 above, no account has been taken of the trading activity or other transactions of the Aviva Group or Friends Life Group since 30 June 2014.

(7)
The Aviva Group's key capital measures include tangible debt leverage ratio and financial leverage ratio on a S&P basis. These measures are presented immediately before and after the adjustments described in Notes 2 to 5 above as if these adjustments had occurred at 30 June 2014.

(8)
In calculating the Aviva Group's tangible debt leverage ratio, "external borrowings" and "adjusted net assets" have been calculated as follows:

	Aviva Group as at 30 June 2014	Friends Life Group as at 30 June 2014	Acquisition adjustments	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m
Core structural borrowings	4,833	1,009	—	5,842
Direct capital instruments and fixed rate tier 1 notes	1,382	—	—	1,382
Preference share capital	200	—	—	200
Preference shares in General Accident plc	250	—	—	250
Step-up Tier one Insurance Capital Securities	—	310	—	310
External borrowings	6,665	1,319	—	7,984

Net assets	11,553	4,950	257	16,760
Less:
Direct capital instruments and fixed rate tier 1 notes	(1,382)	—	—	(1,382)
Preference share capital	(200)	—	—	(200)
Preference shares in General Accident plc	(250)	—	—	(250)
Step-up Tier one Insurance Capital Securities	—	(310)	—	(310)
Goodwill	(1,364)	—	(12)	(1,376)
Goodwill relating to joint ventures and associates	(30)	—	—	(30)
Adjusted net assets	8,327	4,640	245	13,212

Adjusted net assets plus external borrowings	14,992			21,196

The Aviva Group's tangible debt leverage ratio is defined as the ratio of external borrowings (as described in the table above) to the total of adjusted net assets and external borrowings (both described in the table above) where:

•
for the Aviva Group as at 30 June 2014, the ratio of external borrowings of £6,665 million to the total of adjusted net assets and external borrowings of £14,992 million is 44%; and

•
for the Pro forma Enlarged Aviva Group, the ratio of external borrowings of £7,984 million to the total of adjusted net assets and external borrowings of £21,196 million is 38%.

(9)
In calculating the Aviva Group's financial leverage ratio on a S&P basis, "external borrowings" and "adjusted net assets on a MCEV basis" have been calculated as follows:

	Aviva Group as at 30 June 2014	Friends Life Group as at 30 June 2014	Acquisition adjustments Note b	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m
Core structural borrowings	4,833	1,009	—	5,842
Direct capital instruments and fixed rate tier 1 notes	1,382	—	—	1,382
Preference share capital	200	—	—	200
Preference shares in General Accident plc	250	—	—	250
Step-up Tier one Insurance Capital Securities at fair value	—	497	—	497
External borrowings	6,665	1,506	—	8,171

Net assets on a MCEV basis (excluding Lombard)	17,797	5,415	(208)	23,004
Core structural borrowings valuation adjustment (Note a)	—	162	—	162
Less:
Direct capital instruments and fixed rate tier 1 notes	(1,382)	—	—	(1,382)
Preference share capital	(200)	—	—	(200)
Preference shares in General Accident plc	(250)	—	—	(250)
2014 interim dividend	(172)	(100)	—	(272)
Adjusted net assets on a MCEV basis	15,793	5,477	(208)	21,062

Adjusted net assets on a MCEV basis plus external borrowings	22,458			29,233

The Aviva Group's financial leverage ratio on a S&P basis is defined as the ratio of external borrowings (as described in the table above), to the total of external borrowings and adjusted net assets on a MCEV basis (both as described in the table above) where:

•
for the Aviva Group as at 30 June 2014, the ratio of external borrowings of £6,665 million to the total of adjusted net assets and external borrowings of £22,458 million is 30%; and

•
for the Pro forma Enlarged Aviva Group, the ratio of external borrowings of £8,171 million to the total of adjusted net assets and external borrowings of £29,233 million is 28%.

(a)
This reflects an adjustment of £162 million to align the value of Friends Life Group's core structural borrowings included within Friends Life's MCEV net assets (excluding Lombard) of £1,171 million as reported to the value of £1,009 million included in "external borrowings" (as described in the table above).

(b)
This reflects the difference of £208 million between Friends Life's net assets on a MCEV basis (excluding Lombard) as reported of £5,415 million, and £5,207 million representing the total consideration of £5,286 million net of transaction costs of £82 million and a related current tax credit of £3 million.

SECTION C: ACCOUNTANT'S REPORT ON THE UNAUDITED PRO FORMA FINANCIAL
INFORMATION OF THE ENLARGED AVIVA GROUP

The Directors
Aviva plc
St Helen's
1 Undershaft
London EC3P 3DQ

J.P. Morgan Limited
25 Bank Street
London
E14 5JP

Morgan Stanley & Co. International plc
25 Cabot Square
London
E14 4QA

19 January 2015

Dear Sirs

Aviva plc (the "Company")

We report on the pro forma financial information (the "Pro Forma Financial Information") set out in section A and section B of Part 4 ("Unaudited pro forma financial information of the Enlarged Aviva Group") of the Company's circular dated 19 January 2015 (the "Circular") which has been prepared on the basis described in the notes to the Pro Forma Financial Information, for illustrative purposes only, to provide information about how the proposed acquisition of Friends Life Group Limited might have affected the financial information presented on the basis of the accounting policies to be adopted by the Company in preparing the financial statements for the year ended 31 December 2014. This report is required by item 13.3.3R of the Listing Rules of the UK Listing Authority (the "Listing Rules") and is given for the purpose of complying with that Listing Rule and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro Forma Financial Information in accordance with item 13.3.3R of the Listing Rules.

It is our responsibility to form an opinion, as required by item 13.3.3R of the Listing Rules as to the proper compilation of the Pro Forma Financial Information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Opinion

In our opinion:

a)
the Pro Forma Financial Information has been properly compiled on the basis stated; and

b)
such basis is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART 5

QUANTIFIED FINANCIAL BENEFITS STATEMENT

Paragraph 7 of the Firm Offer Announcement included statements of estimated cost savings, synergies and value enhancements expected to arise from the Proposed Acquisition which are repeated in paragraph 7 of Part 1 ("Letter from the Chairman of Aviva") of this document (together, the Quantified Financial Benefits Statement).

A copy of the Quantified Financial Benefits Statement is set out below:

"The Aviva Directors, having reviewed and analysed the potential synergies of the Proposed Acquisition, based on their experience of operating in the insurance and savings sectors, and taking into account the factors they can influence, believe that the Proposed Acquisition can deliver shareholder value through expected realisation of approximately £225 million of cost synergies on an annual run-rate basis. It is expected that the full run-rate synergies will be achieved by the end of 2017.

The potential sources of quantified synergies include integrating Life companies operations, recapturing previously outsourced asset management contracts and the possible reduction of corporate and development costs across the two businesses.

Whilst the integration plans are still being compiled and will, in due course be subject to engagement with all appropriate stakeholders, it is currently envisaged that approximately 60% of these potential synergies will be derived from the Life business with the balance being achieved in approximately equal measures from the two other potential sources referred to above, namely recapturing previously outsourced asset management contracts (which Aviva currently estimates could, over time, contribute approximately £40 million of profit per annum to the Enlarged Aviva Group as part of the synergy benefits of the Proposed Acquisition) and the possible reduction of corporate and development costs across the two businesses.

In addition to these potential quantified synergies, the Aviva Directors believe that significant further value can be created through realisation of incremental capital, financial and revenue synergies, including:

•
capital synergies through legal entity simplification, realisation of diversification benefits, de-risking and greater use of reinsurance and Solvency II optimisation;

•
financial benefits including lower financing costs for the Enlarged Aviva Group and harmonisation of respective tax attributes; and

•
enhanced revenue opportunities from increased cross-sell, improved retention of Friends Life's existing business and increased At-Retirement conversion through an improved combined product offering.

The integration of the businesses will require combining the Friends Life businesses and group functions into Aviva, with selection of the optimal platforms and operating model. It is anticipated that, following a suitable transition period, the Enlarged Aviva Group will operate under the Aviva brand for all UK Life new business. However, the selection of new business platforms will be on a "best of breed" basis. For example, Aviva would anticipate using the Friends Life corporate pensions platform and the Aviva annuities platform. Other platform selection decisions will be made as part of the integration process.

It is envisaged that the realisation of the potential quantified synergies will result in one-off integration costs of approximately £350 million (in aggregate), largely incurred by mid-2017 of which approximately £200 million are currently expected to be incurred in 2015, approximately £100 million in 2016 and the balance in 2017. Aside from these one-off exceptional costs, no material dis-synergies are expected in connection with the Proposed Acquisition. The identified synergies will accrue as a direct result of the Proposed Acquisition and would not be achieved on a standalone basis."

Appendix 4 of the Firm Offer Announcement includes a copy of these statements of anticipated cost savings and synergies arising out of the Proposed Acquisition and provides underlying information and bases of belief. Appendix 4 of the Firm Offer Announcement also includes reports from Aviva's reporting accountant, Deloitte, and its joint financial advisers, Morgan Stanley, J.P. Morgan Cazenove and Robey Warshaw, in connection with anticipated quantified financial benefits statements, as required pursuant to Rule 28.1(a) of the Code, and provides underlying information and bases for the accountant's and advisers' respective reports. Each of Deloitte, and Aviva's joint financial advisers Morgan Stanley, J.P. Morgan Cazenove and Robey Warshaw, has confirmed to Aviva that the respective reports they produced in connection with these statements continue to apply.

Bases of belief

A full integration team is being established, bringing together the best relevant capabilities of both businesses, to ensure that the synergies of the Proposed Acquisition are maximised. Nick Amin has been appointed as Integration and Transformation Director to oversee all integration activity. Jonathan Moss will assume an expanded role to manage the back books of Friends Life and Aviva. The Aviva Directors are confident that the integration of Aviva and Friends Life can be achieved without undue disruption to the underlying operations of either business and continue to enhance the UK strategy, as well as deliver customer benefits.

The integration process will operate according to the following important principles:

•
protect the current business momentum and deliver synergies and long term growth potential;

•
identify and retain the best talent from both Friends Life and Aviva;

•
select the best platforms for writing new business from both Friends Life and Aviva;

•
maintain existing back book administration for Friends Life and Aviva and avoid large scale IT migration (unless scale benefits dramatically improve the cost per policy); and

•
focus on improving customer engagement to support the True Customer Composite strategy.

As at the date of this document, integration planning is being undertaken but more detailed consideration will need to be undertaken in relation to both the planning and the integration process. As soon as practicable following completion of the Proposed Acquisition, the Enlarged Aviva Group will aim to have fully validated its initial synergy assumptions, agreed the proposed target operating model of the Enlarged Aviva Group and completed the proposed integration plan across the Enlarged Aviva Group's business. The integration plan, once it is further developed, will set out the proposed scope of the integration process and quantified objectives, proposed organisation structures and processes to be reviewed and subsequently implemented, together with an overall proposed integration programme and stakeholder communication and consultation timetable. Finalisation of the integration plan will be subject to engagement with appropriate stakeholders, including employee representative bodies and unions.

Reports

As required by Rule 28.1(a) of the Code, Deloitte, as reporting accountants to Aviva, have provided a report stating that, in their opinion, the Quantified Financial Benefits Statement has been properly compiled on the basis stated. In addition J.P. Morgan Cazenove, Morgan Stanley and Robey Warshaw, as joint financial advisers to Aviva, have each provided a report stating that, in their opinion, the Quantified Financial Benefits Statement has been prepared with due care and consideration.

Copies of these reports are included in Appendix 4 to the Firm Offer Announcement. Each of J.P. Morgan Cazenove, Morgan Stanley and Robey Warshaw, as Aviva's joint financial advisers, has given and not withdrawn its consent to the publication of its report in the Firm Offer Announcement in the form and context in which it is included.

Confirmation of validity

As required by Rule 27.2(d)(i) of the Code, the Aviva Directors confirm that there have been no material changes to the statements which were set out in Appendix 4 to the Firm Offer Announcement and which remain valid.

As required by Rule 27.2(d)(ii) of the Code, each of Deloitte, and Aviva's joint financial advisers, J.P. Morgan Cazenove, Morgan Stanley and Robey Warshaw, confirms that their respective reports produced in connection with the statements which were set out in Appendix 4 to the Firm Offer Announcement continue to apply.

Notes

These statements of estimated cost savings, synergies and expected value enhancement relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings, synergies and expected value enhancements referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the Code, the statements of estimates cost savings and synergies contained in this document are solely the responsibility of Aviva and the Aviva Directors.

Neither these statements nor any other statement in this document are intended as a profit forecast and should not be construed as a profit forecast or interpreted to mean that the Enlarged Aviva Group's earnings in the first full year following implementation of the Proposed Acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Aviva or Friends Life for the relevant preceding financial period or any other period.

Due to the scale of the Enlarged Aviva Group, there may be additional changes to the Enlarged Aviva Group's operations. As a result, and given the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.

In arriving at the estimate of synergies set out in this document, the Aviva Directors have assumed that there will be no significant impact on the underlying operations of either business.

PART 6

ADDITIONAL INFORMATION

1.     Responsibility

Aviva and the Aviva Directors, whose names appear on page 6 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of Aviva and the Aviva Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     Aviva plc

Aviva is domiciled in United Kingdom and is a public limited company incorporated under the laws of England and Wales with registered number 2468686. Its registered office and principal place of business is St Helen's, 1 Undershaft, London EC3P 3DQ, United Kingdom.

3.     Information incorporated by reference

The following sections of the Aviva Prospectus are incorporated by reference into this document. Where the information described below itself incorporates further information by reference to another document, that further information is not intended to form part of this document for any purpose.

The Aviva Prospectus has been published by Aviva and can be viewed on its website (www.aviva.com/friendsoffer). The Aviva Prospectus contains information regarding, among other things, the reasons for the Proposed Acquisition, further details concerning Aviva and Friends Life, historical financial information, the Aviva Directors, the Proposed Directors and the New Aviva Shares.

Information incorporated by reference	Sections of Aviva Prospectus incorporated by reference	Aviva Prospectus page number(s)
Information on Aviva
Details of Aviva Directors' interests in Aviva Shares	Part XVI, paragraph 6	168 - 169
Aviva Directors' service agreements	Part XVI, paragraph 8	170 - 172
Aviva Share Schemes	Part XVI, paragraph 9	172 - 187
Major interests in Aviva Shares	Part XVI, paragraph 7	169 - 170
Related party transactions	Part XVI, paragraph 14	194
Details of material contracts	Part XVI, paragraph 13	190 - 191
Details of material litigation	Part XVI, paragraph 15	195
Information on Friends Life and the Proposed Directors[24]
Friends Life Incentive Schemes	Part VI, paragraph 13	77 - 78
Details of material contracts	Part XVI, paragraph 13	191 - 194
Details of material litigation	Part XVI, paragraph 15	195

4.     Value Share

Friends Life has a 99.99% interest in, and is the general partner in, the Partnership. The limited partner in the Partnership is RCAP, an entity established by current and former partners and employees of Resolution Operations LLP ("ROL"), and it is entitled to share in the value created in the Partnership, which owns the Friends Life Holdings group.

The Value Share arrangement was established at the time Friends Life was formed and, in broad terms, entitles RCAP to 10% of all distributions made from the Partnership where the accumulated value of the deployed equity capital contributed into the Partnership (as set out below), plus an agreed return, has been returned to Friends Life or its shareholders, or there has been a change of control of the Friends

24
Appointment subject to regulatory approval.

Life Group. There is no time limit applying to the Value Share arrangements and the arrangements were not affected by the termination of an operating agreement between ROL and Friends Life in March 2013.

Deployed equity capital was contributed to the Partnership, by Friends Life and RCAP, to fund the acquisitions of both Friends Provident Group plc in 2009 and the majority of AXA S.A.'s UK life business in 2010. The agreed return is the greater of 4% and a three year risk free rate. The risk free rate is recalculated at three yearly intervals following the initial contribution in November 2009. The agreed return is currently 4% per annum.

Total gross equity deployed in the Partnership is approximately £4,056 million and the accumulated value of net equity deployed (at 4% per annum and after the return of £1,315 million of capital returned to Friends Life to date) is approximately £3,294 million as at 30 September 2014.

Friends Life's share price does not itself influence whether payments are made under the terms of the Value Share. The payment under the Value Share arrangement depends on the aggregate amount of distributions made to Friends Life by the Partnership, including to fund payments to shareholders (dividends or returns of capital), or there being a relevant change of control event.

5.     Material contracts

5.1
Paragraph 13 of Part XVI ("Additional Information") of the Aviva Prospectus contains a summary of:

(a)
each material contract (other than contracts entered into in the ordinary course of business) to which Aviva or another member of the Aviva Group is a party, for the two years immediately preceding publication of this document; and

(b)
any other contract (not being a contract entered into the ordinary course of business) entered into by any member of the Aviva Group which contains any provision under which any member of the Aviva Group has any obligation or entitlement which is material to the Aviva Group as at the date of this document.

5.2
Paragraph 13 of Part XVI ("Additional Information") of the Aviva Prospectus contains a summary of:

(a)
each material contract (other than contracts entered into in the ordinary course of business) to which Friends Life or another member of the Friends Life Group is a party, for the two years immediately preceding publication of this document; and

(b)
any other contract (not being a contract entered into the ordinary course of business) entered into by any member of the Friends Life Group which contains any provision under which any member of the Friends Life Group has any obligation or entitlement which is material to the Friends Life Group as at the date of this document.

6.     Working capital

In Aviva's opinion, the working capital available to the Enlarged Aviva Group is sufficient for its present requirements, that is, for the period of at least 12 months from the date of this document.

7.     No significant change

7.1
The following significant changes to the financial or trading position of the Aviva Group occurred since 30 June 2014, the date to which the interim financial statements of Aviva were prepared:

(a)
In July 2014, Aviva announced the issue of €700m dated Tier 2 Reset Notes under its £5,000,000,000 Euro Note Programme, which was last updated on 17 April 2014.

(b)
In August 2014, Aviva announced that the interest-bearing intercompany loan of approximately £5.8 billion which was granted by Aviva Group's UK General Insurance company, Aviva Insurance Limited, to Aviva Group's main holding company, Aviva Group Holdings Limited on 28 February 2013 was reduced to £3.6 billion at the end of July 2014.

(c)
On 4 September 2014, Aviva announced its intention to offer to the public market a minority stake in its joint venture AvivaSA Emeklilik ve Hayat A.S ("AvivaSA"), one of Turkey's largest private life and pensions providers. AvivaSA listed on Borsa İstanbul on 13 November 2014. As part of this transaction, AvivaSA and Akbank agreed to extend their exclusive bancassurance agreement for another seven years, until 2029. Akbank will continue to sell AvivaSA's life and pensions products on an exclusive basis through its leading banking network in Turkey.

(d)
On 18 September 2014, Aviva notified BZ-WBK of its intention to exercise a call option to buy back a 17% share in both BZ WBK-AVIVA TUnZ and BZ WBK-AVIVA TUO. The transaction would result in Aviva's stake increasing to 51%. The transaction is subject to regulatory approvals.

(e)
On 19 September 2014, Aviva announced the sale of its holding in its joint venture CxG Aviva to Novacaixagalicia Banco. The transaction resulted from a decision by the Arbitration Tribunal in Madrid, which determined that Novacaixagalicia Banco had breached the terms of its shareholders' agreement entered into with Aviva, pursuant to the merger of Caixa Galicia and Caixa Nova with Novacaixagalicia Banco in December 2010, and Novacaixagalicia Banco's subsequent restructuring in 2011. The Arbitration Tribunal's decision concluded the legal proceedings between Aviva and Novacaixagalicia Banco and the transaction completed on 11 December 2014.

(f)
In December 2014, Aviva announced it had redeemed in full €700m fixed/floating rate direct capital instruments ("Euro DCIs") and that listing of the Euro DCIs on the Bourse de Luxembourg had been cancelled with effect from (and including) 29 November 2014.

7.2
Save as disclosed in paragraph 7.1 above, there has been no significant change in the financial or trading position of the Aviva Group since 30 June 2014, the date to which the interim financial statements of Aviva were prepared.

7.3
The following significant change to the financial or trading position of the Friends Life Group occurred since 30 June 2014, the date to which the interim financial statements of Friends Life were prepared:

(a)
On 11 July 2014, the Friends Life Group announced that it had reached an agreement to sell Lombard, its Luxembourg-based life assurance business specialising in tax and estate planning solutions for high net worth individuals, to funds managed by The Blackstone Group L.P. The disposal of Lombard was completed by the Friends Life Group on 30 October 2014 for a total consideration of £316 million.

7.4
Save as disclosed in paragraph 7.3 above, there has been no significant change in the financial or trading position of the Friends Life Group since 30 June 2014, the date to which the interim financial statements of Friends Life were prepared.

8.     Sources and bases of historical financial information

In this document, unless otherwise stated historical financial information relating to the Friends Life Group has been extracted (without material adjustment) from the audited accounts for the Friends Life Group for the financial years ended 31 December 2013, 31 December 2012 and 31 December 2011, which were prepared in accordance with IFRS as adopted by the European Union, and from financial information for the half year ended 30 June 2014, which was prepared in accordance with International Accounting Standard 34: Interim financial reporting, as adopted by the European Union.

9.     Consents

9.1
J.P. Morgan Limited, Morgan Stanley and Robey Warshaw have each given and not withdrawn their written consent as joint financial advisers to the issue of this document with the inclusion of the reference to their respective names in the form and context in which they appear.

9.2
PricewaterhouseCoopers LLP is a member firm of the Institute of Chartered Accountants in England and Wales and has given and not withdrawn its written consent to the inclusion of its report set out in Section C of Part 4 ("Unaudited pro forma financial information of the Enlarged Aviva Group") in the form and context in which it appears.

10.  Documents available for inspection

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of Aviva at

St Helen's, 1 Undershaft, London, EC3P 3DQ from the date of this document up to and including the date of the Aviva General Meeting:

(a)
the articles of association of Aviva;

(b)
Aviva's Annual Report 2013;

(c)
Aviva's Annual Report 2012 filed with the FCA on 7 March 2013 (which includes Aviva's audited financial statements for the years ended 31 December 2012 and 2011);

(d)
Aviva's Annual Report 2011 filed with the FCA on 8 March 2012 (which includes Aviva's audited financial statements for the years ended 31 December 2011 and 2010);

(e)
Aviva's Interim Results Announcement 2014;

(f)
Aviva's interim management statement in respect of the nine month period ended 30 September 2014 filed with the FCA on 30 October 2014;

(g)
the historical financial information for Friends Life in respect of the three financial years ended 31 December 2013, 2012 and 2011 set out in Part 3 ("Historical Consolidated Financial Information relating to the Friends Life Group") of this document;

(h)
Friends Life's Interim Results Announcement 2014;

(i)
Friends Life's third quarter 2014 interim management statement filed with the FCA on 11 November 2014;

(j)
the report from PricewaterhouseCoopers LLP to Aviva on the unaudited pro forma financial information referred to in Part 4 ("Unaudited pro forma financial information of the Enlarged Aviva Group'') of this document;

(k)
the consent letters referred to in paragraph 9 ("Consents") above;

(l)
copies of the irrevocable undertakings given by both the Aviva Directors and the Friends Life Directors, as referred to in paragraph 18 of Part 1 ("Letter from the Chairman of Aviva") of this document;

(m)
the Co-operation Agreement;

(n)
the Confidentiality Agreement;

(o)
the Scheme Document;

(p)
the Prospectus; and

(q)
this document.

The above documents are also available on Aviva's website (www.aviva.com/friendsoffer).

PART 7

DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

Admission	the admission of the New Aviva Shares to the premium listing segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange becoming effective in accordance with, respectively, LR 3.2.7G of the Listing Rules and the Admission and Disclosure Standards published by the London Stock Exchange
Admission and Disclosure Standards	the requirements contained in the publication "Admission and Disclosure Standards" (as amended from time to time) published by the London Stock Exchange containing, among other things, the requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities
ADS Depositary	Citibank, N.A., whose registered office address is at 388 Greenwich Street, 14th Floor, New York, NY 10013
ADS Depositary's Notice of General Meeting	the notice of the Aviva General Meeting provided to Aviva ADS Holders by the ADS Depositary
ADSs	American depositary shares issued by the ADS Depositary and representing Aviva Shares (with each ADS representing two Aviva Shares)
ASPS	Aviva Staff Pension Scheme
AVIF	the present value of future profits on a portfolio of long-term insurance and investment contracts, acquired through the purchase of a business or portfolio
Aviva	Aviva plc, a company incorporated under the laws of England and Wales with registered number 2468686, whose registered office is St Helen's, 1 Undershaft, London EC3P 3DQ, United Kingdom
Aviva ADS Holders	holders of ADSs
Aviva AESOP	Aviva's All Employee Share Ownership Plan as approved by Aviva Shareholders in April 2001 and May 2011
Aviva Board	the board of directors of Aviva
Aviva Directors	the current directors of Aviva, whose names appear on page 6 of this document
Aviva Form of Direction	the electronic form of direction for use by members of the Aviva Vested Share Account and participants in the Aviva AESOP in relation to the Aviva General Meeting
Aviva Form of Proxy	the personalised form of proxy for use by Aviva Shareholders (other than Aviva Share Account members, Aviva Vested Share Account members, participants in the Aviva AESOP and, for the avoidance of doubt, Aviva ADS Holders) in relation to the Aviva General Meeting
Aviva General Meeting	the general meeting of Aviva convened in connection with the Proposed Acquisition, notice of which accompanies this document, including any adjournment thereof
Aviva Group	Aviva and its subsidiary undertakings and associated undertakings
Aviva Investors	the asset management arm of Aviva
Aviva Prospectus	the prospectus published by Aviva on or around the date of this document in connection with the issue of the New Aviva Shares

Aviva Share Account	the corporate sponsored nominee account service of Aviva operated by Computershare Investor Services PLC pursuant to which Computershare Company Nominees Limited (or any other company), acting as nominee, holds Aviva Shares on behalf of Aviva Shareholders
Aviva Share Schemes	are as set out in paragraph 3 of Part 6 ("Additional Information") of this document
Aviva Shareholders	holders of Aviva Shares
Aviva Shares	ordinary shares of 25 pence each in the capital of Aviva
Aviva Vested Share Account	the nominee account managed by Aviva's Share Plan Administrator into which shares purchased through Aviva's Save As You Earn (SAYE) Scheme can be transferred and pursuant to which Computershare Trustees Limited, acting as nominee, holds Aviva Shares on behalf of Aviva Shareholders
Aviva Voting Instruction Form	the personalised voting instruction form for use by Aviva Share Account members in relation to the Aviva General Meeting
Aviva's 2014 Preliminary Results	the preliminary consolidated accounts of Aviva for the financial year ended 31 December 2014
Aviva's Annual Report 2013	Aviva's Annual Report 2013 filed with the FCA on 6 March 2014 (which includes Aviva's audited financial statements for the years ended 31 December 2013 and 2012)
Aviva's Interim Results Announcement 2014	Aviva's interim results announcement in respect of the six month period ended 30 June 2014 filed with the FCA on 7 August 2014
Aviva's Share Plan Administrator	Computershare Investor Services PLC
Business Day	a day on which banks are generally open for business in London and Guernsey (excluding Saturdays, Sundays and public holidays)
Closing Price	the middle market price of an Aviva Share or a Friends Life Share (as applicable) at the close of business on the day to which such price relates, as derived from the daily official list of the London Stock Exchange for that day or from Bloomberg in the case of the average Closing Price for the relevant period
Code	the City Code on Takeovers and Mergers published by the Panel
Companies Act	the UK Companies Act 2006 (as amended)
Conditions	the conditions to the implementation of the Proposed Acquisition (including the Scheme) as set out in Part IV ("Conditions and Certain Further Terms of the Scheme and the Proposed Acquisition") of the Scheme Document
Co-operation Agreement	the co-operation agreement entered into by Friends Life and Aviva dated 2 December 2014
Court Meeting	the meeting of the Scheme Shareholders (other than Non-Voting Persons) convened by order of the Guernsey Court pursuant to section 107 of the Guernsey Company Law, to consider and, if thought fit, to approve the Scheme with or without modification (including any adjournment or postponement thereof)
CREST	the relevant system (as defined in the CREST Regulations) of which Euroclear is the Operator (as defined in the CREST Regulations)
CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) or the Uncertificated Securities (Guernsey) Regulations, 2009 as the context requires
Deloitte	Deloitte LLP of 2 New Street Square, London EC4A 3BZ
Disclosure and Transparency Rules	the Disclosure and Transparency Rules of the FCA in its capacity as the UK Listing Authority under FSMA and contained in the UK Listing Authority's publication of the same name

Economic Capital	a measure of the financial strength of the business; an economic capital surplus represents the excess of available economic capital over required economic capital where the capital requirement is based on Aviva's own internal assessment and capital management policies; the term "economic capital" does not imply capital as required by regulators or third parties
Effective	in the context of the Proposed Acquisition:
(a) if the Proposed Acquisition is implemented by way of the Scheme, the time at which the Guernsey Court sanctions the Scheme under Part VIII of the Guernsey Company Law; or
(b) if the Proposed Acquisition is implemented by way of an Offer, such Offer having been declared or become unconditional in all respects in accordance with the Code
Effective Date	the date on which the Scheme becomes Effective
Enlarged Asset Management Business	the combined asset management businesses of Aviva and Friends Life following completion of the Proposed Acquisition
Enlarged Aviva Group	the combined Aviva Group and Friends Life Group following completion of the Proposed Acquisition
Enlarged Life and Pensions Business	the combined life and pensions businesses of Aviva and Friends Life following completion of the Proposed Acquisition
EPS	a measure of profit generation per unit of equity, calculated by dividing profit after tax, non-controlling interests, cumulative preference dividends and coupon payments in respect of direct capital instruments and fixed rate tier 1 notes by the weighted average number of shares in issue during the period
Euroclear	Euroclear UK & Ireland Limited, incorporated in England and Wales with registered number 02878738
Exchange Ratio	0.74 New Aviva Shares for each Friends Life Share
FCA	the UK Financial Conduct Authority
Firm Offer Announcement	the joint announcement made by Friends Life and Aviva dated 2 December 2014 in relation to the Proposed Acquisition pursuant to Rule 2.7 of the Code
Friends Life	Friends Life Group Limited, a company incorporated under the laws of Guernsey with registered number 49558 and registered office address at PO Box 25, Regency Court, Glategny Esplanade, St Peter Port, Guernsey, GY1 3AP
Friends Life's 2014 Preliminary Results	the preliminary consolidated accounts of Friends Life for the financial year ended 31 December 2014
Friends Life Directors	the directors of Friends Life as at the date of this document
Friends Life Dividend Record Date	6.00 p.m. on the Business Day immediately prior to the date of the Guernsey Court Hearing, being the time and date by reference to which the entitlements of Scheme Shareholders to receive the proposed second interim Friends Life dividend of 24.1 pence per share will be determined
Friends Life General Meeting	the extraordinary general meeting of Friends Life convened for the purposes of implementing the Proposed Acquisition, or any adjournment thereof
Friends Life Group	Friends Life, its subsidiaries and subsidiary undertakings from time to time
Friends Life Incentive Schemes	the employee incentive schemes operated by the Friends Life Group, being the Friends Life Group plc Long Term Incentive Plan, the Friends Life Group Limited Performance Share Plan, the Friends Life Group Limited Restricted Share Plan, the Resolution Limited Deferred Share Award Plan 2013, the Friends Provident Holdings (UK) plc Share Incentive Plan 2010 and the Friends Provident Group plc Share Incentive Plan 2009

Friends Life Share Buyback Programme	the Friends Life share buyback programme which commenced on 31 October 2014
Friends Life Shareholders	holders of Friends Life Shares
Friends Life Shares	ordinary shares of no par value in the capital of Friends Life
Friends Life's Interim Results Announcement 2014	Friends Life's interim results announcement for the six months ending 30 June 2014
FSMA	Financial Services and Markets Act 2000 (as amended)
GFSC	the Guernsey Financial Services Commission
Guernsey	the Island of Guernsey or the Bailiwick of Guernsey, as the context requires
Guernsey Company Law	the Companies (Guernsey) Law, 2008 (as amended)
Guernsey Court	the Royal Court of Guernsey
Guernsey Court Hearing	the hearing by the Guernsey Court to sanction the Scheme under Part VIII of the Guernsey Company Law
HK SFC	the Securities and Futures Commission in Hong Kong
Holdco Excess Cash Flow	a measure of excess cash flow, calculated by deducting central operating expenses and debt financing costs from cash remitted by business units
IFRS	International Financial Reporting Standards
J.P. Morgan Cazenove	for the purposes of acting as joint financial adviser and joint sponsor, J.P. Morgan Limited and, for the purposes of acting as joint corporate broker, J.P. Morgan Securities plc, which entities each conduct their UK investment banking business as J.P. Morgan Cazenove, both of 25 Bank Street, London E14 5JP
Joint Sponsors	J.P. Morgan Cazenove and Morgan Stanley
Limited Partnership Agreement	the limited partnership agreement relating to the Partnership
Listing Rules	the Listing Rules of the FCA in its capacity as the UK Listing Authority under FSMA and contained in the UK Listing Authority's publication of the same name
Lombard	Lombard International Assurance S.A. and Insurance Development Holdings AG
London Stock Exchange	the London Stock Exchange plc, or its successor from time to time
Long Stop Date	31 July 2015 or such later date (if any) as Aviva and Friends Life may agree and, if required, the Guernsey Court may allow
Market Consistent Embedded Value or MCEV	a measure of the value of a life business to its shareholders; it is the sum of the value of the shareholders net assets and the present value of the amounts generated by the in-force business that will be distributable to shareholders in the future, where the assumptions used to calculate future profits are consistent with current market prices for traded assets
Morgan Stanley	Morgan Stanley & Co. International plc of 25 Cabot Square, Canary Wharf, London E14 4QA
NAV	net asset value
New Aviva Shares	the new Aviva Shares to be issued to Scheme Shareholders as consideration pursuant to the Scheme, and to be issued, subject to election by RCAP in respect of Friends Life Shares pursuant to the Value Share arrangements, in each case in connection with the Proposed Acquisition
Non-Voting Person	any holder of Non-Voting Shares, provided that any such person will only be a Non-Voting Person in respect of the Non-Voting Shares that person holds
Non-Voting Shares	any Scheme Shares in respect of which:
(a) a member of the Aviva Group controls the exercise of the voting rights attaching to those Scheme Shares; and

(b) a member of the Aviva Group has a beneficial interest in such Scheme Shares
Notice of Aviva General Meeting	the notice of the Aviva General Meeting (together with the accompanying notes) set out at pages 422 to 427 of this document
Offer	if the Proposed Acquisition is implemented by way of a takeover offer as defined in Chapter 3 of Part 28 of the Companies Act, the offer to be made by Aviva to acquire the entire issued and to be issued share capital of Friends Life including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer and including any election available in connection with it
Official List	the official list of the UK Listing Authority
Overseas Shareholders	Scheme Shareholders who have a registered address in a jurisdiction outside the United Kingdom, the United States or Guernsey, or whom Aviva reasonably believes to be citizens, residents or nationals of a jurisdiction outside the United Kingdom, the United States or Guernsey
Panel	the Panel on Takeovers and Mergers
Partnership	Resolution Holdco No. 1 LP acting by its general partner Friends Life
PRA	the UK Prudential Regulation Authority
Proposed Acquisition	the proposed acquisition of Friends Life by Aviva to be implemented by way of the Scheme or otherwise by way of an Offer
Proposed Directors	the proposed directors of the board of Aviva, to be appointed following the Proposed Acquisition (and subject to regulatory approval), being Andy Briggs and Sir Malcolm Williamson
Prospectus Directive Regulation	Commission Regulation (EC) No. 809/2004
Prospectus Rules	the Prospectus Rules made by the FCA pursuant to section 73A of FSMA
RCAP	RCAP UK LP acting by its general partner RCAP UK GP Limited
Registrar or Computershare	Computershare Investor Services PLC
Regulatory Information Service	any of the services authorised from time to time by the FCA for the purposes of disseminating regulatory announcements
Resolutions	the resolutions proposed to be passed by the Aviva Shareholders at the Aviva General Meeting as set out in the Notice of Aviva General Meeting
Restricted Person	any person which holds Scheme Shares and which would be prohibited under section 136 (as extended by section 144) of the Companies Act from being a shareholder of Aviva upon this Scheme becoming Effective, provided that any such person will only be a Restricted Person to the extent of such prohibition
Restricted Shares	any Scheme Shares which are registered in the name of a Restricted Person, provided that any such Scheme Shares shall only be Restricted Shares to the extent that the prohibition in section 136 (as extended by section 144) of the Companies Act applies to such Scheme Shares
Robey Warshaw	Robey Warshaw LLP of 31 St James's Place, London SW1A 1NR
S&P Leverage	a leverage measure used by the rating agency Standard and Poor's, which is based on dividing the company's external borrowings by the sum of its external borrowings and its total equity on an MCEV basis
Scheme	the scheme of arrangement proposed to be made under Part VIII of the Guernsey Company Law between Friends Life and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Guernsey Court and agreed to by Friends Life and Aviva, and set out in full in Part III ("The Scheme of Arrangement") of the Scheme Document

Scheme Document	the document to be despatched to Friends Life Shareholders and others containing, among other things, the Scheme, an explanatory statement in compliance with Part VIII of the Guernsey Company Law, and the notices of the Court Meeting and the Friends Life General Meeting
Scheme Record Time	6.00 p.m. on the Business Day immediately prior to the date of the Guernsey Court Hearing
Scheme Shareholders	holders of Scheme Shares
Scheme Shares	all Friends Life Shares:
(a) in issue at the date of the Scheme Document;
(b) (if any) issued after the date of the Scheme Document and before the Scheme Voting Record Time; and
(c) (if any) issued at or after the Scheme Voting Record Time but before the Scheme Record Time in respect of which the original or any subsequent holder thereof is, or shall have agreed in writing to be, bound by the Scheme, and including, for the avoidance of doubt and where the context requires, any Restricted Shares and any Non-Voting Shares, but excluding any Friends Life Shares held as treasury shares
Scheme Voting Record Time	6.00 p.m. on the day which is two days before the date of the Court Meeting or the Friends Life General Meeting (as applicable) or, if the Court Meeting (or the Friends Life General Meeting) is adjourned, 6.00 p.m. on the day which is two days before the date set for the adjourned Court Meeting or the Friends Life General Meeting, as applicable
SEC	US Securities and Exchange Commission
Settlement Date	the date of settlement of the Scheme consideration
Solvency II	the Solvency II Directive and any implementing measures adopted pursuant to the Solvency II Directive (for the avoidance of doubt, whether implemented by way of regulation or by further directives or otherwise)
Solvency II Directive	Directive 2009/138/EC of the European Union (as amended) on the taking-up and pursuit of the business of insurance and reinsurance (Solvency II) and which must be transposed by Member States pursuant to Article 309 of Directive 2009/138/EC
UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland
UK Listing Authority	the FCA acting in its capacity as the competent authority for listing under FSMA
US or United States	the United States of America, its territories and possessions, any State of the United States and the District of Columbia
US Securities Act	the US Securities Act of 1933 and the rules and regulations promulgated thereunder (as amended)
Value Share	the interests held by RCAP in the Partnership through which certain returns are distributed to RCAP, pursuant to the terms of the Limited Partnership Agreement (as described in more detail in paragraph 4 of Part 6 ("Additional Information") of this document)
VAT	value added tax
£, pence, p, Sterling or GBP	the lawful currency of the United Kingdom from time to time

For the purposes of this document, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the respective meanings given by the Companies Act.

References to an enactment include references to that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the date of this document.

All references to time in this document are to London time unless otherwise stated.

NOTICE OF AVIVA GENERAL MEETING

AVIVA PLC

(Incorporated in England and Wales with registered number 2468686)

Notice is hereby given that a general meeting of Aviva plc (the Company) will be held on 26 March 2015 at 11.00 a.m. at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE (the General Meeting) for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1.
THAT the acquisition by Aviva plc (the Company) of the entire issued and to be issued ordinary share capital of Friends Life Group Limited (Friends Life) (the Proposed Acquisition), to be implemented by way of a court-sanctioned scheme of arrangement under Part VIII of the Companies (Guernsey) Law, 2008 (as amended) (the Scheme) (subject to the Company reserving the right to elect to implement the Proposed Acquisition by way of a takeover offer as defined in Chapter 3 of Part 28 of the Companies Act 2006 (an Offer), subject to the consent of the Panel on Takeovers and Mergers and to the terms of the agreement between the Company and Friends Life in respect of the conduct of the Proposed Acquisition dated 2 December 2014), substantially on the terms and subject to the conditions set out in: (i) the circular to shareholders of the Company dated 19 January 2015 (the Circular) outlining the Proposed Acquisition, to which the notice convening this meeting is attached, and (ii) the prospectus prepared by the Company in connection with Admission (as defined below) dated 19 January 2015, be and is hereby approved and that the directors of the Company (or any duly constituted committee thereof) be and are hereby authorised to: (i) take all such steps as may be necessary or desirable in connection with, and to implement the Proposed Acquisition; and (ii) agree such modifications, variations, revisions, waivers or amendments to the terms and conditions of the Proposed Acquisition (provided that any such modifications, variations, revisions, waivers or amendments are not a material change to the terms of the Scheme for the purposes of Listing Rule 10.5.2) and to any documents and arrangements relating thereto, as they may in their absolute discretion think fit.

2.
THAT subject to and conditional upon the Scheme becoming effective (save for any conditions relating to: (a) the UK Listing Authority having acknowledged to the Company or its agent (and such acknowledgment not having been withdrawn) that the application for the admission of the new ordinary shares of 25 pence each in the capital of the Company to be issued pursuant to the Scheme (the New Aviva Shares) to listing on the premium segment of the Official List of the UK Listing Authority has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject (the Listing Conditions)) will become effective as soon as a dealing notice has been issued by the Financial Conduct Authority and any Listing Conditions have been satisfied; and (b) the London Stock Exchange plc having acknowledged to the Company or its agent (and such acknowledgment not having been withdrawn) that the New Aviva Shares will be admitted to trading on the main market of the London Stock Exchange plc (Admission)), or, as the case may be, an Offer becoming or being declared wholly unconditional (save for Admission), the directors of the Company be and hereby are generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 (in addition, to the extent unutilised, to the authority granted to the directors of the Company at the Company's annual general meeting held on 30 April 2014, which remains in full force and effect) to exercise all the powers of the Company to allot the New Aviva Shares and to grant rights to subscribe for or to convert any securities into shares in the Company, up to an aggregate nominal amount of £276,250,000, in connection with any allotment of New Aviva Shares:

  (i)    pursuant to the Scheme (or, as the case may be, the Offer); and

  (ii)    that would be required to be issued in accordance with certain amendments to be made to the articles of incorporation of Friends Life in connection with the Scheme (or, as the case may be, the Offer), in each case, credited as fully paid, with authority to deal with fractional entitlements arising out of such allotments as they think fit and to take all such other steps as they may in their absolute discretion deem necessary, expedient or appropriate to implement such allotments in connection with the Proposed Acquisition, and which authority shall expire on the Long Stop Date (as defined in the Circular) (unless previously revoked, renewed, varied or extended by the Company in general meeting), save that the Company may before such expiry make an offer or enter into an agreement which would or might require relevant securities to be allotted after such expiry and the directors of the Company may allot relevant securities in pursuance of such an arrangement as if the authority conferred hereby had not expired.

By order of the Board

Kirstine Cooper

Group General Counsel and Company Secretary

Aviva plc
Registered office: St Helen's, 1 Undershaft, London EC3P 3DQ, United Kingdom

19 January 2015

Notes

1.      Members' right to appoint a proxy

1.1
Shareholders are entitled to appoint a proxy to exercise any or all of their rights to attend, speak and vote at the General Meeting. If a shareholder wants their proxy to speak on their behalf, they must appoint someone other than the Chairman as their proxy. A proxy need not be a shareholder of the Company. The appointment of a proxy will not prevent ordinary shareholders from subsequently attending, voting and speaking at the General Meeting in person if they so wish and are so entitled, in which case any votes of the proxy will be superseded.

1.2
A shareholder may appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to different shares. Registration of proxy instructions electronically through www.investorcentre.co.uk/eproxy will appoint the appropriate proxy. Alternatively, the form of proxy (or, in the case of Aviva Share Account members, the voting instruction form) issued with hard copies of this notice can be completed and returned in accordance with the instructions on the form of proxy (or the voting instruction form). Aviva Share Account members may instruct Computershare Company Nominees Limited to vote on their behalf on a poll. Members of the Aviva Vested Share Account and participants in the Aviva All Employee Share Ownership Plan may also instruct Computershare Trustees Limited to vote on their behalf on a poll by completing an electronic form of direction.

1.3
A person who is not a shareholder of the Company, but has been nominated by a shareholder to enjoy information rights in accordance with section 146 of the Companies Act 2006 (as amended) (the Act) (a nominated person), does not have a right to appoint a proxy.

1.4
Nominated persons may have a right under an agreement with the shareholder to be appointed (or to have someone else appointed) as a proxy for the General Meeting. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under an agreement with the relevant shareholder to give instructions as to the exercise of voting rights.

1.5
Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of the same powers as the corporation could exercise if it were an individual member, provided that multiple corporate representatives do not vote in relation to the same ordinary shares.

1.6
Pursuant to section 360B(2) of the Act, the Company specifies that only those ordinary shareholders registered on the relevant register of members of the Company as at 6.00 p.m. on 24 March 2015 shall be entitled to attend or vote at the General Meeting in respect of the number of shares registered in their name at that time, or in the event of an adjournment of this General Meeting, ordinary shareholders on the register of members at 6.00 p.m. on the day which is two days (excluding non-working days) before the scheduled time for the adjourned General Meeting. Changes to entries on the relevant register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend or vote at the General Meeting.

1.7
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual (available at www.euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting services provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

1.8
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual available at www.euroclear.com. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company's Registrar, Computershare Investor Services PLC (Computershare) (ID 3RA50), by 11.00 a.m. on 24 March 2015 (or in the event of an adjournment of this General Meeting, not less than 48 hours (excluding non-working days) before the scheduled time for the adjourned General Meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which Computershare is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

1.9
CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting services provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

1.10
The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

2.      Attendance at the General Meeting

2.1
Shareholders should bring the attendance card, which is attached to the form of proxy (or, in the case of Aviva Share Account members, to the voting instruction form) which accompanies the hard copy of this notice, with you if you attend the General Meeting. If you do not have an attendance card your right to attend will be verified by the Company's Registrar, Computershare.

2.2
Representatives of corporate shareholders will have to produce evidence of their proper appointment when attending the General Meeting. Please contact Computershare (whose contact details are set out below) if you need any further guidance on this.

3.      Questions at the General Meeting

3.1
Shareholders have the right to ask questions relating to the business of the General Meeting and the Company has an obligation to answer such questions unless they fall within any of the statutory exceptions. No answer will therefore be required to be given if: (i) it is undesirable in the interests of the Company or the good order of the General Meeting; (ii) if to do so would unduly interfere with the preparation for the General Meeting or involve the disclosure of confidential information; or (iii) if the answer has already been given on a website in the form of an answer to a question.

3.2
If you are unable to attend the General Meeting, but would like to ask the directors a question in connection with the business of the General Meeting, you can do so by sending a question by email to Aviva.shareholders@aviva.com. We will endeavour to provide you with a response as soon as possible.

4.      Voting and proxy arrangements

4.1
Voting on each of the resolutions to be put to the General Meeting will be taken on a poll, rather than a show of hands, to reflect the number of shares held by a shareholder, whether or not the shareholder is able to attend the General Meeting.

4.2
The results of the polls will be announced to the London Stock Exchange as soon as practicable following the conclusion of the General Meeting and will also be published on the Company's website at www.aviva.com/friendsoffer.

4.3
There are four ways in which shareholders can vote (as applicable):

(a)
in person at the General Meeting;

(b)
online at www.investorcentre.co.uk/eproxy or by accessing the mobile site via the Quick Response code below:

  (c)
  complete and sign the form of proxy or (in the case of Aviva Share Account members) the voting instruction form, and return it to Computershare; or

  (d)
  CREST members may vote via the CREST electronic voting system in accordance with the instructions detailed at notes 1.7 to 1.10 (above) of this notice of General Meeting.

  Holders of ADSs (as defined below) should refer to the separate instructions on how to exercise their right to vote contained in note 8 (below) of this notice of General Meeting.

4.4
The Company has included on the voting cards a 'Vote withheld' option in order for shareholders to abstain on any particular resolution. However, please note that a 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of votes 'For' or 'Against' the relevant resolution.

4.5
If you are unable to attend the General Meeting or wish to register your votes now in relation to the resolutions proposed, you can register your instruction electronically through www.investorcentre.co.uk/eproxy or by accessing the mobile site via the Quick Response code above.

4.6
You will need to have your form of proxy, voting instruction form or the notification letter or email in respect of the General Meeting sent to you by the Company's Registrar and Share Plan Administrator, Computershare, to hand when you log on as it contains information which is required in the process.

4.7
Alternatively, you can complete the form of proxy or the voting instruction form and return it to the Company's Registrar, Computershare.

4.8
A prepaid envelope addressed to Computershare is enclosed for this purpose. A postage stamp is not required if posted in the United Kingdom.

4.9
Please ensure that you sign the form of proxy or the voting instruction form and initial any alterations. If someone other than you signs the form of proxy or the voting instruction form, it must be returned with either the letter of authority, power of attorney or a certified copy of the power of attorney authorising him or her to sign on your behalf. If the holder is a corporation, the form of proxy or the voting instruction form must be signed either under seal or under the hand of a duly authorised officer or attorney of that company, stating their capacity.

4.10
Voting in advance of the General Meeting by completing a form of proxy or voting instruction form (as applicable) will not prevent you from subsequently attending in person and voting at the General Meeting.

4.11
Voting instructions must be received by Computershare by the following deadlines:

(a)
forms of proxy completed by ordinary shareholders must be received no later than by 11.00 a.m. on Tuesday, 24 March 2015 (or in the event of an adjournment of this General Meeting, no less than 48 hours (excluding non-working days) before the time scheduled for the adjourned General Meeting);

(b)
voting instruction forms completed by Aviva Share Account members must be received no later than by 11.00 a.m. on Monday, 23 March 2015 (or in the event of an adjournment of this General Meeting, no less than 72 hours (excluding non-working days) before the scheduled time for the adjourned General Meeting); and

(c)
electronic forms of direction completed by participants in the Aviva All Employee Share Ownership Plan and Aviva Vested Share Account members must be received no later than by 11.00 a.m. on Monday, 23 March 2015 (or in the event of an adjournment of this General Meeting, no less than 72 hours (excluding non-working days) before the scheduled time for the adjourned General Meeting).

4.12
CREST members who wish to appoint or instruct a proxy or proxies via the CREST electronic proxy appointment service should refer to notes 1.7 to 1.10 (above) of this notice of General Meeting for information on how to proceed.

5.      Share capital

5.1
At the close of business on 15 January 2015 (being the last practicable business day prior to the publication of this notice) the issued share capital of the Company was 2,950,758,512 ordinary shares of 25 pence each, 100,000,000 8 3/4% cumulative irredeemable preference shares of £1 each and 100,000,000 8 3/8% cumulative irredeemable preference shares of £1 each.

5.2
Each ordinary share carries the right to one vote. Therefore, the total voting rights in the Company as at the close of business on 15 January 2015 was 2,950,758,512.

6.      Website

  A copy of this notice, and other information required by section 311A of the Act, can be found at www.aviva.com/friendsoffer.

7.
If you require any help or further information regarding your shareholding, please contact Computershare using the contact details below:

  Via the internet: www.investorcentre.co.uk/contactus

  By email: avivaSHARES@computershare.co.uk

  By telephone: 0871 495 0105

  Lines are open from 8.30am to 5.30pm (UK time), Monday to Friday (excluding public holidays). Please call +44 117 378 8361 if calling from outside of the United Kingdom.

  In writing: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZZ.

8.      For American Depositary Share Holders

  If you hold Aviva plc American Depositary Shares (ADSs) as at 5.00 p.m. (New York City time) on 26 January 2015, you will be entitled to instruct Citibank, N.A. (the ADS Depositary) to vote the shares represented by your ADSs at the General Meeting on your behalf as your proxy.

  If you hold your ADSs directly on the register of ADS holders maintained by the ADS Depositary, simply complete and return the relevant ADS proxy card provided to the ADS Depositary to arrive by the voting deadline, 10.00 a.m. (New York City time) on 20 March 2015. You may also give voting instructions to the ADS Depositary via the internet or by the telephone in the manner described in the ADS proxy card provided.

  If you hold your ADSs indirectly through a bank, broker or nominee, you will need to contact them directly to exercise your right to instruct the ADS Depositary to vote the shares represented by your ADSs on your behalf as your proxy.

  If you require any help or further information regarding your ADS holding, please contact the ADS Depositary, who maintains the Company's register of ADS holders, using the contact details below:

  Via the internet: citibank@shareholders-online.com

  By telephone: 1 877 248 4237 (1 877-CITI-ADR), or +1 781 575 4555 if you are calling from outside the United States (Lines are open from 8.30am to 6.00pm, Monday to Friday US Eastern Standard Time).

  In writing: Citibank Shareholder Services, PO Box 43077, Providence, Rhode Island 02940-3077 USA.